    As filed with the Securities and Exchange Commission on April 22, 2013



                                                            File Nos. 333-186204

                                                                       811-03365


                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D.C. 20549


                                    FORM N-4


           REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                          Pre-Effective Amendment No. 1                      [x]



                         Post-Effective Amendment No.                         []


                                      and

        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940


                               Amendment No. 496                             [x]



                        (Check Appropriate Box or Boxes)



                    MetLife Investors USA Separate Account A

                           (Exact Name of Registrant)



                    MetLife Investors USA Insurance Company

                              (Name of Depositor)

                           5 Park Plaza, Suite 1900

                            Irvine, California 92614

        (Address of Depositor's Principal Executive Offices) (Zip Code)


               Depositor's Telephone Number, including Area Code

                                 (800) 989-3752



                    (Name and Address of Agent for Service)

                              Eric T. Steigerwalt

                                   President

                    MetLife Investors USA Insurance Company

                                c/o 501 Route 22

                             Bridgewater, NJ 08807



                                   COPIES TO:

                                W. Thomas Conner

                                 Reed Smith LLP

                              11301 K Street, N.W.

                           Washington, DC 20005-3373


                  APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING

  As soon as possible after the effective date of this registration statement.



The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                      TITLE OF SECURITIES BEING REGISTERED

Interest in a separate account under individual flexible premium deferred variable annuity contracts.

                                                  THE VARIABLE ANNUITY CONTRACT

                                                                       ISSUED BY


                                         METLIFE INVESTORS USA INSURANCE COMPANY



                                                                             AND



                                        METLIFE INVESTORS USA SEPARATE ACCOUNT A



                                                               SERIES L - 4 YEAR


                                           (OFFERED ON AND AFTER APRIL 29, 2013)







                                                                  APRIL 29, 2013




This prospectus describes the flexible premium deferred variable annuity contract offered by MetLife Investors USA Insurance Company (MetLife Investors USA or we or us). The contract is offered for individuals and some tax qualified and non-tax qualified retirement plans.




The annuity contract has 61 investment choices - a Fixed Account that offers an interest rate guaranteed by us, and 60 Investment Portfolios listed below.








MET INVESTORS SERIES TRUST - GWB PORTFOLIOS* (CLASS B):


     AllianceBernstein Global Dynamic Allocation Portfolio
     AQR Global Risk Balanced Portfolio
     BlackRock Global Tactical Strategies Portfolio
     Invesco Balanced-Risk Allocation Portfolio
     JPMorgan Global Active Allocation Portfolio
     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     Pyramis (Reg. TM) Government Income Portfolio

     Pyramis (Reg. TM) Managed Risk Portfolio

     Schroders Global Multi-Asset Portfolio




METROPOLITAN SERIES FUND - GWB PORTFOLIO* (CLASS G):

     Barclays Aggregate Bond Index Portfolio


* If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios. (See "Purchase - Investment Allocation Restrictions for Certain Riders.") These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.



MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E):

     American Funds (Reg. TM) Growth Portfolio (Class C)

     BlackRock High Yield Portfolio
     Clarion Global Real Estate Portfolio

     ClearBridge Aggressive Growth Portfolio

     Goldman Sachs Mid Cap Value Portfolio
     Harris Oakmark International Portfolio

     Invesco Comstock Portfolio
     Invesco Small Cap Growth Portfolio
     Janus Forty Portfolio
     JPMorgan Core Bond Portfolio

     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Mid Cap Value Portfolio
     Met/Eaton Vance Floating Rate Portfolio

     Met/Franklin Low Duration Total Return Portfolio

     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio

     Pioneer Strategic Income Portfolio (Class E)

     T. Rowe Price Large Cap Value Portfolio
     T. Rowe Price Mid Cap Growth Portfolio

     Third Avenue Small Cap Value Portfolio

METROPOLITAN SERIES FUND:


     Baillie Gifford International Stock Portfolio (Class B)

     BlackRock Money Market Portfolio (Class B)
     Davis Venture Value Portfolio (Class E)

     Frontier Mid Cap Growth Portfolio (Class B)

     Jennison Growth Portfolio (Class B)
     Met/Artisan Mid Cap Value Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MetLife Mid Cap Stock Index Portfolio (Class G)
     MetLife Stock Index Portfolio (Class B)

     MFS (Reg. TM) Value Portfolio (Class B)

     MSCI EAFE (Reg. TM) Index Portfolio (Class G)

     Neuberger Berman Genesis Portfolio (Class B)

     Russell 2000 (Reg. TM) Index Portfolio (Class G)

     T. Rowe Price Large Cap Growth Portfolio (Class B)

     Western Asset Management U.S. Government Portfolio (Class B)



MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS (CLASS B OR, AS NOTED, CLASS C):

     American Funds (Reg. TM) Moderate Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Balanced Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Growth Allocation Portfolio
         (Class C)
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio

     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio


Please read this prospectus before investing and keep it on file for future reference. It contains important information about the MetLife Investors USA Variable Annuity Contract.



To learn more about the MetLife Investors USA Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information (SAI) dated April 29, 2013. The SAI has been filed with the Securities and Exchange Commission
(SEC) and is legally a part of the prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on Page 60 of this prospectus. For a free copy of the SAI, call us at (800) 343-8496, visit our website at WWW.METLIFEINVESTORS.COM, or write to us at: 5 Park Plaza, Suite 1900, Irvine, CA 92614.



The contracts:

o  are not bank deposits

o  are not FDIC insured

o  are not insured by any federal government agency

o  are not guaranteed by any bank or credit union

o  may be subject to loss of principal


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



April 29, 2013

TABLE OF CONTENTS                         PAGE






INDEX OF SPECIAL TERMS..................   5
HIGHLIGHTS..............................   5
FEE TABLES AND EXAMPLES.................   7
1. THE ANNUITY CONTRACT.................  14
     Market Timing......................  14
2. PURCHASE.............................  15
     Purchase Payments..................  15
     Termination for Low Account Value    15
  .
     Allocation of Purchase Payments....  16
     Investment Allocation Restrictions
       for Certain Riders...............  17
     Free Look..........................  18
     Accumulation Units.................  18
     Account Value......................  18
     Replacement of Contracts...........  19
     Owning Multiple Contracts..........  19
3. INVESTMENT OPTIONS...................  19
     Investment Portfolios That Are
       Funds-of-Funds...................  22
     Transfers..........................  22
     Dollar Cost Averaging Programs.....  25
     Three Month Market Entry Program...  27
     Automatic Rebalancing Program......  27
     Voting Rights......................  27
     Substitution of Investment Options.  27
4. EXPENSES.............................  28
     Product Charges....................  28
     Account Fee........................  28
     Guaranteed Withdrawal Benefit -
       Rider Charge  ...................  29
     Withdrawal Charge..................  29
     Reduction or Elimination of the
       Withdrawal Charge................  30
     Premium and Other Taxes............  30
     Transfer Fee.......................  31
     Income Taxes.......................  31
     Investment Portfolio Expenses......  31
5. ANNUITY PAYMENTS
     (THE INCOME PHASE).................  31
     Annuity Date.......................  31
     Annuity Payments...................  31
     Annuity Options....................  32
     Variable Annuity Payments..........  34
     Fixed Annuity Payments.............  34
6. ACCESS TO YOUR MONEY.................  34
     Systematic Withdrawal Program......  35

     Suspension of Payments or Transfers  35
7. LIVING BENEFIT.......................  36
     Guaranteed Withdrawal Benefit......  36
     Operation of the Guaranteed
       Withdrawal Benefit...............  37
     GWB Rate Table.....................  43
8. PERFORMANCE..........................  45
9. DEATH BENEFIT........................  45
     Upon Your Death....................  45
     Standard Death Benefit - Principal
       Protection.......................  46
     Optional Death Benefit - Annual
       Step-Up..........................  46
     Additional Death Benefit - Earnings
       Preservation Benefit.............  47
     General Death Benefit Provisions...  47
     Spousal Continuation...............  48
     Death of the Annuitant.............  48
     Controlled Payout..................  49
10. FEDERAL INCOME TAX STATUS...........  49
     Taxation of Non-Qualified            49
  Contracts  .
     Taxation of Qualified Contracts....  51
     Puerto Rico Tax Considerations.....  54
     Tax Benefits Related to the Assets
       of the SeparateAccount...........  55
     Possible Tax Law Changes...........  55
11. OTHER INFORMATION...................  55
     MetLife Investors USA..............  55
     The Separate Account...............  55
     Distributor........................  56
     Selling Firms......................  56
     Requests and Elections.............  58
     Ownership..........................  59
     Legal Proceedings..................  59
     Financial Statements...............  60
TABLE OF CONTENTS OF THE STATEMENT OF
ADDITIONAL INFORMATION..................  60
APPENDIX A.............................. A-1
     Participating Investment Portfolios A-1
APPENDIX B.............................. B-1
     EDCA Examples with Multiple
       Purchase Payments................ B-1
APPENDIX C.............................. C-1
     Guaranteed Withdrawal Benefit       C-1
  Examples  .
APPENDIX D.............................. D-1
     Death Benefit Examples............. D-1

INDEX OF SPECIAL TERMS


Because of the complex nature of the contract, we have used certain words or terms in this prospectus which may need an explanation. We have identified the following as some of these words or terms. The page that is indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.




                                                                          PAGE

Account Value............................................................ 18
Accumulation Phase....................................................... 14
Accumulation Unit........................................................ 18
Annual Benefit Payment................................................... 37
Annuitant................................................................ 59
Annuity Date............................................................. 31
Annuity Options.......................................................... 32
Annuity Payments......................................................... 31
Annuity Units............................................................ 32
Beneficiary.............................................................. 59
Business Day............................................................. 16
Contract Year............................................................ 16
Fixed Account............................................................ 14
Good Order............................................................... 58
GWB Withdrawal Rate...................................................... 37
Income Phase............................................................. 14
Investment Portfolios.................................................... 19
Joint Owners............................................................. 59
Non-Qualified Contract................................................... 49
Owner.................................................................... 59
Purchase Payment......................................................... 15
Qualified Contract....................................................... 49
Remaining Guaranteed Withdrawal Amount................................... 37
Separate Account......................................................... 55
Total Guaranteed Withdrawal Amount....................................... 37 ^

HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the Owner, and us, the insurance company, where you agree to make at least one Purchase Payment to us and we agree to make a series of Annuity Payments at a later date. The contract has a maximum issue age and you should consult with your registered representative. The contract provides a means for investing on a tax-deferred basis in our Fixed Account and the Investment Portfolios. The contract is intended for retirement savings or other long-term investment purposes. When you purchase the contract, you can choose an optional death benefit and fixed and variable income options. You can also select a guaranteed withdrawal benefit (GWB). We are obligated to pay all money we owe under the contracts, including death benefits, income payments, and amounts due under a GWB. Any such amount that exceeds the assets in the Separate Account is paid from our general account, subject to our financial strength and claims-paying ability and our long-term ability to make such payments, and is not guaranteed by any other party. (See "Other Information - The Separate Account.")


The contract, like all deferred annuity contracts, has two phases: the Accumulation Phase and the Income Phase. During the Accumulation Phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the Accumulation Phase, we may assess a withdrawal charge of up to 7%. Certain withdrawals, depending on the amount and timing, may negatively impact the benefits and guarantees provided by your contract. You should carefully consider whether a withdrawal under a particular circumstance will have any negative impact to your benefits or guarantees. The impact of withdrawals generally on your benefits and guarantees is discussed in the corresponding sections of the prospectus describing such benefits and guarantees.


The Income Phase occurs when you or a designated payee begin receiving regular Annuity Payments from your contract. You and the Annuitant (the person on whose life we base Annuity Payments) do not have to be the same, unless you purchase a tax qualified contract.


You can have Annuity Payments made on a variable basis, a fixed basis, or a combination of both. If you choose variable Annuity Payments, the amount of the variable Annuity Payments will depend upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. If you choose fixed Annuity Payments, the amount of each payment will not change during the Income Phase.


TAX DEFERRAL AND QUALIFIED PLANS. The contracts are offered for individuals and some tax qualified and non-tax qualified retirement plans. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


STATE VARIATIONS. Contracts issued in your state may provide different features and benefits from, and impose different costs than, those described in this prospectus because of state law variations. These differences include, among other things, free look rights, age issuance limitations, transfer rights and limitations, the right to reject Purchase Payments, the right to assess transfer fees, requirements for unisex annuity rates, the general availability of certain riders, and the availability of certain features of riders. However, please note that the maximum fees and charges for all features and benefits are set forth in the fee table in this prospectus. This prospectus describes all the material features of the contract. If you would like to review a copy of the contract and any endorsements, contact our Annuity Service Center.


FREE LOOK. You may cancel the contract within 10 days after receiving it (or whatever period is required in your state). If you mail your cancellation request, the request must be postmarked by the appropriate day; if you deliver your cancellation request by hand, it must be received by us by the appropriate day. Unless otherwise required by state law, you will receive whatever your contract is worth on the day that we receive your cancellation request and we will not deduct a withdrawal charge. The amount you receive may be more or less than your Purchase Payment depending upon the performance of the Investment Portfolios. You bear the risk of any decline in Account Value. We do not refund any charges or deductions assessed during the free look period. We will return your Purchase Payment if required by law.


TAX PENALTY. The earnings in your contract are not taxed until you take money out of your contract. If you take money out of a Non-Qualified Contract during the Accumulation Phase, for tax purposes any earnings are deemed to come out first. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the Income Phase are considered partly a return of your original investment until your investment is returned.


NON-NATURAL PERSONS AS OWNERS. If the Owner of a non-qualified annuity contract is not a natural person (e.g., a corporation, partnership or certain trusts), gains under the contract are generally not eligible for tax deferral. The Owner of this contract can be a natural person, a trust established for the exclusive benefit of a natural person, a charitable remainder trust or other trust arrangement (if approved by us). The Owner of this contract can also be a Beneficiary of a deceased person's contract that is an Individual Retirement Account or non-qualified deferred annuity. A contract generally may have two Owners (both of whom must be individuals). The contract is not available to corporations or other business organizations, except to the extent an employer is the purchaser of a SEP or SIMPLE IRA contract. Subject to state approval, certain retirement plans qualified under the Internal Revenue Code may purchase the contract. If a non-natural person is the Owner of a Non-Qualified Contract, the distribution on death rules under the Internal Revenue Code may require payment to begin earlier than expected and may impact the usefulness of the living and/or death benefits.


NON-NATURAL PERSONS AS BENEFICIARIES. Naming a non-natural person, such as a trust or estate, as a Beneficiary under the contract will generally eliminate the Beneficiary's ability to stretch the contract or a spousal Beneficiary's ability to continue the contract and the living and/or death benefits.


INQUIRIES. If you need more information, please contact our Annuity Service Center at:


                    MetLife Investors Distribution Company
                                P.O. Box 10366
                          Des Moines, Iowa 50306-0366
                                 (800) 343-8496


ELECTRONIC DELIVERY. As an Owner you may elect to receive electronic delivery of current prospectuses related to this contract, prospectuses and annual and semi-annual reports for the Investment Portfolios and other contract related documents.


Contact us at WWW.METLIFEINVESTORS.COM for more information and to enroll.

FEE TABLES AND EXAMPLES

THE FOLLOWING TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY WHEN BUYING, OWNING, AND SURRENDERING THE CONTRACT. THE FIRST TABLE DESCRIBES THE FEES AND EXPENSES THAT YOU WILL PAY AT THE TIME THAT YOU BUY THE CONTRACT, SURRENDER THE CONTRACT, OR TRANSFER ACCOUNT VALUE BETWEEN INVESTMENT OPTIONS. STATE PREMIUM TAXES OF 0% TO 3.5% MAY ALSO BE DEDUCTED.



--------------------------------------------------------------------------------

OWNER TRANSACTION EXPENSES TABLE



WITHDRAWAL CHARGE (Note 1)              7%
(as a percentage of Purchase Payments)
TRANSFER FEE (Note 2)                   $25
                                        $0 (First 12 per year)

--------------------------------------------------------------------------------



















Note 1. If an amount withdrawn is determined to include the withdrawal of prior Purchase Payments, a withdrawal charge may be assessed. Withdrawal charges are calculated in accordance with the following. (See "Expenses - Withdrawal Charge.")



      Number of Complete Years from     Withdrawal Charge
      Receipt of Purchase Payment       (% of Purchase Payment)
      -------------------------------   ------------------------
                    0                              7
                    1                              6
                    2                              6
                    3                              5
             4 and thereafter                      0

Note 2. There is no charge for the first 12 transfers in a Contract Year; thereafter the fee is $25 per transfer. MetLife Investors USA is currently waiving the transfer fee, but reserves the right to charge the fee in the future.

THE NEXT TABLES DESCRIBE THE FEES AND EXPENSES THAT YOU WILL PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT, NOT INCLUDING INVESTMENT PORTFOLIO FEES AND EXPENSES.

--------------------------------------------------------------------------------


ACCOUNT FEE (Note 1)  $30


SEPARATE ACCOUNT ANNUAL EXPENSES (Note 2)

(referred to as Separate Account Product Charges)

 (as a percentage of average Account Value in the Separate Account)



Mortality and Expense Charge                 1.35%
Administration Charge                        0.25%
                                             ----
Total Separate Account Annual Expenses       1.60%
Death Benefit Rider Charges (Optional)
(as a percentage of average Account
Value in the Separate
Account)
Optional Death Benefit - Annual Step-Up      0.20%
Additional Death Benefit - Earnings          0.25%
  Preservation Benefit
Total Separate Account Annual Expenses
Including Highest Charges for Optional       2.05%
  Death Benefits (Note 3)

--------------------------------------------------------------------------------

Note 1. An account fee of $30 is charged on the last day of each Contract Year if the Account Value is less than $50,000. Different policies apply during the Income Phase of the contract. (See "Expenses.")


Note 2. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")


Note 3. This charge is determined by adding the Mortality and Expense Charge, the Administration Charge, the Optional Death Benefit -

Annual Step-Up Charge, and the Additional Death Benefit - Earnings Preservation Benefit Charge.

ADDITIONAL OPTIONAL RIDER CHARGES (Note 1)



GUARANTEED WITHDRAWAL BENEFIT (GWB) RIDER CHARGES
(Note 2)
(as a percentage of the Total
  Guaranteed Withdrawal Amount (Note 3))
  GWB v1 - maximum charge               1.80%
  GWB v1 - current charge               0.90%

--------------------------------------------------------------------------------

Note 1. Certain charges and expenses may not apply during the Income Phase of the contract. (See "Expenses.")




Note 2. The GWB v1 rider is currently available for purchase in all states except California, Connecticut, Delaware, Florida, Illinois, Maryland, Minnesota, Mississippi, Montana, New Hampshire, New Jersey, Oregon, Pennsylvania, Rhode Island, South Dakota, Texas, Vermont, and West Virginia.


Note 3. The Total Guaranteed Withdrawal Amount is initially set at an amount equal to your initial Purchase Payment. The Total Guaranteed Withdrawal Amount may be adjusted for subsequent Purchase Payments and withdrawals. See "Living Benefit - Guaranteed Withdrawal Benefit" for a definition of the term Total Guaranteed Withdrawal Amount. The GWB rider charge may increase upon an Automatic Annual Step-Up, but it will not exceed the maximum charge listed in this table. (See "Expenses.")

--------------------------------------------------------------------------------

THE NEXT TABLE SHOWS THE MINIMUM AND MAXIMUM TOTAL OPERATING EXPENSES CHARGED BY THE INVESTMENT PORTFOLIOS THAT YOU MAY PAY PERIODICALLY DURING THE TIME THAT YOU OWN THE CONTRACT. CERTAIN INVESTMENT PORTFOLIOS MAY IMPOSE A REDEMPTION FEE IN THE FUTURE. MORE DETAIL CONCERNING EACH INVESTMENT PORTFOLIO'S FEES AND EXPENSES IS CONTAINED IN THE PROSPECTUSES FOR THE INVESTMENT PORTFOLIOS AND IN THE FOLLOWING TABLES.




                                         Minimum     Maximum
                                         ----        ----

Total Annual Portfolio Expenses          0.53%       9.71%
(expenses that are deducted from
  Investment Portfolio assets, including
  management fees, 12b-1/service fees,
  and other expenses)

--------------------------------------------------------------------------------

FOR INFORMATION CONCERNING COMPENSATION PAID FOR THE SALE OF THE CONTRACTS, SEE "OTHER INFORMATION - DISTRIBUTOR."

INVESTMENT PORTFOLIO EXPENSES


(as a percentage of the average daily net assets of an Investment Portfolio)


The following table is a summary. For more complete information on Investment Portfolio fees and expenses, please refer to the prospectus for each Investment Portfolio.






                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
MET INVESTORS SERIES TRUST
 AllianceBernstein Global Dynamic          0.62%        0.25%          0.04%      0.01%      0.92%       0.01%         0.91%
  Allocation
 Portfolio
 American Funds (Reg. TM) Growth           0.00%        0.55%          0.02%      0.35%      0.92%          -          0.92%
  Portfolio
 AQR Global Risk Balanced Portfolio        0.61%        0.25%          0.12%      0.06%      1.04%       0.01%         1.03%
 BlackRock Global Tactical Strategies      0.66%        0.25%          0.02%      0.21%      1.14%       0.02%         1.12%
  Portfolio
 BlackRock High Yield Portfolio            0.60%        0.25%          0.05%      0.01%      0.91%          -          0.91%
 Clarion Global Real Estate Portfolio      0.60%        0.25%          0.06%      0.00%      0.91%          -          0.91%
 ClearBridge Aggressive Growth Portfolio   0.61%        0.25%          0.03%      0.00%      0.89%          -          0.89%
 Goldman Sachs Mid Cap Value Portfolio     0.71%        0.25%          0.04%      0.00%      1.00%          -          1.00%
 Harris Oakmark International Portfolio    0.77%        0.25%          0.06%      0.00%      1.08%       0.02%         1.06%
 Invesco Balanced-Risk Allocation          0.66%        0.25%          0.12%      0.06%      1.09%          -          1.09%
  Portfolio
 Invesco Comstock Portfolio                0.57%        0.25%          0.03%      0.00%      0.85%       0.02%         0.83%
 Invesco Small Cap Growth Portfolio        0.85%        0.25%          0.02%      0.00%      1.12%       0.01%         1.11%
 Janus Forty Portfolio                     0.63%        0.25%          0.03%      0.00%      0.91%       0.01%         0.90%
 JPMorgan Core Bond Portfolio              0.55%        0.25%          0.09%      0.00%      0.89%       0.13%         0.76%
 JPMorgan Global Active Allocation         0.79%        0.25%          0.28%      0.00%      1.32%       0.07%         1.25%
  Portfolio
 Loomis Sayles Global Markets Portfolio    0.70%        0.25%          0.09%      0.00%      1.04%          -          1.04%
 Lord Abbett Bond Debenture Portfolio      0.51%        0.25%          0.03%      0.00%      0.79%          -          0.79%
 Lord Abbett Mid Cap Value Portfolio       0.65%        0.25%          0.04%      0.06%      1.00%       0.00%         1.00%
 Met/Eaton Vance Floating Rate Portfolio   0.60%        0.25%          0.08%      0.00%      0.93%          -          0.93%
 Met/Franklin Low Duration Total Return    0.50%        0.25%          0.07%      0.00%      0.82%       0.02%         0.80%
 Portfolio
 MetLife Balanced Plus Portfolio           0.25%        0.25%          0.01%      0.43%      0.94%       0.01%         0.93%
 MetLife Multi-Index Targeted Risk         0.18%        0.25%          9.02%      0.26%      9.71%       8.85%         0.86%
  Portfolio
 MFS (Reg. TM) Emerging Markets Equity     0.91%        0.25%          0.16%      0.00%      1.32%       0.02%         1.30%
  Portfolio
 MFS (Reg. TM) Research International      0.68%        0.25%          0.07%      0.00%      1.00%       0.05%         0.95%
  Portfolio
 PIMCO Inflation Protected Bond            0.47%        0.25%          0.11%      0.00%      0.83%          -          0.83%
  Portfolio
 PIMCO Total Return Portfolio              0.48%        0.25%          0.03%      0.00%      0.76%          -          0.76%
 Pioneer Fund Portfolio                    0.64%        0.25%          0.04%      0.00%      0.93%       0.03%         0.90%
 Pioneer Strategic Income Portfolio        0.57%        0.15%          0.06%      0.00%      0.78%          -          0.78%
 Pyramis (Reg. TM) Government Income       0.42%        0.25%          0.03%      0.00%      0.70%          -          0.70%
  Portfolio
 Pyramis (Reg. TM) Managed Risk            0.45%        0.25%          0.27%      0.48%      1.45%       0.17%         1.28%
  Portfolio
 Schroders Global Multi-Asset Portfolio    0.67%        0.25%          0.32%      0.14%      1.38%       0.14%         1.24%
 T. Rowe Price Large Cap Value Portfolio   0.57%        0.25%          0.02%      0.00%      0.84%          -          0.84%
 T. Rowe Price Mid Cap Growth Portfolio    0.75%        0.25%          0.03%      0.00%      1.03%          -          1.03%
 Third Avenue Small Cap Value Portfolio    0.74%        0.25%          0.03%      0.00%      1.02%       0.01%         1.01%

                                                                                                                          NET
                                                                                  ACQUIRED     TOTAL     CONTRACTUAL     TOTAL
                                                                                    FUND       ANNUAL      EXPENSE      ANNUAL
                                          MANAGEMENT   12B-1/SERVICE     OTHER    FEES AND   PORTFOLIO     SUBSIDY     PORTFOLIO
                                             FEES           FEES       EXPENSES   EXPENSES    EXPENSES   OR DEFERRAL   EXPENSES
                                         ------------ --------------- ---------- ---------- ----------- ------------- ----------
 METROPOLITAN SERIES FUND
 Baillie Gifford International Stock       0.81%        0.25%          0.10%      0.00%      1.16%       0.10%         1.06%
  Portfolio
 Barclays Aggregate Bond Index Portfolio   0.25%        0.30%          0.04%      0.00%      0.59%       0.01%         0.58%
 BlackRock Money Market Portfolio          0.33%        0.25%          0.02%      0.00%      0.60%       0.01%         0.59%
 Davis Venture Value Portfolio             0.70%        0.15%          0.03%      0.00%      0.88%       0.05%         0.83%
 Frontier Mid Cap Growth Portfolio         0.73%        0.25%          0.05%      0.00%      1.03%       0.02%         1.01%
 Jennison Growth Portfolio                 0.61%        0.25%          0.03%      0.00%      0.89%       0.07%         0.82%
 Met/Artisan Mid Cap Value Portfolio       0.81%        0.25%          0.04%      0.00%      1.10%          -          1.10%
 Met/Dimensional International Small       0.81%        0.25%          0.17%      0.00%      1.23%       0.01%         1.22%
 Company Portfolio
 MetLife Mid Cap Stock Index Portfolio     0.25%        0.30%          0.07%      0.02%      0.64%       0.00%         0.64%
 MetLife Stock Index Portfolio             0.25%        0.25%          0.03%      0.00%      0.53%       0.01%         0.52%
 MFS (Reg. TM) Value Portfolio             0.70%        0.25%          0.03%      0.00%      0.98%       0.13%         0.85%
 MSCI EAFE (Reg. TM) Index Portfolio       0.30%        0.30%          0.11%      0.01%      0.72%       0.00%         0.72%
 Neuberger Berman Genesis Portfolio        0.82%        0.25%          0.04%      0.00%      1.11%       0.01%         1.10%
 Russell 2000 (Reg. TM) Index Portfolio    0.25%        0.30%          0.08%      0.09%      0.72%       0.00%         0.72%
 T. Rowe Price Large Cap Growth            0.60%        0.25%          0.04%      0.00%      0.89%       0.01%         0.88%
  Portfolio
 Western Asset Management U.S.             0.47%        0.25%          0.03%      0.00%      0.75%       0.02%         0.73%
  Government
 Portfolio
MET INVESTORS SERIES TRUST -
 ASSET ALLOCATION PORTFOLIOS
 American Funds (Reg. TM) Moderate         0.06%        0.55%          0.01%      0.37%      0.99%          -          0.99%
  Allocation
 Portfolio
 American Funds (Reg. TM) Balanced         0.06%        0.55%          0.01%      0.38%      1.00%          -          1.00%
  Allocation
 Portfolio
 American Funds (Reg. TM) Growth           0.07%        0.55%          0.01%      0.38%      1.01%          -          1.01%
  Allocation
 Portfolio
 MetLife Defensive Strategy Portfolio      0.06%        0.25%          0.01%      0.58%      0.90%          -          0.90%
 MetLife Moderate Strategy Portfolio       0.06%        0.25%          0.00%      0.60%      0.91%          -          0.91%
 MetLife Balanced Strategy Portfolio       0.05%        0.25%          0.01%      0.65%      0.96%          -          0.96%
 MetLife Growth Strategy Portfolio         0.06%        0.25%          0.00%      0.69%      1.00%          -          1.00%
 MetLife Aggressive Strategy Portfolio     0.09%        0.25%          0.01%      0.72%      1.07%          -          1.07%
 SSgA Growth and Income ETF Portfolio      0.31%        0.25%          0.01%      0.24%      0.81%          -          0.81%
 SSgA Growth ETF Portfolio                 0.32%        0.25%          0.03%      0.25%      0.85%          -          0.85%





The information shown in the table above was provided by the Investment Portfolios and we have not independently verified that information. Net Total Annual Portfolio Expenses shown in the table reflect any current fee waiver or expense reimbursement arrangement that will remain in effect for a period of at least one year from the date of the Investment Portfolio's 2013 prospectus. "0.00%" in the Contractual Expense Subsidy or Deferral column indicates that there is such an arrangement in effect for a Investment Portfolio, but that the expenses of the Investment Portfolio are below the level that would trigger the waiver or reimbursement. Fee waiver and expense reimbursement arrangements with a duration of less than one year, or arrangements that may be terminated without the consent of the Investment Portfolio's board of directors or trustees, are not shown.


Certain Investment Portfolios that have "Acquired Fund Fees and Expenses" are "funds of funds." A fund of funds invests substantially all of its assets in other underlying funds. Because the Investment Portfolio invests in other funds, it will bear its pro rata portion of the operating expenses of those underlying funds, including the management fee.

EXAMPLES

THESE EXAMPLES ARE INTENDED TO HELP YOU COMPARE THE COST OF INVESTING IN THE CONTRACT WITH THE COST OF INVESTING IN OTHER VARIABLE ANNUITY CONTRACTS. THESE COSTS INCLUDE CONTRACT OWNER TRANSACTION EXPENSES, CONTRACT FEES, SEPARATE ACCOUNT ANNUAL EXPENSES, AND INVESTMENT PORTFOLIO FEES AND EXPENSES.


THE EXAMPLES ASSUME THAT YOU INVEST $10,000 IN THE CONTRACT FOR THE TIME PERIODS INDICATED. THE EXAMPLES ALSO ASSUME THAT YOUR INVESTMENT HAS A 5% RETURN EACH YEAR AND ASSUME: (A) MAXIMUM AND (B) MINIMUM FEES AND EXPENSES OF ANY OF THE INVESTMENT PORTFOLIOS (BEFORE SUBSIDY AND/OR DEFERRAL). ALTHOUGH YOUR ACTUAL COSTS MAY BE HIGHER OR LOWER, BASED ON THESE ASSUMPTIONS, YOUR COSTS WOULD BE:


CHART 1. Chart 1 assumes you select the optional GWB v1 rider (assuming the maximum 1.80% charge applies in all Contract Years), the Annual Step-Up Death Benefit rider, and the Additional Death Benefit - Earnings Preservation Benefit, which is the most expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$2,083      (a)$4,383      (a)$5,941      (a)$9,898
    minimum       (b)$1,167      (b)$1,953      (b)$2,364      (b)$4,764


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,383      (a)$3,843      (a)$5,941      (a)$9,898
    minimum         (b)$467      (b)$1,413      (b)$2,364      (b)$4,764


CHART 2. Chart 2 assumes you do not select optional death benefit riders or the Guaranteed Withdrawal Benefit rider, which is the least expensive way to purchase the contract.


(1) IF YOU SURRENDER YOUR CONTRACT AT THE END OF THE APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,858      (a)$3,794      (a)$5,089      (a)$8,729
    minimum         (b)$942      (b)$1,284      (b)$1,268      (b)$2,689


(2) IF YOU DO NOT SURRENDER YOUR CONTRACT OR IF YOU ANNUITIZE AT THE END OF THE
                                       APPLICABLE TIME PERIOD:



                               Time Periods
                    1 year         3 years        5 years       10 years
                 ------------   ------------   ------------   ------------
    maximum       (a)$1,158      (a)$3,254      (a)$5,089      (a)$8,729
    minimum         (b)$242        (b)$744      (b)$1,268      (b)$2,689





The Examples should not be considered a representation of past or future expenses or annual rates of return of any Investment Portfolio. Actual expenses and annual rates of return may be more or less than those assumed for the purpose of the Examples. Condensed financial information (Accumulation Unit value information) is not available because the contract was not offered for sale prior to April 29, 2013, and therefore there are no Accumulation Units outstanding as of the date of this prospectus.

1. THE ANNUITY CONTRACT

This prospectus describes the Variable Annuity Contract offered by us.


The variable annuity contract is a contract between you as the Owner, and us, the insurance company, where we promise to pay an income to you, in the form of Annuity Payments, beginning on a designated date that you select. Until you decide to begin receiving Annuity Payments, your annuity is in the ACCUMULATION PHASE. Once you begin receiving Annuity Payments, your contract switches to the INCOME PHASE.


The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract. For any tax qualified account (e.g., an IRA), the tax deferred accrual feature is provided by the tax qualified retirement plan. Therefore, there should be reasons other than tax deferral for acquiring the contract within a qualified plan. (See "Federal Income Tax Status.")


The contract is called a variable annuity because you can choose among the Investment Portfolios and, depending upon market conditions, you can make or lose money in any of these portfolios. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the investment performance of the Investment Portfolio(s) you select. The amount of the Annuity Payments you receive during the Income Phase from the variable annuity portion of the contract also depends, in part, upon the investment performance of the Investment Portfolio(s) you select for the Income Phase. We do not guarantee the investment performance of the variable annuity portion. You bear the full investment risk for all amounts allocated to the variable annuity portion. However, there are certain optional features that provide guarantees that can reduce your investment risk (see "Living Benefit").


In most states, the contract also contains a FIXED ACCOUNT (contact your registered representative regarding your state). The Fixed Account is not offered by this prospectus. The Fixed Account offers an interest rate that is guaranteed by us. The minimum interest rate depends on the date your contract is issued but will not be less than 1%. Your registered representative can tell you the current and minimum interest rates that apply. If you select the Fixed Account, your money will be placed with our other general account assets, and the amount of money you are able to accumulate in your contract during the Accumulation Phase depends upon the total interest credited to your contract. The Fixed Account is part of our general account. Our general account consists of all assets owned by us other than those in the Separate Account and our other separate accounts. We have sole discretion over the investment of assets in the general account. If you select a fixed Annuity Payment option during the Income Phase, payments are made from our general account assets.


The amount of the Annuity Payments you receive during the Income Phase from a fixed Annuity Payment option of the contract will remain level for the entire Income Phase. (Please see "Annuity Payments (The Income Phase)" for more information.)


As Owner of the contract, you exercise all interests and rights under the contract. You can change the Owner at any time, subject to our underwriting rules (a change of ownership may terminate certain optional riders). The contract may be owned generally by Joint Owners (limited to two natural persons). We provide more information on this under "Other Information - Ownership."


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


MARKET TIMING


We have policies and procedures that attempt to detect transfer activity that may adversely affect other Owners or Investment Portfolio shareholders in situations where there is potential for pricing inefficiencies or that involve certain other types of disruptive trading activity (I.E., market timing). We employ various means to try to detect such transfer activity, such as periodically examining the frequency and size of transfers into and out of particular Investment Portfolios made by Owners within given periods of time and/or investigating transfer activity identified by the Investment Portfolios on a case-by-case basis. We may revise these policies and procedures in our sole discretion at any time without prior notice.


Our market timing policies and procedures are discussed in more detail in "Investment Options - Transfers - Market Timing."




2. PURCHASE

The contract may not be available for purchase through your broker dealer ("selling firm") during certain periods. There are a number of reasons why the contract periodically may not be available, including that the insurance company wants to limit the volume of sales of the contract. You may wish to speak to your registered representative about how this may affect your purchase. For example, you may be required to submit your purchase application in Good Order prior to or on a stipulated date in order to purchase a contract, and a delay in such process could result in your not being able to purchase a contract. In addition, certain optional riders described in this prospectus may not be available through your selling firm, which you may also wish to discuss with your registered representative. Your selling firm may offer the contract with a lower maximum issue age for the contract and certain riders than other selling firms.



We reserve the right to reject any application.



PURCHASE PAYMENTS



A PURCHASE PAYMENT is the money you give us to invest in the contract. The initial Purchase Payment is due on the date the contract is issued. You may also be permitted to make subsequent Purchase Payments. Initial and subsequent Purchase Payments are subject to certain requirements. These requirements are explained below. We may restrict your ability to make subsequent Purchase Payments. The manner in which subsequent Purchase Payments may be restricted is discussed below.


GENERAL REQUIREMENTS FOR PURCHASE PAYMENTS. The following requirements apply to initial and subsequent Purchase Payments:



o  The minimum initial Purchase Payment we will accept is $10,000.



o If you want to make an initial Purchase Payment of $1 million or more, or a subsequent Purchase Payment that would cause your total Purchase Payments to exceed $1 million, you will need our prior approval.


o The minimum subsequent Purchase Payment is $500 unless you have elected an electronic funds transfer program approved by us, in which case the minimum subsequent Purchase Payment is $100 per month.



o  We will accept a different amount if required by federal tax law.


o We reserve the right to refuse Purchase Payments made via a personal check in excess of $100,000. Purchase Payments over $100,000 may be accepted in other forms, including, but not limited to, EFT/wire transfers, certified checks, corporate checks, and checks written on financial institutions. The form in which we receive a Purchase Payment may determine how soon subsequent disbursement requests may be fulfilled. (See "Access to Your Money.")


o We will not accept Purchase Payments made with cash, money orders, or travelers checks.



RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. We may restrict your ability to make subsequent Purchase Payments. We will notify you in advance if we impose restrictions on subsequent Purchase Payments. You and your financial representative should carefully consider whether our ability to restrict subsequent Purchase Payments is consistent with your investment objectives.


o We reserve the right to reject any Purchase Payment and to limit future Purchase Payments. This means that we may restrict your ability to make subsequent Purchase Payments for any reason, subject to applicable requirements in your state. We may make certain exceptions to restrictions on subsequent Purchase Payments in accordance with our established administrative procedures.


o The GWB v1 rider has current restrictions on subsequent Purchase Payments that are described in more detail below. For more information, see "Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider."



TERMINATION FOR LOW ACCOUNT VALUE


We may terminate your contract by paying you the Account Value in one sum if, prior to the Annuity Date, you do not make Purchase Payments for two consecutive Contract Years, the total amount of Purchase Payments made, less any partial withdrawals, is less than $2,000 or any lower amount required by federal tax laws, and the

Account Value on or after the end of such two year period is less than $2,000. (A CONTRACT YEAR is defined as a one-year period starting on the date the contract is issued and on each contract anniversary thereafter.) Accordingly, no contract will be terminated due solely to negative investment performance. Federal tax law may impose additional restrictions on our right to cancel your Traditional IRA, Roth IRA, SEP, SIMPLE IRA or other Qualified Contract. We will not terminate any contract that includes a Guaranteed Withdrawal Benefit rider or a guaranteed death benefit if at the time the termination would otherwise occur, the Remaining Guaranteed Withdrawal Amount of the Guaranteed Withdrawal Benefit rider or the guaranteed amount under any death benefit is greater than the Account Value. For all other contracts, we reserve the right to exercise this termination provision, subject to obtaining any required regulatory approvals.


ALLOCATION OF PURCHASE PAYMENTS


When you purchase a contract, we will allocate your Purchase Payment to the Fixed Account and/or any of the Investment Portfolios you have selected. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time your initial Purchase Payment is allocated. Each allocation must be at least $500 and must be in whole numbers.


We have reserved the right to restrict payments to the Fixed Account if any of the following conditions exist:


o the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate; or


o your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit); or


o  a transfer was made out of the Fixed Account within the previous 180 days.


Once we receive your Purchase Payment and the necessary information (or a designee receives a payment and the necessary information in accordance with the designee's administrative procedures), we will issue your contract and allocate your first Purchase Payment within 2 Business Days. A BUSINESS DAY is each day that the New York Stock Exchange is open for business. A Business Day closes at the close of normal trading on the New York Stock Exchange, usually 4:00 p.m. Eastern Time. If you do not give us all of the information we need, we will contact you to get it before we make any allocation. If for some reason we are unable to complete this process within 5 Business Days, we will either send back your money or get your permission to keep it until we get all of the necessary information. (See "Other Information - Requests and Elections.")


We may restrict the investment options available to you if you select certain optional riders. These restrictions are intended to reduce the risk of investment losses that could require us to use our own assets to pay amounts due under the selected optional rider.


In the future, we may change the investment options that are available to you if you select certain optional riders. If you elect an optional rider and we later remove an investment option from the group of investment options available under that rider, you will not be required to reallocate Purchase Payments or Account Value that you had previously allocated to that investment option. However, you may not be able to allocate new Purchase Payments or transfer Account Value to that investment option.



If you choose the GWB v1 rider, we will require you to allocate your Purchase Payments and Account Value as described below under "Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider" until the rider terminates.



If you make additional Purchase Payments, we will allocate them in the same way as your first Purchase Payment unless you tell us otherwise. However, if you make an additional Purchase Payment while an EDCA or Dollar Cost Averaging
(DCA) program is in effect, we will not allocate the additional Purchase Payment to the EDCA or DCA program, unless you tell us to do so. Instead, unless you give us other instructions, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the EDCA or DCA program. (See "Investment Options -

Dollar Cost Averaging Programs.") You may change your allocation instructions at any time by notifying us in writing, by calling us or by Internet. You may not choose more than 18 Investment Portfolios (including the Fixed Account) at the time you submit a subsequent Purchase Payment. If you wish to allocate the payment to more than 18 Investment Portfolios (including the Fixed Account), we must have your request to allocate future Purchase Payments to more than 18 Investment Portfolios on record before we can apply your subsequent Purchase Payment to your chosen allocation. If there are Joint Owners, unless we are instructed to the contrary, we will accept allocation instructions from either Joint Owner.


INVESTMENT ALLOCATION RESTRICTIONS FOR CERTAIN RIDERS



INVESTMENT ALLOCATION AND OTHER PURCHASE PAYMENT RESTRICTIONS FOR THE GWB V1
RIDER



If you elect the GWB v1 rider, you may allocate your Purchase Payments and Account Value among the following Investment Portfolios:


(a) AllianceBernstein Global Dynamic Allocation Portfolio


(b) AQR Global Risk Balanced Portfolio


(c) BlackRock Global Tactical Strategies Portfolio


(d) Invesco Balanced-Risk Allocation Portfolio


(e) JPMorgan Global Active Allocation Portfolio


(f) MetLife Balanced Plus Portfolio


(g) MetLife Multi-Index Targeted Risk Portfolio



(h) Pyramis (Reg. TM) Managed Risk Portfolio


(i) Schroders Global Multi-Asset Portfolio


In addition, you may allocate Purchase Payments and Account Value to the Barclays Aggregate Bond Index Portfolio and the Pyramis (Reg. TM) Government Income Portfolio. No other Investment Portfolios are available with the GWB v1 rider.


The Investment Portfolios listed above (other than the Barclays Aggregate Bond Index Portfolio and the Pyramis (Reg. TM) Government Income Portfolio) have investment strategies intended in part to reduce the risk of investment losses that could require us to use our own assets to make payments in connection with the guarantees under the GWB v1 rider. For example, certain of the Investment Portfolios are managed in a way that is intended to minimize volatility of returns and hedge against the effects of interest rate changes. Other investment options that are available if the GWB v1 rider is not selected may offer the potential for higher returns. Before you select the GWB v1 rider, you and your financial representative should carefully consider whether the investment options available with the GWB v1 rider meet your investment objectives and risk tolerance.


You may also allocate Purchase Payments to the Enhanced Dollar Cost Averaging
(EDCA) program, provided that your destination portfolios are one or more of the Investment Portfolios listed above. If you elect the GWB v1 rider, you may not participate in the Dollar Cost Averaging (DCA) program.


RESTRICTIONS ON INVESTMENT ALLOCATIONS AFTER RIDER TERMINATES. If you elected the GWB v1 rider and it terminates, the investment allocation restrictions described above will no longer apply and you will be permitted to allocate subsequent Purchase Payments or transfer Account Value to any of the available Investment Portfolios, but not to the Fixed Account. (For information on the termination of the GWB v1 rider, see the description of the rider in the "Living Benefit" section.)


RESTRICTION ON SUBSEQUENT PURCHASE PAYMENTS. While the GWB v1 rider is in effect, you are limited to making Purchase Payments within the GWB Purchase Payment Period (see "Living Benefit - GWB Rate Table"). However, we will permit you to make a subsequent Purchase Payment after the GWB Purchase Payment Period when either of the following conditions apply to your contract: (a) your Account Value is below the minimum described in "Purchase - Termination for Low Account Value"; or (b) the GWB v1 rider charge is greater than your Account Value. If the GWB v1 rider is cancelled (see "Living Benefit - Operation of the Guaranteed Withdrawal Benefit - Cancellation and Guaranteed Principal Adjustment") or terminated (see "Living Benefit - Operation of the Guaranteed Withdrawal Benefit -

Termination of the GWB Rider"), the restriction on subsequent Purchase Payments no longer applies.


CALIFORNIA FREE LOOK REQUIREMENTS FOR PURCHASERS AGE 60 AND OVER. If you elect the GWB v1 rider and you are a California purchaser aged 60 or older, you may allocate your Purchase Payments to the BlackRock Money Market Portfolio during the free look period. (See the "Free Look" section below.) After the free look period expires, your Account Value will automatically be transferred to one or more of the Investment Portfolios listed above, according to the allocation instructions you have given us. If you allocate your Purchase Payments to the BlackRock Money Market Portfolio and the contract is cancelled during the free look period, we will give you back your Purchase Payments. If you do not allocate your Purchase Payments to the BlackRock Money Market Portfolio and the contract is cancelled during the free look period, you will only be entitled to a refund of the contract's Account Value, which may be less than the Purchase Payments made to the contract.


FREE LOOK



If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state). We ask that you submit your request to cancel in writing, signed by you, to our Annuity Service Center. When you cancel the contract within this "free look" period, we will not assess a withdrawal charge. Unless otherwise required by state law, you will receive back whatever your contract is worth on the day we receive your request. This may be more or less than your Purchase Payment depending upon the performance of the Investment Portfolios you allocated your Purchase Payment to during the free look period. This means that you bear the risk of any decline in the value of your contract during the free look period. We do not refund any charges or deductions assessed during the free look period. In certain states, we are required to give you back your Purchase Payment if you decide to cancel your contract during the free look period. (For additional information applicable to California purchasers aged 60 and older who elect the GWB v1 rider, see "Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider - California Free Look Requirements for Purchasers Age 60 and Over.")



ACCUMULATION UNITS


The portion of your Account Value allocated to the Separate Account will go up or down depending upon the investment performance of the Investment Portfolio(s) you choose. In order to keep track of this portion of your Account Value, we use a unit of measure we call an ACCUMULATION UNIT. (An Accumulation Unit works like a share of a mutual fund.)


Every Business Day as of the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), we determine the value of an Accumulation Unit for each of the Investment Portfolios by multiplying the Accumulation Unit value for the immediately preceding Business Day by a factor for the current Business Day. The factor is determined by:


1) dividing the net asset value per share of the Investment Portfolio at the end of the current Business Day, plus any dividend or capital gains per share declared on behalf of the Investment Portfolio as of that day, by the net asset value per share of the Investment Portfolio for the previous Business Day, and


2) multiplying it by one minus the Separate Account product charges (including any rider charge for the Annual Step-Up Death Benefit and/or the Additional Death Benefit-Earnings Preservation Benefit) for each day since the last Business Day and any charges for taxes.


The value of an Accumulation Unit may go up or down from day to day.


When you make a Purchase Payment, we credit your contract with Accumulation Units. The number of Accumulation Units credited is determined by dividing the amount of the Purchase Payment allocated to an Investment Portfolio by the value of the Accumulation Unit for that Investment Portfolio.


Purchase Payments and transfer requests are credited to a contract on the basis of the Accumulation Unit value next determined after receipt of a Purchase Payment or transfer request. Purchase Payments or transfer requests received before the close of the New York Stock Exchange will be credited to your
------
contract that day, after the New York Stock Exchange closes. Purchase Payments or transfer requests received after the close of the New York Stock Exchange,
                              -----
or on a day when the New York Stock Exchange is not open, will be treated as received on the next day the New York Stock Exchange is open (the next Business
Day).


EXAMPLE:


   On Monday we receive an additional Purchase Payment of $5,000 from you before 4:00 p.m. Eastern Time. You have told us you want this to go to the Lord Abbett Mid Cap Value Portfolio. When the New York Stock Exchange closes on that Monday, we determine that the value of an Accumulation Unit for the Lord Abbett Mid Cap Value Portfolio is $13.90. We then divide $5,000 by $13.90 and credit your contract on Monday night with 359.71 Accumulation Units for the Lord Abbett Mid Cap Value Portfolio.


ACCOUNT VALUE


ACCOUNT VALUE is equal to the sum of your interests in the Investment Portfolios, the Fixed Account, and the EDCA account. Your interest in each Investment Portfolio is determined by multiplying the number of Accumulation Units for that portfolio by the value of the Accumulation Unit.


REPLACEMENT OF CONTRACTS


EXCHANGE PROGRAMS. From time to time we may offer programs under which certain fixed or variable annuity contracts previously issued by us or one of our affiliates may be exchanged for the contracts offered by this prospectus. Currently, with respect to exchanges from certain of our variable annuity contracts to this contract, an existing contract is eligible for exchange if a withdrawal from, or surrender of, the contract would not trigger a withdrawal charge. The Account Value of this contract attributable to the exchanged assets will not be subject to any withdrawal charge or be eligible for the Enhanced Dollar Cost Averaging program or the Three Month Market Entry Program (see "Investment Options - Dollar Cost Averaging Programs"). Any additional Purchase Payments contributed to the new contract will be subject to all fees and charges, including the withdrawal charge described in this prospectus. You should carefully consider whether an exchange is appropriate for you by comparing the death benefits, living benefits, and other guarantees provided by the contract you currently own to the benefits and guarantees that would be provided by the new contract offered by this prospectus. Then, you should compare the fees and charges (for example, the death benefit charges, the living benefit charges, and the mortality and expense charge) of your current contract to the fees and charges of the new contract, which may be higher than your current contract. The programs we offer will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser before making any such exchange.


OTHER EXCHANGES. Generally you can exchange one variable annuity contract for another in a tax-free exchange under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. If you exchange another annuity for the one described in this prospectus, unless the exchange occurs under one of our exchange programs as described above, you might have to pay a surrender charge on your old annuity, and there will be a new surrender charge period for this contract. Other charges may be higher (or lower) and the benefits may be different. Also, because we will not issue the contract until we have received the initial premium from your existing insurance company, the issuance of the contract may be delayed. Generally, it is not advisable to purchase a contract as a replacement for an existing variable annuity contract. Before you exchange another annuity for our contract, ask your registered representative whether the exchange would be advantageous, given the contract features, benefits and charges.


OWNING MULTIPLE CONTRACTS


You may be considering purchasing this contract when you already own a variable annuity contract. You should carefully consider whether purchasing an additional contract in this situation is appropriate for you by comparing the features of the contract you currently own, including the death benefits, living benefits, and other guarantees provided by the contract, to the features of this contract. You should also compare the fees and charges of your current contract to the fees and charges of this contract, which may be higher than your current contract. You may also wish to discuss purchasing a contract in these circumstances with your registered representative.




3. INVESTMENT OPTIONS


The contract offers 60 INVESTMENT PORTFOLIOS, which are listed below. Additional Investment Portfolios may be available in the future.



YOU SHOULD READ THE PROSPECTUSES FOR THESE FUNDS CAREFULLY. YOU CAN OBTAIN COPIES OF THE FUND PROSPECTUSES BY CALLING OR WRITING TO US AT: METLIFE INVESTORS USA INSURANCE COMPANY, ANNUITY SERVICE CENTER, P.O. BOX 10366, DES MOINES, IOWA 50306-0366, (800) 343-8496. YOU CAN ALSO OBTAIN INFORMATION ABOUT THE FUNDS (INCLUDING A COPY OF THE STATEMENT OF ADDITIONAL INFORMATION) BY ACCESSING THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://

WWW.SEC.GOV. APPENDIX A CONTAINS A SUMMARY OF ADVISERS, SUBADVISERS, AND INVESTMENT OBJECTIVES FOR EACH INVESTMENT PORTFOLIO.


The investment objectives and policies of certain of the Investment Portfolios may be similar to the investment objectives and policies of other mutual funds that certain of the portfolios' investment advisers manage. Although the objectives and policies may be similar, the investment results of the Investment Portfolios may be higher or lower than the results of such other mutual funds. The investment advisers cannot guarantee, and make no representation, that the investment results of similar funds will be comparable even though the funds may have the same investment advisers.


Shares of the Investment Portfolios may be offered to insurance company Separate Accounts of both variable annuity and variable life insurance contracts and to qualified plans. Due to differences in tax treatment and other considerations, the interests of various Owners participating in, and the interests of qualified plans investing in the Investment Portfolios may conflict. The Investment Portfolios will monitor events in order to identify the existence of any material irreconcilable conflicts and determine what action, if any, should be taken in response to any such conflict.


CERTAIN PAYMENTS WE RECEIVE WITH REGARD TO THE INVESTMENT PORTFOLIOS. We do not receive compensation from any of the advisers or subadvisers of any of the Investment Portfolios of the Met Investors Series Trust or the Metropolitan Series Fund (or their affiliates) for administrative or other services relating to the portfolios, excluding 12b-1 fees (see below). However, we and/or certain of our affiliated insurance companies have joint ownership interests in our affiliated investment adviser, MetLife Advisers, LLC, which is formed as a "limited liability company." Our ownership interests in MetLife Advisers, LLC entitle us to profit distributions if the adviser makes a profit with respect to the advisory fees it receives from the Investment Portfolios. We will benefit accordingly from assets allocated to the Investment Portfolios to the extent they result in profits to the adviser. (See "Fee Tables and Examples - Investment Portfolio Expenses" for information on the management fees paid by the Investment Portfolios and the Statement of Additional Information for the Investment Portfolios for information on the management fees paid by the advisers to the subadvisers.) Additionally, an investment adviser or subadviser of an Investment Portfolio or its affiliates may provide us with wholesaling services that assist in the distribution of the contracts and may pay us and/or certain of our affiliates amounts to participate in sales meetings. These amounts may be significant and may provide the adviser or subadviser (or its affiliate) with increased access to persons involved in the distribution of the contracts.


Each of the Met Investors Series Trust and the Metropolitan Series Fund has adopted a Distribution Plan under Rule 12b-1 of the Investment Company Act of 1940. Each Investment Portfolio's 12b-1 Plan is described in more detail in the Investment Portfolio's prospectus. (See "Fee Tables and Examples - Investment Portfolio Expenses" and "Other Information - Distributor.") Any payments we receive pursuant to those 12b-1 Plans are paid to us or our distributor. Payments under an Investment Portfolio's 12b-1 Plan decrease the Investment Portfolio's investment return.


We select the Investment Portfolios offered through this contract based on a number of criteria, including asset class coverage, the strength of the adviser's or subadviser's reputation and tenure, brand recognition, performance, and the capability and qualification of each investment firm. Another factor we consider during the selection process is whether the Investment Portfolio's adviser or subadviser is one of our affiliates or whether the Investment Portfolio, its adviser, its subadviser(s), or an affiliate will make payments to us or our affiliates. In this regard, the profit distributions we receive from our affiliated investment advisers are a component of the total revenue that we consider in configuring the features and investment choices available in the variable insurance products that we and our affiliated insurance companies issue. Since we and our affiliated insurance companies may benefit more from the allocation of assets to portfolios advised by our affiliates than to those that are not, we may be more inclined to offer portfolios advised by our affiliates in the variable insurance products we issue. We review the Investment Portfolios periodically and may remove an Investment Portfolio or limit its availability to new Purchase Payments and/or transfers of Account Value if we determine that the Investment Portfolio no longer meets one or more of the selection criteria, and/or if the Investment Portfolio has not attracted significant allocations from contract Owners. In some cases, we have included Investment Portfolios based on recommendations made by selling firms. These selling firms may receive payments from the Investment Portfolios they recommend and may benefit accordingly from the allocation of Account Value to such Investment Portfolios.


WE DO NOT PROVIDE ANY INVESTMENT ADVICE AND DO NOT RECOMMEND OR ENDORSE ANY PARTICULAR INVESTMENT PORTFOLIO. YOU BEAR THE RISK OF ANY DECLINE IN THE ACCOUNT VALUE OF YOUR CONTRACT RESULTING FROM THE PERFORMANCE OF THE INVESTMENT PORTFOLIOS YOU HAVE CHOSEN.


We make certain payments to American Funds Distributors, Inc., principal underwriter for the American

Funds Insurance Series (Reg. TM). (See "Other Information -
Distributor.")



MET INVESTORS SERIES TRUST - GWB PORTFOLIOS (CLASS B)


Met Investors Series Trust is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors USA, is the investment manager of Met Investors Series Trust. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following Class B portfolios are available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios and the Investment Portfolio listed below under "Metropolitan Series Fund - GWB Portfolio." (See "Purchase - Investment Allocation Restrictions for Certain Riders.") These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.



     AllianceBernstein Global Dynamic Allocation Portfolio
     AQR Global Risk Balanced Portfolio
     BlackRock Global Tactical Strategies Portfolio
     Invesco Balanced-Risk Allocation Portfolio
     JPMorgan Global Active Allocation Portfolio
     MetLife Balanced Plus Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     Pyramis (Reg. TM) Government Income Portfolio

     Pyramis (Reg. TM) Managed Risk Portfolio

     Schroders Global Multi-Asset Portfolio




METROPOLITAN SERIES FUND - GWB PORTFOLIO (CLASS G)

Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC (MetLife Advisers), an affiliate of MetLife Investors USA, is the investment adviser to the portfolios. MetLife Advisers has engaged subadvisers to provide investment advice for the individual Investment Portfolios. (See Appendix A for the names of the subadvisers.) The following Class G portfolio is available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among this Investment Portfolio and the Investment Portfolios listed above under "Met Investors Series Trust - GWB Portfolios." (See "Purchase - Investment Allocation Restrictions for Certain Riders.") This Investment Portfolio is also available for investment if you do not elect the GWB v1 rider.


     Barclays Aggregate Bond Index Portfolio


MET INVESTORS SERIES TRUST

In addition to the portfolios listed above under "Met Investors Series Trust - GWB Portfolios," the following Class B or, as noted, Class C or Class E portfolios are available under the contract:


     American Funds (Reg. TM) Growth Portfolio (Class C)

     BlackRock High Yield Portfolio
     Clarion Global Real Estate Portfolio

     ClearBridge Aggressive Growth Portfolio

     Goldman Sachs Mid Cap Value Portfolio
     Harris Oakmark International Portfolio

     Invesco Comstock Portfolio
     Invesco Small Cap Growth Portfolio
     Janus Forty Portfolio
     JPMorgan Core Bond Portfolio

     Loomis Sayles Global Markets Portfolio
     Lord Abbett Bond Debenture Portfolio
     Lord Abbett Mid Cap Value Portfolio
     Met/Eaton Vance Floating Rate Portfolio

     Met/Franklin Low Duration Total Return Portfolio

     MFS (Reg. TM) Emerging Markets Equity Portfolio
     MFS (Reg. TM) Research International Portfolio
     PIMCO Inflation Protected Bond Portfolio
     PIMCO Total Return Portfolio
     Pioneer Fund Portfolio

     Pioneer Strategic Income Portfolio (Class E)

     T. Rowe Price Large Cap Value Portfolio
     T. Rowe Price Mid Cap Growth Portfolio

     Third Avenue Small Cap Value Portfolio



METROPOLITAN SERIES FUND

In addition to the portfolio listed above under "Metropolitan Series Fund - GWB Portfolio," the following portfolios are available under the contract:


     Baillie Gifford International Stock Portfolio (Class B)

     BlackRock Money Market Portfolio (Class B)
     Davis Venture Value Portfolio (Class E)

     Frontier Mid Cap Growth Portfolio (Class B)

     Jennison Growth Portfolio (Class B)
     Met/Artisan Mid Cap Value Portfolio (Class B)
     Met/Dimensional International Small Company Portfolio (Class B) MetLife Mid Cap Stock Index Portfolio (Class G)
     MetLife Stock Index Portfolio (Class B)

     MFS (Reg. TM) Value Portfolio (Class B)

     MSCI EAFE (Reg. TM) Index Portfolio (Class G)

     Neuberger Berman Genesis Portfolio (Class B)

     Russell 2000 (Reg. TM) Index Portfolio (Class G)

     T. Rowe Price Large Cap Growth Portfolio (Class B)

     Western Asset Management U.S. Government Portfolio (Class B)



MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS

In addition to the portfolios listed above under Met Investors Series Trust, the following Class B or, as noted, Class C portfolios are available under the contract:


     American Funds (Reg. TM) Moderate Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Balanced Allocation Portfolio
         (Class C)
     American Funds (Reg. TM) Growth Allocation Portfolio
         (Class C)
     MetLife Defensive Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Growth Strategy Portfolio

     MetLife Aggressive Strategy Portfolio

     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio



INVESTMENT PORTFOLIOS THAT ARE FUNDS-OF-FUNDS


The following Investment Portfolios available within Met Investors Series Trust are "funds of funds":


     American Funds (Reg. TM) Balanced Allocation Portfolio
     American Funds (Reg. TM) Growth Allocation Portfolio
     American Funds (Reg. TM) Moderate Allocation Portfolio
     BlackRock Global Tactical Strategies Portfolio

     MetLife Aggressive Strategy Portfolio

     MetLife Balanced Plus Portfolio
     MetLife Balanced Strategy Portfolio
     MetLife Defensive Strategy Portfolio
     MetLife Growth Strategy Portfolio
     MetLife Moderate Strategy Portfolio
     MetLife Multi-Index Targeted Risk Portfolio
     Pyramis (Reg. TM) Managed Risk Portfolio
     SSgA Growth and Income ETF Portfolio
     SSgA Growth ETF Portfolio


"Fund of funds" Investment Portfolios invest substantially all of their assets in other portfolios or, with respect to the SSgA Growth and Income ETF Portfolio and the SSgA Growth ETF Portfolio, other exchange-traded funds ("Underlying ETFs"). Therefore, each of these Investment Portfolios will bear its pro rata share of the fees and expenses incurred by the underlying portfolios or Underlying ETFs in which it invests in addition to its own management fees and expenses. This will reduce the investment return of each of the fund of funds Investment Portfolios. The expense levels will vary over time, depending on the mix of underlying portfolios or Underlying ETFs in which the fund of funds Investment Portfolio invests. Contract Owners may be able to realize lower aggregate expenses by investing directly in the underlying portfolios and Underlying ETFs instead of investing in the fund of funds Investment Portfolios, if such underlying portfolios or Underlying ETFs are available under the contract. However, no Underlying ETFs and only some of the underlying portfolios are available under the contract.


TRANSFERS



GENERAL. You can transfer a portion of your Account Value among the Fixed Account and the Investment Portfolios. The contract provides that you can make a maximum of 12 transfers every year and that each transfer is made without charge. We measure a year from the anniversary of the day we issued your contract. We currently allow unlimited transfers but reserve the right to limit this in the future. We may also limit transfers in circumstances of market timing or other transfers we determine are or would be to the disadvantage of other contract Owners. (See "Investment Options - Transfers -

Market Timing.") We are not currently charging a transfer fee, but we reserve the right to charge such a fee in the future. If such a charge were to be imposed, it would be $25 for each transfer over 12 in a year. The transfer fee will be deducted from the Investment Portfolio or Fixed Account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


You can make a transfer to or from any Investment Portfolio or the Fixed Account, subject to the limitations below. All transfers made on the same Business Day will be treated as one transfer. Transfers received before the close of trading on the New York Stock Exchange will take effect as of the end of the Business Day. The following apply to any transfer:


o Your request for transfer must clearly state which Investment Portfolio(s) or the Fixed Account are involved in the transfer.


o  Your request for transfer must clearly state how much the transfer is for.


o The minimum amount you can transfer is $500 from an Investment Portfolio, or your entire interest in the

     Investment Portfolio, if less (this does not apply to pre-scheduled transfer programs).


o The minimum amount that may be transferred from the Fixed Account is $500, or your entire interest in the Fixed Account. Transfers out of the Fixed Account during the Accumulation Phase are limited to the greater of: (a) 25% of the Fixed Account value at the beginning of the Contract Year, or
   (b) the amount transferred out of the Fixed Account in the prior Contract Year. Currently we are not imposing these restrictions on transfers out of the Fixed Account, but we have the right to reimpose them at any time. You should be aware that, if transfer restrictions are imposed, it may take a while (even if you make no additional Purchase Payments or transfers into the Fixed Account) to make a complete transfer of your Account Value from the Fixed Account. When deciding whether to invest in the Fixed Account it is important to consider whether the transfer restrictions fit your risk tolerance and time horizon.


o You may not make a transfer to more than 18 Investment Portfolios (including the Fixed Account) at any time if the request is made by telephone to our voice response system or by Internet. A request to transfer to more than 18 Investment Portfolios (including the Fixed Account) may be made by calling or writing our Annuity Service Center.


o If you have elected to add the GWB rider to your contract, you may only make transfers between certain Investment Portfolios. Please refer to the "Purchase-Investment Allocation Restrictions for Certain Riders" section.


During the Accumulation Phase, to the extent permitted by applicable law, during times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with simultaneous request for purchase of another Investment Portfolio). In such a case, the redemption order would be processed at the source Investment Portfolio's next determined Accumulation Unit value. However, the purchase of the new Investment Portfolio would be effective at the next determined Accumulation Unit value for the new Investment Portfolio only after we receive the proceeds from the source Investment Portfolio, or we otherwise receive cash on behalf of the source Investment Portfolio.


For transfers during the Accumulation Phase, we have reserved the right to restrict transfers to the Fixed Account if any one of the following conditions exist:


o the credited interest rate on the Fixed Account is equal to the guaranteed minimum rate; or


o your Account Value in the Fixed Account equals or exceeds our published maximum for Fixed Account allocation (currently, there is no limit); or


o  a transfer was made out of the Fixed Account within the previous 180 days.


During the Income Phase, you cannot make transfers from a fixed Annuity Payment option to the Investment Portfolios. You can, however, make transfers during the Income Phase from the Investment Portfolios to a fixed Annuity Payment option and among the Investment Portfolios.


TRANSFERS BY TELEPHONE OR OTHER MEANS. You may elect to make transfers by telephone, Internet or other means acceptable to us. To elect this option, you must first provide us with a notice or agreement in a form that we may require. If you own the contract with a Joint Owner, unless we are instructed otherwise, we will accept instructions from either you or the other Owner. (See "Other Information - Requests and Elections.")


All transfers made on the same day will be treated as one transfer. A transfer will be made as of the end of the Business Day when we receive a notice containing all the required information necessary to process the request. We will consider telephone and Internet requests received after the close of the New York Stock Exchange (generally 4:00 p.m. Eastern Time), or on a day when the New York Stock Exchange is not open, to be received on the next day the New York Stock Exchange is open (the next Business Day).


PRE-SCHEDULED TRANSFER PROGRAM. There are certain programs that involve transfers that are pre-scheduled. When a transfer is made as a result of such a program, we do not count the transfer in determining the applicability of any transfer fee and certain minimums do not apply. The current pre-scheduled transfers are made in conjunction with the following: Dollar Cost Averaging, Three Month Market Entry and Automatic Rebalancing Programs.


MARKET TIMING. Frequent requests from contract Owners to transfer Account Value may dilute the value of an Investment Portfolio's shares if the frequent trading involves an attempt to take advantage of pricing inefficiencies created by a lag between a change in the value of the securities held by the portfolio and the reflection of that change in the portfolio's share price ("arbitrage trading"). Regardless of the existence of pricing inefficiencies, frequent transfers may also increase brokerage and administrative costs of the underlying Investment Portfolios and may disrupt portfolio management strategy, requiring a portfolio to maintain a high cash position and possibly resulting in lost investment opportunities and forced liquidations ("disruptive trading"). Accordingly, arbitrage trading and disruptive trading activities (referred to collectively as "market timing") may adversely affect the long-term performance of the Investment Portfolios, which may in turn adversely affect contract Owners and other persons who may have an interest in the contracts (E.G., Annuitants and Beneficiaries).



We have policies and procedures that attempt to detect and deter frequent transfers in situations where we determine there is a potential for arbitrage trading. Currently, we believe that such situations may be presented in the international, small-cap, and high-yield Investment Portfolios (i.e., the Baillie Gifford International Stock Portfolio, BlackRock High Yield Portfolio, Clarion Global Real Estate Portfolio, Harris Oakmark International Portfolio, Invesco Small Cap Growth Portfolio, Loomis Sayles Global Markets Portfolio, Lord Abbett Bond Debenture Portfolio, Met/Eaton Vance Floating Rate Portfolio, Met/Dimensional International Small Company Portfolio, MFS (Reg. TM) Emerging Markets Equity Portfolio, MFS (Reg. TM) Research International Portfolio, MSCI EAFE (Reg. TM) Index Portfolio, Neuberger Berman Genesis Portfolio, Pioneer Strategic Income Portfolio, Russell 2000 (Reg. TM) Index Portfolio, and Third Avenue Small Cap Value Portfolio), and we monitor transfer activity in those portfolios (the "Monitored Portfolios"). We employ various means to monitor transfer activity, such as examining the frequency and size of transfers into and out of the Monitored Portfolios within given periods of time. For example, we currently monitor transfer activity to determine if, for each category of international, small-cap, and high-yield portfolios, in a 12-month period there were: (1) six or more transfers involving the given category; (2) cumulative gross transfers involving the given category that exceed the current Account Value; and (3) two or more "round-trips" involving the given category. A round-trip generally is defined as a transfer in followed by a transfer out within the next seven calendar days or a transfer out followed by a transfer in within the next seven calendar days, in either case subject to certain other criteria.



We do not believe that other Investment Portfolios present a significant opportunity to engage in arbitrage trading and therefore do not monitor transfer activity in those portfolios. We may change the Monitored Portfolios at any time without notice in our sole discretion. In addition to monitoring transfer activity in certain Investment Portfolios, we rely on the underlying Investment Portfolios to bring any potential disruptive trading activity they identify to our attention for investigation on a case-by-case basis. We will also investigate any other harmful transfer activity that we identify from time to time. We may revise these policies and procedures in our sole discretion at any time without prior notice.



Our policies and procedures may result in transfer restrictions being applied to deter market timing. Currently, when we detect transfer activity in the Monitored Portfolios that exceeds our current transfer limits, or other transfer activity that we believe may be harmful to other Owners or other persons who have an interest in the contracts, we require future transfer requests to or from any Monitored Portfolios or other identified Investment Portfolios under that contract to be submitted with an original signature. A first occurrence will result in the imposition of this restriction for a six month period; a second occurrence will result in the permanent imposition of the restriction.



Transfers made under a Dollar Cost Averaging Program, a rebalancing program or, if applicable, any asset allocation program described in this prospectus are not treated as transfers when we evaluate trading patterns for market timing.


The detection and deterrence of harmful transfer activity involves judgments that are inherently subjective, such as the decision to monitor only those Investment Portfolios that we believe are susceptible to arbitrage trading, or the determination of the transfer limits. Our ability to detect and/or restrict such transfer activity may be limited by operational and technological systems, as well as our ability to predict strategies employed by Owners to avoid such detection. Our ability to restrict such transfer activity also may be limited by provisions of the contract. Accordingly, there is no assurance that we will prevent all transfer activity that may adversely affect Owners and other persons with interests in the contracts. We do not accommodate market timing in any Investment Portfolios and there are no arrangements in place to permit any contract Owner to engage in market timing; we apply our policies and procedures without exception, waiver, or special arrangement.


The Investment Portfolios may have adopted their own policies and procedures with respect to market timing transactions in their respective shares, and we reserve the right to enforce these policies and procedures. For example, Investment Portfolios may assess a redemption fee (which we reserve the right to collect) on shares held for a relatively short period. The prospectuses for the Investment Portfolios describe any such policies and procedures, which may be more or less restrictive than the policies and procedures we have adopted. Although we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Investment Portfolios, we have entered into a written agreement, as required by SEC regulation, with each Investment Portfolio or its principal underwriter that obligates us to provide to the Investment Portfolio promptly upon request certain information about the trading activity of individual contract Owners, and to execute instructions from the Investment Portfolio to restrict or prohibit further purchases or transfers by specific contract Owners who violate the market timing policies established by the Investment Portfolio.


In addition, contract Owners and other persons with interests in the contracts should be aware that the purchase and redemption orders received by the Investment Portfolios generally are "omnibus" orders from intermediaries, such as retirement plans or separate accounts funding variable insurance contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual Owners of variable insurance contracts and/or individual retirement plan participants. The omnibus nature of these orders may limit the Investment Portfolios in their ability to apply their market timing policies and procedures. In addition, the other insurance companies and/or retirement plans may have different policies and procedures or may not have any such policies and procedures because of contractual limitations. For these reasons, we cannot guarantee that the Investment Portfolios (and thus contract Owners) will not be harmed by transfer activity relating to other insurance companies and/or retirement plans that may invest in the Investment Portfolios. If an Investment Portfolio believes that an omnibus order reflects one or more transfer requests from contract Owners engaged in disruptive trading activity, the Investment Portfolio may reject the entire omnibus order.


In accordance with applicable law, we reserve the right to modify or terminate the transfer privilege at any time. We also reserve the right to defer or restrict the transfer privilege at any time that we are unable to purchase or redeem shares of any of the Investment Portfolios, including any refusal or restriction on purchases or redemptions of their shares as a result of their own policies and procedures on market timing and disruptive trading activities (even if an entire omnibus order is rejected due to the market timing or disruptive trading activity of a single contract Owner). You should read the Investment Portfolio prospectuses for more details.


DOLLAR COST AVERAGING PROGRAMS


We offer two dollar cost averaging programs as described below. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. You can elect only one dollar cost averaging program at a time. The dollar cost averaging programs are available only during the Accumulation Phase.


If you make an additional Purchase Payment while a Dollar Cost Averaging (DCA) or Enhanced Dollar Cost Averaging (EDCA) program is in effect, we will not allocate the additional payment to the DCA or EDCA program unless you tell us to do so. Instead, unless you previously provided different allocation instructions for future Purchase Payments or provide new allocation instructions with the payment, we will allocate the additional Purchase Payment directly to the same destination Investment Portfolios you selected under the DCA or EDCA program. Any Purchase Payments received after the DCA or EDCA program has ended will be allocated as described in "Purchase -

Allocation of Purchase Payments."


We reserve the right to modify, terminate or suspend any of the dollar cost averaging programs. There is no additional charge for participating in any of the dollar cost averaging programs. If you participate in any of the dollar cost averaging programs, the transfers made under the program are not taken into account in determining any transfer fee. We may, from time to time, offer other dollar cost averaging programs which have terms different from those described in this prospectus. We will terminate your participation in a dollar cost averaging program when we receive notification of your death.


The two dollar cost averaging programs are:


1. STANDARD DOLLAR COST AVERAGING (DCA)


This program allows you to systematically transfer a set amount each month from the Fixed Account or from a money market Investment Portfolio to any of the other available Investment Portfolio(s) you select. We provide certain exceptions from our normal Fixed Account restrictions to accommodate the dollar cost averaging program. These transfers are made on a date you select or, if you do not select a date, on the date that a Purchase Payment or Account Value is allocated to the dollar cost averaging program. However, transfers will be made on the 1st day of the following month for Purchase Payments or Account Value allocated to the dollar cost averaging program on the 29th, 30th, or 31st day of a month.


If you allocate an additional Purchase Payment to your existing DCA program, the DCA transfer amount will not be increased; however, the number of months over which transfers are made is increased, unless otherwise elected in writing. You can terminate the program at any time, at which point transfers under the program will stop. This program is not available if you have selected the GWB rider.


2. ENHANCED DOLLAR COST AVERAGING (EDCA) PROGRAM


The Enhanced Dollar Cost Averaging (EDCA) program allows you to systematically transfer amounts from a guaranteed account option, the EDCA account in the general account, to any available Investment Portfolio(s) you select. Except as discussed below, only new Purchase Payments or portions thereof can be allocated to an EDCA account. The transfer amount will be equal to the amount allocated to the EDCA account divided by a specified number of months (currently 6 or 12 months). For example, a $12,000 allocation to a 6-month program will consist of six $2,000 transfers, and a final transfer of the interest processed separately as a seventh transfer.


When a subsequent Purchase Payment is allocated by you to your existing EDCA account, we create "buckets" within your EDCA account.


o The EDCA transfer amount will be increased by the subsequent Purchase Payment divided by the number of EDCA months (6 or 12 months as you selected) and thereby accelerates the time period over which transfers are made.


o Each allocation (bucket) resulting from a subsequent Purchase Payment will earn interest at the then current interest rate applied to new allocations to an EDCA account of the same monthly term.


o Allocations (buckets) resulting from each Purchase Payment, along with the interest credited, will be transferred on a first-in, first-out basis. Using the example above, a subsequent $6,000 allocation to a 6 month EDCA will increase the EDCA transfer amount from $2,000 to $3,000 ($2,000 plus $6,000/6). This increase will have the effect of accelerating the rate at which the 1st payment bucket is exhausted.


(See Appendix B for further examples of EDCA with multiple Purchase Payments.)


The interest rate earned in an EDCA account will be the minimum guaranteed rate, plus any additional interest which we may declare from time to time. The minimum interest rate depends on the date your contract is issued, but will not be less than 1%. The interest rate earned in an EDCA account is paid over time on declining amounts in the EDCA account. Therefore, the amount of interest payments you receive will decrease as amounts are systematically transferred from the EDCA account to any Investment Portfolio, and the effective interest rate earned will therefore be less than the declared interest rate.


The first transfer we make under the EDCA program is the date your Purchase Payment is allocated to your EDCA account. Subsequent transfers will be made each month thereafter on the same day. However, transfers will be made on the 1st day of the following month for Purchase Payments allocated on the 29th, 30th, or 31st day of a month. If the selected day is not a Business Day, the transfer will be deducted from the EDCA account on the selected day but will be applied to the Investment Portfolios on the next Business Day. EDCA interest will not be credited on the transfer amount between the selected day and the next Business Day. Transfers will continue on a monthly basis until all amounts are transferred from your EDCA account. Your EDCA account will be terminated as of the last transfer.


If you decide you no longer want to participate in the EDCA program, or if we receive notification of your death, your participation in the EDCA program will be terminated and all money remaining in your EDCA account will be transferred to the Investment Portfolio(s) in accordance with the percentages you have chosen for the EDCA program, unless you specify otherwise.


The EDCA program is not available in Oregon.


THREE MONTH MARKET ENTRY PROGRAM


Alternatively, you can participate in the Three Month Market Entry Program which operates in the same manner as the Enhanced Dollar Cost Averaging Program, except it is of 3 months duration.


AUTOMATIC REBALANCING PROGRAM


Once your money has been allocated to the Investment Portfolios, the performance of each portfolio may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Automatic Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.


An automatic rebalancing program is intended to transfer Account Value from those portfolios that have increased in value to those that have declined or not increased as much in value. Over time, this method of investing may help you "buy low and sell high," although there can be no assurance that this objective will be achieved. Automatic rebalancing does not guarantee profits, nor does it assure that you will not have losses.


We will measure the rebalancing periods from the anniversary of the date we issued your contract. If a dollar cost averaging (either DCA or EDCA) program is in effect, rebalancing allocations will be based on your current DCA or EDCA allocations. If you are not participating in a dollar cost averaging program, we will make allocations based upon your current Purchase Payment allocations, unless you tell us otherwise.


The Automatic Rebalancing Program is available only during the Accumulation Phase. There is no additional charge for participating in the Automatic Rebalancing Program. If you participate in the Automatic Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. We will terminate your participation in the Automatic Rebalancing Program when we receive notification of your death. If you have selected the GWB v1 rider, the Fixed Account is not available for automatic rebalancing.


EXAMPLE:


   Assume that you want your initial Purchase Payment split between two Investment Portfolios. You want 40% to be in the Lord Abbett Bond Debenture Portfolio and 60% to be in the ClearBridge Aggressive Growth Portfolio. Over the next 2 1/2 months the bond market does very well while the stock market performs poorly. At the end of the first quarter, the Lord Abbett Bond Debenture Portfolio now represents 50% of your holdings because of its increase in value. If you have chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we will sell some of your units in the Lord Abbett Bond Debenture Portfolio to bring its value back to 40% and use the money to buy more units in the ClearBridge Aggressive Growth Portfolio to increase those holdings to 60%.



VOTING RIGHTS


We are the legal owner of the Investment Portfolio shares. However, we believe that when an Investment Portfolio solicits proxies in conjunction with a vote of shareholders, we are required to obtain from you and other affected Owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. The effect of this proportional voting is that a small number of contract Owners may control the outcome of a vote. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


SUBSTITUTION OF INVESTMENT OPTIONS


If investment in the Investment Portfolios or a particular Investment Portfolio is no longer possible, in our judgment becomes inappropriate for purposes of the contract, or for any other reason in our sole discretion, we may substitute another Investment Portfolio or Investment Portfolios without your consent. The substituted Investment Portfolio may have different fees and expenses. Substitution may be made with respect to existing investments or the investment of future Purchase Payments, or both. However, we will not make such substitution without any necessary approval of the Securities and Exchange Commission and applicable state insurance departments. Furthermore, we may close Investment Portfolios to allocation of Purchase Payments or Account Value, or both, at any time in our sole discretion.




4. EXPENSES

There are charges and other expenses associated with the contract that reduce the return on your investment in the contract. These charges and expenses are:


PRODUCT CHARGES


SEPARATE ACCOUNT PRODUCT CHARGES. Each day, we make a deduction for our Separate Account product charges (which consist of the mortality and expense charge, the administration charge and the charges related to certain death benefit riders). We do this as part of our calculation of the value of the Accumulation Units and the Annuity Units (I.E., during the Accumulation Phase and the Income Phase - although death benefit charges no longer continue in the Income Phase).


MORTALITY AND EXPENSE CHARGE. We assess a daily mortality and expense charge that is equal, on an annual basis, to 1.35% of the average daily net asset value of each Investment Portfolio.


This charge compensates us for mortality risks we assume for the Annuity Payment and death benefit guarantees made under the contract. These guarantees include making Annuity Payments that will not change based on our actual mortality experience, and providing a guaranteed minimum death benefit under the contract. The charge also compensates us for expense risks we assume to cover contract maintenance expenses. These expenses may include issuing contracts, maintaining records, making and maintaining subaccounts available under the contract and performing accounting, regulatory compliance, and reporting functions. This charge also compensates us for costs associated with the establishment and administration of the contract, including programs like transfers and dollar cost averaging. If the mortality and expense charge is inadequate to cover the actual expenses of mortality, maintenance, and administration, we will bear the loss. If the charge exceeds the actual expenses, we will add the excess to our profit and it may be used to finance distribution expenses or for any other purpose.


ADMINISTRATION CHARGE. This charge is equal, on an annual basis, to 0.25% of the average daily net asset value of each Investment Portfolio. This charge, together with the account fee (see below), is for the expenses associated with the administration of the contract. Some of these expenses are: issuing contracts, maintaining records, providing accounting, valuation, regulatory and reporting services, as well as expenses associated with marketing, sale and distribution of the contracts.


DEATH BENEFIT RIDER CHARGES. If you select one of the following death benefit riders, we will deduct a charge that compensates us for the costs and risks we assume in providing the benefit. This charge (assessed during the Accumulation Phase) is equal, on an annual basis, to the percentages below of the average daily net asset value of each Investment Portfolio:



  Annual Step-Up Death Benefit            0.20%
  Additional Death Benefit -
    Earnings Preservation Benefit         0.25%

 Please check with your registered representative regarding which death benefits are available in your state.


ACCOUNT FEE


During the Accumulation Phase, every Contract Year on your contract anniversary (the anniversary of the date when your contract was issued), we will deduct $30 from your contract as an account fee for the prior Contract Year if your Account Value is less than $50,000. If you make a complete withdrawal from your contract, the full account fee will be deducted from the Account Value regardless of the amount of your Account Value. During the Accumulation Phase, the account fee is deducted pro rata from the Investment Portfolios. This charge is for administrative expenses (see above). This charge cannot be increased.


A pro rata portion of the charge will be deducted from the Account Value on the Annuity Date if this date is other than a contract anniversary. If your Account Value on the Annuity Date is at least $50,000, then we will not deduct the account fee. After the Annuity Date, the charge will be collected monthly out of the Annuity Payment, regardless of the size of your contract.

GUARANTEED WITHDRAWAL BENEFIT - RIDER CHARGE


If you elect the Guaranteed Withdrawal Benefit (GWB) rider, a charge is deducted from your Account Value during the Accumulation Phase on each contract anniversary. The charge is a percentage of the Total Guaranteed Withdrawal Amount (see "Living Benefit - Guaranteed Withdrawal Benefit - Operation of the Guaranteed Withdrawal Benefit") on the contract anniversary, prior to taking into account any Automatic Annual Step-Up occurring on such contract anniversary.


The Guaranteed Withdrawal Benefit rider charge is 0.90% of the Total Guaranteed Withdrawal Amount.


If: you make a full withdrawal (surrender) of your Account Value; you apply all of your Account Value to an Annuity Option: there is a change in Owners, Joint Owners or Annuitants (if the Owner is a non-natural person): the contract terminates (except for a termination due to death); or you assign your contract, a pro rata portion of the rider charge will be assessed based on the number of full months from the last contract anniversary to the date of the change.


If the Guaranteed Withdrawal Benefit rider is terminated because of the death of the Owner, Joint Owner or Annuitant (if the Owner is a non-natural person), or if the rider is cancelled pursuant to the cancellation provisions of the rider, no rider charge will be assessed based on the period from the most recent contract anniversary to the date the termination or cancellation takes effect.


The Guaranteed Withdrawal Benefit rider charge is not assessed while your Remaining Guaranteed Withdrawal Amount (see "Living Benefit - Guaranteed Withdrawal Benefit - Operation of the Guaranteed Withdrawal Benefit") equals zero.


The Guaranteed Withdrawal Benefit rider charge is deducted from your Account Value pro rata from each Investment Portfolio, the Fixed Account and the EDCA account in the ratio each portfolio/account bears to your total Account Value. We take amounts from the investment options that are part of the Separate Account by canceling Accumulation Units from the Separate Account.


We reserve the right to increase the Guaranteed Withdrawal Benefit rider charge upon an Automatic Annual Step-Up. The increased rider charge will apply after the contract anniversary on which the Automatic Annual Step-Up occurs. If an Automatic Annual Step-Up occurs under the Guaranteed Withdrawal Benefit rider, we may reset the rider charge applicable beginning after the contract anniversary on which the Automatic Annual Step-Up occurs to a rate that does not exceed the lower of: (a) the GWB Maximum Fee Rate or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up. The GWB Maximum Fee Rate is 1.80%.


WITHDRAWAL CHARGE


We impose a withdrawal charge to reimburse us for contract sales expenses, including commissions and other distribution, promotion, and acquisition expenses. During the Accumulation Phase, you can make a withdrawal from your contract (either a partial or a complete withdrawal). If the amount you withdraw is determined to include the withdrawal of any of your prior Purchase Payments, a withdrawal charge is assessed against each Purchase Payment withdrawn. To determine what portion (if any) of a withdrawal is subject to a withdrawal charge, amounts are withdrawn from your contract in the following order:


1. Earnings in your contract (earnings are equal to your Account Value, less Purchase Payments not previously withdrawn); then


2. The free withdrawal amount described below (deducted from Purchase Payments not previously withdrawn, in the order such Purchase Payments were made, with the oldest Purchase Payment first, as described below); then


3. Purchase Payments not previously withdrawn, in the order such Purchase Payments were made: the oldest Purchase Payment first, the next Purchase Payment second, etc. until all Purchase Payments have been withdrawn.


A withdrawal charge may be assessed if prior Purchase Payments are withdrawn pursuant to a divorce or separation instrument, if permissible under tax law.


The withdrawal charge is calculated at the time of each withdrawal in accordance with the following:

Number of Complete Years from        Withdrawal Charge
Receipt of Purchase Payment       (% of Purchase Payment)
------------------------------   ------------------------
  0                                         7
  1                                         6
  2                                         6
  3                                         5
  4 and thereafter                          0

For a partial withdrawal, the withdrawal charge is deducted from the remaining Account Value, if sufficient. If the remaining Account Value is not sufficient, the withdrawal charge is deducted from the amount withdrawn.


If the Account Value is smaller than the total of all Purchase Payments, the withdrawal charge only applies up to the Account Value.


We do not assess the withdrawal charge on any payments paid out as Annuity Payments or as death benefits. In addition, we will not assess the withdrawal charge on required minimum distributions from Qualified Contracts in order to satisfy federal income tax rules or to avoid required federal income tax penalties. This exception only applies to amounts required to be distributed from this contract. We do not assess the withdrawal charge on earnings in your contract.


NOTE: For tax purposes, earnings from Non-Qualified Contracts are considered to come out first.


FREE WITHDRAWAL AMOUNT. The free withdrawal amount for each Contract Year after the first (there is no free withdrawal amount in the first Contract Year) is equal to 10% of your total Purchase Payments, less the total free withdrawal amount previously withdrawn in the same Contract Year. Also, we currently will not assess the withdrawal charge on amounts withdrawn during the first Contract Year under the Systematic Withdrawal Program. Any unused free withdrawal amount in one Contract Year does not carry over to the next Contract Year.


REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


GENERAL. We may elect to reduce or eliminate the amount of the withdrawal charge when the contract is sold under circumstances which reduce our sales expenses. Some examples are: if there is a large group of individuals that will be purchasing the contract, or if a prospective purchaser already had a relationship with us.


NURSING HOME OR HOSPITAL CONFINEMENT RIDER. We will not impose a withdrawal charge if, after you have owned the contract for one year, you or your Joint Owner becomes confined to a nursing home and/or hospital for at least 90 consecutive days or confined for a total of at least 90 days if there is no more than a 6-month break in confinement and the confinements are for related causes. The confinement must begin after the first contract anniversary and you must have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). The confinement must be prescribed by a physician and be medically necessary. You must exercise this right no later than 90 days after you or your Joint Owner exits the nursing home or hospital. This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts and South Dakota.


TERMINAL ILLNESS RIDER. After the first contract anniversary, we will waive the withdrawal charge if you or your Joint Owner are terminally ill and not expected to live more than 12 months; a physician certifies to your illness and life expectancy; you were not diagnosed with the terminal illness as of the date we issued your contract; and you have been the Owner continuously since the contract was issued (or have become the Owner as the spousal Beneficiary who continues the contract). This waiver terminates on the Annuity Date. We will not accept additional payments once this waiver is used. There is no charge for this rider. This rider is not available in Massachusetts.


The Nursing Home or Hospital Confinement rider and the Terminal Illness rider are not available for Owners who are age 81 or older (on the contract issue date). Additional conditions and requirements apply to the Nursing Home or Hospital Confinement rider and the Terminal Illness rider. They are specified in the rider(s) that are part of your contract.


PREMIUM AND OTHER TAXES


We reserve the right to deduct from Purchase Payments, account balances, withdrawals, death benefits or income payments any taxes relating to the contracts (including, but not limited to, premium taxes) paid by us to any government entity. Examples of these taxes include, but are not limited to, premium tax, generation-skipping transfer tax or a similar excise tax under federal or state tax law which is imposed on payments we make to certain persons and income tax withholdings on withdrawals and income payments to the extent required by law. Premium taxes generally range from 0 to 3.5%, depending on the state. We will, at our sole discretion, determine when taxes relate to the contracts. We may, at our sole discretion, pay taxes when due and deduct that amount from the account balance at a later date. Payment at an earlier date does not waive any right we may have to deduct amounts at a later date. It is our current practice not to charge premium taxes until Annuity Payments begin.


TRANSFER FEE


We currently allow unlimited transfers without charge during the Accumulation Phase. However, we have reserved the right to limit the number of transfers to a maximum of 12 per year without charge and to charge a transfer fee of $25 for each transfer greater than 12 in any year. We are currently waiving the transfer fee, but reserve the right to charge it in the future. The transfer fee is deducted from the Investment Portfolio or Fixed Account from which the transfer is made. However, if the entire interest in an account is being transferred, the transfer fee will be deducted from the amount which is transferred.


If the transfer is part of a pre-scheduled transfer program, it will not count in determining the transfer fee.


INCOME TAXES


We reserve the right to deduct from the contract for any income taxes which we incur because of the contract. In general, we believe under current federal income tax law, we are entitled to hold reserves with respect to the contract that offset Separate Account income. If this should change, it is possible we could incur income tax with respect to the contract, and in that event we may deduct such tax from the contract. At the present time, however, we are not incurring any such income tax or making any such deductions.


INVESTMENT PORTFOLIO EXPENSES


There are deductions from and expenses paid out of the assets of each Investment Portfolio, which are described in the fee table in this prospectus and the Investment Portfolio prospectuses. These deductions and expenses are not charges under the terms of the contract, but are represented in the share values of each Investment Portfolio.




5.  ANNUITY PAYMENTS
        (THE INCOME PHASE)

ANNUITY DATE



Under the contract you can receive regular income payments (referred to as ANNUITY PAYMENTS). You can choose the month and year in which those payments begin. We call that date the ANNUITY DATE. Your Annuity Date must be the first day of a calendar month and must be at least 30 days after we issue the contract.


When you purchase the contract, the Annuity Date will be the later of the first day of the calendar month after the Annuitant's 90th birthday or 10 years from the date your contract was issued. You can change or extend the Annuity Date at any time before the Annuity Date with 30 days prior notice to us (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures).


PLEASE BE AWARE THAT ONCE YOUR CONTRACT IS ANNUITIZED, YOU ARE INELIGIBLE TO RECEIVE THE DEATH BENEFIT YOU HAVE SELECTED. ADDITIONALLY, IF YOU HAVE SELECTED A LIVING BENEFIT RIDER SUCH AS THE GUARANTEED WITHDRAWAL BENEFIT, ANNUITIZING YOUR CONTRACT TERMINATES THE RIDER, INCLUDING ANY DEATH BENEFIT OR GUARANTEED PRINCIPAL ADJUSTMENT THAT MAY BE PROVIDED BY THE RIDER.



ANNUITY PAYMENTS


You (unless another payee is named) will receive the Annuity Payments during the Income Phase. The Annuitant is the natural person(s) whose life we look to in the determination of Annuity Payments.


During the Income Phase, you have the same investment choices you had just before the start of the Income Phase. At the Annuity Date, you can choose whether payments will be:


o  fixed Annuity Payments, or

o  variable Annuity Payments, or


o  a combination of both.


If you don't tell us otherwise, your Annuity Payments will be based on the investment allocations that were in place just before the start of the Income Phase.


If you choose to have any portion of your Annuity Payments based on the Investment Portfolio(s), the dollar amount of your initial payment will vary and will depend upon three things:


1) the value of your contract in the Investment Portfolio(s) just before the start of the Income Phase,


2) the assumed investment return (AIR) (you select) used in the annuity table for the contract, and


3)   the Annuity Option elected.


Subsequent variable Annuity Payments will vary with the performance of the Investment Portfolios you selected. (For more information, see "Variable Annuity Payments" below.)


At the time you choose an Annuity Option, you select the AIR, which must be acceptable to us. Currently, you can select an AIR of 3% or 4%. You can change the AIR with 30 days notice to us prior to the Annuity Date. If you do not select an AIR, we will use 3%. If the actual performance exceeds the AIR, your variable Annuity Payments will increase. Similarly, if the actual investment performance is less than the AIR, your variable Annuity Payments will decrease.



Your variable Annuity Payment is based on ANNUITY UNITS. An Annuity Unit is an accounting device used to calculate the dollar amount of Annuity Payments. (For more information, see "Variable Annuity Payments" below.)


When selecting an AIR, you should keep in mind that a lower AIR will result in a lower initial variable Annuity Payment, but subsequent variable Annuity Payments will increase more rapidly or decline more slowly as changes occur in the investment experience of the Investment Portfolios. On the other hand, a higher AIR will result in a higher initial variable Annuity Payment than a lower AIR, but later variable Annuity Payments will rise more slowly or fall more rapidly.


A transfer during the Income Phase from a variable Annuity Payment option to a fixed Annuity Payment option may result in a reduction in the amount of Annuity Payments.


If you choose to have any portion of your Annuity Payments be a fixed Annuity Payment, the dollar amount of each fixed Annuity Payment will not change, unless you make a transfer from a variable Annuity Payment option to the fixed Annuity Payment that causes the fixed Annuity Payment to increase. Please refer to the "Annuity Provisions" section of the Statement of Additional Information for more information.


Annuity Payments are made monthly (or at any frequency permitted under the contract) unless you have less than $5,000 to apply toward an Annuity Option. In that case, we may provide your Annuity Payment in a single lump sum instead of Annuity Payments. Likewise, if your Annuity Payments would be or become less than $100 a month, we have the right to change the frequency of payments so that your Annuity Payments are at least $100.


ANNUITY OPTIONS



You can choose among income plans. We call those ANNUITY OPTIONS. You can change your Annuity Option at any time before the Annuity Date with 30 days notice to us.



If you do not choose an Annuity Option, Option 2, which provides a life annuity with 10 years of guaranteed Annuity Payments, will automatically be applied.


You can choose one of the following Annuity Options or any other Annuity Option acceptable to us. After Annuity Payments begin, you cannot change the Annuity Option.


If more than one frequency is permitted under your contract, choosing less frequent payments will result in each Annuity Payment being larger. Annuity options that guarantee that payments will be made for a certain number of years regardless of whether the Annuitant or joint Annuitant are alive (such as Options 2 and 4 below) result in Annuity Payments that are smaller than Annuity Options without such a guarantee (such as Options 1 and 3 below). For Annuity Options with a designated period, choosing a shorter designated period will result in each Annuity Payment being larger.


OPTION 1. LIFE ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant is alive. We stop making Annuity Payments after the Annuitant's death. It is possible under this option to receive only one Annuity Payment if the Annuitant dies before the due date of the second payment or to receive only two Annuity

Payments if the Annuitant dies before the due date of the third payment, and so on.


OPTION 2. LIFE ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant is alive. If, when the Annuitant dies, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 3. JOINT AND LAST SURVIVOR ANNUITY. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. We will stop making Annuity Payments after the last survivor's death.


OPTION 4. JOINT AND LAST SURVIVOR ANNUITY WITH 10 YEARS OF ANNUITY PAYMENTS GUARANTEED. Under this option, we will make Annuity Payments so long as the Annuitant and a second person (joint Annuitant) are both alive. When either Annuitant dies, we will continue to make Annuity Payments, so long as the survivor continues to live. If, at the last death of the Annuitant and the joint Annuitant, we have made Annuity Payments for less than ten years, we will then continue to make Annuity Payments to the Beneficiary for the rest of the 10 year period.


OPTION 5. PAYMENTS FOR A DESIGNATED PERIOD. We currently offer an Annuity Option under which fixed or variable monthly Annuity Payments are made for a selected number of years as approved by us, currently not less than 10 years. This Annuity Option may be limited or withdrawn by us in our discretion.


We may require proof of age or sex of an Annuitant before making any Annuity Payments under the contract that are measured by the Annuitant's life. If the age or sex of the Annuitant has been misstated, the amount payable will be the amount that the Account Value would have provided at the correct age or sex. Once Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment. Any overpayments will be deducted from future Annuity Payments until the total is repaid.


You may withdraw the commuted value of the payments remaining under the variable Payments for a Designated Period Annuity Option (Option 5). You may not commute the fixed Payments for a Designated Period Annuity Option or any option involving a life contingency, whether fixed or variable, prior to the death of the last surviving Annuitant. Upon the death of the last surviving Annuitant, the Beneficiary may choose to continue receiving income payments or to receive the commuted value of the remaining guaranteed payments. For variable Annuity Options, the calculation of the commuted value will be done using the AIR applicable to the contract. (See "Annuity Payments" above.) For fixed Annuity Options, the calculation of the commuted value will be done using the then current Annuity Option rates.


There may be tax consequences resulting from the election of an Annuity Payment option containing a commutation feature (I.E., an Annuity Payment option that permits the withdrawal of a commuted value). (See "Federal Income Tax Status.")



Due to underwriting, administrative or Internal Revenue Code considerations, there may be limitations on payments to the survivor under Options 3 and 4 and/or the duration of the guarantee period under Options 2, 4, and 5.


Tax rules with respect to decedent contracts may prohibit the election of Joint and Last Survivor Annuity Options (or income types) and may also prohibit payments for as long as the Owner's life in certain circumstances.


In addition to the Annuity Options described above, we may offer an additional payment option that would allow your Beneficiary to take distribution of the Account Value over a period not extending beyond his or her life expectancy. Under this option, annual distributions would not be made in the form of an annuity, but would be calculated in a manner similar to the calculation of required minimum distributions from IRAs. (See "Federal Income Tax Status.") We intend to make this payment option available to both Qualified Contracts and Non-Qualified Contracts.


In the event that you purchased the contract as a Qualified Contract, you must take distribution of the Account Value in accordance with the minimum required distribution rules set forth in applicable tax law. (See "Federal Income Tax Status.") Under certain circumstances, you may satisfy those requirements by electing an Annuity Option. You may choose any death benefit available under the contract, but certain other contract provisions and programs will not be available. Upon your death, if Annuity Payments have already begun, the death benefit would be required to be distributed to your Beneficiary at least as rapidly as under the method of distribution in effect at the time of your death.


VARIABLE ANNUITY PAYMENTS


The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The first variable Annuity Payment will be based upon the Adjusted Contract Value, the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:


o The dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, provided that transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, and the number of Annuity Units will be adjusted for transfers to a fixed Annuity Option. Please see the Statement of Additional Information for details about making transfers during the Annuity Phase.


o The fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.


o The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT. The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us. The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor (see the Statement of Additional Information for a definition) for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.


FIXED ANNUITY PAYMENTS


The Adjusted Contract Value (defined above under "Variable Annuity Payments") on the day immediately preceding the Annuity Date will be used to determine a fixed Annuity Payment. The Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made. You may not make a transfer from the fixed Annuity Option to the variable Annuity Option.




6. ACCESS TO YOUR MONEY

You (or in the case of a death benefit, your Beneficiary) can have access to the money in your contract:


(1)  by making a withdrawal (either a partial or a complete withdrawal);


(2)  by electing to receive Annuity Payments; or


(3)  when a death benefit is paid to your Beneficiary.


Under most circumstances, withdrawals can only be made during the Accumulation Phase.


You may establish a withdrawal plan under which you can receive substantially equal periodic payments in order to comply with the requirements of Sections 72(q) or (t) of the Code. Premature modification or termination of such payments may result in substantial penalty taxes. (See "Federal Income Tax Status.")


When you make a complete withdrawal, you will receive the withdrawal value of the contract. The withdrawal value of the contract is the Account Value of the contract at the end of the Business Day when we receive a written request for a withdrawal:


o  less any applicable withdrawal charge;


o  less any premium or other tax;


o  less any account fee; and


o  less any applicable pro rata GWB rider charge.


Unless you instruct us otherwise, any partial withdrawal will be made pro rata from the Fixed Account, the EDCA account and the Investment Portfolio(s) you selected. Under most circumstances the amount of any partial withdrawal must be for at least $500, or your entire interest in the Investment Portfolio, Fixed Account or EDCA account. We require that after a partial withdrawal is made you keep at least $2,000 in the contract. If the withdrawal would result in the Account Value being less than $2,000 after a partial withdrawal, we will treat the withdrawal request as a request for a full withdrawal.


We will pay the amount of any withdrawal from the Separate Account within seven days of when we receive the request in Good Order unless the suspension of payments or transfers provision is in effect.


We may withhold payment of withdrawal proceeds if any portion of those proceeds would be derived from a contract Owner's check that has not yet cleared (I.E., that could still be dishonored by the contract Owner's banking institution). We may use telephone, fax, Internet or other means of communication to verify that payment from the contract Owner's check has been or will be collected. We will not delay payment longer than necessary for us to verify that payment has been or will be collected. Contract Owners may avoid the possibility of delay in the disbursement of proceeds coming from a check that has not yet cleared by providing us with a certified check.


How to withdraw all or part of your Account Value:


o You must submit a request to our Annuity Service Center. (See "Other Information - Requests and Elections.")


o If you would like to have the withdrawal charge waived under the Nursing Home or Hospital Confinement Rider or the Terminal Illness Rider, you must provide satisfactory evidence of confinement to a nursing home or hospital or terminal illness. (See "Expenses - Reduction or Elimination of the Withdrawal Charge.")


o You must state in your request whether you would like to apply the proceeds to a payment option (otherwise you will receive the proceeds in a lump sum and may be taxed on them).


o We have to receive your withdrawal request in our Annuity Service Center prior to the Annuity Date or Owner's death.


There are limits to the amount you can withdraw from certain qualified plans including Qualified and TSA plans. (See "Federal Income Tax Status.")


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO ANY WITHDRAWAL YOU MAKE.


SYSTEMATIC WITHDRAWAL PROGRAM


You may elect the Systematic Withdrawal Program at any time. We do not assess a charge for this program. This program provides an automatic payment to you of up to 10% of your total Purchase Payments each year. You can receive payments monthly or quarterly, provided that each payment must amount to at least $100 (unless we consent otherwise). We reserve the right to change the required minimum systematic withdrawal amount. If the New York Stock Exchange is closed on a day when the withdrawal is to be made, we will process the withdrawal on the next Business Day. While the Systematic Withdrawal Program is in effect you can make additional withdrawals. However, such withdrawals plus the systematic withdrawals will be considered when determining the applicability of any withdrawal charge. (For a discussion of the withdrawal charge, see "Expenses" above.)


We will terminate your participation in the Systematic Withdrawal Program when we receive notification of your death.


INCOME TAXES, TAX PENALTIES AND CERTAIN RESTRICTIONS MAY APPLY TO SYSTEMATIC WITHDRAWALS.


SUSPENSION OF PAYMENTS OR TRANSFERS


We may be required to suspend or postpone payments for withdrawals or transfers for any period when:



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


o the New York Stock Exchange is closed (other than customary weekend and holiday closings);


o  trading on the New York Stock Exchange is restricted;


o an emergency exists, as determined by the Securities and Exchange Commission, as a result of which disposal of shares of the Investment Portfolios is not reasonably practicable or we cannot reasonably value the shares of the Investment Portfolios; or


o during any other period when the Securities and Exchange Commission, by order, so permits for the protection of Owners.


We have reserved the right to defer payment for a withdrawal or transfer from the Fixed Account for the period permitted by law, but not for more than six months.


Federal laws designed to counter terrorism and prevent money laundering might, in certain circumstances, require us to block an Owner's ability to make certain transactions and thereby refuse to accept any requests for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator. We may also be required to provide additional information about you and your contract to government regulators.




7. LIVING BENEFIT

GUARANTEED WITHDRAWAL BENEFIT


If you want to invest your Account Value in the Investment Portfolio(s) during the Accumulation Phase, but also want to assure that your entire Purchase Payment will be guaranteed to be returned to you, we offer an optional rider for an additional charge, called the Guaranteed Withdrawal Benefit (GWB). The purpose of the GWB rider is to provide protection against market risk (the risk that the Account Value allocated to the Investment Portfolio(s) may decline in value or underperform your expectations).


The GWB rider is designed to allow you to invest your Account Value in the Investment Portfolios, while guaranteeing that at least the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals, provided withdrawals in any Contract Year do not exceed the maximum amount allowed under the rider. You may begin taking withdrawals under the GWB rider immediately or at a later time. This means that, regardless of negative investment performance, you can take specified annual withdrawals until the entire amount of the Purchase Payments you made during the time period specified in your rider has been returned to you.


In states where approved, you may purchase the GWB rider if you are age 80 or younger on the effective date of your contract. Once elected, the GWB rider may not be terminated except as stated below.


SUMMARY OF THE GUARANTEED WITHDRAWAL BENEFIT RIDER


THE FOLLOWING SECTION PROVIDES A SUMMARY OF HOW THE GUARANTEED WITHDRAWAL BENEFIT (GWB) RIDER WORKS. A MORE DETAILED EXPLANATION OF THE OPERATION OF THE GWB IS PROVIDED IN THE SECTION BELOW CALLED "OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT."



The GWB guarantees that the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals over time. THE GWB DOES NOT GUARANTEE WITHDRAWALS FOR YOUR LIFETIME.



Under the GWB, we calculate a "Total Guaranteed Withdrawal Amount" (TGWA) that determines, in part, the maximum amount you may receive as withdrawals each year ("Annual Benefit Payment") without reducing your guarantee. The TGWA is multiplied by the applicable withdrawal rate to determine your Annual Benefit Payment. The rider guarantee may be reduced if your annual withdrawals are greater than the Annual Benefit Payment.


IT IS IMPORTANT TO RECOGNIZE THAT THE TGWA IS NOT AVAILABLE TO BE TAKEN AS A LUMP SUM AND DOES NOT ESTABLISH OR GUARANTEE YOUR ACCOUNT VALUE OR A MINIMUM RETURN FOR ANY INVESTMENT PORTFOLIO. However, if you cancel the Guaranteed Withdrawal Benefit rider after a waiting period of at least 15 years, the Guaranteed Principal Adjustment will increase your Account Value to the Purchase Payments credited within the first 120 days of the date that we issue the contract, reduced proportionately for any withdrawals. (See "Operation of the Guaranteed Withdrawal Benefit - Cancellation and Guaranteed Principal Adjustment" below.)


While the GWB rider is in effect, you may only make subsequent Purchase Payments during the GWB Purchase

Payment Period. (See "Restrictions on Subsequent Purchase Payments" below.)



(See Appendix C for examples illustrating the operation of the GWB.)



OPERATION OF THE GUARANTEED WITHDRAWAL BENEFIT



The following section describes how the Guaranteed Withdrawal Benefit (GWB) operates. When reading the following descriptions of the operation of the GWB (for example, the "Total Guaranteed Withdrawal Amount," "Annual Benefit Payment," and "Withdrawal Enhancement Feature" sections), refer to the GWB Rate Table at the end of this section of the prospectus for the specific rates and other terms applicable to your GWB rider.


TOTAL GUARANTEED WITHDRAWAL AMOUNT. While the Guaranteed Withdrawal Benefit rider is in effect, we guarantee that you will receive a minimum amount over time. We refer to this minimum amount as the TOTAL GUARANTEED WITHDRAWAL AMOUNT. The initial Total Guaranteed Withdrawal Amount is equal to your initial Purchase Payment. We increase the Total Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by each additional Purchase Payment received during the GWB Purchase Payment Period (see "Restriction on Subsequent Purchase Payments" below). If you take a withdrawal that does not exceed the Annual Benefit Payment (see "Annual Benefit Payment" below), then we will not reduce the Total Guaranteed Withdrawal Amount. We refer to this type of withdrawal as a Non-Excess Withdrawal. If, however, you take a withdrawal that results in cumulative withdrawals for the current Contract Year that exceed the Annual Benefit Payment, then we will reduce the Total Guaranteed Withdrawal Amount in the same proportion that the entire withdrawal (including any applicable withdrawal charges) reduced the Account Value. We refer to this type of withdrawal as an Excess Withdrawal. DEPENDING ON THE RELATIVE AMOUNTS OF THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE TOTAL AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals.



REMAINING GUARANTEED WITHDRAWAL AMOUNT. The REMAINING GUARANTEED WITHDRAWAL AMOUNT is the remaining amount you are guaranteed to receive over time. The initial Remaining Guaranteed Withdrawal Amount is equal to the initial Total Guaranteed Withdrawal Amount. We increase the Remaining Guaranteed Withdrawal Amount (up to a maximum of $5,000,000) by additional Purchase Payments received during the GWB Purchase Payment Period (see "Restrictions on Subsequent Purchase Payments" below), and we decrease the Remaining Guaranteed Withdrawal Amount by withdrawals. If you take a Non-Excess Withdrawal, we will decrease the Remaining Guaranteed Withdrawal Amount, dollar-for-dollar, by the amount of the Non-Excess Withdrawal (including any applicable withdrawal charges). If, however, you take an Excess Withdrawal, then we will reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the withdrawal (including any applicable withdrawal charges) reduces the Account Value. DEPENDING ON THE RELATIVE AMOUNTS OF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT AND THE ACCOUNT VALUE, SUCH A PROPORTIONAL REDUCTION MAY RESULT IN A SIGNIFICANT REDUCTION IN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT (PARTICULARLY WHEN THE ACCOUNT VALUE IS LOWER THAN THE REMAINING GUARANTEED WITHDRAWAL AMOUNT), AND COULD HAVE THE EFFECT OF REDUCING OR ELIMINATING THE REMAINING AMOUNT YOU ARE GUARANTEED TO RECEIVE OVER TIME UNDER THE GWB RIDER (SEE "MANAGING YOUR WITHDRAWALS" BELOW). Limiting your cumulative withdrawals during a Contract Year to not more than the Annual Benefit Payment will result in dollar-for-dollar treatment of the withdrawals. The Remaining Guaranteed Withdrawal Amount is also used to calculate an alternate death benefit available under the GWB rider (see "Additional Information" below).



ANNUAL BENEFIT PAYMENT. The initial ANNUAL BENEFIT PAYMENT is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the GWB WITHDRAWAL RATE. If the Total Guaranteed Withdrawal Amount is later recalculated (for example, because of the Automatic Annual Step-Up or Excess Withdrawals), the Annual Benefit Payment is reset equal to the new Total Guaranteed

Withdrawal Amount multiplied by the GWB Withdrawal Rate. (See "Withdrawal Enhancement Feature" below for a feature which may allow you to increase your Annual Benefit Payment during a Contract Year if you are confined to a nursing home.)


You may choose to receive your Annual Benefit Payment through the optional Systematic Withdrawal Program (see "Access To Your Money - Systematic Withdrawal Program"). While the GWB rider is in effect, your withdrawals through the Systematic Withdrawal Program may not exceed your Annual Benefit Payment. There is no charge for the Systematic Withdrawal Program and you may terminate your participation at any time.


IT IS IMPORTANT TO NOTE:


o We will continue to pay the Annual Benefit Payment each year until the Remaining Guaranteed Withdrawal Amount is depleted, even if your Account Value declines to zero. This means if your Account Value is depleted due to a Non-Excess Withdrawal or the deduction of the rider charge, and your Remaining Guaranteed Withdrawal Amount is greater than zero, we will pay you the remaining Annual Benefit Payment, if any, not yet withdrawn during the Contract Year that the Account Value was depleted, and beginning in the following Contract Year, we will continue paying the Annual Benefit Payment to you each year until your Remaining Guaranteed Withdrawal Amount is depleted. This guarantees that you will receive your Purchase Payments even if your Account Value declines to zero due to market performance, so long as you do not take Excess Withdrawals.



o IF YOU HAVE ELECTED THE GWB, YOU SHOULD CAREFULLY CONSIDER WHEN TO BEGIN TAKING WITHDRAWALS. IF YOU BEGIN TAKING WITHDRAWALS TOO SOON, YOU MAY LIMIT THE VALUE OF THE GWB, BECAUSE THE GWB WITHDRAWAL RATE IS DETERMINED BY WHEN YOU TAKE YOUR FIRST WITHDRAWAL (SEE THE GWB RATE TABLE). AS SHOWN IN THE GWB RATE TABLE, WAITING TO TAKE YOUR FIRST WITHDRAWAL WILL RESULT IN A HIGHER GWB WITHDRAWAL RATE. The GWB Withdrawal Rate is used to determine the amount of your Annual Benefit Payment, as described above. Once your GWB Withdrawal Rate has been determined, it will never increase or decrease.



MANAGING YOUR WITHDRAWALS. It is important that you carefully manage your annual withdrawals. To retain the full guarantees of this rider, your annual withdrawals cannot exceed the Annual Benefit Payment each Contract Year. In other words, you should not take Excess Withdrawals. We do not include withdrawal charges for the purpose of calculating whether you have taken an Excess Withdrawal. IF YOU DO TAKE AN EXCESS WITHDRAWAL, WE WILL RECALCULATE THE TOTAL GUARANTEED WITHDRAWAL AMOUNT AND REDUCE THE ANNUAL BENEFIT PAYMENT TO THE NEW TOTAL GUARANTEED WITHDRAWAL AMOUNT MULTIPLIED BY THE GWB WITHDRAWAL RATE.


IN ADDITION, AS NOTED ABOVE, IF YOU TAKE AN EXCESS WITHDRAWAL, WE WILL REDUCE THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IN THE SAME PROPORTION THAT THE WITHDRAWAL REDUCES THE ACCOUNT VALUE. THESE REDUCTIONS IN THE TOTAL GUARANTEED WITHDRAWAL AMOUNT, ANNUAL BENEFIT PAYMENT, AND REMAINING GUARANTEED WITHDRAWAL AMOUNT MAY BE SIGNIFICANT. You are still eligible to receive the remainder of the Remaining Guaranteed Withdrawal Amount so long as the withdrawal that exceeded the Annual Benefit Payment did not cause your Account Value to decline to zero. AN EXCESS WITHDRAWAL THAT REDUCES THE ACCOUNT VALUE TO ZERO WILL TERMINATE THE CONTRACT.


You can always take Non-Excess Withdrawals. However, if you choose to receive only a part of your Annual Benefit Payment in any given Contract Year, your Annual Benefit Payment is not cumulative and your Remaining Guaranteed Withdrawal Amount and Annual Benefit Payment will not increase. For example, if your Annual Benefit Payment is 4% of your Total Guaranteed Withdrawal Amount, you cannot withdraw 2% of the Total Guaranteed Withdrawal Amount in one year and then withdraw 6% of the Total Guaranteed Withdrawal Amount the next year without making an Excess Withdrawal in the second year.



Income taxes and penalties may apply to your withdrawals, and withdrawal charges may apply to withdrawals during the first Contract Year unless you take the necessary steps to elect to take such withdrawals under a Systematic Withdrawal Program. Withdrawal charges will also apply to withdrawals of Purchase Payments that exceed the free withdrawal amount. (See
"Expenses-Withdrawal Charge.")



REQUIRED MINIMUM DISTRIBUTIONS. For IRAs and other contracts subject to Section 401(a)(9) of the Internal

Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2. If your contract is an IRA or other contract subject to Section 401(a)(9) of the Internal Revenue Code, and the required distributions are larger than the Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate, we will increase your Annual Benefit Payment to the required minimum distribution amount for the previous calendar year or for this calendar year (whichever is greater).



If:


(1) you are enrolled in the Automated Required Minimum Distribution Program, or in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program;


(2)  you do not take additional withdrawals outside of these two programs;
     and


(3) your remaining Annual Benefit Payment for the Contract Year is equal to zero;


we will increase your Annual Benefit Payment by the amount of the withdrawals that remain to be taken in that Contract Year under the program or programs in which you are enrolled. This will prevent the withdrawal from exceeding the Annual Benefit Payment.



See "Use of Automated Required Minimum Distribution Program and Systematic Withdrawal Program With GWB" below for more information on the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program.


AUTOMATIC ANNUAL STEP-UP. On each contract anniversary prior to the Owner's 86th birthday, an Automatic Annual Step-Up will occur, provided that the Account Value exceeds the Total Guaranteed Withdrawal Amount immediately before the step-up (and provided that you have not chosen to decline the step-up as described below).


The Automatic Annual Step-Up:


o resets the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount to the Account Value on the date of the step-up, up to a maximum of $5,000,000, regardless of whether or not you have taken any withdrawals;


o resets the Annual Benefit Payment equal to the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount after the step-up; and


o  may reset the GWB rider charge to a rate that does not exceed the lower of:
   (a) the GWB Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up.


In the event that the charge applicable to contract purchases at the time of the step-up is higher than your current GWB rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Annual Step-Up. If you choose to decline the Automatic Annual Step-Up, you must notify us in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center no less than seven calendar days prior to the applicable contract anniversary). Once you notify us of your decision to decline the Automatic Annual Step-Up, you will no longer be eligible for future Automatic Annual Step-Ups until you notify us in writing to our Annuity Service Center that you wish to reinstate the step-ups. This reinstatement will take effect at the next contract anniversary after we receive your request for reinstatement. Please note that the Automatic Annual Step-Up may be of limited benefit if you intend to make Purchase Payments that would cause your Account Value to approach $5,000,000, because the Total Guaranteed Withdrawal Amount and Remaining Guaranteed Withdrawal Amount cannot exceed $5,000,000.


WITHDRAWAL ENHANCEMENT FEATURE. The Withdrawal Enhancement Feature may allow you to increase your Annual Benefit Payment for a Contract Year if you are confined to a nursing home. Beginning in the fourth Contract Year, you may request that your GWB Withdrawal Rate be multiplied by the Withdrawal Enhancement Rate once each Contract Year, if:



(1)    you are confined to a nursing home for at least 90 consecutive days;



(2) your request is received by the contract anniversary immediately prior to the oldest Owner's 81st birthday;


(3) you have not taken withdrawals in that Contract Year in excess of the Annual Benefit Payment at the time the request is approved;


(4) the request and proof satisfactory to us of confinement are received by us at our Annuity Service Office while you are confined;

(5) your Account Value is greater than zero at the time the request is approved; and



(6)  the GWB rider has not been terminated.



In the case of Joint Owners, the Withdrawal Enhancement Feature applies to either Joint Owner. If the Owner is not a natural person, the Withdrawal Enhancement Feature applies to the Annuitant.


If you meet the requirements, your Annual Benefit Payment for that Contract Year is recalculated to the greater of:


(a) the GWB Withdrawal Rate multiplied by the Withdrawal Enhancement Rate, and then multiplied by the Total Guaranteed Withdrawal Amount; or;


(b)  your Annual Benefit Payment before the acceptance of your request.


Your remaining Annual Benefit Payment in that year is the new Annual Benefit Payment less any withdrawals already taken in that Contract Year.



The Withdrawal Enhancement Feature may allow you to receive a larger Annual Benefit Payment for a Contract Year without taking an Excess Withdrawal (see "Managing Your Withdrawals" above). The Withdrawal Enhancement Feature does not
                                                                            ---
increase the Total Guaranteed Withdrawal Amount (the minimum total amount you are guaranteed to receive over time under the GWB rider) or the Remaining Guaranteed Withdrawal Amount (the remaining amount you are guaranteed to receive over time under the GWB rider).



At the end of the Contract Year, your GWB Withdrawal Rate will be reset to what it was prior to the acceptance of your request. In subsequent Contract Years, you may request that your GWB Withdrawal Rate be increased by the Withdrawal Enhancement Rate if you meet the conditions above.



The Withdrawal Enhancement Feature is only available if the oldest Owner is age 75 or younger at the contract issue date.


CANCELLATION AND GUARANTEED PRINCIPAL ADJUSTMENT. You may elect to cancel the GWB rider on the contract anniversary every five Contract Years for the first 15 Contract Years and annually thereafter. We must receive your cancellation request within 30 days following the applicable contract anniversary in accordance with our Administrative Procedures (currently we require you to submit your request in writing to our Annuity Service Center). The cancellation will take effect upon our receipt of your request. If cancelled, the GWB rider will terminate, we will no longer deduct the GWB rider charge, and the investment allocation restrictions and subsequent Purchase Payment restrictions described in "Purchase - Investment Allocation Restrictions for Certain Riders
- Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider" will no longer apply. The variable annuity contract, however, will continue.



If you cancel the GWB rider on the 15th contract anniversary or any contract anniversary thereafter, we will add a Guaranteed Principal Adjustment to your Account Value. The Guaranteed Principal Adjustment is intended to restore your initial investment in the contract in the case of poor investment performance. The Guaranteed Principal Adjustment is equal to (a) - (b) where:


(a) is Purchase Payments credited within 120 days of the date that we issued the contract, reduced proportionately by the percentage reduction in Account Value attributable to any partial withdrawals taken (including any applicable withdrawal charges) and


(b)  is the Account Value on the date of cancellation.


The Guaranteed Principal Adjustment will be added to each applicable Investment Portfolio in the ratio the portion of the Account Value in such Investment Portfolio bears to the total Account Value in all Investment Portfolios. The Guaranteed Principal Adjustment will never be less than zero.



IT IS IMPORTANT TO NOTE THAT ONLY PURCHASE PAYMENTS MADE DURING THE FIRST 120 DAYS THAT YOU HOLD THE CONTRACT ARE TAKEN INTO CONSIDERATION IN DETERMINING THE GUARANTEED PRINCIPAL ADJUSTMENT. CONTRACT OWNERS WHO ANTICIPATE MAKING PURCHASE PAYMENTS AFTER 120 DAYS (IF PERMITTED UNDER THE GWB RIDER; SEE "RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS" BELOW) SHOULD UNDERSTAND THAT SUCH PAYMENTS WILL NOT INCREASE THE GUARANTEED PRINCIPAL ADJUSTMENT. HOWEVER, BECAUSE PURCHASE PAYMENTS MADE AFTER 120 DAYS WILL INCREASE YOUR ACCOUNT VALUE, SUCH PURCHASE PAYMENTS MAY HAVE A SIGNIFICANT IMPACT ON WHETHER OR NOT A GUARANTEED PRINCIPAL ADJUSTMENT IS DUE. THEREFORE, THE GWB MAY NOT BE APPROPRIATE FOR YOU IF YOU INTEND TO MAKE ADDITIONAL PURCHASE PAYMENTS AFTER THE 120-DAY PERIOD AND ARE PURCHASING THE GWB FOR ITS GUARANTEED PRINCIPAL ADJUSTMENT FEATURE.

INVESTMENT ALLOCATION RESTRICTIONS. For a detailed description of the GWB investment allocation restrictions, see "Purchase - Investment Allocation Restrictions for Certain Riders - Investment Allocation and Other Purchase Payment Restrictions for the GWB v1 Rider."



RESTRICTIONS ON SUBSEQUENT PURCHASE PAYMENTS. While the GWB rider is in effect, you are limited to making Purchase Payments within the GWB Purchase Payment Period (see the GWB Rate Table). If the GWB rider is cancelled (see "Cancellation and Guaranteed Principal Adjustment" above) or terminated (see "Termination of the GWB Rider" below), this restriction on subsequent Purchase Payments no longer applies.


WITHDRAWAL CHARGE. We will apply a withdrawal charge to withdrawals from Purchase Payments as described in "Expenses - Withdrawal Charge" (also see "Expenses - Withdrawal Charge - Free Withdrawal Amount" and "Access to Your Money - Systematic Withdrawal Program").


TAXES. Withdrawals of taxable amounts will be subject to ordinary income tax and, if made prior to age 59 1/2, a 10% federal tax penalty may apply.


TAX TREATMENT. THE TAX TREATMENT OF WITHDRAWALS UNDER THE GWB RIDER IS UNCERTAIN. IT IS CONCEIVABLE THAT THE AMOUNT OF POTENTIAL GAIN COULD BE DETERMINED BASED ON THE REMAINING GUARANTEED WITHDRAWAL AMOUNT UNDER THE GWB RIDER AT THE TIME OF THE WITHDRAWAL, IF THE REMAINING GUARANTEED WITHDRAWAL AMOUNT IS GREATER THAN THE ACCOUNT VALUE (PRIOR TO WITHDRAWAL CHARGES, IF APPLICABLE). THIS COULD RESULT IN A GREATER AMOUNT OF TAXABLE INCOME REPORTED UNDER A WITHDRAWAL AND CONCEIVABLY A LIMITED ABILITY TO RECOVER ANY REMAINING BASIS IF THERE IS A LOSS ON SURRENDER OF THE CONTRACT. CONSULT YOUR TAX ADVISER PRIOR TO PURCHASE.


GWB AND DECEDENT CONTRACTS. If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any annuity contract or IRA (or any other tax-qualified arrangement) of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may purchase the GWB rider.


If you are purchasing this contract with a nontaxable transfer of the death benefit proceeds of any Non-Qualified annuity contract of which you were the Beneficiary and you are "stretching" the distributions under the IRS required distribution rules, you may not purchase the GWB rider.


TERMINATION OF THE GWB RIDER. The GWB rider will terminate upon the earliest of:


(1) the date of a full withdrawal of the Account Value (you are still eligible to receive the Remaining Guaranteed Withdrawal Amount, provided the withdrawal did not exceed the Annual Benefit Payment and the provisions and conditions of the rider have been met) (a pro rata portion of the rider charge will be assessed);


(2) the date all of the Account Value is applied to an Annuity Option (a pro rata portion of the rider charge will be assessed);


(3) the date there are insufficient funds to deduct the GWB rider charge from the Account Value and your contract is thereby terminated (whatever Account Value is available will be applied to pay the rider charge and you are still eligible to receive the Remaining Guaranteed Withdrawal Amount, provided the provisions and conditions of the rider have been met; however, you will have no other benefits under the contract);


(4) the death of the Owner or Joint Owner (or the Annuitant if the Owner is a non-natural person), except where the primary Beneficiary is the spouse, the spouse is age 80 or younger, and the spouse elects to continue the contract under the spousal continuation provisions of the contract;


(5) a change of the Owner or Joint Owner for any reason, subject to our administrative procedures (a pro rata portion of the rider charge will be assessed);


(6)  the effective date of the cancellation of the rider;


(7) the termination of the contract to which the rider is attached, other than due to death (a pro rata portion of the rider charge will be assessed); or


(8) the date you assign your contract (a pro rata portion of the rider charge will be assessed).



Under our current administrative procedures, we will waive the termination of the GWB rider if you assign a portion of the contract under the following limited circumstances: if the assignment is solely for your benefit on account of your direct transfer of Account Value under Section 1035 of the Internal Revenue Code to fund premiums for a long term care insurance policy or Purchase Payments for an annuity contract issued by an insurance company which is not our affiliate and which is licensed to conduct business in any state. All such direct transfers are subject to any applicable withdrawal charges.


Once the rider is terminated, the GWB rider charge will no longer be deducted, the GWB investment allocation restrictions will no longer apply, and the GWB restrictions on subsequent Purchase Payments will no longer apply.



ADDITIONAL INFORMATION. The GWB rider may affect the death benefit available under your contract. If the Owner or Joint Owner should die while the GWB rider is in effect, the Beneficiary may elect to receive the Remaining Guaranteed Withdrawal Amount as a death benefit, in which case we will pay the Remaining Guaranteed Withdrawal Amount on a monthly basis (or any mutually agreed upon frequency, but no less frequently than annually) until the Remaining Guaranteed Withdrawal Amount is exhausted. The Beneficiary's withdrawal rights then come to an end. Currently, there is no minimum dollar amount for the payments; however, we reserve the right to accelerate any payment, in a lump sum, that is less than $500 (see below). This death benefit will be paid instead of the applicable contractual death benefit. Otherwise, the provisions of that contractual death benefit will determine the amount of the death benefit. Except as may be required by the Internal Revenue Code, an annual payment will not exceed the Annual Benefit Payment. If your Beneficiary dies while such payments are made, we will continue making the payments to the Beneficiary's estate unless we have agreed to another payee in writing. If the contract is a Non-Qualified Contract, any death benefit must be paid out over a time period and in a manner that satisfies Section 72(s) of the Internal Revenue Code. If the Owner (or the Annuitant, if the Owner is not a natural person) dies prior to the "annuity starting date" (as defined under the Internal Revenue Code and regulations thereunder), the period over which the Remaining Guaranteed Withdrawal Amount is paid as a death benefit cannot exceed the remaining life expectancy of the payee under the appropriate IRS tables. For purposes of the preceding sentence, if the payee is a non-natural person, the Remaining Guaranteed Withdrawal Amount must be paid out within 5 years from the date of death. Payments under this death benefit must begin within 12 months following the date of death.


We reserve the right to accelerate any payment, in a lump sum, that is less than $500 or to comply with requirements under the Internal Revenue Code (including minimum distribution requirements for IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code and Non-Qualified Contracts subject to Section 72(s)). If you terminate the GWB rider because (1) you make a total withdrawal of your Account Value; (2) your Account Value is insufficient to pay the GWB rider charge; or (3) the contract Owner dies, except where the Beneficiary or Joint Owner is the spouse of the Owner and the spouse elects to continue the contract, you may not make additional Purchase Payments under the contract.



GUARANTEED WITHDRAWAL BENEFIT AND ANNUITIZATION. Since the Annuity Date at the time you purchase the contract is the later of age 90 of the Annuitant or 10 years from contract issue, you must make an election if you would like to extend your Annuity Date to the latest date permitted (subject to restrictions that may apply in your state, restrictions imposed by your selling firm, and our current established administrative procedures). If you elect to extend your Annuity Date to the latest date permitted, and that date is reached, your contract must be annuitized (see "Annuity Payments (The Income Phase)"), or you must make a complete withdrawal of your Account Value.


If you annuitize at the latest date permitted, you must elect one of the following options:



1)   Annuitize the Account Value under the contract's annuity provisions.


2) Elect to receive the Annual Benefit Payment under the GWB rider paid each year until the RGWA is depleted. These payments will be equal in amount, except for the last payment that will be in an amount necessary to reduce the RGWA to zero.



If you do not select an Annuity Option or elect to receive payments under the GWB rider, we will annuitize your contract under the Life Annuity with 10 Years of Annuity Payments Guaranteed Annuity Option. However, if we do, we will adjust your Annuity Payment or the Annuity Option, if necessary, so your aggregate Annuity Payments will not be less than what you would have received under the GWB rider.

USE OF AUTOMATED REQUIRED MINIMUM DISTRIBUTION PROGRAM AND SYSTEMATIC WITHDRAWAL PROGRAM WITH GWB


For IRAs and other contracts subject to Section 401(a)(9) of the Internal Revenue Code, you may be required to take withdrawals to fulfill minimum distribution requirements generally beginning at age 70 1/2.


Used with the GWB rider, our Automated Required Minimum Distribution Program can help you fulfill minimum distribution requirements with respect to your contract without reducing the Total Guaranteed Withdrawal Amount (TGWA) and Remaining Guaranteed Withdrawal Amount (RGWA) on a proportionate basis. (Reducing the TGWA and RGWA on a proportionate basis could have the effect of reducing or eliminating the guarantees of the GWB rider.) The Automated Required Minimum Distribution Program calculates minimum distribution requirements with respect to your contract and makes payments to you on a monthly, quarterly, semi-annual, or annual basis.



Alternatively, you may choose to enroll in both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program (see "Access to Your Money - Systematic Withdrawal Program"). In order to avoid taking withdrawals that could reduce the TGWA and RGWA on a proportionate basis, withdrawals under the Systematic Withdrawal Program should not exceed the GWB Withdrawal Rate each Contract Year. Any amounts above the GWB Withdrawal Rate that need to be withdrawn to fulfill minimum distribution requirements can be paid out at the end of the calendar year by the Automated Required Minimum Distribution Program. For example, if you elect the GWB, enroll in the Systematic Withdrawal Program, and elect to receive monthly payments equal to the GWB Withdrawal Rate multiplied by the TGWA, you should also enroll in the Automated Required Minimum Distribution Program and elect to receive your Automated Required Minimum Distribution Program payment on an annual basis, after the Systematic Withdrawal Program monthly payment in December.



If you enroll in either the Automated Required Minimum Distribution Program or both the Automated Required Minimum Distribution Program and the Systematic Withdrawal Program, you should not make additional withdrawals outside the programs. Additional withdrawals may result in the TGWA, RGWA, and Annual Benefit Payment being reduced.


To enroll in the Automated Required Minimum Distribution Program and/or the Systematic Withdrawal Program, please contact our Annuity Service Center.


GWB RATE TABLE



The GWB Rate Table lists the following for the GWB:



o  the GWB Withdrawal Rate: if you take withdrawals that do not exceed the GWB
       -------------------
   Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount, those withdrawals will not reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment. (Taking withdrawals that do exceed the GWB Withdrawal Rate multiplied by the Total Guaranteed Withdrawal Amount will reduce the Total Guaranteed Withdrawal Amount and Annual Benefit Payment, and may have a significant negative impact on the value of the benefits available under the GWB - see "Operation of the Guaranteed Withdrawal Benefit-Managing Your Withdrawals.") For IRAs and other Qualified Contracts, also see "Operation of the Guaranteed Withdrawal Benefit-Required Minimum Distributions.";


o  the GWB Purchase Payment Period, which is the period of time following the
       ---------------------------
   contract issue date during which you may make subsequent Purchase Payments (see "Operation of the Guaranteed Withdrawal Benefit - Restrictions on Subsequent Purchase Payments"); and


o  the Withdrawal Enhancement Rate, which is the percentage by which the GWB
       ---------------------------
   Withdrawal Rate will be increased if you request and meet the requirements of the Withdrawal Enhancement Feature under the GWB rider (see "Operation of the Guaranteed Withdrawal Benefit-Withdrawal Enhancement Feature").



DIFFERENT VERSIONS OF THE GWB. From time to time, we may introduce new versions of the GWB. If we introduce a new version of the rider, we generally will do so by updating the GWB Rate Table to show the new version, together with any prior versions, the dates each rider version was offered, and the specific rates and other terms applicable to each version. Changes to the GWB Rate Table after the date of this prospectus, reflecting a new version of the rider, will be made in a supplement to the prospectus.

GWB RATE TABLE




                                                                       GWB
                  DATE        DATE                 GWB               PURCHASE  WITHDRAWAL
     GWB         FIRST        LAST             WITHDRAWAL            PAYMENT   ENHANCEMENT
    RIDER      AVAILABLE   AVAILABLE              RATE                PERIOD      RATE
                                            if first
                                           withdrawal
                                        taken before 5th  5.0%
                                            contract
                                          anniversary
                                            if first
                                           withdrawal
                                                                    120 days
                                       taken on or after
                                                                      from
                                          5th contract
   GWB v1/1/   04/29/13        -                          6.0%      contract      150%
                                        anniversary but
                                                                      issue
                                          before 10th
                                                                      date
                                            contract
                                          anniversary
                                            if first
                                           withdrawal
                                       taken on or after  7.0%
                                         10th contract
                                          anniversary


--------


(1) The GWB v1 rider is currently available for purchase in all states except California, Connecticut, Delaware, Florida, Illinois, Maryland, Minnesota, Mississippi, Montana, New Hampshire, New Jersey, Oregon, Pennsylvania, Rhode Island, South Dakota, Texas, Vermont, and West Virginia.

8. PERFORMANCE


We periodically advertise subaccount performance relating to the Investment Portfolios. We will calculate performance by determining the percentage change in the value of an Accumulation Unit by dividing the increase (decrease) for that unit by the value of the Accumulation Unit at the beginning of the period. This performance number reflects the deduction of the Separate Account product charges (including certain death benefit rider charges) and the Investment Portfolio expenses. It does not reflect the deduction of any applicable account fee, withdrawal charge, or applicable optional rider charges. The deduction of these charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), account fee, withdrawal charges, applicable optional rider charges, and the Investment Portfolio expenses.


For periods starting prior to the date the contract was first offered, the performance will be based on the historical performance of the corresponding Investment Portfolios for the periods commencing from the date on which the particular Investment Portfolio was made available through the Separate Account.


In addition, the performance for the Investment Portfolios may be shown for the period commencing from the inception date of the Investment Portfolios. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials performance information for funds or investment accounts related to the Investment Portfolios and/or their investment advisers or subadvisers. Such related performance information also may reflect the deduction of certain contract charges. We may also include in our advertising and sales materials tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.


We may advertise the living benefit and death benefit riders using illustrations showing how the benefit works with historical performance of specific Investment Portfolios or with a hypothetical rate of return (which rate will not exceed 12%) or a combination of historical and hypothetical returns. These illustrations will reflect the deduction of all applicable charges including the portfolio expenses of the underlying Investment Portfolios.


You should know that for any performance we illustrate, future performance will vary and results shown are not necessarily representative of future results.




9. DEATH BENEFIT

UPON YOUR DEATH


If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary (or Beneficiaries). The Principal Protection is the standard death benefit for your contract. At the time you purchase the contract, depending on availability in your state, you can select the optional Annual Step-Up Death Benefit rider. You can also select the Additional Death Benefit - Earnings Preservation Benefit, either individually or with the Annual Step-Up Death Benefit rider. If you are age 79 or younger at the effective date of your contract, you may select the Annual Step-Up Death Benefit rider or the Earnings Preservation Benefit.



The death benefits are described below.



The death benefit is determined as of the end of the Business Day on which we receive both due proof of death and an election for the payment method. Where there are multiple Beneficiaries, the death benefit will only be determined as of the time the first Beneficiary submits the necessary documentation in Good Order. If the death benefit payable is an amount that exceeds the Account Value on the day it is determined, we will apply to the contract an amount equal to the difference between the death benefit payable and the Account Value, in accordance with the current allocation of the Account Value. This death benefit amount remains in the Investment Portfolios until each of the other Beneficiaries submits the necessary documentation in Good Order to claim his/her death benefit. (See "General Death Benefit Provisions" below.) Any death benefit amounts held in the Investment Portfolios on behalf of the remaining Beneficiaries are subject to investment risk. There is no additional death benefit guarantee.


If you have a Joint Owner, the death benefit will be paid when the first Owner dies. Upon the death of either Owner, the surviving Joint Owner will be the primary Beneficiary.

Any other Beneficiary designation will be treated as a contingent Beneficiary, unless instructed otherwise.


If a non-natural person owns the contract, the Annuitant will be deemed to be the Owner in determining the death benefit. If there are Joint Owners, the age of the older Owner will be used to determine the death benefit amount.


If we are presented with notification of your death before any requested transaction is completed (including transactions under a dollar cost averaging program, the Automatic Rebalancing Program, the Systematic Withdrawal Program, or the Automated Required Minimum Distribution Program), we will cancel the request. As described above, the death benefit will be determined when we receive both due proof of death and an election for the payment method.


STANDARD DEATH BENEFIT - PRINCIPAL PROTECTION


The death benefit will be the greater of:


(1)  the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge).


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount will be determined as defined above; however, subsection (2) will be changed to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of the change of Owner, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit amount will be determined in accordance with (1) or (2) above.



(See Appendix D for examples of the Principal Protection death benefit rider.)



OPTIONAL DEATH BENEFIT - ANNUAL STEP-UP


You may select the Annual Step-Up death benefit rider if you are age 79 or younger at the effective date of your contract. If you select the Annual Step-Up death benefit rider, the death benefit will be the greatest of:


(1)  the Account Value; or


(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge); or


(3)  the highest anniversary value, as defined below.


On the date we issue your contract, the highest anniversary value is equal to your initial Purchase Payment. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to your 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit is equal to the greatest of (1), (2) or (3); however, for purposes of calculating (2) and (3) above:


o Subsection (2) is changed to provide: "The Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner, and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal (including any applicable withdrawal charge) made after such date."


o For subsection (3), the highest anniversary value will be recalculated to equal your Account Value as of the effective date of the change of Owner. Thereafter, the highest anniversary value (as recalculated) will be increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge). On each contract anniversary prior to the Owner's 81st birthday, the highest anniversary value will be recalculated and set equal to the greater of the highest anniversary value before the recalculation or the Account Value on the date of the recalculation.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the death benefit is equal to the greatest of (1), (2) or
(3).



(See Appendix D for examples of the Annual Step-Up death benefit rider.)



ADDITIONAL DEATH BENEFIT - EARNINGS PRESERVATION BENEFIT


You may select the Additional Death Benefit - Earnings Preservation Benefit if you are age 79 or younger at the effective date of your contract. The Earnings Preservation Benefit pays an additional death benefit that is intended to help pay part of the income taxes due at the time of death of the Owner or Joint Owner. In certain situations, this benefit may not be available for qualified plans (check with your registered representative for details).


Before the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a) is the death benefit under your contract; and


(b) is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against Purchase Payments not withdrawn.


On or after the contract anniversary immediately prior to your 81st birthday, the additional death benefit is equal to the "benefit percentage" (determined in accordance with the table below) times the result of (a) - (b), where:


(a) is the death benefit on the contract anniversary immediately prior to your 81st birthday, increased by subsequent Purchase Payments and reduced proportionately by the percentage reduction in Account Value attributable to each subsequent partial withdrawal (including any applicable withdrawal charge); and


(b) is total Purchase Payments not withdrawn. For purposes of calculating this value, partial withdrawals are first applied against earnings in the contract, and then against Purchase Payments not withdrawn.



                           Benefit
   Issue Age             Percentage
-----------------------------------
   Ages 69 or younger    40%
   Ages 70-79            25%
   Ages 80 and above      0%

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the additional death benefit is as defined above; however, for the purposes of calculating subsection (b) above "total Purchase Payments not withdrawn" will be reset to equal the Account Value as of the effective date of the Owner change, and Purchase Payments received and partial withdrawals taken prior to the change of Owner will not be taken into account.


In the event that a Beneficiary who is the spouse of the Owner elects to continue the contract in his or her name after the Owner dies, the additional death benefit will be determined and payable upon receipt of due proof of death of the first spousal Beneficiary. Alternatively, the spousal Beneficiary may elect to have the additional death benefit determined and added to the Account Value upon the election, in which case the additional death benefit rider will terminate (and the corresponding death benefit rider charge will also terminate).


GENERAL DEATH BENEFIT PROVISIONS


The death benefit amount remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will continue to be subject to investment risk. This risk is borne by the Beneficiary.


Please check with your registered representative regarding the availability of the following in your state.


If the Beneficiary under a Qualified Contract is the Annuitant's spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 70 1/2 (which may be more or less than five years after the Annuitant's death).


A Beneficiary must elect the death benefit to be paid under one of the payment options (unless the Owner has previously made the election). The entire death benefit must be paid within five years of the date of death unless the Beneficiary elects to have the death benefit payable under an Annuity Option. The death benefit payable under an Annuity Option must be paid over the Beneficiary's lifetime or for a period not extending beyond the Beneficiary's life expectancy. For Non-Qualified Contracts, payment must begin within one year of the date of death. For Qualified Contracts, payment must begin no later than the end of the calendar year immediately following the year of death.



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We may also offer a payment option, for both Non-Qualified Contracts and certain Qualified Contracts, under which your Beneficiary may receive payments, over a period not extending beyond his or her life expectancy, under a method of distribution similar to the distribution of required minimum distributions from Individual Retirement Accounts. If this option is elected, we will issue a new contract to your Beneficiary in order to facilitate the distribution of payments. Your Beneficiary may choose any optional death benefit available under the new contract. Upon the death of your Beneficiary, the death benefit would be required to be distributed to your Beneficiary's Beneficiary at least as rapidly as under the method of distribution in effect at the time of your Beneficiary's death. (See "Federal Income Tax Status.") To the extent permitted under the tax law, and in accordance with our procedures, your designated Beneficiary is permitted under our procedures to make additional Purchase Payments consisting of monies which are direct transfers (as permitted under tax law) from other Qualified Contracts or Non-Qualified Contracts, depending on which type of contract you own, held in the name of the decedent. Any such additional Purchase Payments would be subject to applicable withdrawal charges. Your Beneficiary is also permitted to choose some of the optional benefits available under the contract, but certain contract provisions or programs may not be available.


If a lump sum payment is elected and all the necessary requirements are met, the payment will be made within 7 days. Payment to the Beneficiary under an Annuity Option may only be elected during the 60 day period beginning with the date we receive due proof of death.


If the Owner or a Joint Owner, who is not the Annuitant, dies during the Income Phase, any remaining payments under the Annuity Option elected will continue at least as rapidly as under the method of distribution in effect at the time of the Owner's death. Upon the death of the Owner or a Joint Owner during the Income Phase, the Beneficiary becomes the Owner.


SPOUSAL CONTINUATION


If the primary Beneficiary is the spouse of the Owner, upon the Owner's death, the Beneficiary may elect to continue the contract in his or her own name. Upon such election, the Account Value will be adjusted upward (but not downward) to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Investment Portfolio and/or the Fixed Account in the ratio that the Account Value in the Investment Portfolio and/or the Fixed Account bears to the total Account Value. The terms and conditions of the contract that applied prior to the Owner's death will continue to apply, with certain exceptions described in the contract.


For purposes of the death benefit on the continued contract, the death benefit is calculated in the same manner as it was prior to continuation except that all values used to calculate the death benefit, which may include a highest anniversary value (depending on whether you elected an optional death benefit), are reset on the date the spouse continues the contract.


Spousal continuation will not satisfy minimum required distribution rules for Qualified Contracts other than IRAs (see "Federal Income Tax Status").


Under the Internal Revenue Code (the "Code"), spousal continuation and certain distribution options are available only to a person who is defined as a "spouse" under the Federal Defense of Marriage Act or other applicable Federal law. All contract provisions will be interpreted and administered in accordance with the requirements of the Code. Therefore, under current Federal law, a purchaser who has or is contemplating a civil union or same-sex marriage should note that the favorable tax treatment afforded under Federal law would not be available to such same-sex partner or same-sex spouse. Same-sex partners or spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a tax adviser.


DEATH OF THE ANNUITANT


If the Annuitant, not an Owner or Joint Owner, dies during the Accumulation Phase, you automatically become the Annuitant. You can select a new Annuitant if you do not want to be the Annuitant (subject to our then current underwriting standards). However, if the Owner is a non- natural person (for example, a trust), then the death of the primary Annuitant will be treated as the death of the Owner, and a new Annuitant may not be named.


Upon the death of the Annuitant after Annuity Payments begin, the death benefit, if any, will be as provided for in the Annuity Option selected. Death benefits will be paid at



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least as rapidly as under the method of distribution in effect at the
Annuitant's death.


CONTROLLED PAYOUT


You may elect to have the death benefit proceeds paid to your Beneficiary in the form of Annuity Payments for life or over a period of time that does not exceed your Beneficiary's life expectancy. This election must be in writing in a form acceptable to us. You may revoke the election only in writing and only in a form acceptable to us. Upon your death, the Beneficiary cannot revoke or modify your election. The Controlled Payout is only available to Non-Qualified Contracts.




10. FEDERAL INCOME TAX STATUS

The following discussion is general in nature and is not intended as tax advice. Each person concerned should consult a competent tax adviser. No attempt is made to consider any applicable state tax or other tax laws, or to address any state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a contract.


When you invest in an annuity contract, you usually do not pay taxes on your investment gains until you withdraw the money, generally for retirement purposes. If you invest in an annuity contract as part of an individual retirement plan, pension plan or employer-sponsored retirement program, your contract is called a QUALIFIED CONTRACT. The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. You should note that for any Qualified Contract, the tax deferred accrual feature is provided by the tax qualified retirement plan, and as a result there should be reasons other than tax deferral for acquiring the contract within a qualified plan.


If your annuity is independent of any formal retirement or pension plan, it is termed a NON-QUALIFIED CONTRACT.


Under current federal income tax law, the taxable portion of distributions under variable annuity contracts and qualified plans (including IRAs) is not eligible for the reduced tax rate applicable to long-term capital gains and qualifying dividends.


TAXATION OF NON-QUALIFIED CONTRACTS


NON-NATURAL PERSON. If a non-natural person (e.g., a trust) owns a Non-Qualified Contract, the taxpayer generally must include in income any increase in the excess of the Account Value over the investment in the contract (generally, the premiums or other consideration paid for the contract) during the taxable year. There are some exceptions to this rule and a prospective Owner that is not a natural person should discuss these with a tax adviser.


The following discussion generally applies to Non-Qualified Contracts owned by natural persons.


WITHDRAWALS. When a withdrawal from a Non-Qualified Contract occurs, the amount received will be treated as ordinary income subject to tax up to an amount equal to the excess (if any) of the Account Value immediately before the distribution over the Owner's investment in the contract (generally, the premiums or other consideration paid for the contract, reduced by any amount previously distributed from the contract that was not subject to tax) at that time. In the case of a surrender under a Non-Qualified Contract, the amount received generally will be taxable only to the extent it exceeds the Owner's investment in the contract.


It is conceivable that certain benefits or the charges for certain benefits such as the GWB rider or any of the guaranteed death benefits (including, but not limited to, the Earnings Preservation Benefit) could be considered to be taxable each year as deemed distributions from the contract to pay for non-annuity benefits. We currently treat these charges and benefits as an intrinsic part of the annuity contract and do not tax report these as taxable income until distributions are actually made. However, it is possible that this may change in the future if we determine that this is required by the IRS. If so, the charges or benefits could also be subject to a 10% penalty tax if the taxpayer is under age 59 1/2.


The tax treatment of withdrawals under a Guaranteed Withdrawal Benefit is also uncertain. It is conceivable that the amount of potential gain could be determined based on the Remaining Guaranteed Withdrawal Amount at the time of the withdrawal, if greater than the Account Value. This could result in a greater amount of taxable income in certain cases. In general, at the present time, we intend to tax report such withdrawals using the gross Account Value rather than the Remaining Guaranteed Withdrawal Amount at the time of the withdrawal to determine gain. However, in cases where the maximum permitted withdrawal in any year under the GWB exceeds the gross Account Value, the portion of the withdrawal treated as taxable gain (not to exceed the amount of the withdrawal) should be measured as the difference between the



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maximum permitted withdrawal amount under the benefit and the remaining after-tax basis immediately preceding the withdrawal. Consult your tax adviser.


We reserve the right to change our tax reporting practices if we determine that they are not in accordance with IRS guidance (whether formal or informal).


ADDITIONAL PENALTY TAX ON CERTAIN WITHDRAWALS. In the case of a distribution (or a deemed distribution) from a Non-Qualified Contract, there may be imposed a federal tax penalty equal to 10% of the amount treated as income. In general, however, there is no penalty on distributions:


o  made on or after the taxpayer reaches age 59 1/2;


o  made on or after the death of an Owner;


o  attributable to the taxpayer's becoming disabled;


o made as part of a series of substantially equal periodic payment (at least annually) for the life (or life expectancy) of the taxpayer or the joint lives (or joint life expectancies) of the taxpayer and his or her designated Beneficiary; or


o under certain immediate income annuities providing for substantially equal payments made at least annually.


Other exceptions may be applicable under certain circumstances and special rules may be applicable in connection with the exceptions enumerated above. Also, additional exceptions apply to distributions from a Qualified Contract. You should consult a tax adviser with regard to exceptions from the penalty tax.


ANNUITY PAYMENTS. Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each Annuity Payment is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of any Annuity Payment is generally determined in a manner that is designed to allow you to recover your investment in the contract ratably on a tax-free basis over the expected stream of Annuity Payments, as determined when Annuity Payments start. Once your investment in the contract has been fully recovered, however, the full amount of each Annuity Payment is subject to tax as ordinary income. In general, the amount of each payment under a variable Annuity Payment option that can be excluded from federal income tax is the remaining after-tax cost in the amount annuitized at the time such payments commence, divided by the number of expected payments, subject to certain adjustments. No deduction is permitted for any excess of such excludable amount for a year over the Annuity Payments actually received in that year. However, you may elect to increase the excludable amount attributable to future years by a ratable portion of such excess. Consult your tax adviser as to how to make such election and also as to how to treat the loss due to any unrecovered investment in the contract when the income stream is terminated. Once the investment in the contract has been recovered through the use of the excludable amount, the entire amount of all future payments are includable in taxable income.


The IRS has not furnished explicit guidance as to how the excludable amount is to be determined each year under variable income annuities that permit transfers between the fixed Annuity Option and variable Investment Portfolios, as well as transfers between Investment Portfolios after the annuity starting date. Consult your tax adviser.



Beginning January 1, 2013, a new 3.8% Medicare contribution tax will be imposed on the "net investment income" of certain individuals whose income exceeds certain threshold amounts (Health Care and Education Reconciliation Act of 2010). For purposes of this tax, net investment income will include income from Non-Qualified Contracts (as well as interest, dividends, and certain other items).


The new 3.8% Medicare tax is imposed on the lesser of:


1.   the taxpayer's "net investment income" (from Non-Qualified
     Contracts, interest, dividends, etc., offset by specified allowable deductions); or


2. the taxpayer's modified adjusted gross income in excess of a specified income threshold ($250,000 for married couples filing jointly, $125,000 for married couples filing separately, and $200,000 otherwise).


"Net investment income" in Item 1 does not include distributions from tax-qualified plans (i.e., arrangements described in sections 401(a), 403(a), 403(b), 408, 408A, or 457(b) of the Internal Revenue Code (the Code)), but such income will increase modified adjusted gross income in Item 2.


The IRS has issued proposed guidance regarding this income surtax. You should consult your tax adviser regarding the applicability of this tax to income you would receive under this annuity contract.




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


Starting in 2011, if your contract allows and you elect to apply less than the entire Account Value of your contract to a pay-out option provided under the contract ("partial annuitization"), an exclusion ratio will apply to the Annuity Payments you receive, provided the payout period is for 10 years or more, or for the life of one or more individuals. Your after-tax Purchase Payments in the contract will be allocated pro rata between the annuitized portion of the contract and the portion that remains deferred. Consult your own independent tax adviser before you partially annuitize your contract.


TAXATION OF DEATH BENEFIT PROCEEDS. Amounts may be distributed from a Non-Qualified Contract because of your death or the death of the Annuitant. Generally, such amounts are includible in the income of the recipient as follows: (i) if distributed in a lump sum, they are taxed in the same manner as a surrender of the contract, or (ii) if distributed under a payout option, they are taxed in the same way as Annuity Payments.


See the Statement of Additional Information as well as "Death Benefit - General Death Benefit Provisions" in this prospectus for a general discussion on the federal income tax rules applicable to how death benefits must be distributed.


TRANSFERS, ASSIGNMENTS OR EXCHANGES OF A CONTRACT. Where otherwise permitted under the terms of the contract, a transfer or assignment of ownership of a Non-Qualified Contract, the designation or change of an Annuitant, the selection of certain maturity dates, or the exchange of a contract may result in certain adverse tax consequences to you that are not discussed herein. An Owner contemplating any such transfer, assignment, exchange or event should consult a tax adviser as to the tax consequences.


WITHHOLDING. Annuity distributions are generally subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions.


MULTIPLE CONTRACTS. The tax law provides that deferred annuities issued after October 21, 1988 by the same insurance company or an affiliate in the same calendar year to the same Owner are combined for tax purposes. As a result, a greater portion of your withdrawals may be considered taxable income than you would otherwise expect. Please consult your own tax adviser.


OWNERSHIP OF THE INVESTMENTS. In certain circumstances, Owners of variable annuity contracts have been considered to be the Owners of the assets of the underlying Separate Account for federal income tax purposes due to their ability to exercise investment control over those assets. When this is the case, the contract Owners have been currently taxed on income and gains attributable to the variable account assets. There is little guidance in this area, and some features of the contract, such as the number of funds available and the flexibility of the contract Owner to allocate premium payments and transfer amounts among the funding options, have not been addressed in public rulings. While we believe that the contract does not give the contract Owner investment control over Separate Account assets, we reserve the right to modify the contract as necessary to prevent a contract Owner from being treated as the Owner of the Separate Account assets supporting the contract.


FURTHER INFORMATION. We believe that the contracts will qualify as annuity contracts for federal income tax purposes and the above discussion is based on that assumption. Further details can be found in the Statement of Additional Information under the heading "Tax Status of the Contracts."


TAXATION OF QUALIFIED CONTRACTS


The tax rules applicable to Qualified Contracts vary according to the type of retirement plan and the terms and conditions of the plan. Your rights under a Qualified Contract may be subject to the terms of the retirement plan itself, regardless of the terms of the Qualified Contract. Adverse tax consequences may result if you do not ensure that contributions, distributions and other transactions with respect to the contract comply with the law.


WITHDRAWALS. In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount received is taxable, generally based on the ratio of the "investment in the contract" to the individual's total account balance or accrued benefit under the retirement plan. The "investment in the contract" generally equals the amount of any non-deductible Purchase Payments paid by or on behalf of any individual. In many cases, the "investment in the contract" under a Qualified Contract can be zero.



INDIVIDUAL RETIREMENT ACCOUNTS (IRAS). IRAs, as defined in section 408 of the Code, permit individuals to make annual contributions of up to the lesser of the applicable dollar amount for the year (for 2013, $5,500 plus, for an Owner age 50 or older, $1,000) or the amount of compensation includible in the individual's gross income




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


for the year. The contributions may be deductible in whole or in part, depending on the individual's income. Distributions from certain retirement plans may be "rolled over" into an IRA on a tax-deferred basis without regard to these limits. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. A 10% penalty tax generally applies to distributions made before age 59 1/2, unless an exception applies. The Internal Revenue Service (IRS) has approved the forms of the IRA and SIMPLE IRA endorsements, when used with the contract and certain of its riders, but your contract may differ from the approved version because of differences in riders or state insurance law requirements. Traditional IRAs/SEPs, SIMPLE IRAs and Roth IRAs may not invest in life insurance. The contract may provide death benefits that could exceed the greater of premiums paid or the account balance. The final required minimum distribution income tax regulations generally treat such benefits as part of the annuity contract and not as life insurance and require the value of such benefits to be included in the participant's interest that is subject to the required minimum distribution rules.



SIMPLE IRA. A SIMPLE IRA permits certain small employers to establish SIMPLE plans as provided by section 408(p) of the Code, under which employees may elect to defer to a SIMPLE IRA a percentage of compensation up to $12,000 for 2013 (plus, for an employee age 50 or older, $2,500). The sponsoring employer is generally required to make matching or non-elective contributions on behalf of employees. Distributions from SIMPLE IRA's are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax, which is increased to 25% if the distribution occurs within the first two years after the commencement of the employee's participation in the plan.


ROTH IRA. A Roth IRA, as described in section 408A of the Code, permits certain eligible individuals to make non-deductible contributions to a Roth IRA in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA is generally subject to tax, and other special rules apply. The Owner may wish to consult a tax adviser before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to any Roth IRA. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if they are distributed during the five taxable years beginning with the year in which the conversion was made.



PENSION PLANS. Corporate pension and profit-sharing plans under Section 401(a) of the Code allow corporate employers to establish various types of retirement plans for employees, and self-employed individuals to establish qualified plans for themselves and their employees. Adverse tax consequences to the retirement plan, the participant or both may result if the contract is transferred to any individual as a means to provide benefit payments, unless the plan complies with all the requirements applicable to such benefits prior to transferring the contract. Subject to certain exceptions, premature distributions prior to age 59 1/2 are subject to a 10% penalty tax. The contract includes optional death benefits that in some cases may exceed the greater of the premium payments or the Account Value.



TAX SHELTERED ANNUITIES. Tax Sheltered Annuities (TSA) that qualify under section 403(b) of the Code allow employees of certain section 501(c)(3) organizations and public schools to exclude from their gross income the premium payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These premium payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988; (2) earnings on those contributions; and (3) earnings on amounts held as of the close of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties.



Income tax regulations issued in July 2007 require certain fundamental changes to these arrangements, including: (a) a requirement that there be a written plan document in addition to the annuity contract (or section 403(b)(7) custodial account), (b) significant restrictions on the ability



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


of participants to direct proceeds between 403(b) annuity contracts and (c) new restrictions on withdrawals of amounts attributable to contributions other than elective deferrals.


The regulations are now in effect, including a prohibition on use of new life insurance under section 403(b) arrangements and rules affecting payroll taxes on certain types of contributions. Please note that, in light of the regulations, this contract is not available for purchase via a "90-24" transfer.



Recent income tax regulations also provide certain new restrictions on withdrawals of amounts from tax sheltered annuities that are not attributable to salary reduction contributions. Under these regulations, a section 403(b) contract is permitted to distribute retirement benefits attributable to pre-tax contributions other than elective deferrals to the participant no earlier than upon the earlier of the participant's severance from employment or upon the prior occurrence of some event such as after a fixed number of years, the attainment of a stated age, or disability. This new withdrawal restriction is applicable for tax sheltered annuity contracts issued on or after January 1, 2009.



Recently enacted legislation allows (but does not require) 403(b) plans that offer designated Roth accounts to permit participants to roll their non-Roth account assets into a designated Roth account under the same plan, provided the non-Roth assets are distributable under the plan and otherwise eligible for rollover.


SECTION 457(B) PLANS. An eligible 457(b) plan, while not actually a qualified plan as that term is normally used, provides for certain eligible deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. Under such plans a participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, which must be a tax-exempt entity under section 501(c) of the Code, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer. In general, all amounts received under a non-governmental section 457(b) plan are taxable and are subject to federal income tax withholding as wages.


SEPARATE ACCOUNT CHARGES FOR DEATH BENEFITS. For contracts purchased under section 401(a) plans or 403(b) plans, certain death benefits could conceivably be characterized as an incidental benefit, the amount of which is limited in any pension or profit-sharing plan. Because the death benefits, in certain cases, may exceed this limitation employers using a contract in connection with such plans should consult their tax adviser. Additionally, it is conceivable that the explicit charges for, or the amount of the mortality and expense charges allocable to, such benefits may be considered taxable distributions.


OTHER TAX ISSUES. Qualified Contracts (including contracts under section 457(b) plans) have required minimum distribution (RMD) rules that govern the timing and amount of distributions. You should refer to your retirement plan, adoption agreement, or consult a tax adviser for more information about these distribution rules. Failure to meet such rules generally results in the imposition of a 50% excise tax on the amount that should have been, but was not, distributed.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of Account Value, as well as all living benefits) must be added to the Account Value in computing the amount required to be distributed over the applicable period.


The final required minimum distribution regulations permit income payments to increase due to "actuarial gain" which includes the investment performance of the underlying assets, as well as changes in actuarial factors and assumptions under certain conditions. Additionally, withdrawals may also be permitted under certain conditions. The new rules are not entirely clear, and you should consult with your own tax adviser to determine whether your variable income annuity will satisfy these rules for your own situation.


For RMDs following the death of the Annuitant of a Qualified Contract, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.



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


Distributions from Qualified Contracts generally are subject to withholding for the Owner's federal income tax liability. The withholding rate varies according to the type of distribution and the Owner's tax status. The Owner will be provided the opportunity to elect not to have tax withheld from distributions.


"Eligible rollover distributions" from section 401(a), 403(a), 403(b) and governmental section 457(b) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is any distribution to an employee (or employee's spouse or former spouse as Beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form or hardship distributions. The 20% withholding does not apply, however, if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457(b) plan that agrees to separately account for rollover contributions. Effective March 28, 2005, certain mandatory distributions made to participants in an amount in excess of $1,000 must be rolled over to an IRA designated by the Plan, unless the participant elects to receive it in cash or roll it over to a different IRA or eligible retirement plan of his or her own choosing. General transitional rules apply as to when plans have to be amended. Special effective date rules apply for governmental plans and church plans.


COMMUTATION FEATURES UNDER ANNUITY PAYMENT OPTIONS. Please be advised that the tax consequences resulting from the election of an Annuity Payment option containing a commutation feature are uncertain and the IRS may determine that the taxable amount of Annuity Payments and withdrawals received for any year could be greater than or less than the taxable amount reported by us. The exercise of the commutation feature also may result in adverse tax consequences including:


o The imposition of a 10% penalty tax on the taxable amount of the commuted value, if the taxpayer has not attained age 59 1/2 at the time the withdrawal is made. This 10% penalty tax is in addition to the ordinary income tax on the taxable amount of the commuted value.


o The retroactive imposition of the 10% penalty tax on Annuity Payments received prior to the taxpayer attaining age 59 1/2.


o The possibility that the exercise of the commutation feature could adversely affect the amount excluded from federal income tax under any Annuity Payments made after such commutation.


A payee should consult with his or her own tax adviser prior to electing to annuitize the contract and prior to exercising any commutation feature under an Annuity Payment option.


FEDERAL ESTATE TAXES. While no attempt is being made to discuss the federal estate tax implications of the contract, you should keep in mind that the value of an annuity contract owned by a decedent and payable to a Beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated Beneficiary or the actuarial value of the payments to be received by the Beneficiary. Consult an estate planning adviser for more information.


GENERATION-SKIPPING TRANSFER TAX. Under certain circumstances, the Code may impose a "generation-skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the contract Owner. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.


ANNUITY PURCHASE PAYMENTS BY NONRESIDENT ALIENS AND FOREIGN CORPORATIONS. The discussion above provides general information regarding U.S. federal income tax consequences to annuity purchasers that are U.S. citizens or residents. Purchasers that are not U.S. citizens or residents will generally be subject to the U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. In addition, purchasers may be subject to state and/or municipal taxes and taxes that may be imposed by the purchaser's country of citizenship or residence. Prospective purchasers are advised to consult with a qualified tax adviser regarding U.S., state, and foreign taxation with respect to an annuity contract purchase.


PUERTO RICO TAX CONSIDERATIONS


The Puerto Rico Internal Revenue Code of 2011 (the "2011 PR Code") taxes distributions from non-qualified annuity contracts differently than in the U.S. Distributions that are not in the form of an annuity (including partial surrenders and period certain payments) are treated under the 2011 PR Code first as a return of investment.



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Therefore, a substantial portion of the amounts distributed generally will be excluded from gross income for Puerto Rico tax purposes until the cumulative amount paid exceeds your tax basis. The amount of income on annuity distributions (payable over your lifetime) is calculated differently under the 2011 PR Code. Since the U.S. source income generated by a Puerto Rico bona fide resident is subject to U.S. income tax and the Internal Revenue Service issued guidance in 2004 which indicated that the income from an annuity contract issued by a U.S. life insurer would be considered U.S. source income, the timing of recognition of income from an annuity contract could vary between the two jurisdictions. Although the 2011 PR Code provides a credit against the Puerto Rico income tax for U.S. income taxes paid, an individual may not get full credit because of the timing differences. You should consult with a personal tax adviser regarding the tax consequences of purchasing an annuity contract and/or any proposed distribution, particularly a partial distribution or election to annuitize.


TAX BENEFITS RELATED TO THE ASSETS OF THE SEPARATE ACCOUNT


We may be entitled to certain tax benefits related to the assets of the Separate Account. These tax benefits, which may include foreign tax credits and corporate dividends received deductions, are not passed back to the Separate Account or to contract Owners because we are the Owner of the assets from which the tax benefits are derived.


POSSIBLE TAX LAW CHANGES


Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the contract could change by legislation or otherwise. We will notify you of any changes to your contract. Consult a tax adviser with respect to legislative developments and their effect on the contract.


We have the right to modify the contract in response to legislative changes that could otherwise diminish the favorable tax treatment that annuity contract Owners currently receive. We make no guarantee regarding the tax status of the contract and do not intend the above discussion as tax advice.




11. OTHER INFORMATION

METLIFE INVESTORS USA


MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York), the District of Columbia and Puerto Rico. Our name was changed to Security First Life Insurance Company on September 27, 1979. We changed our name to MetLife Investors USA Insurance Company on January 8, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc., a listed company on the New York Stock Exchange. On October 11, 2006, MetLife Investors USA became a wholly-owned subsidiary of MetLife Insurance Company of Connecticut. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.


THE SEPARATE ACCOUNT


We have established a SEPARATE ACCOUNT, MetLife Investors USA Separate Account A (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Delaware insurance law on May 29, 1980. We have registered the Separate Account with the Securities and Exchange Commission as a unit investment trust under the Investment Company Act of 1940. The Separate Account is divided into subaccounts.


The Separate Account's assets are solely for the benefit of those who invest in the Separate Account and no one else, including our creditors. The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts issued from this Separate Account without regard to our other business.


We reserve the right to transfer assets of the Separate Account to another account, and to modify the structure or operation of the Separate Account, subject to necessary regulatory approvals. If we do so, we guarantee that the modification will not affect your Account Value.


We are obligated to pay all money we owe under the contracts - such as death benefits and income payments -

even if that amount exceeds the assets in the Separate Account. Any such amount that exceeds the assets in the Separate Account is paid from our general account. Any amount under any optional death benefit or optional Guaranteed Withdrawal Benefit that exceeds the assets in


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


the Separate Account is also paid from our general account. Benefit amounts paid from the general account are subject to our financial strength and claims paying ability and our long term ability to make such payments. We issue other annuity contracts and life insurance policies where we pay all money we owe under those contracts and policies from our general account. MetLife Investors USA is regulated as an insurance company under state law, which generally includes limits on the amount and type of investments in our general account. However, there is no guarantee that we will be able to meet our claims paying obligations; there are risks to purchasing any insurance product.


DISTRIBUTOR


We have entered into a distribution agreement with our affiliate, MetLife Investors Distribution Company (Distributor), 5 Park Plaza, Suite 1900, Irvine, CA 92614, for the distribution of the contracts. Distributor is a member of the Financial Industry Regulatory Authority (FINRA). FINRA provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.


Distributor, and in certain cases, we, have entered into selling agreements with other affiliated and unaffiliated selling firms for the sale of the contracts. We pay compensation to Distributor for sales of the contracts by selling firms. We also pay amounts to Distributor that may be used for its operating and other expenses, including the following sales expenses: compensation and bonuses for the Distributor's management team, advertising expenses, and other expenses of distributing the contracts. Distributor's management team also may be eligible for non-cash compensation items that we may provide jointly with Distributor. Non-cash items include conferences, seminars and trips (including travel, lodging and meals in connection therewith), entertainment, merchandise and other similar items.


All of the Investment Portfolios make payments to Distributor under their distribution plans in consideration of services provided and expenses incurred by Distributor in distributing shares of the Investment Portfolios. (See "Fee Tables and Examples - Investment Portfolio Expenses" and the fund prospectuses.) These payments range from 0.15% to 0.55% of Separate Account assets invested in the particular Investment Portfolio.



We pay American Funds Distributors, Inc., principal underwriter for the American Funds Insurance Series, a percentage of Purchase Payments allocated to the following portfolios for the services it provides in marketing the portfolios' shares in connection with the contract: the American Funds (Reg.
TM) Growth Portfolio, the American Funds (Reg. TM) Moderate Allocation Portfolio, the American Funds (Reg. TM) Balanced Allocation Portfolio, and the American Funds (Reg. TM) Growth Allocation Portfolio.



SELLING FIRMS


As noted above, Distributor, and in certain cases, we, have entered into selling agreements with affiliated and unaffiliated selling firms for the sale of the contracts. Affiliated selling firms include MetLife Securities, Inc. (MetLife Securities); New England Securities Corporation; Tower Square Securities, Inc.; and Walnut Street Securities, Inc. All selling firms receive commissions, and they may also receive some form of non-cash compensation. Certain selected selling firms receive additional compensation (described below under "Additional Compensation for Selected Selling Firms"). These commissions and other incentives or payments are not charged directly to contract Owners or the Separate Account. We intend to recoup commissions and other sales expenses through fees and charges deducted under the contract or from our general account. A portion of the payments made to selling firms may be passed on to their sales representatives in accordance with the selling firms' internal compensation programs. Those programs may also include other types of cash and non-cash compensation and other benefits.


COMPENSATION PAID TO SELLING FIRMS. We and Distributor pay compensation to all affiliated and unaffiliated selling firms in the form of commissions and may also provide certain types of non-cash compensation. The maximum commission payable for contract sales and additional Purchase Payments by selling firms is 6.5% of Purchase Payments. Some selling firms may elect to receive a lower commission when a Purchase Payment is made, along with annual trail commissions beginning in year two up to 1.20% of Account Value (less Purchase Payments received within the previous 12 months) for so long as the contract remains in effect or as agreed in the selling agreement. We also pay commissions when a contract Owner elects to begin receiving regular income payments



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


(referred to as "Annuity Payments"). (See "Annuity Payments - The Income Phase.") Distributor may also provide non-cash compensation items that we may provide jointly with Distributor. Non-cash items include expenses for conference or seminar trips and certain gifts. With respect to the contracts, the compensation paid to affiliated selling firms is generally not expected to exceed, on a present value basis, the aggregate amount of commission that is paid by Distributor to all other selling firms as noted above.


SALES BY OUR AFFILIATES. As previously noted, we and Distributor may offer the contracts through retail selling firms that are affiliates of ours. The amount of compensation the affiliated selling firms pass on to their sales representatives is determined in accordance with their own internal compensation programs. These programs may also include other types of cash compensation, such as bonuses, equity awards (such as stock options), training allowances, supplementary salary, financing arrangements, marketing support, medical and other insurance benefits, retirement benefits, non-qualified deferred compensation plans and other benefits. For sales representatives of certain affiliates, the amount of this additional compensation is based primarily on the amount of proprietary products sold and serviced by the representative. Proprietary products are those issued by us or our affiliates. The managers who supervise these sales representatives may also be entitled to additional cash compensation based on the sale of proprietary products sold by their representatives. Because the additional cash compensation paid to these sales representatives and their managers is primarily based on sales of proprietary products, these sales representatives and their managers have an incentive to favor the sale of proprietary products over other products issued by non-affiliates.


Sales representatives of our affiliate, MetLife Securities, receive cash payments for the products they sell and service based upon a "gross dealer concession" model. The cash payment received by the sales representative is equal to a percentage of the gross dealer concession. For MetLife Securities sales represenatives other than those in its MetLife Resources (MLR) division, the percentage is determined by a formula that takes into consideration the amount of proprietary products that the sales representative sells and services. The percentage could be as high as 100%. (MLR sales representatives receive compensation based on premiums and Purchase Payments applied to all products sold and serviced by the representative.) In addition, MetLife sales representatives may be entitled to the additional compensation described above based on sales of proprietary products. Because sales of proprietary products are a factor determining the percentage of gross dealer concession and/or the amount of additional compensation to which MetLife Securities sales representatives are entitled, the sales representatives have an incentive to favor the sale of the contracts over other similar products issued by non-affiliates. In addition, because the MetLife Securities sales managers' compensation is based upon the sales made by the sales representatives they supervise, the MetLife Securities sales managers also have an incentive to favor the sale of proprietary products.


We may also make certain payments to the business unit responsible for the operation of the distribution systems through which the contracts are sold. These amounts are part of the total compensation paid for the sale of the contracts.


Ask your registered representative for further information about what payments your registered representative and the selling firm for which he or she works may receive in connection with your purchase of a contract.


ADDITIONAL COMPENSATION FOR SELECTED SELLING FIRMS. We and Distributor have entered into distribution arrangements with certain selected selling firms. Under these arrangements we and Distributor may pay additional compensation to selected selling firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. Marketing allowances are periodic payments to certain selling firms, the amount of which depends on cumulative periodic (usually quarterly) sales of our insurance contracts (including the contracts offered by this prospectus) and may also depend on meeting thresholds in the sale of certain of our insurance contracts (other than the contracts offered by this prospectus). They may also include payments we make to cover the cost of marketing or other support services provided for or by registered representatives who may sell our products. Introduction fees are payments to selling firms in connection with the addition of our products to the selling firm's line of investment products, including expenses relating to establishing the data communications systems necessary for the selling firm to offer, sell and administer our products. Persistency payments are periodic payments based on Account Values of our variable insurance contracts

(including Account Values of the contracts) or other persistency standards. Preferred status fees are paid to obtain preferred treatment of the contracts in selling firms' marketing programs, which may include marketing services, participation in marketing meetings, listings in data resources and increased access to their sales representatives. Industry conference fees are amounts paid to cover in part the costs associated with sales conferences and educational seminars for selling firms' sales representatives. We and Distributor have entered into such distribution agreements with our affiliates, Tower Square Securities, Inc. and Walnut Street Securities, Inc., as well as unaffiliated selling firms identified in the Statement of Additional Information. We and Distributor may enter into similar arrangements with other affiliates, such as MetLife Securities and New England Securities Corporation.


The additional types of compensation discussed above are not offered to all selling firms. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The prospect of receiving, or the receipt of, additional compensation as described above may provide selling firms and/or their sales representatives with an incentive to favor sales of the contracts over other variable annuity contracts (or other investments) with respect to which selling firm does not receive additional compensation, or lower levels of additional compensation. You may wish to take such payment arrangements into account when considering and evaluating any recommendation relating to the contracts. For more information about any such additional compensation arrangements, ask your registered representative. (See the Statement of Additional Information - "Distribution" for a list of selling firms that received compensation during 2012, as well as the range of additional compensation paid.)


REQUESTS AND ELECTIONS


We will treat your request for a contract transaction, or your submission of a Purchase Payment, as received by us if we receive a request conforming to our administrative procedures or a payment at our Annuity Service Center before the close of regular trading on the New York Stock Exchange on that day. We will treat your submission of a Purchase Payment as received by us if we receive a payment at our Annuity Service Center (or a designee receives a payment in accordance with the designee's administrative procedures) before the close of regular trading on the New York Stock Exchange on that day. If we receive the request, or if we (or our designee) receive the payment, after the close of trading on the New York Stock Exchange on that day, or if the New York Stock Exchange is not open that day, then the request or payment will be treated as received on the next day when the New York Stock Exchange is open. Our Annuity Service Center is located at P.O. Box 10366, Des Moines, IA 50306-0366. If you send your Purchase Payments or transaction requests to an address other than the one we have designated for receipt of such Purchase Payments or requests, we may return the Purchase Payment to you, or there may be a delay in applying the Purchase Payment or transaction to your contract.


Requests for service may be made:


o  Through your registered representative


o By telephone at (800) 343-8496, between the hours of 7:30AM and 5:30PM Central Time Monday through Thursday and 7:30AM and 5:00PM Central Time on Friday


o  In writing to our Annuity Service Center


o  By fax at (515) 457-4400 or


o  By Internet at www.metlifeinvestors.com


Some of the requests for service that may be made by telephone or Internet include transfers of Account Value (see "Investment Options - Transfers - Transfers By Telephone or Other Means") and changes to the allocation of future Purchase Payments (see "Purchase - Allocation of Purchase Payments"). We may from time to time permit requests for other types of transactions to be made by telephone or Internet. All transaction requests must be in a form satisfactory to us. Contact us for further information. Some selling firms may restrict the ability of their registered representatives to convey transaction requests by telephone or Internet on your behalf.


A request or transaction generally is considered in GOOD ORDER if it complies with our administrative procedures and the required information is complete and accurate. A request or transaction may be rejected or delayed if not in Good Order. If you have any questions, you should contact us or your registered representative before submitting the form or request.


We will use reasonable procedures such as requiring certain identifying information, tape recording the telephone instructions, and providing written confirmation of the transaction, in order to confirm that instructions communicated by telephone, fax, Internet or other means are genuine. Any telephone, fax or Internet instructions reasonably believed by us to be genuine will be your responsibility, including losses arising from any errors in the communication of instructions. As a result of this policy, you will bear the risk of loss. If we do not employ reasonable procedures to confirm that instructions communicated by telephone, fax or Internet are genuine, we may be liable for any losses due to unauthorized or fraudulent transactions. All other requests and elections under your contract must be in writing signed by the proper party, must include any necessary documentation and must be received at our Annuity Service Center to be effective. If acceptable to us, requests or elections relating to Beneficiaries and Ownership will take effect as of the date signed unless we have already acted in reliance on the prior status. We are not responsible for the validity of any written request or action.


Telephone and computer systems may not always be available. Any telephone or computer system, whether it is yours, your service provider's, your agent's, or ours, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience technical difficulties or problems, you should make your transaction request in writing to our Annuity Service Center.


CONFIRMING TRANSACTIONS. We will send out written statements confirming that a transaction was recently completed. Unless you inform us of any errors within 60 days of receipt, we will consider these communications to be accurate and complete.


OWNERSHIP


OWNER. You, as the OWNER of the contract, have all the interest and rights under the contract.


These rights include the right to:


o  change the Beneficiary.


o change the Annuitant before the Annuity Date (subject to our underwriting and administrative rules).


o  assign the contract (subject to limitation).


o  change the payment option.


o exercise all other rights, benefits, options and privileges allowed by the contract or us.


The Owner is as designated at the time the contract is issued, unless changed. Any change of Owner is subject to our underwriting rules in effect at the time of the request.


JOINT OWNER. The contract can be owned by JOINT OWNERS, limited to two natural persons. Upon the death of either Owner, the surviving Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary unless otherwise indicated.


BENEFICIARY. The BENEFICIARY is the person(s) or entity you name to receive any death benefit. The Beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable Beneficiary has been named, you can change the Beneficiary at any time before you die. If Joint Owners are named, unless you tell us otherwise, the surviving Joint Owner will be the primary Beneficiary. Any other Beneficiary designation will be treated as a contingent Beneficiary (unless you tell us otherwise).


ANNUITANT. The ANNUITANT is the natural person(s) on whose life we base Annuity Payments. You can change the Annuitant at any time prior to the Annuity Date, unless an Owner is not a natural person. Any reference to Annuitant includes any joint Annuitant under an Annuity Option. The Owner and the Annuitant do not have to be the same person except as required under certain sections of the Internal Revenue Code.


ASSIGNMENT. You can assign a Non-Qualified Contract at any time during your lifetime. We will not be bound by the assignment until the written notice of the assignment is recorded by us. We will not be liable for any payment or other action we take in accordance with the contract before we record the assignment. AN ASSIGNMENT MAY BE A TAXABLE EVENT.


If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.


LEGAL PROCEEDINGS


In the ordinary course of business, MetLife Investors USA, similar to other life insurance companies, is involved in lawsuits (including class action lawsuits), arbitrations and other legal proceedings. Also, from time to time, state and federal regulators or other officials conduct formal and informal examinations or undertake other actions dealing with various aspects of the financial services and insurance industries. In some legal proceedings involving insurers, substantial damages have been sought and/or material settlement payments have been made.


It is not possible to predict with certainty the ultimate outcome of any pending legal proceeding or regulatory action. However, MetLife Investors USA does not believe any such action or proceeding will have a material adverse effect upon the Separate Account or upon the ability of MetLife Investors Distribution Company to perform its contract with the Separate Account or of MetLife Investors USA to meet its obligations under the contracts.


FINANCIAL STATEMENTS


Our financial statements and the financial statements of the Separate Account have been included in the SAI.


TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION


     Company

     Independent Registered Public Accounting Firm

     Custodian

     Distribution

     Calculation of Performance Information

     Annuity Provisions

     Tax Status of the Contracts

     Financial Statements


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APPENDIX A

PARTICIPATING INVESTMENT PORTFOLIOS

Below are the advisers and subadvisers and investment objectives of each Investment Portfolio available under the contract. The fund prospectuses contain more complete information, including a description of the investment objectives, policies, restrictions and risks. THERE CAN BE NO ASSURANCE THAT THE INVESTMENT OBJECTIVES WILL BE ACHIEVED.


MET INVESTORS SERIES TRUST - GWB PORTFOLIOS (CLASS B)



Met Investors Series Trust is a mutual fund with multiple portfolios. Unless otherwise noted, the following portfolios are managed by MetLife Advisers, LLC, which is an affiliate of MetLife Investors USA. The following Class B portfolios are available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among these Investment Portfolios and the Investment Porfolio listed below under "Metropolitan Series Fund - GWB Portfolio." (See "Purchase -

Investment Allocation Restrictions for Certain Riders.") These Investment Portfolios are also available for investment if you do not elect the GWB v1 rider.



ALLIANCEBERNSTEIN GLOBAL DYNAMIC ALLOCATION PORTFOLIO


SUBADVISER: AllianceBernstein L.P.


INVESTMENT OBJECTIVE: The AllianceBernstein Global Dynamic Allocation Portfolio seeks capital appreciation and current income.


AQR GLOBAL RISK BALANCED PORTFOLIO


SUBADVISER: AQR Capital Management, LLC


INVESTMENT OBJECTIVE: The AQR Global Risk Balanced Portfolio seeks total return.


BLACKROCK GLOBAL TACTICAL STRATEGIES PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock Global Tactical Strategies Portfolio seeks capital appreciation and current income.


INVESCO BALANCED-RISK ALLOCATION PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Balanced-Risk Allocation Portfolio seeks total return.


JPMORGAN GLOBAL ACTIVE ALLOCATION PORTFOLIO


SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Global Active Allocation Portfolio seeks capital appreciation and current income.


METLIFE BALANCED PLUS PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The MetLife Balanced Plus Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


METLIFE MULTI-INDEX TARGETED RISK PORTFOLIO



SUBADVISER: MetLife Investment Management, LLC



INVESTMENT OBJECTIVE: The MetLife Multi-Index Targeted Risk Portfolio seeks a balance between growth of capital and current income, with a greater emphasis on growth of capital.


PYRAMIS (Reg. TM) GOVERNMENT INCOME PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Government Income Portfolio seeks a high level of current income, consistent with preservation of principal.

PYRAMIS (Reg. TM) MANAGED RISK PORTFOLIO


SUBADVISER: Pyramis Global Advisors, LLC


INVESTMENT OBJECTIVE: The Pyramis (Reg. TM) Managed Risk Portfolio seeks total return.



SCHRODERS GLOBAL MULTI-ASSET PORTFOLIO


SUBADVISER: Schroder Investment Management North America Inc.


INVESTMENT OBJECTIVE: The Schroders Global Multi-Asset Portfolio seeks capital appreciation and current income.



METROPOLITAN SERIES FUND - GWB PORTFOLIO (CLASS G)


Metropolitan Series Fund is a mutual fund with multiple portfolios. MetLife Advisers, LLC, an affiliate of MetLife Investors USA, is the investment adviser to the portfolios. The following Class G portfolio is available under the contract. If you elect the GWB v1 rider, you must allocate your Purchase Payments and Account Value among this Investment Portfolio and the Investment Porfolios listed above under "Met Investors Series Trust - GWB Portfolios." (See "Purchase - Investment Allocation Restrictions for Certain Riders.") This Investment Portfolio is also available for investment if you do not elect the GWB v1 rider.


BARCLAYS AGGREGATE BOND INDEX PORTFOLIO


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The Barclays Aggregate Bond Index Portfolio seeks to track the performance of the Barclays U.S. Aggregate Bond Index.


MET INVESTORS SERIES TRUST (CLASS B OR, AS NOTED, CLASS C OR CLASS E)


In addition to the Met Investors Series Trust portfolios listed above, the following Class B or, as noted, Class C or Class E portfolios are available under the contract:



AMERICAN FUNDS (Reg. TM) GROWTH PORTFOLIO (CLASS C)


ADVISERS: MetLife Advisers, LLC and Capital Research and Management Company


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Portfolio seeks to achieve growth of capital.



BLACKROCK HIGH YIELD PORTFOLIO


SUBADVISER: BlackRock Financial Management, Inc.


INVESTMENT OBJECTIVE: The BlackRock High Yield Portfolio seeks to maximize total return, consistent with income generation and prudent investment management.


CLARION GLOBAL REAL ESTATE PORTFOLIO


SUBADVISER: CBRE Clarion Securities LLC


INVESTMENT OBJECTIVE: The Clarion Global Real Estate Portfolio seeks total return through investment in real estate securities, emphasizing both capital appreciation and current income.


CLEARBRIDGE AGGRESSIVE GROWTH PORTFOLIO


SUBADVISER: ClearBridge Investments, LLC


INVESTMENT OBJECTIVE: The ClearBridge Aggressive Growth Portfolio seeks capital appreciation.



GOLDMAN SACHS MID CAP VALUE PORTFOLIO


SUBADVISER: Goldman Sachs Asset Management, L.P.


INVESTMENT OBJECTIVE: The Goldman Sachs Mid Cap Value Portfolio seeks long-term capital appreciation.


HARRIS OAKMARK INTERNATIONAL PORTFOLIO


SUBADVISER: Harris Associates L.P.


INVESTMENT OBJECTIVE: The Harris Oakmark International Portfolio seeks long-term capital appreciation.



INVESCO COMSTOCK PORTFOLIO



SUBADVISER: Invesco Advisers, Inc.



INVESTMENT OBJECTIVE: The Invesco Comstock Portfolio seeks capital growth and income.


INVESCO SMALL CAP GROWTH PORTFOLIO


SUBADVISER: Invesco Advisers, Inc.


INVESTMENT OBJECTIVE: The Invesco Small Cap Growth Portfolio seeks long-term growth of capital.

JANUS FORTY PORTFOLIO


SUBADVISER: Janus Capital Management LLC


INVESTMENT OBJECTIVE: The Janus Forty Portfolio seeks capital appreciation.


JPMORGAN CORE BOND PORTFOLIO


SUBADVISER: J.P. Morgan Investment Management Inc.


INVESTMENT OBJECTIVE: The JPMorgan Core Bond Portfolio seeks to maximize total return.



LOOMIS SAYLES GLOBAL MARKETS PORTFOLIO


SUBADVISER: Loomis, Sayles & Company, L.P.


INVESTMENT OBJECTIVE: The Loomis Sayles Global Markets Portfolio seeks high total investment return through a combination of capital appreciation and income.


LORD ABBETT BOND DEBENTURE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Bond Debenture Portfolio seeks high current income and the opportunity for capital appreciation to produce a high total return.


LORD ABBETT MID CAP VALUE PORTFOLIO


SUBADVISER: Lord, Abbett & Co. LLC


INVESTMENT OBJECTIVE: The Lord Abbett Mid Cap Value Portfolio seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.


MET/EATON VANCE FLOATING RATE PORTFOLIO


SUBADVISER: Eaton Vance Management


INVESTMENT OBJECTIVE: The Met/Eaton Vance Floating Rate Portfolio seeks a high level of current income.


MET/FRANKLIN LOW DURATION TOTAL RETURN PORTFOLIO


SUBADVISER: Franklin Advisers, Inc.



INVESTMENT OBJECTIVE: The Met/Franklin Low Duration Total Return Portfolio seeks a high level of current income, while seeking preservation of shareholders' capital.



MFS (Reg. TM) EMERGING MARKETS EQUITY PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Emerging Markets Equity Portfolio seeks capital appreciation.


MFS (Reg. TM) RESEARCH INTERNATIONAL PORTFOLIO


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Research International Portfolio seeks capital appreciation.


PIMCO INFLATION PROTECTED BOND PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Inflation Protected Bond Portfolio seeks maximum real return, consistent with preservation of capital and prudent investment management.


PIMCO TOTAL RETURN PORTFOLIO


SUBADVISER: Pacific Investment Management Company LLC


INVESTMENT OBJECTIVE: The PIMCO Total Return Portfolio seeks maximum total return, consistent with the preservation of capital and prudent investment management.


PIONEER FUND PORTFOLIO


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Fund Portfolio seeks reasonable income and capital growth.


PIONEER STRATEGIC INCOME PORTFOLIO (CLASS E)


SUBADVISER: Pioneer Investment Management, Inc.


INVESTMENT OBJECTIVE: The Pioneer Strategic Income Portfolio seeks a high level of current income.



T. ROWE PRICE LARGE CAP VALUE PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Value Portfolio seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.


T. ROWE PRICE MID CAP GROWTH PORTFOLIO


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Mid Cap Growth Portfolio seeks long-term growth of capital.

THIRD AVENUE SMALL CAP VALUE PORTFOLIO


SUBADVISER: Third Avenue Management LLC


INVESTMENT OBJECTIVE: The Third Avenue Small Cap Value Portfolio seeks long-term capital appreciation.


METROPOLITAN SERIES FUND


In addition to the Metropolitan Series Fund portfolio listed above, the following portfolios are available under the contract:


BAILLIE GIFFORD INTERNATIONAL STOCK PORTFOLIO (CLASS B)


SUBADVISER: Baillie Gifford Overseas Limited


INVESTMENT OBJECTIVE: The Baillie Gifford International Stock Portfolio seeks long-term growth of capital.


BLACKROCK MONEY MARKET PORTFOLIO (CLASS B)


SUBADVISER: BlackRock Advisors, LLC


INVESTMENT OBJECTIVE: The BlackRock Money Market Portfolio seeks a high level of current income consistent with preservation of capital.


An investment in the BlackRock Money Market Portfolio is not insured or guaranteed by the Federal Deposit Insurance Company or any other government agency. Although the BlackRock Money Market Portfolio seeks to preserve the value of your investment at $100 per share, it is possible to lose money by investing in the BlackRock Money Market Portfolio.


During extended periods of low interest rates, the yields of the BlackRock Money Market Portfolio may become extremely low and possibly negative.


DAVIS VENTURE VALUE PORTFOLIO (CLASS E)


SUBADVISER: Davis Selected Advisers, L.P. Davis Selected Advisers, L.P. may delegate any of its responsibilities to Davis Selected Advisers - NY, Inc., a wholly-owned subsidiary.


INVESTMENT OBJECTIVE: The Davis Venture Value Portfolio seeks growth of capital.


FRONTIER MID CAP GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Frontier Capital Management Company, LLC


INVESTMENT OBJECTIVE: The Frontier Mid Cap Growth Portfolio seeks maximum capital appreciation.


JENNISON GROWTH PORTFOLIO (CLASS B)


SUBADVISER: Jennison Associates LLC


INVESTMENT OBJECTIVE: The Jennison Growth Portfolio seeks long-term growth of capital.


MET/ARTISAN MID CAP VALUE PORTFOLIO (CLASS B)


SUBADVISER: Artisan Partners Limited Partnership


INVESTMENT OBJECTIVE: The Met/Artisan Mid Cap Value Portfolio seeks long-term capital growth.


MET/DIMENSIONAL INTERNATIONAL SMALL COMPANY PORTFOLIO (CLASS B)


SUBADVISER: Dimensional Fund Advisors LP


INVESTMENT OBJECTIVE: The Met/Dimensional International Small Company Portfolio seeks long-term capital appreciation.


METLIFE MID CAP STOCK INDEX PORTFOLIO (CLASS G)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MetLife Mid Cap Stock Index Portfolio seeks to track the performance of the Standard & Poor's MidCap 400 (Reg. TM) Composite Stock Price Index.


METLIFE STOCK INDEX PORTFOLIO (CLASS B)


SUBADVISER: MetLife Investment Management, LLC


INVESTMENT OBJECTIVE: The MetLife Stock Index Portfolio seeks to track the performance of the Standard & Poor's 500 (Reg. TM) Composite Stock Price Index.



MFS (Reg. TM) VALUE PORTFOLIO (CLASS B)


SUBADVISER: Massachusetts Financial Services Company


INVESTMENT OBJECTIVE: The MFS (Reg. TM) Value Portfolio seeks capital appreciation.


MSCI EAFE (Reg. TM) INDEX PORTFOLIO (CLASS G)



SUBADVISER: MetLife Investment Management, LLC



INVESTMENT OBJECTIVE: The MSCI EAFE (Reg. TM) Index Portfolio seeks to track the performance of the MSCI EAFE (Reg. TM) Index.

NEUBERGER BERMAN GENESIS PORTFOLIO (CLASS B)


SUBADVISER: Neuberger Berman Management LLC


INVESTMENT OBJECTIVE: The Neuberger Berman Genesis Portfolio seeks high total return, consisting principally of capital appreciation.


RUSSELL 2000 (Reg. TM) INDEX PORTFOLIO (CLASS G)



SUBADVISER: MetLife Investment Management, LLC



INVESTMENT OBJECTIVE: The Russell 2000 (Reg. TM) Index Portfolio seeks to track the performance of the Russell 2000 (Reg. TM) Index.


T. ROWE PRICE LARGE CAP GROWTH PORTFOLIO (CLASS B)


SUBADVISER: T. Rowe Price Associates, Inc.


INVESTMENT OBJECTIVE: The T. Rowe Price Large Cap Growth Portfolio seeks long-term growth of capital and, secondarily, dividend income.



WESTERN ASSET MANAGEMENT U.S. GOVERNMENT PORTFOLIO (CLASS B)


SUBADVISER: Western Asset Management Company


INVESTMENT OBJECTIVE: The Western Asset Management U.S. Government Portfolio seeks to maximize total return consistent with preservation of capital and maintenance of liquidity.


MET INVESTORS SERIES TRUST - ASSET ALLOCATION PORTFOLIOS (CLASS B OR, AS NOTED, CLASS C)



In addition to the Met Investors Series Trust portfolios listed above, the following Class B portfolios managed by MetLife Advisers, LLC are available under the contract:



AMERICAN FUNDS (Reg. TM) MODERATE ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Moderate Allocation Portfolio seeks a high total return in the form of income and growth of capital, with a greater emphasis on income.


AMERICAN FUNDS (Reg. TM) BALANCED ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Balanced Allocation Portfolio seeks a balance between a high level of current income and growth of capital, with a greater emphasis on growth of capital.


AMERICAN FUNDS (Reg. TM) GROWTH ALLOCATION PORTFOLIO (CLASS C)


INVESTMENT OBJECTIVE: The American Funds (Reg. TM) Growth Allocation Portfolio seeks growth of capital.


METLIFE DEFENSIVE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Defensive Strategy Portfolio seeks to provide a high level of current income with growth of capital, a secondary objective.


METLIFE MODERATE STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Moderate Strategy Portfolio seeks to provide a high total return in the form of income and growth of capital, with a greater emphasis on income.


METLIFE BALANCED STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Balanced Strategy Portfolio seeks to provide a balance between a high level of current income and growth of capital with a greater emphasis on growth of capital.


METLIFE GROWTH STRATEGY PORTFOLIO


INVESTMENT OBJECTIVE: The MetLife Growth Strategy Portfolio seeks to provide growth of capital.


METLIFE AGGRESSIVE STRATEGY PORTFOLIO



INVESTMENT OBJECTIVE: The MetLife Aggressive Strategy Portfolio seeks growth of capital.



SSGA GROWTH AND INCOME ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth and Income ETF Portfolio seeks growth of capital and income.


SSGA GROWTH ETF PORTFOLIO


SUBADVISER: SSgA Funds Management, Inc.


INVESTMENT OBJECTIVE: The SSgA Growth ETF Portfolio seeks growth of capital.

APPENDIX B

EDCA EXAMPLES WITH MULTIPLE PURCHASE PAYMENTS

In order to show how the EDCA program works, we have created some examples. The examples are purely hypothetical and are for illustrative purposes only. The interest rate earned in an EDCA account will be the guaranteed minimum interest rate, plus any additional interest which we may declare from time to time. In addition, each bucket attributable to a subsequent Purchase Payment will earn interest at the then-current interest rate applied to new allocations to an EDCA account of the same monthly term. These examples do not reflect charges that may be deducted from the EDCA account.


6-MONTH EDCA

The following example demonstrates how the 6-month EDCA program operates when multiple Purchase Payments are allocated to the program. The example assumes that a $12,000 Purchase Payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $10,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 1% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $12,000 allocation amount by 6 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x (1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 4th month, a second Purchase Payment of $6,000 is allocated to the EDCA program. The entire $6,000 is allocated to the 2nd Payment Bucket where it is also credited with a 1% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $6,000 allocation amount divided by 6) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the Account Value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.



                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1            $12,000             $2,000           $10,000          $10,000
    2                                $2,000           $ 8,008          $ 8,008
    3                                $2,000           $ 6,015          $ 6,015
    4*           $ 6,000             $3,000           $ 9,020          $ 3,020         $6,000
    5                                $3,000           $ 6,027          $    22         $6,005
    6                                $3,000           $ 3,032                0         $3,032
    7                                $3,000           $    35                0         $   35
    8                                $   35                 0                0              0

* At the beginning of the 4th month, a $6,000 Purchase Payment is added to the EDCA account. This amount ($6,000) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $3,020 in the 1st Payment Bucket ($6,015 (1st Payment Bucket Account Value from the 3rd month) + $5 (3rd month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $3,020). The total EDCA Account Value at the beginning of the 4th month is $9,020 ($3,020 in the 1st Payment Bucket + $6,000 in the 2nd Payment Bucket = $9,020).

12-MONTH EDCA

The following example demonstrates how the 12-month EDCA program operates when multiple Purchase Payments are allocated to the program. The example assumes that a $24,000 Purchase Payment is allocated to the EDCA program at the beginning of the first month and the first transfer of $2,000 also occurs on that date. The $22,000 remaining after the EDCA transfer is allocated to the 1st Payment Bucket where it is credited with a 1% effective annual interest rate. The EDCA transfer amount of $2,000 is determined by dividing the $24,000 allocation amount by 12 (the number of months in the EDCA program). Thereafter, a $2,000 transfer is made from the EDCA at the beginning of each month. Amounts remaining in the EDCA Account Value are accumulated at the EDCA interest rate using the following formula:


Account Value 1st Payment Bucket (month 2) =


Account Value 1st Payment Bucket (month 1) x


(1+EDCA Rate)(1/12) - EDCA Transfer Amount


At the beginning of the 6th month, a second Purchase Payment of $12,000 is allocated to the EDCA program. The entire $12,000 is allocated to the 2nd Payment Bucket where it is also credited with a 1% effective annual interest rate. This second Purchase Payment triggers an increase in the EDCA transfer amount to $3,000. The increased EDCA transfer amount is determined by adding $1,000 (the $12,000 allocation amount divided by 12) to the current EDCA transfer amount. The $3,000 monthly EDCA transfers will first be applied against the Account Value in the 1st Payment Bucket until exhausted and then against the Account Value in the 2nd Payment Bucket until it is exhausted.



                                                                      ---- Account Values----
 Beg of     Amount Allocated         Actual             EDCA         1st Payment     2nd Payment
  Month          to EDCA         EDCA Transfer     Account Value        Bucket         Bucket
--------   ------------------   ---------------   ---------------   -------------   ------------
    1      $24,000                   $2,000           $22,000          $22,000
    2                                $2,000           $20,018          $20,018
    3                                $2,000           $18,035          $18,035
    4                                $2,000           $16,050          $16,050
    5                                $2,000           $14,063          $14,063
    6*     $12,000                   $3,000           $23,075          $11,075         $12,000
    7                                $3,000           $20,094          $ 8,084         $12,010
    8                                $3,000           $17,111          $ 5,091         $12,020
    9                                $3,000           $14,125          $ 2,095         $12,030
   10                                $3,000           $11,137                0         $11,137
   11                                $3,000           $ 8,146                0         $ 8,146
   12                                $3,000           $ 5,153                0         $ 5,153
   13                                $3,000           $ 2,157                0         $ 2,157
   14                                $2,159                 0                0               0

* At the beginning of the 6th month, a $12,000 Purchase Payment is added to the EDCA account. This amount ($12,000) is allocated to the 2nd Payment Bucket. As described above, this second Purchase Payment causes the monthly EDCA transfer amount to increase from $2,000 to $3,000. Therefore, $3,000 is transferred from the 1st Payment Bucket, leaving $11,075 in the 1st Payment Bucket ($14,063 (1st Payment Bucket Account Value from the 5th month) + $12 (5th month's EDCA interest calculated using the formula shown above) - $3,000 (monthly transfer) = $11,075). The total EDCA Account Value at the beginning of the 6th month is $23,075 ($11,075 in the 1st Payment Bucket + $12,000 in the 2nd Payment Bucket = $23,075).

APPENDIX C

GUARANTEED WITHDRAWAL BENEFIT EXAMPLES

The purpose of these examples is to illustrate the operation of the Guaranteed Withdrawal Benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including investment allocations and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND CHARGES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES. The Guaranteed Withdrawal Benefit does not establish or guarantee an Account Value or minimum return for any Investment Portfolio. The Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount cannot be taken as a lump sum.


A.   GWB - Annual Benefit Payment Continuing When Account Value Reaches Zero
     -----------------------------------------------------------------------


When you purchase a contract and elect the optional GWB rider:


o your initial Account Value is equal to your initial Purchase Payment;


o your initial Total Guaranteed Withdrawal Amount (the minimum amount you are guaranteed to receive over time) is equal to your initial Purchase Payment;


o your initial Remaining Guaranteed Withdrawal Amount (the remaining minimum amount you are guaranteed to receive over time) is equal to the initial Total Guaranteed Withdrawal Amount; and


o your initial Annual Benefit Payment (the amount you may withdraw each Contract Year without taking an Excess Withdrawal) is equal to the initial Total Guaranteed Withdrawal Amount multiplied by the applicable GWB Withdrawal Rate (see "Living Benefit - Guaranteed Withdrawal Benefit (GWB) - GWB Rate Table").


The graphic example below shows how withdrawing the Annual Benefit Payment each Contract Year reduces the Remaining Guaranteed Withdrawal Amount and Account Value. Assume that over time the Account Value is reduced to zero by the effects of withdrawing the Annual Benefit Payment and poor market performance. If the Account Value reaches zero while a Remaining Guaranteed Withdrawal Amount still remains, we will begin making payments to you (equal, on an annual basis, to the Annual Benefit Payment) until the Remaining Guaranteed Withdrawal Amount is exhausted. The total amount withdrawn over the life of the contract will be equal to the initial Total Guaranteed Withdrawal Amount.



[GRAPHIC APPEARS HERE]

B.   GWB - Effect of an Excess Withdrawal
     ------------------------------------


A withdrawal that causes your total withdrawals in a Contract Year to exceed the Annual Benefit Payment is called an "Excess Withdrawal."


As described in Example A above, if you do not take Excess Withdrawals, the GWB
                                        ------
rider guarantees that the entire amount of Purchase Payments you make will be returned to you through a series of withdrawals over time, even if your Account Value is reduced to zero. Non-Excess Withdrawals do not decrease the Total Guaranteed Withdrawal Amount or Annual Benefit Payment, and decrease the Remaining Guaranteed Withdrawal Amount by the dollar amount of the withdrawal.


If you do take an Excess Withdrawal, you will reduce the amount guaranteed be
       --
returned to you under the GWB rider. If you take an Excess Withdrawal, we will:



o reduce the Total Guaranteed Withdrawal Amount in the same proportion that the Excess Withdrawal reduced the Account Value;


o reduce the Remaining Guaranteed Withdrawal Amount in the same proportion that the Excess Withdrawal reduces the Account Value; and


o reduce the Annual Benefit Payment to the new Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


For example, if an Excess Withdrawal is equal to 10% of the Account Value, that Excess Withdrawal will reduce both the Total Guaranteed Withdrawal Amount and the Remaining Guaranteed Withdrawal Amount by 10%, and the new Annual Benefit Payment will be calculated based on the reduced Total Guaranteed Withdrawal Amount.


These reductions in the Total Guaranteed Withdrawal Amount, Remaining Guaranteed Withdrawal Amount, and Annual Benefit Payment may be significant, particularly when the Account Value at the time of the Excess Withdrawal is lower than the Total Guaranteed Withdrawal Amount. An Excess Withdrawal that reduces the Account Value to zero will terminate the contract.


C.   GWB - How the Automatic Annual Step-Up Works
     --------------------------------------------


As described in Example A above, when you purchase a contract and elect the optional GWB rider, the initial Account Value and Total Guaranteed Withdrawal Amount are equal to the initial Purchase Payment. The initial Annual Benefit Payment is equal to the initial Total Guaranteed Withdrawal Amount multiplied by your GWB Withdrawal Rate.


Assume that on the first contract anniversary the Account Value is greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


Assume that on the second contract anniversary the Account Value is once again greater than the Total Guaranteed Withdrawal Amount. As shown in the graphic example below, the Automatic Annual Step-Up will again increase the Total Guaranteed Withdrawal Amount to equal the Account Value. The Remaining Guaranteed Withdrawal Amount will also be increased to equal the Account Value. The Annual Benefit Payment will be set equal to the newly recalculated Total Guaranteed Withdrawal Amount multiplied by the GWB Withdrawal Rate.


Even if the Account Value decreases after the second contract anniversary, the Total Guaranteed Withdrawal Amount and Annual Benefit Payment will not decrease as long as you do not take Excess Withdrawals.


The graphic example below shows how the Automatic Annual Step-Ups on the first and second contract anniversaries increase the Total Guaranteed Withdrawal Amount. It also shows the contract Owner choosing to begin withdrawals of the Annual Benefit Payment on the fifth contract anniversary.


Automatic Annual Step-Ups may only occur on contract anniversaries prior to the Owner's 86th birthday. If an Automatic Annual Step-Up occurs, we may reset the GWB rider charge to a rate that does not exceed the lower of: (a) the GWB

Maximum Fee Rate (1.80%) or (b) the current rate that we would charge for the same rider available for new contract purchases at the time of the Automatic Annual Step-Up. If an Automatic Annual Step-Up would result in an increase in your GWB rider charge, we will notify you in writing a minimum of 30 days in advance of the applicable contract anniversary and inform you that you may choose to decline the Automatic Annual Step-Up.




[GRAPHIC APPEARS HERE]

APPENDIX D

DEATH BENEFIT EXAMPLES


The purpose of these examples is to illustrate the operation of the Principal Protection death benefit and the Annual Step-Up death benefit. The investment results shown are hypothetical and are not representative of past or future performance. Actual investment results may be more or less than those shown and will depend upon a number of factors, including the investment allocation made by a contract Owner and the investment experience of the Investment Portfolios chosen. THE EXAMPLES DO NOT REFLECT THE DEDUCTION OF FEES AND EXPENSES, WITHDRAWAL CHARGES OR INCOME TAXES AND TAX PENALTIES.



PRINCIPAL PROTECTION DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Principal Protection death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.




                                                         DATE                          AMOUNT
                                            ------------------------------   -------------------------
   A    Initial Purchase Payment                      10/1/2013              $100,000
   B    Account Value                                 10/1/2014              $104,000
                                            (First Contract Anniversary)
   C    Death Benefit                              As of 10/1/2014           $104,000
                                                                             (= greater of A and B)
   D    Account Value                                 10/1/2015              $ 90,000
                                            (Second Contract Anniversary)
   E    Death Benefit                                 10/1/2015              $100,000
                                                                             (= greater of A and D)
   F    Withdrawal                                    10/2/2015              $  9,000
   G    Percentage Reduction in Account               10/2/2015                        10%
        Value                                                                (= F/D)
   H    Account Value after Withdrawal                10/2/2015              $ 81,000
                                                                             (= D-F)
   I    Purchase Payments Reduced for              As of 10/2/2015           $ 90,000
        Withdrawal                                                           (= A-(A x G))
   J    Death Benefit                                 10/2/2015              $ 90,000
                                                                             (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The Account Values on 10/1/2015 and 10/2/2015 are assumed to be equal prior to the withdrawal.

ANNUAL STEP-UP DEATH BENEFIT

The purpose of this example is to show how partial withdrawals reduce the Annual Step-Up death benefit proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.




                                                              DATE                          AMOUNT
                                                 ------------------------------   -------------------------
   A    Initial Purchase Payment                           10/1/2013              $100,000
   B    Account Value                                      10/1/2014              $104,000
                                                 (First Contract Anniversary)
   C    Death Benefit (Highest Anniversary              As of 10/1/2014           $104,000
        Value)                                                                    (= greater of A and B)
   D    Account Value                                      10/1/2015              $ 90,000
                                                 (Second Contract Anniversary)
   E    Death Benefit (Highest Contract Year               10/1/2015              $104,000
        Anniversary)                                                              (= greater of B and D)
   F    Withdrawal                                         10/2/2015              $  9,000
   G    Percentage Reduction in Account                    10/2/2015                        10%
        Value                                                                     (= F/D)
   H    Account Value after Withdrawal                     10/2/2015              $ 81,000
                                                                                  (= D-F)
   I    Highest Anniversary Value Reduced               As of 10/2/2015           $ 93,600
        for Withdrawal                                                            (= E-(E x G))
   J    Death Benefit                                      10/2/2015              $ 93,600
                                                                                  (= greater of H and I)

Notes to Example
----------------


Purchaser is age 60 at issue.


The Account Values on 10/1/2015 and 10/2/2015 are assumed to be equal prior to the withdrawal.

                      STATEMENT OF ADDITIONAL INFORMATION


                 INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT

                                   ISSUED BY


                    METLIFE INVESTORS USA SEPARATE ACCOUNT A


                                      AND


                    METLIFE INVESTORS USA INSURANCE COMPANY


                               SERIES L - 4 YEAR


                     (OFFERED ON AND AFTER APRIL 29, 2013)

THIS IS NOT A PROSPECTUS. THIS STATEMENT OF ADDITIONAL INFORMATION SHOULD BE READ IN CONJUNCTION WITH THE PROSPECTUS DATED APRIL 29, 2013, FOR THE INDIVIDUAL VARIABLE DEFERRED ANNUITY CONTRACT THAT IS DESCRIBED HEREIN.



THE PROSPECTUS CONCISELY SETS FORTH INFORMATION THAT A PROSPECTIVE INVESTOR OUGHT TO KNOW BEFORE INVESTING. FOR A COPY OF THE PROSPECTUS WRITE US AT: P.O. BOX 10366, DES MOINES, IOWA 50306-0366, OR CALL (800) 343-8496.



THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED APRIL 29, 2013.



SAI-0413USAL-4III
                                       1

TABLE OF CONTENTS                           PAGE


COMPANY.................................     3
INDEPENDENT REGISTERED PUBLIC ACCOUNTING
FIRM....................................     3
CUSTODIAN...............................     3
DISTRIBUTION............................     3
     Reduction or Elimination of the
       Withdrawal Charge................     5
CALCULATION OF PERFORMANCE INFORMATION..     5
     Total Return.......................     5
     Historical Unit Values.............     6
     Reporting Agencies.................     6
ANNUITY PROVISIONS......................     6
     Variable Annuity...................     6
     Fixed Annuity......................     8
     Mortality and Expense Guarantee....     8
     Legal or Regulatory Restrictions
       on Transactions..................     8
TAX STATUS OF THE CONTRACTS.............     8
FINANCIAL STATEMENTS....................    10

COMPANY

MetLife Investors USA Insurance Company (MetLife Investors USA) is a stock life insurance company founded on September 13, 1960, and organized under the laws of the State of Delaware. Its principal executive offices are located at 5 Park Plaza, Suite 1900 Irvine, CA 92614. MetLife Investors USA is authorized to transact the business of life insurance, including annuities, and is currently licensed to do business in all states (except New York) and the District of Columbia. On October 11, 2006, MetLife Investors USA became a wholly-owned subsidiary of MetLife Insurance Company of Connecticut. We changed our name to MetLife Investors USA Insurance Company on January 8, 2001. On December 31, 2002, MetLife Investors USA became an indirect subsidiary of MetLife, Inc., a listed company on the New York Stock Exchange. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.




INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The financial statements and financial highlights comprising each of the Sub-Accounts of MetLife Investors USA Separate Account A, included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements and financial highlights are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The consolidated financial statements of MetLife Investors USA Insurance Company and subsidiary (the "Company"), included in this Statement of Additional Information, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to changes in the Company's method of accounting for deferred policy acquisition costs as required by accounting guidance adopted on January 1, 2012). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.


The principal business address of Deloitte & Touche LLP is Two World Financial Center, New York, New York 10281-1414.



CUSTODIAN

MetLife Investors USA Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614, is the custodian of the assets of the Separate Account. The custodian has custody of all cash of the Separate Account and handles the collection of proceeds of shares of the underlying funds bought and sold by the Separate Account.




DISTRIBUTION

Information about the distribution of the contracts is contained in the prospectus. (See "Other Information.") Additional information is provided below.


The contracts are offered to the public on a continuous basis. We anticipate continuing to offer the contracts, but reserve the right to discontinue the offering.


MetLife Investors Distribution Company ("Distributor") serves as principal underwriter for the contracts. Distributor is a Missouri corporation and its home office is located at 5 Park Plaza, Suite 1900, Irvine, CA 92614. In December 2004, MetLife Investors Distribution Company, which was then a Delaware corporation, was merged into General American Distributors, Inc., and the name of the surviving corporation was changed to MetLife Investors Distribution Company. Distributor is an indirect, wholly-owned subsidiary of MetLife, Inc. Distributor is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). Distributor is not a member of the Securities Investor Protection Corporation. Distributor has entered into selling agreements with other broker-dealers ("selling firms") and compensates them for their services.


Distributor (including its predecessor) received sales compensation with respect to all contracts issued from the Separate Account in the following amounts during the periods indicated:





                                           Aggregate Amount of
                                           Commissions Retained
                  Aggregate Amount of      by Distributor After
                  Commissions Paid to      Payments to Selling
Fiscal year           Distributor                 Firms
-------------    ---------------------    ---------------------
2012             $  689,121,186           $0
2011             $1,101,222,893           $0
2010             $  619,025,695           $0

Distributor passes through commissions to selling firms for their sales. In addition we pay compensation to Distributor to offset its expenses, including compensation costs, marketing and distribution expenses, advertising, wholesaling, printing, and other expenses of distributing the contracts.



As noted in the prospectus, we and Distributor pay compensation to all selling firms in the form of commissions and certain types of non-cash compensation. We and Distributor may pay additional compensation to selected firms, including marketing allowances, introduction fees, persistency payments, preferred status fees and industry conference fees. The terms of any particular agreement governing compensation may vary among selling firms and the amounts may be significant. The amount of additional compensation (non-commission amounts) paid to selected selling firms during 2012 ranged from $0 to $22,603,189.* The amount of commissions paid to selected selling firms during 2012 ranged from $0 to $67,115,805. The amount of total compensation (includes non-commission as well as commission amounts) paid to selected selling firms during 2012 ranged from $7,708 to $89,718,994.*


* For purposes of calculating this range, the additional compensation (non-commission) amounts received by a selling firm includes additional compensation received by the firm for the sale of insurance products issued by our affiliates First MetLife Investors Insurance Company, MetLife Investors Insurance Company and MetLife Insurance Company of Connecticut.



In view of the fact that the contracts are newly offered, none of the amounts described herein were paid in connection with the contracts.



The following list sets forth the names of selling firms that received additional compensation in 2012 in connection with the sale of our variable annuity contracts, variable life policies and other insurance products. The selling firms are listed in alphabetical order.


Ameriprise Financial Services, Inc.
AXA Advisors, LLC
BBVA Compass Investment Solutions, Inc.
Capital Investments Brokerage, Inc.
Capital Investments Group, Inc.
CCO Investment Services Corp.

Centaurus Financial, Inc.

Cetera Financial Specialists LLC

Citigroup Global Markets, Inc.

Commonwealth Financial Network
CUSO Financial Services, L.P.
Edward D. Jones & Co., L.P.
Essex National Securities, Inc.
FSC Securities Corporation
Financial Network Investment Corporation

First Allied Securities, Inc.

First Tennessee Brokerage, Inc.
Founders Financial Securities, LLC
H. D. Vest Investment Services, Inc.
ING Financial Partners, Inc.
Invest Financial Corporation
Investment Centers of America, Inc.

Investment Professionals, Inc.

J.J.B. Hilliard, W.L. Lyons, LLC
J.P.Morgan Securities LLC
Janney Montgomery Scott, LLC

Key Investment Services LLC

Lincoln Financial Advisors Corporation.

Lincoln Financial Securities Corporation

Lincoln Investment Planning, Inc.
LPL Financial Corporation
LPL Financial LLC
M&T Securities, Inc.
Merrill Lynch, Inc.

Morgan Keegan & Company, Inc.

Morgan Stanley Smith Barney, LLC
Multi Financial Securities Corporation
National Planning Corporation
Navy Federal Brokerage Services, LLC.

NEXT Financial Group

NFP Securities, Inc.
PFS Investments Inc.
Pioneer Funds Distributor, Inc.
PNC Investments LLC
ProEquities, Inc.
Raymond James Financial Services, Inc.
RBC Wealth Management
Royal Alliance Associates, Inc.
SII Investments, Inc.
SagePoint Financial, Inc.
Sammons Securities Company, LLC

Securities America, Inc.
Sigma Financial Corporation

Signator Investors, Inc.
Sorrento Pacific Financial, LLC
Stifel, Nicolaus & Company, Incorporated

Tower Square Securities, Inc.
Transamerica Financial Advisors, Inc.

Triad Advisors, Inc.
UBS Financial Services, Inc.

U.S. Bancorp Investments, Inc.

United Planners' Financial Services of America
UVEST Financial Services Group Inc.
ValMark Securities, Inc.
Wall Street Financial Group, Inc.

Walnut Street Securities, Inc.

Wells Fargo Advisors, LLC
Wells Fargo Advisors Financial Network, LLC
Wescom Financial Services, LLC
Woodbury Financial Services, Inc.


There are other broker dealers who receive compensation for servicing our contracts, and the Account Value of the contracts or the amount of added Purchase Payments received may be included in determining their additional compensation, if any.




REDUCTION OR ELIMINATION OF THE WITHDRAWAL CHARGE


The amount of the withdrawal charge on the contracts may be reduced or eliminated when sales of the contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the withdrawal charge will be determined by the Company after examination of all the relevant factors such as:


1. The size and type of group to which sales are to be made will be considered. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of contracts with fewer sales contacts.

2. The total amount of Purchase Payments to be received will be considered. Per contract sales expenses are likely to be less on larger Purchase Payments than on smaller ones.

3. Any prior or existing relationship with the Company will be considered. Per contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the contract with fewer sales contacts.

4. There may be other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction or elimination of the withdrawal charge.


The withdrawal charge may be eliminated when the contracts are issued to an officer, director or employee of the Company or any of its affiliates. In no event will any reduction or elimination of the withdrawal charge be permitted where the reduction or elimination will be unfairly discriminatory to any person. In lieu of a withdrawal charge waiver, we may provide an Account Value credit.




CALCULATION OF PERFORMANCE INFORMATION


TOTAL RETURN


From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an Investment Portfolio over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.



Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of the Separate Account product charges (including certain death benefit rider charges), the expenses for the underlying Investment Portfolio being advertised, and any applicable account fee, withdrawal charges, or GWB rider charge. For purposes of calculating performance information, the GWB rider charge may be reflected as a percentage of Account Value or other theoretical benefit base. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.



The hypothetical value of a contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 Purchase Payment, and deducting any applicable account fee and any applicable sales charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 Purchase Payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:


  P (1 + T)n = ERV

Where:


  P = a hypothetical initial payment of $1,000


  T = average annual total return


  n = number of years


  ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the 1, 5 or 10 year periods used.


The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of a withdrawal charge, or GWB rider charge. Premium taxes are not reflected. The deduction of such charges would reduce any percentage increase or make greater any percentage decrease.


Owners should note that the investment results of each Investment Portfolio will fluctuate over time, and any presentation of the Investment Portfolio's total return for any period should not be considered as a representation of what an investment may earn or what the total return may be in any future period.



HISTORICAL UNIT VALUES


The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.


In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the against established market indices such as the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the Investment Portfolio being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.



REPORTING AGENCIES


The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis Service, the VARDS Report or from Morningstar.


The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of thousands of investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.


The VARDS Report is a monthly variable annuity industry analysis compiled by Variable Annuity Research & Data Service. The VARDS rankings may or may not reflect the deduction of asset-based insurance charges. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking may address the question as to which funds provide the highest total return with the least amount of risk. Other ranking services may be used as sources of performance comparison, such as CDA/Weisenberger.


Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.




ANNUITY PROVISIONS


VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount in proportion to the amount that the net investment factor exceeds the assumed investment return selected.


The Adjusted Contract Value (the Account Value, less any applicable premium taxes, account fee, and any prorated rider charge) will be applied to the applicable Annuity Table to determine the first Annuity Payment. The Adjusted Contract Value is determined on the annuity calculation date, which is a Business Day no more than five (5) Business Days before the Annuity Date. The dollar amount of the first variable Annuity Payment is determined as follows:
The first variable Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate variable Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase for the assumed investment return and Annuity Option elected. If, as of the annuity calculation date, the then current variable Annuity Option rates applicable to this class of contracts provide a first Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.


The dollar amount of variable Annuity Payments after the first payment is determined as follows:


1. the dollar amount of the first variable Annuity Payment is divided by the value of an Annuity Unit for each applicable Investment Portfolio as of the annuity calculation date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units for each applicable Investment Portfolio remains fixed during the annuity period, unless you transfer values from the Investment Portfolio to another Investment Portfolio;

2. the fixed number of Annuity Units per payment in each Investment Portfolio is multiplied by the Annuity Unit value for that Investment Portfolio for the Business Day for which the Annuity Payment is being calculated. This result is the dollar amount of the payment for each applicable Investment Portfolio, less any account fee. The account fee will be deducted pro rata out of each Annuity Payment.

The total dollar amount of each variable Annuity Payment is the sum of all Investment Portfolio variable Annuity Payments.


ANNUITY UNIT - The initial Annuity Unit value for each Investment Portfolio of the Separate Account was set by us.


The subsequent Annuity Unit value for each Investment Portfolio is determined by multiplying the Annuity Unit value for the immediately preceding Business Day by the net investment factor for the Investment Portfolio for the current Business Day and multiplying the result by a factor for each day since the last Business Day which represents the daily equivalent of the AIR you elected.


(1) the dollar amount of the first Annuity Payment is divided by the value of an Annuity Unit as of the Annuity Date. This establishes the number of Annuity Units for each monthly payment. The number of Annuity Units remains fixed during the Annuity Payment period.


(2) the fixed number of Annuity Units is multiplied by the Annuity Unit value for the last valuation period of the month preceding the month for which the payment is due. This result is the dollar amount of the payment.


NET INVESTMENT FACTOR - The net investment factor for each Investment Portfolio is determined by dividing A by B and multiplying by (1-C) where:


A is (i) the net asset value per share of the portfolio at the end of the current Business Day; plus

      (ii) any dividend or capital gains per share declared on behalf of such portfolio that has an ex-dividend date as of the current Business Day.

B is the net asset value per share of the portfolio for the immediately preceding Business Day.

C is (i) the Separate Account product charges and for each day since the last Business Day. The daily charge is equal to the annual Separate Account product charges divided by 365; plus

      (ii) a charge factor, if any, for any taxes or any tax reserve we have established as a result of the operation of the Separate Account.

Transfers During the Annuity Phase:


o You may not make a transfer from the fixed Annuity Option to the variable Annuity Option;

o Transfers among the subaccounts will be made by converting the number of Annuity Units being transferred to the number of Annuity Units of the subaccount to which the transfer is made, so that the next Annuity Payment if it were made at that time would be the same amount that it would have been without the transfer. Thereafter, Annuity Payments will reflect changes in the value of the new Annuity Units; and

o You may make a transfer from the variable Annuity Option to the fixed Annuity Option. The amount transferred from a subaccount of the Separate Account will be equal to the product of "(a)" multiplied by "(b)" multiplied by "(c)", where (a) is the number of Annuity Units representing your interest in the subaccount per Annuity Payment; (b) is the Annuity Unit value for the subaccount; and (c) is the present value of $1.00 per payment period for the remaining annuity benefit period based on the attained age of the Annuitant at the time of transfer, calculated using the same actuarial basis as the variable annuity rates applied on the Annuity Date for the Annuity Option elected. Amounts transferred to the fixed Annuity Option will be applied under the Annuity Option elected at the attained age of the Annuitant at the time of the transfer using the fixed Annuity Option table. If at the time of transfer, the then current fixed Annuity Option rates applicable to this class of contracts provide a greater payment, the greater payment will be made. All amounts and Annuity Unit values will be determined as of the end of the Business Day on which the Company receives a notice.


FIXED ANNUITY


A fixed annuity is a series of payments made during the Annuity Phase which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The Adjusted Contract Value on the day immediately preceding the Annuity Date will be used to determine the fixed annuity monthly payment. The monthly Annuity Payment will be based upon the Annuity Option elected, the Annuitant's age, the Annuitant's sex (where permitted by law), and the appropriate Annuity Option table. Your annuity rates will not be less than those guaranteed in your contract at the time of purchase. If, as of the annuity calculation date, the then current Annuity Option rates applicable to this class of contracts provide an Annuity Payment greater than that which is guaranteed under the same Annuity Option under this contract, the greater payment will be made.



MORTALITY AND EXPENSE GUARANTEE


The Company guarantees that the dollar amount of each Annuity Payment after the first Annuity Payment will not be affected by variations in mortality or expense experience.



LEGAL OR REGULATORY RESTRICTIONS ON TRANSACTIONS


If mandated under applicable law, the Company may be required to reject a premium payment. The Company may also be required to block a contract Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, death benefits or continue making Annuity Payments until instructions are received from the appropriate regulator.




TAX STATUS OF THE CONTRACTS

Tax law imposes several requirements that variable annuities must satisfy in order to receive the tax treatment normally accorded to annuity contracts.


DIVERSIFICATION. In order for your Non-Qualified Contract to be considered an annuity contract for federal income tax purposes, we must comply with certain diversification standards with respect to the investments underlying the contract. We believe that we satisfy and will continue to satisfy these diversification standards. However, the tax law concerning these rules is subject to change and to different interpretations. Inadvertent failure to meet these standards may be correctable. Failure to meet these standards would result in immediate taxation to contract Owners of gains under their contracts. Consult your tax adviser prior to purchase.



If underlying fund shares are sold directly to tax-qualified retirement plans that later lose their tax-qualified status or to non-qualified plans, the Separate Accounts investing in the underlying fund may fail the diversification requirements of section 817 of the Code, which could have adverse tax consequences for variable contract Owners, including losing the benefit of tax deferral.


REQUIRED DISTRIBUTIONS. In order to be treated as an annuity contract for Federal income tax purposes, section 72(s) of the Code generally requires any Non-Qualified Contract to contain certain provisions specifying how your interest in the contract will be distributed in the event of the death of an Owner of the contract (or on the death of, or change in, any primary Annuitant where the contract is owned by a non-natural person). Specifically, section 72(s) requires that: (a) if any Owner dies on or after the annuity starting date, but prior to the time the entire interest in the contract has been distributed, the entire interest in the contract will be distributed at least as rapidly as under the method of distribution being used as of the date of such Owner's death; and (b) if any Owner dies prior to the annuity starting date, the entire interest in the contract will be distributed within five years after the date of such Owner's death. These requirements will be considered satisfied as to any portion of an Owner's interest which is payable to or for the benefit of a designated Beneficiary and which is distributed over the life of such designated Beneficiary or over a period not extending beyond the life expectancy of that Beneficiary, provided that such distributions begin within one year of the Owner's death. The designated Beneficiary refers to a natural person designated by the Owner as a Beneficiary and to whom Ownership of the contract passes by reason of death. However, if the designated Beneficiary is the surviving spouse of the deceased Owner, the contract may be continued with the surviving spouse as the new Owner.


The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We intend to review such provisions and modify them if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.


Other rules may apply to Qualified Contracts.


MANDATORY DISTRIBUTIONS FOR QUALIFIED PLANS. Federal tax law requires that minimum annual distributions begin by April 1st of the calendar year following the calendar year in which an IRA Owner attains age 70 1/2. Participants in qualified plans and 403(b) annuities may defer minimum distributions until the later of April 1st of the calendar year following the calendar year in which they attain age 70 1/2 or the year of retirement (except for 5% or more Owners). If you own more than one individual retirement annuity and/or account, you may satisfy the minimum distribution rules on an aggregate basis (i.e., determine the total amount of required distributions from all IRAs and take the required amount from any one or more IRAs). A similar aggregate approach is available to meet your 403(b) minimum distribution requirements if you have multiple 403(b) annuities. Recently promulgated Treasury regulations changed the distribution requirements; therefore, it is important that you consult your tax adviser as to the impact of these regulations on your personal situation.


Final income tax regulations regarding minimum distribution requirements were released in June 2004. These regulations affect both deferred and income annuities. Under these rules, effective with respect to minimum distributions required for the 2006 distribution year, in general, the value of all benefits under a deferred annuity (including death benefits in excess of cash value) must be added to the Account Value in computing the amount required to be distributed over the applicable period. We will provide you with additional information as to the amount of your interest in the contract that is subject to required minimum distributions under this new rule and either compute the required amount for you or offer to do so at your request. The new rules are not entirely clear and you should consult your tax adviser as to how these rules affect your contract.



MINIMUM DISTRIBUTIONS FOR BENEFICIARIES UPON THE CONTRACT OWNER'S DEATH. Upon the death of the contract Owner and/or Annuitant of a Qualified Contract, the funds remaining in the contract must be completely withdrawn within 5 years from the date of death (including in a single lump sum) or minimum distributions may be taken over the life expectancy of the individual Beneficiaries (and in certain situations, trusts for individuals), provided such distributions are payable at least annually and begin within one year from the date of death. Special rules apply in the case of an IRA where the Beneficiary is the surviving spouse which allow the spouse to assume the contract as Owner. Alternative rules permit a spousal Beneficiary under a Qualified Contract, including an IRA, to defer the required minimum distribution ("RMD") requirements until the end of the year in which the deceased spouse would have attained age 70 1/2 or to rollover the death proceeds to his or her own IRA or to another eligible retirement plan in which he or she participates. Under current federal tax rules, a same-sex spouse is treated as a non-spouse beneficiary.



For RMDs after the death of the contract Owner, the five-year rule is applied without regard to calendar year 2009. For instance, for a contract Owner who died in 2007, the five-year period would end in 2013 instead of 2012. The RMD rules are complex, so consult with your tax adviser because the application of these rules to your particular circumstances may have been impacted by the 2009 RMD waiver.

FINANCIAL STATEMENTS

The financial statements and financial highlights comprising each of the Sub-Accounts of the Separate Account and the consolidated financial statements of the Company are included herein.


The financial statements of the Company should be considered only as bearing upon the ability of the Company to meet its obligations under the contract.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Contract Owners of
MetLife Investors USA Separate Account A and Board of Directors of
MetLife Investors USA Insurance Company

We have audited the accompanying statements of assets and liabilities of MetLife Investors USA Separate Account A (the "Separate Account") of MetLife Investors USA Insurance Company (the "Company") comprising each of the individual Sub-Accounts listed in Note 2.A. as of December 31, 2012, the related statements of operations for the respective stated period in the year then ended, the statements of changes in net assets for the respective stated periods in the two years then ended, and the financial highlights in Note 8 for the respective stated periods in the five years then ended. These financial statements and financial highlights are the responsibility of the Separate Account's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Separate Account is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of December 31, 2012, by correspondence with the custodian or mutual fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the Sub-Accounts constituting the Separate Account of the Company as of December 31, 2012, the results of their operations for the respective stated period in the year then ended, the changes in their net assets for the respective stated periods in the two years then ended, and the financial highlights for the respective stated periods in the five years then ended, in conformity with accounting principles generally accepted in the United States of America.



/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants

Tampa, Florida
March 28, 2013

This page is intentionally left blank.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                    STATEMENTS OF ASSETS AND LIABILITIES
                              DECEMBER 31, 2012


                                                                                                            AMERICAN FUNDS
                                                  ALGER           AMERICAN FUNDS       AMERICAN FUNDS        GLOBAL SMALL
                                            SMALL CAP GROWTH           BOND             GLOBAL GROWTH       CAPITALIZATION
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $       52,626,085   $      139,213,032   $      251,295,386   $       98,386,365
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................           52,626,085          139,213,032          251,295,386           98,386,365
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   --                   15                   56                   18
   Due to MetLife Investors
     USA Insurance Company..............                   --                    1                    2                    1
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   --                   16                   58                   19
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $       52,626,085   $      139,213,016   $      251,295,328   $       98,386,346
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       52,626,085   $      139,206,612   $      251,289,364   $       98,386,346
   Net assets from contracts in payout..                   --                6,404                5,964                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $       52,626,085   $      139,213,016   $      251,295,328   $       98,386,346
                                           ==================   ==================   ==================   ==================


 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                             AMERICAN FUNDS       AMERICAN FUNDS            DWS I            FEDERATED HIGH
                                                 GROWTH            GROWTH-INCOME        INTERNATIONAL          INCOME BOND
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   ------------------   -------------------   ------------------
ASSETS:
   Investments at fair value.............  $      696,666,035   $      312,823,492   $        16,933,216   $           24,911
   Due from MetLife Investors
     USA Insurance Company...............                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------   ------------------
       Total Assets......................         696,666,035          312,823,492            16,933,216               24,911
                                           ------------------   ------------------   -------------------   ------------------
LIABILITIES:
   Accrued fees..........................                  45                   40                    --                    3
   Due to MetLife Investors
     USA Insurance Company...............                   2                    1                    --                   --
                                           ------------------   ------------------   -------------------   ------------------
       Total Liabilities.................                  47                   41                    --                    3
                                           ------------------   ------------------   -------------------   ------------------

NET ASSETS...............................  $      696,665,988   $      312,823,451   $        16,933,216   $           24,908
                                           ==================   ==================   ===================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $      696,653,985   $      312,798,213   $        16,933,216   $           24,908
   Net assets from contracts in payout...              12,003               25,238                    --                   --
                                           ------------------   ------------------   -------------------   ------------------
       Total Net Assets..................  $      696,665,988   $      312,823,451   $        16,933,216   $           24,908
                                           ==================   ==================   ===================   ==================

                                                FEDERATED           FIDELITY VIP         FIDELITY VIP         FIDELITY VIP
                                                 KAUFMAN            ASSET MANAGER         CONTRAFUND          EQUITY-INCOME
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value.............  $            33,431   $       85,640,352   $      471,113,764   $        5,523,241
   Due from MetLife Investors
     USA Insurance Company...............                   --                   --                   --                   --
                                           -------------------   ------------------   ------------------   ------------------
       Total Assets......................               33,431           85,640,352          471,113,764            5,523,241
                                           -------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees..........................                    6                   --                   38                   --
   Due to MetLife Investors
     USA Insurance Company...............                    1                   --                   --                   --
                                           -------------------   ------------------   ------------------   ------------------
       Total Liabilities.................                    7                   --                   38                   --
                                           -------------------   ------------------   ------------------   ------------------

NET ASSETS...............................  $            33,424   $       85,640,352   $      471,113,726   $        5,523,241
                                           ===================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $            33,424   $       85,640,352   $      471,113,726   $        5,523,241
   Net assets from contracts in payout...                   --                   --                   --                   --
                                           -------------------   ------------------   ------------------   ------------------
       Total Net Assets..................  $            33,424   $       85,640,352   $      471,113,726   $        5,523,241
                                           ===================   ==================   ==================   ==================

                                              FIDELITY VIP          FIDELITY VIP
                                            FUNDSMANAGER 50%      FUNDSMANAGER 60%
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   -------------------
ASSETS:
   Investments at fair value.............  $      443,823,088   $     3,596,633,089
   Due from MetLife Investors
     USA Insurance Company...............                  --                    --
                                           ------------------   -------------------
       Total Assets......................         443,823,088         3,596,633,089
                                           ------------------   -------------------
LIABILITIES:
   Accrued fees..........................                  --                    --
   Due to MetLife Investors
     USA Insurance Company...............                   3                     1
                                           ------------------   -------------------
       Total Liabilities.................                   3                     1
                                           ------------------   -------------------

NET ASSETS...............................  $      443,823,085   $     3,596,633,088
                                           ==================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $      443,823,085   $     3,596,633,088
   Net assets from contracts in payout...                  --                    --
                                           ------------------   -------------------
       Total Net Assets..................  $      443,823,085   $     3,596,633,088
                                           ==================   ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012



                                             FIDELITY VIP         FIDELITY VIP         FIDELITY VIP         FIDELITY VIP
                                                GROWTH              INDEX 500             MID CAP           MONEY MARKET
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $      136,799,313   $       60,984,630   $      324,832,892   $       73,659,407
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................         136,799,313           60,984,630          324,832,892           73,659,407
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  --                   10                   --                    7
   Due to MetLife Investors
     USA Insurance Company..............                   1                   --                   --                    1
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   1                   10                   --                    8
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $      136,799,312   $       60,984,620   $      324,832,892   $       73,659,399
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      136,799,312   $       60,984,620   $      324,832,892   $       73,659,399
   Net assets from contracts in payout..                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $      136,799,312   $       60,984,620   $      324,832,892   $       73,659,399
                                          ==================   ==================   ==================   ==================

                                                                                      FTVIPT FRANKLIN
                                             FIDELITY VIP        FTVIPT FRANKLIN      SMALL CAP VALUE       FTVIPT MUTUAL
                                               OVERSEAS         INCOME SECURITIES       SECURITIES        SHARES SECURITIES
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $        5,241,037   $      253,164,369   $       86,296,074   $      129,780,569
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                    1
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................           5,241,037          253,164,369           86,296,074          129,780,570
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  --                   28                   --                    8
   Due to MetLife Investors
     USA Insurance Company..............                  --                   --                    1                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  --                   28                    1                    8
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $        5,241,037   $      253,164,341   $       86,296,073   $      129,780,562
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        5,241,037   $      253,152,813   $       86,296,073   $      129,780,562
   Net assets from contracts in payout..                  --               11,528                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $        5,241,037   $      253,164,341   $       86,296,073   $      129,780,562
                                          ==================   ==================   ==================   ==================

                                                                FTVIPT TEMPLETON
                                           FTVIPT TEMPLETON        GLOBAL BOND
                                          FOREIGN SECURITIES       SECURITIES
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $       80,788,422   $      217,063,442
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --
                                          ------------------   ------------------
       Total Assets.....................          80,788,422          217,063,442
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  44                   12
   Due to MetLife Investors
     USA Insurance Company..............                   1                    1
                                          ------------------   ------------------
       Total Liabilities................                  45                   13
                                          ------------------   ------------------

NET ASSETS..............................  $       80,788,377   $      217,063,429
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       80,788,377   $      217,055,353
   Net assets from contracts in payout..                  --                8,076
                                          ------------------   ------------------
       Total Net Assets.................  $       80,788,377   $      217,063,429
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                                            INVESCO V.I.
                                             INVESCO V.I.         INVESCO V.I.         INVESCO V.I.          VAN KAMPEN
                                              CORE EQUITY      GLOBAL REAL ESTATE  INTERNATIONAL GROWTH  AMERICAN FRANCHISE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------  --------------------  ------------------
ASSETS:
   Investments at fair value............  $          241,009   $       23,302,584   $      219,783,711   $          149,864
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------  --------------------  ------------------
       Total Assets.....................             241,009           23,302,584          219,783,711              149,864
                                          ------------------   ------------------  --------------------  ------------------
LIABILITIES:
   Accrued fees.........................                  --                    6                   10                   --
   Due to MetLife Investors
     USA Insurance Company..............                  --                    1                    1                    2
                                          ------------------   ------------------  --------------------  ------------------
       Total Liabilities................                  --                    7                   11                    2
                                          ------------------   ------------------  --------------------  ------------------

NET ASSETS..............................  $          241,009   $       23,302,577   $      219,783,700   $          149,862
                                          ==================   ==================  ====================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          241,009   $       23,302,577   $      219,775,797   $          149,862
   Net assets from contracts in payout..                  --                   --                7,903                   --
                                          ------------------   ------------------  --------------------  ------------------
       Total Net Assets.................  $          241,009   $       23,302,577   $      219,783,700   $          149,862
                                          ==================   ==================  ====================  ==================

                                             INVESCO V.I.        INVESCO V.I.         INVESCO V.I.
                                              VAN KAMPEN          VAN KAMPEN           VAN KAMPEN           JANUS ASPEN
                                            AMERICAN VALUE     EQUITY AND INCOME    GROWTH AND INCOME        WORLDWIDE
                                              SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $       66,685,003  $      496,945,609   $      268,230,034   $            5,655
   Due from MetLife Investors
     USA Insurance Company..............                  --                  --                   --                   --
                                          ------------------  ------------------   ------------------   ------------------
       Total Assets.....................          66,685,003         496,945,609          268,230,034                5,655
                                          ------------------  ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   6                  14                   20                    1
   Due to MetLife Investors
     USA Insurance Company..............                   1                   1                    1                    1
                                          ------------------  ------------------   ------------------   ------------------
       Total Liabilities................                   7                  15                   21                    2
                                          ------------------  ------------------   ------------------   ------------------

NET ASSETS..............................  $       66,684,996  $      496,945,594   $      268,230,013   $            5,653
                                          ==================  ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       66,684,996  $      496,933,588   $      268,221,981   $            5,653
   Net assets from contracts in payout..                  --              12,006                8,032                   --
                                          ------------------  ------------------   ------------------   ------------------
       Total Net Assets.................  $       66,684,996  $      496,945,594   $      268,230,013   $            5,653
                                          ==================  ==================   ==================   ==================

                                                 LMPVET               LMPVET
                                          CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                            AGGRESSIVE GROWTH      APPRECIATION
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                          -------------------- --------------------
ASSETS:
   Investments at fair value............   $      186,988,981   $      290,191,413
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --
                                          -------------------- --------------------
       Total Assets.....................          186,988,981          290,191,413
                                          -------------------- --------------------
LIABILITIES:
   Accrued fees.........................                  117                   33
   Due to MetLife Investors
     USA Insurance Company..............                    2                    1
                                          -------------------- --------------------
       Total Liabilities................                  119                   34
                                          -------------------- --------------------

NET ASSETS..............................   $      186,988,862   $      290,191,379
                                          ==================== ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      186,981,512   $      290,191,379
   Net assets from contracts in payout..                7,350                   --
                                          -------------------- --------------------
       Total Net Assets.................   $      186,988,862   $      290,191,379
                                          ==================== ====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                 LMPVET               LMPVET
                                               CLEARBRIDGE     CLEARBRIDGE VARIABLE        LMPVET               LMPVET
                                             VARIABLE EQUITY        FUNDAMENTAL     CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                             INCOME BUILDER        ALL CAP VALUE      LARGE CAP GROWTH      LARGE CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------  -------------------- -------------------- --------------------
ASSETS:
   Investments at fair value............   $      134,931,186   $      104,446,790   $        4,312,295   $        4,743,521
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           ------------------  -------------------- -------------------- --------------------
       Total Assets.....................          134,931,186          104,446,790            4,312,295            4,743,521
                                           ------------------  -------------------- -------------------- --------------------
LIABILITIES:
   Accrued fees.........................                   56                   32                   40                   31
   Due to MetLife Investors
     USA Insurance Company..............                   --                    2                    1                    1
                                           ------------------  -------------------- -------------------- --------------------
       Total Liabilities................                   56                   34                   41                   32
                                           ------------------  -------------------- -------------------- --------------------

NET ASSETS..............................   $      134,931,130   $      104,446,756   $        4,312,254   $        4,743,489
                                           ==================  ==================== ==================== ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      134,931,130   $      104,446,756   $        4,312,254   $        4,743,489
   Net assets from contracts in payout..                   --                   --                   --                   --
                                           ------------------  -------------------- -------------------- --------------------
       Total Net Assets.................   $      134,931,130   $      104,446,756   $        4,312,254   $        4,743,489
                                           ==================  ==================== ==================== ====================


                                                  LMPVET          LMPVET INVESTMENT         LMPVET               LMPVET
                                           CLEARBRIDGE VARIABLE   COUNSEL VARIABLE    VARIABLE LIFESTYLE   VARIABLE LIFESTYLE
                                             SMALL CAP GROWTH     SOCIAL AWARENESS      ALLOCATION 50%       ALLOCATION 70%
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           --------------------  ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............    $       64,881,542   $          289,342   $       32,620,049   $        2,573,535
   Due from MetLife Investors
     USA Insurance Company..............                    --                   --                   --                    1
                                           --------------------  ------------------   ------------------   ------------------
       Total Assets.....................            64,881,542              289,342           32,620,049            2,573,536
                                           --------------------  ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                    46                   13                   20                   27
   Due to MetLife Investors
     USA Insurance Company..............                     2                   --                    1                   --
                                           --------------------  ------------------   ------------------   ------------------
       Total Liabilities................                    48                   13                   21                   27
                                           --------------------  ------------------   ------------------   ------------------

NET ASSETS..............................    $       64,881,494   $          289,329   $       32,620,028   $        2,573,509
                                           ====================  ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...    $       64,881,494   $          289,329   $       32,620,028   $        2,573,509
   Net assets from contracts in payout..                    --                   --                   --                   --
                                           --------------------  ------------------   ------------------   ------------------
       Total Net Assets.................    $       64,881,494   $          289,329   $       32,620,028   $        2,573,509
                                           ====================  ==================   ==================   ==================


                                                 LMPVET           LMPVIT WESTERN
                                           VARIABLE LIFESTYLE  ASSET VARIABLE GLOBAL
                                             ALLOCATION 85%       HIGH YIELD BOND
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------  ---------------------
ASSETS:
   Investments at fair value............   $       79,817,347   $       91,771,962
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --
                                           ------------------  ---------------------
       Total Assets.....................           79,817,347           91,771,962
                                           ------------------  ---------------------
LIABILITIES:
   Accrued fees.........................                    8                   48
   Due to MetLife Investors
     USA Insurance Company..............                   --                    2
                                           ------------------  ---------------------
       Total Liabilities................                    8                   50
                                           ------------------  ---------------------

NET ASSETS..............................   $       79,817,339   $       91,771,912
                                           ==================  =====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       79,817,339   $       91,768,920
   Net assets from contracts in payout..                   --                2,992
                                           ------------------  ---------------------
       Total Net Assets.................   $       79,817,339   $       91,771,912
                                           ==================  =====================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                                                  MIST
                                                                                                            ALLIANCEBERNSTEIN
                                                 MFS VIT              MFS VIT                                GLOBAL DYNAMIC
                                             INVESTORS TRUST       NEW DISCOVERY      MFS VIT RESEARCH         ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   ------------------   -------------------  -------------------
ASSETS:
   Investments at fair value.............  $           20,493   $           41,669   $            50,155  $     2,823,843,476
   Due from MetLife Investors
     USA Insurance Company...............                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------  -------------------
       Total Assets......................              20,493               41,669                50,155        2,823,843,476
                                           ------------------   ------------------   -------------------  -------------------
LIABILITIES:
   Accrued fees..........................                   5                    8                    --                   56
   Due to MetLife Investors
     USA Insurance Company...............                  --                   --                    --                    3
                                           ------------------   ------------------   -------------------  -------------------
       Total Liabilities.................                   5                    8                    --                   59
                                           ------------------   ------------------   -------------------  -------------------

NET ASSETS...............................  $           20,488   $           41,661   $            50,155  $     2,823,843,417
                                           ==================   ==================   ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $           20,488   $           41,661   $            50,155  $     2,823,843,417
   Net assets from contracts in payout...                  --                   --                    --                   --
                                           ------------------   ------------------   -------------------  -------------------
       Total Net Assets..................  $           20,488   $           41,661   $            50,155  $     2,823,843,417
                                           ==================   ==================   ===================  ===================


                                              MIST AMERICAN                              MIST AMERICAN
                                             FUNDS BALANCED         MIST AMERICAN        FUNDS GROWTH         MIST AMERICAN
                                               ALLOCATION            FUNDS BOND           ALLOCATION          FUNDS GROWTH
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------  -------------------   ------------------   ------------------
ASSETS:
   Investments at fair value.............  $     3,106,060,345  $       346,492,463   $    1,496,665,609   $      545,665,817
   Due from MetLife Investors
     USA Insurance Company...............                   --                   --                   --                   --
                                           -------------------  -------------------   ------------------   ------------------
       Total Assets......................        3,106,060,345          346,492,463        1,496,665,609          545,665,817
                                           -------------------  -------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees..........................                   15                   14                   16                   17
   Due to MetLife Investors
     USA Insurance Company...............                    1                    2                    1                    1
                                           -------------------  -------------------   ------------------   ------------------
       Total Liabilities.................                   16                   16                   17                   18
                                           -------------------  -------------------   ------------------   ------------------

NET ASSETS...............................  $     3,106,060,329  $       346,492,447   $    1,496,665,592   $      545,665,799
                                           ===================  ===================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $     3,106,049,336  $       346,492,447   $    1,496,057,071   $      545,576,462
   Net assets from contracts in payout...               10,993                   --              608,521               89,337
                                           -------------------  -------------------   ------------------   ------------------
       Total Net Assets..................  $     3,106,060,329  $       346,492,447   $    1,496,665,592   $      545,665,799
                                           ===================  ===================   ==================   ==================


                                                                   MIST AMERICAN
                                              MIST AMERICAN       FUNDS MODERATE
                                           FUNDS INTERNATIONAL      ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------  ------------------
ASSETS:
   Investments at fair value.............  $      308,307,965   $    1,734,325,964
   Due from MetLife Investors
     USA Insurance Company...............                  --                   --
                                           -------------------  ------------------
       Total Assets......................         308,307,965        1,734,325,964
                                           -------------------  ------------------
LIABILITIES:
   Accrued fees..........................                  38                   18
   Due to MetLife Investors
     USA Insurance Company...............                   1                    1
                                           -------------------  ------------------
       Total Liabilities.................                  39                   19
                                           -------------------  ------------------

NET ASSETS...............................  $      308,307,926   $    1,734,325,945
                                           ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $      308,307,926   $    1,734,273,427
   Net assets from contracts in payout...                  --               52,518
                                           -------------------  ------------------
       Total Net Assets..................  $      308,307,926   $    1,734,325,945
                                           ===================  ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                               MIST AQR          MIST BLACKROCK
                                              GLOBAL RISK        GLOBAL TACTICAL      MIST BLACKROCK       MIST BLACKROCK
                                               BALANCED            STRATEGIES           HIGH YIELD         LARGE CAP CORE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $    3,753,309,512   $    4,856,824,992   $      276,977,357   $       14,439,208
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................       3,753,309,512        4,856,824,992          276,977,357           14,439,208
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  47                   55                   52                   61
   Due to MetLife Investors
     USA Insurance Company..............                   2                    2                    3                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  49                   57                   55                   61
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $    3,753,309,463   $    4,856,824,935   $      276,977,302   $       14,439,147
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $    3,753,309,463   $    4,856,824,935   $      276,972,081   $       14,439,147
   Net assets from contracts in payout..                  --                   --                5,221                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $    3,753,309,463   $    4,856,824,935   $      276,977,302   $       14,439,147
                                          ==================   ==================   ==================   ==================

                                                                                                                MIST
                                             MIST CLARION          MIST DREMAN      MIST GOLDMAN SACHS     HARRIS OAKMARK
                                          GLOBAL REAL ESTATE     SMALL CAP VALUE       MID CAP VALUE        INTERNATIONAL
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $      177,318,009   $       24,015,099   $      139,211,829   $      538,939,309
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................         177,318,009           24,015,099          139,211,829          538,939,309
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  49                  122                   48                   51
   Due to MetLife Investors
     USA Insurance Company..............                   3                    1                    2                    4
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  52                  123                   50                   55
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $      177,317,957   $       24,014,976   $      139,211,779   $      538,939,254
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      177,293,029   $       24,014,976   $      139,187,277   $      538,797,503
   Net assets from contracts in payout..              24,928                   --               24,502              141,751
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $      177,317,957   $       24,014,976   $      139,211,779   $      538,939,254
                                          ==================   ==================   ==================   ==================

                                             MIST INVESCO
                                             BALANCED-RISK        MIST INVESCO
                                              ALLOCATION        SMALL CAP GROWTH
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $      661,422,430   $      240,468,880
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --
                                          ------------------   ------------------
       Total Assets.....................         661,422,430          240,468,880
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  11                   96
   Due to MetLife Investors
     USA Insurance Company..............                   2                    4
                                          ------------------   ------------------
       Total Liabilities................                  13                  100
                                          ------------------   ------------------

NET ASSETS..............................  $      661,422,417   $      240,468,780
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      661,422,417   $      240,420,908
   Net assets from contracts in payout..                  --               47,872
                                          ------------------   ------------------
       Total Net Assets.................  $      661,422,417   $      240,468,780
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                       MIST JPMORGAN       MIST LEGG MASON
                                                                  MIST JENNISON        GLOBAL ACTIVE         CLEARBRIDGE
                                           MIST JANUS FORTY     LARGE CAP EQUITY        ALLOCATION        AGGRESSIVE GROWTH
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $      106,823,164   $       67,104,587   $      282,572,205   $      292,871,807
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................         106,823,164           67,104,587          282,572,205          292,871,807
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  47                   44                   68                   41
   Due to MetLife Investors
     USA Insurance Company..............                   2                    1                    2                    2
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  49                   45                   70                   43
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $      106,823,115   $       67,104,542   $      282,572,135   $      292,871,764
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      106,823,115   $       67,104,542   $      282,572,135   $      292,852,707
   Net assets from contracts in payout..                  --                   --                   --               19,057
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $      106,823,115   $       67,104,542   $      282,572,135   $      292,871,764
                                          ==================   ==================   ==================   ==================

                                                                                                                MIST
                                          MIST LOOMIS SAYLES    MIST LORD ABBETT     MIST LORD ABBETT      MET/EATON VANCE
                                            GLOBAL MARKETS       BOND DEBENTURE        MID CAP VALUE        FLOATING RATE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $      177,780,453   $      266,010,383   $      138,149,568   $       54,197,055
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................         177,780,453          266,010,383          138,149,568           54,197,055
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  41                   88                   75                   49
   Due to MetLife Investors
     USA Insurance Company..............                   2                    4                    1                    2
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  43                   92                   76                   51
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $      177,780,410   $      266,010,291   $      138,149,492   $       54,197,004
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      177,780,410   $      265,775,472   $      138,144,662   $       54,197,004
   Net assets from contracts in payout..                  --              234,819                4,830                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $      177,780,410   $      266,010,291   $      138,149,492   $       54,197,004
                                          ==================   ==================   ==================   ==================

                                           MIST MET/FRANKLIN
                                             LOW DURATION       MIST MET/FRANKLIN
                                             TOTAL RETURN         MUTUAL SHARES
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $       43,610,043   $      159,975,677
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --
                                          ------------------   ------------------
       Total Assets.....................          43,610,043          159,975,677
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  98                   85
   Due to MetLife Investors
     USA Insurance Company..............                   1                    1
                                          ------------------   ------------------
       Total Liabilities................                  99                   86
                                          ------------------   ------------------

NET ASSETS..............................  $       43,609,944   $      159,975,591
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       43,609,944   $      159,975,591
   Net assets from contracts in payout..                  --                   --
                                          ------------------   ------------------
       Total Net Assets.................  $       43,609,944   $      159,975,591
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                            MIST MET/FRANKLIN
                                                TEMPLETON       MIST MET/TEMPLETON    MIST MET/TEMPLETON      MIST METLIFE
                                            FOUNDING STRATEGY         GROWTH          INTERNATIONAL BOND   AGGRESSIVE STRATEGY
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------  -------------------   -------------------
ASSETS:
   Investments at fair value.............  $      629,259,129   $        57,080,512  $        57,001,281   $      545,044,091
   Due from MetLife Investors
     USA Insurance Company...............                  --                    --                   --                   --
                                           ------------------   -------------------  -------------------   -------------------
       Total Assets......................         629,259,129            57,080,512           57,001,281          545,044,091
                                           ------------------   -------------------  -------------------   -------------------
LIABILITIES:
   Accrued fees..........................                  29                    72                   27                   20
   Due to MetLife Investors
     USA Insurance Company...............                   2                     2                    1                    1
                                           ------------------   -------------------  -------------------   -------------------
       Total Liabilities.................                  31                    74                   28                   21
                                           ------------------   -------------------  -------------------   -------------------

NET ASSETS...............................  $      629,259,098   $        57,080,438  $        57,001,253   $      545,044,070
                                           ==================   ===================  ===================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $      629,243,371   $        57,080,438  $        57,001,253   $      544,988,933
   Net assets from contracts in payout...              15,727                    --                   --               55,137
                                           ------------------   -------------------  -------------------   -------------------
       Total Net Assets..................  $      629,259,098   $        57,080,438  $        57,001,253   $      545,044,070
                                           ==================   ===================  ===================   ===================


                                              MIST METLIFE         MIST METLIFE         MIST METLIFE         MIST METLIFE
                                              BALANCED PLUS      BALANCED STRATEGY   DEFENSIVE STRATEGY     GROWTH STRATEGY
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   -------------------
ASSETS:
   Investments at fair value.............  $    4,593,209,438   $    7,045,806,351   $    2,332,865,783   $     5,115,649,059
   Due from MetLife Investors
     USA Insurance Company...............                  19                   --                   --                    --
                                           ------------------   ------------------   ------------------   -------------------
       Total Assets......................       4,593,209,457        7,045,806,351        2,332,865,783         5,115,649,059
                                           ------------------   ------------------   ------------------   -------------------
LIABILITIES:
   Accrued fees..........................                  42                   16                   53                    45
   Due to MetLife Investors
     USA Insurance Company...............                  --                    2                    2                     2
                                           ------------------   ------------------   ------------------   -------------------
       Total Liabilities.................                  42                   18                   55                    47
                                           ------------------   ------------------   ------------------   -------------------

NET ASSETS...............................  $    4,593,209,415   $    7,045,806,333   $    2,332,865,728   $     5,115,649,012
                                           ==================   ==================   ==================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $    4,593,166,397   $    7,044,580,175   $    2,332,513,933   $     5,115,511,768
   Net assets from contracts in payout...              43,018            1,226,158              351,795               137,244
                                           ------------------   ------------------   ------------------   -------------------
       Total Net Assets..................  $    4,593,209,415   $    7,045,806,333   $    2,332,865,728   $     5,115,649,012
                                           ==================   ==================   ==================   ===================


                                               MIST METLIFE      MIST METLIFE MULTI-
                                             MODERATE STRATEGY   INDEX TARGETED RISK
                                                SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   -------------------
ASSETS:
   Investments at fair value.............  $     3,483,723,958   $       11,248,015
   Due from MetLife Investors
     USA Insurance Company...............                   --                   --
                                           -------------------   -------------------
       Total Assets......................        3,483,723,958           11,248,015
                                           -------------------   -------------------
LIABILITIES:
   Accrued fees..........................                   52                   35
   Due to MetLife Investors
     USA Insurance Company...............                    2                    1
                                           -------------------   -------------------
       Total Liabilities.................                   54                   36
                                           -------------------   -------------------

NET ASSETS...............................  $     3,483,723,904   $       11,247,979
                                           ===================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units....  $     3,483,426,684   $       11,247,979
   Net assets from contracts in payout...              297,220                   --
                                           -------------------   -------------------
       Total Net Assets..................  $     3,483,723,904   $       11,247,979
                                           ===================   ===================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                      MIST
                                           MIST MFS EMERGING      MFS RESEARCH                           MIST MORGAN STANLEY
                                            MARKETS EQUITY        INTERNATIONAL      MIST MLA MID CAP      MID CAP GROWTH
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   -------------------
ASSETS:
   Investments at fair value............  $      448,693,304   $      311,615,516   $      141,459,071   $      166,100,159
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   -------------------
       Total Assets.....................         448,693,304          311,615,516          141,459,071          166,100,159
                                          ------------------   ------------------   ------------------   -------------------
LIABILITIES:
   Accrued fees.........................                  44                   92                   63                   63
   Due to MetLife Investors
     USA Insurance Company..............                   2                    2                    1                    1
                                          ------------------   ------------------   ------------------   -------------------
       Total Liabilities................                  46                   94                   64                   64
                                          ------------------   ------------------   ------------------   -------------------

NET ASSETS..............................  $      448,693,258   $      311,615,422   $      141,459,007   $      166,100,095
                                          ==================   ==================   ==================   ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      448,655,669   $      311,544,105   $      141,427,193   $      166,100,095
   Net assets from contracts in payout..              37,589               71,317               31,814                   --
                                          ------------------   ------------------   ------------------   -------------------
       Total Net Assets.................  $      448,693,258   $      311,615,422   $      141,459,007   $      166,100,095
                                          ==================   ==================   ==================   ===================

                                                 MIST
                                            PIMCO INFLATION           MIST                MIST             MIST PIONEER
                                            PROTECTED BOND     PIMCO TOTAL RETURN     PIONEER FUND       STRATEGIC INCOME
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------  ------------------   ------------------
ASSETS:
   Investments at fair value............  $    1,021,039,364   $    2,234,370,530  $      220,043,781   $      804,777,109
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                  --                   --
                                          ------------------   ------------------  ------------------   ------------------
       Total Assets.....................       1,021,039,364        2,234,370,530         220,043,781          804,777,109
                                          ------------------   ------------------  ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  65                   66                 125                   65
   Due to MetLife Investors
     USA Insurance Company..............                   3                    3                   1                    4
                                          ------------------   ------------------  ------------------   ------------------
       Total Liabilities................                  68                   69                 126                   69
                                          ------------------   ------------------  ------------------   ------------------

NET ASSETS..............................  $    1,021,039,296   $    2,234,370,461  $      220,043,655   $      804,777,040
                                          ==================   ==================  ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $    1,020,886,387   $    2,234,064,001  $      220,036,573   $      804,768,916
   Net assets from contracts in payout..             152,909              306,460               7,082                8,124
                                          ------------------   ------------------  ------------------   ------------------
       Total Net Assets.................  $    1,021,039,296   $    2,234,370,461  $      220,043,655   $      804,777,040
                                          ==================   ==================  ==================   ==================


                                             MIST PYRAMIS           MIST RCM
                                           GOVERNMENT INCOME       TECHNOLOGY
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $      968,887,284   $      107,274,239
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --
                                          ------------------   ------------------
       Total Assets.....................         968,887,284          107,274,239
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  44                   49
   Due to MetLife Investors
     USA Insurance Company..............                   2                   --
                                          ------------------   ------------------
       Total Liabilities................                  46                   49
                                          ------------------   ------------------

NET ASSETS..............................  $      968,887,238   $      107,274,190
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      968,373,868   $      107,251,938
   Net assets from contracts in payout..             513,370               22,252
                                          ------------------   ------------------
       Total Net Assets.................  $      968,887,238   $      107,274,190
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012



                                             MIST SCHRODERS      MIST SSGA GROWTH         MIST SSGA       MIST T. ROWE PRICE
                                           GLOBAL MULTI-ASSET     AND INCOME ETF         GROWTH ETF         LARGE CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $      191,885,227   $    1,521,502,506   $      448,167,973   $      536,790,435
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................          191,885,227        1,521,502,506          448,167,973          536,790,435
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   64                   25                   13                   54
   Due to MetLife Investors
     USA Insurance Company..............                    2                    2                    1                    1
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   66                   27                   14                   55
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $      191,885,161   $    1,521,502,479   $      448,167,959   $      536,790,380
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      191,885,161   $    1,521,500,017   $      448,167,959   $      536,578,357
   Net assets from contracts in payout..                   --                2,462                   --              212,023
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $      191,885,161   $    1,521,502,479   $      448,167,959   $      536,790,380
                                           ==================   ==================   ==================   ==================


                                           MIST T. ROWE PRICE    MIST THIRD AVENUE       MIST TURNER        MIST VAN KAMPEN
                                             MID CAP GROWTH       SMALL CAP VALUE      MID CAP GROWTH          COMSTOCK
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $      467,536,337   $      287,540,385   $       78,584,967   $      329,458,852
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................          467,536,337          287,540,385           78,584,967          329,458,852
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   60                   66                   36                   49
   Due to MetLife Investors
     USA Insurance Company..............                    2                    2                    1                    1
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   62                   68                   37                   50
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $      467,536,275   $      287,540,317   $       78,584,930   $      329,458,802
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $      467,490,409   $      287,408,364   $       78,571,482   $      329,434,695
   Net assets from contracts in payout..               45,866              131,953               13,448               24,107
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $      467,536,275   $      287,540,317   $       78,584,930   $      329,458,802
                                           ==================   ==================   ==================   ==================

                                                                   MSF BARCLAYS
                                           MSF BAILLIE GIFFORD   CAPITAL AGGREGATE
                                           INTERNATIONAL STOCK      BOND INDEX
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------  ------------------
ASSETS:
   Investments at fair value............   $        2,585,620   $      151,553,785
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --
                                           -------------------  ------------------
       Total Assets.....................            2,585,620          151,553,785
                                           -------------------  ------------------
LIABILITIES:
   Accrued fees.........................                   12                   18
   Due to MetLife Investors
     USA Insurance Company..............                    1                    1
                                           -------------------  ------------------
       Total Liabilities................                   13                   19
                                           -------------------  ------------------

NET ASSETS..............................   $        2,585,607   $      151,553,766
                                           ===================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        2,585,607   $      151,553,766
   Net assets from contracts in payout..                   --                   --
                                           -------------------  ------------------
       Total Net Assets.................   $        2,585,607   $      151,553,766
                                           ===================  ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                                                                       MSF BLACKROCK
                                             MSF BLACKROCK        MSF BLACKROCK      LEGACY LARGE CAP       MSF BLACKROCK
                                              BOND INCOME        LARGE CAP VALUE          GROWTH            MONEY MARKET
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $       57,889,025   $        2,977,531   $       11,831,769   $      569,110,091
   Due from MetLife Investors
     USA Insurance Company..............                  --                    1                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................          57,889,025            2,977,532           11,831,769          569,110,091
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  90                   --                  158                  185
   Due to MetLife Investors
     USA Insurance Company..............                   2                   --                    1                    5
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  92                   --                  159                  190
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $       57,888,933   $        2,977,532   $       11,831,610   $      569,109,901
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       57,879,466   $        2,977,532   $       11,831,610   $      569,045,826
   Net assets from contracts in payout..               9,467                   --                   --               64,075
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $       57,888,933   $        2,977,532   $       11,831,610   $      569,109,901
                                          ==================   ==================   ==================   ==================


                                               MSF DAVIS             MSF FI                 MSF           MSF LOOMIS SAYLES
                                             VENTURE VALUE        VALUE LEADERS       JENNISON GROWTH      SMALL CAP CORE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............  $      572,327,413   $        5,105,687   $      468,764,901   $       12,332,298
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Assets.....................         572,327,413            5,105,687          468,764,901           12,332,298
                                          ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  85                   48                   52                   71
   Due to MetLife Investors
     USA Insurance Company..............                   3                    1                    3                    2
                                          ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                  88                   49                   55                   73
                                          ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................  $      572,327,325   $        5,105,638   $      468,764,846   $       12,332,225
                                          ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $      572,101,989   $        5,105,638   $      468,499,643   $       12,332,225
   Net assets from contracts in payout..             225,336                   --              265,203                   --
                                          ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................  $      572,327,325   $        5,105,638   $      468,764,846   $       12,332,225
                                          ==================   ==================   ==================   ==================


                                           MSF LOOMIS SAYLES     MSF MET/ARTISAN
                                           SMALL CAP GROWTH       MID CAP VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
ASSETS:
   Investments at fair value............  $           40,952   $      217,257,604
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --
                                          ------------------   ------------------
       Total Assets.....................              40,952          217,257,604
                                          ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                  24                   25
   Due to MetLife Investors
     USA Insurance Company..............                   1                    3
                                          ------------------   ------------------
       Total Liabilities................                  25                   28
                                          ------------------   ------------------

NET ASSETS..............................  $           40,927   $      217,257,576
                                          ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $           40,927   $      217,132,884
   Net assets from contracts in payout..                  --              124,692
                                          ------------------   ------------------
       Total Net Assets.................  $           40,927   $      217,257,576
                                          ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                           MSF MET/DIMENSIONAL      MSF METLIFE          MSF METLIFE
                                           INTERNATIONAL SMALL     CONSERVATIVE        CONSERVATIVE TO        MSF METLIFE
                                                 COMPANY            ALLOCATION       MODERATE ALLOCATION  MID CAP STOCK INDEX
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------  ------------------   -------------------  -------------------
ASSETS:
   Investments at fair value............   $       52,618,345   $        9,655,038   $        7,576,799   $       88,989,748
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           -------------------  ------------------   -------------------  -------------------
       Total Assets.....................           52,618,345            9,655,038            7,576,799           88,989,748
                                           -------------------  ------------------   -------------------  -------------------
LIABILITIES:
   Accrued fees.........................                   51                   11                   11                   46
   Due to MetLife Investors
     USA Insurance Company..............                    1                    1                    1                    1
                                           -------------------  ------------------   -------------------  -------------------
       Total Liabilities................                   52                   12                   12                   47
                                           -------------------  ------------------   -------------------  -------------------

NET ASSETS..............................   $       52,618,293   $        9,655,026   $        7,576,787   $       88,989,701
                                           ===================  ==================   ===================  ===================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       52,618,293   $        9,655,026   $        7,576,787   $       88,989,701
   Net assets from contracts in payout..                   --                   --                   --                   --
                                           -------------------  ------------------   -------------------  -------------------
       Total Net Assets.................   $       52,618,293   $        9,655,026   $        7,576,787   $       88,989,701
                                           ===================  ==================   ===================  ===================

                                                                    MSF METLIFE
                                               MSF METLIFE          MODERATE TO          MSF METLIFE              MSF
                                           MODERATE ALLOCATION AGGRESSIVE ALLOCATION     STOCK INDEX       MFS TOTAL RETURN
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------- --------------------- ------------------   ------------------
ASSETS:
   Investments at fair value............   $       41,689,485   $       51,720,878   $      446,759,062   $       35,344,739
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           ------------------- --------------------- ------------------   ------------------
       Total Assets.....................           41,689,485           51,720,878          446,759,062           35,344,739
                                           ------------------- --------------------- ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   36                   20                   33                  121
   Due to MetLife Investors
     USA Insurance Company..............                    1                    1                    1                   --
                                           ------------------- --------------------- ------------------   ------------------
       Total Liabilities................                   37                   21                   34                  121
                                           ------------------- --------------------- ------------------   ------------------

NET ASSETS..............................   $       41,689,448   $       51,720,857   $      446,759,028   $       35,344,618
                                           =================== ===================== ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       41,689,448   $       51,720,857   $      446,663,015   $       35,344,618
   Net assets from contracts in payout..                   --                   --               96,013                   --
                                           ------------------- --------------------- ------------------   ------------------
       Total Net Assets.................   $       41,689,448   $       51,720,857   $      446,759,028   $       35,344,618
                                           =================== ===================== ==================   ==================


                                                   MSF               MSF MSCI
                                                MFS VALUE           EAFE INDEX
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
ASSETS:
   Investments at fair value............   $       48,275,356   $       81,404,604
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --
                                           ------------------   ------------------
       Total Assets.....................           48,275,356           81,404,604
                                           ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   95                   55
   Due to MetLife Investors
     USA Insurance Company..............                   --                    1
                                           ------------------   ------------------
       Total Liabilities................                   95                   56
                                           ------------------   ------------------

NET ASSETS..............................   $       48,275,261   $       81,404,548
                                           ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       48,270,495   $       81,404,548
   Net assets from contracts in payout..                4,766                   --
                                           ------------------   ------------------
       Total Net Assets.................   $       48,275,261   $       81,404,548
                                           ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012



                                              MSF NEUBERGER       MSF OPPENHEIMER            MSF           MSF T. ROWE PRICE
                                             BERMAN GENESIS        GLOBAL EQUITY     RUSSELL 2000 INDEX    LARGE CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $       11,798,933   $        9,983,499   $       91,751,028   $        1,501,624
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................           11,798,933            9,983,499           91,751,028            1,501,624
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   25                   29                   51                   11
   Due to MetLife Investors
     USA Insurance Company..............                   --                    1                    2                    1
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   25                   30                   53                   12
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $       11,798,908   $        9,983,469   $       91,750,975   $        1,501,612
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $       11,798,908   $        9,983,469   $       91,750,975   $        1,501,612
   Net assets from contracts in payout..                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $       11,798,908   $        9,983,469   $       91,750,975   $        1,501,612
                                           ==================   ==================   ==================   ==================

                                                                    MSF VAN ECK       MSF WESTERN ASSET
                                            MSF T. ROWE PRICE     GLOBAL NATURAL         MANAGEMENT            NEUBERGER
                                            SMALL CAP GROWTH         RESOURCES         U.S. GOVERNMENT      BERMAN GENESIS
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
ASSETS:
   Investments at fair value............   $        7,809,024   $      111,897,019   $      313,310,365   $            8,105
   Due from MetLife Investors
     USA Insurance Company..............                   --                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Assets.....................            7,809,024          111,897,019          313,310,365                8,105
                                           ------------------   ------------------   ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                   28                   35                   78                    4
   Due to MetLife Investors
     USA Insurance Company..............                    1                    1                    2                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Liabilities................                   29                   36                   80                    4
                                           ------------------   ------------------   ------------------   ------------------

NET ASSETS..............................   $        7,808,995   $      111,896,983   $      313,310,285   $            8,101
                                           ==================   ==================   ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $        7,808,995   $      111,896,983   $      313,292,027   $            8,101
   Net assets from contracts in payout..                   --                   --               18,258                   --
                                           ------------------   ------------------   ------------------   ------------------
       Total Net Assets.................   $        7,808,995   $      111,896,983   $      313,310,285   $            8,101
                                           ==================   ==================   ==================   ==================

                                                                  OPPENHEIMER VA
                                             OPPENHEIMER VA      GLOBAL STRATEGIC
                                                CORE BOND             INCOME
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
ASSETS:
   Investments at fair value............   $            9,061   $            4,571
   Due from MetLife Investors
     USA Insurance Company..............                   --                    1
                                           ------------------   ------------------
       Total Assets.....................                9,061                4,572
                                           ------------------   ------------------
LIABILITIES:
   Accrued fees.........................                    2                   10
   Due to MetLife Investors
     USA Insurance Company..............                    1                   --
                                           ------------------   ------------------
       Total Liabilities................                    3                   10
                                           ------------------   ------------------

NET ASSETS..............................   $            9,058   $            4,562
                                           ==================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...   $            9,058   $            4,562
   Net assets from contracts in payout..                   --                   --
                                           ------------------   ------------------
       Total Net Assets.................   $            9,058   $            4,562
                                           ==================   ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONTINUED)
                              DECEMBER 31, 2012


                                            OPPENHEIMER VA
                                              MAIN STREET        OPPENHEIMER VA       OPPENHEIMER VA        PIONEER VCT
                                           SMALL- & MID-CAP        MAIN STREET             MONEY         EMERGING MARKETS
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          ------------------   ------------------   -----------------   ------------------
ASSETS:
   Investments at fair value............  $       96,092,161   $           83,664   $         112,965   $          791,071
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                  --                   --
                                          ------------------   ------------------   -----------------   ------------------
       Total Assets.....................          96,092,161               83,664             112,965              791,071
                                          ------------------   ------------------   -----------------   ------------------
LIABILITIES:
   Accrued fees.........................                   5                   --                  --                   49
   Due to MetLife Investors
     USA Insurance Company..............                   1                    1                  --                    2
                                          ------------------   ------------------   -----------------   ------------------
       Total Liabilities................                   6                    1                  --                   51
                                          ------------------   ------------------   -----------------   ------------------

NET ASSETS..............................  $       96,092,155   $           83,663   $         112,965   $          791,020
                                          ==================   ==================   =================   ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       96,092,155   $           83,663   $         112,965   $          791,020
   Net assets from contracts in payout..                  --                   --                  --                   --
                                          ------------------   ------------------   -----------------   ------------------
       Total Net Assets.................  $       96,092,155   $           83,663   $         112,965   $          791,020
                                          ==================   ==================   =================   ==================


                                              PIONEER VCT         PIONEER VCT     PIONEER VCT IBBOTSON PIONEER VCT IBBOTSON
                                             EQUITY INCOME     FUNDAMENTAL VALUE    GROWTH ALLOCATION   MODERATE ALLOCATION
                                              SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  ------------------  -------------------- --------------------
ASSETS:
   Investments at fair value............  $          549,060  $        2,136,865   $       19,107,241   $       28,441,649
   Due from MetLife Investors
     USA Insurance Company..............                  --                  --                   --                   --
                                          ------------------  ------------------  -------------------- --------------------
       Total Assets.....................             549,060           2,136,865           19,107,241           28,441,649
                                          ------------------  ------------------  -------------------- --------------------
LIABILITIES:
   Accrued fees.........................                  89                  41                   14                   20
   Due to MetLife Investors
     USA Insurance Company..............                   1                   1                   --                    1
                                          ------------------  ------------------  -------------------- --------------------
       Total Liabilities................                  90                  42                   14                   21
                                          ------------------  ------------------  -------------------- --------------------

NET ASSETS..............................  $          548,970  $        2,136,823   $       19,107,227   $       28,441,628
                                          ==================  ==================  ==================== ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $          548,970  $        2,136,823   $       19,107,227   $       28,441,628
   Net assets from contracts in payout..                  --                  --                   --                   --
                                          ------------------  ------------------  -------------------- --------------------
       Total Net Assets.................  $          548,970  $        2,136,823   $       19,107,227   $       28,441,628
                                          ==================  ==================  ==================== ====================


                                              PIONEER VCT         PIONEER VCT
                                             MID CAP VALUE    REAL ESTATE SHARES
                                              SUB-ACCOUNT         SUB-ACCOUNT
                                          ------------------  ------------------
ASSETS:
   Investments at fair value............  $       56,444,972   $         237,593
   Due from MetLife Investors
     USA Insurance Company..............                  --                  --
                                          ------------------  ------------------
       Total Assets.....................          56,444,972             237,593
                                          ------------------  ------------------
LIABILITIES:
   Accrued fees.........................                  45                  77
   Due to MetLife Investors
     USA Insurance Company..............                  --                   2
                                          ------------------  ------------------
       Total Liabilities................                  45                  79
                                          ------------------  ------------------

NET ASSETS..............................  $       56,444,927   $         237,514
                                          ==================  ==================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $       56,444,927   $         237,514
   Net assets from contracts in payout..                  --                  --
                                          ------------------  ------------------
       Total Net Assets.................  $       56,444,927   $         237,514
                                          ==================  ==================


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF ASSETS AND LIABILITIES -- (CONCLUDED)
                              DECEMBER 31, 2012


                                             T. ROWE PRICE        T. ROWE PRICE        T. ROWE PRICE
                                             GROWTH STOCK      INTERNATIONAL STOCK     PRIME RESERVE    UIF U.S. REAL ESTATE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   -------------------  ------------------  --------------------
ASSETS:
   Investments at fair value............  $        6,404,585   $          639,881   $          723,146   $       90,757,954
   Due from MetLife Investors
     USA Insurance Company..............                  --                   --                   --                   --
                                          ------------------   -------------------  ------------------  --------------------
       Total Assets.....................           6,404,585              639,881              723,146           90,757,954
                                          ------------------   -------------------  ------------------  --------------------
LIABILITIES:
   Accrued fees.........................                  --                   --                   --                    3
   Due to MetLife Investors
     USA Insurance Company..............                  --                   --                   --                    1
                                          ------------------   -------------------  ------------------  --------------------
       Total Liabilities................                  --                   --                   --                    4
                                          ------------------   -------------------  ------------------  --------------------

NET ASSETS..............................  $        6,404,585   $          639,881   $          723,146   $       90,757,950
                                          ==================   ===================  ==================  ====================
CONTRACT OWNERS' EQUITY
   Net assets from accumulation units...  $        6,404,585   $          639,881   $          723,146   $       90,757,950
   Net assets from contracts in payout..                  --                   --                   --                   --
                                          ------------------   -------------------  ------------------  --------------------
       Total Net Assets.................  $        6,404,585   $          639,881   $          723,146   $       90,757,950
                                          ==================   ===================  ==================  ====================


 The accompanying notes are an integral part of these financial statements.

This page is intentionally left blank.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                          STATEMENTS OF OPERATIONS
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                                             AMERICAN FUNDS
                                                  ALGER           AMERICAN FUNDS       AMERICAN FUNDS         GLOBAL SMALL
                                            SMALL CAP GROWTH           BOND             GLOBAL GROWTH        CAPITALIZATION
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   ------------------   -------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $               --   $        3,394,782   $         2,153,180   $        1,232,992
                                           ------------------   ------------------   -------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             722,308            1,417,623             2,813,367            1,054,849
      Administrative charges.............                  --              323,323               576,266              186,591
                                           ------------------   ------------------   -------------------   ------------------
        Total expenses...................             722,308            1,740,946             3,389,633            1,241,440
                                           ------------------   ------------------   -------------------   ------------------
          Net investment income (loss)...           (722,308)            1,653,836           (1,236,453)              (8,448)
                                           ------------------   ------------------   -------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........          11,490,881                   --                    --                   --
      Realized gains (losses) on sale of
        investments......................             415,880              253,909               425,004            (334,212)
                                           ------------------   ------------------   -------------------   ------------------
          Net realized gains (losses)....          11,906,761              253,909               425,004            (334,212)
                                           ------------------   ------------------   -------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................         (5,650,965)            2,948,249            43,480,973           13,744,703
                                           ------------------   ------------------   -------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................           6,255,796            3,202,158            43,905,977           13,410,491
                                           ------------------   ------------------   -------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        5,533,488   $        4,855,994   $        42,669,524   $       13,402,043
                                           ==================   ==================   ===================   ==================


                                              AMERICAN FUNDS       AMERICAN FUNDS                            FEDERATED HIGH
                                                  GROWTH            GROWTH-INCOME     DWS I INTERNATIONAL      INCOME BOND
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   ------------------   -------------------  ------------------
INVESTMENT INCOME:
      Dividends..........................  $         5,326,400   $        4,929,547   $          356,177   $            2,415
                                           -------------------   ------------------   -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................            8,005,002            3,833,706              220,513                  382
      Administrative charges.............            1,571,723              689,767                   --                   --
                                           -------------------   ------------------   -------------------  ------------------
        Total expenses...................            9,576,725            4,523,473              220,513                  382
                                           -------------------   ------------------   -------------------  ------------------
          Net investment income (loss)...          (4,250,325)              406,074              135,664                2,033
                                           -------------------   ------------------   -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                   --                   --                   --                   --
      Realized gains (losses) on sale of
        investments......................            1,880,290              800,760            (950,927)                (596)
                                           -------------------   ------------------   -------------------  ------------------
          Net realized gains (losses)....            1,880,290              800,760            (950,927)                (596)
                                           -------------------   ------------------   -------------------  ------------------
      Change in unrealized gains (losses)
        on investments...................           97,631,196           41,809,198            3,633,463                1,882
                                           -------------------   ------------------   -------------------  ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................           99,511,486           42,609,958            2,682,536                1,286
                                           -------------------   ------------------   -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        95,261,161   $       43,016,032   $        2,818,200   $            3,319
                                           ===================   ==================   ===================  ==================


                                                FEDERATED           FIDELITY VIP
                                                 KAUFMAN            ASSET MANAGER
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $                --  $         1,311,251
                                           -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................                  620            1,194,944
      Administrative charges.............                   --                   --
                                           -------------------  -------------------
        Total expenses...................                  620            1,194,944
                                           -------------------  -------------------
          Net investment income (loss)...                (620)              116,307
                                           -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                   --              627,845
      Realized gains (losses) on sale of
        investments......................                3,375            (323,190)
                                           -------------------  -------------------
          Net realized gains (losses)....                3,375              304,655
                                           -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................                5,499            8,735,876
                                           -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................                8,874            9,040,531
                                           -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $             8,254  $         9,156,838
                                           ===================  ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                              FIDELITY VIP         FIDELITY VIP         FIDELITY VIP         FIDELITY VIP
                                               CONTRAFUND          EQUITY-INCOME      FUNDSMANAGER 50%     FUNDSMANAGER 60%
                                               SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (a)        SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $        6,023,787   $          168,521   $        5,315,454   $       50,458,827
                                           ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            5,460,217               80,234            1,695,852           65,303,229
      Administrative charges............              569,724                   --                   --                   --
                                           ------------------   ------------------   ------------------   ------------------
        Total expenses..................            6,029,941               80,234            1,695,852           65,303,229
                                           ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..              (6,154)               88,287            3,619,602         (14,844,402)
                                           ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                   --              352,929            1,127,520           11,514,095
      Realized gains (losses) on sale of
        investments.....................            2,083,421            (112,774)                  285            5,398,453
                                           ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...            2,083,421              240,155            1,127,805           16,912,548
                                           ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................           56,443,738              493,771            (985,620)          273,609,789
                                           ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           58,527,159              733,926              142,185          290,522,337
                                           ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       58,521,005   $          822,213   $        3,761,787   $      275,677,935
                                           ==================   ==================   ==================   ==================

                                              FIDELITY VIP         FIDELITY VIP         FIDELITY VIP         FIDELITY VIP
                                                 GROWTH              INDEX 500             MID CAP           MONEY MARKET
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $          827,432   $        1,264,710   $        1,248,025   $          104,146
                                           ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            1,908,291              844,940            3,255,830            1,497,421
      Administrative charges............                   --                   --              726,296                   --
                                           ------------------   ------------------   ------------------   ------------------
        Total expenses..................            1,908,291              844,940            3,982,126            1,497,421
                                           ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..          (1,080,859)              419,770          (2,734,101)          (1,393,275)
                                           ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                   --              805,641           25,895,524                   --
      Realized gains (losses) on sale of
        investments.....................            1,666,126              873,557              139,263                   --
                                           ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...            1,666,126            1,679,198           26,034,787                   --
                                           ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................           16,522,108            6,239,811            9,833,446                   --
                                           ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           18,188,234            7,919,009           35,868,233                   --
                                           ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       17,107,375   $        8,338,779   $       33,134,132   $      (1,393,275)
                                           ==================   ==================   ==================   ==================

                                              FIDELITY VIP        FTVIPT FRANKLIN
                                                OVERSEAS         INCOME SECURITIES
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $           98,924   $       15,018,844
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................               63,212            2,651,326
      Administrative charges............                   --              585,837
                                           ------------------   ------------------
        Total expenses..................               63,212            3,237,163
                                           ------------------   ------------------
          Net investment income (loss)..               35,712           11,781,681
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......               17,023                   --
      Realized gains (losses) on sale of
        investments.....................            (108,458)            (143,328)
                                           ------------------   ------------------
          Net realized gains (losses)...             (91,435)            (143,328)
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................              930,242           12,601,025
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................              838,807           12,457,697
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $          874,519   $       24,239,378
                                           ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                             FTVIPT FRANKLIN                                               FTVIPT TEMPLETON
                                             SMALL CAP VALUE       FTVIPT MUTUAL      FTVIPT TEMPLETON        GLOBAL BOND
                                               SECURITIES        SHARES SECURITIES   FOREIGN SECURITIES       SECURITIES
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $          531,572   $        2,622,662   $        2,263,905   $       11,753,098
                                           ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             743,134            1,475,069            1,169,970            1,985,195
      Administrative charges.............             171,053              319,384              188,437              459,607
                                           ------------------   ------------------   ------------------   ------------------
        Total expenses...................             914,187            1,794,453            1,358,407            2,444,802
                                           ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)...           (382,615)              828,209              905,498            9,308,296
                                           ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --                   --                   --              295,061
      Realized gains (losses) on sale of
        investments......................              82,294            (351,542)            (666,651)               10,731
                                           ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)....              82,294            (351,542)            (666,651)              305,792
                                           ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................          11,355,727           14,415,530           11,238,272           12,966,460
                                           ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................          11,438,021           14,063,988           10,571,621           13,272,252
                                           ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       11,055,406   $       14,892,197   $       11,477,119   $       22,580,548
                                           ==================   ==================   ==================   ==================

                                                                                                             INVESCO V.I.
                                              INVESCO V.I.         INVESCO V.I.         INVESCO V.I.          VAN KAMPEN
                                               CORE EQUITY      GLOBAL REAL ESTATE  INTERNATIONAL GROWTH  AMERICAN FRANCHISE
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------  --------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $            2,368   $           86,923   $        2,626,464   $                --
                                           ------------------   ------------------  --------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................               3,659              201,136            2,097,940                 1,969
      Administrative charges.............                  --               45,723              476,642                    --
                                           ------------------   ------------------  --------------------  -------------------
        Total expenses...................               3,659              246,859            2,574,582                 1,969
                                           ------------------   ------------------  --------------------  -------------------
          Net investment income (loss)...             (1,291)            (159,936)               51,882               (1,969)
                                           ------------------   ------------------  --------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --                   --                   --                    --
      Realized gains (losses) on sale of
        investments......................               9,182               14,912               76,597                 4,261
                                           ------------------   ------------------  --------------------  -------------------
          Net realized gains (losses)....               9,182               14,912               76,597                 4,261
                                           ------------------   ------------------  --------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................              23,282            4,220,926           24,064,007                 5,620
                                           ------------------   ------------------  --------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................              32,464            4,235,838           24,140,604                 9,881
                                           ------------------   ------------------  --------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $           31,173   $        4,075,902   $       24,192,486   $             7,912
                                           ==================   ==================  ====================  ===================

                                              INVESCO V.I.         INVESCO V.I.
                                               VAN KAMPEN           VAN KAMPEN
                                             AMERICAN VALUE      EQUITY AND INCOME
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $          401,458   $        8,625,926
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             650,519            5,322,372
      Administrative charges.............             147,660            1,170,673
                                           ------------------   ------------------
        Total expenses...................             798,179            6,493,045
                                           ------------------   ------------------
          Net investment income (loss)...           (396,721)            2,132,881
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --                   --
      Realized gains (losses) on sale of
        investments......................             295,908              987,347
                                           ------------------   ------------------
          Net realized gains (losses)....             295,908              987,347
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................           7,999,839           43,230,491
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................           8,295,747           44,217,838
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        7,899,026   $       46,350,719
                                           ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                             INVESCO V.I.                                 LMPVET               LMPVET
                                              VAN KAMPEN           JANUS ASPEN     CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                           GROWTH AND INCOME        WORLDWIDE        AGGRESSIVE GROWTH      APPRECIATION
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------  -------------------- --------------------
INVESTMENT INCOME:
      Dividends.........................  $        3,312,167   $               46   $          773,169   $        4,591,608
                                          ------------------   ------------------  -------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           2,740,480                   45            2,187,028            3,053,294
      Administrative charges............             611,088                   --              449,492              660,419
                                          ------------------   ------------------  -------------------- --------------------
        Total expenses..................           3,351,568                   45            2,636,520            3,713,713
                                          ------------------   ------------------  -------------------- --------------------
          Net investment income (loss)..            (39,401)                    1          (1,863,351)              877,895
                                          ------------------   ------------------  -------------------- --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                  --                   --            7,072,219                   --
      Realized gains (losses) on sale of
        investments.....................             215,131                    9            2,885,580              276,468
                                          ------------------   ------------------  -------------------- --------------------
          Net realized gains (losses)...             215,131                    9            9,957,799              276,468
                                          ------------------   ------------------  -------------------- --------------------
      Change in unrealized gains (losses)
        on investments..................          27,777,291                  896           19,162,336           32,185,472
                                          ------------------   ------------------  -------------------- --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................          27,992,422                  905           29,120,135           32,461,940
                                          ------------------   ------------------  -------------------- --------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $       27,953,021   $              906   $       27,256,784   $       33,339,835
                                          ==================   ==================  ==================== ====================

                                                LMPVET               LMPVET
                                              CLEARBRIDGE     CLEARBRIDGE VARIABLE        LMPVET               LMPVET
                                            VARIABLE EQUITY        FUNDAMENTAL     CLEARBRIDGE VARIABLE CLEARBRIDGE VARIABLE
                                            INCOME BUILDER        ALL CAP VALUE      LARGE CAP GROWTH      LARGE CAP VALUE
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------  -------------------- -------------------- --------------------
INVESTMENT INCOME:
      Dividends.........................  $        3,663,158   $        1,746,245   $           29,992   $          108,261
                                          ------------------  -------------------- -------------------- --------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           1,424,976            1,219,140               70,500               69,073
      Administrative charges............             302,192              255,232               11,473               11,437
                                          ------------------  -------------------- -------------------- --------------------
        Total expenses..................           1,727,168            1,474,372               81,973               80,510
                                          ------------------  -------------------- -------------------- --------------------
          Net investment income (loss)..           1,935,990              271,873             (51,981)               27,751
                                          ------------------  -------------------- -------------------- --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                  --                   --              277,085                4,691
      Realized gains (losses) on sale of
        investments.....................         (1,496,446)            (234,300)              204,368               45,777
                                          ------------------  -------------------- -------------------- --------------------
          Net realized gains (losses)...         (1,496,446)            (234,300)              481,453               50,468
                                          ------------------  -------------------- -------------------- --------------------
      Change in unrealized gains (losses)
        on investments..................          13,043,194           12,653,901              353,548              510,271
                                          ------------------  -------------------- -------------------- --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................          11,546,748           12,419,601              835,001              560,739
                                          ------------------  -------------------- -------------------- --------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $       13,482,738   $       12,691,474   $          783,020   $          588,490
                                          ==================  ==================== ==================== ====================


                                                 LMPVET         LMPVET INVESTMENT
                                          CLEARBRIDGE VARIABLE  COUNSEL VARIABLE
                                            SMALL CAP GROWTH    SOCIAL AWARENESS
                                               SUB-ACCOUNT         SUB-ACCOUNT
                                          -------------------- ------------------
INVESTMENT INCOME:
      Dividends.........................   $          230,128  $            4,493
                                          -------------------- ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              660,954               5,747
      Administrative charges............              137,739               1,059
                                          -------------------- ------------------
        Total expenses..................              798,693               6,806
                                          -------------------- ------------------
          Net investment income (loss)..            (568,565)             (2,313)
                                          -------------------- ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......            2,603,370                  --
      Realized gains (losses) on sale of
        investments.....................              551,269              18,868
                                          -------------------- ------------------
          Net realized gains (losses)...            3,154,639              18,868
                                          -------------------- ------------------
      Change in unrealized gains (losses)
        on investments..................            5,466,771              26,419
                                          -------------------- ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................            8,621,410              45,287
                                          -------------------- ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $        8,052,845  $           42,974
                                          ==================== ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                                 LMPVET               LMPVET               LMPVET           LMPVIT WESTERN
                                           VARIABLE LIFESTYLE   VARIABLE LIFESTYLE   VARIABLE LIFESTYLE  ASSET VARIABLE GLOBAL
                                             ALLOCATION 50%       ALLOCATION 70%       ALLOCATION 85%       HIGH YIELD BOND
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------  ---------------------
INVESTMENT INCOME:
      Dividends.........................   $          857,523   $           64,723   $        1,393,092   $        6,353,732
                                           ------------------   ------------------   ------------------  ---------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              332,886               41,111              840,689              984,730
      Administrative charges............               73,048                7,519              190,065              203,374
                                           ------------------   ------------------   ------------------  ---------------------
        Total expenses..................              405,934               48,630            1,030,754            1,188,104
                                           ------------------   ------------------   ------------------  ---------------------
          Net investment income (loss)..              451,589               16,093              362,338            5,165,628
                                           ------------------   ------------------   ------------------  ---------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                   --                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................              110,528               48,643              528,492             (68,307)
                                           ------------------   ------------------   ------------------  ---------------------
          Net realized gains (losses)...              110,528               48,643              528,492             (68,307)
                                           ------------------   ------------------   ------------------  ---------------------
      Change in unrealized gains (losses)
        on investments..................            2,456,921              296,816            8,931,921            7,182,092
                                           ------------------   ------------------   ------------------  ---------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................            2,567,449              345,459            9,460,413            7,113,785
                                           ------------------   ------------------   ------------------  ---------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $        3,019,038   $          361,552   $        9,822,751   $       12,279,413
                                           ==================   ==================   ==================  =====================

                                                                                                                MIST
                                                                                                          ALLIANCEBERNSTEIN
                                                 MFS VIT             MFS VIT                               GLOBAL DYNAMIC
                                             INVESTORS TRUST      NEW DISCOVERY      MFS VIT RESEARCH        ALLOCATION
                                               SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------  ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $              175  $               --   $              385   $        2,246,846
                                           ------------------  ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................                  365                 602                  684           28,077,725
      Administrative charges............                   --                  --                   --            5,904,772
                                           ------------------  ------------------   ------------------   ------------------
        Total expenses..................                  365                 602                  684           33,982,497
                                           ------------------  ------------------   ------------------   ------------------
          Net investment income (loss)..                (190)               (602)                (299)         (31,735,651)
                                           ------------------  ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                   --               3,978                   --               48,252
      Realized gains (losses) on sale of
        investments.....................                2,707                 371                  603               20,087
                                           ------------------  ------------------   ------------------   ------------------
          Net realized gains (losses)...                2,707               4,349                  603               68,339
                                           ------------------  ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................                2,028               3,991                6,684          215,787,760
                                           ------------------  ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................                4,735               8,340                7,287          215,856,099
                                           ------------------  ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $            4,545  $            7,738   $            6,988   $      184,120,448
                                           ==================  ==================   ==================   ==================


                                              MIST AMERICAN
                                             FUNDS BALANCED        MIST AMERICAN
                                               ALLOCATION           FUNDS BOND
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $       52,019,008   $        9,166,983
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           39,853,916            4,690,679
      Administrative charges............            7,720,979              895,091
                                           ------------------   ------------------
        Total expenses..................           47,574,895            5,585,770
                                           ------------------   ------------------
          Net investment income (loss)..            4,444,113            3,581,213
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......           31,567,025            1,781,340
      Realized gains (losses) on sale of
        investments.....................           28,561,129            3,445,485
                                           ------------------   ------------------
          Net realized gains (losses)...           60,128,154            5,226,825
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................          273,656,262            2,725,888
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................          333,784,416            7,952,713
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $      338,228,529   $       11,533,926
                                           ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                              MIST AMERICAN                                                   MIST AMERICAN
                                              FUNDS GROWTH         MIST AMERICAN         MIST AMERICAN       FUNDS MODERATE
                                               ALLOCATION          FUNDS GROWTH       FUNDS INTERNATIONAL      ALLOCATION
                                               SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   --------------------  ------------------
INVESTMENT INCOME:
      Dividends..........................  $       17,940,228   $        1,879,840   $         4,817,519   $       35,559,512
                                           ------------------   ------------------   --------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................          19,627,920            7,335,101             4,025,560           22,523,072
      Administrative charges.............           3,725,579            1,412,945               773,988            4,372,496
                                           ------------------   ------------------   --------------------  ------------------
        Total expenses...................          23,353,499            8,748,046             4,799,548           26,895,568
                                           ------------------   ------------------   --------------------  ------------------
          Net investment income (loss)...         (5,413,271)          (6,868,206)                17,971            8,663,944
                                           ------------------   ------------------   --------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --              148,149                    --           23,246,862
      Realized gains (losses) on sale of
        investments......................          26,669,090           20,267,794             1,359,920           15,907,459
                                           ------------------   ------------------   --------------------  ------------------
          Net realized gains (losses)....          26,669,090           20,415,943             1,359,920           39,154,321
                                           ------------------   ------------------   --------------------  ------------------
      Change in unrealized gains (losses)
        on investments...................         175,144,743           67,309,082            43,278,221          103,394,103
                                           ------------------   ------------------   --------------------  ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................         201,813,833           87,725,025            44,638,141          142,548,424
                                           ------------------   ------------------   --------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $      196,400,562   $       80,856,819   $        44,656,112   $      151,212,368
                                           ==================   ==================   ====================  ==================

                                                 MIST AQR          MIST BLACKROCK
                                                GLOBAL RISK        GLOBAL TACTICAL      MIST BLACKROCK       MIST BLACKROCK
                                                 BALANCED            STRATEGIES           HIGH YIELD         LARGE CAP CORE
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           -------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $        13,108,921   $               --   $       17,649,323   $          152,367
                                           -------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           35,205,609           48,053,253            3,396,816              214,976
      Administrative charges.............            7,388,806           10,082,010              629,040               35,858
                                           -------------------   ------------------   ------------------   ------------------
        Total expenses...................           42,594,415           58,135,263            4,025,856              250,834
                                           -------------------   ------------------   ------------------   ------------------
          Net investment income (loss)...         (29,485,494)         (58,135,263)           13,623,467             (98,467)
                                           -------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........           13,924,436               57,999            3,215,324                   --
      Realized gains (losses) on sale of
        investments......................                   --               72,204            1,807,904              204,327
                                           -------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)....           13,924,436              130,203            5,023,228              204,327
                                           -------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................          257,592,013          341,923,540           14,564,761            1,366,663
                                           -------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................          271,516,449          342,053,743           19,587,989            1,570,990
                                           -------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       242,030,955   $      283,918,480   $       33,211,456   $        1,472,523
                                           ===================   ==================   ==================   ==================


                                              MIST CLARION           MIST DREMAN
                                           GLOBAL REAL ESTATE      SMALL CAP VALUE
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $         3,353,388  $           194,282
                                           -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................            2,289,977              354,852
      Administrative charges.............              414,842               58,176
                                           -------------------  -------------------
        Total expenses...................            2,704,819              413,028
                                           -------------------  -------------------
          Net investment income (loss)...              648,569            (218,746)
                                           -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                   --                   --
      Realized gains (losses) on sale of
        investments......................          (1,249,413)              283,760
                                           -------------------  -------------------
          Net realized gains (losses)....          (1,249,413)              283,760
                                           -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................           35,559,210            2,823,277
                                           -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................           34,309,797            3,107,037
                                           -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        34,958,366  $         2,888,291
                                           ===================  ===================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                       MIST             MIST INVESCO
                                           MIST GOLDMAN SACHS     HARRIS OAKMARK        BALANCED-RISK        MIST INVESCO
                                              MID CAP VALUE        INTERNATIONAL         ALLOCATION        SMALL CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (b)        SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $          802,030   $        8,021,806   $        1,907,570   $               --
                                           ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           1,856,090            6,691,804            2,747,771            3,122,481
      Administrative charges.............             341,130            1,238,549              575,310              587,244
                                           ------------------   ------------------   ------------------   ------------------
        Total expenses...................           2,197,220            7,930,353            3,323,081            3,709,725
                                           ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)...         (1,395,190)               91,453          (1,415,511)          (3,709,725)
                                           ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --                   --            6,907,824           14,895,244
      Realized gains (losses) on sale of
        investments......................             565,819          (1,430,384)                   --            3,888,187
                                           ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)....             565,819          (1,430,384)            6,907,824           18,783,431
                                           ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................          21,341,212          121,937,845           10,868,519           19,533,978
                                           ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................          21,907,031          120,507,461           17,776,343           38,317,409
                                           ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       20,511,841   $      120,598,914   $       16,360,832   $       34,607,684
                                           ==================   ==================   ==================   ==================

                                                                                        MIST JPMORGAN       MIST LEGG MASON
                                                                   MIST JENNISON        GLOBAL ACTIVE         CLEARBRIDGE
                                            MIST JANUS FORTY     LARGE CAP EQUITY        ALLOCATION        AGGRESSIVE GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (b)        SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $          273,615   $          186,734   $          972,691   $           67,800
                                           ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           1,293,545              890,451            1,003,725            3,858,209
      Administrative charges.............             236,836              168,668              222,635              729,070
                                           ------------------   ------------------   ------------------   ------------------
        Total expenses...................           1,530,381            1,059,119            1,226,360            4,587,279
                                           ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)...         (1,256,766)            (872,385)            (253,669)          (4,519,479)
                                           ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --                   --            1,691,655                   --
      Realized gains (losses) on sale of
        investments......................           1,264,699            1,121,453                   --            4,996,289
                                           ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)....           1,264,699            1,121,453            1,691,655            4,996,289
                                           ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................          14,507,523            5,390,391            7,508,587           43,727,000
                                           ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................          15,772,222            6,511,844            9,200,242           48,723,289
                                           ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       14,515,456   $        5,639,459   $        8,946,573   $       44,203,810
                                           ==================   ==================   ==================   ==================


                                           MIST LOOMIS SAYLES    MIST LORD ABBETT
                                             GLOBAL MARKETS       BOND DEBENTURE
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $        4,055,029   $       19,035,785
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           2,346,982            3,690,886
      Administrative charges.............             439,659              645,694
                                           ------------------   ------------------
        Total expenses...................           2,786,641            4,336,580
                                           ------------------   ------------------
          Net investment income (loss)...           1,268,388           14,699,205
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --                   --
      Realized gains (losses) on sale of
        investments......................           2,390,289            1,754,535
                                           ------------------   ------------------
          Net realized gains (losses)....           2,390,289            1,754,535
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................          20,641,146           11,202,166
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................          23,031,435           12,956,701
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       24,299,823   $       27,655,906
                                           ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                      MIST           MIST MET/FRANKLIN
                                           MIST LORD ABBETT      MET/EATON VANCE       LOW DURATION       MIST MET/FRANKLIN
                                             MID CAP VALUE        FLOATING RATE        TOTAL RETURN         MUTUAL SHARES
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $          542,359   $        1,704,700   $          672,671   $          909,524
                                          ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           1,837,516              685,202              465,901            2,130,089
      Administrative charges............             338,034              126,127               88,528              403,131
                                          ------------------   ------------------   ------------------   ------------------
        Total expenses..................           2,175,550              811,329              554,429            2,533,220
                                          ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..         (1,633,191)              893,371              118,242          (1,623,696)
                                          ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                  --              144,691                   --           27,637,344
      Realized gains (losses) on sale of
        investments.....................           2,663,619               71,221               24,752            (760,309)
                                          ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...           2,663,619              215,912               24,752           26,877,035
                                          ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................          15,199,656            1,524,996              737,426          (6,849,190)
                                          ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................          17,863,275            1,740,908              762,178           20,027,845
                                          ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $       16,230,084   $        2,634,279   $          880,420   $       18,404,149
                                          ==================   ==================   ==================   ==================

                                           MIST MET/FRANKLIN
                                               TEMPLETON       MIST MET/TEMPLETON   MIST MET/TEMPLETON      MIST METLIFE
                                           FOUNDING STRATEGY         GROWTH         INTERNATIONAL BOND   AGGRESSIVE STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   ------------------   -------------------
INVESTMENT INCOME:
      Dividends.........................  $       24,742,931   $          846,760   $        5,664,422   $        3,504,883
                                          ------------------   ------------------   ------------------   -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           8,186,377              649,181              711,257            7,474,356
      Administrative charges............           1,551,104              135,223              138,713            1,379,377
                                          ------------------   ------------------   ------------------   -------------------
        Total expenses..................           9,737,481              784,404              849,970            8,853,733
                                          ------------------   ------------------   ------------------   -------------------
          Net investment income (loss)..          15,005,450               62,356            4,814,452          (5,348,850)
                                          ------------------   ------------------   ------------------   -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......          10,149,420            1,977,956                   --                   --
      Realized gains (losses) on sale of
        investments.....................           9,253,848            (410,803)            (394,426)          (2,155,955)
                                          ------------------   ------------------   ------------------   -------------------
          Net realized gains (losses)...          19,403,268            1,567,153            (394,426)          (2,155,955)
                                          ------------------   ------------------   ------------------   -------------------
      Change in unrealized gains (losses)
        on investments..................          47,531,480            8,444,427            1,944,505           83,183,465
                                          ------------------   ------------------   ------------------   -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................          66,934,748           10,011,580            1,550,079           81,027,510
                                          ------------------   ------------------   ------------------   -------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $       81,940,198   $       10,073,936   $        6,364,531   $       75,678,660
                                          ==================   ==================   ==================   ===================


                                             MIST METLIFE         MIST METLIFE
                                             BALANCED PLUS      BALANCED STRATEGY
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $            4,847   $      151,181,125
                                          ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................          42,464,659           94,479,433
      Administrative charges............           9,055,833           17,707,187
                                          ------------------   ------------------
        Total expenses..................          51,520,492          112,186,620
                                          ------------------   ------------------
          Net investment income (loss)..        (51,515,645)           38,994,505
                                          ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                  --                   --
      Realized gains (losses) on sale of
        investments.....................                  --           19,597,212
                                          ------------------   ------------------
          Net realized gains (losses)...                  --           19,597,212
                                          ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................         424,121,430          737,960,714
                                          ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................         424,121,430          757,557,926
                                          ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $      372,605,785   $      796,552,431
                                          ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                              MIST METLIFE         MIST METLIFE         MIST METLIFE      MIST METLIFE MULTI-
                                           DEFENSIVE STRATEGY     GROWTH STRATEGY     MODERATE STRATEGY   INDEX TARGETED RISK
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (c)
                                           ------------------   ------------------   ------------------   -------------------
INVESTMENT INCOME:
      Dividends.........................   $       64,278,964   $       85,017,566   $       92,367,939   $               --
                                           ------------------   ------------------   ------------------   -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           30,590,232           70,733,509           46,497,387                6,473
      Administrative charges............            5,709,716           12,902,206            8,739,289                1,505
                                           ------------------   ------------------   ------------------   -------------------
        Total expenses..................           36,299,948           83,635,715           55,236,676                7,978
                                           ------------------   ------------------   ------------------   -------------------
          Net investment income (loss)..           27,979,016            1,381,851           37,131,263              (7,978)
                                           ------------------   ------------------   ------------------   -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......           19,576,053                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................           21,032,298         (22,087,133)           22,204,509                   --
                                           ------------------   ------------------   ------------------   -------------------
          Net realized gains (losses)...           40,608,351         (22,087,133)           22,204,509                   --
                                           ------------------   ------------------   ------------------   -------------------
      Change in unrealized gains (losses)
        on investments..................          131,200,155          680,222,228          287,329,954               89,193
                                           ------------------   ------------------   ------------------   -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................          171,808,506          658,135,095          309,534,463               89,193
                                           ------------------   ------------------   ------------------   -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $      199,787,522   $      659,516,946   $      346,665,726   $           81,215
                                           ==================   ==================   ==================   ===================

                                                                       MIST
                                            MIST MFS EMERGING      MFS RESEARCH                           MIST MORGAN STANLEY
                                             MARKETS EQUITY        INTERNATIONAL      MIST MLA MID CAP      MID CAP GROWTH
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   -------------------
INVESTMENT INCOME:
      Dividends.........................   $        3,142,052   $        5,662,946   $          588,071   $               --
                                           ------------------   ------------------   ------------------   -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            5,478,722            4,076,592            1,976,237            1,697,688
      Administrative charges............            1,049,667              727,503              356,837              346,061
                                           ------------------   ------------------   ------------------   -------------------
        Total expenses..................            6,528,389            4,804,095            2,333,074            2,043,749
                                           ------------------   ------------------   ------------------   -------------------
          Net investment income (loss)..          (3,386,337)              858,851          (1,745,003)          (2,043,749)
                                           ------------------   ------------------   ------------------   -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                   --                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................            1,870,263          (3,635,460)            (691,263)              158,086
                                           ------------------   ------------------   ------------------   -------------------
          Net realized gains (losses)...            1,870,263          (3,635,460)            (691,263)              158,086
                                           ------------------   ------------------   ------------------   -------------------
      Change in unrealized gains (losses)
        on investments..................           66,406,442           44,865,003            6,558,042           10,495,708
                                           ------------------   ------------------   ------------------   -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           68,276,705           41,229,543            5,866,779           10,653,794
                                           ------------------   ------------------   ------------------   -------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       64,890,368   $       42,088,394   $        4,121,776   $        8,610,045
                                           ==================   ==================   ==================   ===================

                                                  MIST
                                             PIMCO INFLATION           MIST
                                             PROTECTED BOND     PIMCO TOTAL RETURN
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $       30,234,230   $       68,713,635
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           13,473,288           29,274,123
      Administrative charges............            2,512,344            5,373,261
                                           ------------------   ------------------
        Total expenses..................           15,985,632           34,647,384
                                           ------------------   ------------------
          Net investment income (loss)..           14,248,598           34,066,251
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......           59,455,538                   --
      Realized gains (losses) on sale of
        investments.....................            4,114,367            8,990,391
                                           ------------------   ------------------
          Net realized gains (losses)...           63,569,905            8,990,391
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................          (6,836,618)          116,050,383
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           56,733,287          125,040,774
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       70,981,885   $      159,107,025
                                           ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                  MIST             MIST PIONEER         MIST PYRAMIS           MIST RCM
                                              PIONEER FUND       STRATEGIC INCOME     GOVERNMENT INCOME       TECHNOLOGY
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $        2,890,360   $       33,788,475   $          109,409   $               --
                                           ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            2,277,997            8,177,469            8,432,644            1,532,613
      Administrative charges............              500,487            1,792,268            1,794,575              275,967
                                           ------------------   ------------------   ------------------   ------------------
        Total expenses..................            2,778,484            9,969,737           10,227,219            1,808,580
                                           ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..              111,876           23,818,738         (10,117,810)          (1,808,580)
                                           ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                   --            2,600,932              855,156           13,512,734
      Realized gains (losses) on sale of
        investments.....................              453,975              600,717              635,217              884,785
                                           ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...              453,975            3,201,649            1,490,373           14,397,519
                                           ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................           15,646,585           39,967,597           18,800,148          (2,444,044)
                                           ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           16,100,560           43,169,246           20,290,521           11,953,475
                                           ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       16,212,436   $       66,987,984   $       10,172,711   $       10,144,895
                                           ==================   ==================   ==================   ==================

                                             MIST SCHRODERS      MIST SSGA GROWTH         MIST SSGA       MIST T. ROWE PRICE
                                           GLOBAL MULTI-ASSET     AND INCOME ETF         GROWTH ETF         LARGE CAP VALUE
                                             SUB-ACCOUNT (b)        SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $        1,376,974   $       35,751,468   $        8,740,093   $        7,975,067
                                           ------------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              722,768           18,916,463            5,790,822            7,231,115
      Administrative charges............              154,090            3,743,643            1,119,592              940,886
                                           ------------------   ------------------   ------------------   ------------------
        Total expenses..................              876,858           22,660,106            6,910,414            8,172,001
                                           ------------------   ------------------   ------------------   ------------------
          Net investment income (loss)..              500,116           13,091,362            1,829,679            (196,934)
                                           ------------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......            3,101,742           33,344,539           16,359,157                   --
      Realized gains (losses) on sale of
        investments.....................                   --            8,791,575            6,997,295          (4,291,658)
                                           ------------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...            3,101,742           42,136,114           23,356,452          (4,291,658)
                                           ------------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................            3,115,131           98,280,740           28,469,195           84,038,159
                                           ------------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................            6,216,873          140,416,854           51,825,647           79,746,501
                                           ------------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $        6,716,989   $      153,508,216   $       53,655,326   $       79,549,567
                                           ==================   ==================   ==================   ==================

                                           MIST T. ROWE PRICE    MIST THIRD AVENUE
                                             MID CAP GROWTH       SMALL CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................   $               --   $               --
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            6,261,213            4,133,855
      Administrative charges............            1,169,432              740,458
                                           ------------------   ------------------
        Total expenses..................            7,430,645            4,874,313
                                           ------------------   ------------------
          Net investment income (loss)..          (7,430,645)          (4,874,313)
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......           60,233,873                   --
      Realized gains (losses) on sale of
        investments.....................            5,891,917            4,677,378
                                           ------------------   ------------------
          Net realized gains (losses)...           66,125,790            4,677,378
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................          (7,225,269)           44,432,620
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           58,900,521           49,109,998
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......   $       51,469,876   $       44,235,685
                                           ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                                                                                            MSF BARCLAYS
                                              MIST TURNER        MIST VAN KAMPEN    MSF BAILLIE GIFFORD   CAPITAL AGGREGATE
                                            MID CAP GROWTH          COMSTOCK        INTERNATIONAL STOCK      BOND INDEX
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------   -------------------  ------------------
INVESTMENT INCOME:
      Dividends.........................  $               --   $        3,733,509   $           30,939   $        4,952,106
                                          ------------------   ------------------   -------------------  ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           1,151,839            3,697,609               37,590            1,870,526
      Administrative charges............             211,878              765,755                6,482              338,409
                                          ------------------   ------------------   -------------------  ------------------
        Total expenses..................           1,363,717            4,463,364               44,072            2,208,935
                                          ------------------   ------------------   -------------------  ------------------
          Net investment income (loss)..         (1,363,717)            (729,855)             (13,133)            2,743,171
                                          ------------------   ------------------   -------------------  ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......          13,978,901                   --                   --                   --
      Realized gains (losses) on sale of
        investments.....................             109,127            5,346,575            (385,254)              313,783
                                          ------------------   ------------------   -------------------  ------------------
          Net realized gains (losses)...          14,088,028            5,346,575            (385,254)              313,783
                                          ------------------   ------------------   -------------------  ------------------
      Change in unrealized gains (losses)
        on investments..................         (9,017,076)           43,146,332              847,778            (228,315)
                                          ------------------   ------------------   -------------------  ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           5,070,952           48,492,907              462,524               85,468
                                          ------------------   ------------------   -------------------  ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $        3,707,235   $       47,763,052   $          449,391   $        2,828,639
                                          ==================   ==================   ===================  ==================

                                                                                       MSF BLACKROCK
                                             MSF BLACKROCK        MSF BLACKROCK      LEGACY LARGE CAP      MSF BLACKROCK
                                              BOND INCOME        LARGE CAP VALUE          GROWTH           MONEY MARKET
                                              SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT
                                          ------------------   ------------------   ------------------  -------------------
INVESTMENT INCOME:
      Dividends.........................  $        1,325,629   $           48,132   $           39,629  $                --
                                          ------------------   ------------------   ------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges.........................             787,666               40,142              176,442            7,617,573
      Administrative charges............             116,816                   --               27,397            1,418,834
                                          ------------------   ------------------   ------------------  -------------------
        Total expenses..................             904,482               40,142              203,839            9,036,407
                                          ------------------   ------------------   ------------------  -------------------
          Net investment income (loss)..             421,147                7,990            (164,210)          (9,036,407)
                                          ------------------   ------------------   ------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......             335,287              468,825                   --                   --
      Realized gains (losses) on sale of
        investments.....................             275,201             (81,288)              625,272                   --
                                          ------------------   ------------------   ------------------  -------------------
          Net realized gains (losses)...             610,488              387,537              625,272                   --
                                          ------------------   ------------------   ------------------  -------------------
      Change in unrealized gains (losses)
        on investments..................           1,764,307             (36,111)            1,002,738                   --
                                          ------------------   ------------------   ------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           2,374,795              351,426            1,628,010                   --
                                          ------------------   ------------------   ------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $        2,795,942   $          359,416   $        1,463,800  $       (9,036,407)
                                          ==================   ==================   ==================  ===================


                                               MSF DAVIS             MSF FI
                                             VENTURE VALUE        VALUE LEADERS
                                              SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $        4,360,068   $           57,520
                                          ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           8,280,525               77,806
      Administrative charges............           1,500,061               12,773
                                          ------------------   ------------------
        Total expenses..................           9,780,586               90,579
                                          ------------------   ------------------
          Net investment income (loss)..         (5,420,518)             (33,059)
                                          ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                  --                   --
      Realized gains (losses) on sale of
        investments.....................          16,667,444             (59,964)
                                          ------------------   ------------------
          Net realized gains (losses)...          16,667,444             (59,964)
                                          ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................          50,920,457              720,622
                                          ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................          67,587,901              660,658
                                          ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $       62,167,383   $          627,599
                                          ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                                   MSF           MSF LOOMIS SAYLES    MSF LOOMIS SAYLES      MSF MET/ARTISAN
                                             JENNISON GROWTH      SMALL CAP CORE      SMALL CAP GROWTH        MID CAP VALUE
                                               SUB-ACCOUNT          SUB-ACCOUNT        SUB-ACCOUNT (b)         SUB-ACCOUNT
                                           ------------------   ------------------   -------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $           43,984   $               --   $                --   $        1,774,251
                                           ------------------   ------------------   -------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           5,765,036              175,394                    86            3,031,412
      Administrative charges.............           1,045,030               29,334                    23              520,458
                                           ------------------   ------------------   -------------------   ------------------
        Total expenses...................           6,810,066              204,728                   109            3,551,870
                                           ------------------   ------------------   -------------------   ------------------
          Net investment income (loss)...         (6,766,082)            (204,728)                 (109)          (1,777,619)
                                           ------------------   ------------------   -------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........          50,843,572              294,770                    --                   --
      Realized gains (losses) on sale of
        investments......................           1,401,403              292,010                     1          (3,905,883)
                                           ------------------   ------------------   -------------------   ------------------
          Net realized gains (losses)....          52,244,975              586,780                     1          (3,905,883)
                                           ------------------   ------------------   -------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................        (18,349,887)              882,105                 1,023           26,191,820
                                           ------------------   ------------------   -------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................          33,895,088            1,468,885                 1,024           22,285,937
                                           ------------------   ------------------   -------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       27,129,006   $        1,264,157   $               915   $       20,508,318
                                           ==================   ==================   ===================   ==================

                                            MSF MET/DIMENSIONAL      MSF METLIFE          MSF METLIFE
                                            INTERNATIONAL SMALL     CONSERVATIVE        CONSERVATIVE TO        MSF METLIFE
                                                  COMPANY            ALLOCATION       MODERATE ALLOCATION  MID CAP STOCK INDEX
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           --------------------  ------------------   -------------------  -------------------
INVESTMENT INCOME:
      Dividends..........................  $         1,111,270   $          319,072   $          213,285   $          693,244
                                           --------------------  ------------------   -------------------  -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              682,640              141,780              109,543            1,111,891
      Administrative charges.............              127,190               24,512               18,171              153,970
                                           --------------------  ------------------   -------------------  -------------------
        Total expenses...................              809,830              166,292              127,714            1,265,861
                                           --------------------  ------------------   -------------------  -------------------
          Net investment income (loss)...              301,440              152,780               85,571            (572,617)
                                           --------------------  ------------------   -------------------  -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........            4,722,023              265,192               23,075            3,671,540
      Realized gains (losses) on sale of
        investments......................            (731,587)              228,751               99,687              699,396
                                           --------------------  ------------------   -------------------  -------------------
          Net realized gains (losses)....            3,990,436              493,943              122,762            4,370,936
                                           --------------------  ------------------   -------------------  -------------------
      Change in unrealized gains (losses)
        on investments...................            3,392,556               57,363              444,706            8,138,980
                                           --------------------  ------------------   -------------------  -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................            7,382,992              551,306              567,468           12,509,916
                                           --------------------  ------------------   -------------------  -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $         7,684,432   $          704,086   $          653,039   $       11,937,299
                                           ====================  ==================   ===================  ===================

                                                                     MSF METLIFE
                                               MSF METLIFE           MODERATE TO
                                           MODERATE ALLOCATION  AGGRESSIVE ALLOCATION
                                               SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------  ---------------------
INVESTMENT INCOME:
      Dividends..........................  $         1,029,770  $           973,951
                                           -------------------  ---------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              644,014              758,317
      Administrative charges.............              108,293              128,233
                                           -------------------  ---------------------
        Total expenses...................              752,307              886,550
                                           -------------------  ---------------------
          Net investment income (loss)...              277,463               87,401
                                           -------------------  ---------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                   --                   --
      Realized gains (losses) on sale of
        investments......................              338,723             (18,329)
                                           -------------------  ---------------------
          Net realized gains (losses)....              338,723             (18,329)
                                           -------------------  ---------------------
      Change in unrealized gains (losses)
        on investments...................            3,990,206            6,305,708
                                           -------------------  ---------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................            4,328,929            6,287,379
                                           -------------------  ---------------------
      Net increase (decrease) in net assets
        resulting from operations........  $         4,606,392  $         6,374,780
                                           ===================  =====================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012



                                               MSF METLIFE              MSF                  MSF                MSF MSCI
                                               STOCK INDEX       MFS TOTAL RETURN         MFS VALUE            EAFE INDEX
                                               SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           ------------------   ------------------   ------------------   -------------------
INVESTMENT INCOME:
      Dividends..........................  $        6,308,984   $          999,550   $          914,966   $         2,177,079
                                           ------------------   ------------------   ------------------   -------------------
EXPENSES:
      Mortality and expense risk
        charges..........................           6,007,284              508,431              698,498               973,324
      Administrative charges.............             878,425               66,257              102,173               149,032
                                           ------------------   ------------------   ------------------   -------------------
        Total expenses...................           6,885,709              574,688              800,671             1,122,356
                                           ------------------   ------------------   ------------------   -------------------
          Net investment income (loss)...           (576,725)              424,862              114,295             1,054,723
                                           ------------------   ------------------   ------------------   -------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........           2,812,721                   --              651,999                    --
      Realized gains (losses) on sale of
        investments......................          14,175,505            (156,072)              485,912             (680,643)
                                           ------------------   ------------------   ------------------   -------------------
          Net realized gains (losses)....          16,988,226            (156,072)            1,137,911             (680,643)
                                           ------------------   ------------------   ------------------   -------------------
      Change in unrealized gains (losses)
        on investments...................          36,899,374            3,058,830            5,105,739            11,210,227
                                           ------------------   ------------------   ------------------   -------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................          53,887,600            2,902,758            6,243,650            10,529,584
                                           ------------------   ------------------   ------------------   -------------------
      Net increase (decrease) in net assets
        resulting from operations........  $       53,310,875   $        3,327,620   $        6,357,945   $        11,584,307
                                           ==================   ==================   ==================   ===================


                                              MSF NEUBERGER        MSF OPPENHEIMER            MSF           MSF T. ROWE PRICE
                                             BERMAN GENESIS         GLOBAL EQUITY     RUSSELL 2000 INDEX    LARGE CAP GROWTH
                                               SUB-ACCOUNT           SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   -------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $           39,229   $           135,256   $          667,163   $               --
                                           ------------------   -------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             159,754               118,547              991,971               22,430
      Administrative charges.............               3,780                24,205              164,597                4,132
                                           ------------------   -------------------   ------------------   ------------------
        Total expenses...................             163,534               142,752            1,156,568               26,562
                                           ------------------   -------------------   ------------------   ------------------
          Net investment income (loss)...           (124,305)               (7,496)            (489,405)             (26,562)
                                           ------------------   -------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                  --                    --                   --                   --
      Realized gains (losses) on sale of
        investments......................           (160,855)                25,191            3,012,181              134,449
                                           ------------------   -------------------   ------------------   ------------------
          Net realized gains (losses)....           (160,855)                25,191            3,012,181              134,449
                                           ------------------   -------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................           1,235,418             1,707,146            8,632,997              129,142
                                           ------------------   -------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................           1,074,563             1,732,337           11,645,178              263,591
                                           ------------------   -------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $          950,258   $         1,724,841   $       11,155,773   $          237,029
                                           ==================   ===================   ==================   ==================

                                                                    MSF VAN ECK
                                            MSF T. ROWE PRICE     GLOBAL NATURAL
                                            SMALL CAP GROWTH         RESOURCES
                                               SUB-ACCOUNT          SUB-ACCOUNT
                                           ------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $               --   $               --
                                           ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................             109,522            1,454,758
      Administrative charges.............              11,136              280,503
                                           ------------------   ------------------
        Total expenses...................             120,658            1,735,261
                                           ------------------   ------------------
          Net investment income (loss)...           (120,658)          (1,735,261)
                                           ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........             763,816            7,796,267
      Realized gains (losses) on sale of
        investments......................             344,280          (2,357,843)
                                           ------------------   ------------------
          Net realized gains (losses)....           1,108,096            5,438,424
                                           ------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................              44,932          (1,471,349)
                                           ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................           1,153,028            3,967,075
                                           ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $        1,032,370   $        2,231,814
                                           ==================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONTINUED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                           MSF WESTERN ASSET                                              OPPENHEIMER VA
                                              MANAGEMENT            NEUBERGER        OPPENHEIMER VA      GLOBAL STRATEGIC
                                            U.S. GOVERNMENT      BERMAN GENESIS         CORE BOND             INCOME
                                              SUB-ACCOUNT          SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT
                                          ------------------   ------------------  ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $        5,537,253   $               17  $              444   $              259
                                          ------------------   ------------------  ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................           3,660,705                   69                 133                   60
      Administrative charges............             753,743                   --                  --                   --
                                          ------------------   ------------------  ------------------   ------------------
        Total expenses..................           4,414,448                   69                 133                   60
                                          ------------------   ------------------  ------------------   ------------------
          Net investment income (loss)..           1,122,805                 (52)                 311                  199
                                          ------------------   ------------------  ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                  --                  324                  --                   48
      Realized gains (losses) on sale of
        investments.....................             531,096                   24               (598)                    6
                                          ------------------   ------------------  ------------------   ------------------
          Net realized gains (losses)...             531,096                  348               (598)                   54
                                          ------------------   ------------------  ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................           2,934,349                  363               1,084                  229
                                          ------------------   ------------------  ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................           3,465,445                  711                 486                  283
                                          ------------------   ------------------  ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $        4,588,250   $              659  $              797   $              482
                                          ==================   ==================  ==================   ==================

                                            OPPENHEIMER VA
                                              MAIN STREET       OPPENHEIMER VA       OPPENHEIMER VA         PIONEER VCT
                                           SMALL- & MID-CAP       MAIN STREET             MONEY          EMERGING MARKETS
                                              SUB-ACCOUNT         SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT
                                          -----------------   ------------------   ------------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $         297,283   $              810   $               11   $            1,734
                                          -----------------   ------------------   ------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................            999,254                1,322                1,601               11,241
      Administrative charges............            226,501                   --                   --                2,051
                                          -----------------   ------------------   ------------------   ------------------
        Total expenses..................          1,225,755                1,322                1,601               13,292
                                          -----------------   ------------------   ------------------   ------------------
          Net investment income (loss)..          (928,472)                (512)              (1,590)             (11,558)
                                          -----------------   ------------------   ------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                 --                   --                   --               25,653
      Realized gains (losses) on sale of
        investments.....................          1,063,609                4,748                   --                (375)
                                          -----------------   ------------------   ------------------   ------------------
          Net realized gains (losses)...          1,063,609                4,748                   --               25,278
                                          -----------------   ------------------   ------------------   ------------------
      Change in unrealized gains (losses)
        on investments..................         13,086,051               10,567                   --               54,203
                                          -----------------   ------------------   ------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................         14,149,660               15,315                   --               79,481
                                          -----------------   ------------------   ------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $      13,221,188   $           14,803   $          (1,590)   $           67,923
                                          =================   ==================   ==================   ==================


                                             PIONEER VCT          PIONEER VCT
                                            EQUITY INCOME      FUNDAMENTAL VALUE
                                             SUB-ACCOUNT          SUB-ACCOUNT
                                          -----------------   ------------------
INVESTMENT INCOME:
      Dividends.........................  $          20,238   $           20,927
                                          -----------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges.........................              7,625               26,883
      Administrative charges............              1,300                5,350
                                          -----------------   ------------------
        Total expenses..................              8,925               32,233
                                          -----------------   ------------------
          Net investment income (loss)..             11,313             (11,306)
                                          -----------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions.......                 --                   --
      Realized gains (losses) on sale of
        investments.....................              4,300               39,918
                                          -----------------   ------------------
          Net realized gains (losses)...              4,300               39,918
                                          -----------------   ------------------
      Change in unrealized gains (losses)
        on investments..................             22,355              154,904
                                          -----------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments..................             26,655              194,822
                                          -----------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations.......  $          37,968   $          183,516
                                          =================   ==================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                   STATEMENTS OF OPERATIONS -- (CONCLUDED)
                    FOR THE YEAR ENDED DECEMBER 31, 2012


                                           PIONEER VCT IBBOTSON PIONEER VCT IBBOTSON      PIONEER VCT           PIONEER VCT
                                             GROWTH ALLOCATION   MODERATE ALLOCATION     MID CAP VALUE      REAL ESTATE SHARES
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------- --------------------  -------------------   ------------------
INVESTMENT INCOME:
      Dividends..........................  $           325,307   $          684,817   $           449,587   $            5,682
                                           -------------------- --------------------  -------------------   ------------------
EXPENSES:
      Mortality and expense risk
        charges..........................              259,801              359,786               622,924                3,748
      Administrative charges.............               46,487               69,779               134,754                  669
                                           -------------------- --------------------  -------------------   ------------------
        Total expenses...................              306,288              429,565               757,678                4,417
                                           -------------------- --------------------  -------------------   ------------------
          Net investment income (loss)...               19,019              255,252             (308,091)                1,265
                                           -------------------- --------------------  -------------------   ------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                   --                   --                    --                   --
      Realized gains (losses) on sale of
        investments......................              369,421              292,055              (22,002)               26,262
                                           -------------------- --------------------  -------------------   ------------------
          Net realized gains (losses)....              369,421              292,055              (22,002)               26,262
                                           -------------------- --------------------  -------------------   ------------------
      Change in unrealized gains (losses)
        on investments...................            1,375,293            2,023,933             4,990,668                8,731
                                           -------------------- --------------------  -------------------   ------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................            1,744,714            2,315,988             4,968,666               34,993
                                           -------------------- --------------------  -------------------   ------------------
      Net increase (decrease) in net assets
        resulting from operations........  $         1,763,733   $        2,571,240   $         4,660,575   $           36,258
                                           ==================== ====================  ===================   ==================

                                               T. ROWE PRICE        T. ROWE PRICE        T. ROWE PRICE
                                               GROWTH STOCK      INTERNATIONAL STOCK     PRIME RESERVE     UIF U.S. REAL ESTATE
                                                SUB-ACCOUNT          SUB-ACCOUNT          SUB-ACCOUNT           SUB-ACCOUNT
                                           -------------------   -------------------  -------------------  --------------------
INVESTMENT INCOME:
      Dividends..........................  $            11,849   $            8,321   $                97   $          727,658
                                           -------------------   -------------------  -------------------  --------------------
EXPENSES:
      Mortality and expense risk
        charges..........................               59,272                6,155                 7,976            1,018,260
      Administrative charges.............                   --                   --                    --              214,880
                                           -------------------   -------------------  -------------------  --------------------
        Total expenses...................               59,272                6,155                 7,976            1,233,140
                                           -------------------   -------------------  -------------------  --------------------
          Net investment income (loss)...             (47,423)                2,166               (7,879)            (505,482)
                                           -------------------   -------------------  -------------------  --------------------
NET REALIZED AND CHANGE IN
   UNREALIZED GAINS (LOSSES)
   ON INVESTMENTS:
      Realized gain distributions........                   --                   --                    --                   --
      Realized gains (losses) on sale of
        investments......................              237,825              (5,645)                    --            (531,267)
                                           -------------------   -------------------  -------------------  --------------------
          Net realized gains (losses)....              237,825              (5,645)                    --            (531,267)
                                           -------------------   -------------------  -------------------  --------------------
      Change in unrealized gains (losses)
        on investments...................              849,311              113,047                    --           11,927,777
                                           -------------------   -------------------  -------------------  --------------------
      Net realized and change in
        unrealized gains (losses)
        on investments...................            1,087,136              107,402                    --           11,396,510
                                           -------------------   -------------------  -------------------  --------------------
      Net increase (decrease) in net assets
        resulting from operations........  $         1,039,713   $          109,568   $           (7,879)   $       10,891,028
                                           ===================   ===================  ===================  ====================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                     STATEMENTS OF CHANGES IN NET ASSETS
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011




                                      ALGER SMALL CAP GROWTH              AMERICAN FUNDS BOND
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------  ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     (722,308)  $      (758,722) $      1,653,836 $      2,043,442
   Net realized gains (losses)..      11,906,761           589,725          253,909          133,811
   Change in unrealized gains
     (losses) on investments....     (5,650,965)       (2,252,972)        2,948,249        2,454,102
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       5,533,488       (2,421,969)        4,855,994        4,631,355
                                 ---------------  ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       1,749,806         2,195,218       21,553,499       26,822,933
   Net transfers (including fixed
     account)...................     (2,146,454)       (2,247,756)        6,190,229        5,124,082
   Contract charges.............         (8,644)           (9,537)      (1,049,405)        (691,655)
   Transfers for contract benefits
     and terminations...........     (4,042,118)       (4,301,291)      (9,034,568)      (5,392,500)
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (4,447,410)       (4,363,366)       17,659,755       25,862,860
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............       1,086,078       (6,785,335)       22,515,749       30,494,215
NET ASSETS:
   Beginning of year............      51,540,007        58,325,342      116,697,267       86,203,052
                                 ---------------  ---------------- ---------------- ----------------
   End of year.................. $    52,626,085  $     51,540,007 $    139,213,016 $    116,697,267
                                 ===============  ================ ================ ================

                                                                           AMERICAN FUNDS
                                  AMERICAN FUNDS GLOBAL GROWTH       GLOBAL SMALL CAPITALIZATION         AMERICAN FUNDS GROWTH
                                           SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- ---------------------------------
                                      2012             2011            2012              2011            2012             2011
                                 ---------------  --------------- ---------------  --------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $   (1,236,453)  $     (261,336) $       (8,448)  $      (14,877) $   (4,250,325)  $    (5,010,575)
   Net realized gains (losses)..         425,004          139,485       (334,212)        (139,499)       1,880,290           744,451
   Change in unrealized gains
     (losses) on investments....      43,480,973     (21,700,254)      13,744,703     (18,293,274)      97,631,196      (30,897,273)
                                 ---------------  --------------- ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      42,669,524     (21,822,105)      13,402,043     (18,447,650)      95,261,161      (35,163,397)
                                 ---------------  --------------- ---------------  --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      31,342,210       38,770,989      12,386,247       19,626,995      88,690,008       115,426,011
   Net transfers (including fixed
     account)...................     (1,972,607)      (3,648,129)       1,926,520          398,603    (11,631,864)      (29,884,170)
   Contract charges.............     (1,839,723)      (1,345,286)       (658,312)        (427,554)     (5,467,039)       (4,084,418)
   Transfers for contract benefits
     and terminations...........    (19,364,261)     (13,936,933)     (5,472,040)      (4,931,431)    (47,623,908)      (37,670,320)
                                 ---------------  --------------- ---------------  --------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       8,165,619       19,840,641       8,182,415       14,666,613      23,967,197        43,787,103
                                 ---------------  --------------- ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets............      50,835,143      (1,981,464)      21,584,458      (3,781,037)     119,228,358         8,623,706
NET ASSETS:
   Beginning of year............     200,460,185      202,441,649      76,801,888       80,582,925     577,437,630       568,813,924
                                 ---------------  --------------- ---------------  --------------- ---------------  ----------------
   End of year.................. $   251,295,328  $   200,460,185 $    98,386,346  $    76,801,888 $   696,665,988  $    577,437,630
                                 ===============  =============== ===============  =============== ===============  ================


                                   AMERICAN FUNDS GROWTH-INCOME           DWS I INTERNATIONAL
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- --------------------------------
                                       2012             2011             2012             2011
                                 ---------------- ---------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $        406,074 $        261,058 $       135,664  $        91,330
   Net realized gains (losses)..          800,760        (342,536)       (950,927)        (869,544)
   Change in unrealized gains
     (losses) on investments....       41,809,198      (9,057,767)       3,633,463      (2,685,393)
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       43,016,032      (9,139,245)       2,818,200      (3,463,607)
                                 ---------------- ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       34,344,085       42,544,277         815,123          950,444
   Net transfers (including fixed
     account)...................      (9,765,377)      (5,609,275)       (890,959)      (1,144,150)
   Contract charges.............      (2,277,742)      (1,707,745)         (2,073)          (2,577)
   Transfers for contract benefits
     and terminations...........     (24,882,456)     (20,211,054)     (1,466,360)      (1,643,588)
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      (2,581,490)       15,016,203     (1,544,269)      (1,839,871)
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............       40,434,542        5,876,958       1,273,931      (5,303,478)
NET ASSETS:
   Beginning of year............      272,388,909      266,511,951      15,659,285       20,962,763
                                 ---------------- ---------------- ---------------  ---------------
   End of year.................. $    312,823,451 $    272,388,909 $    16,933,216  $    15,659,285
                                 ================ ================ ===============  ===============


(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                     FEDERATED HIGH INCOME BOND             FEDERATED KAUFMAN
                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ---------------------------------
                                        2012             2011             2012              2011
                                  ---------------  ---------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).. $         2,033  $          2,191 $          (620)  $         (200)
   Net realized gains (losses)...           (596)              (29)            3,375              289
   Change in unrealized gains
     (losses) on investments.....           1,882           (1,062)            5,499         (11,209)
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations...........           3,319             1,100            8,254         (11,120)
                                  ---------------  ---------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners........              --                --               --               --
   Net transfers (including fixed
     account)....................              --                --               --               --
   Contract charges..............              --                --               --               --
   Transfers for contract benefits
     and terminations............         (8,983)             (148)         (33,284)         (10,300)
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions.....         (8,983)             (148)         (33,284)         (10,300)
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets.............         (5,664)               952         (25,030)         (21,420)
NET ASSETS:
   Beginning of year.............          30,572            29,620           58,454           79,874
                                  ---------------  ---------------- ----------------  ---------------
   End of year................... $        24,908  $         30,572 $         33,424  $        58,454
                                  ===============  ================ ================  ===============


                                     FIDELITY VIP ASSET MANAGER          FIDELITY VIP CONTRAFUND
                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ---------------------------------
                                        2012             2011             2012             2011
                                  ---------------- ---------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).. $        116,307 $        511,945 $       (6,154)  $    (1,296,078)
   Net realized gains (losses)...          304,655        (114,708)       2,083,421           324,914
   Change in unrealized gains
     (losses) on investments.....        8,735,876      (3,867,894)      56,443,738      (14,734,080)
                                  ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations...........        9,156,838      (3,470,657)      58,521,005      (15,705,244)
                                  ---------------- ---------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners........        2,107,703        2,242,677      63,383,760        66,896,925
   Net transfers (including fixed
     account)....................      (3,535,616)      (2,633,327)     (8,285,062)      (11,240,997)
   Contract charges..............         (13,367)         (15,697)     (2,022,747)       (1,174,938)
   Transfers for contract benefits
     and terminations............      (9,146,543)     (10,836,548)    (29,010,195)      (29,990,377)
                                  ---------------- ---------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions.....     (10,587,823)     (11,242,895)      24,065,756        24,490,613
                                  ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets.............      (1,430,985)     (14,713,552)      82,586,761         8,785,369
NET ASSETS:
   Beginning of year.............       87,071,337      101,784,889     388,526,965       379,741,596
                                  ---------------- ---------------- ---------------  ----------------
   End of year................... $     85,640,352 $     87,071,337 $   471,113,726  $    388,526,965
                                  ================ ================ ===============  ================

                                                                       FIDELITY VIP
                                      FIDELITY VIP EQUITY-INCOME     FUNDSMANAGER 50%   FIDELITY VIP FUNDSMANAGER 60%
                                              SUB-ACCOUNT               SUB-ACCOUNT              SUB-ACCOUNT
                                  ---------------------------------- ---------------- ---------------------------------
                                        2012              2011           2012 (a)          2012              2011
                                  ----------------  ---------------- ---------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).. $         88,287  $         58,837 $      3,619,602 $  (14,844,402)  $        600,418
   Net realized gains (losses)...          240,155         (193,847)        1,127,805      16,912,548         5,666,461
   Change in unrealized gains
     (losses) on investments.....          493,771           111,818        (985,620)     273,609,789      (97,698,668)
                                  ----------------  ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations...........          822,213          (23,192)        3,761,787     275,677,935      (91,431,789)
                                  ----------------  ---------------- ---------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners........           21,089            11,403          381,250         660,878           325,716
   Net transfers (including fixed
     account)....................        (148,657)         (133,527)      440,849,283     846,845,524     1,556,302,089
   Contract charges..............               --                --               --              --                --
   Transfers for contract benefits
     and terminations............        (661,322)         (715,517)      (1,169,235)   (118,152,514)      (50,193,438)
                                  ----------------  ---------------- ---------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions.....        (788,890)         (837,641)      440,061,298     729,353,888     1,506,434,367
                                  ----------------  ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets.............           33,323         (860,833)      443,823,085   1,005,031,823     1,415,002,578
NET ASSETS:
   Beginning of year.............        5,489,918         6,350,751               --   2,591,601,265     1,176,598,687
                                  ----------------  ---------------- ---------------- ---------------  ----------------
   End of year................... $      5,523,241  $      5,489,918 $    443,823,085 $ 3,596,633,088  $  2,591,601,265
                                  ================  ================ ================ ===============  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                        FIDELITY VIP GROWTH             FIDELITY VIP INDEX 500
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------- ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $    (1,080,859) $    (1,417,890) $        419,770 $        340,934
   Net realized gains (losses)..        1,666,126          884,027        1,679,198        1,978,834
   Change in unrealized gains
     (losses) on investments....       16,522,108        (550,967)        6,239,811      (1,800,840)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       17,107,375      (1,084,830)        8,338,779          518,928
                                 ---------------- ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        4,112,950        4,613,592               --               --
   Net transfers (including fixed
     account)...................      (4,169,183)      (5,842,980)      (1,951,671)      (2,671,332)
   Contract charges.............         (23,334)         (26,150)         (24,093)         (26,798)
   Transfers for contract benefits
     and terminations...........     (12,203,205)     (13,070,427)      (5,440,312)      (6,260,083)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (12,282,772)     (14,325,965)      (7,416,076)      (8,958,213)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............        4,824,603     (15,410,795)          922,703      (8,439,285)
NET ASSETS:
   Beginning of year............      131,974,709      147,385,504       60,061,917       68,501,202
                                 ---------------- ---------------- ---------------- ----------------
   End of year.................. $    136,799,312 $    131,974,709 $     60,984,620 $     60,061,917
                                 ================ ================ ================ ================


                                      FIDELITY VIP MID CAP            FIDELITY VIP MONEY MARKET
                                           SUB-ACCOUNT                       SUB-ACCOUNT
                                 -------------------------------- ---------------------------------
                                      2012             2011             2012             2011
                                 ---------------  --------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $   (2,734,101)  $   (2,971,340) $   (1,393,275)  $    (1,660,100)
   Net realized gains (losses)..      26,034,787          601,363              --                --
   Change in unrealized gains
     (losses) on investments....       9,833,446     (27,710,709)              --                --
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      33,134,132     (30,080,686)     (1,393,275)       (1,660,100)
                                 ---------------  --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      64,821,528       84,544,039   1,295,167,554     1,568,008,145
   Net transfers (including fixed
     account)...................       8,880,545        8,245,925 (1,289,660,954)   (1,556,656,184)
   Contract charges.............     (2,508,522)      (1,401,929)         (3,912)           (4,824)
   Transfers for contract benefits
     and terminations...........    (17,196,292)     (10,852,385)     (3,518,646)       (3,962,238)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      53,997,259       80,535,650       1,984,042         7,384,899
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets............      87,131,391       50,454,964         590,767         5,724,799
NET ASSETS:
   Beginning of year............     237,701,501      187,246,537      73,068,632        67,343,833
                                 ---------------  --------------- ---------------  ----------------
   End of year.................. $   324,832,892  $   237,701,501 $    73,659,399  $     73,068,632
                                 ===============  =============== ===============  ================


                                       FIDELITY VIP OVERSEAS       FTVIPT FRANKLIN INCOME SECURITIES
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------- ---------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $         35,712 $          5,521 $     11,781,681  $     8,496,674
   Net realized gains (losses)..         (91,435)        (104,330)        (143,328)        (590,708)
   Change in unrealized gains
     (losses) on investments....          930,242        (960,730)       12,601,025      (6,749,757)
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          874,519      (1,059,539)       24,239,378        1,156,209
                                 ---------------- ---------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......           98,285          103,836       38,977,808       45,663,083
   Net transfers (including fixed
     account)...................          (2,174)         (87,158)        6,367,446      (2,184,733)
   Contract charges.............             (60)             (67)      (1,667,113)      (1,049,154)
   Transfers for contract benefits
     and terminations...........        (393,725)        (559,156)     (21,364,327)     (13,522,903)
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        (297,674)        (542,545)       22,313,814       28,906,293
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............          576,845      (1,602,084)       46,553,192       30,062,502
NET ASSETS:
   Beginning of year............        4,664,192        6,266,276      206,611,149      176,548,647
                                 ---------------- ---------------- ----------------  ---------------
   End of year.................. $      5,241,037 $      4,664,192 $    253,164,341  $   206,611,149
                                 ================ ================ ================  ===============

                                          FTVIPT FRANKLIN
                                    SMALL CAP VALUE SECURITIES
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $      (382,615) $      (259,755)
   Net realized gains (losses)..           82,294          101,526
   Change in unrealized gains
     (losses) on investments....       11,355,727      (1,417,162)
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       11,055,406      (1,575,391)
                                 ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       26,752,367       23,006,081
   Net transfers (including fixed
     account)...................          831,747        1,010,586
   Contract charges.............        (582,013)        (256,017)
   Transfers for contract benefits
     and terminations...........      (2,467,131)      (1,198,205)
                                 ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       24,534,970       22,562,445
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets............       35,590,376       20,987,054
NET ASSETS:
   Beginning of year............       50,705,697       29,718,643
                                 ---------------- ----------------
   End of year.................. $     86,296,073 $     50,705,697
                                 ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                               FTVIPT                           FTVIPT
                                 FTVIPT MUTUAL SHARES SECURITIES    TEMPLETON FOREIGN SECURITIES   TEMPLETON GLOBAL BOND SECURITIES
                                           SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- --------------------------------
                                      2012             2011             2012             2011            2012             2011
                                 --------------- ---------------- ---------------- --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)  $       828,209 $      1,169,609 $        905,498 $      (74,353) $     9,308,296  $     4,852,832
   Net realized gains (losses).        (351,542)        (500,071)        (666,651)       (516,658)         305,792        1,120,261
   Change in unrealized gains
     (losses) on investments...       14,415,530      (3,755,460)       11,238,272     (8,701,781)      12,966,460      (9,853,802)
                                 --------------- ---------------- ---------------- --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.........       14,892,197      (3,085,922)       11,477,119     (9,292,792)      22,580,548      (3,880,709)
                                 --------------- ---------------- ---------------- --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners......       13,759,082       20,541,859        6,029,850       9,125,144      55,695,235       61,416,989
   Net transfers (including fixed
     account)..................      (3,146,458)        (667,238)          396,235     (2,125,671)       8,138,828        (886,838)
   Contract charges............        (879,739)        (591,511)        (813,888)       (728,559)     (1,598,059)        (791,985)
   Transfers for contract benefits
     and terminations..........     (13,377,390)      (8,171,464)      (5,310,132)     (7,652,688)     (7,739,164)      (4,165,593)
                                 --------------- ---------------- ---------------- --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions...      (3,644,505)       11,111,646          302,065     (1,381,774)      54,496,840       55,572,573
                                 --------------- ---------------- ---------------- --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets...........       11,247,692        8,025,724       11,779,184    (10,674,566)      77,077,388       51,691,864
NET ASSETS:
   Beginning of year...........      118,532,870      110,507,146       69,009,193      79,683,759     139,986,041       88,294,177
                                 --------------- ---------------- ---------------- --------------- ---------------  ---------------
   End of year.................  $   129,780,562 $    118,532,870 $     80,788,377 $    69,009,193 $   217,063,429  $   139,986,041
                                 =============== ================ ================ =============== ===============  ===============


                                    INVESCO V.I. CORE EQUITY      INVESCO V.I. GLOBAL REAL ESTATE  INVESCO V.I. INTERNATIONAL GROWTH
                                           SUB-ACCOUNT                      SUB-ACCOUNT                       SUB-ACCOUNT
                                 -------------------------------- -------------------------------- ---------------------------------
                                      2012             2011            2012             2011             2012             2011
                                 ---------------  --------------- --------------- ---------------- ---------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)  $       (1,291)  $       (1,633) $     (159,936) $        343,942 $         51,882 $     (375,504)
   Net realized gains (losses).            9,182           11,751          14,912         (46,041)           76,597          32,969
   Change in unrealized gains
     (losses) on investments...           23,282         (11,037)       4,220,926      (1,422,533)       24,064,007    (12,319,548)
                                 ---------------  --------------- --------------- ---------------- ---------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.........           31,173            (919)       4,075,902      (1,124,632)       24,192,486    (12,662,083)
                                 ---------------  --------------- --------------- ---------------- ---------------- ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners......               --               --       6,088,001        6,005,892       45,143,565      56,370,768
   Net transfers (including fixed
     account)..................         (21,186)         (39,898)         615,737         (12,840)        6,206,236       4,565,787
   Contract charges............               --               --       (166,631)         (81,075)      (1,751,462)       (970,089)
   Transfers for contract benefits
     and terminations..........         (45,739)         (76,355)       (777,696)        (348,215)      (8,106,175)     (5,093,398)
                                 ---------------  --------------- --------------- ---------------- ---------------- ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions...         (66,925)        (116,253)       5,759,411        5,563,762       41,492,164      54,873,068
                                 ---------------  --------------- --------------- ---------------- ---------------- ---------------
     Net increase (decrease)
       in net assets...........         (35,752)        (117,172)       9,835,313        4,439,130       65,684,650      42,210,985
NET ASSETS:
   Beginning of year...........          276,761          393,933      13,467,264        9,028,134      154,099,050     111,888,065
                                 ---------------  --------------- --------------- ---------------- ---------------- ---------------
   End of year.................  $       241,009  $       276,761 $    23,302,577 $     13,467,264 $    219,783,700 $   154,099,050
                                 ===============  =============== =============== ================ ================ ===============

                                           INVESCO V.I.
                                   VAN KAMPEN AMERICAN FRANCHISE
                                            SUB-ACCOUNT
                                 --------------------------------
                                       2012             2011
                                 ---------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)  $        (1,969) $       (1,498)
   Net realized gains (losses).             4,261           3,562
   Change in unrealized gains
     (losses) on investments...             5,620         (8,828)
                                 ---------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.........             7,912         (6,764)
                                 ---------------- ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners......                 3              --
   Net transfers (including fixed
     account)..................            88,752         (6,034)
   Contract charges............                --              --
   Transfers for contract benefits
     and terminations..........          (36,838)        (27,933)
                                 ---------------- ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions...            51,917        (33,967)
                                 ---------------- ---------------
     Net increase (decrease)
       in net assets...........            59,829        (40,731)
NET ASSETS:
   Beginning of year...........            90,033         130,764
                                 ---------------- ---------------
   End of year.................  $        149,862 $        90,033
                                 ================ ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                          INVESCO V.I.                      INVESCO V.I.                     INVESCO V.I.
                                    VAN KAMPEN AMERICAN VALUE       VAN KAMPEN EQUITY AND INCOME     VAN KAMPEN GROWTH AND INCOME
                                           SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- --------------------------------
                                      2012             2011             2012             2011            2012             2011
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     (396,721)  $     (231,700) $     2,132,881  $     1,105,533 $      (39,401)  $     (448,610)
   Net realized gains (losses)..         295,908           49,468         987,347          165,761         215,131           52,684
   Change in unrealized gains
     (losses) on investments....       7,999,839         (11,067)      43,230,491     (12,908,159)      27,777,291      (6,271,491)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       7,899,026        (193,299)      46,350,719     (11,636,865)      27,953,021      (6,667,417)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      15,070,411       19,778,205      83,668,907      111,202,758      55,614,326       62,478,371
   Net transfers (including fixed
     account)...................       (474,558)          867,671       (305,020)      (2,279,723)     (3,884,258)        1,514,669
   Contract charges.............       (538,047)        (246,886)     (3,578,432)      (2,133,106)     (2,064,540)      (1,166,088)
   Transfers for contract benefits
     and terminations...........     (2,285,953)      (1,330,618)    (43,547,842)     (25,920,610)    (15,726,767)     (10,258,582)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      11,771,853       19,068,372      36,237,613       80,869,319      33,938,761       52,568,370
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............      19,670,879       18,875,073      82,588,332       69,232,454      61,891,782       45,900,953
NET ASSETS:
   Beginning of year............      47,014,117       28,139,044     414,357,262      345,124,808     206,338,231      160,437,278
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.................. $    66,684,996  $    47,014,117 $   496,945,594  $   414,357,262 $   268,230,013  $   206,338,231
                                 ===============  =============== ===============  =============== ===============  ===============

                                                                         LMPVET CLEARBRIDGE               LMPVET CLEARBRIDGE
                                       JANUS ASPEN WORLDWIDE         VARIABLE AGGRESSIVE GROWTH          VARIABLE APPRECIATION
                                            SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- --------------------------------
                                       2012             2011            2012             2011            2012             2011
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $             1  $          (15) $   (1,863,351)  $   (2,121,777) $       877,895  $       710,741
   Net realized gains (losses)..               9              228       9,957,799        1,220,007         276,468           17,260
   Change in unrealized gains
     (losses) on investments....             896          (1,006)      19,162,336        2,212,582      32,185,472        1,216,439
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........             906            (793)      27,256,784        1,310,812      33,339,835        1,944,440
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......              --               --      26,101,454       31,433,565      57,982,645       66,280,713
   Net transfers (including fixed
     account)...................              --               --     (5,078,294)     (12,545,454)     (4,101,720)      (3,565,680)
   Contract charges.............              --               --     (1,164,246)        (735,665)     (2,128,567)      (1,155,731)
   Transfers for contract benefits
     and terminations...........             (3)            (963)    (20,966,057)     (15,095,955)    (19,581,184)     (12,449,875)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....             (3)            (963)     (1,107,143)        3,056,491      32,171,174       49,109,427
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............             903          (1,756)      26,149,641        4,367,303      65,511,009       51,053,867
NET ASSETS:
   Beginning of year............           4,750            6,506     160,839,221      156,471,918     224,680,370      173,626,503
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.................. $         5,653  $         4,750 $   186,988,862  $   160,839,221 $   290,191,379  $   224,680,370
                                 ===============  =============== ===============  =============== ===============  ===============

                                        LMPVET CLEARBRIDGE
                                  VARIABLE EQUITY INCOME BUILDER
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $      1,935,990 $      1,791,940
   Net realized gains (losses)..      (1,496,446)      (2,420,420)
   Change in unrealized gains
     (losses) on investments....       13,043,194        5,793,264
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       13,482,738        5,164,784
                                 ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       30,792,673       23,221,888
   Net transfers (including fixed
     account)...................        2,474,161        2,286,092
   Contract charges.............        (777,353)        (403,528)
   Transfers for contract benefits
     and terminations...........     (14,363,944)      (7,953,294)
                                 ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       18,125,537       17,151,158
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets............       31,608,275       22,315,942
NET ASSETS:
   Beginning of year............      103,322,855       81,006,913
                                 ---------------- ----------------
   End of year.................. $    134,931,130 $    103,322,855
                                 ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                         LMPVET CLEARBRIDGE                LMPVET CLEARBRIDGE
                                 VARIABLE FUNDAMENTAL ALL CAP VALUE     VARIABLE LARGE CAP GROWTH
                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                 ---------------------------------- ---------------------------------
                                        2012             2011             2012             2011
                                  ----------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $        271,873  $      (55,381) $       (51,981) $       (71,048)
   Net realized gains (losses)..         (234,300)        (429,752)          481,453          111,313
   Change in unrealized gains
     (losses) on investments....        12,653,901      (7,192,709)          353,548        (159,581)
                                  ----------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        12,691,474      (7,677,842)          783,020        (119,316)
                                  ----------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        10,482,501       13,848,959            1,459            6,049
   Net transfers (including fixed
     account)...................       (1,374,496)        (676,755)        (256,108)        (313,456)
   Contract charges.............         (563,153)        (398,091)         (18,887)         (20,879)
   Transfers for contract benefits
     and terminations...........      (12,507,706)      (8,906,368)        (871,026)        (944,135)
                                  ----------------  --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       (3,962,854)        3,867,745      (1,144,562)      (1,272,421)
                                  ----------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............         8,728,620      (3,810,097)        (361,542)      (1,391,737)
NET ASSETS:
   Beginning of year............        95,718,136       99,528,233        4,673,796        6,065,533
                                  ----------------  --------------- ---------------- ----------------
   End of year..................  $    104,446,756  $    95,718,136 $      4,312,254 $      4,673,796
                                  ================  =============== ================ ================

                                        LMPVET CLEARBRIDGE                LMPVET CLEARBRIDGE
                                     VARIABLE LARGE CAP VALUE          VARIABLE SMALL CAP GROWTH
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012              2011            2012             2011
                                 ----------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $         27,751  $        30,483 $      (568,565) $      (565,686)
   Net realized gains (losses)..           50,468         (88,723)        3,154,639        1,083,054
   Change in unrealized gains
     (losses) on investments....          510,271          181,309        5,466,771        (664,423)
                                 ----------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          588,490          123,069        8,052,845        (147,055)
                                 ----------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......          573,803          700,135       16,257,772       13,481,149
   Net transfers (including fixed
     account)...................          285,926          562,360        1,590,977      (2,248,018)
   Contract charges.............         (36,742)         (12,473)        (481,813)        (264,709)
   Transfers for contract benefits
     and terminations...........        (504,347)        (266,528)      (3,103,064)      (1,919,394)
                                 ----------------  --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....          318,640          983,494       14,263,872        9,049,028
                                 ----------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............          907,130        1,106,563       22,316,717        8,901,973
NET ASSETS:
   Beginning of year............        3,836,359        2,729,796       42,564,777       33,662,804
                                 ----------------  --------------- ---------------- ----------------
   End of year.................. $      4,743,489  $     3,836,359 $     64,881,494 $     42,564,777
                                 ================  =============== ================ ================

                                         LMPVET INVESTMENT                      LMPVET
                                 COUNSEL VARIABLE SOCIAL AWARENESS VARIABLE LIFESTYLE ALLOCATION 50%
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                      2012              2011             2012             2011
                                 ---------------  ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $       (2,313)  $        (1,981) $        451,589 $        336,680
   Net realized gains (losses)..          18,868              (60)          110,528              400
   Change in unrealized gains
     (losses) on investments....          26,419           (4,843)        2,456,921        (529,056)
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          42,974           (6,884)        3,019,038        (191,976)
                                 ---------------  ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......              --                --        6,963,572       12,152,717
   Net transfers (including fixed
     account)...................        (49,856)            35,549        1,186,938          179,357
   Contract charges.............           (173)             (226)        (208,041)         (59,683)
   Transfers for contract benefits
     and terminations...........       (204,989)          (37,746)      (2,607,174)        (901,543)
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       (255,018)           (2,423)        5,335,295       11,370,848
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............       (212,044)           (9,307)        8,354,333       11,178,872
NET ASSETS:
   Beginning of year............         501,373           510,680       24,265,695       13,086,823
                                 ---------------  ---------------- ---------------- ----------------
   End of year.................. $       289,329  $        501,373 $     32,620,028 $     24,265,695
                                 ===============  ================ ================ ================

                                              LMPVET
                                 VARIABLE LIFESTYLE ALLOCATION 70%
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $         16,093 $          8,826
   Net realized gains (losses)..           48,643            5,813
   Change in unrealized gains
     (losses) on investments....          296,816         (70,666)
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          361,552         (56,027)
                                 ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......            3,120            4,747
   Net transfers (including fixed
     account)...................         (27,315)          195,887
   Contract charges.............            (796)            (898)
   Transfers for contract benefits
     and terminations...........        (849,995)        (452,053)
                                 ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        (874,986)        (252,317)
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets............        (513,434)        (308,344)
NET ASSETS:
   Beginning of year............        3,086,943        3,395,287
                                 ---------------- ----------------
   End of year.................. $      2,573,509 $      3,086,943
                                 ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                               LMPVET                     LMPVIT WESTERN ASSET
                                  VARIABLE LIFESTYLE ALLOCATION 85%  VARIABLE GLOBAL HIGH YIELD BOND
                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ---------------------------------
                                       2012              2011             2012              2011
                                  ---------------  ---------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $       362,338  $        130,678 $      5,165,628  $     4,580,657
   Net realized gains (losses)..          528,492           528,464         (68,307)        (143,505)
   Change in unrealized gains
     (losses) on investments....        8,931,921       (2,861,793)        7,182,092      (4,473,336)
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        9,822,751       (2,202,651)       12,279,413         (36,184)
                                  ---------------  ---------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        8,807,329        12,097,744       15,538,183       14,939,359
   Net transfers (including fixed
     account)...................        (793,785)       (2,400,301)        4,005,384        (455,948)
   Contract charges.............        (611,650)         (471,294)        (516,554)        (310,782)
   Transfers for contract benefits
     and terminations...........      (3,286,778)       (3,179,175)      (9,252,417)      (5,511,049)
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        4,115,116         6,046,974        9,774,596        8,661,580
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............       13,937,867         3,844,323       22,054,009        8,625,396
NET ASSETS:
   Beginning of year............       65,879,472        62,035,149       69,717,903       61,092,507
                                  ---------------  ---------------- ----------------  ---------------
   End of year..................  $    79,817,339  $     65,879,472 $     91,771,912  $    69,717,903
                                  ===============  ================ ================  ===============

                                               MFS VIT                           MFS VIT
                                           INVESTORS TRUST                    NEW DISCOVERY
                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ---------------------------------
                                        2012             2011             2012             2011
                                  ---------------- ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $          (190) $          (184) $          (602) $          (652)
   Net realized gains (losses)..             2,707              991            4,349            5,729
   Change in unrealized gains
     (losses) on investments....             2,028          (1,906)            3,991         (10,466)
                                  ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........             4,545          (1,099)            7,738          (5,389)
                                  ---------------- ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......                --               --               --               --
   Net transfers (including fixed
     account)...................                --               --               --            (100)
   Contract charges.............                --               --               --               --
   Transfers for contract benefits
     and terminations...........          (18,051)          (8,311)          (7,451)              (2)
                                  ---------------- ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....          (18,051)          (8,311)          (7,451)            (102)
                                  ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............          (13,506)          (9,410)              287          (5,491)
NET ASSETS:
   Beginning of year............            33,994           43,404           41,374           46,865
                                  ---------------- ---------------- ---------------- ----------------
   End of year..................  $         20,488 $         33,994 $         41,661 $         41,374
                                  ================ ================ ================ ================

                                                                          MIST ALLIANCEBERNSTEIN
                                          MFS VIT RESEARCH               GLOBAL DYNAMIC ALLOCATION
                                             SUB-ACCOUNT                        SUB-ACCOUNT
                                  --------------------------------- ----------------------------------
                                        2012             2011             2012            2011 (b)
                                  ---------------  ---------------- ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $         (299)  $          (427) $   (31,735,651)  $      (610,982)
   Net realized gains (losses)..              603            10,717           68,339         9,394,668
   Change in unrealized gains
     (losses) on investments....            6,684          (10,338)      215,787,760         9,200,376
                                  ---------------  ---------------- ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........            6,988              (48)      184,120,448        17,984,062
                                  ---------------  ---------------- ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......               --                --      748,915,629     1,370,076,882
   Net transfers (including fixed
     account)...................               --           (5,113)      331,990,410       259,158,648
   Contract charges.............               --                --     (28,058,490)                --
   Transfers for contract benefits
     and terminations...........          (1,975)          (62,085)     (52,503,657)       (7,840,515)
                                  ---------------  ---------------- ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....          (1,975)          (67,198)    1,000,343,892     1,621,395,015
                                  ---------------  ---------------- ----------------  ----------------
     Net increase (decrease)
       in net assets............            5,013          (67,246)    1,184,464,340     1,639,379,077
NET ASSETS:
   Beginning of year............           45,142           112,388    1,639,379,077                --
                                  ---------------  ---------------- ----------------  ----------------
   End of year..................  $        50,155  $         45,142 $  2,823,843,417  $  1,639,379,077
                                  ===============  ================ ================  ================

                                                 MIST
                                  AMERICAN FUNDS BALANCED ALLOCATION
                                              SUB-ACCOUNT
                                  ----------------------------------
                                        2012              2011
                                  ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $      4,444,113  $    (8,148,428)
   Net realized gains (losses)..        60,128,154         5,025,862
   Change in unrealized gains
     (losses) on investments....       273,656,262     (116,302,276)
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       338,228,529     (119,424,842)
                                  ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        83,164,894       523,778,640
   Net transfers (including fixed
     account)...................      (60,456,373)       166,228,603
   Contract charges.............      (37,328,286)      (28,232,190)
   Transfers for contract benefits
     and terminations...........     (132,325,623)     (105,862,347)
                                  ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (146,945,388)       555,912,706
                                  ----------------  ----------------
     Net increase (decrease)
       in net assets............       191,283,141       436,487,864
NET ASSETS:
   Beginning of year............     2,914,777,188     2,478,289,324
                                  ----------------  ----------------
   End of year..................  $  3,106,060,329  $  2,914,777,188
                                  ================  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                MIST                               MIST
                                         AMERICAN FUNDS BOND         AMERICAN FUNDS GROWTH ALLOCATION
                                             SUB-ACCOUNT                        SUB-ACCOUNT
                                  --------------------------------- ----------------------------------
                                       2012              2011             2012              2011
                                  ---------------  ---------------- ----------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $     3,581,213  $      1,772,310 $    (5,413,271)  $    (6,860,731)
   Net realized gains (losses)..        5,226,825         1,617,939       26,669,090        12,437,663
   Change in unrealized gains
     (losses) on investments....        2,725,888        10,229,841      175,144,743     (101,766,516)
                                  ---------------  ---------------- ----------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       11,533,926        13,620,090      196,400,562      (96,189,584)
                                  ---------------  ---------------- ----------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        8,908,512        60,184,302       52,400,148       136,704,110
   Net transfers (including fixed
     account)...................      (2,442,719)        17,024,537     (72,570,860)      (25,932,866)
   Contract charges.............      (4,085,255)       (3,186,027)     (15,855,986)      (13,959,734)
   Transfers for contract benefits
     and terminations...........     (16,768,257)      (13,088,454)     (62,098,994)      (57,092,220)
                                  ---------------  ---------------- ----------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (14,387,719)        60,934,358     (98,125,692)        39,719,290
                                  ---------------  ---------------- ----------------  ----------------
     Net increase (decrease)
       in net assets............      (2,853,793)        74,554,448       98,274,870      (56,470,294)
NET ASSETS:
   Beginning of year............      349,346,240       274,791,792    1,398,390,722     1,454,861,016
                                  ---------------  ---------------- ----------------  ----------------
   End of year..................  $   346,492,447  $    349,346,240 $  1,496,665,592  $  1,398,390,722
                                  ===============  ================ ================  ================

                                                MIST                              MIST
                                        AMERICAN FUNDS GROWTH         AMERICAN FUNDS INTERNATIONAL
                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ---------------------------------
                                        2012              2011            2012             2011
                                  ----------------  --------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $    (6,868,206)  $   (6,683,453) $         17,971  $     (347,331)
   Net realized gains (losses)..        20,415,943        2,655,999        1,359,920        2,344,997
   Change in unrealized gains
     (losses) on investments....        67,309,082     (35,042,764)       43,278,221     (54,813,728)
                                  ----------------  --------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        80,856,819     (39,070,218)       44,656,112     (52,816,062)
                                  ----------------  --------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        17,133,976      118,207,908        9,141,107       58,161,459
   Net transfers (including fixed
     account)...................      (78,467,843)       16,817,001     (27,669,716)        3,640,815
   Contract charges.............       (6,678,966)      (5,053,023)      (3,627,828)      (2,890,116)
   Transfers for contract benefits
     and terminations...........      (20,470,993)     (17,862,387)     (10,956,822)     (11,253,172)
                                  ----------------  --------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      (88,483,826)      112,109,499     (33,113,259)       47,658,986
                                  ----------------  --------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............       (7,627,007)       73,039,281       11,542,853      (5,157,076)
NET ASSETS:
   Beginning of year............       553,292,806      480,253,525      296,765,073      301,922,149
                                  ----------------  --------------- ----------------  ---------------
   End of year..................  $    545,665,799  $   553,292,806 $    308,307,926  $   296,765,073
                                  ================  =============== ================  ===============

                                                 MIST                              MIST
                                  AMERICAN FUNDS MODERATE ALLOCATION     AQR GLOBAL RISK BALANCED
                                              SUB-ACCOUNT                       SUB-ACCOUNT
                                  ---------------------------------- ---------------------------------
                                         2012             2011             2012           2011 (b)
                                   ---------------- ---------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).   $      8,663,944 $       (28,571) $  (29,485,494)  $     17,479,259
   Net realized gains (losses)..         39,154,321       10,610,729      13,924,436         5,634,878
   Change in unrealized gains
     (losses) on investments....        103,394,103     (37,218,522)     257,592,013        20,725,299
                                   ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        151,212,368     (26,636,364)     242,030,955        43,839,436
                                   ---------------- ---------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......         43,856,551      278,554,313   1,010,258,029     1,541,397,716
   Net transfers (including fixed
     account)...................       (43,601,001)       57,081,088     701,135,494       321,377,493
   Contract charges.............       (21,439,772)     (16,902,017)    (34,472,373)                --
   Transfers for contract benefits
     and terminations...........       (79,167,097)     (60,807,127)    (63,766,725)       (8,490,562)
                                   ---------------- ---------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      (100,351,319)      257,926,257   1,613,154,425     1,854,284,647
                                   ---------------- ---------------- ---------------  ----------------
     Net increase (decrease)
       in net assets............         50,861,049      231,289,893   1,855,185,380     1,898,124,083
NET ASSETS:
   Beginning of year............      1,683,464,896    1,452,175,003   1,898,124,083                --
                                   ---------------- ---------------- ---------------  ----------------
   End of year..................   $  1,734,325,945 $  1,683,464,896 $ 3,753,309,463  $  1,898,124,083
                                   ================ ================ ===============  ================

                                                  MIST
                                  BLACKROCK GLOBAL TACTICAL STRATEGIES
                                               SUB-ACCOUNT
                                  ------------------------------------
                                          2012           2011 (b)
                                    ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).    $   (58,135,263) $      5,656,760
   Net realized gains (losses)..             130,203       21,591,062
   Change in unrealized gains
     (losses) on investments....         341,923,540     (29,115,315)
                                    ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         283,918,480      (1,867,493)
                                    ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       1,312,263,362    2,424,219,934
   Net transfers (including fixed
     account)...................         557,379,957      434,392,897
   Contract charges.............        (48,022,451)               --
   Transfers for contract benefits
     and terminations...........        (91,426,698)     (14,033,053)
                                    ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       1,730,194,170    2,844,579,778
                                    ---------------- ----------------
     Net increase (decrease)
       in net assets............       2,014,112,650    2,842,712,285
NET ASSETS:
   Beginning of year............       2,842,712,285               --
                                    ---------------- ----------------
   End of year..................    $  4,856,824,935 $  2,842,712,285
                                    ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                               MIST
                                       BLACKROCK HIGH YIELD         MIST BLACKROCK LARGE CAP CORE   MIST CLARION GLOBAL REAL ESTATE
                                            SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- --------------------------------
                                       2012             2011            2012             2011            2012             2011
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $    13,623,467  $    10,002,346 $      (98,467)  $      (94,730) $       648,569  $     3,272,703
   Net realized gains (losses)..       5,023,228        3,149,049         204,327           12,317     (1,249,413)      (1,143,990)
   Change in unrealized gains
     (losses) on investments....      14,564,761     (12,738,491)       1,366,663        (244,145)      35,559,210     (13,501,877)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      33,211,456          412,904       1,472,523        (326,558)      34,958,366     (11,373,164)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      20,947,935       36,299,074       2,809,895        4,493,594       7,794,423       24,528,504
   Net transfers (including fixed
     account)...................      17,699,162       14,571,420     (1,633,705)          411,577     (2,227,782)        5,671,940
   Contract charges.............     (2,591,456)      (1,755,621)       (169,775)        (109,131)     (1,587,295)      (1,165,427)
   Transfers for contract benefits
     and terminations...........    (13,914,636)     (10,270,239)       (889,640)      (1,233,221)     (9,066,811)      (9,545,551)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      22,141,005       38,844,634         116,775        3,562,819     (5,087,465)       19,489,466
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............      55,352,461       39,257,538       1,589,298        3,236,261      29,870,901        8,116,302
NET ASSETS:
   Beginning of year............     221,624,841      182,367,303      12,849,849        9,613,588     147,447,056      139,330,754
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.................. $   276,977,302  $   221,624,841 $    14,439,147  $    12,849,849 $   177,317,957  $   147,447,056
                                 ===============  =============== ===============  =============== ===============  ===============


                                                                                 MIST
                                    MIST DREMAN SMALL CAP VALUE       GOLDMAN SACHS MID CAP VALUE
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------  ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     (218,746)  $       (19,680) $    (1,395,190) $    (1,510,261)
   Net realized gains (losses)..         283,760           480,921          565,819        (437,036)
   Change in unrealized gains
     (losses) on investments....       2,823,277       (3,142,931)       21,341,212     (10,057,546)
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       2,888,291       (2,681,690)       20,511,841     (12,004,843)
                                 ---------------  ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       2,194,628         3,084,816        2,591,780       27,311,392
   Net transfers (including fixed
     account)...................       (541,359)       (1,733,660)      (5,769,122)       11,903,331
   Contract charges.............       (250,601)         (214,643)      (1,125,130)        (760,047)
   Transfers for contract benefits
     and terminations...........     (1,500,264)       (1,657,516)      (7,693,862)      (7,769,225)
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        (97,596)         (521,003)     (11,996,334)       30,685,451
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............       2,790,695       (3,202,693)        8,515,507       18,680,608
NET ASSETS:
   Beginning of year............      21,224,281        24,426,974      130,696,272      112,015,664
                                 ---------------  ---------------- ---------------- ----------------
   End of year.................. $    24,014,976  $     21,224,281 $    139,211,779 $    130,696,272
                                 ===============  ================ ================ ================

                                                                    MIST INVESCO
                                               MIST                 BALANCED-RISK
                                   HARRIS OAKMARK INTERNATIONAL      ALLOCATION
                                            SUB-ACCOUNT              SUB-ACCOUNT
                                 --------------------------------- ---------------
                                       2012             2011          2012 (c)
                                 ---------------- ---------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $         91,453 $    (8,017,677) $   (1,415,511)
   Net realized gains (losses)..      (1,430,384)      (1,470,791)       6,907,824
   Change in unrealized gains
     (losses) on investments....      121,937,845     (75,842,892)      10,868,519
                                 ---------------- ---------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      120,598,914     (85,331,360)      16,360,832
                                 ---------------- ---------------- ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       17,848,721       89,132,376     338,086,548
   Net transfers (including fixed
     account)...................     (30,313,737)       26,052,514     313,044,735
   Contract charges.............      (4,604,462)      (3,519,874)     (1,295,053)
   Transfers for contract benefits
     and terminations...........     (26,450,720)     (24,212,315)     (4,774,645)
                                 ---------------- ---------------- ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (43,520,198)       87,452,701     645,061,585
                                 ---------------- ---------------- ---------------
     Net increase (decrease)
       in net assets............       77,078,716        2,121,341     661,422,417
NET ASSETS:
   Beginning of year............      461,860,538      459,739,197              --
                                 ---------------- ---------------- ---------------
   End of year.................. $    538,939,254 $    461,860,538 $   661,422,417
                                 ================ ================ ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011




                                   MIST INVESCO SMALL CAP GROWTH          MIST JANUS FORTY          MIST JENNISON LARGE CAP EQUITY
                                            SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- --------------------------------
                                       2012             2011            2012             2011            2012             2011
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $   (3,709,725)  $   (3,326,849) $   (1,256,766)  $        36,735 $     (872,385)  $     (626,323)
   Net realized gains (losses)..      18,783,431        1,704,023       1,264,699          332,745       1,121,453          506,257
   Change in unrealized gains
     (losses) on investments....      19,533,978      (5,165,840)      14,507,523      (7,197,681)       5,390,391      (2,839,226)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      34,607,684      (6,788,666)      14,515,456      (6,828,201)       5,639,459      (2,959,292)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      15,838,800       39,397,856       4,262,148       18,930,830       1,538,452       10,685,807
   Net transfers (including fixed
     account)...................     (5,702,899)        8,514,721      25,557,583        7,075,303       5,274,556        6,717,153
   Contract charges.............     (1,966,440)      (1,291,800)     (1,131,367)        (597,164)       (745,612)        (414,459)
   Transfers for contract benefits
     and terminations...........    (14,981,160)     (13,769,874)     (5,149,785)      (3,168,374)     (2,599,586)      (1,926,027)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (6,811,699)       32,850,903      23,538,579       22,240,595       3,467,810       15,062,474
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............      27,795,985       26,062,237      38,054,035       15,412,394       9,107,269       12,103,182
NET ASSETS:
   Beginning of year............     212,672,795      186,610,558      68,769,080       53,356,686      57,997,273       45,894,091
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.................. $   240,468,780  $   212,672,795 $   106,823,115  $    68,769,080 $    67,104,542  $    57,997,273
                                 ===============  =============== ===============  =============== ===============  ===============

                                       MIST
                                  JPMORGAN GLOBAL           MIST LEGG MASON
                                 ACTIVE ALLOCATION   CLEARBRIDGE AGGRESSIVE GROWTH  MIST LOOMIS SAYLES GLOBAL MARKETS
                                    SUB-ACCOUNT               SUB-ACCOUNT                      SUB-ACCOUNT
                                 ----------------- -------------------------------- ---------------------------------
                                     2012 (c)            2012             2011            2012             2011
                                 ---------------   ---------------- --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     (253,669)   $    (4,519,479) $   (3,338,670) $      1,268,388 $      1,200,692
   Net realized gains (losses)..       1,691,655          4,996,289             428        2,390,289          955,422
   Change in unrealized gains
     (losses) on investments....       7,508,587         43,727,000     (7,417,668)       20,641,146      (8,402,666)
                                 ---------------   ---------------- --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       8,946,573         44,203,810    (10,755,910)       24,299,823      (6,246,552)
                                 ---------------   ---------------- --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......     187,365,819          8,612,510      28,018,670        5,861,547       28,466,597
   Net transfers (including fixed
     account)...................      88,135,164        (6,817,243)     157,703,583      (8,628,678)       14,620,858
   Contract charges.............       (274,498)        (2,555,203)     (1,486,774)      (1,759,286)      (1,269,950)
   Transfers for contract benefits
     and terminations...........     (1,600,923)       (16,051,172)    (10,506,265)      (7,011,203)      (7,724,591)
                                 ---------------   ---------------- --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     273,625,562       (16,811,108)     173,729,214     (11,537,620)       34,092,914
                                 ---------------   ---------------- --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............     282,572,135         27,392,702     162,973,304       12,762,203       27,846,362
NET ASSETS:
   Beginning of year............              --        265,479,062     102,505,758      165,018,207      137,171,845
                                 ---------------   ---------------- --------------- ---------------- ----------------
   End of year.................. $   282,572,135   $    292,871,764 $   265,479,062 $    177,780,410 $    165,018,207
                                 ===============   ================ =============== ================ ================



                                  MIST LORD ABBETT BOND DEBENTURE
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     14,699,205 $     11,489,236
   Net realized gains (losses)..        1,754,535        2,277,388
   Change in unrealized gains
     (losses) on investments....       11,202,166      (6,571,539)
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       27,655,906        7,195,085
                                 ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        4,758,094       12,172,985
   Net transfers (including fixed
     account)...................        2,066,753      (7,326,000)
   Contract charges.............      (1,668,326)      (1,500,648)
   Transfers for contract benefits
     and terminations...........     (21,909,684)     (23,354,569)
                                 ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (16,753,163)     (20,008,232)
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets............       10,902,743     (12,813,147)
NET ASSETS:
   Beginning of year............      255,107,548      267,920,695
                                 ---------------- ----------------
   End of year.................. $    266,010,291 $    255,107,548
                                 ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                  MIST LORD ABBETT MID CAP VALUE   MIST MET/EATON VANCE FLOATING RATE
                                            SUB-ACCOUNT                        SUB-ACCOUNT
                                 --------------------------------- ----------------------------------
                                       2012             2011              2012             2011
                                 ---------------- ----------------  ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $    (1,633,191) $    (1,366,186)  $        893,371 $        156,010
   Net realized gains (losses)..        2,663,619        1,059,026           215,912        (127,391)
   Change in unrealized gains
     (losses) on investments....       15,199,656      (6,908,432)         1,524,996        (317,893)
                                 ---------------- ----------------  ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       16,230,084      (7,215,592)         2,634,279        (289,274)
                                 ---------------- ----------------  ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        6,093,408       26,492,453         3,005,201       14,887,687
   Net transfers (including fixed
     account)...................      (3,393,066)        6,780,922         7,696,712       14,688,663
   Contract charges.............      (1,548,008)      (1,095,984)         (455,891)        (259,305)
   Transfers for contract benefits
     and terminations...........      (6,237,615)      (6,280,489)       (2,380,066)      (1,665,317)
                                 ---------------- ----------------  ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      (5,085,281)       25,896,902         7,865,956       27,651,728
                                 ---------------- ----------------  ---------------- ----------------
     Net increase (decrease)
       in net assets............       11,144,803       18,681,310        10,500,235       27,362,454
NET ASSETS:
   Beginning of year............      127,004,689      108,323,379        43,696,769       16,334,315
                                 ---------------- ----------------  ---------------- ----------------
   End of year.................. $    138,149,492 $    127,004,689  $     54,197,004 $     43,696,769
                                 ================ ================  ================ ================

                                         MIST MET/FRANKLIN
                                     LOW DURATION TOTAL RETURN     MIST MET/FRANKLIN MUTUAL SHARES
                                            SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- ---------------------------------
                                      2012            2011 (b)          2012             2011
                                 ---------------  --------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $       118,242  $     (152,040) $   (1,623,696)  $      1,696,557
   Net realized gains (losses)..          24,752         (24,333)      26,877,035         8,006,370
   Change in unrealized gains
     (losses) on investments....         737,426        (183,195)     (6,849,190)      (13,800,582)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         880,420        (359,568)      18,404,149       (4,097,655)
                                 ---------------  --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       2,001,148        7,119,990       6,182,015        27,023,399
   Net transfers (including fixed
     account)...................      15,509,501       21,368,111     (8,085,160)        14,917,346
   Contract charges.............       (372,941)         (85,814)     (1,746,138)       (1,248,248)
   Transfers for contract benefits
     and terminations...........     (2,070,016)        (380,887)     (7,655,900)       (4,834,052)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      15,067,692       28,021,400    (11,305,183)        35,858,445
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets............      15,948,112       27,661,832       7,098,966        31,760,790
NET ASSETS:
   Beginning of year............      27,661,832               --     152,876,625       121,115,835
                                 ---------------  --------------- ---------------  ----------------
   End of year.................. $    43,609,944  $    27,661,832 $   159,975,591  $    152,876,625
                                 ===============  =============== ===============  ================

                                         MIST MET/FRANKLIN
                                    TEMPLETON FOUNDING STRATEGY       MIST MET/TEMPLETON GROWTH
                                            SUB-ACCOUNT                      SUB-ACCOUNT
                                 --------------------------------- --------------------------------
                                       2012             2011            2012              2011
                                 ---------------- ---------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     15,005,450 $        904,295 $        62,356  $     (420,183)
   Net realized gains (losses)..       19,403,268        5,277,964       1,567,153        (250,304)
   Change in unrealized gains
     (losses) on investments....       47,531,480     (29,078,070)       8,444,427      (8,626,650)
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       81,940,198     (22,895,811)      10,073,936      (9,297,137)
                                 ---------------- ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       18,012,093       78,960,326       4,423,796        6,130,737
   Net transfers (including fixed
     account)...................     (25,559,587)      (3,212,228)       (592,634)       47,976,839
   Contract charges.............      (6,793,958)      (5,811,401)       (332,475)        (175,612)
   Transfers for contract benefits
     and terminations...........     (30,951,422)     (25,647,259)     (5,636,319)      (2,871,098)
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (45,292,874)       44,289,438     (2,137,632)       51,060,866
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............       36,647,324       21,393,627       7,936,304       41,763,729
NET ASSETS:
   Beginning of year............      592,611,774      571,218,147      49,144,134        7,380,405
                                 ---------------- ---------------- ---------------  ---------------
   End of year.................. $    629,259,098 $    592,611,774 $    57,080,438  $    49,144,134
                                 ================ ================ ===============  ===============

                                               MIST
                                 MET/TEMPLETON INTERNATIONAL BOND
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $      4,814,452 $      2,534,582
   Net realized gains (losses)..        (394,426)           69,137
   Change in unrealized gains
     (losses) on investments....        1,944,505      (3,853,055)
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        6,364,531      (1,249,336)
                                 ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        1,816,115       10,795,935
   Net transfers (including fixed
     account)...................          274,897        7,240,507
   Contract charges.............        (735,731)        (501,451)
   Transfers for contract benefits
     and terminations...........      (1,811,827)      (1,494,812)
                                 ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        (456,546)       16,040,179
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets............        5,907,985       14,790,843
NET ASSETS:
   Beginning of year............       51,093,268       36,302,425
                                 ---------------- ----------------
   End of year.................. $     57,001,253 $     51,093,268
                                 ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011




                                  MIST METLIFE AGGRESSIVE STRATEGY    MIST METLIFE BALANCED PLUS
                                             SUB-ACCOUNT                      SUB-ACCOUNT
                                  -------------------------------- ---------------------------------
                                       2012              2011            2012           2011 (b)
                                  ---------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $   (5,348,850)  $   (2,785,815) $   (51,515,645) $    (7,657,134)
   Net realized gains (losses)..      (2,155,955)      (3,089,096)               --               --
   Change in unrealized gains
     (losses) on investments....       83,183,465     (36,571,916)      424,121,430     (14,018,878)
                                  ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       75,678,660     (42,446,827)      372,605,785     (21,676,012)
                                  ---------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       14,730,577       57,342,894    1,251,910,858    2,050,869,939
   Net transfers (including fixed
     account)...................     (36,687,365)       17,733,773      686,159,234      395,600,753
   Contract charges.............      (4,564,800)      (3,746,684)     (42,151,548)               --
   Transfers for contract benefits
     and terminations...........     (28,804,866)     (27,159,129)     (87,089,575)     (13,020,019)
                                  ---------------  --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (55,326,454)       44,170,854    1,808,828,969    2,433,450,673
                                  ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............       20,352,206        1,724,027    2,181,434,754    2,411,774,661
NET ASSETS:
   Beginning of year............      524,691,864      522,967,837    2,411,774,661               --
                                  ---------------  --------------- ---------------- ----------------
   End of year..................  $   545,044,070  $   524,691,864 $  4,593,209,415 $  2,411,774,661
                                  ===============  =============== ================ ================



                                   MIST METLIFE BALANCED STRATEGY    MIST METLIFE DEFENSIVE STRATEGY
                                             SUB-ACCOUNT                       SUB-ACCOUNT
                                  --------------------------------- ---------------------------------
                                        2012             2011             2012             2011
                                  ---------------  ---------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $    38,994,505  $      (321,986) $     27,979,016  $    13,078,305
   Net realized gains (losses)..       19,597,212       (7,135,125)       40,608,351       14,867,735
   Change in unrealized gains
     (losses) on investments....      737,960,714     (245,352,817)      131,200,155     (24,804,181)
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      796,552,431     (252,809,928)      199,787,522        3,141,859
                                  ---------------  ---------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      148,711,444       814,583,313       43,475,387      182,485,981
   Net transfers (including fixed
     account)...................    (193,862,187)       196,744,445       24,870,720      195,534,217
   Contract charges.............     (70,278,541)      (57,236,656)     (22,681,295)     (18,564,973)
   Transfers for contract benefits
     and terminations...........    (399,975,900)     (373,915,527)    (141,326,271)    (137,707,918)
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....    (515,405,184)       580,175,575     (95,661,459)      221,747,307
                                  ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............      281,147,247       327,365,647      104,126,063      224,889,166
NET ASSETS:
   Beginning of year............    6,764,659,086     6,437,293,439    2,228,739,665    2,003,850,499
                                  ---------------  ---------------- ----------------  ---------------
   End of year..................  $ 7,045,806,333  $  6,764,659,086 $  2,332,865,728  $ 2,228,739,665
                                  ===============  ================ ================  ===============

                                                                                                        MIST METLIFE
                                                                                                         MULTI-INDEX
                                    MIST METLIFE GROWTH STRATEGY     MIST METLIFE MODERATE STRATEGY     TARGETED RISK
                                             SUB-ACCOUNT                       SUB-ACCOUNT               SUB-ACCOUNT
                                  --------------------------------- --------------------------------- ----------------
                                        2012             2011             2012              2011          2012 (d)
                                  ---------------- ---------------- ----------------  --------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $      1,381,851 $    (4,554,922) $     37,131,263  $     8,260,756 $        (7,978)
   Net realized gains (losses)..      (22,087,133)     (39,528,555)       22,204,509        4,489,424               --
   Change in unrealized gains
     (losses) on investments....       680,222,228    (246,366,960)      287,329,954     (77,648,493)           89,193
                                  ---------------- ---------------- ----------------  --------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       659,516,946    (290,450,437)      346,665,726     (64,898,313)           81,215
                                  ---------------- ---------------- ----------------  --------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       108,087,013      193,760,643       69,079,528      403,616,625       10,581,513
   Net transfers (including fixed
     account)...................     (246,783,276)    (151,802,510)     (27,530,545)       95,648,790          585,564
   Contract charges.............      (48,638,262)     (47,370,881)     (35,285,870)     (28,680,181)               --
   Transfers for contract benefits
     and terminations...........     (283,004,290)    (290,038,140)    (193,516,590)    (175,664,925)            (313)
                                  ---------------- ---------------- ----------------  --------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (470,338,815)    (295,450,888)    (187,253,477)      294,920,309       11,166,764
                                  ---------------- ---------------- ----------------  --------------- ----------------
     Net increase (decrease)
       in net assets............       189,178,131    (585,901,325)      159,412,249      230,021,996       11,247,979
NET ASSETS:
   Beginning of year............     4,926,470,881    5,512,372,206    3,324,311,655    3,094,289,659               --
                                  ---------------- ---------------- ----------------  --------------- ----------------
   End of year..................  $  5,115,649,012 $  4,926,470,881 $  3,483,723,904  $ 3,324,311,655 $     11,247,979
                                  ================ ================ ================  =============== ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011



                                 MIST MFS EMERGING MARKETS EQUITY  MIST MFS RESEARCH INTERNATIONAL
                                            SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- ---------------------------------
                                       2012             2011            2012             2011
                                 ---------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $   (3,386,337)  $     (671,032) $        858,851 $        853,295
   Net realized gains (losses)..       1,870,263        2,261,367      (3,635,460)      (1,887,551)
   Change in unrealized gains
     (losses) on investments....      66,406,442     (86,014,482)       44,865,003     (37,450,859)
                                 ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      64,890,368     (84,424,147)       42,088,394     (38,485,115)
                                 ---------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      37,141,675       90,838,512       12,899,341       29,751,782
   Net transfers (including fixed
     account)...................       (611,099)       17,483,888      (5,504,513)          717,053
   Contract charges.............     (4,426,432)      (3,183,140)      (2,406,377)      (2,096,405)
   Transfers for contract benefits
     and terminations...........    (17,976,417)     (16,209,205)     (21,276,250)     (22,594,114)
                                 ---------------  --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      14,127,727       88,930,055     (16,287,799)        5,778,316
                                 ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............      79,018,095        4,505,908       25,800,595     (32,706,799)
NET ASSETS:
   Beginning of year............     369,675,163      365,169,255      285,814,827      318,521,626
                                 ---------------  --------------- ---------------- ----------------
   End of year.................. $   448,693,258  $   369,675,163 $    311,615,422 $    285,814,827
                                 ===============  =============== ================ ================

                                                                                 MIST
                                         MIST MLA MID CAP            MORGAN STANLEY MID CAP GROWTH
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------- ---------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $    (1,745,003) $    (1,251,739) $    (2,043,749)  $     (943,364)
   Net realized gains (losses)..        (691,263)        (826,499)          158,086        3,247,280
   Change in unrealized gains
     (losses) on investments....        6,558,042      (7,687,971)       10,495,708     (12,429,566)
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        4,121,776      (9,766,209)        8,610,045     (10,125,650)
                                 ---------------- ---------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        4,827,333       16,974,214       44,704,015       42,198,117
   Net transfers (including fixed
     account)...................       11,215,294        (485,393)       10,647,959      (5,096,769)
   Contract charges.............      (1,345,783)        (992,984)      (1,253,613)        (769,195)
   Transfers for contract benefits
     and terminations...........      (8,559,680)      (9,734,967)      (6,020,714)      (5,809,772)
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        6,137,164        5,760,870       48,077,647       30,522,381
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............       10,258,940      (4,005,339)       56,687,692       20,396,731
NET ASSETS:
   Beginning of year............      131,200,067      135,205,406      109,412,403       89,015,672
                                 ---------------- ---------------- ----------------  ---------------
   End of year.................. $    141,459,007 $    131,200,067 $    166,100,095  $   109,412,403
                                 ================ ================ ================  ===============

                                           MIST PIMCO
                                    INFLATION PROTECTED BOND           MIST PIMCO TOTAL RETURN
                                           SUB-ACCOUNT                       SUB-ACCOUNT
                                 -------------------------------- ---------------------------------
                                       2012             2011            2012             2011
                                 ---------------  --------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $    14,248,598  $       248,916 $    34,066,251  $     21,344,897
   Net realized gains (losses)..      63,569,905       44,131,061       8,990,391        63,047,734
   Change in unrealized gains
     (losses) on investments....     (6,836,618)       34,838,493     116,050,383      (55,437,622)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      70,981,885       79,218,470     159,107,025        28,955,009
                                 ---------------  --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      37,089,098      160,129,547      78,337,791       333,186,254
   Net transfers (including fixed
     account)...................      43,921,625       43,327,552     (4,343,112)       149,409,647
   Contract charges.............    (10,805,997)      (7,523,652)    (22,953,383)      (17,297,164)
   Transfers for contract benefits
     and terminations...........    (56,743,134)     (49,718,972)   (116,536,293)     (115,097,777)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      13,461,592      146,214,475    (65,494,997)       350,200,960
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets............      84,443,477      225,432,945      93,612,028       379,155,969
NET ASSETS:
   Beginning of year............     936,595,819      711,162,874   2,140,758,433     1,761,602,464
                                 ---------------  --------------- ---------------  ----------------
   End of year.................. $ 1,021,039,296  $   936,595,819 $ 2,234,370,461  $  2,140,758,433
                                 ===============  =============== ===============  ================


                                         MIST PIONEER FUND
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $        111,876  $     (404,574)
   Net realized gains (losses)..          453,975            2,955
   Change in unrealized gains
     (losses) on investments....       15,646,585      (8,916,886)
                                 ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       16,212,436      (9,318,505)
                                 ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       44,864,297       61,189,474
   Net transfers (including fixed
     account)...................        1,427,489       10,727,039
   Contract charges.............      (1,901,589)      (1,064,843)
   Transfers for contract benefits
     and terminations...........      (9,026,061)      (5,980,748)
                                 ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       35,364,136       64,870,922
                                 ----------------  ---------------
     Net increase (decrease)
       in net assets............       51,576,572       55,552,417
NET ASSETS:
   Beginning of year............      168,467,083      112,914,666
                                 ----------------  ---------------
   End of year.................. $    220,043,655  $   168,467,083
                                 ================  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                            MIST PYRAMIS
                                   MIST PIONEER STRATEGIC INCOME          GOVERNMENT INCOME               MIST RCM TECHNOLOGY
                                            SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- ---------------------------------
                                       2012             2011            2012           2011 (b)          2012             2011
                                 ---------------  --------------- ---------------- --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $    23,818,738  $    15,499,854 $   (10,117,810) $     (133,903) $    (1,808,580) $    (1,887,518)
   Net realized gains (losses)..       3,201,649        3,282,994        1,490,373       3,899,211       14,397,519        2,692,086
   Change in unrealized gains
     (losses) on investments....      39,967,597      (9,616,858)       18,800,148       6,372,332      (2,444,044)     (14,827,788)
                                 ---------------  --------------- ---------------- --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      66,987,984        9,165,990       10,172,711      10,137,640       10,144,895     (14,023,220)
                                 ---------------  --------------- ---------------- --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......     151,288,040      177,819,764      302,268,640     409,917,993        3,233,474       15,171,516
   Net transfers (including fixed
     account)...................      42,203,327       26,591,363      203,505,051      74,096,298      (1,685,129)        1,760,386
   Contract charges.............     (6,040,609)      (3,302,752)      (8,518,130)              --      (1,020,105)        (785,114)
   Transfers for contract benefits
     and terminations...........    (49,923,251)     (29,614,683)     (29,014,385)     (3,678,580)      (7,041,466)      (8,210,063)
                                 ---------------  --------------- ---------------- --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     137,527,507      171,493,692      468,241,176     480,335,711      (6,513,226)        7,936,725
                                 ---------------  --------------- ---------------- --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............     204,515,491      180,659,682      478,413,887     490,473,351        3,631,669      (6,086,495)
NET ASSETS:
   Beginning of year............     600,261,549      419,601,867      490,473,351              --      103,642,521      109,729,016
                                 ---------------  --------------- ---------------- --------------- ---------------- ----------------
   End of year.................. $   804,777,040  $   600,261,549 $    968,887,238 $   490,473,351 $    107,274,190 $    103,642,521
                                 ===============  =============== ================ =============== ================ ================

                                   MIST SCHRODERS
                                 GLOBAL MULTI-ASSET  MIST SSGA GROWTH AND INCOME ETF        MIST SSGA GROWTH ETF
                                     SUB-ACCOUNT               SUB-ACCOUNT                       SUB-ACCOUNT
                                 ------------------ --------------------------------- ---------------------------------
                                      2012 (c)            2012             2011             2012             2011
                                  ----------------  ---------------- ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $        500,116  $     13,091,362 $      2,335,351 $      1,829,679 $         74,049
   Net realized gains (losses)..         3,101,742        42,136,114       27,169,125       23,356,452        2,402,527
   Change in unrealized gains
     (losses) on investments....         3,115,131        98,280,740     (43,866,906)       28,469,195     (19,223,624)
                                  ----------------  ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........         6,716,989       153,508,216     (14,362,430)       53,655,326     (16,747,048)
                                  ----------------  ---------------- ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       102,099,034        46,035,006      322,792,892       21,002,248       77,623,019
   Net transfers (including fixed
     account)...................        84,640,438         (195,586)      135,843,318     (12,945,274)       39,485,865
   Contract charges.............         (248,694)      (18,086,953)     (12,290,454)      (4,790,029)      (3,529,118)
   Transfers for contract benefits
     and terminations...........       (1,322,606)      (50,499,266)     (37,015,016)     (17,887,141)     (13,153,235)
                                  ----------------  ---------------- ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       185,168,172      (22,746,799)      409,330,740     (14,620,196)      100,426,531
                                  ----------------  ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............       191,885,161       130,761,417      394,968,310       39,035,130       83,679,483
NET ASSETS:
   Beginning of year............                --     1,390,741,062      995,772,752      409,132,829      325,453,346
                                  ----------------  ---------------- ---------------- ---------------- ----------------
   End of year..................  $    191,885,161  $  1,521,502,479 $  1,390,741,062 $    448,167,959 $    409,132,829
                                  ================  ================ ================ ================ ================


                                 MIST T. ROWE PRICE LARGE CAP VALUE
                                             SUB-ACCOUNT
                                 ----------------------------------
                                        2012             2011
                                  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $      (196,934)  $   (4,421,942)
   Net realized gains (losses)..       (4,291,658)      (7,384,308)
   Change in unrealized gains
     (losses) on investments....        84,038,159     (17,691,215)
                                  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        79,549,567     (29,497,465)
                                  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......        11,676,417       30,484,726
   Net transfers (including fixed
     account)...................      (16,072,648)      (3,998,104)
   Contract charges.............       (2,725,048)      (2,253,601)
   Transfers for contract benefits
     and terminations...........      (42,677,000)     (46,120,070)
                                  ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      (49,798,279)     (21,887,049)
                                  ----------------  ---------------
     Net increase (decrease)
       in net assets............        29,751,288     (51,384,514)
NET ASSETS:
   Beginning of year............       507,039,092      558,423,606
                                  ----------------  ---------------
   End of year..................  $    536,790,380  $   507,039,092
                                  ================  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                               MIST                              MIST
                                   T. ROWE PRICE MID CAP GROWTH      THIRD AVENUE SMALL CAP VALUE
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------- ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $    (7,430,645) $    (7,260,503) $    (4,874,313) $    (1,626,649)
   Net realized gains (losses)..       66,125,790       18,524,237        4,677,378        1,034,386
   Change in unrealized gains
     (losses) on investments....      (7,225,269)     (28,498,595)       44,432,620     (33,815,082)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       51,469,876     (17,234,861)       44,235,685     (34,407,345)
                                 ---------------- ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       13,185,984       78,726,422        6,340,050       30,530,090
   Net transfers (including fixed
     account)...................      (5,883,360)      (8,433,758)     (30,637,666)      (9,772,257)
   Contract charges.............      (4,454,613)      (3,394,080)      (2,277,977)      (1,969,170)
   Transfers for contract benefits
     and terminations...........     (25,927,937)     (25,367,529)     (20,652,202)     (21,369,368)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (23,079,926)       41,531,055     (47,227,795)      (2,580,705)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............       28,389,950       24,296,194      (2,992,110)     (36,988,050)
NET ASSETS:
   Beginning of year............      439,146,325      414,850,131      290,532,427      327,520,477
                                 ---------------- ---------------- ---------------- ----------------
   End of year.................. $    467,536,275 $    439,146,325 $    287,540,317 $    290,532,427
                                 ================ ================ ================ ================


                                   MIST TURNER MID CAP GROWTH         MIST VAN KAMPEN COMSTOCK
                                           SUB-ACCOUNT                       SUB-ACCOUNT
                                 -------------------------------- ---------------------------------
                                      2012             2011             2012             2011
                                 ---------------  --------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $   (1,363,717)  $   (1,456,529) $     (729,855)  $    (1,034,826)
   Net realized gains (losses)..      14,088,028        1,449,705       5,346,575           900,637
   Change in unrealized gains
     (losses) on investments....     (9,017,076)      (8,573,460)      43,146,332       (8,468,416)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       3,707,235      (8,580,284)      47,763,052       (8,602,605)
                                 ---------------  --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       2,056,558       12,804,091      22,458,903        51,165,602
   Net transfers (including fixed
     account)...................     (5,216,099)          911,995      19,211,409        11,287,586
   Contract charges.............       (747,496)        (633,919)     (2,706,893)       (1,720,362)
   Transfers for contract benefits
     and terminations...........     (4,727,718)      (4,678,174)    (23,731,077)      (16,228,131)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (8,634,755)        8,403,993      15,232,342        44,504,695
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets............     (4,927,520)        (176,291)      62,995,394        35,902,090
NET ASSETS:
   Beginning of year............      83,512,450       83,688,741     266,463,408       230,561,318
                                 ---------------  --------------- ---------------  ----------------
   End of year.................. $    78,584,930  $    83,512,450 $   329,458,802  $    266,463,408
                                 ===============  =============== ===============  ================

                                                 MSF                           MSF BARCLAYS
                                 BAILLIE GIFFORD INTERNATIONAL STOCK   CAPITAL AGGREGATE BOND INDEX
                                             SUB-ACCOUNT                        SUB-ACCOUNT
                                 ----------------------------------- ---------------------------------
                                        2012             2011              2012             2011
                                  ---------------- ----------------  ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).  $       (13,133) $          (467)  $      2,743,171  $     1,947,945
   Net realized gains (losses)..         (385,254)        (261,978)           313,783          315,491
   Change in unrealized gains
     (losses) on investments....           847,778        (504,227)         (228,315)        4,224,865
                                  ---------------- ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........           449,391        (766,672)         2,828,639        6,488,301
                                  ---------------- ----------------  ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......             3,449           10,658         8,092,766       28,770,480
   Net transfers (including fixed
     account)...................            78,870           61,173        18,316,110       14,687,646
   Contract charges.............             (851)          (1,072)       (1,557,565)        (982,596)
   Transfers for contract benefits
     and terminations...........         (748,795)        (480,245)       (6,300,163)      (5,464,816)
                                  ---------------- ----------------  ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....         (667,327)        (409,486)        18,551,148       37,010,714
                                  ---------------- ----------------  ----------------  ---------------
     Net increase (decrease)
       in net assets............         (217,936)      (1,176,158)        21,379,787       43,499,015
NET ASSETS:
   Beginning of year............         2,803,543        3,979,701       130,173,979       86,674,964
                                  ---------------- ----------------  ----------------  ---------------
   End of year..................  $      2,585,607 $      2,803,543  $    151,553,766  $   130,173,979
                                  ================ ================  ================  ===============


                                     MSF BLACKROCK BOND INCOME
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $       421,147  $      1,050,232
   Net realized gains (losses)..         610,488           209,734
   Change in unrealized gains
     (losses) on investments....       1,764,307         1,003,839
                                 ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       2,795,942         2,263,805
                                 ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       7,467,492         5,985,522
   Net transfers (including fixed
     account)...................       3,261,765           415,326
   Contract charges.............       (523,968)         (455,472)
   Transfers for contract benefits
     and terminations...........     (4,651,283)       (6,006,341)
                                 ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       5,554,006          (60,965)
                                 ---------------  ----------------
     Net increase (decrease)
       in net assets............       8,349,948         2,202,840
NET ASSETS:
   Beginning of year............      49,538,985        47,336,145
                                 ---------------  ----------------
   End of year.................. $    57,888,933  $     49,538,985
                                 ===============  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                             MSF BLACKROCK
                                   MSF BLACKROCK LARGE CAP VALUE        LEGACY LARGE CAP GROWTH
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                   2012             2011             2012             2011
                                 ---------------- ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $          7,990 $        (5,040) $      (164,210) $      (172,815)
   Net realized gains (losses)..          387,537         (83,604)          625,272          528,200
   Change in unrealized gains
     (losses) on investments....         (36,111)          126,889        1,002,738      (1,851,168)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          359,416           38,245        1,463,800      (1,495,783)
                                 ---------------- ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......          199,805          188,074        1,584,174        2,010,128
   Net transfers (including fixed
     account)...................        (190,041)          346,199      (1,606,379)        2,344,082
   Contract charges.............            (160)            (212)         (99,934)         (76,170)
   Transfers for contract benefits
     and terminations...........        (282,152)        (554,227)        (858,701)        (996,762)
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        (272,548)         (20,166)        (980,840)        3,281,278
                                 ---------------- ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............           86,868           18,079          482,960        1,785,495
NET ASSETS:
   Beginning of year............        2,890,664        2,872,585       11,348,650        9,563,155
                                 ---------------- ---------------- ---------------- ----------------
   End of year.................. $      2,977,532 $      2,890,664 $     11,831,610 $     11,348,650
                                 ================ ================ ================ ================


                                   MSF BLACKROCK MONEY MARKET          MSF DAVIS VENTURE VALUE
                                           SUB-ACCOUNT                       SUB-ACCOUNT
                                 -------------------------------- ---------------------------------
                                  2012             2011                 2012             2011
                                 ---------------  --------------- ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $   (9,036,407)  $   (9,579,710) $   (5,420,518)  $    (3,661,209)
   Net realized gains (losses)..              --               --      16,667,444         3,865,479
   Change in unrealized gains
     (losses) on investments....              --               --      50,920,457      (37,130,418)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........     (9,036,407)      (9,579,710)      62,167,383      (36,926,148)
                                 ---------------  --------------- ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......      73,504,419      174,296,327      14,661,575        68,707,355
   Net transfers (including fixed
     account)...................     (7,665,689)       42,625,335    (59,639,705)         1,728,239
   Contract charges.............     (5,431,164)      (5,507,909)     (5,059,157)       (4,208,506)
   Transfers for contract benefits
     and terminations...........   (115,886,270)    (122,094,836)    (38,956,468)      (36,932,443)
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....    (55,478,704)       89,318,917    (88,993,755)        29,294,645
                                 ---------------  --------------- ---------------  ----------------
     Net increase (decrease)
       in net assets............    (64,515,111)       79,739,207    (26,826,372)       (7,631,503)
NET ASSETS:
   Beginning of year............     633,625,012      553,885,805     599,153,697       606,785,200
                                 ---------------  --------------- ---------------  ----------------
   End of year.................. $   569,109,901  $   633,625,012 $   572,327,325  $    599,153,697
                                 ===============  =============== ===============  ================


                                       MSF FI VALUE LEADERS               MSF JENNISON GROWTH
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------- ---------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $       (33,059) $       (36,847) $    (6,766,082)  $   (3,862,754)
   Net realized gains (losses)..         (59,964)        (166,827)       52,244,975        4,303,744
   Change in unrealized gains
     (losses) on investments....          720,622        (198,036)     (18,349,887)      (4,175,864)
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          627,599        (401,710)       27,129,006      (3,734,874)
                                 ---------------- ---------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......          473,088          502,756       10,762,342       28,373,571
   Net transfers (including fixed
     account)...................         (46,877)          339,769      213,225,860      (3,830,425)
   Contract charges.............         (44,480)         (40,341)      (3,408,013)      (1,729,006)
   Transfers for contract benefits
     and terminations...........        (505,477)      (1,066,219)     (27,116,459)     (14,724,813)
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        (123,746)        (264,035)      193,463,730        8,089,327
                                 ---------------- ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............          503,853        (665,745)      220,592,736        4,354,453
NET ASSETS:
   Beginning of year............        4,601,785        5,267,530      248,172,110      243,817,657
                                 ---------------- ---------------- ----------------  ---------------
   End of year.................. $      5,105,638 $      4,601,785 $    468,764,846  $   248,172,110
                                 ================ ================ ================  ===============


                                 MSF LOOMIS SAYLES SMALL CAP CORE
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------  ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     (204,728)  $      (163,817)
   Net realized gains (losses)..         586,780           236,293
   Change in unrealized gains
     (losses) on investments....         882,105         (316,577)
                                 ---------------  ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       1,264,157         (244,101)
                                 ---------------  ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       1,667,845         3,145,758
   Net transfers (including fixed
     account)...................       (236,709)           790,442
   Contract charges.............       (146,127)          (97,951)
   Transfers for contract benefits
     and terminations...........       (534,188)         (500,976)
                                 ---------------  ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....         750,821         3,337,273
                                 ---------------  ----------------
     Net increase (decrease)
       in net assets............       2,014,978         3,093,172
NET ASSETS:
   Beginning of year............      10,317,247         7,224,075
                                 ---------------  ----------------
   End of year.................. $    12,332,225  $     10,317,247
                                 ===============  ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                MSF LOOMIS
                                               SAYLES SMALL                                            MSF MET/DIMENSIONAL
                                                CAP GROWTH      MSF MET/ARTISAN MID CAP VALUE      INTERNATIONAL SMALL COMPANY
                                                SUB-ACCOUNT              SUB-ACCOUNT                       SUB-ACCOUNT
                                             ---------------- --------------------------------- --------------------------------
                                                 2012 (c)           2012             2011            2012              2011
                                             ---------------- ---------------- ---------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)............. $          (109) $    (1,777,619) $    (1,804,625) $       301,440  $       163,960
   Net realized gains (losses)..............                1      (3,905,883)      (4,721,063)       3,990,436        1,929,239
   Change in unrealized gains
     (losses) on investments................            1,023       26,191,820       16,718,666       3,392,556     (11,314,641)
                                             ---------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......................              915       20,508,318       10,192,978       7,684,432      (9,221,442)
                                             ---------------- ---------------- ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...................           37,207        4,670,705       14,435,287       2,031,164       12,367,561
   Net transfers (including fixed
     account)...............................            2,807      (4,614,193)      (4,525,054)     (1,495,504)       10,261,540
   Contract charges.........................               --      (1,472,349)      (1,217,992)       (519,052)        (349,341)
   Transfers for contract benefits
     and terminations.......................              (2)     (17,348,925)     (17,228,405)     (2,307,911)      (1,583,390)
                                             ---------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions................           40,012     (18,764,762)      (8,536,164)     (2,291,303)       20,696,370
                                             ---------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets........................           40,927        1,743,556        1,656,814       5,393,129       11,474,928
NET ASSETS:
   Beginning of year........................               --      215,514,020      213,857,206      47,225,164       35,750,236
                                             ---------------- ---------------- ---------------- ---------------  ---------------
   End of year.............................. $         40,927 $    217,257,576 $    215,514,020 $    52,618,293  $    47,225,164
                                             ================ ================ ================ ===============  ===============


                                                                                             MSF METLIFE
                                             MSF METLIFE CONSERVATIVE ALLOCATION CONSERVATIVE TO MODERATE ALLOCATION
                                                         SUB-ACCOUNT                         SUB-ACCOUNT
                                             ----------------------------------- -----------------------------------
                                                    2012             2011               2012             2011
                                              ---------------  ----------------   ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss).............  $       152,780  $         67,670   $         85,571  $        31,247
   Net realized gains (losses)..............          493,943           122,681            122,762          249,879
   Change in unrealized gains
     (losses) on investments................           57,363          (26,700)            444,706        (318,879)
                                              ---------------  ----------------   ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations......................          704,086           163,651            653,039         (37,753)
                                              ---------------  ----------------   ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...................           26,093             9,587              7,045           27,147
   Net transfers (including fixed
     account)...............................        (539,314)         1,116,876            495,113        (917,334)
   Contract charges.........................         (83,156)          (77,051)           (61,615)         (63,552)
   Transfers for contract benefits
     and terminations.......................        (848,031)         (815,906)          (660,740)      (1,122,419)
                                              ---------------  ----------------   ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions................      (1,444,408)           233,506          (220,197)      (2,076,158)
                                              ---------------  ----------------   ----------------  ---------------
     Net increase (decrease)
       in net assets........................        (740,322)           397,157            432,842      (2,113,911)
NET ASSETS:
   Beginning of year........................       10,395,348         9,998,191          7,143,945        9,257,856
                                              ---------------  ----------------   ----------------  ---------------
   End of year..............................  $     9,655,026  $     10,395,348   $      7,576,787  $     7,143,945
                                              ===============  ================   ================  ===============



                                              MSF METLIFE MID CAP STOCK INDEX  MSF METLIFE MODERATE ALLOCATION
                                                        SUB-ACCOUNT                      SUB-ACCOUNT
                                             -------------------------------- ---------------------------------
                                                  2012              2011            2012             2011
                                             ---------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)............. $     (572,617)  $     (611,052) $        277,463 $       (96,570)
   Net realized gains (losses)..............       4,370,936        3,676,366          338,723           92,206
   Change in unrealized gains
     (losses) on investments................       8,138,980      (6,803,063)        3,990,206      (1,412,843)
                                             ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations......................      11,937,299      (3,737,749)        4,606,392      (1,417,207)
                                             ---------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners...................       5,096,199       21,214,056          235,760          529,488
   Net transfers (including fixed
     account)...............................     (1,239,620)        4,811,816      (2,028,081)          755,597
   Contract charges.........................       (736,669)        (495,418)        (397,645)        (401,703)
   Transfers for contract benefits
     and terminations.......................     (3,873,437)      (3,459,711)      (5,009,708)      (3,899,306)
                                             ---------------  --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions................       (753,527)       22,070,743      (7,199,674)      (3,015,924)
                                             ---------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets........................      11,183,772       18,332,994      (2,593,282)      (4,433,131)
NET ASSETS:
   Beginning of year........................      77,805,929       59,472,935       44,282,730       48,715,861
                                             ---------------  --------------- ---------------- ----------------
   End of year.............................. $    88,989,701  $    77,805,929 $     41,689,448 $     44,282,730
                                             ===============  =============== ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                            MSF METLIFE
                                 MODERATE TO AGGRESSIVE ALLOCATION      MSF METLIFE STOCK INDEX
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ----------------  --------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $         87,401  $     (161,655) $      (576,725) $      (541,316)
   Net realized gains (losses)..         (18,329)        (336,754)       16,988,226        6,222,006
   Change in unrealized gains
     (losses) on investments....        6,305,708      (2,412,130)       36,899,374      (6,858,838)
                                 ----------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        6,374,780      (2,910,539)       53,310,875      (1,178,148)
                                 ----------------  --------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......          490,083          354,953       13,972,783       35,862,652
   Net transfers (including fixed
     account)...................        (857,665)        (692,805)       52,688,716        3,699,860
   Contract charges.............        (518,714)        (534,363)      (2,778,637)      (1,876,090)
   Transfers for contract benefits
     and terminations...........      (2,489,601)      (5,262,248)     (26,428,489)     (23,701,570)
                                 ----------------  --------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      (3,375,897)      (6,134,463)       37,454,373       13,984,852
                                 ----------------  --------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............        2,998,883      (9,045,002)       90,765,248       12,806,704
NET ASSETS:
   Beginning of year............       48,721,974       57,766,976      355,993,780      343,187,076
                                 ----------------  --------------- ---------------- ----------------
   End of year.................. $     51,720,857  $    48,721,974 $    446,759,028 $    355,993,780
                                 ================  =============== ================ ================


                                       MSF MFS TOTAL RETURN                 MSF MFS VALUE
                                            SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- ---------------------------------
                                      2012              2011            2012             2011
                                 ---------------  --------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $       424,862  $       420,877 $        114,295  $      (51,339)
   Net realized gains (losses)..       (156,072)        (473,539)        1,137,911          110,867
   Change in unrealized gains
     (losses) on investments....       3,058,830          350,834        5,105,739        (361,758)
                                 ---------------  --------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       3,327,620          298,172        6,357,945        (302,230)
                                 ---------------  --------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       2,818,361        1,538,084        4,333,740        5,478,914
   Net transfers (including fixed
     account)...................       (315,421)        (917,347)      (2,214,337)      (3,242,915)
   Contract charges.............       (109,645)         (94,916)        (405,280)        (342,572)
   Transfers for contract benefits
     and terminations...........     (6,767,115)      (5,109,884)      (3,551,720)      (3,266,565)
                                 ---------------  --------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....     (4,373,820)      (4,584,063)      (1,837,597)      (1,373,138)
                                 ---------------  --------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............     (1,046,200)      (4,285,891)        4,520,348      (1,675,368)
NET ASSETS:
   Beginning of year............      36,390,818       40,676,709       43,754,913       45,430,281
                                 ---------------  --------------- ----------------  ---------------
   End of year.................. $    35,344,618  $    36,390,818 $     48,275,261  $    43,754,913
                                 ===============  =============== ================  ===============


                                        MSF MSCI EAFE INDEX          MSF NEUBERGER BERMAN GENESIS
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012              2011
                                 ---------------  ---------------- ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     1,054,723  $        516,838 $      (124,305)  $      (65,542)
   Net realized gains (losses)..       (680,643)         (214,534)        (160,855)        (367,718)
   Change in unrealized gains
     (losses) on investments....      11,210,227      (11,175,105)        1,235,418          835,096
                                 ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      11,584,307      (10,872,801)          950,258          401,836
                                 ---------------  ---------------- ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       5,049,892        17,895,684        1,660,390        1,545,630
   Net transfers (including fixed
     account)...................       (493,052)         6,493,942      (1,236,464)          425,035
   Contract charges.............       (714,896)         (482,401)         (14,681)          (1,915)
   Transfers for contract benefits
     and terminations...........     (3,180,913)       (2,709,903)        (827,588)        (833,642)
                                 ---------------  ---------------- ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....         661,031        21,197,322        (418,343)        1,135,108
                                 ---------------  ---------------- ----------------  ---------------
     Net increase (decrease)
       in net assets............      12,245,338        10,324,521          531,915        1,536,944
NET ASSETS:
   Beginning of year............      69,159,210        58,834,689       11,266,993        9,730,049
                                 ---------------  ---------------- ----------------  ---------------
   End of year.................. $    81,404,548  $     69,159,210 $     11,798,908  $    11,266,993
                                 ===============  ================ ================  ===============


                                   MSF OPPENHEIMER GLOBAL EQUITY
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012              2011
                                 ----------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $        (7,496)  $        33,748
   Net realized gains (losses)..           25,191           32,088
   Change in unrealized gains
     (losses) on investments....        1,707,146      (1,057,952)
                                 ----------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........        1,724,841        (992,116)
                                 ----------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......           93,332           14,604
   Net transfers (including fixed
     account)...................           42,419        (112,692)
   Contract charges.............         (47,022)         (48,035)
   Transfers for contract benefits
     and terminations...........      (1,160,102)        (803,879)
                                 ----------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      (1,071,373)        (950,002)
                                 ----------------  ---------------
     Net increase (decrease)
       in net assets............          653,468      (1,942,118)
NET ASSETS:
   Beginning of year............        9,330,001       11,272,119
                                 ----------------  ---------------
   End of year.................. $      9,983,469  $     9,330,001
                                 ================  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                                 MSF                              MSF
                                     MSF RUSSELL 2000 INDEX        T. ROWE PRICE LARGE CAP GROWTH   T. ROWE PRICE SMALL CAP GROWTH
                                           SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- --------------------------------
                                      2012             2011             2012             2011            2012             2011
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $     (489,405)  $     (411,085) $      (26,562)  $      (23,368) $     (120,658)  $     (128,231)
   Net realized gains (losses)..       3,012,181          817,885         134,449           50,572       1,108,096          674,320
   Change in unrealized gains
     (losses) on investments....       8,632,997      (4,414,923)         129,142         (71,297)          44,932        (496,604)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........      11,155,773      (4,008,123)         237,029         (44,093)       1,032,370           49,485
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       4,246,140       17,451,216           3,080           10,423         162,113          164,091
   Net transfers (including fixed
     account)...................      16,541,440        6,432,166         255,979          290,485       (200,702)        (107,084)
   Contract charges.............       (752,572)        (418,129)           (569)            (525)        (62,062)         (64,784)
   Transfers for contract benefits
     and terminations...........     (3,521,274)      (2,168,425)       (459,528)        (156,316)       (622,866)        (827,214)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....      16,513,734       21,296,828       (201,038)          144,067       (723,517)        (834,991)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............      27,669,507       17,288,705          35,991           99,974         308,853        (785,506)
NET ASSETS:
   Beginning of year............      64,081,468       46,792,763       1,465,621        1,365,647       7,500,142        8,285,648
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.................. $    91,750,975  $    64,081,468 $     1,501,612  $     1,465,621 $     7,808,995  $     7,500,142
                                 ===============  =============== ===============  =============== ===============  ===============

                                            MSF VAN ECK                   MSF WESTERN ASSET
                                     GLOBAL NATURAL RESOURCES        MANAGEMENT U.S. GOVERNMENT        NEUBERGER BERMAN GENESIS
                                            SUB-ACCOUNT                      SUB-ACCOUNT                      SUB-ACCOUNT
                                 -------------------------------- -------------------------------- --------------------------------
                                       2012             2011            2012             2011            2012             2011
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $   (1,735,261)  $     (462,898) $     1,122,805  $     (708,643) $          (52)  $           (3)
   Net realized gains (losses)..       5,438,424        9,617,357         531,096        7,987,260             348              710
   Change in unrealized gains
     (losses) on investments....     (1,471,349)     (31,541,279)       2,934,349        1,445,269             363            (351)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........       2,231,814     (22,386,820)       4,588,250        8,723,886             659              356
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......       3,689,394       34,219,632      39,776,656       59,541,185              --               --
   Net transfers (including fixed
     account)...................       4,851,544       23,949,431       8,514,246       18,969,886              --               --
   Contract charges.............     (1,484,490)        (935,611)     (2,890,949)      (1,915,584)              --               --
   Transfers for contract benefits
     and terminations...........     (3,724,214)      (2,885,420)    (22,207,896)     (14,697,313)             (1)          (1,576)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....       3,332,234       54,348,032      23,192,057       61,898,174             (1)          (1,576)
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............       5,564,048       31,961,212      27,780,307       70,622,060             658          (1,220)
NET ASSETS:
   Beginning of year............     106,332,935       74,371,723     285,529,978      214,907,918           7,443            8,663
                                 ---------------  --------------- ---------------  --------------- ---------------  ---------------
   End of year.................. $   111,896,983  $   106,332,935 $   313,310,285  $   285,529,978 $         8,101  $         7,443
                                 ===============  =============== ===============  =============== ===============  ===============


                                     OPPENHEIMER VA CORE BOND
                                            SUB-ACCOUNT
                                 ---------------------------------
                                       2012             2011
                                 ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $            311 $            447
   Net realized gains (losses)..            (598)            (199)
   Change in unrealized gains
     (losses) on investments....            1,084              420
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........              797              668
                                 ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......               --               --
   Net transfers (including fixed
     account)...................               --               --
   Contract charges.............               --               --
   Transfers for contract benefits
     and terminations...........          (1,889)            (403)
                                 ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....          (1,889)            (403)
                                 ---------------- ----------------
     Net increase (decrease)
       in net assets............          (1,092)              265
NET ASSETS:
   Beginning of year............           10,150            9,885
                                 ---------------- ----------------
   End of year.................. $          9,058 $         10,150
                                 ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                          OPPENHEIMER VA                   OPPENHEIMER VA
                                      GLOBAL STRATEGIC INCOME       MAIN STREET SMALL- & MID-CAP
                                            SUB-ACCOUNT                      SUB-ACCOUNT
                                 --------------------------------- --------------------------------
                                       2012             2011            2012             2011
                                 ---------------- ---------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $            199 $             76 $     (928,472)  $     (767,564)
   Net realized gains (losses)..               54               58       1,063,609          203,212
   Change in unrealized gains
     (losses) on investments....              229            (154)      13,086,051      (2,478,847)
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........              482             (20)      13,221,188      (3,043,199)
                                 ---------------- ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......               --               --       7,613,898       19,198,573
   Net transfers (including fixed
     account)...................                5               --     (1,388,199)      (1,296,984)
   Contract charges.............               --               --       (862,843)        (583,543)
   Transfers for contract benefits
     and terminations...........               --              (2)     (3,986,210)      (3,112,303)
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....                5              (2)       1,376,646       14,205,743
                                 ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............              487             (22)      14,597,834       11,162,544
NET ASSETS:
   Beginning of year............            4,075            4,097      81,494,321       70,331,777
                                 ---------------- ---------------- ---------------  ---------------
   End of year.................. $          4,562 $          4,075 $    96,092,155  $    81,494,321
                                 ================ ================ ===============  ===============


                                    OPPENHEIMER VA MAIN STREET           OPPENHEIMER VA MONEY
                                            SUB-ACCOUNT                       SUB-ACCOUNT
                                 --------------------------------- ---------------------------------
                                       2012             2011             2012             2011
                                 ---------------  ---------------- ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $         (512)  $          (135) $        (1,590) $        (1,601)
   Net realized gains (losses)..           4,748               433               --               --
   Change in unrealized gains
     (losses) on investments....          10,567           (1,737)               --               --
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          14,803           (1,439)          (1,590)          (1,601)
                                 ---------------  ---------------- ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......              --                --               --               --
   Net transfers (including fixed
     account)...................              --                --               --               --
   Contract charges.............              --                --               --               --
   Transfers for contract benefits
     and terminations...........        (38,440)          (10,510)            (154)               --
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....        (38,440)          (10,510)            (154)               --
                                 ---------------  ---------------- ---------------- ----------------
     Net increase (decrease)
       in net assets............        (23,637)          (11,949)          (1,744)          (1,601)
NET ASSETS:
   Beginning of year............         107,300           119,249          114,709          116,310
                                 ---------------  ---------------- ---------------- ----------------
   End of year.................. $        83,663  $        107,300 $        112,965 $        114,709
                                 ===============  ================ ================ ================


                                   PIONEER VCT EMERGING MARKETS       PIONEER VCT EQUITY INCOME       PIONEER VCT FUNDAMENTAL VALUE
                                            SUB-ACCOUNT                      SUB-ACCOUNT                       SUB-ACCOUNT
                                 -------------------------------- --------------------------------- --------------------------------
                                       2012             2011            2012             2011            2012              2011
                                 ---------------  --------------- ---------------- ---------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss). $      (11,558)  $      (14,258) $         11,313 $          1,420 $      (11,306)  $      (16,195)
   Net realized gains (losses)..          25,278          130,082            4,300           25,366          39,918           66,099
   Change in unrealized gains
     (losses) on investments....          54,203        (342,409)           22,355          (8,175)         154,904        (151,331)
                                 ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations..........          67,923        (226,585)           37,968           18,611         183,516        (101,427)
                                 ---------------  --------------- ---------------- ---------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners.......           3,564            1,532            3,646           17,935           3,689           49,717
   Net transfers (including fixed
     account)...................          97,437        (235,661)          142,735            2,188         (8,654)         (11,643)
   Contract charges.............         (8,283)          (7,667)          (5,521)          (3,408)        (24,154)         (22,314)
   Transfers for contract benefits
     and terminations...........        (75,321)         (38,456)          (1,130)         (39,808)        (53,735)         (71,015)
                                 ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions....          17,397        (280,252)          139,730         (23,093)        (82,854)         (55,255)
                                 ---------------  --------------- ---------------- ---------------- ---------------  ---------------
     Net increase (decrease)
       in net assets............          85,320        (506,837)          177,698          (4,482)         100,662        (156,682)
NET ASSETS:
   Beginning of year............         705,700        1,212,537          371,272          375,754       2,036,161        2,192,843
                                 ---------------  --------------- ---------------- ---------------- ---------------  ---------------
   End of year.................. $       791,020  $       705,700 $        548,970 $        371,272 $     2,136,823  $     2,036,161
                                 ===============  =============== ================ ================ ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONTINUED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                           PIONEER VCT                     PIONEER VCT
                                   IBBOTSON GROWTH ALLOCATION     IBBOTSON MODERATE ALLOCATION       PIONEER VCT MID CAP VALUE
                                           SUB-ACCOUNT                     SUB-ACCOUNT                      SUB-ACCOUNT
                                -------------------------------- ------------------------------- --------------------------------
                                      2012            2011            2012             2011            2012            2011
                                ---------------  --------------- --------------- --------------- ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss) $        19,019  $        54,501 $       255,252 $       258,516 $     (308,091)  $     (382,036)
   Net realized gains (losses).         369,421          570,575         292,055         478,836        (22,002)        (196,587)
   Change in unrealized gains
     (losses) on investments...       1,375,293      (1,522,642)       2,023,933     (1,687,092)       4,990,668      (3,104,961)
                                ---------------  --------------- --------------- --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.........       1,763,733        (897,566)       2,571,240       (949,740)       4,660,575      (3,683,584)
                                ---------------  --------------- --------------- --------------- ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners......         641,966          511,714         195,281         328,456       7,895,929       10,108,088
   Net transfers (including fixed
     account)..................       (586,915)           91,092         603,458       (397,747)         302,978           93,726
   Contract charges............       (176,884)        (171,221)       (347,432)       (304,770)       (363,551)        (247,775)
   Transfers for contract benefits
     and terminations..........       (271,037)      (1,184,076)       (549,849)       (224,335)     (5,196,081)      (3,747,196)
                                ---------------  --------------- --------------- --------------- ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions...       (392,870)        (752,491)        (98,542)       (598,396)       2,639,275        6,206,843
                                ---------------  --------------- --------------- --------------- ---------------  ---------------
     Net increase (decrease)
       in net assets...........       1,370,863      (1,650,057)       2,472,698     (1,548,136)       7,299,850        2,523,259
NET ASSETS:
   Beginning of year...........      17,736,364       19,386,421      25,968,930      27,517,066      49,145,077       46,621,818
                                ---------------  --------------- --------------- --------------- ---------------  ---------------
   End of year................. $    19,107,227  $    17,736,364 $    28,441,628 $    25,968,930 $    56,444,927  $    49,145,077
                                ===============  =============== =============== =============== ===============  ===============


                                PIONEER VCT REAL ESTATE SHARES      T. ROWE PRICE GROWTH STOCK    T. ROWE PRICE INTERNATIONAL STOCK
                                          SUB-ACCOUNT                       SUB-ACCOUNT                      SUB-ACCOUNT
                                -------------------------------- -------------------------------- ---------------------------------
                                     2012             2011             2012            2011             2012             2011
                                --------------- ---------------- ---------------  ---------------  --------------- ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss) $         1,265 $          1,519 $      (47,423)  $      (59,282)  $         2,166 $         2,664
   Net realized gains (losses).          26,262           38,424         237,825          190,162          (5,645)           7,435
   Change in unrealized gains
     (losses) on investments...           8,731         (16,981)         849,311        (236,045)          113,047       (113,333)
                                --------------- ---------------- ---------------  ---------------  --------------- ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.........          36,258           22,962       1,039,713        (105,165)          109,568       (103,234)
                                --------------- ---------------- ---------------  ---------------  --------------- ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners......           1,012            5,618         218,037          216,607           27,542          41,333
   Net transfers (including fixed
     account)..................           3,518           32,428       (456,841)        (663,078)        (158,822)        (34,802)
   Contract charges............         (2,765)          (2,402)         (1,517)          (1,812)            (158)           (248)
   Transfers for contract benefits
     and terminations..........        (52,356)         (40,967)       (410,744)        (601,473)         (43,778)       (129,646)
                                --------------- ---------------- ---------------  ---------------  --------------- ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions...        (50,591)          (5,323)       (651,065)      (1,049,756)        (175,216)       (123,363)
                                --------------- ---------------- ---------------  ---------------  --------------- ---------------
     Net increase (decrease)
       in net assets...........        (14,333)           17,639         388,648      (1,154,921)         (65,648)       (226,597)
NET ASSETS:
   Beginning of year...........         251,847          234,208       6,015,937        7,170,858          705,529         932,126
                                --------------- ---------------- ---------------  ---------------  --------------- ---------------
   End of year................. $       237,514 $        251,847 $     6,404,585  $     6,015,937  $       639,881 $       705,529
                                =============== ================ ===============  ===============  =============== ===============


                                   T. ROWE PRICE PRIME RESERVE
                                           SUB-ACCOUNT
                                --------------------------------
                                      2012             2011
                                ---------------  ---------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss) $       (7,879)  $       (9,971)
   Net realized gains (losses).              --               --
   Change in unrealized gains
     (losses) on investments...              --               --
                                ---------------  ---------------
     Net increase (decrease)
       in net assets resulting
       from operations.........         (7,879)          (9,971)
                                ---------------  ---------------
CONTRACT TRANSACTIONS:
   Purchase payments received
     from contract owners......             301              256
   Net transfers (including fixed
     account)..................       (199,272)        (193,918)
   Contract charges............           (187)            (252)
   Transfers for contract benefits
     and terminations..........        (43,573)         (86,977)
                                ---------------  ---------------
     Net increase (decrease) in
       net assets resulting from
       contract transactions...       (242,731)        (280,891)
                                ---------------  ---------------
     Net increase (decrease)
       in net assets...........       (250,610)        (290,862)
NET ASSETS:
   Beginning of year...........         973,756        1,264,618
                                ---------------  ---------------
   End of year................. $       723,146  $       973,756
                                ===============  ===============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
             STATEMENTS OF CHANGES IN NET ASSETS -- (CONCLUDED)
               FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011


                                                                                                   UIF U.S. REAL ESTATE
                                                                                                        SUB-ACCOUNT
                                                                                             ---------------------------------
                                                                                                   2012             2011
                                                                                             ---------------- ----------------
INCREASE (DECREASE) IN NET ASSETS:
FROM OPERATIONS:
   Net investment income (loss)............................................................. $      (505,482) $      (457,211)
   Net realized gains (losses)..............................................................        (531,267)      (1,101,621)
   Change in unrealized gains (losses) on investments.......................................       11,927,777        4,597,096
                                                                                             ---------------- ----------------
     Net increase (decrease) in net assets resulting from operations........................       10,891,028        3,038,264
                                                                                             ---------------- ----------------
CONTRACT TRANSACTIONS:
   Purchase payments received from contract owners..........................................       13,220,555       14,746,373
   Net transfers (including fixed account)..................................................          684,788      (3,659,645)
   Contract charges.........................................................................        (537,546)        (314,694)
   Transfers for contract benefits and terminations.........................................     (10,065,780)      (6,209,041)
                                                                                             ---------------- ----------------
     Net increase (decrease) in net assets resulting from contract transactions.............        3,302,017        4,562,993
                                                                                             ---------------- ----------------
     Net increase (decrease) in net assets..................................................       14,193,045        7,601,257
NET ASSETS:
   Beginning of year........................................................................       76,564,905       68,963,648
                                                                                             ---------------- ----------------
   End of year.............................................................................. $     90,757,950 $     76,564,905
                                                                                             ================ ================

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.


 The accompanying notes are an integral part of these financial statements.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
                      NOTES TO THE FINANCIAL STATEMENTS



1. ORGANIZATION


MetLife Investors USA Separate Account A (the "Separate Account"), a separate account of MetLife Investors USA Insurance Company (the "Company"), was established by the Company's Board of Directors on May 29, 1980 to support operations of the Company with respect to certain variable annuity contracts (the "Contracts"). The Company is an indirect wholly-owned subsidiary of MetLife, Inc., a Delaware corporation. The Separate Account is registered as a unit investment trust under the Investment Company Act of 1940, as amended, and exists in accordance with the regulations of the Delaware Department of Insurance.

The Separate Account is divided into Sub-Accounts, each of which is treated as an individual accounting entity for financial reporting purposes. Each Sub-Account invests in shares of the corresponding portfolio, series, or fund (with the same name) of registered investment management companies (the "Trusts"), which are presented below:

AIM Variable Insurance Funds (Invesco Variable                 Met Investors Series Trust ("MIST")*
   Insurance Funds) ("Invesco V.I.")                           Metropolitan Series Fund ("MSF")*
American Funds Insurance Series ("American Funds")             MFS Variable Insurance Trust ("MFS VIT")
DWS Variable Series I ("DWS I")                                Neuberger Berman Equity Funds ("Neuberger
Federated Insurance Series ("Federated")                          Berman")
Fidelity Variable Insurance Products ("Fidelity VIP")          Oppenheimer Variable Account Funds
Franklin Templeton Variable Insurance Products Trust              ("Oppenheimer VA")
   ("FTVIPT")                                                  Pioneer Variable Contracts Trust ("Pioneer VCT")
Janus Aspen Series ("Janus Aspen")                             T. Rowe Price Growth Stock Fund, Inc.
Legg Mason Partners Variable Equity Trust                      T. Rowe Price International Funds, Inc.
   ("LMPVET")                                                  T. Rowe Price Prime Reserve Fund, Inc.
Legg Mason Partners Variable Income Trust                      The Alger Portfolios ("Alger")
   ("LMPVIT")                                                  The Universal Institutional Funds, Inc. ("UIF")

* See Note 5 for a discussion of additional information on related party transactions.

The assets of each of the Sub-Accounts of the Separate Account are registered in the name of the Company. Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company's other assets and liabilities. The portion of the Separate Account's assets applicable to the Contracts is not chargeable with liabilities arising out of any other business the Company may conduct.


2. LIST OF SUB-ACCOUNTS


A. Purchase payments, less any applicable charges, applied to the Separate Account are invested in one or more Sub-Accounts in accordance with the selection made by the contract owner. The following Sub-Accounts had net assets as of December 31, 2012:

Alger Small Cap Growth Sub-Account                       Fidelity VIP Equity-Income Sub-Account
American Funds Bond Sub-Account                          Fidelity VIP FundsManager 50% Sub-Account (b)
American Funds Global Growth Sub-Account                 Fidelity VIP FundsManager 60% Sub-Account
American Funds Global Small Capitalization               Fidelity VIP Growth Sub-Account
   Sub-Account                                           Fidelity VIP Index 500 Sub-Account
American Funds Growth Sub-Account                        Fidelity VIP Mid Cap Sub-Account
American Funds Growth-Income Sub-Account                 Fidelity VIP Money Market Sub-Account (a)
DWS I International Sub-Account                          Fidelity VIP Overseas Sub-Account
Federated High Income Bond Sub-Account                   FTVIPT Franklin Income Securities Sub-Account
Federated Kaufman Sub-Account                            FTVIPT Franklin Small Cap Value Securities
Fidelity VIP Asset Manager Sub-Account                     Sub-Account
Fidelity VIP Contrafund Sub-Account (a)                  FTVIPT Mutual Shares Securities Sub-Account

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF SUB-ACCOUNTS -- (CONTINUED)


FTVIPT Templeton Foreign Securities Sub-Account          MIST American Funds International Sub-Account
FTVIPT Templeton Global Bond Securities                  MIST American Funds Moderate Allocation
   Sub-Account                                             Sub-Account
Invesco V.I. Core Equity Sub-Account                     MIST AQR Global Risk Balanced Sub-Account
Invesco V.I. Global Real Estate Sub-Account              MIST BlackRock Global Tactical Strategies
Invesco V.I. International Growth Sub-Account (a)          Sub-Account
Invesco V.I. Van Kampen American Franchise               MIST BlackRock High Yield Sub-Account (a)
   Sub-Account                                           MIST BlackRock Large Cap Core Sub-Account (a)
Invesco V.I. Van Kampen American Value Sub-Account       MIST Clarion Global Real Estate Sub-Account
Invesco V.I. Van Kampen Equity and Income                MIST Dreman Small Cap Value Sub-Account (a)
   Sub-Account (a)                                       MIST Goldman Sachs Mid Cap Value Sub-Account
Invesco V.I. Van Kampen Growth and Income                MIST Harris Oakmark International Sub-Account (a)
   Sub-Account (a)                                       MIST Invesco Balanced-Risk Allocation
Janus Aspen Worldwide Sub-Account                          Sub-Account (b)
LMPVET ClearBridge Variable Aggressive Growth            MIST Invesco Small Cap Growth Sub-Account (a)
   Sub-Account (a)                                       MIST Janus Forty Sub-Account (a)
LMPVET ClearBridge Variable Appreciation                 MIST Jennison Large Cap Equity Sub-Account
   Sub-Account                                           MIST JPMorgan Global Active Allocation
LMPVET ClearBridge Variable Equity Income Builder          Sub-Account (b)
   Sub-Account (a)                                       MIST Legg Mason ClearBridge Aggressive Growth
LMPVET ClearBridge Variable Fundamental All Cap            Sub-Account
   Value Sub-Account                                     MIST Loomis Sayles Global Markets Sub-Account
LMPVET ClearBridge Variable Large Cap Growth             MIST Lord Abbett Bond Debenture Sub-Account (a)
   Sub-Account                                           MIST Lord Abbett Mid Cap Value Sub-Account
LMPVET ClearBridge Variable Large Cap Value              MIST Met/Eaton Vance Floating Rate Sub-Account
   Sub-Account                                           MIST Met/Franklin Low Duration Total Return
LMPVET ClearBridge Variable Small Cap Growth               Sub-Account
   Sub-Account                                           MIST Met/Franklin Mutual Shares Sub-Account
LMPVET Investment Counsel Variable Social                MIST Met/Franklin Templeton Founding Strategy
   Awareness Sub-Account                                   Sub-Account
LMPVET Variable Lifestyle Allocation 50%                 MIST Met/Templeton Growth Sub-Account
   Sub-Account                                           MIST Met/Templeton International Bond Sub-Account
LMPVET Variable Lifestyle Allocation 70%                 MIST MetLife Aggressive Strategy Sub-Account
   Sub-Account                                           MIST MetLife Balanced Plus Sub-Account
LMPVET Variable Lifestyle Allocation 85%                 MIST MetLife Balanced Strategy Sub-Account
   Sub-Account                                           MIST MetLife Defensive Strategy Sub-Account
LMPVIT Western Asset Variable Global High Yield          MIST MetLife Growth Strategy Sub-Account
   Bond Sub-Account                                      MIST MetLife Moderate Strategy Sub-Account
MFS VIT Investors Trust Sub-Account                      MIST MetLife Multi-Index Targeted Risk
MFS VIT New Discovery Sub-Account                          Sub-Account (b)
MFS VIT Research Sub-Account                             MIST MFS Emerging Markets Equity Sub-Account
MIST AllianceBernstein Global Dynamic Allocation         MIST MFS Research International Sub-Account (a)
   Sub-Account                                           MIST MLA Mid Cap Sub-Account
MIST American Funds Balanced Allocation Portfolio        MIST Morgan Stanley Mid Cap Growth Sub-Account (a)
   Sub-Account                                           MIST PIMCO Inflation Protected Bond Sub-Account
MIST American Funds Bond Sub-Account                     MIST PIMCO Total Return Sub-Account (a)
MIST American Funds Growth Allocation                    MIST Pioneer Fund Sub-Account (a)
   Sub-Account                                           MIST Pioneer Strategic Income Sub-Account (a)
MIST American Funds Growth Sub-Account                   MIST Pyramis Government Income Sub-Account

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



2. LIST OF SUB-ACCOUNTS -- (CONCLUDED)


MIST RCM Technology Sub-Account (a)                        MSF MetLife Stock Index Sub-Account (a)
MIST Schroders Global Multi-Asset Sub-Account (b)          MSF MFS Total Return Sub-Account (a)
MIST SSgA Growth and Income ETF Sub-Account                MSF MFS Value Sub-Account (a)
MIST SSgA Growth ETF Sub-Account                           MSF MSCI EAFE Index Sub-Account (a)
MIST T. Rowe Price Large Cap Value Sub-Account (a)         MSF Neuberger Berman Genesis Sub-Account (a)
MIST T. Rowe Price Mid Cap Growth Sub-Account              MSF Oppenheimer Global Equity Sub-Account
MIST Third Avenue Small Cap Value Sub-Account (a)          MSF Russell 2000 Index Sub-Account (a)
MIST Turner Mid Cap Growth Sub-Account                     MSF T. Rowe Price Large Cap Growth Sub-Account
MIST Van Kampen Comstock Sub-Account                       MSF T. Rowe Price Small Cap Growth Sub-Account (a)
MSF Baillie Gifford International Stock Sub-Account (a)    MSF Van Eck Global Natural Resources Sub-Account
MSF Barclays Capital Aggregate Bond Index                  MSF Western Asset Management U.S. Government
   Sub-Account (a)                                            Sub-Account (a)
MSF BlackRock Bond Income Sub-Account (a)                  Neuberger Berman Genesis Sub-Account
MSF BlackRock Large Cap Value Sub-Account                  Oppenheimer VA Core Bond Sub-Account
MSF BlackRock Legacy Large Cap Growth                      Oppenheimer VA Global Strategic Income
   Sub-Account (a)                                            Sub-Account
MSF BlackRock Money Market Sub-Account (a)                 Oppenheimer VA Main Street Small- & Mid-Cap
MSF Davis Venture Value Sub-Account (a)                       Sub-Account (a)
MSF FI Value Leaders Sub-Account                           Oppenheimer VA Main Street Sub-Account
MSF Jennison Growth Sub-Account (a)                        Oppenheimer VA Money Sub-Account
MSF Loomis Sayles Small Cap Core Sub-Account               Pioneer VCT Emerging Markets Sub-Account
MSF Loomis Sayles Small Cap Growth Sub-Account (b)         Pioneer VCT Equity Income Sub-Account
MSF Met/Artisan Mid Cap Value Sub-Account (a)              Pioneer VCT Fundamental Value Sub-Account
MSF Met/Dimensional International Small Company            Pioneer VCT Ibbotson Growth Allocation Sub-Account
   Sub-Account                                             Pioneer VCT Ibbotson Moderate Allocation
MSF MetLife Conservative Allocation Sub-Account               Sub-Account
MSF MetLife Conservative to Moderate Allocation            Pioneer VCT Mid Cap Value Sub-Account
   Sub-Account                                             Pioneer VCT Real Estate Shares Sub-Account
MSF MetLife Mid Cap Stock Index Sub-Account (a)            T. Rowe Price Growth Stock Sub-Account
MSF MetLife Moderate Allocation Sub-Account                T. Rowe Price International Stock Sub-Account
MSF MetLife Moderate to Aggressive Allocation              T. Rowe Price Prime Reserve Sub-Account
   Sub-Account                                             UIF U.S. Real Estate Sub-Account

(a) This Sub-Account invests in two or more share classes within the underlying portfolio, series, or fund of the Trusts.
(b) This Sub-Account began operations during the year ended December 31, 2012.

B. The following Sub-Account had no net assets as of December 31, 2012:

Federated Managed Volatility Sub-Account


3. PORTFOLIO CHANGES


The following Sub-Accounts ceased operations during the year ended December 31, 2012:

Invesco V.I. Capital Appreciation Sub-Account
MIST Oppenheimer Capital Appreciation Sub-Account
MSF Lord Abbett Mid Cap Value Sub-Account

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



3. PORTFOLIO CHANGES -- (CONCLUDED)


The operations of the Sub-Accounts were affected by the following changes that occurred during the year ended December 31, 2012:

NAME CHANGES:

Former Name                                                 New Name

Invesco Van Kampen V.I. Capital Growth Fund                 Invesco Van Kampen V.I. American Franchise Fund
Invesco Van Kampen V.I. Mid Cap Value Fund                  Invesco Van Kampen V.I. American Value Fund
(MIST) Lazard Mid Cap Portfolio                             (MIST) MLA Mid Cap Portfolio
(MIST) Rainier Large Cap Equity Portfolio                   (MIST) Jennison Large Cap Equity Portfolio
(MSF) Artio International Stock Portfolio                   (MSF) Baillie Gifford International Stock Portfolio
(MSF) Morgan Stanley EAFE Index Portfolio                   (MSF) MSCI EAFE Index Portfolio
(MSF) Neuberger Berman Mid Cap Value Portfolio              (MSF) Lord Abbett Mid Cap Value Portfolio
Pioneer VCT Cullen Value Portfolio                          Pioneer VCT Fundamental Value Portfolio

MERGERS:

Former Portfolio                                            New Portfolio

Invesco V.I. Capital Appreciation Fund                      Invesco Van Kampen V.I. American Franchise Fund
(MIST) Oppenheimer Capital Appreciation Portfolio           (MSF) Jennison Growth Portfolio
(MSF) Lord Abbett Mid Cap Value Portfolio                   (MIST) Lord Abbett Mid Cap Value Portfolio

4. SIGNIFICANT ACCOUNTING POLICIES


BASIS OF ACCOUNTING
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") applicable for variable annuity separate accounts registered as unit investment trusts.


SECURITY TRANSACTIONS
Security transactions are recorded on a trade date basis. Realized gains and losses on the sales of investments are computed on the basis of the average cost of the investment sold. Income from dividends and realized gain distributions are recorded on the ex-distribution date.


SECURITY VALUATION
A Sub-Account's investment in shares of a portfolio, series, or fund of the Trusts is valued at fair value based on the closing net asset value ("NAV") or price per share as determined by the Trusts as of the end of the year. All changes in fair value are recorded as changes in unrealized gains (losses) on investments in the statements of operations of the applicable Sub-Accounts.

The Separate Account defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Separate Account prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Separate Account has categorized its assets based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset's classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. The input levels are as follows:

Level 1 Unadjusted quoted prices in active markets for identical assets that the Separate Account has the ability to access.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4. SIGNIFICANT ACCOUNTING POLICIES -- (CONTINUED)



SECURITY VALUATION -- (CONCLUDED)
Level 2 Observable inputs other than quoted prices in Level 1 that are observable either directly or indirectly. These inputs may include quoted prices for the identical instrument on an inactive market or prices for similar instruments.
Level 3 Unobservable inputs that are supported by little or no market activity and are significant to the fair value of the assets, representing the Separate Account's own assumptions about the assumptions a market participant would use in valuing the asset, and based on the best information available.

Each Sub-Account invests in shares of open-end mutual funds which calculate a daily NAV based on the fair value of the underlying securities in their portfolios. As a result, and as required by law, shares of open-end mutual funds are purchased and redeemed at their quoted daily NAV as reported by the Trusts at the close of each business day. On that basis, the inputs used to value all shares held by the Separate Account, which are measured at fair value on a recurring basis, are classified as Level 2. There were no transfers between Level 1 and Level 2, and no activity in Level 3 during the year.


FEDERAL INCOME TAXES
The operations of the Separate Account form a part of the total operations of the Company and are not taxed separately. The Company is taxed as a life insurance company under the provisions of the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Separate Account to the extent the earnings are credited under the Contracts. Accordingly, no charge is currently being made to the Separate Account for federal income taxes. The Company will periodically review the status of this policy in the event of changes in the tax law. A charge may be made in future years for any federal income taxes that would be attributable to the Contracts.


ANNUITY PAYOUTS
Net assets allocated to Contracts in the payout period are computed according to industry standard mortality tables. The assumed investment return is between
3.0 and 4.0 percent. The mortality risk is fully borne by the Company and may result in additional amounts being transferred into the Separate Account by the Company to cover greater longevity of annuitants than expected. Conversely, if amounts allocated exceed amounts required, transfers may be made to the Company.


PURCHASE PAYMENTS
Purchase payments received from contract owners by the Company are credited as accumulation units as of the end of the valuation period in which received, as provided in the prospectus, and are reported as contract transactions on the statements of changes in net assets of the applicable Sub-Accounts.


NET TRANSFERS
Funds transferred by the contract owner into or out of Sub-Accounts within the Separate Account or into or out of the fixed account (an investment option in the Company's general account) are recorded on a net basis as net transfers in the statements of changes in net assets of the applicable Sub-Accounts.


USE OF ESTIMATES
The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect amounts reported herein. Actual results could differ from these estimates.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



4. SIGNIFICANT ACCOUNTING POLICIES -- (CONCLUDED)



ADOPTION OF NEW ACCOUNTING PRONOUNCEMENT
Effective January 1, 2012, the Separate Account adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards. Some of the amendments clarify the Financial Accounting Standards Board's intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have an impact on the Separate Account's financial statements.


5. EXPENSES AND RELATED PARTY TRANSACTIONS


The following annual Separate Account charges paid to the Company, are asset-based charges assessed through a daily reduction in unit values, which are recorded as expenses in the accompanying statements of operations of the applicable Sub-Accounts:

   Mortality and Expense Risk -- The mortality risk assumed by the Company is the risk that those insured may die sooner than anticipated and therefore, the Company will pay an aggregate amount of death benefits greater than anticipated. The expense risk assumed is the risk that expenses incurred in issuing and administering the Contracts will exceed the amounts realized from the administrative charges assessed against the Contracts. In addition, the charge compensates the Company for the risk that the investor may live longer than estimated and the Company would be obligated to pay more in income payments than anticipated.

   Administrative -- The Company has responsibility for the administration of the Contracts and the Separate Account. Generally, the administrative charge is related to the maintenance, including distribution, of each contract and the Separate Account.

   Optional Death Benefit Rider -- For an additional charge, the total death benefit payable may be increased based on increases in account value of the Contracts.

   Distribution Expense -- The risk that surrender charges will be insufficient to cover the actual costs of distribution which includes commissions, fees, registration costs, direct and indirect selling expenses.

   Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

   Earnings Preservation Benefit -- For an additional charge, the Company will provide this additional death benefit.

   The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2012:

     -----------------------------------------------------------------------------------------------------------------------
      Mortality and Expense Risk                                                                             0.70% - 2.05%
     -----------------------------------------------------------------------------------------------------------------------
      Administrative                                                                                         0.10% - 0.25%
     -----------------------------------------------------------------------------------------------------------------------
      Optional Death Benefit Rider                                                                           0.15% - 0.35%
     -----------------------------------------------------------------------------------------------------------------------
      Distribution Expense                                                                                   0.10%
     -----------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                1.50%
     -----------------------------------------------------------------------------------------------------------------------
      Earnings Preservation Benefit                                                                          0.25%
     -----------------------------------------------------------------------------------------------------------------------

   The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract. The range of effective rates disclosed above excludes any waivers granted to certain Sub-Accounts.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



5. EXPENSES AND RELATED PARTY TRANSACTIONS -- (CONCLUDED)


The following optional rider charges paid to the Company are charged at each contract anniversary date through the redemption of units and are recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts:

   Guaranteed Minimum Accumulation Benefit -- For an additional charge, the Company will guarantee that the contract value will not be less than a guaranteed minimum amount at the end of a specified number of years.

   Lifetime Withdrawal Guarantee -- For an additional charge, the Company will guarantee minimum withdrawals for life regardless of market conditions.

   Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee minimum withdrawals regardless of market conditions.

   Guaranteed Minimum Income Benefit -- For an additional charge, the Company will guarantee a minimum payment regardless of market conditions.

   Enhanced Death Benefit -- For an additional charge, the Company will guarantee a death benefit equal to the greater of the account value or the higher of two death benefit bases.

   Enhanced Guaranteed Withdrawal Benefit -- For an additional charge, the Company will guarantee that at least the entire amount of purchase payments will be returned through a series of withdrawals without annuitizing.

   The table below represents the range of effective annual rates for each respective charge for the year ended December 31, 2012:

     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Accumulation Benefit                                                                      0.75%
     -----------------------------------------------------------------------------------------------------------------------------
      Lifetime Withdrawal Guarantee                                                                                0.50% - 1.80%
     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Withdrawal Benefit                                                                                0.25% - 1.20%
     -----------------------------------------------------------------------------------------------------------------------------
      Guaranteed Minimum Income Benefit                                                                            0.50% - 1.50%
     -----------------------------------------------------------------------------------------------------------------------------
      Enhanced Death Benefit                                                                                       0.60% - 1.50%
     -----------------------------------------------------------------------------------------------------------------------------
      Enhanced Guaranteed Withdrawal Benefit                                                                       0.50% - 1.00%
     -----------------------------------------------------------------------------------------------------------------------------

   The above referenced charges may not necessarily correspond to the costs associated with providing the services or benefits indicated by the designation of the charge or associated with a particular contract.

A contract maintenance fee ranging from $30 to $40 is assessed on an annual basis for Contracts with a value of less than $50,000. A transfer fee ranging from $0 to $25 may be deducted after twelve transfers are made in a contract year or, for certain contracts, 2% of the amount transferred from the contract value, if less. For certain contracts, an administrative charge is also assessed which ranges from $12 to $29.50 for each Sub-Account in which the contract owner invests (waived if purchase payments equal or exceed $2,000 in the year, or if the account value is $10,000 or more at year end). For other Contracts the administrative charge is $21.50 plus $2.50 for each Sub-Account selected, subject to the same waiver terms. In addition, the Contracts impose a surrender charge which ranges from 0% to 9% if the contract is partially or fully surrendered within the specified surrender charge period. For certain contracts, a transaction charge of the lesser of $10 or 2% of the surrender is imposed on surrenders and a $10 charge is assessed for annuitizations. For those contract owners who choose optional living benefit riders or certain optional death benefit riders, these charges range from 0.25% to 1.80% of the benefit base and are charged at each contract anniversary date. These charges are paid to the Company and recorded as contract charges in the accompanying statements of changes in net assets of the applicable Sub-Accounts.

MetLife Advisers, LLC, which acts in the capacity of investment adviser to the portfolios of the MIST and MSF Trusts, is an affiliate of the Company.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS



                                                                         AS OF DECEMBER 31, 2012
                                                                     --------------------------------

                                                                        SHARES             COST ($)
                                                                     -------------      -------------
     Alger Small Cap Growth Sub-Account............................      1,894,388         54,792,839
     American Funds Bond Sub-Account...............................     12,463,118        132,592,774
     American Funds Global Growth Sub-Account......................     10,720,793        225,088,089
     American Funds Global Small Capitalization Sub-Account........      4,953,996         94,327,598
     American Funds Growth Sub-Account.............................     11,524,666        596,656,377
     American Funds Growth-Income Sub-Account......................      8,180,531        289,142,427
     DWS I International Sub-Account...............................      2,127,288         21,896,264
     Federated High Income Bond Sub-Account........................          3,474             24,461
     Federated Kaufman Sub-Account.................................          2,220             29,049
     Fidelity VIP Asset Manager Sub-Account........................      5,645,376         86,068,392
     Fidelity VIP Contrafund Sub-Account...........................     17,847,603        413,067,223
     Fidelity VIP Equity-Income Sub-Account........................        276,993          6,258,964
     Fidelity VIP FundsManager 50% Sub-Account (a).................     41,830,640        444,808,707
     Fidelity VIP FundsManager 60% Sub-Account.....................    344,505,085      3,336,356,120
     Fidelity VIP Growth Sub-Account...............................      3,253,254        122,314,449
     Fidelity VIP Index 500 Sub-Account............................        420,816         53,553,240
     Fidelity VIP Mid Cap Sub-Account..............................     10,834,986        307,325,311
     Fidelity VIP Money Market Sub-Account.........................     73,659,407         73,659,407
     Fidelity VIP Overseas Sub-Account.............................        325,733          5,915,275
     FTVIPT Franklin Income Securities Sub-Account.................     16,799,228        251,076,004
     FTVIPT Franklin Small Cap Value Securities Sub-Account........      4,733,740         70,627,100
     FTVIPT Mutual Shares Securities Sub-Account...................      7,536,618        129,126,522
     FTVIPT Templeton Foreign Securities Sub-Account...............      5,622,020         83,584,007
     FTVIPT Templeton Global Bond Securities Sub-Account...........     11,148,610        205,488,855
     Invesco V.I. Core Equity Sub-Account..........................          7,996            201,514
     Invesco V.I. Global Real Estate Sub-Account...................      1,542,196         20,518,309
     Invesco V.I. International Growth Sub-Account.................      7,405,049        194,618,404
     Invesco V.I. Van Kampen American Franchise Sub-Account........          4,131            142,172
     Invesco V.I. Van Kampen American Value Sub-Account............      4,502,701         55,764,972
     Invesco V.I. Van Kampen Equity and Income Sub-Account.........     33,019,624        447,944,591
     Invesco V.I. Van Kampen Growth and Income Sub-Account.........     13,391,414        234,429,357
     Janus Aspen Worldwide Sub-Account.............................            184              4,337
     LMPVET ClearBridge Variable Aggressive Growth
        Sub-Account................................................      9,836,414        151,619,845
     LMPVET ClearBridge Variable Appreciation Sub-Account..........     10,751,812        254,815,651
     LMPVET ClearBridge Variable Equity Income Builder
        Sub-Account................................................     11,607,930        126,002,939
     LMPVET ClearBridge Variable Fundamental All Cap Value
        Sub-Account................................................      5,077,627        103,960,562
     LMPVET ClearBridge Variable Large Cap Growth
        Sub-Account................................................        240,373          3,767,882
     LMPVET ClearBridge Variable Large Cap Value Sub-Account.......        307,821          4,429,839
     LMPVET ClearBridge Variable Small Cap Growth
        Sub-Account................................................      3,694,849         53,795,210
     LMPVET Investment Counsel Variable Social Awareness
        Sub-Account................................................         11,002            268,960
     LMPVET Variable Lifestyle Allocation 50% Sub-Account..........      2,593,009         30,675,918
     LMPVET Variable Lifestyle Allocation 70% Sub-Account..........        219,772          2,386,470
     LMPVET Variable Lifestyle Allocation 85% Sub-Account..........      6,019,408         69,108,327
     LMPVIT Western Asset Variable Global High Yield Bond
        Sub-Account................................................     11,301,966         92,993,564

                                                                            FOR THE YEAR ENDED
                                                                             DECEMBER 31, 2012
                                                                     ---------------------------------
                                                                         COST OF           PROCEEDS
                                                                      PURCHASES ($)     FROM SALES ($)
                                                                     --------------     --------------
     Alger Small Cap Growth Sub-Account............................      12,214,331          5,893,170
     American Funds Bond Sub-Account...............................      24,390,084          5,076,512
     American Funds Global Growth Sub-Account......................      16,295,322          9,366,147
     American Funds Global Small Capitalization Sub-Account........      14,587,851          6,413,911
     American Funds Growth Sub-Account.............................      36,393,044         16,676,191
     American Funds Growth-Income Sub-Account......................      15,864,473         18,039,926
     DWS I International Sub-Account...............................         822,189          2,230,810
     Federated High Income Bond Sub-Account........................           2,415              9,376
     Federated Kaufman Sub-Account.................................              --             33,907
     Fidelity VIP Asset Manager Sub-Account........................       2,424,829         12,268,513
     Fidelity VIP Contrafund Sub-Account...........................      50,415,984         26,356,406
     Fidelity VIP Equity-Income Sub-Account........................         550,033            897,707
     Fidelity VIP FundsManager 50% Sub-Account (a).................     444,829,268             20,846
     Fidelity VIP FundsManager 60% Sub-Account.....................     796,518,439         70,494,860
     Fidelity VIP Growth Sub-Account...............................       4,833,123         18,196,752
     Fidelity VIP Index 500 Sub-Account............................       2,105,705          8,296,367
     Fidelity VIP Mid Cap Sub-Account..............................      78,451,090          1,292,405
     Fidelity VIP Money Market Sub-Account.........................     233,238,575        232,647,824
     Fidelity VIP Overseas Sub-Account.............................         280,403            525,347
     FTVIPT Franklin Income Securities Sub-Account.................      41,502,311          7,406,846
     FTVIPT Franklin Small Cap Value Securities Sub-Account........      24,737,392            585,065
     FTVIPT Mutual Shares Securities Sub-Account...................       8,229,951         11,046,260
     FTVIPT Templeton Foreign Securities Sub-Account...............       7,610,790          6,403,235
     FTVIPT Templeton Global Bond Securities Sub-Account...........      67,666,695          3,566,505
     Invesco V.I. Core Equity Sub-Account..........................           2,419             70,636
     Invesco V.I. Global Real Estate Sub-Account...................       6,124,111            524,680
     Invesco V.I. International Growth Sub-Account.................      42,269,921            725,883
     Invesco V.I. Van Kampen American Franchise Sub-Account........          98,032             48,085
     Invesco V.I. Van Kampen American Value Sub-Account............      13,484,957          2,109,841
     Invesco V.I. Van Kampen Equity and Income Sub-Account.........      51,250,988         12,880,484
     Invesco V.I. Van Kampen Growth and Income Sub-Account.........      35,779,512          1,880,167
     Janus Aspen Worldwide Sub-Account.............................              46                 53
     LMPVET ClearBridge Variable Aggressive Growth
        Sub-Account................................................      18,974,607         14,872,902
     LMPVET ClearBridge Variable Appreciation Sub-Account..........      35,616,493          2,567,416
     LMPVET ClearBridge Variable Equity Income Builder
        Sub-Account................................................      31,313,766         11,252,268
     LMPVET ClearBridge Variable Fundamental All Cap Value
        Sub-Account................................................       5,598,634          9,289,645
     LMPVET ClearBridge Variable Large Cap Growth
        Sub-Account................................................         555,261          1,474,740
     LMPVET ClearBridge Variable Large Cap Value Sub-Account.......       1,292,216            941,177
     LMPVET ClearBridge Variable Small Cap Growth
        Sub-Account................................................      19,040,954          2,742,335
     LMPVET Investment Counsel Variable Social Awareness
        Sub-Account................................................           9,714            267,064
     LMPVET Variable Lifestyle Allocation 50% Sub-Account..........       7,889,283          2,102,408
     LMPVET Variable Lifestyle Allocation 70% Sub-Account..........          75,552            934,449
     LMPVET Variable Lifestyle Allocation 85% Sub-Account..........       9,377,253          4,899,822
     LMPVIT Western Asset Variable Global High Yield Bond
        Sub-Account................................................      18,598,162          3,657,980

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS -- (CONTINUED)



                                                                         AS OF DECEMBER 31, 2012
                                                                    ---------------------------------

                                                                        SHARES            COST ($)
                                                                    --------------     --------------
     MFS VIT Investors Trust Sub-Account..........................             894             16,248
     MFS VIT New Discovery Sub-Account............................           2,651             39,810
     MFS VIT Research Sub-Account.................................           2,295             37,479
     MIST AllianceBernstein Global Dynamic Allocation
        Sub-Account...............................................     263,910,605      2,598,855,340
     MIST American Funds Balanced Allocation
        Sub-Account...............................................     297,515,359      2,590,608,162
     MIST American Funds Bond Sub-Account.........................      32,874,048        321,187,350
     MIST American Funds Growth Allocation Sub-Account............     149,367,825      1,162,841,721
     MIST American Funds Growth Sub-Account.......................      53,601,750        418,226,499
     MIST American Funds International Sub-Account................      36,616,148        279,767,383
     MIST American Funds Moderate Allocation Sub-Account..........     165,016,743      1,494,172,050
     MIST AQR Global Risk Balanced Sub-Account....................     325,808,117      3,474,992,199
     MIST BlackRock Global Tactical Strategies Sub-Account........     467,451,876      4,544,016,767
     MIST BlackRock High Yield Sub-Account........................      31,271,538        255,982,823
     MIST BlackRock Large Cap Core Sub-Account....................       1,496,608         13,144,382
     MIST Clarion Global Real Estate Sub-Account..................      15,486,289        174,230,888
     MIST Dreman Small Cap Value Sub-Account......................       1,593,961         20,269,418
     MIST Goldman Sachs Mid Cap Value Sub-Account.................       9,929,517        126,363,943
     MIST Harris Oakmark International Sub-Account................      36,285,639        482,213,774
     MIST Invesco Balanced-Risk Allocation Sub-Account (b)........      63,052,663        650,553,911
     MIST Invesco Small Cap Growth Sub-Account....................      15,758,675        201,131,530
     MIST Janus Forty Sub-Account.................................       1,419,656         95,570,727
     MIST Jennison Large Cap Equity Sub-Account...................       7,704,315         61,445,536
     MIST JPMorgan Global Active Allocation Sub-Account (b).......      26,911,639        275,063,617
     MIST Legg Mason ClearBridge Aggressive Growth
        Sub-Account...............................................      32,397,324        249,927,755
     MIST Loomis Sayles Global Markets Sub-Account................      13,728,220        154,024,358
     MIST Lord Abbett Bond Debenture Sub-Account..................      20,009,506        240,406,456
     MIST Lord Abbett Mid Cap Value Sub-Account...................       7,967,103        110,966,543
     MIST Met/Eaton Vance Floating Rate Sub-Account...............       5,093,708         52,605,705
     MIST Met/Franklin Low Duration Total Return Sub-Account......       4,326,393         43,055,812
     MIST Met/Franklin Mutual Shares Sub-Account..................      21,077,164        164,620,789
     MIST Met/Franklin Templeton Founding Strategy
        Sub-Account...............................................      60,331,652        517,454,216
     MIST Met/Templeton Growth Sub-Account........................       5,759,890         56,763,453
     MIST Met/Templeton International Bond Sub-Account............       4,830,617         56,629,912
     MIST MetLife Aggressive Strategy Sub-Account.................      52,257,343        531,864,572
     MIST MetLife Balanced Plus Sub-Account.......................     429,271,910      4,183,106,886
     MIST MetLife Balanced Strategy Sub-Account...................     628,528,666      6,503,885,834
     MIST MetLife Defensive Strategy Sub-Account..................     203,034,446      2,081,698,937
     MIST MetLife Growth Strategy Sub-Account.....................     451,115,437      5,045,792,006
     MIST MetLife Moderate Strategy Sub-Account...................     304,255,368      3,095,267,869
     MIST MetLife Multi-Index Targeted Risk Sub-Account (c).......       1,107,088         11,158,821
     MIST MFS Emerging Markets Equity Sub-Account.................      41,014,013        394,060,343
     MIST MFS Research International Sub-Account..................      30,392,704        329,153,919
     MIST MLA Mid Cap Sub-Account.................................      12,652,869        149,380,963
     MIST Morgan Stanley Mid Cap Growth Sub-Account...............      14,533,844        148,805,914
     MIST PIMCO Inflation Protected Bond Sub-Account..............      86,823,075        961,204,873
     MIST PIMCO Total Return Sub-Account..........................     176,416,975      2,088,718,771
     MIST Pioneer Fund Sub-Account................................      15,146,582        194,604,839

                                                                           FOR THE YEAR ENDED
                                                                            DECEMBER 31, 2012
                                                                    ---------------------------------
                                                                        COST OF           PROCEEDS
                                                                     PURCHASES ($)     FROM SALES ($)
                                                                    --------------     --------------
     MFS VIT Investors Trust Sub-Account..........................             175             18,418
     MFS VIT New Discovery Sub-Account............................           3,978              8,054
     MFS VIT Research Sub-Account.................................             385              2,670
     MIST AllianceBernstein Global Dynamic Allocation
        Sub-Account...............................................     969,138,992            482,514
     MIST American Funds Balanced Allocation
        Sub-Account...............................................     103,746,510        214,680,771
     MIST American Funds Bond Sub-Account.........................      42,433,087         51,458,257
     MIST American Funds Growth Allocation Sub-Account............      40,683,760        144,222,769
     MIST American Funds Growth Sub-Account.......................      15,090,914        110,294,842
     MIST American Funds International Sub-Account................      13,576,779         46,672,090
     MIST American Funds Moderate Allocation Sub-Account..........      71,492,130        139,932,671
     MIST AQR Global Risk Balanced Sub-Account....................   1,597,593,390                 --
     MIST BlackRock Global Tactical Strategies Sub-Account........   1,674,430,396          2,313,472
     MIST BlackRock High Yield Sub-Account........................     113,240,539         74,260,805
     MIST BlackRock Large Cap Core Sub-Account....................       3,455,336          3,437,055
     MIST Clarion Global Real Estate Sub-Account..................      11,270,557         15,709,470
     MIST Dreman Small Cap Value Sub-Account......................       2,076,929          2,393,346
     MIST Goldman Sachs Mid Cap Value Sub-Account.................       3,923,903         17,315,421
     MIST Harris Oakmark International Sub-Account................      33,920,546         77,349,308
     MIST Invesco Balanced-Risk Allocation Sub-Account (b)........     650,553,911                 --
     MIST Invesco Small Cap Growth Sub-Account....................      32,482,416         28,108,647
     MIST Janus Forty Sub-Account.................................      39,432,216         17,150,485
     MIST Jennison Large Cap Equity Sub-Account...................      19,274,463         16,679,077
     MIST JPMorgan Global Active Allocation Sub-Account (b).......     275,063,617                 --
     MIST Legg Mason ClearBridge Aggressive Growth
        Sub-Account...............................................      26,053,421         47,384,034
     MIST Loomis Sayles Global Markets Sub-Account................      15,321,516         25,590,755
     MIST Lord Abbett Bond Debenture Sub-Account..................      27,043,879         29,097,852
     MIST Lord Abbett Mid Cap Value Sub-Account...................       9,973,867         16,692,366
     MIST Met/Eaton Vance Floating Rate Sub-Account...............      18,381,563          9,477,582
     MIST Met/Franklin Low Duration Total Return Sub-Account......      20,710,253          5,524,318
     MIST Met/Franklin Mutual Shares Sub-Account..................      36,642,723         21,934,267
     MIST Met/Franklin Templeton Founding Strategy
        Sub-Account...............................................      48,522,276         68,660,292
     MIST Met/Templeton Growth Sub-Account........................       5,877,968          5,975,308
     MIST Met/Templeton International Bond Sub-Account............      13,102,053          8,744,169
     MIST MetLife Aggressive Strategy Sub-Account.................      16,176,975         76,852,283
     MIST MetLife Balanced Plus Sub-Account.......................   1,757,313,316                 --
     MIST MetLife Balanced Strategy Sub-Account...................     184,787,021        661,197,707
     MIST MetLife Defensive Strategy Sub-Account..................     203,821,126        251,927,502
     MIST MetLife Growth Strategy Sub-Account.....................      95,347,812        564,304,764
     MIST MetLife Moderate Strategy Sub-Account...................     152,970,677        303,092,904
     MIST MetLife Multi-Index Targeted Risk Sub-Account (c).......      11,158,821                 --
     MIST MFS Emerging Markets Equity Sub-Account.................      37,945,921         27,204,570
     MIST MFS Research International Sub-Account..................      14,056,208         29,485,152
     MIST MLA Mid Cap Sub-Account.................................      18,809,022         14,416,879
     MIST Morgan Stanley Mid Cap Growth Sub-Account...............      47,600,096          1,566,232
     MIST PIMCO Inflation Protected Bond Sub-Account..............     178,627,001         91,461,310
     MIST PIMCO Total Return Sub-Account..........................     217,138,730        248,567,509
     MIST Pioneer Fund Sub-Account................................      45,854,754         10,378,815

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS -- (CONTINUED)



                                                                       AS OF DECEMBER 31, 2012
                                                                   -------------------------------

                                                                      SHARES            COST ($)
                                                                   -------------     -------------
     MIST Pioneer Strategic Income Sub-Account...................     69,612,670       728,844,575
     MIST Pyramis Government Income Sub-Account..................     87,682,107       943,714,804
     MIST RCM Technology Sub-Account.............................     25,162,065       107,515,352
     MIST Schroders Global Multi-Asset Sub-Account (b)...........     18,188,173       188,770,096
     MIST SSgA Growth and Income ETF Sub-Account.................    126,686,304     1,354,330,224
     MIST SSgA Growth ETF Sub-Account............................     38,635,170       382,848,628
     MIST T. Rowe Price Large Cap Value Sub-Account..............     22,077,592       537,640,026
     MIST T. Rowe Price Mid Cap Growth Sub-Account...............     50,874,465       408,857,055
     MIST Third Avenue Small Cap Value Sub-Account...............     18,036,226       248,185,351
     MIST Turner Mid Cap Growth Sub-Account......................      7,010,256        82,820,173
     MIST Van Kampen Comstock Sub-Account........................     30,364,871       257,588,292
     MSF Baillie Gifford International Stock Sub-Account.........        282,409         3,444,438
     MSF Barclays Capital Aggregate Bond Index Sub-Account.......     13,336,626       146,669,284
     MSF BlackRock Bond Income Sub-Account.......................        506,258        53,963,307
     MSF BlackRock Large Cap Value Sub-Account...................        303,830         3,294,867
     MSF BlackRock Legacy Large Cap Growth Sub-Account...........        416,077         9,812,862
     MSF BlackRock Money Market Sub-Account......................      5,691,101       569,110,091
     MSF Davis Venture Value Sub-Account.........................     17,320,778       465,226,393
     MSF FI Value Leaders Sub-Account............................         33,977         5,215,667
     MSF Jennison Growth Sub-Account.............................     40,369,306       458,715,052
     MSF Loomis Sayles Small Cap Core Sub-Account................         50,563        10,354,547
     MSF Loomis Sayles Small Cap Growth Sub-Account (b)..........          3,795            39,929
     MSF Met/Artisan Mid Cap Value Sub-Account...................      1,123,045       235,411,893
     MSF Met/Dimensional International Small Company
       Sub-Account...............................................      3,815,689        53,843,501
     MSF MetLife Conservative Allocation Sub-Account.............        814,084         8,684,235
     MSF MetLife Conservative to Moderate Allocation
       Sub-Account...............................................        628,780         6,575,522
     MSF MetLife Mid Cap Stock Index Sub-Account.................      6,214,782        79,521,540
     MSF MetLife Moderate Allocation Sub-Account.................      3,491,582        38,385,441
     MSF MetLife Moderate to Aggressive Allocation
       Sub-Account...............................................      4,409,282        49,510,651
     MSF MetLife Stock Index Sub-Account.........................     13,690,265       382,026,853
     MSF MFS Total Return Sub-Account............................        252,955        34,706,841
     MSF MFS Value Sub-Account...................................      3,499,120        43,218,920
     MSF MSCI EAFE Index Sub-Account.............................      7,064,920        79,505,155
     MSF Neuberger Berman Genesis Sub-Account....................        895,232        12,626,254
     MSF Oppenheimer Global Equity Sub-Account...................        603,597         8,993,517
     MSF Russell 2000 Index Sub-Account..........................      6,418,718        80,179,260
     MSF T. Rowe Price Large Cap Growth Sub-Account..............         85,611         1,250,417
     MSF T. Rowe Price Small Cap Growth Sub-Account..............        455,933         5,781,288
     MSF Van Eck Global Natural Resources Sub-Account............      8,714,721       130,652,822
     MSF Western Asset Management U.S. Government
       Sub-Account...............................................     25,486,615       306,288,333
     Neuberger Berman Genesis Sub-Account........................            160             5,620
     Oppenheimer VA Core Bond Sub-Account........................          1,097            11,473
     Oppenheimer VA Global Strategic Income Sub-Account..........            806             3,949
     Oppenheimer VA Main Street Small- & Mid-Cap Sub-Account.....      4,814,190        70,324,058
     Oppenheimer VA Main Street Sub-Account......................          3,490            71,341
     Oppenheimer VA Money Sub-Account............................        112,965           112,965
     Pioneer VCT Emerging Markets Sub-Account....................         30,962           746,374

                                                                         FOR THE YEAR ENDED
                                                                          DECEMBER 31, 2012
                                                                   --------------------------------
                                                                      COST OF           PROCEEDS
                                                                   PURCHASES ($)     FROM SALES ($)
                                                                   -------------     --------------
     MIST Pioneer Strategic Income Sub-Account...................    186,822,132         22,875,035
     MIST Pyramis Government Income Sub-Account..................    512,521,581         53,543,096
     MIST RCM Technology Sub-Account.............................     30,240,979         25,050,082
     MIST Schroders Global Multi-Asset Sub-Account (b)...........    188,770,096                 --
     MIST SSgA Growth and Income ETF Sub-Account.................    154,567,543        130,878,433
     MIST SSgA Growth ETF Sub-Account............................     71,201,601         67,632,992
     MIST T. Rowe Price Large Cap Value Sub-Account..............     14,727,651         64,722,887
     MIST T. Rowe Price Mid Cap Growth Sub-Account...............     75,784,120         46,060,817
     MIST Third Avenue Small Cap Value Sub-Account...............      4,768,081         56,870,208
     MIST Turner Mid Cap Growth Sub-Account......................     21,601,893         17,621,489
     MIST Van Kampen Comstock Sub-Account........................     44,091,533         29,589,061
     MSF Baillie Gifford International Stock Sub-Account.........        178,295            858,772
     MSF Barclays Capital Aggregate Bond Index Sub-Account.......     32,562,784         11,268,521
     MSF BlackRock Bond Income Sub-Account.......................     12,132,958          5,822,493
     MSF BlackRock Large Cap Value Sub-Account...................        927,840            723,590
     MSF BlackRock Legacy Large Cap Growth Sub-Account...........      2,515,269          3,660,353
     MSF BlackRock Money Market Sub-Account......................    184,568,897        249,084,031
     MSF Davis Venture Value Sub-Account.........................     12,333,719        106,748,051
     MSF FI Value Leaders Sub-Account............................        737,341            894,215
     MSF Jennison Growth Sub-Account.............................    298,837,526         61,296,332
     MSF Loomis Sayles Small Cap Core Sub-Account................      2,908,639          2,067,808
     MSF Loomis Sayles Small Cap Growth Sub-Account (b)..........         40,004                 76
     MSF Met/Artisan Mid Cap Value Sub-Account...................      7,857,564         28,399,991
     MSF Met/Dimensional International Small Company
       Sub-Account...............................................     11,517,817          8,785,708
     MSF MetLife Conservative Allocation Sub-Account.............      1,485,474          2,511,927
     MSF MetLife Conservative to Moderate Allocation
       Sub-Account...............................................        850,522            962,106
     MSF MetLife Mid Cap Stock Index Sub-Account.................     15,395,158         13,049,834
     MSF MetLife Moderate Allocation Sub-Account.................      2,931,934          9,854,145
     MSF MetLife Moderate to Aggressive Allocation
       Sub-Account...............................................      1,505,567          4,794,072
     MSF MetLife Stock Index Sub-Account.........................    146,219,861        106,529,514
     MSF MFS Total Return Sub-Account............................      3,919,482          7,868,476
     MSF MFS Value Sub-Account...................................      5,529,557          6,600,950
     MSF MSCI EAFE Index Sub-Account.............................     12,375,966         10,660,274
     MSF Neuberger Berman Genesis Sub-Account....................      1,870,131          2,412,789
     MSF Oppenheimer Global Equity Sub-Account...................        376,443          1,455,368
     MSF Russell 2000 Index Sub-Account..........................     43,506,743         27,482,475
     MSF T. Rowe Price Large Cap Growth Sub-Account..............        692,609            920,233
     MSF T. Rowe Price Small Cap Growth Sub-Account..............      1,337,641          1,418,036
     MSF Van Eck Global Natural Resources Sub-Account............     24,523,424         15,130,195
     MSF Western Asset Management U.S. Government
       Sub-Account...............................................     56,127,864         31,813,020
     Neuberger Berman Genesis Sub-Account........................            340                 74
     Oppenheimer VA Core Bond Sub-Account........................            444              2,031
     Oppenheimer VA Global Strategic Income Sub-Account..........            306                 53
     Oppenheimer VA Main Street Small- & Mid-Cap Sub-Account.....      4,962,954          4,514,789
     Oppenheimer VA Main Street Sub-Account......................            810             39,766
     Oppenheimer VA Money Sub-Account............................             11              1,755
     Pioneer VCT Emerging Markets Sub-Account....................        254,500            223,045

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



6. STATEMENTS OF INVESTMENTS -- (CONCLUDED)



                                                                          AS OF DECEMBER 31, 2012
                                                                     ---------------------------------

                                                                        SHARES             COST ($)
                                                                     -------------      --------------
     Pioneer VCT Equity Income Sub-Account.........................         25,419             448,398
     Pioneer VCT Fundamental Value Sub-Account.....................        181,244           1,709,821
     Pioneer VCT Ibbotson Growth Allocation Sub-Account............      1,710,586          13,091,607
     Pioneer VCT Ibbotson Moderate Allocation Sub-Account..........      2,569,255          21,493,855
     Pioneer VCT Mid Cap Value Sub-Account.........................      3,262,715          55,771,335
     Pioneer VCT Real Estate Shares Sub-Account....................         11,921             160,169
     T. Rowe Price Growth Stock Sub-Account........................        169,523           4,796,112
     T. Rowe Price International Stock Sub-Account.................         44,436             611,014
     T. Rowe Price Prime Reserve Sub-Account.......................        723,146             723,146
     UIF U.S. Real Estate Sub-Account..............................      5,821,549          92,921,732

                                                                            FOR THE YEAR ENDED
                                                                             DECEMBER 31, 2012
                                                                     ---------------------------------
                                                                         COST OF           PROCEEDS
                                                                      PURCHASES ($)     FROM SALES ($)
                                                                     --------------     --------------
     Pioneer VCT Equity Income Sub-Account.........................         173,503             22,445
     Pioneer VCT Fundamental Value Sub-Account.....................         130,035            224,233
     Pioneer VCT Ibbotson Growth Allocation Sub-Account............         892,596          1,266,482
     Pioneer VCT Ibbotson Moderate Allocation Sub-Account..........       1,444,746          1,288,065
     Pioneer VCT Mid Cap Value Sub-Account.........................       5,087,131          2,755,946
     Pioneer VCT Real Estate Shares Sub-Account....................          32,339             81,662
     T. Rowe Price Growth Stock Sub-Account........................         366,269          1,064,760
     T. Rowe Price International Stock Sub-Account.................          38,224            211,278
     T. Rowe Price Prime Reserve Sub-Account.......................         298,909            549,500
     UIF U.S. Real Estate Sub-Account..............................      10,312,244          7,515,727

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period April 30, 2012 to December 31, 2012.
(c) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:



                                       ALGER SMALL CAP GROWTH          AMERICAN FUNDS BOND       AMERICAN FUNDS GLOBAL GROWTH
                                             SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ------------------------------ -----------------------------
                                        2012            2011           2012            2011           2012           2011
                                   --------------  -------------- --------------  -------------- -------------   -------------

Units beginning of year...........      5,212,661       5,634,931      6,703,194       5,183,483     8,205,329       7,470,107
Units issued and transferred
   from other funding options.....        325,189         316,024      2,184,489       2,713,714     1,718,893       2,118,337
Units redeemed and transferred to
   other funding options..........      (742,305)       (738,294)    (1,199,872)     (1,194,003)   (1,438,309)     (1,383,115)
                                   --------------  -------------- --------------  -------------- -------------   -------------
Units end of year.................      4,795,545       5,212,661      7,687,811       6,703,194     8,485,913       8,205,329
                                   ==============  ============== ==============  ============== =============   =============


                                           AMERICAN FUNDS
                                     GLOBAL SMALL CAPITALIZATION      AMERICAN FUNDS GROWTH      AMERICAN FUNDS GROWTH-INCOME
                                             SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ------------------------------ -----------------------------
                                        2012            2011           2012            2011           2012           2011
                                   --------------  -------------- --------------  -------------- --------------  -------------

Units beginning of year...........      3,080,674       2,578,008      3,976,212       3,717,676      2,773,925      2,639,070
Units issued and transferred
   from other funding options.....        863,669       1,050,382        749,508         960,174        440,944        570,737
Units redeemed and transferred to
   other funding options..........      (558,547)       (547,716)      (612,401)       (701,638)      (469,027)      (435,882)
                                   --------------  -------------- --------------  -------------- --------------  -------------
Units end of year.................      3,385,796       3,080,674      4,113,319       3,976,212      2,745,842      2,773,925
                                   ==============  ============== ==============  ============== ==============  =============

                                       DWS I INTERNATIONAL       FEDERATED HIGH INCOME BOND         FEDERATED KAUFMAN
                                           SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                  ----------------------------- ----------------------------- ----------------------------
                                       2012           2011           2012           2011          2012            2011
                                  -------------  -------------- -------------  -------------- -------------  -------------

Units beginning of year..........     2,245,605       2,471,385         3,549           3,566        12,138         14,184
Units issued and transferred
   from other funding options....       214,706         204,514            --              --            --             --
Units redeemed and transferred to
   other funding options.........     (420,079)       (430,294)         (993)            (17)       (6,136)        (2,046)
                                  -------------  -------------- -------------  -------------- -------------  -------------
Units end of year................     2,040,232       2,245,605         2,556           3,549         6,002         12,138
                                  =============  ============== =============  ============== =============  =============


                                   FIDELITY VIP ASSET MANAGER      FIDELITY VIP CONTRAFUND     FIDELITY VIP EQUITY-INCOME
                                           SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                  ----------------------------- ----------------------------- -----------------------------
                                       2012           2011           2012           2011           2012           2011
                                  --------------  ------------- -------------  -------------- -------------  --------------

Units beginning of year..........      7,353,740      8,263,984    15,588,853      15,707,574       460,289         530,175
Units issued and transferred
   from other funding options....        274,275        312,726     2,218,180       2,315,662         3,099           5,843
Units redeemed and transferred to
   other funding options.........    (1,110,076)    (1,222,970)   (2,202,283)     (2,434,383)      (63,036)        (75,729)
                                  --------------  ------------- -------------  -------------- -------------  --------------
Units end of year................      6,517,939      7,353,740    15,604,750      15,588,853       400,352         460,289
                                  ==============  ============= =============  ============== =============  ==============

                                    FIDELITY VIP
                                        FUNDS             FIDELITY VIP
                                     MANAGER 50%        FUNDSMANAGER 60%              FIDELITY VIP GROWTH
                                     SUB-ACCOUNT           SUB-ACCOUNT                    SUB-ACCOUNT
                                   -------------- ------------------------------ -----------------------------
                                      2012 (a)         2012            2011           2012            2011
                                   -------------- --------------  -------------- --------------  -------------

Units beginning of year...........             --    272,464,191     118,824,451      9,918,387     10,951,340
Units issued and transferred
   from other funding options.....     39,341,051     86,542,932     160,286,275        730,546        451,048
Units redeemed and transferred to
   other funding options..........      (260,223)   (13,371,122)     (6,646,535)    (1,563,307)    (1,484,001)
                                   -------------- --------------  -------------- --------------  -------------
Units end of year.................     39,080,828    345,636,001     272,464,191      9,085,626      9,918,387
                                   ============== ==============  ============== ==============  =============




                                       FIDELITY VIP INDEX 500         FIDELITY VIP MID CAP         FIDELITY VIP MONEY MARKET
                                             SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ------------------------------ -----------------------------
                                        2012            2011           2012            2011           2012            2011
                                   --------------  -------------- --------------  -------------- --------------  -------------

Units beginning of year...........      3,976,112       4,565,389      6,289,465       4,364,581      8,001,050      7,492,405
Units issued and transferred
   from other funding options.....         28,294          13,022      2,176,791       2,636,656    120,413,155    142,314,946
Units redeemed and transferred to
   other funding options..........      (473,980)       (602,299)      (867,344)       (711,772)  (120,372,775)  (141,806,301)
                                   --------------  -------------- --------------  -------------- --------------  -------------
Units end of year.................      3,530,426       3,976,112      7,598,912       6,289,465      8,041,430      8,001,050
                                   ==============  ============== ==============  ============== ==============  =============

                                                                         FTVIPT FRANKLIN                FTVIPT FRANKLIN
                                       FIDELITY VIP OVERSEAS            INCOME SECURITIES         SMALL CAP VALUE SECURITIES
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ----------------------------- ------------------------------
                                        2012            2011           2012           2011           2012            2011
                                   --------------  -------------- --------------  ------------- --------------  --------------

Units beginning of year...........        540,072         593,728      4,290,472      3,722,732      5,710,847       3,178,430
Units issued and transferred
   from other funding options.....         26,857          23,085      1,191,730      1,395,405      3,738,614       3,372,394
Units redeemed and transferred to
   other funding options..........       (57,412)        (76,741)      (773,332)      (827,665)    (1,127,536)       (839,977)
                                   --------------  -------------- --------------  ------------- --------------  --------------
Units end of year.................        509,517         540,072      4,708,870      4,290,472      8,321,925       5,710,847
                                   ==============  ============== ==============  ============= ==============  ==============


                                       FTVIPT MUTUAL SHARES             FTVIPT TEMPLETON              FTVIPT TEMPLETON
                                            SECURITIES                 FOREIGN SECURITIES          GLOBAL BOND SECURITIES
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------ ----------------------------- ------------------------------
                                        2012            2011          2012            2011           2012            2011
                                   --------------  -------------- -------------  -------------- --------------  --------------

Units beginning of year...........      5,952,328       5,431,435     2,720,421       2,782,005      8,104,261       4,997,591
Units issued and transferred
   from other funding options.....        965,771       1,448,728       444,001         517,182      4,284,150       4,530,568
Units redeemed and transferred to
   other funding options..........    (1,149,714)       (927,835)     (434,255)       (578,766)    (1,320,603)     (1,423,898)
                                   --------------  -------------- -------------  -------------- --------------  --------------
Units end of year.................      5,768,385       5,952,328     2,730,167       2,720,421     11,067,808       8,104,261
                                   ==============  ============== =============  ============== ==============  ==============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:



                                     INVESCO V.I. CORE EQUITY    INVESCO V.I. GLOBAL REAL ESTATE INVESCO V.I. INTERNATIONAL GROWTH
                                            SUB-ACCOUNT                    SUB-ACCOUNT                      SUB-ACCOUNT
                                   ----------------------------- ------------------------------- ---------------------------------
                                        2012           2011            2012            2011             2012           2011
                                   --------------  -------------  --------------  --------------   -------------  --------------

Units beginning of year...........         63,191         88,640       1,863,096       1,148,943       6,481,068       4,327,573
Units issued and transferred
   from other funding options.....             18             --       1,078,991       1,049,840       2,444,775       2,701,345
Units redeemed and transferred to
   other funding options..........       (14,204)       (25,449)       (385,727)       (335,687)       (798,368)       (547,850)
                                   --------------  -------------  --------------  --------------   -------------  --------------
Units end of year.................         49,005         63,191       2,556,360       1,863,096       8,127,475       6,481,068
                                   ==============  =============  ==============  ==============   =============  ==============


                                      INVESCO V.I. VAN KAMPEN        INVESCO V.I. VAN KAMPEN       INVESCO V.I. VAN KAMPEN
                                        AMERICAN FRANCHISE               AMERICAN VALUE               EQUITY AND INCOME
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ------------------------------ -----------------------------
                                        2012            2011          2012            2011           2012           2011
                                   --------------  ------------- --------------  -------------- --------------  -------------

Units beginning of year...........         18,874         25,363      4,490,470       2,673,648     27,370,136     22,199,448
Units issued and transferred
   from other funding options.....         17,706             --      1,827,974       2,372,998      6,876,521      9,005,018
Units redeemed and transferred to
   other funding options..........        (8,565)        (6,489)      (802,646)       (556,176)    (4,682,799)    (3,834,330)
                                   --------------  ------------- --------------  -------------- --------------  -------------
Units end of year.................         28,015         18,874      5,515,798       4,490,470     29,563,858     27,370,136
                                   ==============  ============= ==============  ============== ==============  =============

                                       INVESCO V.I. VAN KAMPEN                                        LMPVET CLEARBRIDGE
                                          GROWTH AND INCOME           JANUS ASPEN WORLDWIDE       VARIABLE AGGRESSIVE GROWTH
                                             SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ------------------------------ -----------------------------
                                        2012            2011           2012            2011           2012           2011
                                   --------------  -------------- --------------  -------------- -------------  --------------

Units beginning of year...........     11,777,382       9,061,763            769             901    11,855,614      11,742,972
Units issued and transferred
   from other funding options.....      3,449,278       4,107,609             --              --     2,474,667       2,843,299
Units redeemed and transferred to
   other funding options..........    (1,819,457)     (1,391,990)             --           (132)   (2,642,527)     (2,730,657)
                                   --------------  -------------- --------------  -------------- -------------  --------------
Units end of year.................     13,407,203      11,777,382            769             769    11,687,754      11,855,614
                                   ==============  ============== ==============  ============== =============  ==============


                                         LMPVET CLEARBRIDGE             LMPVET CLEARBRIDGE         LMPVET CLEARBRIDGE VARIABLE
                                        VARIABLE APPRECIATION     VARIABLE EQUITY INCOME BUILDER    FUNDAMENTAL ALL CAP VALUE
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ------------------------------- -----------------------------
                                        2012            2011            2012            2011           2012           2011
                                   --------------  --------------  --------------  -------------- -------------  --------------

Units beginning of year...........      7,021,537       5,515,253       8,013,455       6,778,039     3,213,146       3,100,875
Units issued and transferred
   from other funding options.....      2,091,600       2,453,739       2,895,083       2,730,896       465,469         664,276
Units redeemed and transferred to
   other funding options..........    (1,204,225)       (947,455)     (1,852,624)     (1,495,480)     (596,944)       (552,005)
                                   --------------  --------------  --------------  -------------- -------------  --------------
Units end of year.................      7,908,912       7,021,537       9,055,914       8,013,455     3,081,671       3,213,146
                                   ==============  ==============  ==============  ============== =============  ==============

                                   LMPVET CLEARBRIDGE VARIABLE   LMPVET CLEARBRIDGE VARIABLE   LMPVET CLEARBRIDGE VARIABLE
                                        LARGE CAP GROWTH               LARGE CAP VALUE              SMALL CAP GROWTH
                                           SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                  ----------------------------- ----------------------------- -----------------------------
                                       2012           2011           2012           2011          2012            2011
                                  --------------  ------------- -------------  -------------- -------------  --------------

Units beginning of year..........        363,040        459,350       265,335         194,899     2,686,955       2,149,625
Units issued and transferred
   from other funding options....         26,721         39,883        92,095         149,986     1,387,037       1,125,372
Units redeemed and transferred to
   other funding options.........      (106,332)      (136,193)      (71,003)        (79,550)     (616,703)       (588,042)
                                  --------------  ------------- -------------  -------------- -------------  --------------
Units end of year................        283,429        363,040       286,427         265,335     3,457,289       2,686,955
                                  ==============  ============= =============  ============== =============  ==============


                                    LMPVET INVESTMENT COUNSEL          LMPVET VARIABLE               LMPVET VARIABLE
                                    VARIABLE SOCIAL AWARENESS     LIFESTYLE ALLOCATION 50%      LIFESTYLE ALLOCATION 70%
                                           SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                  ----------------------------- ----------------------------- -----------------------------
                                       2012            2011          2012           2011           2012           2011
                                  --------------  ------------- --------------  ------------- -------------  --------------

Units beginning of year..........         17,377         17,424      1,414,982        769,522       219,583         236,121
Units issued and transferred
   from other funding options....            341          1,964        529,688        885,922         1,501          23,150
Units redeemed and transferred to
   other funding options.........        (8,533)        (2,011)      (245,227)      (240,462)      (58,742)        (39,688)
                                  --------------  ------------- --------------  ------------- -------------  --------------
Units end of year................          9,185         17,377      1,699,443      1,414,982       162,342         219,583
                                  ==============  ============= ==============  ============= =============  ==============

                                     LMPVET VARIABLE LIFESTYLE   LMPVIT WESTERN ASSET VARIABLE
                                          ALLOCATION 85%            GLOBAL HIGH YIELD BOND        MFS VIT INVESTORS TRUST
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- -----------------------------
                                       2012            2011           2012           2011           2012           2011
                                   -------------  -------------- -------------  -------------- --------------  -------------

Units beginning of year...........     4,732,454       4,289,092     3,594,817       3,170,899          7,050          8,683
Units issued and transferred
   from other funding options.....       820,273       1,172,315     1,232,020       1,165,713             --             --
Units redeemed and transferred to
   other funding options..........     (537,540)       (728,953)     (787,509)       (741,795)        (3,434)        (1,633)
                                   -------------  -------------- -------------  -------------- --------------  -------------
Units end of year.................     5,015,187       4,732,454     4,039,328       3,594,817          3,616          7,050
                                   =============  ============== =============  ============== ==============  =============


                                                                                               MIST ALLIANCEBERNSTEIN GLOBAL
                                       MFS VIT NEW DISCOVERY           MFS VIT RESEARCH             DYNAMIC ALLOCATION
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- ------------------------------
                                        2012           2011           2012            2011          2012          2011 (b)
                                   --------------  ------------- --------------  ------------- --------------  --------------

Units beginning of year...........          4,939          4,951          8,675         21,202    168,434,681              --
Units issued and transferred
   from other funding options.....             --             --             --             --    116,824,775     171,624,926
Units redeemed and transferred to
   other funding options..........          (778)           (12)          (340)       (12,527)   (17,925,451)     (3,190,245)
                                   --------------  ------------- --------------  ------------- --------------  --------------
Units end of year.................          4,161          4,939          8,335          8,675    267,334,005     168,434,681
                                   ==============  ============= ==============  ============= ==============  ==============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:

                                        MIST AMERICAN FUNDS                                         MIST AMERICAN FUNDS
                                        BALANCED ALLOCATION        MIST AMERICAN FUNDS BOND          GROWTH ALLOCATION
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- -----------------------------
                                       2012            2011           2012           2011           2012           2011
                                   -------------  -------------- -------------  -------------- --------------  -------------

Units beginning of year...........   306,967,734     251,644,506    32,528,572      26,655,400    159,224,115    155,386,301
Units issued and transferred
   from other funding options.....    19,362,093      89,766,437     7,302,721      15,422,410     14,465,078     31,607,811
Units redeemed and transferred to
   other funding options..........  (33,724,066)    (34,443,209)   (8,588,902)     (9,549,238)   (24,668,730)   (27,769,997)
                                   -------------  -------------- -------------  -------------- --------------  -------------
Units end of year.................   292,605,761     306,967,734    31,242,391      32,528,572    149,020,463    159,224,115
                                   =============  ============== =============  ============== ==============  =============


                                                                      MIST AMERICAN FUNDS           MIST AMERICAN FUNDS
                                    MIST AMERICAN FUNDS GROWTH           INTERNATIONAL              MODERATE ALLOCATION
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- -----------------------------
                                        2012           2011           2012            2011          2012            2011
                                   --------------  ------------- --------------  ------------- --------------  -------------

Units beginning of year...........     64,256,598     52,406,611     39,355,385     33,804,542    168,982,398    143,876,667
Units issued and transferred
   from other funding options.....      8,420,717     26,126,126      5,102,521     15,378,100     10,897,945     47,194,350
Units redeemed and transferred to
   other funding options..........   (17,864,881)   (14,276,139)    (9,098,664)    (9,827,257)   (20,381,258)   (22,088,619)
                                   --------------  ------------- --------------  ------------- --------------  -------------
Units end of year.................     54,812,434     64,256,598     35,359,242     39,355,385    159,499,085    168,982,398
                                   ==============  ============= ==============  ============= ==============  =============

                                                                      MIST BLACKROCK GLOBAL
                                   MIST AQR GLOBAL RISK BALANCED       TACTICAL STRATEGIES         MIST BLACKROCK HIGH YIELD
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ----------------------------- ------------------------------
                                        2012          2011 (b)         2012          2011 (b)        2012            2011
                                   --------------  -------------- --------------  ------------- --------------  --------------

Units beginning of year...........    179,038,392              --    297,189,715             --     10,891,616       9,034,810
Units issued and transferred
   from other funding options.....    166,064,494     182,389,813    206,814,495    303,340,901      6,729,999       9,640,893
Units redeemed and transferred to
   other funding options..........   (20,259,036)     (3,351,421)   (32,090,668)    (6,151,186)    (5,671,782)     (7,784,087)
                                   --------------  -------------- --------------  ------------- --------------  --------------
Units end of year.................    324,843,850     179,038,392    471,913,542    297,189,715     11,949,833      10,891,616
                                   ==============  ============== ==============  ============= ==============  ==============



                                   MIST BLACKROCK LARGE CAP CORE  MIST CLARION GLOBAL REAL ESTATE   MIST DREMAN SMALL CAP VALUE
                                            SUB-ACCOUNT                     SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------ ------------------------------- ------------------------------
                                        2012            2011            2012           2011            2012            2011
                                   --------------  --------------  -------------  --------------  --------------  --------------

Units beginning of year...........      1,414,721       1,044,239     11,304,866       9,934,760       1,650,824       1,677,961
Units issued and transferred
   from other funding options.....        448,336         690,281      2,105,122       3,957,434         241,604         380,391
Units redeemed and transferred to
   other funding options..........      (439,815)       (319,799)    (2,442,088)     (2,587,328)       (249,269)       (407,528)
                                   --------------  --------------  -------------  --------------  --------------  --------------
Units end of year.................      1,423,242       1,414,721     10,967,900      11,304,866       1,643,159       1,650,824
                                   ==============  ==============  =============  ==============  ==============  ==============

                                                                                                 MIST INVESCO
                                        MIST GOLDMAN SACHS             MIST HARRIS OAKMARK       BALANCED-RISK
                                           MID CAP VALUE                  INTERNATIONAL           ALLOCATION
                                            SUB-ACCOUNT                    SUB-ACCOUNT            SUB-ACCOUNT
                                   ----------------------------- ------------------------------ --------------
                                        2012            2011          2012            2011         2012 (c)
                                   --------------  ------------- --------------  -------------- --------------

Units beginning of year...........      9,263,271      7,332,195     28,033,038      23,589,953             --
Units issued and transferred
   from other funding options.....      1,124,342      4,171,038      5,193,899      11,194,299    650,591,123
Units redeemed and transferred to
   other funding options..........    (1,901,330)    (2,239,962)    (7,504,644)     (6,751,214)   (19,377,022)
                                   --------------  ------------- --------------  -------------- --------------
Units end of year.................      8,486,283      9,263,271     25,722,293      28,033,038    631,214,101
                                   ==============  ============= ==============  ============== ==============




                                   MIST INVESCO SMALL CAP GROWTH       MIST JANUS FORTY        MIST JENNISON LARGE CAP EQUITY
                                            SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------- ----------------------------- ------------------------------
                                       2012            2011           2012            2011          2012            2011
                                   -------------  -------------- --------------  ------------- --------------  --------------

Units beginning of year...........    13,942,780      11,943,258        543,584        397,905      7,776,061       5,826,308
Units issued and transferred
   from other funding options.....     3,212,680       5,675,067        362,623        307,018      3,057,285       4,146,884
Units redeemed and transferred to
   other funding options..........   (3,626,803)     (3,675,545)      (219,164)      (161,339)    (2,723,390)     (2,197,131)
                                   -------------  -------------- --------------  ------------- --------------  --------------
Units end of year.................    13,528,657      13,942,780        687,043        543,584      8,109,956       7,776,061
                                   =============  ============== ==============  ============= ==============  ==============

                                        MIST
                                      JPMORGAN
                                    GLOBAL ACTIVE  MIST LEGG MASON CLEARBRIDGE        MIST LOOMIS SAYLES
                                     ALLOCATION         AGGRESSIVE GROWTH               GLOBAL MARKETS
                                     SUB-ACCOUNT           SUB-ACCOUNT                    SUB-ACCOUNT
                                   -------------- ------------------------------ -----------------------------
                                      2012 (c)         2012            2011           2012           2011
                                   -------------- --------------  -------------- --------------  -------------

Units beginning of year...........             --     35,764,496      13,863,499     13,161,956     10,620,691
Units issued and transferred
   from other funding options.....    274,291,117      7,911,776      29,743,803      2,618,481      6,932,197
Units redeemed and transferred to
   other funding options..........    (5,257,114)    (9,873,423)     (7,842,806)    (3,461,971)    (4,390,932)
                                   -------------- --------------  -------------- --------------  -------------
Units end of year.................    269,034,003     33,802,849      35,764,496     12,318,466     13,161,956
                                   ============== ==============  ============== ==============  =============




                                          MIST LORD ABBETT                                            MIST MET/EATON VANCE
                                           BOND DEBENTURE         MIST LORD ABBETT MID CAP VALUE          FLOATING RATE
                                             SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ------------------------------- -----------------------------
                                        2012            2011            2012            2011           2012            2011
                                   --------------  --------------  --------------  -------------- --------------  -------------

Units beginning of year...........     10,848,076      11,708,304       5,366,862       4,351,943      4,263,176      1,600,145
Units issued and transferred
   from other funding options.....      1,371,896       2,202,739         997,969       2,425,601      2,295,738      4,622,127
Units redeemed and transferred to
   other funding options..........    (2,041,894)     (3,062,967)     (1,189,228)     (1,410,682)    (1,551,763)    (1,959,096)
                                   --------------  --------------  --------------  -------------- --------------  -------------
Units end of year.................     10,178,078      10,848,076       5,175,603       5,366,862      5,007,151      4,263,176
                                   ==============  ==============  ==============  ============== ==============  =============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:

                                         MIST MET/FRANKLIN              MIST MET/FRANKLIN        MIST MET/FRANKLIN TEMPLETON
                                     LOW DURATION TOTAL RETURN            MUTUAL SHARES               FOUNDING STRATEGY
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ------------------------------ -----------------------------
                                        2012         2011 (b)         2012            2011           2012           2011
                                   --------------  ------------- --------------  -------------- --------------  -------------

Units beginning of year...........      2,835,514             --     17,630,531      13,681,991     63,624,798     59,315,796
Units issued and transferred
   from other funding options.....      2,859,109      3,514,127      2,878,994       7,434,827      6,187,338     16,803,358
Units redeemed and transferred to
   other funding options..........    (1,345,392)      (678,613)    (4,055,688)     (3,486,287)   (10,715,361)   (12,494,356)
                                   --------------  ------------- --------------  -------------- --------------  -------------
Units end of year.................      4,349,231      2,835,514     16,453,837      17,630,531     59,096,775     63,624,798
                                   ==============  ============= ==============  ============== ==============  =============


                                                                       MIST MET/TEMPLETON
                                     MIST MET/TEMPLETON GROWTH         INTERNATIONAL BOND       MIST METLIFE AGGRESSIVE STRATEGY
                                            SUB-ACCOUNT                    SUB-ACCOUNT                     SUB-ACCOUNT
                                   ------------------------------ ----------------------------- --------------------------------
                                        2012            2011           2012           2011             2012            2011
                                   --------------  -------------- -------------  --------------   --------------  --------------

Units beginning of year...........      4,687,427         614,557     4,276,073       2,982,596       49,390,389      45,689,702
Units issued and transferred
   from other funding options.....        825,828       4,751,657     1,128,325       2,461,365        4,301,820      12,995,065
Units redeemed and transferred to
   other funding options..........      (915,857)       (678,787)   (1,166,003)     (1,167,888)      (9,036,442)     (9,294,378)
                                   --------------  -------------- -------------  --------------   --------------  --------------
Units end of year.................      4,597,398       4,687,427     4,238,395       4,276,073       44,655,767      49,390,389
                                   ==============  ============== =============  ==============   ==============  ==============



                                    MIST METLIFE BALANCED PLUS   MIST METLIFE BALANCED STRATEGY MIST METLIFE DEFENSIVE STRATEGY
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------- ------------------------------ -------------------------------
                                       2012          2011 (b)          2012           2011            2012            2011
                                   -------------  --------------  --------------  -------------  --------------  -------------

Units beginning of year...........   257,076,022              --     592,824,603    546,381,907     186,262,512    167,912,074
Units issued and transferred
   from other funding options.....   208,342,594     262,253,386      38,366,523    131,695,393      36,676,249     76,067,194
Units redeemed and transferred to
   other funding options..........  (26,424,149)     (5,177,364)    (80,630,347)   (85,252,697)    (44,353,258)   (57,716,756)
                                   -------------  --------------  --------------  -------------  --------------  -------------
Units end of year.................   438,994,467     257,076,022     550,560,779    592,824,603     178,585,503    186,262,512
                                   =============  ==============  ==============  =============  ==============  =============


                                                                                                  MIST METLIFE
                                                                                                   MULTI-INDEX
                                   MIST METLIFE GROWTH STRATEGY   MIST METLIFE MODERATE STRATEGY  TARGETED RISK
                                            SUB-ACCOUNT                     SUB-ACCOUNT            SUB-ACCOUNT
                                   ------------------------------ ------------------------------ --------------
                                        2012            2011           2012            2011         2012 (d)
                                   --------------  --------------  -------------  -------------- --------------

Units beginning of year...........    446,977,194     473,161,406    281,377,647     257,780,425            --
Units issued and transferred
   from other funding options.....     23,060,082      45,446,076     27,689,670      71,989,252    11,117,372
Units redeemed and transferred to
   other funding options..........   (62,460,934)    (71,630,288)   (42,517,621)    (48,392,030)      (22,986)
                                   --------------  --------------  -------------  -------------- --------------
Units end of year.................    407,576,342     446,977,194    266,549,696     281,377,647    11,094,386
                                   ==============  ==============  =============  ============== ==============

                                             MIST MFS                      MIST MFS
                                      EMERGING MARKETS EQUITY       RESEARCH INTERNATIONAL           MIST MLA MID CAP
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- -----------------------------
                                       2012            2011           2012           2011           2012           2011
                                   -------------  -------------- -------------  -------------- --------------  -------------

Units beginning of year...........    37,004,554      29,287,659    22,841,018      22,399,698      9,231,569      8,873,534
Units issued and transferred
   from other funding options.....     9,475,344      16,833,846     3,053,885       4,990,746      2,185,860      2,534,397
Units redeemed and transferred to
   other funding options..........   (8,127,686)     (9,116,951)   (4,227,340)     (4,549,426)    (1,812,708)    (2,176,362)
                                   -------------  -------------- -------------  -------------- --------------  -------------
Units end of year.................    38,352,212      37,004,554    21,667,563      22,841,018      9,604,721      9,231,569
                                   =============  ============== =============  ============== ==============  =============


                                        MIST MORGAN STANLEY               MIST PIMCO
                                          MID CAP GROWTH           INFLATION PROTECTED BOND        MIST PIMCO TOTAL RETURN
                                            SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------- ----------------------------- ------------------------------
                                        2012           2011           2012            2011          2012            2011
                                   --------------  ------------- --------------  ------------- --------------  --------------

Units beginning of year...........      8,735,505      6,606,286     63,087,877     52,467,468    132,311,947     111,149,390
Units issued and transferred
   from other funding options.....      4,900,360      3,983,667     16,960,767     29,465,582     27,859,521      57,388,417
Units redeemed and transferred to
   other funding options..........    (1,410,549)    (1,854,448)   (16,035,553)   (18,845,173)   (31,868,779)    (36,225,860)
                                   --------------  ------------- --------------  ------------- --------------  --------------
Units end of year.................     12,225,316      8,735,505     64,013,091     63,087,877    128,302,689     132,311,947
                                   ==============  ============= ==============  ============= ==============  ==============


                                                                                                       MIST PYRAMIS
                                         MIST PIONEER FUND       MIST PIONEER STRATEGIC INCOME       GOVERNMENT INCOME
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- -----------------------------
                                       2012            2011           2012           2011           2012         2011 (b)
                                   -------------  -------------- -------------  -------------- -------------  --------------

Units beginning of year...........     9,480,402       5,977,317    24,444,162      17,115,149    45,618,019              --
Units issued and transferred
   from other funding options.....     3,453,766       4,740,977    10,611,047      11,816,114    64,826,342      50,016,569
Units redeemed and transferred to
   other funding options..........   (1,602,488)     (1,237,892)   (5,416,836)     (4,487,101)  (21,844,808)     (4,398,550)
                                   -------------  -------------- -------------  -------------- -------------  --------------
Units end of year.................    11,331,680       9,480,402    29,638,373      24,444,162    88,599,553      45,618,019
                                   =============  ============== =============  ============== =============  ==============


                                                                 MIST SCHRODERS
                                                                     GLOBAL               MIST SSGA
                                        MIST RCM TECHNOLOGY        MULTI-ASSET      GROWTH AND INCOME ETF
                                            SUB-ACCOUNT            SUB-ACCOUNT           SUB-ACCOUNT
                                   ----------------------------- -------------- -----------------------------
                                        2012           2011         2012 (c)        2012            2011
                                   -------------  -------------- -------------- -------------  --------------

Units beginning of year...........    17,226,158      16,174,286             --   120,297,977      85,827,962
Units issued and transferred
   from other funding options.....     5,417,046       8,188,940    184,349,381    17,478,592      55,359,660
Units redeemed and transferred to
   other funding options..........   (6,496,296)     (7,137,068)    (4,707,727)  (19,330,332)    (20,889,645)
                                   -------------  -------------- -------------- -------------  --------------
Units end of year.................    16,146,908      17,226,158    179,641,654   118,446,237     120,297,977
                                   =============  ============== ============== =============  ==============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                                                       MIST T. ROWE PRICE            MIST T. ROWE PRICE
                                       MIST SSGA GROWTH ETF              LARGE CAP VALUE               MID CAP GROWTH
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ------------------------------ -----------------------------
                                        2012           2011           2012            2011           2012           2011
                                   --------------  ------------- --------------  -------------- -------------- --------------

Units beginning of year...........     37,984,453     29,136,066     13,446,503      14,212,118     44,089,511     40,356,445
Units issued and transferred
   from other funding options.....      8,263,310     17,254,725      1,153,503       1,831,906      7,017,740     16,646,841
Units redeemed and transferred to
   other funding options..........    (9,514,719)    (8,406,338)    (2,368,757)     (2,597,521)    (9,165,554)   (12,913,775)
                                   --------------  ------------- --------------  -------------- -------------- --------------
Units end of year.................     36,733,044     37,984,453     12,231,249      13,446,503     41,941,697     44,089,511
                                   ==============  ============= ==============  ============== ============== ==============


                                         MIST THIRD AVENUE
                                          SMALL CAP VALUE          MIST TURNER MID CAP GROWTH     MIST VAN KAMPEN COMSTOCK
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------ ----------------------------- -----------------------------
                                        2012            2011          2012            2011           2012            2011
                                   --------------  -------------- -------------  -------------- --------------  -------------

Units beginning of year...........     18,611,699      18,793,984     6,415,135       5,858,465     25,137,797     21,172,822
Units issued and transferred
   from other funding options.....      1,630,404       4,171,269     1,332,845       2,711,061      7,479,612      9,018,946
Units redeemed and transferred to
   other funding options..........    (4,382,580)     (4,353,554)   (1,962,798)     (2,154,391)    (5,954,756)    (5,053,971)
                                   --------------  -------------- -------------  -------------- --------------  -------------
Units end of year.................     15,859,523      18,611,699     5,785,182       6,415,135     26,662,653     25,137,797
                                   ==============  ============== =============  ============== ==============  =============

                                        MSF BAILLIE GIFFORD              MSF BARCLAYS
                                        INTERNATIONAL STOCK      CAPITAL AGGREGATE BOND INDEX    MSF BLACKROCK BOND INCOME
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- -----------------------------
                                       2012            2011           2012           2011           2012           2011
                                   -------------  -------------- -------------  -------------- --------------  -------------

Units beginning of year...........       282,028         318,412     8,083,366       5,646,137        953,075        952,834
Units issued and transferred
   from other funding options.....        25,473          38,304     4,814,657       4,860,368        277,049        266,299
Units redeemed and transferred to
   other funding options..........      (88,395)        (74,688)   (2,141,275)     (2,423,139)      (184,495)      (266,058)
                                   -------------  -------------- -------------  -------------- --------------  -------------
Units end of year.................       219,106         282,028    10,756,748       8,083,366      1,045,629        953,075
                                   =============  ============== =============  ============== ==============  =============


                                                                     MSF BLACKROCK LEGACY
                                   MSF BLACKROCK LARGE CAP VALUE       LARGE CAP GROWTH         MSF BLACKROCK MONEY MARKET
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- ------------------------------
                                        2012           2011           2012            2011          2012            2011
                                   --------------  ------------- --------------  ------------- --------------  --------------

Units beginning of year...........        252,494        253,453        814,200        601,185     59,067,302      51,015,018
Units issued and transferred
   from other funding options.....         44,601         92,234        197,460        499,439     43,722,394      82,525,547
Units redeemed and transferred to
   other funding options..........       (66,657)       (93,193)      (265,932)      (286,424)   (49,305,687)    (74,473,263)
                                   --------------  ------------- --------------  ------------- --------------  --------------
Units end of year.................        230,438        252,494        745,728        814,200     53,484,009      59,067,302
                                   ==============  ============= ==============  ============= ==============  ==============



                                      MSF DAVIS VENTURE VALUE        MSF FI VALUE LEADERS           MSF JENNISON GROWTH
                                            SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ----------------------------- ------------------------------
                                        2012           2011           2012            2011          2012            2011
                                   -------------  -------------- --------------  ------------- --------------  --------------

Units beginning of year...........    48,368,185      46,415,423        289,554        305,583     20,877,221      20,230,170
Units issued and transferred
   from other funding options.....     3,838,366      11,133,438         48,015         68,199     22,832,898       6,830,564
Units redeemed and transferred to
   other funding options..........  (10,805,522)     (9,180,676)       (54,568)       (84,228)    (8,584,796)     (6,183,513)
                                   -------------  -------------- --------------  ------------- --------------  --------------
Units end of year.................    41,401,029      48,368,185        283,001        289,554     35,125,323      20,877,221
                                   =============  ============== ==============  ============= ==============  ==============


                                                                    MSF LOOMIS
                                         MSF LOOMIS SAYLES       SAYLES SMALL CAP         MSF MET/ARTISAN
                                          SMALL CAP CORE              GROWTH               MID CAP VALUE
                                            SUB-ACCOUNT             SUB-ACCOUNT             SUB-ACCOUNT
                                   ----------------------------- ---------------- ------------------------------
                                       2012            2011          2012 (c)          2012            2011
                                   -------------  --------------  -------------   --------------  --------------

Units beginning of year...........       310,374         214,307             --       14,599,235      15,163,945
Units issued and transferred
   from other funding options.....        98,496         183,188          3,306        1,633,041       2,591,966
Units redeemed and transferred to
   other funding options..........      (78,855)        (87,121)             --      (2,812,705)     (3,156,676)
                                   -------------  --------------  -------------   --------------  --------------
Units end of year.................       330,015         310,374          3,306       13,419,571      14,599,235
                                   =============  ==============  =============   ==============  ==============

                                        MSF MET/DIMENSIONAL         MSF METLIFE CONSERVATIVE      MSF METLIFE CONSERVATIVE TO
                                    INTERNATIONAL SMALL COMPANY            ALLOCATION                 MODERATE ALLOCATION
                                            SUB-ACCOUNT                    SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ ------------------------------ -----------------------------
                                        2012            2011           2012            2011           2012           2011
                                   --------------  -------------- --------------  -------------- -------------  --------------

Units beginning of year...........      3,336,605       2,082,274        850,770         830,223       608,383         782,775
Units issued and transferred
   from other funding options.....        791,959       2,109,614         73,579         121,935        51,385          51,439
Units redeemed and transferred to
   other funding options..........      (925,152)       (855,283)      (188,655)       (101,388)      (70,782)       (225,831)
                                   --------------  -------------- --------------  -------------- -------------  --------------
Units end of year.................      3,203,412       3,336,605        735,694         850,770       588,986         608,383
                                   ==============  ============== ==============  ============== =============  ==============


                                             MSF METLIFE                   MSF METLIFE                      MSF METLIFE
                                         MID CAP STOCK INDEX           MODERATE ALLOCATION       MODERATE TO AGGRESSIVE ALLOCATION
                                             SUB-ACCOUNT                   SUB-ACCOUNT                      SUB-ACCOUNT
                                   ------------------------------ ------------------------------ ---------------------------------
                                        2012            2011           2012            2011            2012            2011
                                   --------------  -------------- --------------  --------------   -------------  --------------

Units beginning of year...........      4,708,991       3,443,301      3,930,913       4,192,524       4,632,179       5,194,016
Units issued and transferred
   from other funding options.....      1,761,634       2,827,133        324,723         200,071          71,059         231,797
Units redeemed and transferred to
   other funding options..........    (1,556,576)     (1,561,443)      (929,088)       (461,682)       (367,882)       (793,634)
                                   --------------  -------------- --------------  --------------   -------------  --------------
Units end of year.................      4,914,049       4,708,991      3,326,548       3,930,913       4,335,356       4,632,179
                                   ==============  ============== ==============  ==============   =============  ==============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONTINUED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                     MSF METLIFE STOCK INDEX       MSF MFS TOTAL RETURN              MSF MFS VALUE
                                           SUB-ACCOUNT                  SUB-ACCOUNT                   SUB-ACCOUNT
                                  ----------------------------- ---------------------------- -----------------------------
                                       2012           2011          2012            2011          2012           2011
                                  -------------  -------------- -------------  ------------- -------------- --------------

Units beginning of year..........    25,347,914      23,801,960       826,212        929,202      3,145,406      3,234,649
Units issued and transferred
   from other funding options....    14,585,302       9,003,675       113,713         94,193        433,811        610,358
Units redeemed and transferred to
   other funding options.........  (10,823,992)     (7,457,721)     (209,520)      (197,183)      (553,251)      (699,601)
                                  -------------  -------------- -------------  ------------- -------------- --------------
Units end of year................    29,109,224      25,347,914       730,405        826,212      3,025,966      3,145,406
                                  =============  ============== =============  ============= ============== ==============


                                       MSF MSCI EAFE INDEX     MSF NEUBERGER BERMAN GENESIS  MSF OPPENHEIMER GLOBAL EQUITY
                                           SUB-ACCOUNT                  SUB-ACCOUNT                   SUB-ACCOUNT
                                  ---------------------------- ----------------------------- -----------------------------
                                      2012            2011          2012           2011           2012           2011
                                  -------------  ------------- --------------  ------------- -------------  --------------

Units beginning of year..........     6,390,970      4,636,491        647,811        578,563       559,531         608,969
Units issued and transferred
   from other funding options....     2,557,262      2,965,365        169,024        203,416        38,793          48,407
Units redeemed and transferred to
   other funding options.........   (1,775,998)    (1,210,886)      (190,641)      (134,168)      (97,613)        (97,845)
                                  -------------  ------------- --------------  ------------- -------------  --------------
Units end of year................     7,172,234      6,390,970        626,194        647,811       500,711         559,531
                                  =============  ============= ==============  ============= =============  ==============

                                                                       MSF T. ROWE PRICE              MSF T. ROWE PRICE
                                      MSF RUSSELL 2000 INDEX           LARGE CAP GROWTH               SMALL CAP GROWTH
                                            SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------- ------------------------------ -----------------------------
                                        2012           2011           2012            2011          2012            2011
                                   -------------   ------------- --------------  -------------- -------------  --------------

Units beginning of year...........     3,926,223       2,703,578         44,809          40,496       417,381         465,332
Units issued and transferred
   from other funding options.....     3,452,677       2,808,291         21,120          18,754        41,453          84,456
Units redeemed and transferred to
   other funding options..........   (2,300,112)     (1,585,646)       (26,583)        (14,441)      (78,672)       (132,407)
                                   -------------   ------------- --------------  -------------- -------------  --------------
Units end of year.................     5,078,788       3,926,223         39,346          44,809       380,162         417,381
                                   =============   ============= ==============  ============== =============  ==============


                                            MSF VAN ECK           MSF WESTERN ASSET MANAGEMENT
                                     GLOBAL NATURAL RESOURCES            U.S. GOVERNMENT          NEUBERGER BERMAN GENESIS
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ----------------------------- ------------------------------ -----------------------------
                                        2012           2011           2012            2011           2012           2011
                                   --------------  ------------- --------------  -------------- -------------  --------------

Units beginning of year...........      6,910,683      3,967,225     16,038,241      12,558,586           474             571
Units issued and transferred
   from other funding options.....      2,301,818      4,742,770      6,048,090       8,649,000            --               1
Units redeemed and transferred to
   other funding options..........    (2,012,010)    (1,799,312)    (4,841,456)     (5,169,345)            --            (98)
                                   --------------  ------------- --------------  -------------- -------------  --------------
Units end of year.................      7,200,491      6,910,683     17,244,875      16,038,241           474             474
                                   ==============  ============= ==============  ============== =============  ==============

                                                                       OPPENHEIMER VA                OPPENHEIMER VA
                                    OPPENHEIMER VA CORE BOND       GLOBAL STRATEGIC INCOME    MAIN STREET SMALL- & MID-CAP
                                           SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                  ----------------------------- ----------------------------- -----------------------------
                                       2012           2011           2012           2011           2012           2011
                                  --------------  ------------- --------------  ------------- --------------  -------------

Units beginning of year..........          1,878          1,952            443            443      4,964,464      4,127,208
Units issued and transferred
   from other funding options....             --             --             --             --        773,448      1,467,581
Units redeemed and transferred to
   other funding options.........          (337)           (74)             --             --      (696,011)      (630,325)
                                  --------------  ------------- --------------  ------------- --------------  -------------
Units end of year................          1,541          1,878            443            443      5,041,901      4,964,464
                                  ==============  ============= ==============  ============= ==============  =============



                                   OPPENHEIMER VA MAIN STREET       OPPENHEIMER VA MONEY      PIONEER VCT EMERGING MARKETS
                                           SUB-ACCOUNT                   SUB-ACCOUNT                   SUB-ACCOUNT
                                  ----------------------------- ----------------------------- -----------------------------
                                       2012           2011           2012           2011          2012            2011
                                  -------------  -------------- -------------  -------------- -------------  --------------

Units beginning of year..........        22,109          24,227        20,177          20,177        48,427          62,764
Units issued and transferred
   from other funding options....            --              --            --              --        17,770          22,207
Units redeemed and transferred to
   other funding options.........       (7,150)         (2,118)          (27)              --      (16,864)        (36,544)
                                  -------------  -------------- -------------  -------------- -------------  --------------
Units end of year................        14,959          22,109        20,150          20,177        49,333          48,427
                                  =============  ============== =============  ============== =============  ==============

                                                                                                         PIONEER VCT
                                     PIONEER VCT EQUITY INCOME    PIONEER VCT FUNDAMENTAL VALUE  IBBOTSON GROWTH ALLOCATION
                                            SUB-ACCOUNT                    SUB-ACCOUNT                   SUB-ACCOUNT
                                   ------------------------------ ----------------------------- -----------------------------
                                        2012            2011          2012            2011          2012            2011
                                   --------------  -------------- -------------  -------------- -------------  --------------

Units beginning of year...........         17,862          18,868       238,409         243,744     1,225,572       1,275,136
Units issued and transferred
   from other funding options.....          7,715           4,400        15,082          33,606        43,759          60,318
Units redeemed and transferred to
   other funding options..........          (855)         (5,406)      (23,770)        (38,941)      (69,580)       (109,882)
                                   --------------  -------------- -------------  -------------- -------------  --------------
Units end of year.................         24,722          17,862       229,721         238,409     1,199,751       1,225,572
                                   ==============  ============== =============  ============== =============  ==============


                                       PIONEER VCT IBBOTSON
                                        MODERATE ALLOCATION        PIONEER VCT MID CAP VALUE   PIONEER VCT REAL ESTATE SHARES
                                            SUB-ACCOUNT                   SUB-ACCOUNT                    SUB-ACCOUNT
                                   ----------------------------- ----------------------------- ------------------------------
                                       2012            2011           2012           2011            2012           2011
                                   -------------  -------------- -------------  --------------  -------------  --------------

Units beginning of year...........     1,795,010       1,833,743     1,688,831       1,493,349         12,968          12,983
Units issued and transferred
   from other funding options.....        57,414          83,107       381,410         478,874          2,570           5,796
Units redeemed and transferred to
   other funding options..........      (63,409)       (121,840)     (300,448)       (283,392)        (4,838)         (5,811)
                                   -------------  -------------- -------------  --------------  -------------  --------------
Units end of year.................     1,789,015       1,795,010     1,769,793       1,688,831         10,700          12,968
                                   =============  ============== =============  ==============  =============  ==============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



7. SCHEDULES OF UNITS -- (CONCLUDED)
   FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011:


                                    T. ROWE PRICE GROWTH STOCK   T. ROWE PRICE INTERNATIONAL STOCK
                                            SUB-ACCOUNT                     SUB-ACCOUNT
                                   ----------------------------- ---------------------------------
                                        2012            2011           2012            2011
                                   --------------  -------------   -------------  --------------

Units beginning of year...........         73,401         85,875          59,337          68,117
Units issued and transferred
   from other funding options.....          5,154          4,548           2,844           4,975
Units redeemed and transferred to
   other funding options..........       (12,253)       (17,022)        (16,445)        (13,755)
                                   --------------  -------------   -------------  --------------
Units end of year.................         66,302         73,401          45,736          59,337
                                   ==============  =============   =============  ==============

                                    T. ROWE PRICE PRIME RESERVE       UIF U.S. REAL ESTATE
                                            SUB-ACCOUNT                    SUB-ACCOUNT
                                   ------------------------------ -----------------------------
                                        2012            2011           2012            2011
                                   --------------  -------------- --------------  -------------

Units beginning of year...........         54,384          70,013      2,367,197      2,327,750
Units issued and transferred
   from other funding options.....         24,475          20,863        610,442        586,753
Units redeemed and transferred to
   other funding options..........       (38,113)        (36,492)      (634,308)      (547,306)
                                   --------------  -------------- --------------  -------------
Units end of year.................         40,746          54,384      2,343,331      2,367,197
                                   ==============  ============== ==============  =============

(a) For the period July 23, 2012 to December 31, 2012.
(b) For the period May 2, 2011 to December 31, 2011.
(c) For the period April 30, 2012 to December 31, 2012.
(d) For the period November 12, 2012 to December 31, 2012.

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS


The Company sells a number of variable annuity products which have unique combinations of features and fees, some of which directly affect the unit values of the Sub-Accounts. Differences in the fee structures result in a variety of unit values, expense ratios, and total returns.

The following table is a summary of unit values and units outstanding for the Contracts, net investment income ratios, and expense ratios, excluding expenses for the underlying portfolio, series, or fund, for the respective stated periods in the five years ended December 31, 2012:

                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               --------------   ----------------   ----------------
  Alger Small Cap Growth                 2012       4,795,545      10.89 - 11.09         52,626,085
     Sub-Account                         2011       5,212,661        9.82 - 9.98         51,540,007
                                         2010       5,634,931      10.28 - 10.44         58,325,342
                                         2009       6,156,883        8.32 - 8.44         51,552,207
                                         2008       6,485,576        5.80 - 5.87         37,826,339

  American Funds Bond                    2012       7,687,811      16.60 - 19.27        139,213,016
     Sub-Account                         2011       6,703,194      16.06 - 18.46        116,697,267
                                         2010       5,183,483      15.43 - 17.57         86,203,052
                                         2009       3,608,245      14.77 - 16.66         57,212,613
                                         2008       1,887,421      13.37 - 14.94         27,017,111

  American Funds Global                  2012       8,485,913      25.98 - 32.35        251,295,328
     Growth Sub-Account                  2011       8,205,329      21.69 - 26.44        200,460,185
                                         2010       7,470,107      24.36 - 29.30        202,441,649
                                         2009       6,579,263      22.30 - 26.47        161,438,857
                                         2008       5,818,048      16.04 - 18.78        101,450,809

  American Funds Global Small            2012       3,385,796      26.85 - 31.14         98,386,346
     Capitalization Sub-Account          2011       3,080,674      23.15 - 26.58         76,801,888
                                         2010       2,578,008      29.19 - 33.17         80,582,925
                                         2009       2,262,060      24.30 - 27.34         58,608,602
                                         2008       1,683,911      15.35 - 17.10         27,428,704

  American Funds Growth                  2012       4,113,319    132.79 - 199.62        696,665,988
     Sub-Account                         2011       3,976,212    115.27 - 170.85        577,437,630
                                         2010       3,717,676    123.22 - 180.08        568,813,924
                                         2009       3,225,880    106.24 - 153.09        419,749,811
                                         2008       2,453,157     77.98 - 110.79        231,101,074

  American Funds                         2012       2,745,842     90.43 - 135.94        312,823,451
     Growth-Income Sub-Account           2011       2,773,925     78.78 - 116.75        272,388,909
                                         2010       2,639,070     82.11 - 119.99        266,511,951
                                         2009       2,398,146     75.40 - 108.65        219,689,912
                                         2008       1,942,091      58.79 - 83.53        136,811,504

  DWS I International                    2012       2,040,232        8.24 - 8.30         16,933,216
     Sub-Account                         2011       2,245,605        6.92 - 6.97         15,659,285
                                         2010       2,471,385        8.43 - 8.48         20,962,763
                                         2009       2,700,348        8.41 - 8.46         22,845,161
                                         2008       2,819,612        6.39 - 6.42         18,108,679

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   -----------------   -----------------
  Alger Small Cap Growth                 2012          --         1.25 - 1.40          10.93 - 11.09
     Sub-Account                         2011          --         1.25 - 1.40        (4.52) - (4.38)
                                         2010          --         1.25 - 1.40          23.54 - 23.73
                                         2009          --         1.25 - 1.40          43.49 - 43.70
                                         2008          --         1.25 - 1.40      (47.35) - (47.27)

  American Funds Bond                    2012        2.64         0.95 - 1.90            3.38 - 4.37
     Sub-Account                         2011        3.37         0.95 - 1.90            4.11 - 5.11
                                         2010        3.44         0.95 - 1.90            4.44 - 5.44
                                         2009        3.86         0.95 - 1.90          10.49 - 11.54
                                         2008        9.06         0.95 - 1.90      (11.06) - (10.21)

  American Funds Global                  2012        0.94         0.90 - 2.30           7.06 - 21.40
     Growth Sub-Account                  2011        1.37         0.95 - 2.30       (10.95) - (9.75)
                                         2010        1.56         0.95 - 2.30           9.21 - 10.69
                                         2009        1.51         0.95 - 2.30          39.07 - 40.96
                                         2008        2.17         0.95 - 2.30      (39.80) - (38.97)

  American Funds Global Small            2012        1.35         0.89 - 1.90           2.91 - 17.13
     Capitalization Sub-Account          2011        1.34         0.89 - 1.90      (20.66) - (19.86)
                                         2010        1.75         0.89 - 1.90          20.11 - 21.33
                                         2009        0.31         0.89 - 1.90          58.26 - 59.86
                                         2008          --         0.89 - 1.90      (54.33) - (49.46)

  American Funds Growth                  2012        0.81         0.89 - 2.30           1.85 - 16.84
     Sub-Account                         2011        0.63         0.89 - 2.30        (6.45) - (5.12)
                                         2010        0.77         0.89 - 2.30          15.98 - 17.63
                                         2009        0.71         0.89 - 2.30          36.24 - 38.18
                                         2008        1.04         0.89 - 2.30      (45.25) - (44.47)

  American Funds                         2012        1.64         0.89 - 2.30          14.80 - 16.44
     Growth-Income Sub-Account           2011        1.60         0.89 - 2.30        (4.06) - (2.70)
                                         2010        1.55         0.89 - 2.30           8.90 - 10.44
                                         2009        1.74         0.89 - 2.30          28.26 - 30.08
                                         2008        2.00         0.89 - 2.30      (39.27) - (38.40)

  DWS I International                    2012        2.19         1.35 - 1.40          18.96 - 19.02
     Sub-Account                         2011        1.83         1.35 - 1.40      (17.83) - (17.79)
                                         2010        2.18         1.35 - 1.40            0.21 - 0.26
                                         2009        4.39         1.35 - 1.40          31.67 - 31.73
                                         2008        1.39         1.35 - 1.40      (48.94) - (48.91)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               -------------   -----------------   ----------------
  Federated High Income Bond             2012          2,556                9.74             24,908
     Sub-Account                         2011          3,549                8.62             30,572
                                         2010          3,566                8.31             29,620
                                         2009          3,582                7.34             26,300
                                         2008         10,612                4.87             51,695

  Federated Kaufman                      2012          6,002                5.57             33,424
     Sub-Account                         2011         12,138                4.82             58,454
     (Commenced 3/15/2010)               2010         14,184                5.63             79,874

  Fidelity VIP Asset Manager             2012      6,517,939       13.04 - 13.69         85,640,352
     Sub-Account                         2011      7,353,740       11.75 - 12.28         87,071,337
                                         2010      8,263,984       12.22 - 12.71        101,784,889
                                         2009      9,345,424       10.84 - 11.23        102,112,475
                                         2008     10,322,631         8.51 - 8.77         88,545,973

  Fidelity VIP Contrafund                2012     15,604,750       12.42 - 49.54        471,113,726
     Sub-Account                         2011     15,588,853       10.76 - 43.00        388,526,965
                                         2010     15,707,574       11.14 - 44.59        379,741,596
                                         2009     15,955,996        9.59 - 38.44        313,576,644
                                         2008     16,114,037        7.13 - 28.60        222,674,108

  Fidelity VIP Equity-Income             2012        400,352               13.80          5,523,241
     Sub-Account                         2011        460,289               11.93          5,489,918
                                         2010        530,175               11.98          6,350,751
                                         2009        619,856               10.55          6,538,981
                                         2008        744,861                8.22          6,119,783

  Fidelity VIP FundsManager 50%          2012     39,080,828       11.31 - 11.42        443,823,085
     Sub-Account
     (Commenced 7/23/2012)

  Fidelity VIP FundsManager              2012    345,636,001       10.37 - 10.45      3,596,633,088
     60% Sub-Account                     2011    272,464,191         9.48 - 9.54      2,591,601,265
     (Commenced 10/15/2009)              2010    118,824,451         9.88 - 9.93      1,176,598,687
                                         2009      4,074,373         8.87 - 8.90         36,215,324

  Fidelity VIP Growth                    2012      9,085,626       14.95 - 15.59        136,799,312
     Sub-Account                         2011      9,918,387       13.22 - 13.72        131,974,709
                                         2010     10,951,340       13.38 - 13.81        147,385,504
                                         2009     11,893,241       10.93 - 11.22        130,641,959
                                         2008     12,838,680         8.64 - 8.83        111,413,507

  Fidelity VIP Index 500                 2012      3,530,426       17.27 - 18.10         60,984,620
     Sub-Account                         2011      3,976,112       15.10 - 15.76         60,061,917
                                         2010      4,565,389       14.90 - 15.58         68,501,202
                                         2009      5,300,313       13.22 - 13.67         70,079,047
                                         2008      6,061,847       10.58 - 10.89         64,164,439

  Fidelity VIP Mid Cap                   2012      7,598,912       39.68 - 45.33        324,832,892
     Sub-Account                         2011      6,289,465       35.30 - 39.95        237,701,501
                                         2010      4,364,581       40.36 - 45.24        187,246,537
                                         2009      3,075,278       31.99 - 35.52        103,784,411
                                         2008      1,905,032       23.33 - 25.66         46,484,098

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   ----------------   ------------------
  Federated High Income Bond             2012       8.87                 1.40                  13.09
     Sub-Account                         2011       8.62                 1.40                   3.71
                                         2010       7.89                 1.40                  13.13
                                         2009       8.35                 1.40                  50.72
                                         2008      10.07                 1.40                (27.03)

  Federated Kaufman                      2012         --                 1.40                  15.65
     Sub-Account                         2011       1.12                 1.40                (14.47)
     (Commenced 3/15/2010)               2010         --                 1.40                  13.09

  Fidelity VIP Asset Manager             2012       1.49          0.89 - 1.40          10.91 - 11.48
     Sub-Account                         2011       1.88          0.89 - 1.40        (3.91) - (3.42)
                                         2010       1.66          0.89 - 1.40          12.67 - 13.26
                                         2009       2.38          0.89 - 1.40          27.32 - 27.96
                                         2008       2.51          0.89 - 1.40      (29.71) - (29.35)

  Fidelity VIP Contrafund                2012       1.36          0.89 - 2.25          13.71 - 15.38
     Sub-Account                         2011       1.01          0.89 - 2.25        (4.80) - (3.38)
                                         2010       1.25          0.89 - 2.25          14.51 - 16.18
                                         2009       1.44          0.89 - 2.25          32.65 - 34.50
                                         2008       1.01          0.89 - 2.25      (43.90) - (43.03)

  Fidelity VIP Equity-Income             2012       2.96                 1.40                  15.67
     Sub-Account                         2011       2.37                 1.40                 (0.43)
                                         2010       1.75                 1.40                  13.56
                                         2009       2.24                 1.40                  28.40
                                         2008       2.23                 1.40                (43.46)

  Fidelity VIP FundsManager 50%          2012       2.69          1.90 - 2.05            1.76 - 4.11
     Sub-Account
     (Commenced 7/23/2012)

  Fidelity VIP FundsManager              2012       1.53          1.90 - 2.05            9.33 - 9.49
     60% Sub-Account                     2011       2.00          1.90 - 2.05        (4.01) - (3.87)
     (Commenced 10/15/2009)              2010       2.72          1.90 - 2.05          11.32 - 11.49
                                         2009       3.35          1.90 - 2.05            0.07 - 0.09

  Fidelity VIP Growth                    2012       0.59          0.89 - 1.40          13.09 - 13.67
     Sub-Account                         2011       0.36          0.89 - 1.40        (1.19) - (0.68)
                                         2010       0.28          0.89 - 1.40          22.44 - 23.08
                                         2009       0.45          0.89 - 1.40          26.51 - 27.14
                                         2008       0.78          0.89 - 1.40      (47.91) - (47.64)

  Fidelity VIP Index 500                 2012       2.03          0.89 - 1.35          14.35 - 14.88
     Sub-Account                         2011       1.87          0.89 - 1.35            0.67 - 1.14
                                         2010       1.87          0.89 - 1.40          13.42 - 14.00
                                         2009       2.52          0.89 - 1.35          24.91 - 25.48
                                         2008       2.01          0.89 - 1.35      (37.85) - (37.56)

  Fidelity VIP Mid Cap                   2012       0.43          0.95 - 1.90          12.40 - 13.47
     Sub-Account                         2011       0.03          0.95 - 1.90      (12.53) - (11.70)
                                         2010       0.14          0.95 - 1.90          26.16 - 27.36
                                         2009       0.54          0.95 - 1.90          37.12 - 38.43
                                         2008       0.26          0.95 - 1.90      (40.75) - (40.18)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               --------------   ----------------   ----------------
  Fidelity VIP Money Market              2012       8,041,430       7.14 - 10.94         73,659,399
     Sub-Account                         2011       8,001,050       7.23 - 11.14         73,068,632
                                         2010       7,492,405       7.33 - 11.34         67,343,833
                                         2009       6,126,543       7.41 - 11.53         50,572,988
                                         2008       5,530,761        7.46 - 8.02         41,701,796

  Fidelity VIP Overseas                  2012         509,517       9.62 - 11.02          5,241,037
     Sub-Account                         2011         540,072        8.06 - 9.24          4,664,192
                                         2010         593,728       9.85 - 11.30          6,266,276
                                         2009         663,667       8.81 - 10.11          6,282,775
                                         2008         713,199        7.04 - 8.09          5,413,449

  FTVIPT Franklin Income                 2012       4,708,870      43.62 - 59.54        253,164,341
     Securities Sub-Account              2011       4,290,472      39.61 - 53.36        206,611,149
                                         2010       3,722,732      39.56 - 52.61        176,548,647
                                         2009       3,157,996      35.91 - 47.14        134,091,525
                                         2008       2,613,572      27.09 - 35.10         82,449,457

  FTVIPT Franklin Small Cap              2012       8,321,925      10.13 - 10.60         86,296,073
     Value Securities Sub-Account        2011       5,710,847        8.71 - 9.04         50,705,697
                                         2010       3,178,430        9.21 - 9.48         29,718,643
                                         2009       1,787,114        7.31 - 7.46         13,205,263
                                         2008         856,253        5.76 - 5.83          4,965,586

  FTVIPT Mutual Shares                   2012       5,768,385      20.75 - 24.19        129,780,562
     Securities Sub-Account              2011       5,952,328      18.51 - 21.38        118,532,870
                                         2010       5,431,435      19.07 - 21.81        110,507,146
                                         2009       4,784,657      17.47 - 19.80         88,554,450
                                         2008       3,944,854      14.13 - 15.86         58,571,142

  FTVIPT Templeton Foreign               2012       2,730,167      13.46 - 31.61         80,788,377
     Securities Sub-Account              2011       2,720,421      11.59 - 27.19         69,009,193
                                         2010       2,782,005      13.20 - 30.95         79,683,759
                                         2009       2,655,441      12.40 - 29.04         70,515,555
                                         2008       2,485,260       9.21 - 21.55         48,551,609

  FTVIPT Templeton Global                2012      11,067,808      18.50 - 20.69        217,063,429
     Bond Securities Sub-Account         2011       8,104,261      16.36 - 18.15        139,986,041
                                         2010       4,997,591      16.79 - 18.48         88,294,177
                                         2009       2,853,081      14.93 - 16.31         44,636,060
                                         2008       1,462,599      12.80 - 13.87         19,575,877

  Invesco V.I. Core Equity               2012          49,005               4.92            241,009
     Sub-Account                         2011          63,191               4.38            276,761
                                         2010          88,640               4.44            393,933
                                         2009          99,143               4.11            407,845
                                         2008         120,534               3.25            391,928

  Invesco V.I. Global Real               2012       2,556,360        8.90 - 9.34         23,302,577
     Estate Sub-Account                  2011       1,863,096        7.08 - 7.38         13,467,264
                                         2010       1,148,943        7.73 - 7.98          9,028,134
                                         2009         704,385        6.71 - 6.88          4,786,308
                                         2008         449,308        5.21 - 5.29          2,360,062

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                  INCOME           LOWEST TO            LOWEST TO
                                                 RATIO (%)        HIGHEST (%)          HIGHEST (%)
                                               -------------   -----------------   -----------------
  Fidelity VIP Money Market              2012        0.12         0.89 - 2.05        (1.93) - (0.76)
     Sub-Account                         2011        0.09         0.89 - 2.05        (1.94) - (0.77)
                                         2010        0.17         0.89 - 2.05        (1.82) - (0.65)
                                         2009        0.71         0.89 - 2.05        (0.68) - (0.17)
                                         2008        2.97         0.89 - 1.40            1.58 - 2.11

  Fidelity VIP Overseas                  2012        1.97         1.15 - 1.40          19.05 - 19.35
     Sub-Account                         2011        1.35         1.15 - 1.40      (18.32) - (18.12)
                                         2010        1.39         1.15 - 1.40          11.54 - 11.82
                                         2009        2.17         1.15 - 1.40          24.78 - 25.09
                                         2008        2.46         1.15 - 1.40      (44.59) - (44.45)

  FTVIPT Franklin Income                 2012        6.44         0.95 - 2.25          10.13 - 11.58
     Securities Sub-Account              2011        5.75         0.95 - 2.25            0.11 - 1.42
                                         2010        6.60         0.95 - 2.25          10.17 - 11.61
                                         2009        8.01         0.95 - 2.25          32.58 - 34.31
                                         2008        5.48         0.95 - 2.25      (31.23) - (30.32)

  FTVIPT Franklin Small Cap              2012        0.78         0.95 - 1.75          16.32 - 17.26
     Value Securities Sub-Account        2011        0.66         0.95 - 1.75        (5.43) - (4.67)
                                         2010        0.73         0.95 - 1.75          26.00 - 27.01
                                         2009        1.66         0.95 - 1.75          26.91 - 27.94
                                         2008        1.04         0.95 - 1.75      (34.18) - (33.65)

  FTVIPT Mutual Shares                   2012        2.06         0.95 - 1.90          12.08 - 13.16
     Securities Sub-Account              2011        2.42         0.95 - 1.90        (2.90) - (1.98)
                                         2010        1.62         0.95 - 1.90           9.10 - 10.14
                                         2009        2.02         0.95 - 1.90          23.67 - 24.86
                                         2008        3.27         0.95 - 1.90      (38.30) - (37.71)

  FTVIPT Templeton Foreign               2012        3.02         1.55 - 2.30          15.53 - 16.41
     Securities Sub-Account              2011        1.71         1.55 - 2.30      (12.66) - (12.00)
                                         2010        1.88         1.55 - 2.30            5.94 - 6.74
                                         2009        3.05         1.55 - 2.30          33.93 - 34.94
                                         2008        2.33         1.55 - 2.30      (41.74) - (41.30)

  FTVIPT Templeton Global                2012        6.42         0.95 - 1.75          13.06 - 13.97
     Bond Securities Sub-Account         2011        5.46         0.95 - 1.75        (2.58) - (1.81)
                                         2010        1.36         0.95 - 1.75          12.46 - 13.36
                                         2009       14.21         0.95 - 1.75          16.62 - 17.56
                                         2008        3.50         0.95 - 1.75            4.36 - 5.20

  Invesco V.I. Core Equity               2012        0.91                1.40                  12.29
     Sub-Account                         2011        0.92                1.40                 (1.44)
                                         2010        0.95                1.40                   8.02
                                         2009        1.76                1.40                  26.51
                                         2008        1.79                1.40                (31.12)

  Invesco V.I. Global Real               2012        0.48         0.95 - 1.75          25.62 - 26.63
     Estate Sub-Account                  2011        4.22         0.95 - 1.75        (8.34) - (7.62)
                                         2010        5.55         0.95 - 1.75          15.19 - 16.13
                                         2009          --         0.95 - 1.75          28.83 - 29.86
                                         2008        9.45         0.95 - 1.75      (45.68) - (45.25)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               --------------   ----------------   ----------------
  Invesco V.I. International             2012       8,127,475       7.81 - 29.32        219,783,700
     Growth Sub-Account                  2011       6,481,068       6.86 - 25.68        154,099,050
                                         2010       4,327,573       7.46 - 27.87        111,888,065
                                         2009       2,818,925       6.70 - 24.98         65,315,391
                                         2008       1,618,515       5.02 - 18.70         27,961,110

  Invesco V.I. Van Kampen                2012          28,015               5.35            149,862
     American Franchise                  2011          18,874               4.77             90,033
     Sub-Account                         2010          25,363               5.16            130,764
                                         2009          26,829               4.36            117,046
                                         2008          33,379               2.66             88,923

  Invesco V.I. Van Kampen                2012       5,515,798      11.80 - 12.39         66,684,996
     American Value Sub-Account          2011       4,490,470      10.26 - 10.68         47,014,117
                                         2010       2,673,648      10.35 - 10.70         28,139,044
                                         2009       1,763,519        8.62 - 8.84         15,401,650
                                         2008       1,130,852        6.31 - 6.41          7,194,408

  Invesco V.I. Van Kampen                2012      29,563,858       4.93 - 17.54        496,945,594
     Equity and Income                   2011      27,370,136       4.44 - 15.75        414,357,262
     Sub-Account                         2010      22,199,448      14.98 - 16.11        345,124,808
                                         2009      17,747,381      13.63 - 14.52        249,400,082
                                         2008      13,625,412      11.34 - 11.97        158,238,412

  Invesco V.I. Van Kampen                2012      13,407,203       7.24 - 27.48        268,230,013
     Growth and Income                   2011      11,777,382       6.40 - 24.26        206,338,231
     Sub-Account                         2010       9,061,763       6.63 - 25.06        160,437,278
                                         2009       6,896,039       5.97 - 22.55        107,604,807
                                         2008       4,699,178       4.87 - 18.34         57,517,543

  Janus Aspen Worldwide                  2012             769               7.35              5,653
     Sub-Account                         2011             769               6.17              4,750
                                         2010             901               7.22              6,506
                                         2009             999               6.29              6,285
                                         2008           1,089               4.61              5,018

  LMPVET ClearBridge Variable            2012      11,687,754      10.38 - 17.75        186,988,862
     Aggressive Growth                   2011      11,855,614       8.94 - 15.09        160,839,221
     Sub-Account                         2010      11,742,971       8.92 - 14.87        156,471,918
                                         2009      11,503,827       7.29 - 12.01        123,705,924
                                         2008      10,751,677        7.58 - 9.01         86,704,540

  LMPVET ClearBridge Variable            2012       7,908,912      30.52 - 40.17        290,191,379
     Appreciation Sub-Account            2011       7,021,537      26.94 - 34.98        224,680,370
                                         2010       5,515,253      26.87 - 34.42        173,626,503
                                         2009       4,134,838      24.41 - 30.85        116,657,409
                                         2008       3,070,482      11.00 - 25.50         70,122,225

  LMPVET ClearBridge Variable            2012       9,055,914      10.11 - 16.14        134,931,130
     Equity Income Builder               2011       8,013,455       9.06 - 14.28        103,322,855
     Sub-Account                         2010       6,778,039      10.29 - 13.39         81,006,913
                                         2009       6,144,958       9.34 - 12.06         64,946,351
                                         2008       5,136,303        7.74 - 9.92         43,322,014

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   -----------------   -----------------
  Invesco V.I. International             2012        1.38         0.95 - 1.75          13.25 - 14.16
     Growth Sub-Account                  2011        1.06         0.95 - 1.75        (8.60) - (7.87)
                                         2010        2.01         0.95 - 1.75          10.66 - 11.55
                                         2009        1.74         0.95 - 1.75          32.57 - 33.63
                                         2008        0.80         0.95 - 1.75      (41.56) - (41.09)

  Invesco V.I. Van Kampen                2012          --                1.40                  12.14
     American Franchise                  2011          --                1.40                 (7.49)
     Sub-Account                         2010          --                1.40                  18.18
                                         2009        0.11                1.40                  63.78
                                         2008        0.55                1.40                (49.70)

  Invesco V.I. Van Kampen                2012        0.68         0.95 - 1.75          15.03 - 15.96
     American Value Sub-Account          2011        0.72         0.95 - 1.75        (0.92) - (0.12)
                                         2010        0.80         0.95 - 1.75          20.06 - 21.03
                                         2009        1.18         0.95 - 1.75          36.75 - 37.84
                                         2008        0.78         0.95 - 1.75      (42.44) - (41.98)

  Invesco V.I. Van Kampen                2012        1.85         0.95 - 1.90          10.26 - 11.32
     Equity and Income                   2011        1.69         0.95 - 1.90        (8.77) - (2.23)
     Sub-Account                         2010        1.92         0.95 - 1.90           9.92 - 10.97
                                         2009        2.82         0.95 - 1.90          20.19 - 21.33
                                         2008        2.44         0.95 - 1.90      (24.14) - (23.41)

  Invesco V.I. Van Kampen                2012        1.36         0.95 - 1.90          12.18 - 13.26
     Growth and Income                   2011        1.13         0.95 - 1.90        (4.10) - (3.18)
     Sub-Account                         2010        0.09         0.95 - 1.90          10.09 - 11.13
                                         2009        3.60         0.95 - 1.90          21.78 - 22.94
                                         2008        1.50         0.95 - 1.90      (33.49) - (32.85)

  Janus Aspen Worldwide                  2012        0.89                0.89                  19.01
     Sub-Account                         2011        0.58                0.89                (14.50)
                                         2010        0.61                0.89                  14.80
                                         2009        1.43                0.89                  36.49
                                         2008        1.21                0.89                (45.15)

  LMPVET ClearBridge Variable            2012        0.43         0.95 - 2.30          16.01 - 17.60
     Aggressive Growth                   2011        0.20         0.95 - 2.30            0.15 - 1.50
     Sub-Account                         2010        0.15         0.95 - 2.30          22.17 - 23.83
                                         2009          --         0.95 - 2.30          31.51 - 33.30
                                         2008          --         0.95 - 2.30      (41.77) - (40.97)

  LMPVET ClearBridge Variable            2012        1.75         0.95 - 2.30          13.30 - 14.85
     Appreciation Sub-Account            2011        1.77         0.95 - 2.30            0.28 - 1.64
                                         2010        1.83         0.95 - 2.30          10.07 - 11.56
                                         2009        2.45         0.95 - 2.30          19.34 - 20.96
                                         2008        1.44         0.95 - 2.30      (31.05) - (29.98)

  LMPVET ClearBridge Variable            2012        3.04         0.95 - 2.30          11.60 - 12.99
     Equity Income Builder               2011        3.39         0.95 - 2.30          (2.15) - 6.69
     Sub-Account                         2010        4.09         0.95 - 1.90          10.01 - 11.06
                                         2009        3.37         0.95 - 1.90          20.32 - 21.47
                                         2008        1.13         0.95 - 1.90      (36.25) - (35.58)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ---------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               -------------   -----------------   ---------------
  LMPVET ClearBridge Variable            2012      3,081,671       28.81 - 37.11       104,446,756
     Fundamental All Cap Value           2011      3,213,146       25.64 - 32.59        95,718,136
     Sub-Account                         2010      3,100,875       27.97 - 35.07        99,528,233
                                         2009      2,989,079       24.54 - 30.36        83,258,408
                                         2008      2,724,852       19.41 - 23.70        59,326,416

  LMPVET ClearBridge Variable            2012        283,429       14.10 - 15.86         4,312,254
     Large Cap Growth                    2011        363,040       11.99 - 13.38         4,673,796
     Sub-Account                         2010        459,350       12.35 - 13.67         6,065,533
                                         2009        557,417       11.50 - 12.63         6,818,703
                                         2008        629,993         8.27 - 9.01         5,503,740

  LMPVET ClearBridge Variable            2012        286,427       15.28 - 17.21         4,743,489
     Large Cap Value Sub-Account         2011        265,335       13.42 - 15.00         3,836,359
                                         2010        194,899       13.09 - 14.51         2,729,796
                                         2009        196,692       12.23 - 13.45         2,559,454
                                         2008        188,889       10.05 - 10.97         2,012,063

  LMPVET ClearBridge Variable            2012      3,457,289       15.75 - 21.71        64,881,494
     Small Cap Growth                    2011      2,686,955       13.50 - 18.35        42,564,777
     Sub-Account                         2010      2,149,625       13.62 - 18.28        33,662,804
                                         2009      1,757,714       11.13 - 14.74        21,966,842
                                         2008      1,214,861        7.98 - 10.42        10,577,679

  LMPVET Investment Counsel              2012          9,185       29.64 - 32.19           289,329
     Variable Social Awareness           2011         17,377       27.28 - 29.51           501,373
     Sub-Account                         2010         17,424       27.81 - 29.97           510,680
                                         2009         19,412       25.28 - 27.12           515,712
                                         2008         25,775       20.97 - 22.41           567,901

  LMPVET Variable Lifestyle              2012      1,699,443       17.68 - 20.56        32,620,028
     Allocation 50% Sub-Account          2011      1,414,982       15.93 - 17.95        24,265,695
                                         2010        769,522       16.05 - 17.94        13,086,823
                                         2009        487,451       14.30 - 15.06         7,231,568
                                         2008        567,873       11.02 - 11.55         6,471,351

  LMPVET Variable Lifestyle              2012        162,342       15.15 - 16.14         2,573,509
     Allocation 70% Sub-Account          2011        219,583       13.47 - 14.30         3,086,943
                                         2010        236,121       13.81 - 14.60         3,395,287
                                         2009        271,548       12.24 - 12.89         3,447,350
                                         2008        280,357         9.39 - 9.84         2,719,047

  LMPVET Variable Lifestyle              2012      5,015,187       14.61 - 17.00        79,817,339
     Allocation 85% Sub-Account          2011      4,732,454       12.85 - 14.81        65,879,472
                                         2010      4,289,092       13.41 - 15.30        62,035,149
                                         2009      3,756,486       11.81 - 13.35        47,576,561
                                         2008      2,668,230        9.09 - 10.18        25,875,933

  LMPVIT Western Asset                   2012      4,039,328       20.05 - 24.44        91,771,912
     Variable Global High Yield          2011      3,594,817       17.34 - 20.85        69,717,903
     Bond Sub-Account                    2010      3,170,899       17.44 - 20.70        61,092,507
                                         2009      2,845,850       15.53 - 18.18        48,249,580
                                         2008      2,664,258       10.21 - 11.80        29,373,023

                                                          FOR THE YEAR ENDED DECEMBER 31
                                               ------------------------------------------------------
                                                INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                   INCOME           LOWEST TO           LOWEST TO
                                                  RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               --------------  -----------------   ------------------
  LMPVET ClearBridge Variable            2012        1.72         0.95 - 2.30           12.35 - 13.89
     Fundamental All Cap Value           2011        1.41         0.95 - 2.30         (8.32) - (7.08)
     Sub-Account                         2010        1.79         0.95 - 2.30           13.96 - 15.50
                                         2009        1.44         0.95 - 2.30           26.41 - 28.14
                                         2008        1.83         0.95 - 2.30       (38.03) - (37.18)

  LMPVET ClearBridge Variable            2012        0.66         1.50 - 2.30           17.60 - 18.55
     Large Cap Growth                    2011        0.42         1.50 - 2.30         (2.91) - (2.12)
     Sub-Account                         2010        0.11         1.50 - 2.30             7.34 - 8.19
                                         2009        0.27         1.50 - 2.30           39.14 - 40.27
                                         2008        0.26         1.50 - 2.30       (38.72) - (38.23)

  LMPVET ClearBridge Variable            2012        2.37         1.50 - 2.30           13.84 - 14.76
     Large Cap Value Sub-Account         2011        2.82         1.50 - 2.30             2.57 - 3.39
                                         2010        3.02         1.50 - 2.30             6.98 - 7.83
                                         2009        1.95         1.50 - 2.30           21.66 - 22.65
                                         2008        1.09         1.50 - 2.30       (37.09) - (36.59)

  LMPVET ClearBridge Variable            2012        0.42         0.95 - 2.30           16.70 - 18.29
     Small Cap Growth                    2011          --         0.95 - 2.30           (0.91) - 0.43
     Sub-Account                         2010          --         0.95 - 2.30           22.34 - 24.00
                                         2009          --         0.95 - 2.30           39.53 - 41.42
                                         2008          --         0.95 - 2.30       (42.06) - (41.27)

  LMPVET Investment Counsel              2012        1.06         1.50 - 1.90             8.62 - 9.06
     Variable Social Awareness           2011        1.20         1.50 - 1.90         (1.89) - (1.51)
     Sub-Account                         2010        1.24         1.50 - 1.90           10.04 - 10.48
                                         2009        1.43         1.50 - 1.90           20.53 - 21.01
                                         2008        2.05         1.50 - 1.90       (26.61) - (26.32)

  LMPVET Variable Lifestyle              2012        2.95         0.95 - 1.90           10.96 - 12.02
     Allocation 50% Sub-Account          2011        3.19         1.10 - 1.90           (0.73) - 0.07
                                         2010        4.10         1.10 - 1.90            6.21 - 12.65
                                         2009        5.06         1.50 - 1.90           29.83 - 30.35
                                         2008        3.50         1.50 - 1.90       (28.71) - (28.42)

  LMPVET Variable Lifestyle              2012        2.16         1.50 - 1.90           12.43 - 12.88
     Allocation 70% Sub-Account          2011        1.88         1.50 - 1.90         (2.45) - (2.06)
                                         2010        2.04         1.50 - 1.90           12.84 - 13.30
                                         2009        3.60         1.50 - 1.90           30.41 - 30.93
                                         2008        2.51         1.50 - 1.90       (34.04) - (33.77)

  LMPVET Variable Lifestyle              2012        1.84         0.95 - 1.90           13.70 - 14.79
     Allocation 85% Sub-Account          2011        1.55         0.95 - 1.90         (4.15) - (3.23)
                                         2010        1.73         0.95 - 1.90           13.52 - 14.60
                                         2009        2.64         0.95 - 1.90           29.99 - 31.22
                                         2008        2.50         0.95 - 1.90       (38.60) - (38.01)

  LMPVIT Western Asset                   2012        7.84         0.95 - 2.30           15.62 - 17.20
     Variable Global High Yield          2011        8.38         0.95 - 2.30           (0.59) - 0.75
     Bond Sub-Account                    2010        9.47         0.95 - 2.30           12.31 - 13.83
                                         2009       11.34         0.95 - 2.30           52.02 - 54.08
                                         2008       11.01         0.95 - 2.30       (32.40) - (31.48)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ---------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               -------------   -----------------   ---------------
  MFS VIT Investors Trust                2012          3,616                5.67            20,488
     Sub-Account                         2011          7,050                4.82            33,994
                                         2010          8,683                5.00            43,404
                                         2009         11,563                4.56            52,758
                                         2008         13,271                3.65            48,391

  MFS VIT New Discovery                  2012          4,161               10.01            41,661
     Sub-Account                         2011          4,939                8.38            41,374
                                         2010          4,951                9.47            46,865
                                         2009          6,461                7.04            45,491
                                         2008         10,205                4.38            44,654

  MFS VIT Research Sub-Account           2012          8,335                6.02            50,155
                                         2011          8,675                5.20            45,142
                                         2010         21,202                5.30           112,388
                                         2009         23,944                4.64           111,057
                                         2008         26,232                3.60            94,515

  MIST AllianceBernstein                 2012    267,334,005       10.40 - 10.66     2,823,843,417
     Global Dynamic Allocation           2011    168,434,681         9.68 - 9.75     1,639,379,077
     Sub-Account
     (Commenced 5/2/2011)

  MIST American Funds                    2012    292,605,761       10.22 - 10.89     3,106,060,329
     Balanced Allocation                 2011    306,967,734         9.22 - 9.69     2,914,777,188
     Sub-Account                         2010    251,644,506        9.64 - 10.00     2,478,289,324
     (Commenced 4/28/2008)               2009    147,529,141         8.80 - 9.00     1,315,175,709
                                         2008     47,541,825         6.97 - 7.02       332,865,017

  MIST American Funds Bond               2012     31,242,391       10.69 - 11.23       346,492,447
     Sub-Account                         2011     32,528,572       10.43 - 10.84       349,346,240
     (Commenced 4/28/2008)               2010     26,655,400       10.10 - 10.38       274,791,792
                                         2009     14,305,838         9.74 - 9.92       141,146,685
                                         2008      3,151,521         8.89 - 8.96        28,171,025

  MIST American Funds Growth             2012    149,020,463        9.68 - 10.24     1,496,665,592
     Allocation Sub-Account              2011    159,224,115         8.53 - 8.92     1,398,390,722
     (Commenced 4/28/2008)               2010    155,386,301         9.17 - 9.47     1,454,861,016
                                         2009    139,002,030         8.27 - 8.44     1,164,848,803
                                         2008     74,827,606         6.32 - 6.37       475,226,821

  MIST American Funds Growth             2012     54,812,434        9.59 - 10.07       545,665,799
     Sub-Account                         2011     64,256,598         8.36 - 8.69       553,292,806
     (Commenced 4/28/2008)               2010     52,406,611         8.97 - 9.23       480,253,525
                                         2009     30,278,080         7.76 - 7.90       238,097,827
                                         2008      9,556,758         5.72 - 5.76        54,966,248

  MIST American Funds                    2012     35,359,242         8.44 - 8.82       308,307,926
     International Sub-Account           2011     39,355,385         7.35 - 7.61       296,765,073
     (Commenced 4/28/2008)               2010     33,804,542         8.75 - 9.00       301,922,149
                                         2009     19,914,429         8.38 - 8.53       168,980,812
                                         2008      7,576,246         6.02 - 6.06        45,810,468

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   ----------------   ------------------
  MFS VIT Investors Trust                2012       0.67                 1.40                  17.52
     Sub-Account                         2011       0.90                 1.40                 (3.54)
                                         2010       1.30                 1.40                   9.56
                                         2009       1.77                 1.40                  25.15
                                         2008       0.96                 1.40                (34.01)

  MFS VIT New Discovery                  2012         --                 1.40                  19.53
     Sub-Account                         2011         --                 1.40                (11.51)
                                         2010         --                 1.40                  34.44
                                         2009         --                 1.40                  60.90
                                         2008         --                 1.40                (40.18)

  MFS VIT Research Sub-Account           2012       0.79                 1.40                  15.63
                                         2011       0.72                 1.40                 (1.83)
                                         2010       0.92                 1.40                  14.29
                                         2009       1.44                 1.40                  28.73
                                         2008       0.58                 1.40                (36.98)

  MIST AllianceBernstein                 2012       0.10          0.90 - 2.35            3.45 - 8.82
     Global Dynamic Allocation           2011       0.87          1.15 - 2.25        (3.18) - (2.47)
     Sub-Account
     (Commenced 5/2/2011)

  MIST American Funds                    2012       1.69          1.00 - 2.35          10.88 - 12.39
     Balanced Allocation                 2011       1.26          1.00 - 2.35        (4.39) - (3.10)
     Sub-Account                         2010       1.01          1.00 - 2.35           9.55 - 11.05
     (Commenced 4/28/2008)               2009         --          1.00 - 2.35          20.40 - 27.85
                                         2008       6.67          1.15 - 2.35      (30.39) - (29.82)

  MIST American Funds Bond               2012       2.57          1.30 - 2.35            2.47 - 3.55
     Sub-Account                         2011       2.09          1.30 - 2.35            3.34 - 4.42
     (Commenced 4/28/2008)               2010       1.64          1.30 - 2.35            3.63 - 4.73
                                         2009         --          1.30 - 2.35           9.52 - 10.67
                                         2008       9.47          1.30 - 2.35      (11.39) - (10.76)

  MIST American Funds Growth             2012       1.21          1.15 - 2.35          13.45 - 14.82
     Allocation Sub-Account              2011       1.10          1.15 - 2.35        (6.95) - (5.82)
     (Commenced 4/28/2008)               2010       0.89          1.15 - 2.35          10.86 - 12.18
                                         2009         --          1.15 - 2.35          30.93 - 32.51
                                         2008       6.95          1.15 - 2.35      (36.80) - (36.28)

  MIST American Funds Growth             2012       0.33          1.30 - 2.35          14.67 - 15.89
     Sub-Account                         2011       0.35          1.30 - 2.35        (6.81) - (5.83)
     (Commenced 4/28/2008)               2010       0.20          1.30 - 2.35          15.57 - 16.79
                                         2009         --          1.30 - 2.35          35.67 - 37.09
                                         2008       7.34          1.30 - 2.35      (42.71) - (42.30)

  MIST American Funds                    2012       1.56          1.30 - 2.25          14.82 - 15.92
     International Sub-Account           2011       1.44          1.30 - 2.25      (16.18) - (15.38)
     (Commenced 4/28/2008)               2010       0.76          1.30 - 2.35            4.42 - 5.51
                                         2009         --          1.30 - 2.35          39.25 - 40.72
                                         2008      11.18          1.30 - 2.20      (40.31) - (39.94)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                         AS OF DECEMBER 31
                                          -----------------------------------------------
                                                            UNIT VALUE
                                                             LOWEST TO           NET
                                               UNITS        HIGHEST ($)      ASSETS ($)
                                          ------------   ---------------   --------------
  MIST American Funds                2012  159,499,085     10.47 - 11.15    1,734,325,945
     Moderate Allocation             2011  168,982,398      9.67 - 10.16    1,683,464,896
     Sub-Account                     2010  143,876,667      9.88 - 10.25    1,452,175,003
     (Commenced 4/28/2008)           2009   89,994,728       9.20 - 9.42      839,089,528
                                     2008   29,162,701       7.64 - 7.70      223,820,453

  MIST AQR Global Risk               2012  324,843,850     10.42 - 11.61    3,753,309,463
     Balanced Sub-Account            2011  179,038,392     10.54 - 10.62    1,898,124,083
     (Commenced 5/2/2011)

  MIST BlackRock Global              2012  471,913,542     10.13 - 10.38    4,856,824,935
     Tactical Strategies             2011  297,189,715       9.51 - 9.58    2,842,712,285
     Sub-Account
     (Commenced 5/2/2011)

  MIST BlackRock High Yield          2012   11,949,833     13.83 - 26.13      276,977,302
     Sub-Account                     2011   10,891,616     12.03 - 21.28      221,624,841
                                     2010    9,034,810     11.92 - 21.07      182,367,303
                                     2009    5,656,394     16.02 - 18.43      100,278,538
                                     2008    1,114,960     11.47 - 12.73       13,709,683

  MIST BlackRock Large Cap           2012    1,423,242      9.34 - 11.16       14,439,147
     Core Sub-Account                2011    1,414,721       8.42 - 9.34       12,849,849
                                     2010    1,044,239       8.60 - 9.47        9,613,588
                                     2009      613,169       7.82 - 8.54        5,078,728
                                     2008      508,491       6.71 - 7.28        3,599,088

  MIST Clarion Global Real           2012   10,967,900     15.19 - 17.23      177,317,957
     Estate Sub-Account              2011   11,304,866     12.34 - 13.38      147,447,056
                                     2010    9,934,760     13.39 - 14.36      139,330,754
                                     2009    7,999,282     11.80 - 12.53       98,120,895
                                     2008    6,912,531       8.97 - 9.42       63,965,106

  MIST Dreman Small Cap Value        2012    1,643,159     14.04 - 15.36       24,014,976
     Sub-Account                     2011    1,650,824     12.42 - 13.17       21,224,281
                                     2010    1,677,961     14.14 - 14.87       24,426,974
                                     2009    1,579,618     12.10 - 12.62       19,575,088
                                     2008    1,254,915       9.59 - 9.92       12,261,677

  MIST Goldman Sachs Mid Cap         2012    8,486,283     15.38 - 16.85      139,211,779
     Value Sub-Account               2011    9,263,271     13.34 - 14.45      130,696,272
                                     2010    7,332,195     14.57 - 15.63      112,015,664
                                     2009    6,218,018     12.01 - 12.74       77,628,353
                                     2008    7,184,822       9.29 - 9.76       68,935,462

  MIST Harris Oakmark                2012   25,722,293     18.33 - 22.61      538,939,254
     International Sub-Account       2011   28,033,038     14.49 - 17.04      461,860,538
                                     2010   23,589,953     17.23 - 20.14      459,739,197
                                     2009   18,176,767     15.11 - 17.52      309,481,262
                                     2008   16,938,263     10.69 - 11.45      189,181,455

  MIST Invesco Balanced-Risk         2012  631,214,101       1.04 - 1.05      661,422,417
     Allocation Sub-Account
     (Commenced 4/30/2012)

                                                  FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------------------
                                          INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                             INCOME         LOWEST TO        LOWEST TO
                                            RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                          ------------- ---------------- ----------------
  MIST American Funds                2012      2.04       1.00 - 2.35         8.25 - 9.73
     Moderate Allocation             2011      1.54       1.00 - 2.35     (2.14) - (0.81)
     Sub-Account                     2010      1.41       1.00 - 2.35         7.36 - 8.82
     (Commenced 4/28/2008)           2009        --       1.00 - 2.35       15.69 - 21.98
                                     2008      6.96       1.15 - 2.35   (23.78) - (23.16)

  MIST AQR Global Risk               2012      0.44       0.90 - 2.35         3.72 - 9.29
     Balanced Sub-Account            2011      3.00       1.15 - 2.25         1.94 - 2.70
     (Commenced 5/2/2011)

  MIST BlackRock Global              2012        --       0.90 - 2.35         3.27 - 7.89
     Tactical Strategies             2011      1.37       1.15 - 2.25     (4.84) - (4.14)
     Sub-Account
     (Commenced 5/2/2011)

  MIST BlackRock High Yield          2012      7.05       0.90 - 2.35        7.68 - 15.15
     Sub-Account                     2011      6.52       1.20 - 2.35       (0.03) - 1.12
                                     2010      5.88       1.20 - 2.35        5.99 - 14.28
                                     2009      3.54       1.30 - 2.35       43.24 - 44.75
                                     2008      5.00       1.30 - 2.30   (25.93) - (25.14)

  MIST BlackRock Large Cap           2012      1.07       0.90 - 2.30      (0.27) - 11.75
     Core Sub-Account                2011      0.92       1.55 - 2.30     (2.06) - (1.33)
                                     2010      1.06       1.55 - 2.30       10.01 - 10.85
                                     2009      1.34       1.55 - 2.30       16.49 - 17.35
                                     2008      0.57       1.55 - 2.30   (38.73) - (38.27)

  MIST Clarion Global Real           2012      2.03       0.90 - 2.35        9.18 - 24.35
     Estate Sub-Account              2011      3.80       1.30 - 2.35     (7.78) - (6.80)
                                     2010      7.76       1.30 - 2.35       13.41 - 14.61
                                     2009      3.11       1.30 - 2.35       31.61 - 33.00
                                     2008      1.66       1.30 - 2.35   (43.03) - (42.43)

  MIST Dreman Small Cap Value        2012      0.84       0.90 - 2.30        2.73 - 13.98
     Sub-Account                     2011      1.69       1.20 - 2.30   (12.17) - (11.43)
                                     2010      0.82       1.20 - 2.30       16.82 - 17.83
                                     2009      0.88       1.20 - 2.30       26.15 - 27.24
                                     2008      0.72       1.20 - 2.30   (26.93) - (21.55)

  MIST Goldman Sachs Mid Cap         2012      0.59       1.30 - 2.35       15.36 - 16.58
     Value Sub-Account               2011      0.48       1.30 - 2.35     (8.46) - (7.50)
                                     2010      0.92       1.30 - 2.35       21.35 - 22.63
                                     2009      1.25       1.30 - 2.35       29.24 - 30.59
                                     2008      0.79       1.30 - 2.35   (37.57) - (36.90)

  MIST Harris Oakmark                2012      1.63       0.95 - 2.35       15.61 - 27.58
     International Sub-Account       2011        --       1.30 - 2.35   (16.24) - (15.36)
                                     2010      1.82       1.30 - 2.35       13.71 - 14.92
                                     2009      7.66       1.30 - 2.35       43.46 - 53.06
                                     2008      1.67       1.30 - 2.35   (42.26) - (41.65)

  MIST Invesco Balanced-Risk         2012      0.55       0.90 - 2.35         3.03 - 4.04
     Allocation Sub-Account
     (Commenced 4/30/2012)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                        AS OF DECEMBER 31
                                          ----------------------------------------------
                                                           UNIT VALUE
                                                            LOWEST TO           NET
                                              UNITS        HIGHEST ($)      ASSETS ($)
                                          ------------  ---------------   --------------
  MIST Invesco Small Cap            2012    13,528,657    16.44 - 19.61      240,468,780
     Growth Sub-Account             2011    13,942,780    14.22 - 16.69      212,672,795
                                    2010    11,943,258    14.70 - 16.99      186,610,558
                                    2009    11,180,366    11.92 - 13.55      140,473,926
                                    2008    10,535,898     9.11 - 10.19      100,447,225

  MIST Janus Forty Sub-Account      2012       687,043  115.55 - 176.62      106,823,115
                                    2011       543,584   96.27 - 146.05       68,769,080
                                    2010       397,905  106.29 - 160.04       53,356,686
                                    2009       192,470   99.16 - 121.06       21,865,637
                                    2008       143,074    70.85 - 85.85       11,490,581

  MIST Jennison Large Cap           2012     8,109,956      7.95 - 8.39       67,104,542
     Equity Sub-Account             2011     7,776,061      7.22 - 7.54       57,997,273
                                    2010     5,826,308      7.72 - 7.95       45,894,091
                                    2009     4,962,869      6.82 - 6.98       34,404,016
                                    2008     4,139,663      5.67 - 5.74       23,654,112

  MIST JPMorgan Global Active       2012   269,034,003      1.04 - 1.05      282,572,135
     Allocation Sub-Account
     (Commenced 4/30/2012)

  MIST Legg Mason ClearBridge       2012    33,802,849      7.55 - 9.54      292,871,764
     Aggressive Growth              2011    35,764,496      6.45 - 7.78      265,479,062
     Sub-Account                    2010    13,863,499      6.97 - 7.63      102,505,758
                                    2009    12,110,468      5.76 - 6.24       73,409,292
                                    2008    12,239,079      4.43 - 4.76       56,694,512

  MIST Loomis Sayles Global         2012    12,318,466    13.71 - 14.91      177,780,410
     Markets Sub-Account            2011    13,161,956    12.01 - 12.74      165,018,207
                                    2010    10,620,691    12.48 - 13.10      137,171,845
                                    2009     7,198,911    10.47 - 10.88       77,383,467
                                    2008     5,848,580      7.61 - 7.83       45,350,255

  MIST Lord Abbett Bond             2012    10,178,078     9.36 - 30.15      266,010,291
     Debenture Sub-Account          2011    10,848,076     8.39 - 26.88      255,107,548
                                    2010    11,708,304     8.12 - 25.87      267,920,695
                                    2009    11,953,991     7.27 - 23.06      245,913,998
                                    2008    11,669,031     5.38 - 16.97      178,177,257

  MIST Lord Abbett Mid Cap          2012     5,175,603    23.78 - 29.73      138,149,492
     Value Sub-Account              2011     5,366,862    21.23 - 24.69      127,004,689
                                    2010     4,351,943    22.57 - 25.97      108,323,379
                                    2009     3,034,782    18.41 - 20.96       60,902,685
                                    2008     1,489,703    14.89 - 16.78       23,899,560

  MIST Met/Eaton Vance              2012     5,007,151    10.61 - 10.91       54,197,004
     Floating Rate Sub-Account      2011     4,263,176    10.13 - 10.30       43,696,769
     (Commenced 5/3/2010)           2010     1,600,145    10.16 - 10.23       16,334,315

  MIST Met/Franklin Low             2012     4,349,231     9.92 - 10.14       43,609,944
     Duration Total Return          2011     2,835,514      9.70 - 9.78       27,661,832
     Sub-Account
     (Commenced 5/2/2011)

                                                  FOR THE YEAR ENDED DECEMBER 31
                                          -----------------------------------------------
                                          INVESTMENT(1) EXPENSE RATIO(2)  TOTAL RETURN(3)
                                             INCOME         LOWEST TO        LOWEST TO
                                            RATIO (%)      HIGHEST (%)      HIGHEST (%)
                                          ------------- ---------------- ----------------
  MIST Invesco Small Cap            2012         --       0.89 - 2.35       15.47 - 17.45
     Growth Sub-Account             2011         --       0.89 - 2.35     (3.37) - (1.73)
                                    2010         --       0.89 - 2.35       23.26 - 25.35
                                    2009         --       0.89 - 2.35       30.70 - 33.03
                                    2008         --       0.89 - 2.35   (40.16) - (39.15)

  MIST Janus Forty Sub-Account      2012       0.29       1.30 - 2.35       19.66 - 20.94
                                    2011       1.69       1.30 - 2.35     (9.69) - (8.74)
                                    2010       1.30       1.30 - 2.35         3.20 - 8.00
                                    2009         --       1.55 - 2.30       39.96 - 41.01
                                    2008       4.86       1.55 - 2.30   (43.18) - (42.75)

  MIST Jennison Large Cap           2012       0.28       1.30 - 2.35       10.04 - 11.21
     Equity Sub-Account             2011       0.38       1.30 - 2.35     (6.06) - (5.08)
                                    2010       0.42       1.30 - 2.20       12.87 - 13.90
                                    2009       0.82       1.30 - 2.35       20.41 - 21.65
                                    2008         --       1.30 - 2.35   (43.16) - (42.56)

  MIST JPMorgan Global Active       2012       0.73       0.90 - 2.35         3.02 - 4.03
     Allocation Sub-Account
     (Commenced 4/30/2012)

  MIST Legg Mason ClearBridge       2012       0.02       0.90 - 2.35        3.28 - 17.38
     Aggressive Growth              2011         --       0.95 - 2.35       (9.34) - 1.91
     Sub-Account                    2010         --       1.30 - 2.35       20.92 - 22.20
                                    2009         --       1.30 - 2.35       29.87 - 31.23
                                    2008         --       1.30 - 2.35   (40.47) - (39.84)

  MIST Loomis Sayles Global         2012       2.32       1.10 - 2.35        2.75 - 15.41
     Markets Sub-Account            2011       2.32       1.30 - 2.35     (3.77) - (2.75)
                                    2010       2.99       1.30 - 2.35       19.18 - 20.43
                                    2009       1.95       1.30 - 2.35       37.54 - 39.00
                                    2008       4.63       1.30 - 2.35   (40.68) - (40.05)

  MIST Lord Abbett Bond             2012       7.20       0.89 - 2.35        5.77 - 12.18
     Debenture Sub-Account          2011       5.92       0.89 - 2.35         2.04 - 3.90
                                    2010       6.21       0.89 - 2.35       10.34 - 12.18
                                    2009       7.17       0.89 - 2.35       33.60 - 35.91
                                    2008       4.35       0.89 - 2.35   (20.50) - (19.12)

  MIST Lord Abbett Mid Cap          2012       0.40       0.90 - 2.35        2.26 - 13.21
     Value Sub-Account              2011       0.51       1.30 - 2.35     (5.93) - (4.94)
                                    2010       0.55       1.30 - 2.35       22.62 - 23.91
                                    2009       1.74       1.30 - 2.35       23.59 - 24.90
                                    2008       0.41       1.30 - 2.35   (40.20) - (39.57)

  MIST Met/Eaton Vance              2012       3.39       1.30 - 2.35         4.83 - 5.94
     Floating Rate Sub-Account      2011       1.99       1.30 - 2.30       (0.31) - 0.69
     (Commenced 5/3/2010)           2010         --       1.30 - 2.30         1.64 - 2.31

  MIST Met/Franklin Low             2012       1.91       0.90 - 2.20         1.17 - 3.15
     Duration Total Return          2011         --       1.20 - 2.35     (2.83) - (2.08)
     Sub-Account
     (Commenced 5/2/2011)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               --------------   ----------------    ---------------
  MIST Met/Franklin Mutual               2012      16,453,837       9.38 - 10.04        159,975,591
     Shares Sub-Account                  2011      17,630,531        8.43 - 8.76        152,876,625
     (Commenced 4/28/2008)               2010      13,681,991        8.67 - 8.92        121,115,835
                                         2009       7,713,701        8.01 - 8.14         62,452,238
                                         2008       1,978,335        6.56 - 6.60         13,038,845

  MIST Met/Franklin Templeton            2012      59,096,775      10.26 - 10.99        629,259,098
     Founding Strategy                   2011      63,624,798        9.05 - 9.46        592,611,774
     Sub-Account                         2010      59,315,798        9.43 - 9.74        571,218,147
     (Commenced 4/28/2008)               2009      49,352,169        8.80 - 8.95        438,687,403
                                         2008      27,525,771        6.99 - 7.05        193,348,119

  MIST Met/Templeton Growth              2012       4,597,398       9.79 - 16.90         57,080,438
     Sub-Account                         2011       4,687,427       8.18 - 14.06         49,144,134
     (Commenced 5/3/2010)                2010         614,557       8.96 - 14.25          7,380,405

  MIST Met/Templeton                     2012       4,238,395      13.19 - 13.56         57,001,253
     International Bond                  2011       4,276,073      11.74 - 12.02         51,093,268
     Sub-Account                         2010       2,982,596      12.04 - 12.22         36,302,425
     (Commenced 5/4/2009)                2009         775,327      10.84 - 10.90          8,438,524

  MIST MetLife Aggressive                2012      44,655,767      11.48 - 12.93        545,044,070
     Strategy Sub-Account                2011      49,390,389      10.07 - 10.98        524,691,864
                                         2010      45,689,702      10.94 - 11.78        522,967,837
                                         2009      41,343,573       9.62 - 10.23        412,402,731
                                         2008      39,565,727        7.42 - 7.80        302,274,534

  MIST MetLife Balanced Plus             2012     438,994,467      10.30 - 10.55      4,593,209,415
     Sub-Account                         2011     257,076,022        9.33 - 9.40      2,411,774,661
     (Commenced 5/2/2011)

  MIST MetLife Balanced                  2012     550,560,779      12.02 - 13.53      7,045,806,333
     Strategy Sub-Account                2011     592,824,603      10.80 - 11.77      6,764,659,086
                                         2010     546,381,907      11.25 - 12.12      6,437,293,439
                                         2009     458,932,798      10.14 - 10.79      4,832,135,577
                                         2008     406,068,266        8.09 - 8.50      3,383,789,930

  MIST MetLife Defensive                 2012     178,585,503      12.28 - 13.82      2,332,865,728
     Strategy Sub-Account                2011     186,262,512      11.33 - 12.48      2,228,739,665
                                         2010     167,912,074      11.40 - 12.39      2,003,850,499
                                         2009     134,240,318      10.52 - 11.28      1,466,386,791
                                         2008      98,361,064        8.77 - 9.21        887,719,339

  MIST MetLife Growth                    2012     407,576,342      11.83 - 13.31      5,115,649,012
     Strategy Sub-Account                2011     446,977,194      10.46 - 11.40      4,926,470,881
                                         2010     473,161,406      11.14 - 12.00      5,512,372,206
                                         2009     490,302,032       9.88 - 10.51      5,026,063,304
                                         2008     494,438,103        7.77 - 8.17      3,958,612,323

  MIST MetLife Moderate                  2012     266,549,696      12.27 - 13.82      3,483,723,904
     Strategy Sub-Account                2011     281,377,647      11.18 - 12.19      3,324,311,655
                                         2010     257,780,425      11.46 - 12.34      3,094,289,659
                                         2009     201,975,022      10.44 - 11.11      2,188,428,006
                                         2008     157,147,909        8.48 - 8.91      1,371,420,955

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                                INVESTMENT(1)  EXPENSE RATIO(2)      TOTAL RETURN(3)
                                                   INCOME          LOWEST TO            LOWEST TO
                                                  RATIO (%)       HIGHEST (%)          HIGHEST (%)
                                               --------------  -----------------   -----------------
  MIST Met/Franklin Mutual               2012        0.57         0.90 - 2.35           5.12 - 12.44
     Shares Sub-Account                  2011        2.75         1.30 - 2.35        (2.85) - (1.83)
     (Commenced 4/28/2008)               2010          --         1.30 - 2.35            8.44 - 9.58
                                         2009          --         1.30 - 2.30          22.05 - 23.27
                                         2008        5.28         1.30 - 2.20      (34.35) - (33.94)

  MIST Met/Franklin Templeton            2012        4.01         0.90 - 2.35           7.29 - 14.79
     Founding Strategy                   2011        1.72         1.15 - 2.35        (4.04) - (2.88)
     Sub-Account                         2010          --         1.15 - 2.35            7.50 - 8.79
     (Commenced 4/28/2008)               2009          --         1.15 - 2.20          25.75 - 27.08
                                         2008        3.15         1.15 - 2.20      (30.03) - (29.53)

  MIST Met/Templeton Growth              2012        1.57         0.95 - 2.15          19.60 - 21.05
     Sub-Account                         2011        0.33         0.95 - 2.15       (17.86) - (7.78)
     (Commenced 5/3/2010)                2010          --         1.10 - 2.05            4.65 - 5.96

  MIST Met/Templeton                     2012       10.26         1.30 - 2.05          11.96 - 12.80
     International Bond                  2011        6.86         1.30 - 2.20        (2.49) - (1.61)
     Sub-Account                         2010        0.51         1.30 - 2.20          11.07 - 12.08
     (Commenced 5/4/2009)                2009          --         1.30 - 2.20            8.40 - 9.00

  MIST MetLife Aggressive                2012        0.64         0.90 - 2.35           2.91 - 15.40
     Strategy Sub-Account                2011        1.10         1.15 - 2.35        (7.96) - (6.85)
                                         2010        1.18         1.15 - 2.35          13.80 - 15.17
                                         2009          --         1.15 - 2.35          29.56 - 31.13
                                         2008        3.60         1.15 - 2.35      (42.19) - (41.49)

  MIST MetLife Balanced Plus             2012          --         0.90 - 2.35           4.67 - 11.81
     Sub-Account                         2011        0.27         1.15 - 2.25        (6.68) - (6.00)
     (Commenced 5/2/2011)

  MIST MetLife Balanced                  2012        2.15         0.90 - 2.35           3.72 - 12.62
     Strategy Sub-Account                2011        1.58         1.15 - 2.35        (3.98) - (2.82)
                                         2010        2.05         1.15 - 2.35          10.96 - 12.28
                                         2009          --         1.15 - 2.35          25.35 - 26.87
                                         2008        4.75         1.15 - 2.35      (33.52) - (32.72)

  MIST MetLife Defensive                 2012        2.83         0.90 - 2.35            3.87 - 9.80
     Strategy Sub-Account                2011        2.22         1.00 - 2.35          (0.59) - 0.76
                                         2010        3.05         1.00 - 2.35            8.32 - 9.80
                                         2009        2.86         1.00 - 2.35          14.50 - 21.50
                                         2008        1.41         1.15 - 2.35      (22.50) - (21.56)

  MIST MetLife Growth                    2012        1.66         0.90 - 2.35           3.45 - 14.39
     Strategy Sub-Account                2011        1.54         1.15 - 2.35        (6.10) - (4.98)
                                         2010        1.71         1.15 - 2.35          12.81 - 14.17
                                         2009          --         1.15 - 2.35          27.08 - 28.61
                                         2008        3.49         1.15 - 2.35      (39.32) - (38.58)

  MIST MetLife Moderate                  2012        2.66         0.90 - 2.35           3.72 - 11.10
     Strategy Sub-Account                2011        1.83         1.15 - 2.35        (2.43) - (1.26)
                                         2010        2.46         1.15 - 2.35           9.79 - 11.12
                                         2009        3.18         1.15 - 2.35          23.16 - 24.65
                                         2008        1.75         1.15 - 2.35      (28.14) - (27.26)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                           AS OF DECEMBER 31
                                            -----------------------------------------------
                                                              UNIT VALUE
                                                               LOWEST TO           NET
                                                UNITS         HIGHEST ($)      ASSETS ($)
                                            ------------   ---------------   --------------
  MIST MetLife Multi-Index            2012    11,094,386              1.01       11,247,979
     Targeted Risk Sub-Account
     (Commenced 11/12/2012)

  MIST MFS Emerging Markets           2012    38,352,212     11.09 - 13.41      448,693,258
     Equity Sub-Account               2011    37,004,554      9.55 - 11.54      369,675,163
                                      2010    29,287,659     12.03 - 14.53      365,169,255
                                      2009    18,534,256      9.96 - 12.02      189,762,080
                                      2008     9,820,617       6.03 - 7.28       60,422,758

  MIST MFS Research                   2012    21,667,563     13.21 - 15.60      311,615,422
     International Sub-Account        2011    22,841,018     11.58 - 13.42      285,814,827
                                      2010    22,399,698     13.27 - 15.17      318,521,626
                                      2009    21,694,779     12.19 - 13.75      281,155,296
                                      2008    20,463,384      9.48 - 10.55      204,675,511

  MIST MLA Mid Cap                    2012     9,604,721     13.66 - 15.99      141,459,007
     Sub-Account                      2011     9,231,569     13.28 - 14.86      131,200,067
                                      2010     8,873,534     14.35 - 15.88      135,205,406
                                      2009     8,013,598     11.95 - 13.08      100,906,992
                                      2008     7,502,381       8.94 - 9.61       70,201,744

  MIST Morgan Stanley Mid Cap         2012    12,225,316      2.03 - 18.06      166,100,095
     Growth Sub-Account               2011     8,735,505      1.88 - 16.63      109,412,403
                                      2010     6,606,286      2.04 - 17.98       89,015,672
                                      2009     5,166,934      9.84 - 11.09       54,290,087
                                      2008     4,031,107       6.40 - 7.12       27,227,267

  MIST PIMCO Inflation                2012    64,013,091     14.82 - 17.05    1,021,039,296
     Protected Bond Sub-Account       2011    63,087,877     13.90 - 15.36      936,595,819
                                      2010    52,467,468     12.81 - 13.99      711,162,874
                                      2009    37,506,865     12.17 - 13.14      478,661,744
                                      2008    23,243,826     10.55 - 11.26      254,891,679

  MIST PIMCO Total Return             2012   128,302,689     12.42 - 19.67    2,234,370,461
     Sub-Account                      2011   132,311,947     11.50 - 18.11    2,140,758,433
                                      2010   111,149,390     11.27 - 17.67    1,761,602,464
                                      2009    71,654,403     10.54 - 16.44    1,055,450,302
                                      2008    43,564,435      9.03 - 14.01      542,563,802

  MIST Pioneer Fund Sub-Account       2012    11,331,680      9.91 - 21.33      220,043,655
                                      2011     9,480,402      9.11 - 19.29      168,467,083
                                      2010     5,977,317     16.24 - 20.40      112,914,666
                                      2009     3,239,380     14.30 - 17.72       53,308,711
                                      2008     1,227,336     11.81 - 14.44       16,447,869

  MIST Pioneer Strategic              2012    29,638,373     13.34 - 31.23      804,777,040
     Income Sub-Account               2011    24,444,162     12.25 - 27.99      600,261,549
                                      2010    17,115,149     12.17 - 27.26      419,601,867
                                      2009    10,957,582     11.11 - 24.54      251,000,578
                                      2008     7,373,489     16.54 - 18.61      129,051,542

  MIST Pyramis Government             2012    88,599,553     10.77 - 11.03      968,887,238
     Income Sub-Account               2011    45,618,019     10.69 - 10.77      490,473,351
     (Commenced 5/2/2011)

                                                     FOR THE YEAR ENDED DECEMBER 31
                                            --------------------------------------------------
                                             INVESTMENT(1) EXPENSE RATIO(2)    TOTAL RETURN(3)
                                                INCOME         LOWEST TO          LOWEST TO
                                               RATIO (%)      HIGHEST (%)        HIGHEST (%)
                                            -------------- ----------------  -----------------
  MIST MetLife Multi-Index            2012         --        1.15 - 2.00           2.56 - 2.68
     Targeted Risk Sub-Account
     (Commenced 11/12/2012)

  MIST MFS Emerging Markets           2012       0.75        0.90 - 2.35          3.96 - 17.77
     Equity Sub-Account               2011       1.39        0.95 - 2.35     (20.59) - (19.48)
                                      2010       0.97        0.95 - 2.35         20.79 - 22.49
                                      2009       1.45        0.95 - 2.35         65.01 - 67.34
                                      2008       1.29        0.95 - 2.35     (56.57) - (52.63)

  MIST MFS Research                   2012       1.89        0.90 - 2.35          6.35 - 15.60
     International Sub-Account        2011       1.88        0.95 - 2.35     (12.79) - (11.56)
                                      2010       1.70        0.95 - 2.35          8.83 - 10.35
                                      2009       3.12        0.95 - 2.35         28.50 - 30.32
                                      2008       1.89        0.95 - 2.35     (43.71) - (42.91)

  MIST MLA Mid Cap                    2012       0.41        0.90 - 2.35         (5.00) - 4.02
     Sub-Account                      2011       0.72        1.20 - 2.35       (7.47) - (6.40)
                                      2010       0.86        1.20 - 2.35         20.00 - 21.40
                                      2009       1.16        1.20 - 2.35         33.58 - 35.13
                                      2008       0.96        1.30 - 2.35     (39.74) - (39.10)

  MIST Morgan Stanley Mid Cap         2012         --        0.89 - 2.30         (4.93) - 8.58
     Growth Sub-Account               2011       0.56        0.89 - 2.30       (9.04) - (7.49)
                                      2010       0.01        0.89 - 2.30         17.15 - 30.84
                                      2009         --        0.95 - 2.30         53.69 - 55.79
                                      2008       1.21        0.95 - 2.30     (47.97) - (47.26)

  MIST PIMCO Inflation                2012       3.02        0.90 - 2.35           4.22 - 7.82
     Protected Bond Sub-Account       2011       1.62        1.20 - 2.35           8.56 - 9.82
                                      2010       2.23        1.20 - 2.35           5.26 - 6.48
                                      2009       3.18        1.20 - 2.35         15.31 - 16.64
                                      2008       3.71        1.20 - 2.35       (9.22) - (8.17)

  MIST PIMCO Total Return             2012       3.13        0.89 - 2.35           4.10 - 8.58
     Sub-Account                      2011       2.62        0.89 - 2.35         (0.31) - 2.51
                                      2010       3.20        0.89 - 2.35           5.65 - 7.45
                                      2009       6.39        0.89 - 2.35         15.29 - 17.35
                                      2008       3.71        0.89 - 2.35       (1.93) - (0.26)

  MIST Pioneer Fund Sub-Account       2012       1.45        0.90 - 2.30           0.85 - 9.54
                                      2011       1.11        0.95 - 2.30      (11.94) - (5.45)
                                      2010       0.78        0.95 - 2.30         13.47 - 15.12
                                      2009       1.52        0.95 - 2.30         21.07 - 27.31
                                      2008       0.83        0.95 - 2.30     (34.37) - (33.47)

  MIST Pioneer Strategic              2012       4.73        0.90 - 2.35          6.09 - 10.56
     Income Sub-Account               2011       4.36        0.95 - 2.35           1.06 - 2.65
                                      2010       4.58        0.95 - 2.20          5.21 - 11.12
                                      2009       4.72        0.95 - 2.15         23.08 - 31.83
                                      2008       6.27        0.95 - 1.90     (12.43) - (11.59)

  MIST Pyramis Government             2012       0.02        0.90 - 2.35           0.74 - 1.96
     Income Sub-Account               2011       0.89        1.15 - 2.25           6.96 - 7.75
     (Commenced 5/2/2011)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               --------------   ----------------   ----------------
  MIST RCM Technology                    2012      16,146,908        6.11 - 7.42        107,274,190
     Sub-Account                         2011      17,226,158        5.63 - 6.66        103,642,521
                                         2010      16,174,288        6.39 - 7.45        109,729,016
                                         2009      13,832,826        5.12 - 5.86         74,614,703
                                         2008      10,849,282        3.29 - 3.72         37,389,860

  MIST Schroders Global                  2012     179,641,654        1.06 - 1.07        191,885,161
     Multi-Asset Sub-Account
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income            2012     118,446,237      12.09 - 13.24      1,521,502,479
     ETF Sub-Account                     2011     120,297,977      10.97 - 11.83      1,390,741,062
     (Commenced 11/10/2008)              2010      85,827,962      11.20 - 11.84        995,772,752
                                         2009      29,942,630      10.20 - 10.67        314,125,011
                                         2008         312,145        8.39 - 8.60          2,651,130

  MIST SSgA Growth ETF                   2012      36,733,044      11.51 - 12.55        448,167,959
     Sub-Account                         2011      37,984,453      10.24 - 11.04        409,132,829
     (Commenced 11/10/2008)              2010      29,136,066      10.71 - 11.41        325,453,346
                                         2009      16,443,398       9.67 - 10.11        163,291,494
                                         2008         190,893        7.69 - 7.88          1,489,531

  MIST T. Rowe Price Large               2012      12,231,249      28.88 - 96.83        536,790,380
     Cap Value Sub-Account               2011      13,446,503      24.76 - 82.60        507,039,092
                                         2010      14,212,118      26.09 - 86.60        558,423,606
                                         2009      14,942,501      22.55 - 74.47        502,483,411
                                         2008      15,718,013      19.27 - 63.32        447,266,597

  MIST T. Rowe Price Mid Cap             2012      41,941,697      10.24 - 11.53        467,536,275
     Growth Sub-Account                  2011      44,089,511       9.22 - 10.28        439,146,325
                                         2010      40,356,445       9.67 - 10.58        414,850,131
                                         2009      31,597,201        7.75 - 8.40        258,174,943
                                         2008      24,389,138        5.45 - 5.85        139,067,651

  MIST Third Avenue Small Cap            2012      15,859,523      16.91 - 20.06        287,540,317
     Value Sub-Account                   2011      18,611,699      14.67 - 17.11        290,532,427
                                         2010      18,793,984      16.49 - 18.91        327,520,477
                                         2009      17,777,766      14.06 - 15.88        262,479,306
                                         2008      16,437,324      11.38 - 12.63        194,917,296

  MIST Turner Mid Cap Growth             2012       5,785,182      12.74 - 13.95         78,584,930
     Sub-Account                         2011       6,415,135      12.30 - 13.33         83,512,450
                                         2010       5,858,465      13.61 - 14.60         83,688,741
                                         2009       4,875,425      10.96 - 11.63         55,630,594
                                         2008       4,470,347        7.62 - 8.01         35,217,413

  MIST Van Kampen Comstock               2012      26,662,653      10.86 - 16.72        329,458,802
     Sub-Account                         2011      25,137,797       9.39 - 14.24        266,463,408
                                         2010      21,172,822       9.76 - 14.59        230,561,318
                                         2009      16,791,760       8.70 - 12.82        161,042,507
                                         2008       5,638,201        7.03 - 7.31         40,651,730

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   -----------------   -----------------
  MIST RCM Technology                    2012          --         0.89 - 2.35           9.50 - 11.43
     Sub-Account                         2011          --         0.89 - 2.35      (12.00) - (10.59)
                                         2010          --         0.89 - 2.35          24.73 - 27.12
                                         2009          --         0.89 - 2.35          55.30 - 57.75
                                         2008       13.67         0.89 - 2.35      (45.75) - (44.75)

  MIST Schroders Global                  2012        1.49         0.90 - 2.35            5.01 - 6.03
     Multi-Asset Sub-Account
     (Commenced 4/30/2012)

  MIST SSgA Growth and Income            2012        2.40         1.10 - 2.35           4.01 - 11.55
     ETF Sub-Account                     2011        1.70         1.15 - 2.35        (1.29) - (0.09)
     (Commenced 11/10/2008)              2010        1.05         1.15 - 2.20           9.80 - 10.96
                                         2009        0.78         1.15 - 2.20          22.17 - 23.97
                                         2008          --         1.30 - 2.05            1.88 - 1.99

  MIST SSgA Growth ETF                   2012        1.96         1.15 - 2.35           4.38 - 13.71
     Sub-Account                         2011        1.56         1.15 - 2.35        (4.40) - (3.24)
     (Commenced 11/10/2008)              2010        1.35         1.15 - 2.35          11.50 - 12.85
                                         2009        0.93         1.15 - 2.20          26.29 - 28.66
                                         2008          --         1.30 - 2.05            0.88 - 0.99

  MIST T. Rowe Price Large               2012        1.50         0.89 - 2.35           6.92 - 17.22
     Cap Value Sub-Account               2011        0.70         0.89 - 2.35        (6.24) - (4.62)
                                         2010        1.11         0.89 - 2.35          14.30 - 16.29
                                         2009        2.30         0.89 - 2.35          15.64 - 17.62
                                         2008        1.65         0.89 - 2.35      (37.82) - (36.76)

  MIST T. Rowe Price Mid Cap             2012          --         1.30 - 2.35          11.03 - 12.21
     Growth Sub-Account                  2011          --         1.30 - 2.35        (3.93) - (2.92)
                                         2010          --         1.30 - 2.35          24.72 - 26.05
                                         2009          --         1.30 - 2.35          42.11 - 43.59
                                         2008          --         1.30 - 2.35      (41.15) - (40.53)

  MIST Third Avenue Small Cap            2012          --         0.89 - 2.35          15.23 - 17.22
     Value Sub-Account                   2011        1.10         0.89 - 2.35       (11.09) - (9.50)
                                         2010        1.17         0.89 - 2.35          17.11 - 19.08
                                         2009        1.15         0.89 - 2.35          23.51 - 25.70
                                         2008        0.76         0.89 - 2.35      (31.46) - (30.31)

  MIST Turner Mid Cap Growth             2012          --         1.30 - 2.35            3.54 - 4.64
     Sub-Account                         2011          --         1.30 - 2.35        (9.61) - (8.65)
                                         2010          --         1.30 - 2.35          24.21 - 25.51
                                         2009          --         1.30 - 2.35          43.76 - 45.27
                                         2008          --         1.30 - 2.35      (49.50) - (48.97)

  MIST Van Kampen Comstock               2012        1.22         0.90 - 2.35           5.55 - 17.40
     Sub-Account                         2011        1.09         0.95 - 2.35        (3.76) - (2.39)
                                         2010        1.45         0.95 - 2.35          12.19 - 13.80
                                         2009        1.11         0.95 - 2.35          23.63 - 30.57
                                         2008        1.74         1.30 - 2.35      (37.41) - (36.74)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               -------------    ----------------   ----------------
  MSF Baillie Gifford                    2012        219,106        3.96 - 13.35          2,585,607
     International Stock                 2011        282,028        3.36 - 11.37          2,803,543
     Sub-Account                         2010        318,412        4.26 - 14.47          3,979,701
                                         2009        337,655        4.02 - 13.77          3,955,132
                                         2008        380,684        3.34 - 11.48          3,539,311

  MSF Barclays Capital                   2012     10,756,748        1.78 - 18.82        151,553,766
     Aggregate Bond Index                2011      8,083,366        1.73 - 18.28        130,173,979
     Sub-Account                         2010      5,646,137       14.02 - 17.15         86,674,964
                                         2009      2,010,364       13.73 - 16.32         29,893,966
                                         2008        527,803       14.94 - 15.65          7,896,020

  MSF BlackRock Bond Income              2012      1,045,629       46.32 - 73.22         57,888,933
     Sub-Account                         2011        953,075       44.15 - 68.69         49,538,985
                                         2010        952,834       42.45 - 65.04         47,336,145
                                         2009        911,026       40.15 - 60.57         42,636,576
                                         2008        748,389       37.59 - 55.83         32,695,795

  MSF BlackRock Large Cap                2012        230,438       12.89 - 13.54          2,977,532
     Value Sub-Account                   2011        252,494       11.44 - 11.96          2,890,664
                                         2010        253,453       11.33 - 11.79          2,872,585
                                         2009        264,703       10.51 - 10.89          2,783,413
                                         2008        257,240         9.58 - 9.88          2,464,834

  MSF BlackRock Legacy Large             2012        745,728       12.04 - 36.54         11,831,610
     Cap Growth Sub-Account              2011        814,200       10.75 - 32.23         11,348,650
                                         2010        601,185       12.06 - 35.71          9,563,155
                                         2009        612,808       10.28 - 30.07          8,419,085
                                         2008         49,555       20.78 - 22.18          1,031,800

  MSF BlackRock Money Market             2012     53,484,009        9.33 - 25.53        569,109,901
     Sub-Account                         2011     59,067,302        9.55 - 25.84        633,625,012
                                         2010     51,015,018        9.77 - 26.15        553,885,805
                                         2009     54,211,009        9.99 - 26.46        576,532,284
                                         2008     55,686,362       10.19 - 26.67        595,304,545

  MSF Davis Venture Value                2012     41,401,029       12.26 - 39.65        572,327,325
     Sub-Account                         2011     48,368,185       11.12 - 35.45        599,153,697
                                         2010     46,415,423       11.87 - 37.27        606,785,200
                                         2009     41,123,511       10.86 - 33.58        487,864,492
                                         2008     37,459,395        8.43 - 25.67        339,962,645

  MSF FI Value Leaders                   2012        283,001       16.56 - 18.87          5,105,638
     Sub-Account                         2011        289,554       14.65 - 16.57          4,601,785
                                         2010        305,583       15.99 - 17.94          5,267,530
                                         2009        265,682       14.30 - 15.91          4,072,835
                                         2008        251,266       12.02 - 13.27          3,223,563

  MSF Jennison Growth                    2012     35,125,323        2.91 - 14.55        468,764,846
     Sub-Account                         2011     20,877,221        2.55 - 12.29        248,172,110
                                         2010     20,230,170        2.57 - 12.42        243,817,657
                                         2009     17,375,446        2.33 - 11.31        190,651,501
                                         2008     14,090,231         1.69 - 8.21        112,407,198

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   ----------------    -----------------
  MSF Baillie Gifford                    2012        1.14         1.40 - 1.90          17.11 - 17.85
     International Stock                 2011        1.60         1.40 - 1.90      (21.63) - (20.99)
     Sub-Account                         2010        1.41         1.40 - 1.90            4.85 - 5.74
                                         2009        0.42         1.40 - 1.90          19.59 - 20.44
                                         2008        2.93         1.40 - 1.90      (45.29) - (44.91)

  MSF Barclays Capital                   2012        3.45         0.89 - 2.25            1.27 - 2.98
     Aggregate Bond Index                2011        3.22         0.89 - 2.25            4.77 - 6.56
     Sub-Account                         2010        2.64         0.89 - 2.25            3.30 - 5.11
                                         2009        3.64         0.89 - 2.15            2.27 - 4.24
                                         2008        4.75         0.89 - 1.35            4.56 - 5.05

  MSF BlackRock Bond Income              2012        2.54         0.89 - 2.30            3.74 - 6.59
     Sub-Account                         2011        3.84         0.89 - 2.30            4.00 - 5.62
                                         2010        3.77         0.89 - 2.30            5.72 - 7.38
                                         2009        6.49         0.89 - 2.30            6.81 - 8.50
                                         2008        5.04         0.89 - 2.30        (5.77) - (4.29)

  MSF BlackRock Large Cap                2012        1.61         0.89 - 1.35          12.74 - 13.27
     Value Sub-Account                   2011        1.16         0.89 - 1.35            0.97 - 1.44
                                         2010        1.09         0.89 - 1.35            7.75 - 8.26
                                         2009        1.58         0.89 - 1.35           9.73 - 10.22
                                         2008        0.86         0.89 - 1.35      (35.78) - (35.48)

  MSF BlackRock Legacy Large             2012        0.32         0.89 - 2.30         (0.88) - 13.35
     Cap Growth Sub-Account              2011        0.17         0.89 - 2.30       (11.01) - (9.75)
                                         2010        0.22         0.89 - 2.30          17.10 - 18.76
                                         2009        0.15         0.89 - 2.30          28.77 - 35.57
                                         2008        0.43         0.89 - 1.35      (37.36) - (37.07)

  MSF BlackRock Money Market             2012          --         0.95 - 2.35        (2.34) - (0.74)
     Sub-Account                         2011          --         0.95 - 2.35        (2.32) - (0.94)
                                         2010          --         0.95 - 2.35        (2.32) - (0.64)
                                         2009        0.25         1.00 - 2.35        (2.07) - (0.48)
                                         2008        2.42         1.15 - 2.35            0.21 - 1.42

  MSF Davis Venture Value                2012        0.72         0.89 - 2.35           1.16 - 11.86
     Sub-Account                         2011        1.01         0.89 - 2.35       (11.86) - (4.88)
                                         2010        0.87         0.89 - 2.35           9.22 - 11.01
                                         2009        1.37         0.89 - 2.35          28.77 - 30.82
                                         2008        1.19         0.89 - 2.35      (40.87) - (38.31)

  MSF FI Value Leaders                   2012        1.13         1.50 - 2.30          13.00 - 13.92
     Sub-Account                         2011        1.01         1.50 - 2.30        (8.38) - (7.64)
                                         2010        1.44         1.50 - 2.30          11.85 - 12.75
                                         2009        2.66         1.50 - 2.30          18.94 - 19.90
                                         2008        1.80         1.50 - 2.30      (40.40) - (39.92)

  MSF Jennison Growth                    2012        0.01         0.95 - 2.35         (4.12) - 14.17
     Sub-Account                         2011        0.06         1.30 - 2.35        (2.11) - (0.86)
                                         2010        0.38         1.30 - 2.35           8.74 - 10.07
                                         2009          --         1.30 - 2.35          36.32 - 38.02
                                         2008        2.13         1.30 - 2.35      (38.03) - (37.13)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               --------------   ----------------   ----------------
  MSF Loomis Sayles Small Cap            2012         330,015      33.68 - 41.36         12,332,225
     Core Sub-Account                    2011         310,374      30.16 - 36.63         10,317,247
     (Commenced 7/14/2008)               2010         214,307      30.76 - 36.95          7,224,075
                                         2009          73,444      25.33 - 29.40          1,990,671
                                         2008             926      21.12 - 22.90             20,162

  MSF Loomis Sayles Small Cap            2012           3,306      11.73 - 12.58             40,927
     Growth Sub-Account
     (Commenced 4/30/2012)

  MSF Met/Artisan Mid Cap                2012      13,419,571      14.54 - 40.57        217,257,576
     Value Sub-Account                   2011      14,599,235      13.33 - 36.59        215,514,020
                                         2010      15,163,945      12.80 - 34.58        213,857,206
                                         2009      15,659,935      11.41 - 30.33        195,923,686
                                         2008      16,302,851       8.27 - 21.61        146,716,944

  MSF Met/Dimensional                    2012       3,203,412      15.91 - 16.90         52,618,293
     International Small Company         2011       3,336,605      13.82 - 14.29         47,225,164
     Sub-Account                         2010       2,082,274      16.89 - 17.28         35,750,236
     (Commenced 11/10/2008)              2009       1,225,665      14.11 - 14.28         17,436,960
                                         2008          12,651      10.12 - 10.14            128,139

  MSF MetLife Conservative               2012         735,694      12.67 - 13.27          9,655,026
     Allocation Sub-Account              2011         850,770      11.86 - 12.35         10,395,348
                                         2010         830,223      11.74 - 12.15          9,998,191
                                         2009         967,744      10.85 - 11.21         10,771,428
                                         2008         602,771        9.24 - 9.44          5,653,460

  MSF MetLife Conservative to            2012         588,986      12.52 - 13.07          7,576,787
     Moderate Allocation                 2011         608,383      11.48 - 11.91          7,143,945
     Sub-Account                         2010         782,775      11.60 - 11.97          9,257,856
                                         2009         836,071      10.62 - 10.90          9,016,185
                                         2008         664,967        8.77 - 8.95          5,902,351

  MSF MetLife Mid Cap Stock              2012       4,914,049       2.01 - 21.37         88,989,701
     Index Sub-Account                   2011       4,708,991       1.73 - 18.33         77,805,929
                                         2010       3,443,301      15.77 - 18.85         59,472,935
                                         2009       1,692,693      12.86 - 15.06         23,983,061
                                         2008         999,722      10.67 - 11.09         10,679,425

  MSF MetLife Moderate                   2012       3,326,548      12.05 - 12.71         41,689,448
     Allocation Sub-Account              2011       3,930,913      10.88 - 11.40         44,282,730
                                         2010       4,192,524      11.28 - 11.74         48,715,861
                                         2009       4,293,013      10.20 - 10.54         44,856,785
                                         2008       4,259,716        8.24 - 8.46         35,786,827

  MSF MetLife Moderate to                2012       4,335,356      11.55 - 12.09         51,720,857
     Aggressive Allocation               2011       4,632,179      10.23 - 10.65         48,721,974
     Sub-Account                         2010       5,194,016      10.86 - 11.24         57,766,976
                                         2009       5,328,120        9.67 - 9.95         52,562,753
                                         2008       5,745,796        7.65 - 7.83         44,674,622

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   -----------------   -----------------
  MSF Loomis Sayles Small Cap            2012          --         1.20 - 2.30          11.66 - 12.90
     Core Sub-Account                    2011          --         1.20 - 2.30        (1.94) - (0.86)
     (Commenced 7/14/2008)               2010          --         1.20 - 2.30          24.32 - 25.69
                                         2009          --         1.20 - 2.15          27.16 - 28.38
                                         2008          --         1.20 - 1.75      (25.82) - (25.62)

  MSF Loomis Sayles Small Cap            2012          --         0.90 - 1.50        (1.28) - (0.88)
     Growth Sub-Account
     (Commenced 4/30/2012)

  MSF Met/Artisan Mid Cap                2012        0.80         0.89 - 2.35           8.98 - 10.87
     Value Sub-Account                   2011        0.79         0.89 - 2.35            4.02 - 5.81
                                         2010        0.59         0.89 - 2.35          12.09 - 14.02
                                         2009        0.84         0.89 - 2.35          37.92 - 40.31
                                         2008        0.06         0.89 - 2.35      (47.39) - (46.49)

  MSF Met/Dimensional                    2012        2.19         0.90 - 2.35           3.91 - 16.37
     International Small Company         2011        1.94         1.30 - 2.35      (18.19) - (17.33)
     Sub-Account                         2010        1.30         1.30 - 2.35          19.74 - 21.01
     (Commenced 11/10/2008)              2009          --         1.30 - 2.35          39.40 - 40.87
                                         2008          --         1.30 - 2.05            0.61 - 0.71

  MSF MetLife Conservative               2012        3.27         1.55 - 2.15            6.85 - 7.49
     Allocation Sub-Account              2011        2.37         1.55 - 2.15            1.06 - 1.66
                                         2010        4.06         1.55 - 2.15            7.71 - 8.36
                                         2009        3.20         1.55 - 2.25          17.85 - 18.68
                                         2008        0.85         1.55 - 2.15      (16.21) - (15.71)

  MSF MetLife Conservative to            2012        2.95         1.55 - 2.10            9.13 - 9.74
     Moderate Allocation                 2011        2.14         1.55 - 2.10        (1.04) - (0.50)
     Sub-Account                         2010        3.38         1.55 - 2.10            9.21 - 9.81
                                         2009        3.07         1.55 - 2.10          21.11 - 21.78
                                         2008        1.05         1.55 - 2.10      (23.23) - (22.81)

  MSF MetLife Mid Cap Stock              2012        0.82         0.89 - 2.35          14.53 - 16.55
     Index Sub-Account                   2011        0.70         0.89 - 2.35        (4.50) - (2.76)
                                         2010        0.76         0.89 - 2.20          23.19 - 25.17
                                         2009        1.55         0.89 - 2.15          28.41 - 35.78
                                         2008        1.39         0.89 - 1.35      (37.03) - (36.74)

  MSF MetLife Moderate                   2012        2.39         1.55 - 2.25          10.71 - 11.49
     Allocation Sub-Account              2011        1.52         1.55 - 2.25        (3.55) - (2.89)
                                         2010        2.53         1.55 - 2.25          10.65 - 11.44
                                         2009        2.96         1.55 - 2.25          23.72 - 24.58
                                         2008        0.77         1.55 - 2.25      (30.23) - (29.73)

  MSF MetLife Moderate to                2012        1.91         1.55 - 2.15          12.92 - 13.60
     Aggressive Allocation               2011        1.43         1.55 - 2.15        (5.81) - (5.25)
     Sub-Account                         2010        2.14         1.55 - 2.15          12.25 - 12.94
                                         2009        2.53         1.55 - 2.15          26.35 - 27.11
                                         2008        0.61         1.55 - 2.25      (36.57) - (36.12)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               -------------    ----------------   ----------------
  MSF MetLife Stock Index                2012     29,109,224        4.82 - 52.98        446,759,028
     Sub-Account                         2011     25,347,914        4.22 - 46.18        355,993,780
                                         2010     23,801,960       11.03 - 45.76        343,187,076
                                         2009     21,150,594        9.85 - 40.20        281,243,641
                                         2008     15,678,062        8.00 - 32.13        164,166,647

  MSF MFS Total Return                   2012        730,405       41.41 - 60.26         35,344,618
     Sub-Account                         2011        826,212       38.00 - 54.49         36,390,818
                                         2010        929,202       37.99 - 53.68         40,676,709
                                         2009      1,006,138       35.33 - 49.20         40,772,224
                                         2008        977,440       30.49 - 41.85         34,110,264

  MSF MFS Value Sub-Account              2012      3,025,966       14.12 - 17.78         48,275,261
                                         2011      3,145,406       12.27 - 14.81         43,754,913
                                         2010      3,234,649       12.33 - 14.90         45,430,281
                                         2009      2,664,361       11.22 - 13.56         33,984,060
                                         2008      2,080,451        9.41 - 11.38         22,207,620

  MSF MSCI EAFE Index                    2012      7,172,234        1.34 - 14.41         81,404,548
     Sub-Account                         2011      6,390,970        1.15 - 12.29         69,159,210
                                         2010      4,636,491       11.54 - 14.17         58,834,689
                                         2009      2,230,107       10.94 - 13.21         27,098,496
                                         2008      1,129,559        9.89 - 10.36         11,178,515

  MSF Neuberger Berman                   2012        626,194       16.44 - 20.18         11,798,908
     Genesis Sub-Account                 2011        647,811       15.96 - 18.50         11,266,993
                                         2010        578,563       16.81 - 17.64          9,730,049
                                         2009        605,787       14.02 - 14.64          8,493,213
                                         2008        587,465       12.56 - 13.06          7,377,709

  MSF Oppenheimer Global                 2012        500,711       18.48 - 21.83          9,983,469
     Equity Sub-Account                  2011        559,531       15.55 - 17.64          9,330,001
                                         2010        608,969       17.31 - 19.88         11,272,119
                                         2009        672,213       15.23 - 17.32         10,903,654
                                         2008        671,786       11.17 - 12.50          7,900,093

  MSF Russell 2000 Index                 2012      5,078,788        2.01 - 21.83         91,750,975
     Sub-Account                         2011      3,926,223        1.75 - 18.93         64,081,468
                                         2010      2,703,578        7.11 - 19.92         46,792,763
                                         2009      1,108,328        5.68 - 15.83         15,337,009
                                         2008        478,053        4.57 - 12.68          5,298,056

  MSF T. Rowe Price Large Cap            2012         39,346       35.99 - 39.07          1,501,612
     Growth Sub-Account                  2011         44,809       30.91 - 33.42          1,465,621
     (Commenced 4/28/2008)               2010         40,496       31.93 - 34.38          1,365,647
                                         2009         39,614       27.87 - 29.90          1,161,818
                                         2008         27,135       19.86 - 21.22            565,146

  MSF T. Rowe Price Small Cap            2012        380,162       18.41 - 24.95          7,808,995
     Growth Sub-Account                  2011        417,381       16.23 - 21.67          7,500,142
                                         2010        465,332       16.01 - 21.48          8,285,648
                                         2009        481,022       12.16 - 16.06          6,406,764
                                         2008        332,266        8.98 - 11.66          3,243,702

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   -----------------   -----------------
  MSF MetLife Stock Index                2012        1.55         0.89 - 2.90          12.30 - 14.73
     Sub-Account                         2011        1.55         0.89 - 2.90          (1.15) - 0.94
                                         2010        1.63         0.89 - 2.90          11.41 - 13.81
                                         2009        2.10         0.89 - 2.90          23.01 - 26.75
                                         2008        1.80         0.89 - 2.35      (38.72) - (37.66)

  MSF MFS Total Return                   2012        2.78         0.89 - 2.15           2.75 - 10.59
     Sub-Account                         2011        2.68         0.89 - 2.15            0.04 - 1.51
                                         2010        2.91         0.89 - 2.15            7.53 - 9.10
                                         2009        4.14         0.89 - 2.15          15.84 - 17.55
                                         2008        3.52         0.89 - 2.30      (24.08) - (15.13)

  MSF MFS Value Sub-Account              2012        1.94         0.89 - 2.30           3.00 - 15.61
                                         2011        1.57         0.89 - 2.30        (1.43) - (0.04)
                                         2010        1.32         0.89 - 2.30           8.89 - 10.44
                                         2009          --         0.89 - 2.30          18.08 - 19.75
                                         2008        1.81         0.89 - 2.30      (30.55) - (21.82)

  MSF MSCI EAFE Index                    2012        2.89         0.89 - 2.15          15.42 - 17.27
     Sub-Account                         2011        2.23         0.89 - 2.15      (14.50) - (13.28)
                                         2010        2.24         0.89 - 2.15            5.47 - 7.24
                                         2009        3.30         0.89 - 2.15          26.95 - 35.25
                                         2008        2.94         0.89 - 1.35      (42.86) - (42.60)

  MSF Neuberger Berman                   2012        0.34         0.89 - 2.30            7.25 - 9.05
     Genesis Sub-Account                 2011        0.73         0.89 - 1.95          (7.38) - 4.87
                                         2010        0.51         0.89 - 1.35          19.95 - 20.50
                                         2009        1.10         0.89 - 1.35          11.63 - 12.15
                                         2008        0.53         0.89 - 1.35      (39.23) - (38.95)

  MSF Oppenheimer Global                 2012        1.40         0.90 - 1.95           8.80 - 19.84
     Equity Sub-Account                  2011        1.79         0.95 - 1.95       (10.17) - (9.41)
                                         2010        1.34         0.95 - 1.95          13.69 - 14.83
                                         2009        2.29         0.95 - 1.95          37.10 - 38.48
                                         2008        1.77         0.95 - 1.90      (41.68) - (41.12)

  MSF Russell 2000 Index                 2012        0.88         0.89 - 2.35          13.24 - 15.31
     Sub-Account                         2011        0.84         0.89 - 2.35        (6.46) - (4.95)
                                         2010        0.77         0.89 - 2.35          23.61 - 25.79
                                         2009        1.65         0.89 - 2.20          24.25 - 26.62
                                         2008        1.35         0.89 - 1.40      (34.43) - (34.05)

  MSF T. Rowe Price Large Cap            2012          --         1.50 - 1.90          16.43 - 16.90
     Growth Sub-Account                  2011          --         1.50 - 1.90        (3.19) - (2.80)
     (Commenced 4/28/2008)               2010        0.07         1.50 - 1.90          14.55 - 15.01
                                         2009        0.32         1.50 - 1.90          40.35 - 40.91
                                         2008          --         1.50 - 1.90      (44.05) - (43.82)

  MSF T. Rowe Price Small Cap            2012          --         0.89 - 2.15          13.43 - 15.14
     Growth Sub-Account                  2011          --         0.89 - 2.15          (0.70) - 0.87
                                         2010          --         0.89 - 2.30          31.60 - 33.71
                                         2009        0.12         0.89 - 2.30          35.49 - 37.73
                                         2008          --         0.89 - 2.30      (37.08) - (34.32)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                                AS OF DECEMBER 31
                                               ---------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               -------------   -----------------   ---------------
  MSF Van Eck Global Natural             2012      7,200,491       15.15 - 15.70       111,896,983
     Resources Sub-Account               2011      6,910,683       15.07 - 15.51       106,332,935
     (Commenced 5/4/2009)                2010      3,967,225       18.49 - 18.86        74,371,723
                                         2009      1,195,095       14.65 - 14.80        17,635,926

  MSF Western Asset                      2012     17,244,875       15.42 - 19.89       313,310,285
     Management U.S. Government          2011     16,038,241       15.32 - 19.49       285,529,978
     Sub-Account                         2010     12,558,586       14.90 - 18.69       214,907,918
                                         2009      8,573,371       14.46 - 17.89       140,925,866
                                         2008      5,356,593       14.23 - 17.35        85,351,962

  Neuberger Berman Genesis               2012            474               17.11             8,101
     Sub-Account                         2011            474               15.72             7,443
                                         2010            571               15.16             8,663
                                         2009            697               12.60             8,785
                                         2008            809               10.07             8,146

  Oppenheimer VA Core Bond               2012          1,541                5.88             9,058
     Sub-Account                         2011          1,878                5.41            10,150
                                         2010          1,952                5.06             9,885
                                         2009         12,533                4.61            57,756
                                         2008         22,518                4.26            96,005

  Oppenheimer VA Global                  2012            443               10.30             4,562
     Strategic Income Sub-Account        2011            443                9.20             4,075
                                         2010            443                9.25             4,097
                                         2009          1,786                8.16            14,575
                                         2008          1,903                6.97            13,254

  Oppenheimer VA Main Street             2012      5,041,901       11.62 - 19.97        96,092,155
     Small- & Mid-Cap                    2011      4,964,464        9.98 - 17.13        81,494,321
     Sub-Account                         2010      4,127,208       10.35 - 17.72        70,331,777
                                         2009      3,126,840        8.51 - 14.54        43,881,910
                                         2008      1,863,546        6.29 - 10.72        19,372,328

  Oppenheimer VA Main Street             2012         14,959                5.59            83,663
     Sub-Account                         2011         22,109                4.85           107,300
                                         2010         24,227                4.92           119,249
                                         2009         28,105                4.30           120,826
                                         2008         31,897                3.40           108,399

  Oppenheimer VA Money                   2012         20,150                5.61           112,965
     Sub-Account                         2011         20,177                5.69           114,709
                                         2010         20,177                5.76           116,310
                                         2009         20,177                5.84           117,917
                                         2008         25,333                5.91           149,653

  Pioneer VCT Emerging                   2012         49,333       15.34 - 16.87           791,020
     Markets Sub-Account                 2011         48,427       14.01 - 15.29           705,700
     (Commenced 7/14/2008)               2010         62,764       18.70 - 20.26         1,212,537
                                         2009         60,035       16.18 - 17.74         1,020,914
                                         2008          4,387        9.83 - 10.32            43,804

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   ----------------   ------------------
  MSF Van Eck Global Natural             2012         --          1.30 - 2.15            0.38 - 1.25
     Resources Sub-Account               2011       1.10          1.30 - 2.20      (18.49) - (17.75)
     (Commenced 5/4/2009)                2010       0.25          1.30 - 2.20          26.22 - 27.36
                                         2009         --          1.30 - 2.20          35.00 - 35.82

  MSF Western Asset                      2012       1.85          0.95 - 2.35            0.64 - 2.07
     Management U.S. Government          2011       1.20          0.95 - 2.35            2.83 - 4.28
     Sub-Account                         2010       2.24          0.95 - 2.35            3.04 - 4.50
                                         2009       4.06          0.95 - 2.35            1.67 - 3.10
                                         2008       3.54          0.95 - 2.35        (2.85) - (1.48)

  Neuberger Berman Genesis               2012       0.21                 0.89                   8.84
     Sub-Account                         2011       0.84                 0.89                   3.67
                                         2010         --                 0.89                  20.30
                                         2009         --                 0.89                  25.13
                                         2008       3.68                 0.89                (33.45)

  Oppenheimer VA Core Bond               2012       4.67                 1.40                   8.75
     Sub-Account                         2011       5.76                 1.40                   6.77
                                         2010       4.81                 1.40                   9.87
                                         2009         --                 1.40                   8.09
                                         2008       4.53                 1.40                (39.90)

  Oppenheimer VA Global                  2012       5.95                 1.40                  11.95
     Strategic Income Sub-Account        2011       3.19                 1.40                 (0.55)
                                         2010      16.19                 1.40                  13.38
                                         2009       0.53                 1.40                  17.17
                                         2008       5.21                 1.40                (15.40)

  Oppenheimer VA Main Street             2012       0.33          0.95 - 1.75          15.62 - 16.55
     Small- & Mid-Cap                    2011       0.36          0.95 - 1.75        (4.07) - (3.30)
     Sub-Account                         2010       0.37          0.95 - 1.75          20.92 - 21.90
                                         2009       0.52          0.95 - 1.75          34.52 - 35.58
                                         2008       0.18          0.95 - 1.75      (39.08) - (38.59)

  Oppenheimer VA Main Street             2012       0.86                 1.40                  15.24
     Sub-Account                         2011       1.27                 1.40                 (1.40)
                                         2010       1.11                 1.40                  14.49
                                         2009       1.94                 1.40                  26.52
                                         2008       1.52                 1.40                (39.33)

  Oppenheimer VA Money                   2012       0.01                 1.40                 (1.39)
     Sub-Account                         2011       0.01                 1.40                 (1.37)
                                         2010       0.03                 1.40                 (1.37)
                                         2009       0.35                 1.40                 (1.07)
                                         2008       2.83                 1.40                   1.34

  Pioneer VCT Emerging                   2012       0.21          1.20 - 1.95           9.49 - 10.32
     Markets Sub-Account                 2011         --          1.20 - 1.95      (25.09) - (24.53)
     (Commenced 7/14/2008)               2010       0.32          1.20 - 1.95          13.38 - 14.23
                                         2009       0.63          1.20 - 2.15          70.32 - 71.96
                                         2008         --          1.20 - 1.75      (50.82) - (50.69)

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONTINUED)



8. FINANCIAL HIGHLIGHTS -- (CONTINUED)


                                                          AS OF DECEMBER 31
                                           ------------------------------------------------
                                                              UNIT VALUE
                                                               LOWEST TO           NET
                                                UNITS         HIGHEST ($)      ASSETS ($)
                                            ------------   ---------------   --------------
  Pioneer VCT Equity Income           2012        24,722     21.52 - 23.79          548,970
     Sub-Account                      2011        17,862     19.96 - 21.90          371,272
     (Commenced 7/14/2008)            2010        18,868     19.24 - 20.95          375,754
                                      2009        20,833     16.12 - 17.79          354,460
                                      2008         2,134     15.01 - 15.22           32,445

  Pioneer VCT Fundamental             2012       229,721       9.05 - 9.48        2,136,823
     Value Sub-Account                2011       238,409       8.34 - 8.68        2,036,161
     (Commenced 7/14/2008)            2010       243,744       8.83 - 9.11        2,192,843
                                      2009       223,412       8.19 - 8.44        1,867,892
                                      2008        21,316       7.29 - 7.38          156,566

  Pioneer VCT Ibbotson Growth         2012     1,199,751     15.56 - 16.51       19,107,227
     Allocation Sub-Account           2011     1,225,572     14.18 - 14.93       17,736,364
     (Commenced 7/14/2008)            2010     1,275,136     14.95 - 15.62       19,386,421
                                      2009     1,257,274     13.28 - 13.78       16,934,322
                                      2008       346,884     10.21 - 10.51        3,587,235

  Pioneer VCT Ibbotson                2012     1,789,015     15.09 - 16.33       28,441,628
     Moderate Allocation              2011     1,795,010     13.82 - 14.81       25,968,930
     Sub-Account                      2010     1,833,743     14.43 - 15.31       27,517,066
     (Commenced 7/14/2008)            2009     1,818,031     12.95 - 13.60       24,317,338
                                      2008       109,195     10.23 - 10.47        1,127,161

  Pioneer VCT Mid Cap Value           2012     1,769,793     28.91 - 34.56       56,444,927
     Sub-Account                      2011     1,688,831     26.60 - 31.48       49,145,077
                                      2010     1,493,349     28.81 - 33.76       46,621,818
                                      2009     1,309,529     24.92 - 28.91       35,037,503
                                      2008     1,105,223     20.42 - 23.30       23,891,796

  Pioneer VCT Real Estate             2012        10,700     21.29 - 23.38          237,514
     Shares Sub-Account               2011        12,968     18.70 - 20.38          251,847
     (Commenced 7/14/2008)            2010        12,983     17.38 - 18.80          234,208
                                      2009        16,034     13.78 - 14.80          228,918
                                      2008         3,001     10.87 - 11.38           33,133

  T. Rowe Price Growth Stock          2012        66,302             96.60        6,404,585
     Sub-Account                      2011        73,401             81.96        6,015,937
                                      2010        85,875             83.50        7,170,858
                                      2009        97,059             72.05        6,993,261
                                      2008       104,973             50.75        5,327,165

  T. Rowe Price International         2012        45,736             13.99          639,881
     Stock Sub-Account                2011        59,337             11.89          705,529
                                      2010        68,117             13.68          932,126
                                      2009        72,797             12.06          877,970
                                      2008        76,425              7.99          610,995

  T. Rowe Price Prime Reserve         2012        40,746             17.75          723,146
     Sub-Account                      2011        54,384             17.91          973,756
                                      2010        70,013             18.06        1,264,618
                                      2009        76,856             18.22        1,400,475
                                      2008       120,897             18.35        2,218,473

                                                    FOR THE YEAR ENDED DECEMBER 31
                                           ------------------------------------------------
                                           INVESTMENT(1)  EXPENSE RATIO(2)  TOTAL RETURN(3)
                                              INCOME          LOWEST TO        LOWEST TO
                                             RATIO (%)       HIGHEST (%)      HIGHEST (%)
                                           -------------  ---------------- ----------------
  Pioneer VCT Equity Income           2012      3.87        1.20 - 1.95         7.83 - 8.65
     Sub-Account                      2011      2.00        1.20 - 1.95         3.73 - 4.51
     (Commenced 7/14/2008)            2010      2.07        1.20 - 1.95       16.93 - 17.81
                                      2009      3.38        1.20 - 2.15       11.47 - 12.53
                                      2008      0.69        1.60 - 1.75   (22.10) - (22.05)

  Pioneer VCT Fundamental             2012      0.98        1.20 - 1.95         8.45 - 9.27
     Value Sub-Account                2011      0.72        1.20 - 1.95     (5.53) - (4.82)
     (Commenced 7/14/2008)            2010      0.58        1.20 - 1.95         7.15 - 7.96
                                      2009      0.70        1.20 - 2.15       13.26 - 14.34
                                      2008        --        1.20 - 1.75   (21.91) - (21.71)

  Pioneer VCT Ibbotson Growth         2012      1.76        1.20 - 1.95        9.72 - 10.55
     Allocation Sub-Account           2011      1.94        1.20 - 1.95     (5.14) - (4.42)
     (Commenced 7/14/2008)            2010      1.88        1.20 - 1.95       12.55 - 13.39
                                      2009      2.87        1.20 - 1.95       30.11 - 31.09
                                      2008        --        1.20 - 1.95   (27.48) - (27.22)

  Pioneer VCT Ibbotson                2012      2.47        1.20 - 2.20        9.14 - 10.25
     Moderate Allocation              2011      2.49        1.20 - 2.20     (4.21) - (3.25)
     Sub-Account                      2010      2.53        1.20 - 2.20       11.44 - 12.56
     (Commenced 7/14/2008)            2009      3.10        1.20 - 2.20       28.59 - 29.89
                                      2008        --        1.20 - 1.80   (24.71) - (24.50)

  Pioneer VCT Mid Cap Value           2012      0.84        0.95 - 1.95         8.67 - 9.77
     Sub-Account                      2011      0.64        0.95 - 1.95     (7.66) - (6.73)
                                      2010      0.87        0.95 - 1.95       15.62 - 16.78
                                      2009      1.29        0.95 - 1.95       22.85 - 24.08
                                      2008      0.87        0.95 - 1.90   (35.01) - (34.39)

  Pioneer VCT Real Estate             2012      2.11        1.20 - 1.95       13.84 - 14.70
     Shares Sub-Account               2011      2.24        1.20 - 1.95         7.64 - 8.45
     (Commenced 7/14/2008)            2010      2.42        1.20 - 1.95       26.06 - 27.01
                                      2009      4.81        1.20 - 1.95       29.02 - 29.98
                                      2008      1.71        1.20 - 1.75   (32.64) - (32.47)

  T. Rowe Price Growth Stock          2012      0.18               0.89               17.86
     Sub-Account                      2011      0.02               0.89              (1.85)
                                      2010      0.06               0.89               15.89
                                      2009      0.21               0.89               41.98
                                      2008      0.40               0.89             (42.77)

  T. Rowe Price International         2012      1.21               0.89               17.66
     Stock Sub-Account                2011      1.20               0.89             (13.11)
                                      2010      1.13               0.89               13.46
                                      2009      2.49               0.89               50.86
                                      2008      1.51               0.89             (48.48)

  T. Rowe Price Prime Reserve         2012      0.01               0.89              (0.88)
     Sub-Account                      2011      0.01               0.89              (0.87)
                                      2010      0.01               0.89              (0.87)
                                      2009      0.22               0.89              (0.70)
                                      2008      2.47               0.89                1.64

                  METLIFE INVESTORS USA SEPARATE ACCOUNT A
                 OF METLIFE INVESTORS USA INSURANCE COMPANY
              NOTES TO THE FINANCIAL STATEMENTS -- (CONCLUDED)



8. FINANCIAL HIGHLIGHTS -- (CONCLUDED)


                                                                AS OF DECEMBER 31
                                               ----------------------------------------------------
                                                                   UNIT VALUE
                                                                    LOWEST TO             NET
                                                    UNITS          HIGHEST ($)        ASSETS ($)
                                               -------------   -----------------   ----------------
  UIF U.S. Real Estate                   2012      2,343,331       27.76 - 59.62         90,757,950
     Sub-Account                         2011      2,367,197       24.43 - 51.96         76,564,905
                                         2010      2,327,750       23.50 - 49.52         68,963,648
                                         2009      2,542,094       18.43 - 38.47         56,466,102
                                         2008      2,248,952       14.64 - 30.26         38,153,749

                                                         FOR THE YEAR ENDED DECEMBER 31
                                               -----------------------------------------------------
                                               INVESTMENT(1)   EXPENSE RATIO(2)     TOTAL RETURN(3)
                                                  INCOME           LOWEST TO           LOWEST TO
                                                 RATIO (%)        HIGHEST (%)         HIGHEST (%)
                                               -------------   ----------------   ------------------
  UIF U.S. Real Estate                   2012       0.85          0.95 - 1.90          13.65 - 14.74
     Sub-Account                         2011       0.85          0.95 - 1.90            3.93 - 4.92
                                         2010       2.15          0.95 - 1.90          27.52 - 28.73
                                         2009       3.31          0.95 - 1.90          25.93 - 27.14
                                         2008       3.39          0.95 - 1.90      (39.07) - (38.49)

 1 These amounts represent the dividends, excluding distributions of capital gains, received by the Sub-Account from the underlying portfolio, series, or fund, net of management fees assessed by the fund manager, divided by the average net assets, regardless of share class, if any. These ratios exclude those expenses, such as mortality and expense risk charges, that are assessed against contract owner accounts either through reductions in the unit values or the redemption of units. The investment income ratio is calculated as a weighted average ratio since the Sub-Account may invest in two or more share classes, if any, within the underlying fund or portfolio of the Trusts which may have unique investment income ratios. The recognition of investment income by the Sub-Account is affected by the timing of the declaration of dividends by the underlying portfolio, series, or fund in which the Sub-Account invests.

 2 These amounts represent annualized contract expenses of each of the applicable Sub-Accounts, consisting primarily of mortality and expense risk charges, for each period indicated. The ratios include only those expenses that result in a direct reduction to unit values. Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying portfolio, series, or fund have been excluded.

 3 These amounts represent the total return for the period indicated, including changes in the value of the underlying portfolio, series, or fund, and expenses assessed through the reduction of unit values. These ratios do not include any expenses assessed through the redemption of units. The total return is calculated for each period indicated or from the effective date through the end of the reporting period. The total return is presented as a range of minimum to maximum returns, based on minimum and maximum returns within each product grouping of the applicable Sub-Account.

This page is intentionally left blank.

MetLife Investors USA Insurance Company

Consolidated Financial Statements
As of December 31, 2012 and 2011 and for the Years Ended December 31, 2012, 2011 and 2010 and Independent Auditors' Report

                         INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of MetLife Investors USA Insurance Company:

We have audited the accompanying consolidated financial statements of MetLife Investors USA Insurance Company and its subsidiary (an indirect wholly-owned subsidiary of MetLife, Inc.) (the "Company"), which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 2012, and the related notes to the consolidated financial statements.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MetLife Investors USA Insurance Company and its subsidiary as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Emphasis-of-Matter

As discussed in Note 1, the Company changed its method of accounting for deferred policy acquisition costs as required by accounting guidance adopted on January 1, 2012. Our opinion is not modified with respect to this matter.

/s/ DELOITTE & TOUCHE LLP

Certified Public Accountants
Tampa, Florida
April 8, 2013

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                          Consolidated Balance Sheets
                          December 31, 2012 and 2011

                (In millions, except share and per share data)

                                                                                                        2012      2011
                                                                                                     ---------- ---------
Assets
Investments:
 Fixed maturity securities available-for-sale, at estimated fair value (amortized cost: $9,987 and
   $9,405, respectively)............................................................................ $   11,387 $  10,457
 Equity securities available-for-sale, at estimated fair value (cost: $33 and $2, respectively).....         34         2
 Mortgage loans (net of valuation allowances of $8 and $11, respectively)...........................      1,678     1,508
 Policy loans.......................................................................................        130       102
 Real estate and real estate joint ventures.........................................................        175        30
 Other limited partnership interests................................................................        650       535
 Short-term investments, at estimated fair value....................................................        722       779
 Other invested assets, principally at estimated fair value.........................................        560       606
                                                                                                     ---------- ---------
   Total investments................................................................................     15,336    14,019
 Cash and cash equivalents..........................................................................        122       108
 Accrued investment income..........................................................................        135       120
 Premiums, reinsurance and other receivables........................................................     14,746    12,679
 Deferred policy acquisition costs..................................................................      2,945     2,908
 Current income tax recoverable.....................................................................        137        83
 Other assets.......................................................................................        721       739
 Separate account assets............................................................................     70,876    56,820
                                                                                                     ---------- ---------
   Total assets..................................................................................... $  105,018 $  87,476
                                                                                                     ========== =========
Liabilities and Stockholder's Equity
Liabilities
Future policy benefits.............................................................................. $    4,404 $   3,085
Policyholder account balances.......................................................................     12,937    13,773
Other policy-related balances.......................................................................      2,607     2,449
Payables for collateral under securities loaned and other transactions..............................      1,823     1,672
Long-term debt......................................................................................         41        42
Deferred income tax liability.......................................................................      1,484       918
Other liabilities...................................................................................      5,389     4,314
Separate account liabilities........................................................................     70,876    56,820
                                                                                                     ---------- ---------
   Total liabilities................................................................................     99,561    83,073
                                                                                                     ---------- ---------
Contingencies, Commitments and Guarantees (Note 12)
Stockholder's Equity
Preferred stock, par value $1.00 per share; 200,000 shares authorized, issued and outstanding.......         --        --
Common stock, par value $200.00 per share; 15,000 shares authorized; 11,000 shares issued and
 outstanding........................................................................................          2         2
Additional paid-in capital..........................................................................      2,520     2,520
Retained earnings...................................................................................      2,018     1,189
Accumulated other comprehensive income (loss).......................................................        917       692
                                                                                                     ---------- ---------
   Total stockholder's equity.......................................................................      5,457     4,403
                                                                                                     ---------- ---------
   Total liabilities and stockholder's equity....................................................... $  105,018 $  87,476
                                                                                                     ========== =========

       See accompanying notes to the consolidated financial statements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                     Consolidated Statements of Operations
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)

                                                     2012      2011      2010
                                                   --------  --------  --------
Revenues
Premiums.......................................... $    428  $    647  $    357
Universal life and investment-type product policy
  fees............................................    1,585     1,288       991
Net investment income.............................      661       586       520
Other revenues....................................      327       314       302
Net investment gains (losses):
  Other-than-temporary impairments on fixed
   maturity securities............................       (4)       --        (9)
  Other-than-temporary impairments on fixed
   maturity securities transferred to other
   comprehensive income (loss)....................        2        (2)        5
  Other net investment gains (losses).............       27        (5)       19
                                                   --------  --------  --------
   Total net investment gains (losses)............       25        (7)       15
  Net derivative gains (losses)...................    1,194       701       115
                                                   --------  --------  --------
   Total revenues.................................    4,220     3,529     2,300
                                                   --------  --------  --------
Expenses
Policyholder benefits and claims..................      808       779       486
Interest credited to policyholder account balances      421       424       413
Other expenses....................................    1,803     1,595     1,079
                                                   --------  --------  --------
   Total expenses.................................    3,032     2,798     1,978
                                                   --------  --------  --------
Income (loss) before provision for income tax.....    1,188       731       322
Provision for income tax expense (benefit)........      359       198        66
                                                   --------  --------  --------
Net income (loss)................................. $    829  $    533  $    256
                                                   ========  ========  ========

       See accompanying notes to the consolidated financial statements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                Consolidated Statements of Comprehensive Income
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)

                                                               2012      2011     2010
                                                             --------- --------- -------

Net income (loss)...........................................  $    829  $    533  $  256
Other comprehensive income (loss):
  Unrealized investment gains (losses), net of related
    offsets.................................................       331       697     296
  Unrealized gains (losses) on derivatives..................        16       199    (72)
  Foreign currency translation adjustments..................       (1)       (1)      --
                                                             --------- --------- -------
  Other comprehensive income (loss), before income tax......       346       895     224
  Income tax (expense) benefit related to items of other
    comprehensive income (loss).............................     (121)     (313)    (79)
                                                             --------- --------- -------
  Other comprehensive income (loss), net of income tax......       225       582     145
                                                             --------- --------- -------
Comprehensive income (loss).................................  $  1,054  $  1,115  $  401
                                                             ========= ========= =======

       See accompanying notes to the consolidated financial statements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                Consolidated Statements of Stockholder's Equity
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)




                                                                              Additional
                                                             Preferred Common  Paid-in   Retained
                                                               Stock   Stock   Capital   Earnings
                                                             --------- ------ ---------- --------
Balance at December 31, 2009................................  $    --  $    2  $  2,520  $   771
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................                         --     (371)
                                                              -------  ------  --------  -------
Balance at January 1, 2010..................................       --       2     2,520      400
Net income (loss)...........................................                                 256
Other comprehensive income (loss), net of income tax........
                                                              -------  ------  --------  -------
Balance at December 31, 2010................................       --       2     2,520      656
Net income (loss)...........................................                                 533
Other comprehensive income (loss), net of income tax........
                                                              -------  ------  --------  -------
Balance at December 31, 2011................................       --       2     2,520    1,189
Net income (loss)...........................................                                 829
Other comprehensive income (loss), net of income tax........
                                                              -------  ------  --------  -------
Balance at December 31, 2012................................  $    --  $    2  $  2,520  $ 2,018
                                                              =======  ======  ========  =======

                                                             Accumulated Other Comprehensive Income (Loss)
                                                             --------------------------------------------
                                                                   Net                         Foreign
                                                               Unrealized     Other-Than-      Currency        Total
                                                               Investment      Temporary     Translation   Stockholder's
                                                              Gains (Losses)   Impairments    Adjustments     Equity
                                                             ---------------  ------------   ------------  -------------
Balance at December 31, 2009................................  $        (33)   $         (2)  $        --     $  3,258
Cumulative effect of change in accounting principle, net of
 income tax (Note 1)........................................                                                     (371)
                                                              ------------    ------------   -----------     --------
Balance at January 1, 2010..................................           (33)             (2)           --        2,887
Net income (loss)...........................................                                                      256
Other comprehensive income (loss), net of income tax........           146              (1)           --          145
                                                              ------------    ------------   -----------     --------
Balance at December 31, 2010................................           113              (3)           --        3,288
Net income (loss)...........................................                                                      533
Other comprehensive income (loss), net of income tax........           584              (1)           (1)         582
                                                              ------------    ------------   -----------     --------
Balance at December 31, 2011................................           697              (4)           (1)       4,403
Net income (loss)...........................................                                                      829
Other comprehensive income (loss), net of income tax........           225               1            (1)         225
                                                              ------------    ------------   -----------     --------
Balance at December 31, 2012................................  $        922    $         (3)  $        (2)    $  5,457
                                                              ============    ============   ===========     ========

       See accompanying notes to the consolidated financial statements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                     Consolidated Statements of Cash Flows
             For the Years Ended December 31, 2012, 2011 and 2010

                                 (In millions)

                                                                                             2012       2011      2010
                                                                                          ---------  ---------  --------
Cash flows from operating activities
Net income (loss)........................................................................ $     829  $     533  $    256
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
 Depreciation and amortization expenses..................................................        13         20        23
 Amortization of premiums and accretion of discounts associated with investments, net....       (49)       (45)      (28)
 (Gains) losses on investments and derivatives, net......................................    (1,281)      (802)     (233)
 (Income) loss from equity method investments, net of dividends or distributions.........       (24)        (2)      (57)
 Interest credited to policyholder account balances......................................       421        424       413
 Universal life and investment-type product policy fees..................................    (1,585)    (1,288)     (991)
 Change in accrued investment income.....................................................       (12)       (14)      (21)
 Change in premiums, reinsurance and other receivables...................................      (756)      (710)   (2,560)
 Change in deferred policy acquisition costs, net........................................       (33)      (566)     (402)
 Change in income tax....................................................................       391        184        42
 Change in other assets..................................................................     1,421      1,058       711
 Change in insurance-related liabilities and policy-related balances.....................     1,471      1,299       971
 Change in other liabilities.............................................................       398        363     2,079
 Other, net..............................................................................        --         --         1
                                                                                          ---------  ---------  --------
Net cash provided by operating activities................................................     1,204        454       204
                                                                                          ---------  ---------  --------
Cash flows from investing activities
 Sales, maturities and repayments of:
   Fixed maturity securities.............................................................     3,203      3,137     4,488
   Equity securities.....................................................................         3          5         1
   Mortgage loans........................................................................        60         56        21
   Other limited partnership interests...................................................        68         93        46
 Purchases of:
   Fixed maturity securities.............................................................    (3,715)    (4,274)   (4,983)
   Equity securities.....................................................................       (31)        (5)       --
   Mortgage loans........................................................................      (229)      (387)     (600)
   Real estate and real estate joint ventures............................................      (145)        (1)       (4)
   Other limited partnership interests...................................................      (162)      (164)     (161)
 Cash received in connection with freestanding derivatives...............................        57         22         2
 Cash paid in connection with freestanding derivatives...................................       (18)       (25)      (48)
 Issuances of loans to affiliates........................................................        --       (125)       --
 Net change in policy loans..............................................................       (28)       (38)      (14)
 Net change in short-term investments....................................................        57       (666)      732
 Net change in other invested assets.....................................................         5         25       (80)
                                                                                          ---------  ---------  --------
Net cash used in investing activities....................................................      (875)    (2,347)     (600)
                                                                                          ---------  ---------  --------
Cash flows from financing activities
 Policyholder account balances:
   Deposits..............................................................................     2,621      4,984     3,219
   Withdrawals...........................................................................    (3,191)    (3,647)   (2,634)
 Net change in payables for collateral under securities loaned and other transactions....       151        426      (361)
 Long-term debt repaid...................................................................        (1)        (3)       --
 Financing element on certain derivative instruments.....................................       105          1        --
                                                                                          ---------  ---------  --------
Net cash (used in) provided by financing activities......................................      (315)     1,761       224
                                                                                          ---------  ---------  --------
Change in cash and cash equivalents......................................................        14       (132)     (172)
Cash and cash equivalents, beginning of year.............................................       108        240       412
                                                                                          ---------  ---------  --------
Cash and cash equivalents, end of year................................................... $     122  $     108  $    240
                                                                                          =========  =========  ========
Supplemental disclosures of cash flow information:
 Net cash paid (received) for:
   Interest.............................................................................. $       3  $       2  $     --
                                                                                          =========  =========  ========
   Income tax............................................................................ $     (34) $      16  $     20
                                                                                          =========  =========  ========
 Non-cash transactions:
   Real estate and real estate joint ventures acquired in satisfaction of debt........... $       2  $      --  $     --
                                                                                          =========  =========  ========
   Long-term debt issued in exchange for certain other invested assets................... $      --  $      --  $     45
                                                                                          =========  =========  ========

       See accompanying notes to the consolidated financial statements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

                Notes to the Consolidated Financial Statements

1. Business, Basis of Presentation and Summary of Significant Accounting
Policies

Business

  MetLife Investors USA Insurance Company ("MLI-USA") and its subsidiary and affiliate, (the "Company"), a Delaware domiciled life insurance company is a wholly-owned subsidiary of MetLife Insurance Company of Connecticut ("MICC"). MICC is a subsidiary of MetLife, Inc. ("MetLife"). The Company markets, administers and insures a broad range of term life, universal and variable life and variable and fixed annuity products.

Basis of Presentation

  The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to adopt accounting policies and make estimates and assumptions that affect amounts reported in the consolidated financial statements. In applying these policies and estimates, management makes subjective and complex judgments that frequently require assumptions about matters that are inherently uncertain. Many of these policies, estimates and related judgments are common in the insurance and financial services industries; others are specific to the Company's business and operations. Actual results could differ from estimates.

 Consolidation

  The accompanying consolidated financial statements include the accounts of MetLife Investors USA Insurance Company and its subsidiary, as well as a partnership in which the Company has control. Intercompany accounts and transactions have been eliminated.

  Since the Company is a member of a controlled group of affiliated companies, its results may not be indicative of those of a stand-alone entity.

 Separate Accounts

  Separate accounts are established in conformity with insurance laws and are generally not chargeable with liabilities that arise from any other business of the Company. Separate account assets are subject to general account claims only to the extent the value of such assets exceeds the separate account liabilities. The Company reports separately, as assets and liabilities, investments held in separate accounts and liabilities of the separate accounts if:

    .  such separate accounts are legally recognized;
    . assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
    . investments are directed by the contractholder; and . all investment performance, net of contract fees and assessments, is passed through to the contractholder.

  The Company reports separate account assets at their fair value, which is based on the estimated fair values of the underlying assets comprising the individual separate account portfolios. Investment performance (including investment income, net investment gains (losses) and changes in unrealized gains (losses)) and the corresponding amounts credited to contractholders of such separate accounts are offset within the same line in the consolidated statements of operations.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company's revenues reflect fees charged to the separate accounts, including mortality charges, risk charges, policy administration fees, investment management fees and surrender charges. Such fees are included in universal life and investment-type product policy fees in the consolidated statements of operations.

 Reclassifications

  Certain amounts in the prior years' consolidated financial statements and related footnotes thereto have been reclassified to conform with the current year presentation. See "-- Adoption of New Accounting Pronouncements" for discussion of accounting pronouncements adopted in 2012, which were retrospectively applied.

Summary of Significant Accounting Policies

  The following are the Company's significant accounting policies with references to notes providing additional information on such policies and critical accounting estimates relating to such policies.

  ----------------------------------------------------------------------------
  Accounting Policy                                                       Note
  ----------------------------------------------------------------------------
  Insurance                                                                  2
  ----------------------------------------------------------------------------
  Deferred Policy Acquisition Costs and Other Policy-Related Intangibles     3
  ----------------------------------------------------------------------------
  Reinsurance                                                                4
  ----------------------------------------------------------------------------
  Investments                                                                5
  ----------------------------------------------------------------------------
  Derivatives                                                                6
  ----------------------------------------------------------------------------
  Fair Value                                                                 7
  ----------------------------------------------------------------------------
  Income Tax                                                                11
  ----------------------------------------------------------------------------
  Litigation Contingencies                                                  12
  ----------------------------------------------------------------------------

 Insurance

  Future Policy Benefit Liabilities and Policyholder Account Balances

  The Company establishes liabilities for amounts payable under insurance policies. Generally, amounts are payable over an extended period of time and related liabilities are calculated as the present value of future expected benefits to be paid reduced by the present value of future expected premiums. Such liabilities are established based on methods and underlying assumptions in accordance with GAAP and applicable actuarial standards. Principal assumptions used in the establishment of liabilities for future policy benefits are mortality, policy lapse, renewal, investment returns, inflation, expenses and other contingent events as appropriate to the respective product type. These assumptions are established at the time the policy is issued and are intended to estimate the experience for the period the policy benefits are payable. Utilizing these assumptions, liabilities are established on a block of business basis. For long duration insurance contracts, assumptions such as mortality and interest rates are "locked in" upon the issuance of new business. However, significant adverse changes in experience on such contracts may require the establishment of premium deficiency reserves. Such reserves are determined based on the then current assumptions and do not include a provision for adverse deviation.

  Liabilities for universal and variable life secondary guarantees are determined by estimating the expected value of death benefits payable when the account balance is projected to be zero and recognizing those benefits ratably over the accumulation period based on total expected assessments. The assumptions used in estimating

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

the secondary guarantee liabilities are consistent with those used for amortizing deferred policy acquisition costs ("DAC"), and are thus subject to the same variability and risk as further discussed herein. The assumptions of investment performance and volatility for variable products are consistent with historical experience of appropriate underlying equity indices, such as the Standard & Poor's Ratings Services ("S&P") 500 Index. The benefits used in calculating the liabilities are based on the average benefits payable over a range of scenarios.

  The Company regularly reviews its estimates of liabilities for future policy benefits and compares them with its actual experience. Differences result in changes to the liability balances with related charges or credits to benefit expenses in the period in which the changes occur.

  Policyholder account balances ("PABs") relate to contract or contract features where the Company has no significant insurance risk.

  The Company issues certain variable annuity products with guaranteed minimum benefits that provide the policyholder a minimum return based on their initial deposit (i.e., the benefit base) less withdrawals. These guarantees are accounted for as insurance liabilities or as embedded derivatives depending on how and when the benefit is paid. Specifically, a guarantee is accounted for as an embedded derivative if a guarantee is paid without requiring (i) the occurrence of specific insurable event, or (ii) the policyholder to annuitize. Alternatively, a guarantee is accounted for as an insurance liability if the guarantee is paid only upon either (i) the occurrence of a specific insurable event, or (ii) annuitization. In certain cases, a guarantee may have elements of both an insurance liability and an embedded derivative and in such cases the guarantee is split and accounted for under both models.

  Guarantees accounted for as insurance liabilities in future policy benefits include guaranteed minimum death benefits ("GMDBs"), the portion of guaranteed minimum income benefits ("GMIBs") that require annuitization, and the life-contingent portion of guaranteed minimum withdrawal benefits ("GMWBs").

  Guarantees accounted for as embedded derivatives in PABs include the non life-contingent portion of GMWBs, guaranteed minimum accumulation benefits ("GMABs") and the portion of GMIBs that do not require annuitization. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

  Other Policy-Related Balances

  Other policy-related balances include policy and contract claims, unearned revenue liabilities, premiums received in advance, and policyholder dividends due and unpaid.

  The liability for policy and contract claims generally relates to incurred but not reported death claims, as well as claims which have been reported but not yet settled. The liability for these claims is based on the Company's estimated ultimate cost of settling all claims. The Company derives estimates for the development of incurred but not reported claims principally from analyses of historical patterns of claims by business line. The methods used to determine these estimates are continually reviewed. Adjustments resulting from this continuous review process and differences between estimates and payments for claims are recognized in policyholder benefits and claims expense in the period in which the estimates are changed or payments are made.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The unearned revenue liability relates to universal life-type and investment-type products and represents policy charges for services to be provided in future periods. The charges are deferred as unearned revenue and amortized using the product's estimated gross profits, similar to DAC as discussed further herein. Such amortization is recorded in universal life and investment-type product policy fees.

  The Company accounts for the prepayment of premiums on its individual life contracts as premium received in advance and applies the cash received to premiums when due.

  Recognition of Insurance Revenues and Deposits

  Premiums related to traditional life and annuity policies with life contingencies are recognized as revenues when due from policyholders. Policyholder benefits and expenses are provided to recognize profits over the estimated lives of the insurance policies. When premiums are due over a significantly shorter period than the period over which benefits are provided, any excess profit is deferred and recognized into earnings in a constant relationship to insurance in-force or, for annuities, the amount of expected future policy benefit payments.

  Deposits related to universal life-type and investment-type products are credited to PABs. Revenues from such contracts consist of fees for mortality, policy administration and surrender charges and are recorded in universal life and investment-type product policy fees in the period in which services are provided. Amounts that are charged to earnings include interest credited and benefit claims incurred in excess of related PABs.

  Premiums, policy fees, policyholder benefits and expenses are presented net of reinsurance.

 Deferred Policy Acquisition Costs and Other Policy-Related Intangibles

  The Company incurs significant costs in connection with acquiring new and renewal insurance business. Costs that are related directly to the successful acquisition or renewal of insurance contracts are capitalized as DAC. Such costs include:

  .   incremental direct costs of contract acquisition, such as commissions;
  . the portion of an employee's total compensation and benefits related to time spent selling, underwriting or processing the issuance of new and renewal insurance business only with respect to actual policies acquired or renewed; and
  . other essential direct costs that would not have been incurred had a policy not been acquired or renewed.

  All other acquisition-related costs, including those related to general advertising and solicitation, market research, agent training, product development, unsuccessful sales and underwriting efforts, as well as all indirect costs, are expensed as incurred.

  DAC is amortized as follows:

---------------------------------------------------------------------------------------------------------------------------------
  Products:                                                               In proportion to the following over estimated lives of
                                                                          the contracts:
---------------------------------------------------------------------------------------------------------------------------------
 .  Non-participating and non-dividend-paying traditional contracts       Historic actual and expected future gross premiums.
    (primarily term insurance)
---------------------------------------------------------------------------------------------------------------------------------
 .  Participating, dividend-paying traditional contracts                  Actual and expected future gross margins.
---------------------------------------------------------------------------------------------------------------------------------
 .  Fixed and variable universal life contracts                           Actual and expected future gross profits.
 .  Fixed and variable deferred annuity contracts
---------------------------------------------------------------------------------------------------------------------------------

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  See Note 3 for additional information on DAC amortization.

  The recovery of DAC is dependent upon the future profitability of the related business.

  The Company generally has two different types of sales inducements which are included in other assets: (i) the policyholder receives a bonus whereby the policyholder's initial account balance is increased by an amount equal to a specified percentage of the customer's deposit; and (ii) the policyholder receives a higher interest rate using a dollar cost averaging method than would have been received based on the normal general account interest rate credited. The Company defers sales inducements and amortizes them over the life of the policy using the same methodology and assumptions used to amortize DAC. The amortization of sales inducements is included in policyholder benefits and claims. Each year, or more frequently if circumstances indicate a potential recoverability issue exists, the Company reviews deferred sales inducements to determine the recoverability of the asset.

  Value of distribution agreements acquired ("VODA") is reported in other assets and represents the present value of expected future profits associated with the expected future business derived from the distribution agreements. The VODA associated with past business combinations contributed to the Company by MetLife is amortized over useful lives ranging from 10 to 30 years and such amortization is included in other expenses. Each year, or more frequently if circumstances indicate a possible impairment exists, the Company reviews VODA to determine whether the asset is impaired.

 Reinsurance

  For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk in accordance with applicable accounting standards. Cessions under reinsurance agreements do not discharge the Company's obligations as the primary insurer. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

  For reinsurance of existing in-force blocks of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid (received), and the liabilities ceded (assumed) related to the underlying contracts is considered the net cost of reinsurance at the inception of the reinsurance agreement. The net cost of reinsurance is recorded as an adjustment to DAC and recognized as a component of other expenses on a basis consistent with the way the acquisition costs on the underlying reinsured contracts would be recognized. Subsequent amounts paid (received) on the reinsurance of in-force blocks, as well as amounts paid (received) related to new business, are recorded as ceded (assumed) premiums and ceded (assumed) future policy benefit liabilities are established.

  Ceded policyholder and contract related liabilities, other than those currently due, are reported gross on the consolidated balance sheet.

  Amounts currently recoverable under reinsurance agreements are included in premiums, reinsurance and other receivables and amounts currently payable are included in other liabilities. Assets and liabilities relating to reinsurance agreements with the same reinsurer may be recorded net on the consolidated balance sheet, if a right of offset exists within the reinsurance agreement. In the event that reinsurers do not meet their obligations to the Company under the terms of the reinsurance agreements, reinsurance recoverable balances could become uncollectible. In such instances, reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The funds withheld liability represents amounts withheld by the Company in accordance with the terms of the reinsurance agreements. The Company withholds the funds rather than transferring the underlying investments and, as a result, records funds withheld liability within other liabilities. The Company recognizes interest on funds withheld, included in other expenses, at rates defined by the terms of the agreement which may be contractually specified or directly related to the investment portfolio.

  Premiums, fees and policyholder benefits and claims include amounts assumed under reinsurance agreements and are net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in other revenues. With respect to GMIBs, a portion of the directly written GMIBs are accounted for as insurance liabilities, but the associated reinsurance agreements contain embedded derivatives. These embedded derivatives are included in premiums, reinsurance and other receivables with changes in estimated fair value reported in net derivative gains (losses).

  If the Company determines that a reinsurance agreement does not expose the reinsurer to a reasonable possibility of a significant loss from insurance risk, the Company records the agreement using the deposit method of accounting. Deposits received are included in other liabilities and deposits made are included within premiums, reinsurance and other receivables. As amounts are paid or received, consistent with the underlying contracts, the deposit assets or liabilities are adjusted. Interest on such deposits is recorded as other revenues or other expenses, as appropriate. Periodically, the Company evaluates the adequacy of the expected payments or recoveries and adjusts the deposit asset or liability through other revenues or other expenses, as appropriate.

 Investments

 Net Investment Income

  Income on investments is reported within net investment income, unless otherwise stated herein.

 Fixed Maturity and Equity Securities

  The majority of the Company's fixed maturity and equity securities are classified as available-for-sale ("AFS") and are reported at their estimated fair value. Unrealized investment gains and losses on these securities are recorded as a separate component of other comprehensive income (loss) ("OCI"), net of policyholder-related amounts and deferred income taxes. All security transactions are recorded on a trade date basis. Investment gains and losses on sales are determined on a specific identification basis.

  Interest income on fixed maturity securities is recognized when earned using an effective yield method giving effect to amortization of premiums and accretion of discounts. Prepayment fees are recognized when earned. Dividends on equity securities are recognized when declared.

  The Company periodically evaluates fixed maturity and equity securities for impairment. The assessment of whether impairments have occurred is based on management's case-by-case evaluation of the underlying reasons for the decline in estimated fair value and an analysis of the gross unrealized losses by severity and/or age. The analysis of gross unrealized losses is described further in Note 5 "-- Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities."

  For fixed maturity securities in an unrealized loss position, an other-than-temporary impairment ("OTTI") is recognized in earnings when it is anticipated that the amortized cost will not be recovered. When either: (i) the Company has the intent to sell the security; or (ii) it is more likely than not that the Company will be required

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

to sell the security before recovery, the OTTI recognized in earnings is the entire difference between the security's amortized cost and estimated fair value. If neither of these conditions exist, the difference between the amortized cost of the security and the present value of projected future cash flows expected to be collected is recognized as an OTTI in earnings ("credit loss"). If the estimated fair value is less than the present value of projected future cash flows expected to be collected, this portion of OTTI related to other-than-credit factors ("noncredit loss") is recorded in OCI. Adjustments are not made for subsequent recoveries in value.

  With respect to equity securities, the Company considers in its OTTI analysis its intent and ability to hold a particular equity security for a period of time sufficient to allow for the recovery of its estimated fair value to an amount equal to or greater than cost. If a sale decision is made for an equity security and recovery to an amount at least equal to cost prior to the sale is not expected, the security will be deemed to be other-than-temporarily impaired in the period that the sale decision was made and an OTTI loss will be recorded in earnings. The OTTI loss recognized is the entire difference between the security's cost and its estimated fair value with a corresponding charge to earnings.

 Mortgage Loans

  The Company disaggregates its mortgage loan investments into two portfolio segments: commercial and agricultural. The accounting and valuation allowance policies that are applicable to all portfolio segments are presented below and policies related to each of the portfolio segments are included in Note 5.

  Mortgage loans are stated at unpaid principal balance, adjusted for any unamortized premium or discount, deferred fees or expenses, and are net of valuation allowances. Interest income and prepayment fees are recognized when earned. Interest is accrued on the principal amount of the loan based on the loan's contractual interest rate, while amortization of premiums and discounts is recognized using the effective yield method. Gains and losses from sales of loans and increases or decreases to valuation allowances are recorded in net investment gains (losses).

 Policy Loans

  Policy loans are stated at unpaid principal balances. Interest income on such loans is recorded as earned using the contractual interest rate. Generally, accrued interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as they are fully collateralized by the cash surrender value of the underlying insurance policies. Any unpaid principal or interest on the loan is deducted from the cash surrender value or the death benefit prior to settlement of the insurance policy.

 Real Estate

  Real estate held-for-investment is stated at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful life of the asset (typically 20 to 55 years). Rental income associated with such real estate is recognized on a straight-line basis over the term of the respective leases. The Company periodically reviews its real estate held-for-investment for impairment and tests for recoverability whenever events or changes in circumstances indicate the carrying value may not be recoverable and exceeds its estimated fair value. Properties whose carrying values are greater than their undiscounted cash flows are written down to their estimated fair value, which is generally computed using the present value of expected future cash flows discounted at a rate commensurate with the underlying risks.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Real estate for which the Company commits to a plan to sell within one year and actively markets in its current condition for a reasonable price in comparison to its estimated fair value is classified as held for sale. Real estate held-for-sale is stated at the lower of depreciated cost or estimated fair value less expected disposition costs and is not depreciated.

  Real estate acquired upon foreclosure is recorded at the lower of estimated fair value or the carrying value of the mortgage loan at the date of foreclosure.

 Real Estate Joint Ventures and Other Limited Partnership Interests

  The Company uses the equity method of accounting for investments in real estate joint ventures and other limited partnership interests in which it has more than a minor ownership interest or more than a minor influence over the joint venture's or partnership's operations, but does not have a controlling financial interest. Equity method investment income is recognized as earned by the investee. The Company records its share of earnings using a three-month lag methodology for instances where the timely financial information is not available and the contractual agreements provide for the delivery of the investees' financial information after the end of the Company's reporting period.

  The Company uses the cost method of accounting for investments in which it has virtually no influence over the joint venture's or the partnership's operations. Based on the nature and structure of these investments, they do not meet the characteristics of an equity security in accordance with applicable accounting standards. The Company recognizes distributions on cost method investments as earned or received.

  In addition to the investees performing regular evaluations for the impairment of underlying investments, the Company routinely evaluates these investments for impairments. For equity method investees, the Company considers financial and other information provided by the investee, other known information and inherent risks in the underlying investments, as well as future capital commitments, in determining whether an impairment has occurred. The Company considers its cost method investments for OTTI when the carrying value of such investments exceeds the net asset value ("NAV"). The Company takes into consideration the severity and duration of this excess when determining whether the cost method investment is other-than-temporarily impaired. When an OTTI has occurred, the impairment loss is recorded within net investment gains (losses).

 Short-term Investments

  Short-term investments include securities and other investments with remaining maturities of one year or less, but greater than three months, at the time of purchase and are stated at estimated fair value or amortized cost, which approximates estimated fair value. Short-term investments also include investments in affiliated money market pools.

 Other Invested Assets

  Other invested assets consist principally of the following:

..  Freestanding derivatives with positive estimated fair values are described in "-- Derivatives" below.
..  Loans to affiliates are stated at unpaid principal balance, adjusted for any unamortized premium or discount.
.. Leveraged leases are recorded net of non-recourse debt. The Company recognizes income on the leveraged leases by applying the leveraged lease's estimated rate of return to the net investment in the lease. The Company regularly reviews residual values and impairs them to expected values.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

.. Tax credit partnerships derive their primary source of investment return in the form of income tax credits. Where tax credits are guaranteed by a creditworthy third party, the investment is accounted for under the effective yield method. Otherwise, the investment is accounted for under the equity method.

 Securities Lending Program

  Securities lending transactions, whereby blocks of securities, which are included in fixed maturity securities, equity securities, and short-term investments, are loaned to third parties, primarily brokerage firms and commercial banks, and are treated as financing arrangements and the associated liability is recorded at the amount of cash received. The Company obtains collateral at the inception of the loan, usually cash, in an amount generally equal to 102% of the estimated fair value of the securities loaned, and maintains it at a level greater than or equal to 100% for the duration of the loan. The Company is liable to return to the counterparties the cash collateral received. Security collateral on deposit from counterparties in connection with the securities lending transactions may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements. The Company monitors the estimated fair value of the securities loaned on a daily basis with additional collateral obtained as necessary. Income and expenses associated with securities lending transactions are reported as investment income and investment expense, respectively, within net investment income.

Derivatives

 Freestanding Derivatives

  Freestanding derivatives are carried in the Company's consolidated balance sheets either as assets within other invested assets or as liabilities within other liabilities at estimated fair value. The Company does not offset the fair value amounts recognized for derivatives executed with the same counterparty under the same master netting agreement.

  Accruals on derivatives are generally recorded in accrued investment income or within other liabilities. However, accruals that are not scheduled to settle within one year are included with the derivatives carrying value in other invested assets or other liabilities.

  If a derivative is not designated as an accounting hedge or its use in managing risk does not qualify for hedge accounting, changes in the estimated fair value of the derivative are reported in net derivative gains (losses) except as follows:

--------------------------------------------------------------------------------------------
 Statement of Operations Presentation:     Derivative:
--------------------------------------------------------------------------------------------
 Net investment income                   .  Economic hedges of equity method investments
                                            in joint ventures
--------------------------------------------------------------------------------------------

 Hedge Accounting

  To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge. Hedge designation and financial statement presentation of changes in estimated fair value of the hedging derivatives are as follows:

    . Fair value hedge (a hedge of the estimated fair value of a recognized asset or liability) - in net derivative gains (losses), consistent with the change in fair value of the hedged item attributable to the designated risk being hedged.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

    . Cash flow hedge (a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability) - effectiveness in OCI (deferred gains or losses on the derivative are reclassified into the consolidated statement of operations when the Company's earnings are affected by the variability in cash flows of the hedged item); ineffectiveness in net derivative gains (losses).

  The change in estimated fair values of the hedging derivatives are exclusive of any accruals that are separately reported in the consolidated statement of operations within interest income or interest expense to match the location of the hedged item.

  In its hedge documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and at least quarterly throughout the life of the designated hedging relationship. Assessments of hedge effectiveness and measurements of ineffectiveness are also subject to interpretation and estimation and different interpretations or estimates may have a material effect on the amount reported in net income.

  The Company discontinues hedge accounting prospectively when: (i) it is determined that the derivative is no longer highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item; (ii) the derivative expires, is sold, terminated, or exercised; (iii) it is no longer probable that the hedged forecasted transaction will occur; or (iv) the derivative is de-designated as a hedging instrument.

  When hedge accounting is discontinued because it is determined that the derivative is not highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized in net derivative gains (losses). The carrying value of the hedged recognized asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk, and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in OCI related to discontinued cash flow hedges are released into the consolidated statements of operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

  When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried in the consolidated balance sheets at its estimated fair value, with changes in estimated fair value recognized currently in net derivative gains (losses). Deferred gains and losses of a derivative recorded in OCI pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in net derivative gains (losses).

  In all other situations in which hedge accounting is discontinued, the derivative is carried at its estimated fair value in the consolidated balance sheets, with changes in its estimated fair value recognized in the current period as net derivative gains (losses).

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Embedded Derivatives

  The Company sells variable annuities and purchases certain investments that contain embedded derivatives. The Company assesses each identified embedded derivative to determine whether it is required to be bifurcated. The embedded derivative is bifurcated from the host contract and accounted for as a freestanding derivative if:

..  the combined instrument is not accounted for in its entirety at fair value with changes in fair value recorded in earnings;
..  the terms of the embedded derivative are not clearly and closely related to the economic characteristics of the host contract; and .. a separate instrument with the same terms as the embedded derivative would qualify as a derivative instrument.

  Such embedded derivatives are carried in the consolidated balance sheets at estimated fair value with the host contract and changes in their estimated fair value are generally reported in net derivative gains (losses). If the Company is unable to properly identify and measure an embedded derivative for separation from its host contract, the entire contract is carried on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income. Additionally, the Company may elect to carry an entire contract on the balance sheet at estimated fair value, with changes in estimated fair value recognized in the current period in net investment gains (losses) or net investment income if that contract contains an embedded derivative that requires bifurcation. At inception, the Company attributes to the embedded derivative a portion of the projected future guarantee fees to be collected from the policyholder equal to the present value of projected future guaranteed benefits. Any additional fees represent "excess" fees and are reported in universal life and investment-type product policy fees.

 Fair Value

  Certain assets and liabilities are measured at estimated fair value in the Company's consolidated balance sheets. In addition, the notes to these consolidated financial statements include further disclosures of estimated fair values. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In most cases, the exit price and the transaction (or entry) price will be the same at initial recognition.

  Subsequent to initial recognition, fair values are based on unadjusted quoted prices for identical assets or liabilities in active markets that are readily and regularly obtainable. When such quoted prices are not available, fair values are based on quoted prices in markets that are not active, quoted prices for similar but not identical assets or liabilities, or other observable inputs. If these inputs are not available, or observable inputs are not determinative, unobservable inputs and/or adjustments to observable inputs requiring management judgment are used to determine the fair value of assets and liabilities.

 Income Tax

  The Company was excluded from MetLife's life/non-life consolidated federal tax return since it became a subsidiary of MICC in 2006. In 2011, the Company together with MICC and its subsidiaries were able to join the MetLife life/non-life consolidated federal tax return and became a party to the MetLife tax sharing agreement. Prior to 2011, the Company filed a consolidated tax return with MICC.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company's accounting for income taxes represents management's best estimate of various events and transactions.

  Deferred tax assets and liabilities resulting from temporary differences between the financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

  The realization of deferred tax assets depends upon the existence of sufficient taxable income within the carryback or carryforward periods under the tax law in the applicable tax jurisdiction. Valuation allowances are established when management determines, based on available information, that it is more likely than not that deferred income tax assets will not be realized. Factors in management's determination include the performance of the business and its ability to generate capital gains. Significant judgment is required in determining whether valuation allowances should be established, as well as the amount of such allowances. When making such determination, consideration is given to, among other things, the following:

  . future taxable income exclusive of reversing temporary differences and carryforwards;
  .  future reversals of existing taxable temporary differences;
  . taxable income in prior carryback years; and . tax planning strategies.

  The Company may be required to change its provision for income taxes in certain circumstances. Examples of such circumstances include when estimates used in determining valuation allowances on deferred tax assets significantly change or when receipt of new information indicates the need for adjustment in valuation allowances. Additionally, future events, such as changes in tax laws, tax regulations, or interpretations of such laws or regulations, could have an impact on the provision for income tax and the effective tax rate. Any such changes could significantly affect the amounts reported in the consolidated financial statements in the year these changes occur.

  The Company determines whether it is more likely than not that a tax position will be sustained upon examination by the appropriate taxing authorities before any part of the benefit can be recorded in the financial statements. A tax position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement. Unrecognized tax benefits due to tax uncertainties that do not meet the threshold are included within other liabilities and are charged to earnings in the period that such determination is made.

  The Company classifies interest recognized as interest expense and penalties recognized as a component of income tax.

Litigation Contingencies

  The Company is a party to a number of legal actions and is involved in a number of regulatory investigations. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. Liabilities are established when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are recognized in other expenses as incurred. On an annual basis, the Company reviews relevant information with respect to liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Other Accounting Policies

 Cash and Cash Equivalents

  The Company considers all highly liquid securities and other investments purchased with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost, which approximates estimated fair value.

 Computer Software

  Computer software, which is included in other assets, is stated at cost, less accumulated amortization. Purchased software costs, as well as certain internal and external costs incurred to develop internal-use computer software during the application development stage, are capitalized. Such costs are amortized generally over a four-year period using the straight-line method. The cost basis of computer software was $109 million and $84 million at December 31, 2012 and 2011, respectively. Accumulated amortization of capitalized software was $32 million and $35 million at December 31, 2012 and 2011, respectively. Related amortization expense was $2 million, $12 million and $16 million for the years ended December 31, 2012, 2011 and 2010, respectively.

 Other Revenues

  Other revenues include fees on reinsurance financing agreements and advisory fees. Such fees are recognized in the period in which services are performed.

 Foreign Currency

  The results of foreign investments in other limited partnership interests are recorded based on the functional currency of each investment. Net assets of the foreign investments are translated from the functional currency to U.S. dollars at the exchange rates in effect at each year-end and the proportionate shares of net income from the foreign investments are translated at the average exchange rates during the year. The resulting translation adjustments are charged or credited directly to OCI, net of applicable taxes. Gains and losses from foreign currency transactions, including the effect of re-measurement of monetary assets and liabilities to the appropriate functional currency, are reported as part of net investment gains (losses) in the period in which they occur.

Adoption of New Accounting Pronouncements

  On January 1, 2012, the Company adopted new guidance regarding accounting for DAC, which was retrospectively applied. The guidance specifies that only costs related directly to successful acquisition of new or renewal contracts can be capitalized as DAC; all other acquisition-related costs must be expensed as incurred. As a result, certain sales manager compensation and administrative costs previously capitalized by the Company will no longer be deferred.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported consolidated balance sheets:

                                                    As Previously Reported        Adjustment              As Adjusted
                                                   ------------------------ -----------------------  ---------------------
                                                      December 31, 2011        December 31, 2011       December 31, 2011
                                                   ------------------------ -----------------------  ---------------------
                                                                                (In millions)
Assets
 Deferred policy acquisition costs................ $                  3,542 $                  (634) $               2,908
Liabilities
 Deferred income tax liability.................... $                  1,140 $                  (222) $                 918
Equity
 Retained earnings................................ $                  1,604 $                  (415) $               1,189
 Accumulated other comprehensive income (loss).... $                    689 $                     3  $                 692
 Total stockholder's equity....................... $                  4,815 $                  (412) $               4,403

  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported consolidated statements of operations:

                                                    As Previously Reported         Adjustment               As Adjusted
                                                   ------------------------ ------------------------  -----------------------
                                                   Years Ended December 31, Years Ended December 31,  Years Ended December 31,
                                                   ------------------------ ------------------------  -----------------------
                                                       2011        2010        2011         2010         2011         2010
                                                   ------------ ----------- ----------  ------------  -----------  -----------
                                                                                 (In millions)
Expenses
 Other expenses................................... $      1,582 $     1,024 $       13  $         55  $     1,595  $     1,079
 Income (loss) before provision for income tax.... $        744 $       377 $      (13) $        (55) $       731  $       322
 Provision for income tax expense (benefit)....... $        203 $        85 $       (5) $        (19) $       198  $        66
 Net income (loss)................................ $        541 $       292 $       (8) $        (36) $       533  $       256

  The following table presents the effects of the retrospective application of the adoption of such new accounting guidance to the Company's previously reported consolidated statements of cash flows:

                                                     As Previously Reported          Adjustment
                                                    ------------------------  ------------------------
                                                    Years Ended December 31,  Years Ended December 31,
                                                    ------------------------  ------------------------
                                                       2011         2010          2011         2010
                                                    ----------  ------------  -----------  -----------
                                                                                    (In millions)
Cash flows from operating activities
  Net income (loss)................................ $      541  $        292  $        (8) $       (36)
  Change in deferred policy acquisition costs, net. $     (578) $       (457) $        12  $        55
  Change in income tax............................. $      188  $         61  $        (4) $       (19)

                                                           As Adjusted
                                                    -------------------------
                                                     Years Ended December 31,
                                                    -------------------------
                                                        2011          2010
                                                    ------------  -----------

Cash flows from operating activities
  Net income (loss)................................ $        533  $       256
  Change in deferred policy acquisition costs, net. $       (566) $      (402)
  Change in income tax............................. $        184  $        42

  On January 1, 2012, the Company adopted new guidance regarding comprehensive income, which was retrospectively applied, that provides companies with the option to present the total of comprehensive income, components of net income, and the components of OCI either in a single continuous statement of comprehensive income or in two separate but consecutive statements in annual financial statements. The standard eliminates the option to present components of OCI as part of the statement of changes in stockholder's equity. The Company adopted the two-statement approach for annual financial statements.

  Effective January 1, 2012, the Company adopted new guidance regarding fair value measurements that establishes common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). Some of the amendments clarify the Financial Accounting Standards Board's ("FASB") intent on the application of existing fair

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption did not have a material impact on the Company's consolidated financial statements other than the expanded disclosures in Note 7.

  Effective January 1, 2010, the Company adopted guidance related to financial instrument transfers and consolidation of variable interest entities ("VIEs"). The financial instrument transfer guidance eliminates the concept of a qualified special purpose entity, eliminates the guaranteed mortgage securitization exception, changes the criteria for achieving sale accounting when transferring a financial asset and changes the initial recognition of retained beneficial interests. The revised consolidation guidance changed the definition of the primary beneficiary, as well as the method of determining whether an entity is a primary beneficiary of a VIE from a quantitative model to a qualitative model. Under the qualitative VIE consolidation model, the entity that has both the ability to direct the most significant activities of the VIE and the obligation to absorb losses or receive benefits that could potentially be significant to the VIE is considered to be the primary beneficiary. The guidance requires a continuous reassessment, as well as enhanced disclosures, including the effects of a company's involvement with VIEs on its financial statements.

 Future Adoption of New Accounting Pronouncements

  In February 2013, the FASB issued new guidance regarding liabilities (Accounting Standards Update ("ASU") 2013-04, Liabilities (Topic 405):
Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date), effective retrospectively for fiscal years beginning after December 15, 2013 and interim periods within those years. The amendments require an entity to measure obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of the guidance is fixed at the reporting date, as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. In addition, the amendments require an entity to disclose the nature and amount of the obligation, as well as other information about the obligations. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

  In January 2013, the FASB issued new guidance regarding comprehensive income (ASU 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income), effective prospectively for fiscal years beginning after December 15, 2012. The amendments require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income ("AOCI") by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of AOCI by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

  In January 2013, the FASB issued new guidance regarding balance sheet offsetting disclosures (ASU 2013-01, Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities ("ASU 2013-01")), effective for fiscal years and interim periods within those years beginning on or after January 1, 2013. The amendments in ASU 2013-01 clarify that the scope of ASU 2011-11 (as defined below), applies to derivatives, including bifurcated embedded derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. The Company is currently evaluating the impact of this guidance on its consolidated financial statements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  In December 2011, the FASB issued new guidance regarding balance sheet offsetting disclosures (ASU 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11")), effective for annual reporting periods beginning on or after January 1, 2013, and interim periods within those annual periods. The guidance will be applied retrospectively for all comparative periods presented. The guidance requires an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effects of those arrangements on its financial position. Entities are required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The objective of the guidance is to facilitate comparison between those entities that prepare their financial statements on the basis of GAAP and those entities that prepare their financial statements on the basis of IFRS. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

2. Insurance

Insurance Liabilities

  Future policy benefits are measured as follows:

----------------------------------------------------------------------------------------------------------------
 Product Type:                 Measurement Assumptions:
----------------------------------------------------------------------------------------------------------------
 Participating life            Aggregate of net level premium reserves for death and endowment policy benefits (calculated based upon the non-forfeiture interest rate of 4%, and mortality rates guaranteed in calculating the cash surrender values described in such contracts).
----------------------------------------------------------------------------------------------------------------
 Non-participating life        Aggregate of the present value of expected future benefit payments and related expenses less the present value of expected future net premiums. Assumptions as to mortality and persistency are based upon the Company's experience when the basis of the liability is established. Interest rate assumptions for the aggregate future policy benefit liabilities range from 3% to 7%.
----------------------------------------------------------------------------------------------------------------
 Traditional fixed annuities   Present value of expected future payments. Interest rate assumptions used in
 after annuitization           establishing such liabilities range from 4% to 8%.
----------------------------------------------------------------------------------------------------------------

  Participating business represented 2% and 1% of the Company's life insurance in-force at December 31, 2012 and 2011, respectively. Participating policies represented 27% and 12% of gross life insurance premiums for the years ended December 31, 2012 and 2011, respectively. Such policies are 90% reinsured.

  PABs are equal to: (i) policy account values, which consist of an accumulation of gross premium payments; and (ii) credited interest, ranging from 1% to 8%, less expenses, mortality charges and withdrawals.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Guarantees

  The Company issues variable annuity products with guaranteed minimum benefits. The non-life contingent portion of GMWBs and the portion of certain GMIBs that does not require annuitization are accounted for as embedded derivatives in PABs and are further discussed in Note 6. Guarantees accounted for as insurance liabilities include:

 Guarantee:                                                   Measurement Assumptions:
---------------------------------------------------------------------------------------------------------------
 GMDBs   .  A return of purchase payment upon death even    .  Present value of expected death benefits in
            if the account value is reduced to zero.           excess of the projected account balance
                                                               recognizing the excess ratably over the
                                                               accumulation period based on the present value
                                                               of total expected assessments.

         .  An enhanced death benefit may be available for  .  Assumptions are consistent with those used for
            an additional fee.                                 amortizing DAC, and are thus subject to the
                                                               same variability and risk.

                                                            .  Investment performance and volatility
                                                               assumptions are consistent with the historical
                                                               experience of the appropriate underlying
                                                               equity index, such as the S&P 500 Index.

                                                            .  Benefit assumptions are based on the average
                                                               benefits payable over a range of scenarios.
---------------------------------------------------------------------------------------------------------------
 GMIBs   .  After a specified period of time determined at  .  Present value of expected income benefits in
            the time of issuance of the variable annuity       excess of the projected account balance at any
            contract, a minimum accumulation of purchase       future date of annuitization and recognizing
            payments, even if the account value is reduced     the excess ratably over the accumulation
            to zero, that can be annuitized to receive a       period based on present value of total
            monthly income stream that is not less than a      expected assessments.
            specified amount.

         .  Certain contracts also provide for a            .  Assumptions are consistent with those used for
            guaranteed lump sum return of purchase premium     estimating GMDBs liabilities.
            in lieu of the annuitization benefit.

                                                            .  Calculation incorporates an assumption for the
                                                               percentage of the potential annuitizations
                                                               that may be elected by the contractholder.
---------------------------------------------------------------------------------------------------------------
 GMWBs   .  A return of purchase payment via partial        .  Expected value of the life contingent payments
            withdrawals, even if the account value is          and expected assessments using assumptions
            reduced to zero, provided that cumulative          consistent with those used for estimating the
            withdrawals in a contract year do not exceed a     GMDBs liabilities.
            certain limit.

         .  Certain contracts include guaranteed
            withdrawals that are life contingent.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

  Information regarding the liabilities for guarantees (excluding base policy liabilities and embedded derivatives) relating to annuity and universal and variable life contracts was as follows:

                                                            Universal and
                                                           Variable Life
                                        Annuity Contracts    Contracts
                                    --------------------  ---------------
                                                             Secondary
                                       GMDBs       GMIBs    Guarantees         Total
                                    ---------   --------- --------------- -----------
                                                      (In millions)
Direct
Balance at January 1, 2010.........  $     55    $    215     $    224     $      494
Incurred guaranteed benefits.......        23          66          246            335
Paid guaranteed benefits...........        (5)         --           --             (5)
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2010.......        73         281          470            824
Incurred guaranteed benefits.......        77         128          139            344
Paid guaranteed benefits...........       (18)         --           --            (18)
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2011.......       132         409          609          1,150
Incurred guaranteed benefits.......       102         404          269            775
Paid guaranteed benefits...........       (21)         --           --            (21)
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2012.......  $    213    $    813     $    878     $    1,904
                                    =========   =========    =========    ===========

Ceded
Balance at January 1, 2010.........  $     55    $     74     $    142     $      271
Incurred guaranteed benefits.......        23          23          192            238
Paid guaranteed benefits...........        (5)         --           --             (5)
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2010.......        73          97          334            504
Incurred guaranteed benefits.......        77          44          123            244
Paid guaranteed benefits...........       (18)         --           --            (18)
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2011.......       132         141          457            730
Incurred guaranteed benefits.......       102         140          224            466
Paid guaranteed benefits...........       (21)         --           --            (21)
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2012.......  $    213    $    281     $    681     $    1,175
                                    =========   =========    =========    ===========

Net
Balance at January 1, 2010.........  $     --    $    141     $     82     $      223
Incurred guaranteed benefits.......        --          43           54             97
Paid guaranteed benefits...........        --          --           --             --
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2010.......        --         184          136            320
Incurred guaranteed benefits.......        --          84           16            100
Paid guaranteed benefits...........        --          --           --             --
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2011.......        --         268          152            420
Incurred guaranteed benefits.......        --         264           45            309
Paid guaranteed benefits...........        --          --           --             --
                                    ---------   ---------    ---------    -----------
Balance at December 31, 2012.......  $     --    $    532     $    197     $      729
                                    =========   =========    =========    ===========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Account balances of contracts with insurance guarantees were invested in separate account asset classes as follows at:

                                                                                                         December 31,
                                                                                                     ---------------------
                                                                                                        2012       2011
                                                                                                     ---------- ----------
                                                                                                         (In millions)
Fund Groupings:
Balanced............................................................................................  $  35,569  $  26,785
Equity..............................................................................................     28,736     24,325
Bond................................................................................................      3,749      2,983
Specialty...........................................................................................        821        727
Money Market........................................................................................        527        587
                                                                                                     ---------- ----------
  Total.............................................................................................  $  69,402  $  55,407
                                                                                                     ========== ==========

  Based on the type of guarantee, the Company defines net amount at risk ("NAR") as listed below.

 Variable Annuity Guarantees

  In the Event of Death

  Defined as the guaranteed minimum death benefit less the total contract account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

  At Annuitization

  Defined as the amount (if any) that would be required to be added to the total contract account value to purchase a lifetime income stream, based on current annuity rates, equal to the minimum amount provided under the guaranteed benefit. This amount represents the Company's potential economic exposure to such guarantees in the event all contractholders were to annuitize on the balance sheet date, even though the contracts contain terms that only allow annuitization of the guaranteed amount after the 10th anniversary of the contract, which not all contractholders have achieved.

 Universal and Variable Life Contracts

  Defined as the guarantee amount less the account value, as of the balance sheet date. It represents the amount of the claim that the Company would incur if death claims were filed on all contracts on the balance sheet date.

  The amounts in the table below include direct business, but exclude offsets from hedging or reinsurance, if any. See Note 4 for a discussion of certain living and death benefit guarantees which have been reinsured. Therefore, the NARs presented below reflect the economic exposures of living and death benefit guarantees associated with variable annuities, but not necessarily their impact on the Company.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the types of guarantees relating to annuity contracts and universal and variable life contracts was as follows at:

                                                              December 31,
                                    --------------------------------------------------------------
                                                  2012                             2011
                                    -----------------------------    -----------------------------
                                        In the            At             In the            At
                                     Event of Death  Annuitization    Event of Death  Annuitization
                                    --------------- --------------   --------------- --------------
                                                              (In millions)
Annuity Contracts (1)
Variable Annuity Guarantees
Total contract account value.......  $      74,156   $     51,411     $      60,719   $     41,713
Separate account value.............  $      71,446   $     49,778     $      57,305   $     39,454
Net amount at risk.................  $       1,976   $      2,316(2)  $       3,783   $      1,444(2)
Average attained age of
  contractholders..................       64 years       63 years          64 years       62 years

                                                           December 31,
                                                    ---------------------------
                                                          2012          2011
                                                    ------------- -------------
                                                       Secondary Guarantees
                                                    ---------------------------
                                                           (In millions)
 Universal and Variable Life Contracts (1)
 Account value (general and separate account)...... $       3,659 $       3,019
 Net amount at risk................................ $      65,938 $      58,776
 Average attained age of policyholders.............      56 years      55 years

--------

(1)The Company's annuity and life contracts with guarantees may offer more than one type of guarantee in each contract. Therefore, the amounts listed above may not be mutually exclusive.

(2)The Company had previously disclosed the NAR based on the excess of the benefit base over the contractholder's total contract account value on the balance sheet date. Such amounts were $5.3 billion and $6.6 billion at December 31, 2012 and 2011, respectively. The Company has provided, in the table above, the NAR as defined above. The Company believes that this definition is more representative of the potential economic exposures of these guarantees as the contractholders do not have access to this difference other than through annuitization.

Obligations Under Funding Agreements

  During 2012, MLI-USA became a member of the Federal Home Loan Bank ("FHLB") of Pittsburgh. Information related to this membership at December 31, 2012 is as follows:

                                                    Holdings of
                                                       FHLB
                                                    Common Stock   Liability    Collateral
                                                   ------------- ----------- --------------
                                                                (In millions)
FHLB of Pittsburgh................................  $        11   $      --  $      595 (1)

--------

(1)Advances, if any, are collateralized by mortgage-backed securities. The amount of collateral presented is at estimated fair value.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Separate Accounts

  Separate account assets and liabilities primarily include pass-through separate accounts totaling $70.7 billion and $56.6 billion at December 31, 2012 and 2011, respectively, for which the policyholder assumes all investment risk.

  For the years ended December 31, 2012, 2011 and 2010, there were no investment gains (losses) on transfers of assets from the general account to the separate accounts.

3.  Deferred Policy Acquisition Costs and Other Policy-Related Intangibles

  See Note 1 for a description of capitalized acquisition costs.

  Non-Participating and Non-Dividend-Paying Traditional Contracts

  The Company amortizes DAC related to these contracts (primarily term insurance) over the appropriate premium paying period in proportion to the actual historic and expected future gross premiums that were set at contract issue. The expected premiums are based upon the premium requirement of each policy and assumptions for mortality, persistency and investment returns at policy issuance, or policy acquisition, include provisions for adverse deviation, and are consistent with the assumptions used to calculate future policyholder benefit liabilities. These assumptions are not revised after policy issuance or acquisition unless the DAC balance is deemed to be unrecoverable from future expected profits. Absent a premium deficiency, variability in amortization after policy issuance or acquisition is caused only by variability in premium volumes.

  Participating, Dividend Paying Traditional Contracts

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross margins. The amortization includes interest based on rates in effect at inception or acquisition of the contracts. The future gross margins are dependent principally on investment returns, policyholder dividend scales, mortality, persistency, expenses to administer the business, creditworthiness of reinsurance counterparties and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses, persistency and other factor changes, as well as policyholder dividend scales are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross margins with the actual gross margins for that period. When the actual gross margins change from previously estimated gross margins, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross margins exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross margins are below the previously estimated gross margins. Each reporting period, the Company also updates the actual amount of business in-force, which impacts expected future gross margins. When expected future gross margins are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross margins are above the previously estimated expected future gross margins. Each period, the Company also reviews the estimated gross margins for each block of business to determine the recoverability of DAC balances.

  Fixed and Variable Universal Life Contracts and Fixed and Variable Deferred Annuity Contracts

  The Company amortizes DAC related to these contracts over the estimated lives of the contracts in proportion to actual and expected future gross profits. The amortization includes interest based on rates in effect at inception

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

or acquisition of the contracts. The amount of future gross profits is dependent principally upon returns in excess of the amounts credited to policyholders, mortality, persistency, interest crediting rates, expenses to administer the business, creditworthiness of reinsurance counterparties, the effect of any hedges used and certain economic variables, such as inflation. Of these factors, the Company anticipates that investment returns, expenses and persistency are reasonably likely to impact significantly the rate of DAC amortization. Each reporting period, the Company updates the estimated gross profits with the actual gross profits for that period. When the actual gross profits change from previously estimated gross profits, the cumulative DAC amortization is re-estimated and adjusted by a cumulative charge or credit to current operations. When actual gross profits exceed those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the actual gross profits are below the previously estimated gross profits. Each reporting period, the Company also updates the actual amount of business remaining in-force, which impacts expected future gross profits. When expected future gross profits are below those previously estimated, the DAC amortization will increase, resulting in a current period charge to earnings. The opposite result occurs when the expected future gross profits are above the previously estimated expected future gross profits. Each period, the Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC balances.

  Factors Impacting Amortization

  Separate account rates of return on variable universal life contracts and variable deferred annuity contracts affect in-force account balances on such contracts each reporting period, which can result in significant fluctuations in amortization of DAC. Returns that are higher than the Company's long-term expectation produce higher account balances, which increases the Company's future fee expectations and decreases future benefit payment expectations on minimum death and living benefit guarantees, resulting in higher expected future gross profits. The opposite result occurs when returns are lower than the Company's long-term expectation. The Company's practice to determine the impact of gross profits resulting from returns on separate accounts assumes that long-term appreciation in equity markets is not changed by short-term market fluctuations, but is only changed when sustained interim deviations are expected. The Company monitors these events and only changes the assumption when its long-term expectation changes.

  The Company also periodically reviews other long-term assumptions underlying the projections of estimated gross margins and profits. These assumptions primarily relate to investment returns, policyholder dividend scales, interest crediting rates, mortality, persistency and expenses to administer business. Management annually updates assumptions used in the calculation of estimated gross margins and profits which may have significantly changed. If the update of assumptions causes expected future gross margins and profits to increase, DAC amortization will decrease, resulting in a current period increase to earnings. The opposite result occurs when the assumption update causes expected future gross margins and profits to decrease.

  Periodically, the Company modifies product benefits, features, rights or coverages that occur by the exchange of a contract for a new contract, or by amendment, endorsement, or rider to a contract, or by election or coverage within a contract. If such modification, referred to as an internal replacement, substantially changes the contract, the associated DAC is written off immediately through income and any new deferrable costs associated with the replacement contract are deferred. If the modification does not substantially change the contract, the DAC amortization on the original contract will continue and any acquisition costs associated with the related modification are expensed.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Amortization of DAC is attributed to both investment gains and losses and to other expenses for the amount of gross margins or profits originating from transactions other than investment gains and losses. Unrealized investment gains and losses represent the amount of DAC that would have been amortized if such gains and losses had been recognized.

  Information regarding DAC was as follows:

                                                          Years Ended December 31,
                                                   -------------------------------------
                                                         2012         2011         2010
                                                   -----------  -----------  -----------
                                                               (In millions)
DAC
Balance at January 1,.............................  $    2,908   $    2,343   $    1,982
Capitalizations...................................         805        1,247          769
Amortization related to:
  Net investment gains (losses)...................        (394)        (274)         (51)
  Other expenses..................................        (379)        (407)        (316)
                                                   -----------  -----------  -----------
   Total amortization.............................        (773)        (681)        (367)
                                                   -----------  -----------  -----------
Unrealized investment gains (losses)..............           5           (1)         (41)
                                                   -----------  -----------  -----------
Balance at December 31,...........................  $    2,945   $    2,908   $    2,343
                                                   ===========  ===========  ===========

  See Note 1 for information on the retrospective application of the adoption of new accounting guidance related to DAC.

  Information regarding other policy-related intangibles was as follows:

                                                            Years Ended December 31,
                                                        -------------------------------
                                                             2012       2011       2010
                                                        ---------  ---------  ---------
                                                                 (In millions)
Deferred Sales Inducements
Balance at January 1,..................................  $    503   $    497   $    450
Capitalization.........................................        20         79         98
Amortization...........................................       (49)       (73)       (51)
                                                        ---------  ---------  ---------
Balance at December 31,................................  $    474   $    503   $    497
                                                        =========  =========  =========

VODA
Balance at January 1,..................................  $    140   $    148   $    155
Amortization...........................................       (10)        (8)        (7)
                                                        ---------  ---------  ---------
Balance at December 31,................................  $    130   $    140   $    148
                                                        =========  =========  =========
Accumulated amortization...............................  $     37   $     27   $     19
                                                        =========  =========  =========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The estimated future amortization expense to be reported in other expenses for the next five years is as follows:

                                                                                   VODA
                                                                            -------------
                                                                            (In millions)
2013....................................................................... $          11
2014....................................................................... $          12
2015....................................................................... $          12
2016....................................................................... $          12
2017....................................................................... $          11

4. Reinsurance

  The Company enters into reinsurance agreements primarily as a purchaser for reinsurance for its various insurance products and also as a provider of reinsurance for some insurance products issued by an affiliate. The Company participates in reinsurance activities in order to limit losses, minimize exposure to significant risks and provide additional capacity for future growth.

  Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the aforementioned assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance and evaluates the financial strength of counterparties to its reinsurance agreements using criteria similar to that evaluated in the security impairment process discussed in Note 5.

  The Company currently reinsures 100% of the living and death benefit guarantees issued in connection with its variable annuities to affiliated reinsurers. Under these reinsurance agreements, the Company pays a reinsurance premium generally based on fees associated with the guarantees collected from policyholders and receives reimbursement for benefits paid or accrued in excess of account values, subject to certain limitations. The Company also reinsures 90% of its fixed annuities to an affiliated reinsurer. The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  For its individual life insurance products, the Company has historically reinsured the mortality risk primarily on an excess of retention basis or on a quota share basis. The Company currently reinsures 100% of the mortality risk in excess of $100,000 per life for most new policies and reinsures up to 100% of the mortality risk for certain other policies. In addition to reinsuring mortality risk as described above, the Company reinsures other risks, as well as specific coverages. Placement of reinsurance is done primarily on an automatic basis and also on a facultative basis for risks with specified characteristics. The Company evaluates its reinsurance programs routinely and may increase or decrease its retention at any time. The Company also reinsures the risk associated with secondary death benefit guarantees on certain universal life insurance policies to affiliates.

  The Company has exposure to catastrophes, which could contribute to significant fluctuations in the Company's results of operations. The Company uses excess of retention and quota share reinsurance agreements to provide greater diversification of risk and minimize exposure to larger risks.

  The Company reinsures its business through a diversified group of well-capitalized, highly rated reinsurers. The Company analyzes recent trends in arbitration and litigation outcomes in disputes, if any, with its reinsurers.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

The Company monitors ratings and evaluates the financial strength of its reinsurers by analyzing their financial statements. In addition, the reinsurance recoverable balance due from each reinsurer is evaluated as part of the overall monitoring process. Recoverability of reinsurance recoverable balances is evaluated based on these analyses. The Company generally secures large reinsurance recoverable balances with various forms of collateral, including secured trusts and funds withheld accounts. These reinsurance recoverable balances are stated net of allowances for uncollectible reinsurance, which at December 31, 2012 and 2011, were not significant.

  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts and funds withheld accounts. The Company had $386 million and $283 million of unsecured unaffiliated reinsurance recoverable balances at December 31, 2012 and 2011, respectively.

  At December 31, 2012, the Company had $541 million of net unaffiliated ceded reinsurance recoverables. Of this total, $478 million, or 88%, were with the Company's five largest unaffiliated ceded reinsurers, including $323 million of net unaffiliated ceded reinsurance recoverables which were unsecured. At December 31, 2011, the Company had $427 million of net unaffiliated ceded reinsurance recoverables. Of this total, $377 million, or 88%, were with the Company's five largest unaffiliated ceded reinsurers, including $233 million of net unaffiliated ceded reinsurance recoverables which were unsecured.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The amounts in the consolidated statements of operations include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows:

                                                       Years Ended December 31,
                                                   --------------------------------
                                                      2012       2011       2010
                                                   ---------- ---------- ----------
                                                            (In millions)
Premiums:
Direct premiums................................... $      941 $      961 $      562
Reinsurance assumed...............................         11          7         13
Reinsurance ceded.................................      (524)      (321)      (218)
                                                   ---------- ---------- ----------
  Net premiums.................................... $      428 $      647 $      357
                                                   ========== ========== ==========
Universal life and investment-type product policy
  fees:
Direct universal life and investment-type product
  policy fees..................................... $    2,167 $    1,694 $    1,224
Reinsurance assumed...............................         83         90        120
Reinsurance ceded.................................      (665)      (496)      (353)
                                                   ---------- ---------- ----------
  Net universal life and investment-type product
   policy fees.................................... $    1,585 $    1,288 $      991
                                                   ========== ========== ==========
Other revenues:
Direct other revenues............................. $      137 $       99 $       63
Reinsurance assumed...............................         --         --         --
Reinsurance ceded.................................        190        215        239
                                                   ---------- ---------- ----------
  Net other revenues.............................. $      327 $      314 $      302
                                                   ========== ========== ==========
Policyholder benefits and claims:
Direct policyholder benefits and claims........... $    1,805 $    1,363 $      944
Reinsurance assumed...............................         19         15         29
Reinsurance ceded.................................    (1,016)      (599)      (487)
                                                   ---------- ---------- ----------
  Net policyholder benefits and claims............ $      808 $      779 $      486
                                                   ========== ========== ==========
Interest credited to policyholder account
  balances:
Direct interest credited to policyholder account
  balances........................................ $      454 $      436 $      404
Reinsurance assumed...............................         71         68         64
Reinsurance ceded.................................      (104)       (80)       (55)
                                                   ---------- ---------- ----------
  Net interest credited to policyholder account
   balances....................................... $      421 $      424 $      413
                                                   ========== ========== ==========
Other expenses:
Direct other expenses............................. $    1,671 $    1,402 $      893
Reinsurance assumed...............................         33         48         93
Reinsurance ceded.................................         99        145         93
                                                   ---------- ---------- ----------
  Net other expenses.............................. $    1,803 $    1,595 $    1,079
                                                   ========== ========== ==========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The amounts in the consolidated balance sheets include the impact of reinsurance. Information regarding the significant effects of reinsurance was as follows at:

                                                                              December 31,
                                                   -------------------------------------------------------------------
                                                                 2012                              2011
                                                   --------------------------------- ---------------------------------
                                                                             Total                             Total
                                                                            Balance                           Balance
                                                   Direct  Assumed  Ceded    Sheet   Direct  Assumed  Ceded    Sheet
                                                   ------- ------- -------- -------- ------- ------- -------- --------

                                                                              (In millions)

Assets:
Premiums, reinsurance and other receivables....... $   338 $    35 $ 14,373 $ 14,746 $   374 $    34 $ 12,271 $ 12,679
Deferred policy acquisition costs.................   3,468     121    (644)    2,945   3,359     135    (586)    2,908
                                                   ------- ------- -------- -------- ------- ------- -------- --------
 Total assets..................................... $ 3,806 $   156 $ 13,729 $ 17,691 $ 3,733 $   169 $ 11,685 $ 15,587
                                                   ======= ======= ======== ======== ======= ======= ======== ========
Liabilities:
Other policy-related balances..................... $   164 $ 1,588 $    855 $  2,607 $   181 $ 1,510 $    758 $  2,449
Other liabilities.................................     282      10    5,097    5,389     211      10    4,093    4,314
                                                   ------- ------- -------- -------- ------- ------- -------- --------
 Total liabilities................................ $   446 $ 1,598 $  5,952 $  7,996 $   392 $ 1,520 $  4,851 $  6,763
                                                   ======= ======= ======== ======== ======= ======= ======== ========

  Reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on reinsurance were $4.2 billion at both December 31, 2012 and 2011. There were no deposit liabilities on reinsurance at both December 31, 2012 and 2011.

 Related Party Reinsurance Transactions

  The Company has reinsurance agreements with certain MetLife subsidiaries, including Metropolitan Life Insurance Company ("MLIC"), Exeter Reassurance Company, Ltd. ("Exeter"), General American Life Insurance Company, MICC, MetLife Reinsurance Company of Vermont and MetLife Reinsurance Company of Delaware ("MRD"), all of which are related parties.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated statements of operations was as follows:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                     2012      2011      2010
                                                   --------  --------  --------
                                                           (In millions)
Premiums:
Reinsurance assumed............................... $     11  $      7  $     13
Reinsurance ceded.................................     (477)     (284)     (190)
                                                   --------  --------  --------
  Net premiums.................................... $   (466) $   (277) $   (177)
                                                   ========  ========  ========
Universal life and investment-type product policy
  fees:
Reinsurance assumed............................... $     83  $     90  $    120
Reinsurance ceded.................................     (555)     (416)     (279)
                                                   --------  --------  --------
  Net universal life and investment-type product
   policy fees.................................... $   (472) $   (326) $   (159)
                                                   ========  ========  ========
Other revenues:
Reinsurance assumed............................... $     --  $     --  $     --
Reinsurance ceded.................................      190       215       239
                                                   --------  --------  --------
  Net other revenues.............................. $    190  $    215  $    239
                                                   ========  ========  ========
Policyholder benefits and claims:
Reinsurance assumed............................... $     19  $     15  $     29
Reinsurance ceded.................................     (833)     (497)     (323)
                                                   --------  --------  --------
  Net policyholder benefits and claims............ $   (814) $   (482) $   (294)
                                                   ========  ========  ========
Interest credited to policyholder account
  balances:
Reinsurance assumed............................... $     71  $     68  $     64
Reinsurance ceded.................................     (104)      (80)      (55)
                                                   --------  --------  --------
  Net interest credited to policyholder account
   balances....................................... $    (33) $    (12) $      9
                                                   ========  ========  ========
Other expenses:
Reinsurance assumed............................... $     33  $     48  $     93
Reinsurance ceded.................................       98       144        93
                                                   --------  --------  --------
  Net other expenses.............................. $    131  $    192  $    186
                                                   ========  ========  ========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Information regarding the significant effects of affiliated reinsurance included in the consolidated balance sheets was as follows at:

                                                                 December 31,
                                                   ----------------------------------------
                                                           2012                 2011
                                                   -------------------  -------------------
                                                    Assumed    Ceded     Assumed    Ceded
                                                   --------- ---------  --------- ---------
                                                                 (In millions)
Assets:
Premiums, reinsurance and other receivables....... $      35 $  13,801  $      34 $  11,810
Deferred policy acquisition costs.................       121      (642)       134      (585)
                                                   --------- ---------  --------- ---------
  Total assets.................................... $     156 $  13,159  $     168 $  11,225
                                                   ========= =========  ========= =========
Liabilities:
Other policy-related balances..................... $   1,588 $     855  $   1,510 $     758
Other liabilities.................................        10     4,910         10     3,913
                                                   --------- ---------  --------- ---------
  Total liabilities............................... $   1,598 $   5,765  $   1,520 $   4,671
                                                   ========= =========  ========= =========

  Effective October 1, 2012, the Company entered into a reinsurance agreement to cede two blocks of business to MRD, on a 90% coinsurance with funds withheld basis. This agreement covers certain term and certain universal life policies issued in 2012 by the Company. This agreement transfers risk to MRD and, therefore, is accounted for as reinsurance. As a result of the agreement, affiliated reinsurance recoverables, included in premiums, reinsurance and other receivables, were $407 million, and the funds withheld liability and other reinsurance payables, included in other liabilities, were $438 million at December 31, 2012. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at fair value on the Company's consolidated balance sheet. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and increased the funds withheld balance by $6 million at December 31, 2012. For the year ended December 31, 2012, the Company's consolidated statement of operations reflected a loss for this agreement of $37 million, which included a decrease in net derivative gains (losses) of $6 million related to the embedded derivative.

  The Company ceded risks to affiliates related to guaranteed minimum benefit guarantees written directly by the Company. These ceded reinsurance agreements contain embedded derivatives and changes in their fair value are included within net derivative gains (losses). The embedded derivatives associated with the cessions are included within premiums, reinsurance and other receivables and were assets of $3.9 billion and $3.0 billion at December 31, 2012 and 2011, respectively. Net derivative gains (losses) associated with the embedded derivatives were $439 million, $1.7 billion, and ($7) million for the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company ceded two blocks of business to an affiliate on a 90% coinsurance with funds withheld basis. Certain contractual features of this agreement qualify as embedded derivatives, which are separately accounted for at estimated fair value on the Company's consolidated balance sheets. The embedded derivative related to the funds withheld associated with this reinsurance agreement is included within other liabilities and increased the funds withheld balance by $546 million and $416 million at December 31, 2012 and 2011, respectively. Net derivative gains (losses) associated with the embedded derivatives were ($130) million, ($411) million and ($17) million for the years ended December 31, 2012, 2011 and 2010, respectively.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company has secured certain reinsurance recoverable balances with various forms of collateral, including secured trusts, funds withheld accounts and irrevocable letters of credit. The Company had $6.1 billion and $4.6 billion of unsecured affiliated reinsurance recoverable balances at December 31, 2012 and 2011, respectively.

  Affiliated reinsurance agreements that do not expose the Company to a reasonable possibility of a significant loss from insurance risk are recorded using the deposit method of accounting. The deposit assets on affiliated reinsurance were $4.0 billion and $4.1 billion, at December 31, 2012 and 2011, respectively. There were no deposit liabilities on affiliated reinsurance at both December 31, 2012 and 2011.

5. Investments

  See Note 7 for information about the fair value hierarchy for investments and the related valuation methodologies.

Investment Risks and Uncertainties

  Investments are exposed to the following primary sources of risk: credit, interest rate, liquidity, market valuation, currency and real estate risk. The financial statement risks, stemming from such investment risks, are those associated with the determination of estimated fair values, the diminished ability to sell certain investments in times of strained market conditions, the recognition of impairments, the recognition of income on certain investments and the potential consolidation of VIEs. The use of different methodologies, assumptions and inputs relating to these financial statement risks may have a material effect on the amounts presented within the consolidated financial statements.

  The determination of valuation allowances and impairments is highly subjective and is based upon periodic evaluations and assessments of known and inherent risks associated with the respective asset class. Such evaluations and assessments are revised as conditions change and new information becomes available.

  The recognition of income on certain investments (e.g. structured securities, including mortgage-backed securities, asset-backed securities ("ABS") and certain structured investment transactions) is dependent upon certain factors such as prepayments and defaults, and changes in such factors could result in changes in amounts to be earned.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Fixed Maturity and Equity Securities AFS

 Fixed Maturity and Equity Securities AFS by Sector

  The following table presents the fixed maturity and equity securities AFS by sector. The unrealized loss amounts presented below include the noncredit loss component of OTTI losses. Redeemable preferred stock is reported within U.S. corporate and foreign corporate fixed maturity securities and non-redeemable preferred stock is reported within equity securities. Included within fixed maturity securities are structured securities including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and ABS.

                                                December 31, 2012                              December 31, 2011
                                   --------------------------------------------  ---------------------------------------------
                                                 Gross Unrealized                              Gross Unrealized
                                    Cost or  ------------------------  Estimated  Cost or  ------------------------- Estimated
                                   Amortized         Temporary  OTTI     Fair    Amortized         Temporary  OTTI     Fair
                                     Cost     Gains   Losses   Losses    Value     Cost     Gains   Losses    Losses   Value
                                   --------- ------- --------- ------  --------- --------- ------- --------- ------- ---------
                                                                         (In millions)
Fixed Maturity Securities:
U.S. corporate....................  $ 4,130  $   585  $    7   $  --   $  4,708   $ 3,545  $   445  $   24    $  --  $  3,966
Foreign corporate.................    1,747      188       5      --      1,930     1,634      152      14       --     1,772
RMBS..............................    1,362      114       6       4      1,466     1,268       82      31        6     1,313
U.S. Treasury and agency..........    1,004      287      --      --      1,291     1,247      280      --       --     1,527
State and political subdivision...      766      160       2      --        924       675      110       4       --       781
CMBS..............................      494       34       1      --        527       539       30       2       --       567
ABS...............................      348       15       3      --        360       359       13       7       --       365
Foreign government................      136       45      --      --        181       138       29       1       --       166
                                    -------  -------  ------   -----   --------   -------  -------  ------    -----  --------
  Total fixed maturity securities.  $ 9,987  $ 1,428  $   24   $   4   $ 11,387   $ 9,405  $ 1,141  $   83    $   6  $ 10,457
                                    =======  =======  ======   =====   ========   =======  =======  ======    =====  ========
Equity Securities:
Non-redeemable preferred..........  $    22  $     1  $   --   $  --   $     23   $     1  $    --  $   --    $  --  $      1
Common............................       11       --      --      --         11         1       --      --       --         1
                                    -------  -------  ------   -----   --------   -------  -------  ------    -----  --------
  Total equity securities.........  $    33  $     1  $   --   $  --   $     34   $     2  $    --  $   --    $  --  $      2
                                    =======  =======  ======   =====   ========   =======  =======  ======    =====  ========

  The Company held non-income producing fixed maturity securities with an estimated fair value of less than $1 million at December 31, 2012. There were no non-income producing fixed maturity securities held at December 31, 2011.

  Methodology for Amortization of Discount or Premium on Structured Securities

  Amortization of the discount or premium on structured securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed and ABS are estimated using inputs obtained from third-party specialists and based on management's knowledge of the current market. For credit-sensitive mortgage-backed and ABS and certain prepayment-sensitive securities, the effective yield is recalculated on a prospective basis. For all other mortgage-backed and ABS, the effective yield is recalculated on a retrospective basis.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Maturities of Fixed Maturity Securities

  The amortized cost and estimated fair value of fixed maturity securities, by contractual maturity date, were as follows at:

                                                                   December 31,
                                                   ---------------------------------------------
                                                            2012                   2011
                                                   ---------------------- ----------------------
                                                               Estimated              Estimated
                                                   Amortized     Fair     Amortized     Fair
                                                     Cost        Value      Cost        Value
                                                   ---------- ----------- ---------- -----------
                                                                   (In millions)
Due in one year or less........................... $      234 $       239 $      161 $       162
Due after one year through five years.............      1,417       1,531      1,470       1,545
Due after five years through ten years............      2,137       2,430      2,112       2,345
Due after ten years...............................      3,995       4,834      3,496       4,160
                                                   ---------- ----------- ---------- -----------
 Subtotal.........................................      7,783       9,034      7,239       8,212
Structured securities (RMBS, CMBS and ABS)........      2,204       2,353      2,166       2,245
                                                   ---------- ----------- ---------- -----------
 Total fixed maturity securities.................. $    9,987 $    11,387 $    9,405 $    10,457
                                                   ========== =========== ========== ===========

  Actual maturities may differ from contractual maturities due to the exercise of call or prepayment options. Fixed maturity securities not due at a single maturity date have been presented in the year of final contractual maturity. RMBS, CMBS and ABS are shown separately, as they are not due at a single maturity.

  Continuous Gross Unrealized Losses for Fixed Maturity and Equity Securities AFS by Sector

    The following table presents the estimated fair value and gross unrealized losses of fixed maturity and equity securities AFS in an unrealized loss position, aggregated by sector and by length of time that the securities have been in a continuous unrealized loss position. The unrealized loss amounts include the noncredit component of OTTI loss.

                                                          December 31, 2012                         December 31, 2011
                                              ----------------------------------------- -----------------------------------------
                                                                   Equal to or Greater                       Equal to or Greater
                                              Less than 12 Months     than 12 Months    Less than 12 Months     than 12 Months
                                              -------------------- -------------------- -------------------- --------------------
                                              Estimated   Gross    Estimated   Gross    Estimated   Gross    Estimated   Gross
                                                Fair    Unrealized   Fair    Unrealized   Fair    Unrealized   Fair    Unrealized
                                                Value     Losses     Value     Losses     Value     Losses     Value     Losses
                                              --------- ---------- --------- ---------- --------- ---------- --------- ----------
                                                                  (In millions, except number of securities)
Fixed Maturity Securities:
U.S. corporate...............................  $  160     $   2     $   48     $    5    $  136     $    7    $   84     $   17
Foreign corporate............................      26         1         14          4       213          6        12          8
RMBS.........................................      19        --        105         10       214         18        92         19
U.S. Treasury and agency.....................      --        --         --         --       118         --        --         --
State and political subdivision..............      16         1          6          1        --         --        22          4
CMBS.........................................      28         1          9         --         9          1        15          1
ABS..........................................      14        --         26          3        95          1        26          6
Foreign government...........................      --        --         --         --        15          1        --         --
                                               ------     -----     ------     ------    ------     ------    ------     ------
 Total fixed maturity securities.............  $  263     $   5     $  208     $   23    $  800     $   34    $  251     $   55
                                               ======     =====     ======     ======    ======     ======    ======     ======
Equity Securities:
Non-redeemable preferred.....................  $   --     $  --     $    1     $   --    $    1     $   --    $   --     $   --
                                               ------     -----     ------     ------    ------     ------    ------     ------
 Total equity securities.....................  $   --     $  --     $    1     $   --    $    1     $   --    $   --     $   --
                                               ======     =====     ======     ======    ======     ======    ======     ======
Total number of securities in an unrealized
 loss position...............................      64                   72                  142                   91
                                               ======               ======               ======               ======

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Evaluation of AFS Securities for OTTI and Evaluating Temporarily Impaired AFS Securities

  Evaluation and Measurement Methodologies

    Management considers a wide range of factors about the security issuer and uses its best judgment in evaluating the cause of the decline in the estimated fair value of the security and in assessing the prospects for near-term recovery. Inherent in management's evaluation of the security are assumptions and estimates about the operations of the issuer and its future earnings potential. Considerations used in the impairment evaluation process include, but are not limited to: (i) the length of time and the extent to which the estimated fair value has been below cost or amortized cost;
  (ii) the potential for impairments of securities when the issuer is experiencing significant financial difficulties; (iii) the potential for impairments in an entire industry sector or sub-sector; (iv) the potential for impairments in certain economically depressed geographic locations;
  (v) the potential for impairments of securities where the issuer, series of issuers or industry has suffered a catastrophic type of loss or has exhausted natural resources; (vi) with respect to fixed maturity securities, whether the Company has the intent to sell or will more likely than not be required to sell a particular security before the decline in estimated fair value below amortized cost recovers; (vii) with respect to structured securities, changes in forecasted cash flows after considering the quality of underlying collateral, expected prepayment speeds, current and forecasted loss severity, consideration of the payment terms of the underlying assets backing a particular security, and the payment priority within the tranche structure of the security; and (viii) other subjective factors, including concentrations and information obtained from regulators and rating agencies.

  The methodology and significant inputs used to determine the amount of credit loss on fixed maturity securities are as follows:

 . The Company calculates the recovery value by performing a discounted cash flow analysis based on the present value of future cash flows. The discount rate is generally the effective interest rate of the security prior to impairment.

 . When determining collectability and the period over which value is expected to recover, the Company applies considerations utilized in its overall impairment evaluation process which incorporates information regarding the specific security, fundamentals of the industry and geographic area in which the security issuer operates, and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from management's best estimates of likely scenario-based outcomes after giving consideration to a variety of variables that include, but are not limited to: payment terms of the security; the likelihood that the issuer can service the interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.

 . Additional considerations are made when assessing the unique features that apply to certain structured securities including, but not limited to: the quality of underlying collateral, expected prepayment speeds; current and forecasted loss severity, consideration of the payment terms of the underlying loans or assets backing a particular security, and the payment priority within the tranche structure of the security.

 . When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the estimated fair value is considered the recovery value when available information does not indicate that another value is more appropriate.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

     When information is identified that indicates a recovery value other than estimated fair value, management considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process as described in (ii) above, as well as private and public sector programs to restructure such securities.

  With respect to securities that have attributes of debt and equity (perpetual hybrid securities), consideration is given in the OTTI analysis as to whether there has been any deterioration in the credit of the issuer and the likelihood of recovery in value of the securities that are in a severe and extended unrealized loss position. Consideration is also given as to whether any perpetual hybrid securities, with an unrealized loss, regardless of credit rating, have deferred any dividend payments. When an OTTI loss has occurred, the OTTI loss is the entire difference between the perpetual hybrid security's cost and its estimated fair value with a corresponding charge to earnings.

  The cost or amortized cost of fixed maturity and equity securities is adjusted for OTTI in the period in which the determination is made. The Company does not change the revised cost basis for subsequent recoveries in value.

  In periods subsequent to the recognition of OTTI on a fixed maturity security, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted over the remaining term of the fixed maturity security in a prospective manner based on the amount and timing of estimated future cash flows.

Current Period Evaluation

  Based on the Company's current evaluation of its AFS securities in an unrealized loss position in accordance with its impairment policy, and the Company's current intentions and assessments (as applicable to the type of security) about holding, selling and any requirements to sell these securities, the Company has concluded that these securities are not other-than-temporarily impaired at December 31, 2012. Future OTTI will depend primarily on economic fundamentals, issuer performance (including changes in the present value of future cash flows expected to be collected), changes in credit ratings, changes in collateral valuation, changes in interest rates and changes in credit spreads. If economic fundamentals or any of the above factors deteriorate, additional OTTI may be incurred in upcoming periods.

  Gross unrealized losses on fixed maturity securities in an unrealized loss position, decreased $61 million during the year ended December 31, 2012 from $89 million to $28 million. The decline in, or improvement in, gross unrealized losses for the year ended December 31, 2012, was primarily attributable to narrowing credit spreads and a decrease in interest rates.

  At December 31, 2012, $4 million of the total $28 million of gross unrealized losses were from four fixed maturity securities with an unrealized loss position of 20% or more of amortized cost for six months or greater.

Investment Grade Fixed Maturity Securities

  Of the $4 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, less than $1 million are related to investment grade fixed maturity securities. Unrealized losses on investment grade fixed maturity securities are principally related to widening credit spreads or rising interest rates since purchase.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Below Investment Grade Fixed Maturity Securities

  Of the $4 million of gross unrealized losses on fixed maturity securities with an unrealized loss of 20% or more of amortized cost for six months or greater, $4 million, or 98%, are related to gross unrealized losses on three below investment grade fixed maturity securities. Unrealized losses on below investment grade fixed maturity securities are principally related to foreign corporate securities (primarily financial services industry securities) and are the result of significantly wider credit spreads resulting from higher risk premiums since purchase, largely due to economic and market uncertainties including concerns over the financial services industry sector and unemployment levels. Management evaluates these foreign corporate securities based on factors such as expected cash flows and the financial condition and near-term and long-term prospects of the issuer.

Mortgage Loans

 Mortgage Loans by Portfolio Segment

  Mortgage loans are summarized as follows at:

                                                  December 31,
                                   ------------------------------------------
                                           2012                  2011
                                   --------------------  --------------------
                                     Carrying     % of     Carrying     % of
                                       Value      Total      Value      Total
                                   ------------- ------  ------------- ------
                                   (In millions)         (In millions)
 Mortgage loans:
  Commercial......................  $    1,478     88.1%  $    1,314     87.1%
  Agricultural....................         208     12.4          205     13.6
                                    ----------   ------   ----------   ------
    Subtotal (1)..................       1,686    100.5        1,519    100.7
  Valuation allowances............          (8)    (0.5)         (11)    (0.7)
                                    ----------   ------   ----------   ------
      Total mortgage loans, net...  $    1,678    100.0%  $    1,508    100.0%
                                    ==========   ======   ==========   ======

--------

(1)Purchases of mortgage loans were $20 million for the year ended December 31, 2012. The Company did not purchase any mortgage loans during the year ended December 31, 2011.

  See "-- Related Party Investment Transactions" for discussion of affiliated mortgage loans included in the table above.

 Mortgage Loans and Valuation Allowance by Portfolio Segment

  All commercial and agricultural mortgage loans held at both December 31, 2012 and 2011 were evaluated collectively for credit losses. The valuation allowance for commercial mortgage loans were $7 million and $10 million at December 31, 2012 and 2011, respectively. The valuation allowance for agricultural mortgage loans was $1 million at both December 31, 2012 and 2011.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Valuation Allowance Rollforward by Portfolio Segment

  The changes in the valuation allowance, by portfolio segment, were as follows:

                                                   Commercial Agricultural   Total
                                                   ---------- ------------ --------
                                                             (In millions)
Balance at January 1, 2010........................  $      3    $     --   $      3
Provision (release)...............................         9          --          9
Charge-offs, net of recoveries....................        --          --         --
                                                    --------    --------   --------
Balance at December 31, 2010......................        12          --         12
Provision (release)...............................        (2)          1         (1)
Charge-offs, net of recoveries....................        --          --         --
                                                    --------    --------   --------
Balance at December 31, 2011......................        10           1         11
Provision (release)...............................        (3)         --         (3)
Charge-offs, net of recoveries....................        --          --         --
                                                    --------    --------   --------
Balance at December 31, 2012......................  $      7    $      1   $      8
                                                    ========    ========   ========

 Valuation Allowance Methodology

    Mortgage loans are considered to be impaired when it is probable that, based upon current information and events, the Company will be unable to collect all amounts due under the loan agreement. Specific valuation allowances are established using the same methodology for both portfolio segments as the excess carrying value of a loan over either (i) the present value of expected future cash flows discounted at the loan's original effective interest rate, (ii) the estimated fair value of the loan's underlying collateral if the loan is in the process of foreclosure or otherwise collateral dependent, or (iii) the loan's observable market price. A common evaluation framework is used for establishing non-specific valuation allowances for both loan portfolio segments; however, a separate non-specific valuation allowance is calculated and maintained for each loan portfolio segment that is based on inputs unique to each loan portfolio segment. Non-specific valuation allowances are established for pools of loans with similar risk characteristics where a property-specific or market-specific risk has not been identified, but for which the Company expects to incur a credit loss. These evaluations are based upon several loan portfolio segment-specific factors, including the Company's experience for loan losses, defaults and loss severity, and loss expectations for loans with similar risk characteristics. These evaluations are revised as conditions change and new information becomes available.

 Commercial and Agricultural Mortgage Loan Portfolio Segments

    The Company typically uses several years of historical experience in establishing non-specific valuation allowances which captures multiple economic cycles. For evaluations of commercial loans, in addition to historical experience, management considers factors that include the impact of a rapid change to the economy, which may not be reflected in the loan portfolio, and recent loss and recovery trend experience as compared to historical loss and recovery experience. For evaluations of agricultural loans, in addition to historical experience, management considers factors that include increased stress in certain sectors, which may be evidenced by higher delinquency rates, or a change in the number of higher risk loans. On a quarterly basis, management incorporates the impact of these current market events and conditions on historical experience in determining the non-specific valuation allowance established for each portfolio segment.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


    All commercial loans are reviewed on an ongoing basis which may include an analysis of the property financial statements and rent roll, lease rollover analysis, property inspections, market analysis, estimated valuations of the underlying collateral, loan-to-value ratios, debt service coverage ratios, and tenant creditworthiness. All agricultural loans are monitored on an ongoing basis. The monitoring process focuses on higher risk loans, which include those that are classified as restructured, potentially delinquent, delinquent or in foreclosure, as well as loans with higher loan-to-value ratios and lower debt service coverage ratios. The monitoring process for agricultural loans is generally similar to the commercial loan monitoring process, with a focus on higher risk loans, including reviews on a geographic and property-type basis. Higher risk loans are reviewed individually on an ongoing basis for potential credit loss and specific valuation allowances are established using the methodology described above for both loan portfolio segments. Quarterly, the remaining loans are reviewed on a pool basis by aggregating groups of loans that have similar risk characteristics for potential credit loss, and non-specific valuation allowances are established as described above using inputs that are unique to each segment of the loan portfolio.

    For commercial loans, the primary credit quality indicator is the debt service coverage ratio, which compares a property's net operating income to amounts needed to service the principal and interest due under the loan. Generally, the lower the debt service coverage ratio, the higher the risk of experiencing a credit loss. The Company also reviews the loan-to-value ratio of its commercial loan portfolio. Loan-to-value ratios compare the unpaid principal balance of the loan to the estimated fair value of the underlying collateral. Generally, the higher the loan-to-value ratio, the higher the risk of experiencing a credit loss. The debt service coverage ratio and loan-to-value ratio, as well as the values utilized in calculating these ratios, are updated annually, on a rolling basis, with a portion of the loan portfolio updated each quarter.

    For agricultural loans, the Company's primary credit quality indicator is the loan-to-value ratio. The values utilized in calculating this ratio are developed in connection with the ongoing review of the agricultural loan portfolio and are routinely updated. Additionally, the Company focuses the monitoring process on higher risk loans, including reviews on a geographic and property-type basis.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Credit Quality of Commercial Mortgage Loans

  Information about the credit quality of commercial mortgage loans is presented below at:

                                      Recorded Investment
                       -------------------------------------------------
                        Debt Service Coverage Ratios
                       -------------------------------            % of      Estimated     % of
                        > 1.20x  1.00x - 1.20x < 1.00x  Total     Total    Fair Value     Total
                       --------- ------------- ------- -------- --------  ------------- --------
                                     (In millions)                        (In millions)
December 31, 2012:
Loan-to-value ratios:
Less than 65%......... $   1,317    $   16     $   14  $  1,347     91.1%   $   1,494       91.5%
65% to 75%............        75        --         20        95      6.4          100        6.1
76% to 80%............        --         5         17        22      1.5           24        1.5
Greater than 80%......        --        14         --        14      1.0           14        0.9
                       ---------    ------     ------  -------- --------    ---------   --------
 Total................ $   1,392    $   35     $   51  $  1,478    100.0%   $   1,632      100.0%
                       =========    ======     ======  ======== ========    =========   ========

December 31, 2011:
Loan-to-value ratios:
Less than 65%......... $   1,062    $   15     $   45  $  1,122     85.4%   $   1,201       85.9%
65% to 75%............       159         8         --       167     12.7          173       12.4
76% to 80%............         2        --         --         2      0.2            2        0.1
Greater than 80%......        13         8          2        23      1.7           22        1.6
                       ---------    ------     ------  -------- --------    ---------   --------
 Total................ $   1,236    $   31     $   47  $  1,314    100.0%   $   1,398      100.0%
                       =========    ======     ======  ======== ========    =========   ========

 Credit Quality of Agricultural Mortgage Loans

  All of the agricultural mortgage loans held at both December 31, 2012 and 2011 had loan-to-value ratios less than 65%.

 Past Due and Interest Accrual Status of Mortgage Loans

  The Company has a high quality, well performing mortgage loan portfolio, with all mortgage loans classified as performing at both December 31, 2012 and 2011. The Company defines delinquent mortgage loans consistent with industry practice, when interest and principal payments are past due as follows: commercial mortgage loans -- 60 days and agricultural mortgage loans -- 90 days. The Company had no mortgage loans past due and no loans in non-accrual status at both December 31, 2012 and December 31, 2011.

  Impaired Mortgage Loans

  The Company had no impaired mortgage loans at December 31, 2012. The Company had one impaired commercial mortgage loan, which was modified in a troubled debt restructuring, with an unpaid principal balance, recorded investment and carrying value of $2 million at December 31, 2011. The average investment on impaired mortgage loans was $1 million for the years ended December 31, 2012 and 2011. The Company did not recognize interest income on impaired mortgage loans during the years ended December 31, 2012, 2011 and 2010.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Mortgage Loans Modified in a Troubled Debt Restructuring

  For a small portion of the mortgage loan portfolio, classified as troubled debt restructurings, concessions are granted related to borrowers experiencing financial difficulties. Generally, the types of concessions include: reduction of the contractual interest rate, extension of the maturity date at an interest rate lower than current market interest rates, and/or a reduction of accrued interest. The amount, timing and extent of the concession granted is considered in determining any impairment or changes in the specific valuation allowance recorded with the restructuring. Through the continuous monitoring process, a specific valuation allowance may have been recorded prior to the quarter when the mortgage loan is modified in a troubled debt restructuring. Accordingly, the carrying value (after specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment.

  There were no mortgage loans modified in a troubled debt restructuring during the year ended December 31, 2012. The Company had one commercial mortgage loan modified during the year ended December 31, 2011 in a troubled debt restructuring with a pre-modification and post-modification carrying value of $2 million. There were no agricultural mortgage loans modified as a troubled debt restructuring during the year ended December 31, 2011.

  There were no mortgage loans modified in a troubled debt restructuring with a subsequent payment default at December 31, 2012 and 2011. Payment default is determined in the same manner as delinquency status -- when interest and principal payments are past due.

Other Invested Assets

  Other invested assets is comprised primarily of freestanding derivatives with positive estimated fair values (see Note 6), loans to affiliates (see "-- Related Party Investment Transactions) and leveraged leases.

 Leveraged Leases

  Investment in leveraged leases, included in other invested assets, consisted of the following:

                                                                                December 31,
                                                                            ----------------
                                                                              2012     2011
                                                                            -------  -------
                                                                              (In millions)
Rental receivables, net.................................................... $    92  $    92
Estimated residual values..................................................      14       14
                                                                            -------  -------
  Subtotal.................................................................     106      106
Unearned income............................................................     (37)     (42)
                                                                            -------  -------
  Investment in leveraged leases........................................... $    69  $    64
                                                                            =======  =======

  Rental receivables are generally due in periodic installments. The payment periods range from three to 20 years. For rental receivables, the primary credit quality indicator is whether the rental receivable is performing or non-performing, which is assessed monthly. The Company generally defines non-performing rental receivables as those that are 90 days or more past due. At December 31, 2012 and 2011, all rental receivables were performing.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The deferred income tax liability related to leveraged leases was $53 million and $35 million at December 31, 2012 and 2011, respectively.

  The components of income from investment in leveraged leases, excluding net investment gains (losses) were as follows:

                                                                          Years Ended December 31,
                                                                        ----------------------------
                                                                          2012      2011      2010
                                                                        --------  --------  --------
                                                                               (In millions)
Income from investment in leveraged leases............................. $      5  $      8  $     --
Less: Income tax expense on leveraged leases...........................       (2)       (3)       --
                                                                        --------  --------  --------
Investment income after income tax from investment in leveraged leases. $      3  $      5  $     --
                                                                        ========  ========  ========

Cash Equivalents

  The carrying value of cash equivalents, which includes securities and other investments with an original or remaining maturity of three months or less at the time of purchase, was $23 million and $44 million at December 31, 2012 and 2011, respectively.

Net Unrealized Investment Gains (Losses)

  The components of net unrealized investment gains (losses), included in AOCI, were as follows:

                                                                              Years Ended December 31,
                                                                           -----------------------------
                                                                              2012       2011      2010
                                                                           ---------  ---------  -------
                                                                                   (In millions)
Fixed maturity securities................................................. $   1,402  $   1,057  $   331
Fixed maturity securities with noncredit OTTI losses in accumulated other
  comprehensive income (loss).............................................        (4)        (6)      (6)
                                                                           ---------  ---------  -------
   Total fixed maturity securities........................................     1,398      1,051      325
Derivatives...............................................................       142        126      (73)
Short-term investments....................................................        (1)        (1)      --
Other.....................................................................        (3)        --       --
                                                                           ---------  ---------  -------
   Subtotal...............................................................     1,536      1,176      252
                                                                           ---------  ---------  -------
Amounts allocated from:
 Insurance liability loss recognition.....................................       (79)       (61)     (34)
 DAC related to noncredit OTTI losses recognized in accumulated other
   comprehensive income (loss)............................................        --         --        1
 DAC......................................................................       (43)       (48)     (48)
                                                                           ---------  ---------  -------
   Subtotal...............................................................      (122)      (109)     (81)
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in accumulated other comprehensive income (loss).............         1          2        2
Deferred income tax benefit (expense).....................................      (496)      (376)     (63)
                                                                           ---------  ---------  -------
Net unrealized investment gains (losses).................................. $     919  $     693  $   110
                                                                           =========  =========  =======

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The changes in fixed maturity securities with noncredit OTTI losses included in AOCI were as follows:

                                                                           Years Ended December 31,
                                                                           -----------------------
                                                                              2012         2011
                                                                            ---------   ---------
                                                                               (In millions)
Balance, January 1,....................................................... $      (6)   $      (6)
Noncredit OTTI losses recognized (1)......................................        (2)           2
Securities sold with previous noncredit OTTI loss.........................         2            2
Subsequent changes in estimated fair value................................         2           (4)
                                                                            ---------   ---------
Balance, December 31,..................................................... $      (4)   $      (6)
                                                                            =========   =========

--------

(1)Noncredit OTTI losses recognized, net of DAC, were ($2) million and $1 million for the years ended December 31, 2012 and 2011, respectively.

  The changes in net unrealized investment gains (losses) were as follows:

                                                                         Years Ended December 31,
                                                                        -------------------------
                                                                          2012     2011     2010
                                                                        -------  -------  -------
                                                                              (In millions)
Balance, beginning of period........................................... $   693  $   110  $   (35)
Fixed maturity securities on which noncredit OTTI losses have been
  recognized...........................................................       2       --       (2)
Unrealized investment gains (losses) during the year...................     358      924      301
Unrealized investment gains (losses) relating to:
 Insurance liability gain (loss) recognition...........................     (18)     (27)     (34)
 DAC related to noncredit OTTI losses recognized in accumulated other
   comprehensive income (loss).........................................      --       (1)       1
 DAC...................................................................       5       --      (42)
Deferred income tax benefit (expense) related to noncredit OTTI losses
  recognized in accumulated other comprehensive income (loss)..........      (1)      --       --
Deferred income tax benefit (expense)..................................    (120)    (313)     (79)
                                                                        -------  -------  -------
Balance, end of period................................................. $   919  $   693  $   110
                                                                        =======  =======  =======
Change in net unrealized investment gains (losses)..................... $   226  $   583  $   145
                                                                        =======  =======  =======

Concentrations of Credit Risk

  There were no investments in any counterparty that were greater than 10% of the Company's stockholder's equity, other than the U.S. government and its agencies, at both December 31, 2012 and 2011.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Securities Lending

  As described in Note 1, the Company participates in a securities lending program. Elements of the securities lending program are presented below at:

                                                                              December 31,
                                                                           -------------------
                                                                             2012      2011
                                                                           --------- ---------
                                                                              (In millions)
Securities on loan: (1)
  Amortized cost.......................................................... $   1,212 $   1,153
  Estimated fair value.................................................... $   1,534 $   1,437
Cash collateral on deposit from counterparties (2)........................ $   1,574 $   1,429
Security collateral on deposit from counterparties (3).................... $      11 $      37
Reinvestment portfolio -- estimated fair value............................ $   1,591 $   1,414

--------

(1)Included within fixed maturity securities.

(2)Included within payables for collateral under securities loaned and other transactions.

(3)Security collateral on deposit from counterparties may not be sold or repledged, unless the counterparty is in default, and is not reflected in the consolidated financial statements.

Invested Assets on Deposit and Pledged as Collateral

  Invested assets on deposit and pledged as collateral are presented below at estimated fair value for cash and cash equivalents, short-term investments and fixed maturity securities.

                                                         December 31,
                                                       ----------------
                                                         2012    2011
                                                       -------- -------
                                                        (In millions)
         Invested assets on deposit (regulatory
           deposits).................................. $      6 $     7
         Invested assets pledged as collateral (1)....      698       6
                                                       -------- -------
           Total invested assets on deposit and
            pledged as collateral..................... $    704 $    13
                                                       ======== =======

--------

(1)The Company has pledged fixed maturity securities and cash and cash equivalents in connection with funding agreements (see Note 2) and derivative transactions (see Note 6).

Purchased Credit Impaired Investments

  Investments acquired with evidence of credit quality deterioration since origination and for which it is probable at the acquisition date that the Company will be unable to collect all contractually required payments are classified as purchased credit impaired ("PCI") investments. For each investment, the excess of the cash flows expected to be collected as of the acquisition date over its acquisition-date fair value is referred to as the accretable yield and is recognized as net investment income on an effective yield basis. If subsequently, based on current information and events, it is probable that there is a significant increase in cash flows previously expected to be collected or if actual cash flows are significantly greater than cash flows previously expected to be

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

collected, the accretable yield is adjusted prospectively. The excess of the contractually required payments (including interest) as of the acquisition date over the cash flows expected to be collected as of the acquisition date is referred to as the nonaccretable difference, and this amount is not expected to be realized as net investment income. Decreases in cash flows expected to be collected can result in OTTI.

  The Company's PCI fixed maturity securities were as follows at:

                                                           December 31,
                                                           -------------
                                                            2012   2011
                                                           ------ ------
                                                           (In millions)
        Outstanding principal and interest balance (1).... $  341 $  315
        Carrying value (2)................................ $  277 $  229

--------

(1)Represents the contractually required payments, which is the sum of contractual principal, whether or not currently due, and accrued interest.

(2)Estimated fair value plus accrued interest.

  The following table presents information about PCI fixed maturity securities acquired during the periods indicated:

                                                    Years Ended December 31,
                                                    ------------------------
                                                       2012         2011
                                                     ----------  ----------
                                                        (In millions)
      Contractually required payments (including
        interest).................................. $      152   $      482
      Cash flows expected to be collected (1)...... $       71   $      421
      Fair value of investments acquired........... $       44   $      238

--------

(1)Represents undiscounted principal and interest cash flow expectations, at the date of acquisition.

  The following table presents activity for the accretable yield on PCI fixed maturity securities for:

                                                     Years Ended December 31,
                                                     -----------------------
                                                       2012         2011
                                                      --------     --------
                                                        (In millions)
       Accretable yield, January 1,................. $    187     $      5
       Investments purchased........................       27          183
       Accretion recognized in earnings.............      (11)          (7)
       Reclassification (to) from nonaccretable
         difference.................................      (14)           6
                                                      --------     --------
       Accretable yield, December 31,............... $    189     $    187
                                                      ========     ========

Collectively Significant Equity Method Investments

  The Company holds investments in real estate joint ventures, real estate funds and other limited partnership interests consisting of leveraged buy-out funds, hedge funds, private equity funds, joint ventures and other funds.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

The portion of these investments accounted for under the equity method had a carrying value of $723 million at December 31, 2012. The Company's maximum exposure to loss related to these equity method investments is limited to the carrying value of these investments plus unfunded commitments of $432 million at December 31, 2012. Except for certain real estate joint ventures, the Company's investments in real estate funds and other limited partnership interests are generally of a passive nature in that the Company does not participate in the management of the entities.

  As described in Note 1, the Company generally records its share of earnings in its equity method investments using a three-month lag methodology and within net investment income. Aggregate net investment income from these equity method investments exceeded 10% of the Company's consolidated pre-tax income (loss) for one of the three most recent annual periods: 2010. The Company is providing the following aggregated summarized financial data for such equity method investments, for the most recent annual periods, in order to provide comparative information. This aggregated summarized financial data does not represent the Company's proportionate share of the assets, liabilities, or earnings of such entities.

  The aggregated summarized financial data presented below reflects the latest available financial information and is as of, and for the years ended
December 31, 2012, 2011 and 2010. Aggregate total assets of these entities totaled $148.5 billion and $134.4 billion at December 31, 2012 and 2011, respectively. Aggregate total liabilities of these entities totaled $4.9 billion and $7.3 billion at December 31, 2012 and 2011, respectively. Aggregate net income (loss) of these entities totaled $11.8 billion, $5.0 billion and $11.0 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Aggregate net income (loss) from the underlying entities in which the Company invests is primarily comprised of investment income, including recurring investment income and realized and unrealized investment gains (losses).

Variable Interest Entities

  The Company has invested in certain structured transactions that are VIEs. If the Company holds both the power to direct the most significant activities of the entity, as well as an economic interest in the entity it would be the primary beneficiary and consolidator of the entity.

  The determination of the VIE's primary beneficiary requires an evaluation of the contractual and implied rights and obligations associated with each party's relationship with or involvement in the entity, an estimate of the entity's expected losses and expected residual returns and the allocation of such estimates to each party involved in the entity. The Company generally uses a qualitative approach to determine whether it is the primary beneficiary. However, for VIEs that are investment companies or apply measurement principles consistent with those utilized by investment companies, the primary beneficiary is based on a risks and rewards model and is defined as the entity that will absorb a majority of a VIE's expected losses, receive a majority of a VIE's expected residual returns if no single entity absorbs a majority of expected losses, or both. The Company reassesses its involvement with VIEs on a quarterly basis. The use of different methodologies, assumptions and inputs in the determination of the primary beneficiary could have a material effect on the amounts presented within the consolidated financial statements.

 Consolidated VIEs

  There were no VIEs for which the Company has concluded that it is the primary beneficiary and which are consolidated at December 31, 2012 and 2011.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Unconsolidated VIEs

  The carrying amount and maximum exposure to loss relating to VIEs in which the Company holds a significant variable interest but is not the primary beneficiary and which have not been consolidated were as follows at:

                                                                       December 31,
                                                        -------------------------------------------
                                                                2012                  2011
                                                        --------------------- ---------------------
                                                                    Maximum               Maximum
                                                        Carrying   Exposure   Carrying   Exposure
                                                         Amount   to Loss (1)  Amount   to Loss (1)
                                                        --------- ----------- --------- -----------
                                                                       (In millions)
Fixed maturity securities AFS:
  Structured securities (RMBS, CMBS and ABS) (2)....... $   2,353  $   2,353  $   2,245  $   2,245
  U.S. and foreign corporate...........................       149        149        109        109
Other limited partnership interests....................       516        780        446        761
                                                        ---------  ---------  ---------  ---------
  Total................................................ $   3,018  $   3,282  $   2,800  $   3,115
                                                        =========  =========  =========  =========

--------

(1)The maximum exposure to loss relating to fixed maturity securities is equal to their carrying amounts or the carrying amounts of retained interests. The maximum exposure to loss relating to other limited partnership interests is equal to the carrying amounts plus any unfunded commitments of the Company. Such a maximum loss would be expected to occur only upon bankruptcy of the issuer or investee.

(2)For these variable interests, the Company's involvement is limited to that of a passive investor.

  As described in Note 12, the Company makes commitments to fund partnership investments in the normal course of business. Excluding these commitments, the Company did not provide financial or other support to investees designated as VIEs during the years ended December 31, 2012, 2011 and 2010.

Net Investment Income

  The components of net investment income were as follows:

                                                  Years Ended December 31,
                                                 --------------------------
                                                   2012     2011     2010
                                                 -------- -------- --------
                                                        (In millions)
   Investment income:
   Fixed maturity securities....................  $   525  $   468  $   430
   Mortgage loans...............................       87       76       53
   Policy loans.................................        5        4        4
   Real estate and real estate joint ventures...        1       --       (2)
   Other limited partnership interests..........       54       42       52
   Cash, cash equivalents and short-term
     investments................................        1       --       (2)
   Other........................................        7        9       --
                                                 -------- -------- --------
     Subtotal...................................      680      599      535
   Less: Investment expenses....................       19       13       15
                                                 -------- -------- --------
     Net investment income......................  $   661  $   586  $   520
                                                 ======== ======== ========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  See "-- Related Party Investment Transactions" for discussion of affiliated net investment income and investment expenses.

Net Investment Gains (Losses)

 Components of Net Investment Gains (Losses)

  The components of net investment gains (losses) were as follows:

                                                                     Years Ended December 31,
                                                                    -------------------------
                                                                        2012     2011     2010
                                                                    -------- -------- --------
                                                                          (In millions)
Total gains (losses) on fixed maturity securities:
  Total OTTI losses recognized -- by sector and industry:
   U.S. and foreign corporate securities -- by industry:
     Finance.......................................................  $   (1)  $   --   $   --
     Utility.......................................................      --       --       (1)
                                                                     ------   ------   ------
       Total U.S. and foreign corporate securities.................      (1)      --       (1)
   RMBS............................................................      (1)      (2)      (2)
   CMBS............................................................      --       --       (1)
                                                                     ------   ------   ------

   OTTI losses on fixed maturity securities recognized in earnings.      (2)      (2)      (4)
  Fixed maturity securities -- net gains (losses) on sales
   and disposals...................................................      23       (5)      30
                                                                     ------   ------   ------
   Total gains (losses) on fixed maturity securities...............      21       (7)      26
                                                                     ------   ------   ------
Other net investment gains (losses):
  Equity securities................................................      --       (1)      --
  Mortgage loans...................................................       3        2       (9)
  Real estate and real estate joint ventures.......................      --       --       (1)
  Other limited partnership interests..............................       1       (1)      (1)
                                                                     ------   ------   ------
   Total net investment gains (losses).............................  $   25   $   (7)  $   15
                                                                     ======   ======   ======

  See "-- Related Party Investment Transactions" for discussion of affiliated net investment gains (losses) related to transfers of invested assets to affiliates.

  Gains (losses) from foreign currency transactions included within net investment gains (losses) were less than $1 million, $1 million and less than $1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Sales or Disposals and Impairments of Fixed Maturity and Equity Securities

  Proceeds from sales or disposals of fixed maturity and equity securities and the components of fixed maturity and equity securities net investment gains (losses) are as shown in the table below. Investment gains and losses on sales of securities are determined on a specific identification basis.

                                                                        Years Ended December 31,
                                              ---------------------------------------------------------------------------
                                                2012     2011     2010    2012    2011    2010    2012     2011     2010
                                              -------  -------  -------  ------ -------  ------ -------  -------  -------
                                                    Fixed Maturity
                                                      Securities           Equity Securities              Total
                                              -------------------------  ---------------------- -------------------------
                                                                             (In millions)

Proceeds..................................... $ 2,021  $ 2,510  $ 3,329  $    3 $     5  $    3 $ 2,024  $ 2,515  $ 3,332
                                              =======  =======  =======  ====== =======  ====== =======  =======  =======
Gross investment gains....................... $    32  $    13  $    52  $   -- $    --  $   -- $    32  $    13  $    52
                                              -------  -------  -------  ------ -------  ------ -------  -------  -------
Gross investment losses......................      (9)     (18)     (22)     --      --      --      (9)     (18)     (22)
                                              -------  -------  -------  ------ -------  ------ -------  -------  -------
Total OTTI losses recognized in earnings:
  Credit-related.............................      (1)      (2)      (4)     --      --      --      (1)      (2)      (4)
  Other (1)..................................      (1)      --       --      --      (1)     --      (1)      (1)      --
                                              -------  -------  -------  ------ -------  ------ -------  -------  -------
   Total OTTI losses recognized in earnings..      (2)      (2)      (4)     --      (1)     --      (2)      (3)      (4)
                                              -------  -------  -------  ------ -------  ------ -------  -------  -------
    Net investment gains (losses)............ $    21  $    (7) $    26  $   -- $    (1) $   -- $    21  $    (8) $    26
                                              =======  =======  =======  ====== =======  ====== =======  =======  =======

--------

(1)Other OTTI losses recognized in earnings include impairments on (i) equity securities, (ii) perpetual hybrid securities classified within fixed maturity securities where the primary reason for the impairment was the severity and/or the duration of an unrealized loss position and (iii) fixed maturity securities where there is an intent to sell or it is more likely than not that the Company will be required to sell the security before recovery of the decline in estimated fair value.

 Credit Loss Rollforward

  The table below presents a rollforward of the cumulative credit loss component of OTTI loss recognized in earnings on fixed maturity securities still held for which a portion of the OTTI loss was recognized in OCI:

                                                                                  Years Ended December 31,
                                                                               --------------------------
                                                                                   2012          2011
                                                                               --------      --------
                                                                                  (In millions)
Balance, at January 1,........................................................ $      1      $      1
Additions:
 Initial impairments -- credit loss OTTI recognized on securities not
   previously impaired........................................................        1            --
 Additional impairments -- credit loss OTTI recognized on securities
   previously impaired........................................................       --             2
Reductions:
 Sales (maturities, pay downs or prepayments) during the period of securities
   previously impaired as credit loss OTTI....................................       (1)           (1)
 Securities impaired to net present value of expected future cash flows.......       --            (1)
                                                                                 --------      --------
Balance, at December 31,...................................................... $      1      $      1
                                                                                 ========      ========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Related Party Investment Transactions

  In the normal course of business, the Company transfers invested assets, primarily consisting of fixed maturity securities, to and from affiliates. Invested assets transferred to and from affiliates were as follows:

                                                   Years Ended December 31,
                                                   -----------------------
                                                    2012     2011    2010
                                                   -------  ------- -------
                                                        (In millions)
     Estimated fair value of invested assets
       transferred to affiliates.................. $    --  $    -- $   105
     Amortized cost of invested assets
       transferred to affiliates.................. $    --  $    -- $    97
     Net investment gains (losses) recognized on
       transfers.................................. $    --  $    -- $     8
     Estimated fair value of invested assets
       transferred from affiliates................ $    --  $    -- $    46

  The Company loaned $120 million to wholly-owned real estate subsidiaries of an affiliate, MLIC, which are included in mortgage loans. The carrying value of these loans was $117 million and $118 million at December 31, 2012, and 2011, respectively. A loan of $80 million bears interest at 7.26% and is due in quarterly principal and interest payments of $2 million through January 2020, when the principal balance is due. A loan of $40 million bears interest at 7.01% with quarterly interest only payments of $1 million through January 2020, when the principal balance is due. The loans to affiliates are secured by interests in the real estate subsidiaries, which own operating real estate with a fair value in excess of the loans. Net investment income from these loans was $8 million for the year ended December 31, 2012 and $9 million for both the years ended December 31, 2011 and 2010.

  The Company has affiliated loans outstanding, which are included in other invested assets, totaling $125 million at both December 31, 2012 and 2011. At December 31, 2011, the loans were outstanding with Exeter, an affiliate. During 2012, MetLife assumed this affiliated debt from Exeter. The loan is due on December 16, 2021, and bears interest, payable semi-annually, at 5.86%. Net investment income from this loan was $7 million and less than $1 million for the years ended December 31, 2012 and 2011, respectively.

  The Company receives investment administrative services from an affiliate. The related investment administrative service charges were $11 million, $10 million and $8 million for the years ended December 31, 2012, 2011 and 2010, respectively. The Company also had additional affiliated net investment income of less than $1 million for both years ended December 31, 2012 and 2011 and ($2) million for the year ended December 31, 2010.

6. Derivatives

Accounting for Derivatives

  See Note 1 for a description of the Company's accounting policies for derivatives and Note 7 for information about the fair value hierarchy for derivatives.

Derivative Strategies

  The Company is exposed to various risks relating to its ongoing business operations, including interest rate, foreign currency exchange rate, credit and equity market. The Company uses a variety of strategies to manage these risks, including the use of derivatives.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Derivatives are financial instruments whose values are derived from interest rates, foreign currency exchange rates, credit spreads and/or other financial indices. Derivatives may be exchange-traded or contracted in the over-the-counter ("OTC") market. The types of derivatives the Company uses include swaps, forwards, futures and option contracts. To a lesser extent, the Company uses credit default swaps to synthetically replicate investment risks and returns which are not readily available in the cash market. The Company also purchases certain securities, issues certain insurance policies and investment contracts and engages in certain reinsurance agreements that have embedded derivatives.

  Interest Rate Derivatives

    The Company uses a variety of interest rate derivatives to reduce its exposure to changes in interest rates, including interest rate swaps, caps, floors and forwards.

    Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and liabilities (duration mismatches). In an interest rate swap, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest amounts as calculated by reference to an agreed notional amount. The Company utilizes interest rate swaps in fair value, cash flow and non-qualifying hedging relationships.

    The Company purchases interest rate caps and floors primarily to protect its floating rate liabilities against rises in interest rates above a specified level, and against interest rate exposure arising from mismatches between assets and liabilities, as well as to protect its minimum rate guarantee liabilities against declines in interest rates below a specified level, respectively. In certain instances, the Company locks in the economic impact of existing purchased caps and floors by entering into offsetting written caps and floors. The Company utilizes interest rate caps and floors in non-qualifying hedging relationships.

    The Company enters into interest rate forwards to buy and sell securities. The price is agreed upon at the time of the contract and payment for such a contract is made at a specified future date. The Company utilizes interest rate forwards in cash flow and non-qualifying hedging relationships.

    To a lesser extent, the Company uses interest rate futures in non-qualifying hedging relationships.

  Foreign Currency Exchange Rate Derivatives

    The Company uses foreign currency swaps to reduce the risk from fluctuations in foreign currency exchange rates associated with its assets and liabilities denominated in foreign currencies. In a foreign currency swap transaction, the Company agrees with another party to exchange, at specified intervals, the difference between one currency and another at a fixed exchange rate, generally set at inception, calculated by reference to an agreed upon notional amount. The notional amount of each currency is exchanged at the inception and termination of the currency swap by each party. The Company utilizes foreign currency swaps in cash flow and non-qualifying hedging relationships.

    To a lesser extent, the Company uses foreign currency forwards in non-qualifying hedging relationships.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Credit Derivatives

    Credit derivatives primarily include credit default swaps that are used by the Company to hedge against credit-related changes in the value of its investments. In a credit default swap transaction, the Company agrees with another party to pay, at specified intervals, a premium to hedge credit risk. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the delivery of par quantities of the referenced investment equal to the specified swap notional in exchange for the payment of cash amounts by the counterparty equal to the par value of the investment surrendered. Credit events vary by type of issuer but typically include bankruptcy, failure to pay debt obligations, repudiation, moratorium, or involuntary restructuring. In each case, payout on a credit default swap is triggered only after the Credit Derivatives Determinations Committee of the International Swaps and Derivatives Association, Inc. deems that a credit event has occurred. The Company utilizes credit default swaps in non-qualifying hedging relationships.

    Credit default swaps are also used to synthetically create credit investments that are either more expensive to acquire or otherwise unavailable in the cash markets. These transactions are a combination of a derivative and one or more cash instruments such as U.S. Treasury securities, agency securities or other fixed maturity securities. These credit default swaps are not designated as hedging instruments.

  Equity Derivatives

    The Company uses equity index options to reduce its exposure to equity market risk in non-qualifying hedging relationships.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


Primary Risks Managed by Derivatives

   The following table presents the gross notional amount, estimated fair value and primary underlying risk exposure of the Company's derivatives, excluding embedded derivatives, held at:

                                                                                     December 31,
                                                            ---------------------------------------------------------------
                                                                         2012                            2011
                                                            ------------------------------- -------------------------------
                                                                      Estimated Fair Value            Estimated Fair Value
                                                            Notional  --------------------- Notional  ---------------------
                          Primary Underlying Risk Exposure   Amount    Assets   Liabilities  Amount    Assets   Liabilities
                          --------------------------------  --------- --------- ----------- --------- --------- -----------
                                                                                     (In millions)
Derivatives Designated as Hedging Instruments
Fair value hedges:
 Interest rate swaps..... Interest rate.................... $     101 $      --  $       2  $      22 $      --  $       1
                                                            --------- ---------  ---------  --------- ---------  ---------
   Subtotal..............                                         101        --          2         22        --          1
                                                            --------- ---------  ---------  --------- ---------  ---------
Cash flow hedges:
 Interest rate swaps..... Interest rate....................       483        59         --        165        47         --
 Interest rate forwards.. Interest rate....................       260        53         --        410        87         --
 Foreign currency swaps.. Foreign currency exchange rate...       183         2          6        128         7          2
                                                            --------- ---------  ---------  --------- ---------  ---------
   Subtotal.............................................          926       114          6        703       141          2
                                                            --------- ---------  ---------  --------- ---------  ---------
    Total qualifying hedges............................     $   1,027 $     114  $       8  $     725 $     141  $       3
                                                            --------- ---------  ---------  --------- ---------  ---------
Derivatives Not Designated or Not Qualifying as Hedging Instruments
Interest rate swaps...... Interest rate.................... $   1,587 $      96  $      10  $     842 $     107  $      12
Interest rate floors..... Interest rate....................     6,000        93         91      2,000       100         --
Interest rate caps....... Interest rate....................     1,500        --         --      2,000         1         --
Interest rate futures.... Interest rate....................        44        --          1        101         1         --
Foreign currency swaps... Foreign currency exchange rate...       120         1          4         49         2          1
Credit default swaps..... Credit...........................       648         5         --        519         4          5
Equity options........... Equity market....................        36        --         --         23        --         --
                                                            --------- ---------  ---------  --------- ---------  ---------
 Total non-designated or non-qualifying derivatives.......      9,935       195        106      5,534       215         18
                                                            --------- ---------  ---------  --------- ---------  ---------
   Total................................................    $  10,962 $     309  $     114  $   6,259 $     356  $      21
                                                            ========= =========  =========  ========= =========  =========

  The estimated fair value of all derivatives in an asset position is reported within other invested assets in the consolidated balance sheets and the estimated fair value of all derivatives in a liability position is reported within other liabilities in the consolidated balance sheets.

Net Derivative Gains (Losses)

  The components of net derivative gains (losses) were as follows:

                                                     Years Ended December 31,
                                                   -----------------------------
                                                     2012      2011      2010
                                                   --------- --------- ---------
                                                           (In millions)
Derivatives and hedging gains (losses) (1)........ $      37 $     191 $       3
Embedded derivatives..............................     1,157       510       112
                                                   --------- --------- ---------
  Total net derivative gains (losses)............. $   1,194 $     701 $     115
                                                   ========= ========= =========

--------

(1)Includes foreign currency transaction gains (losses) on hedged items in cash flow and non-qualifying hedging relationships, which are not presented elsewhere in this note.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company recognized insignificant net investment income from settlement payments related to qualifying hedges for the years ended December 31, 2012, 2011 and 2010.

  The Company recognized $60 million, $36 million and $20 million of net derivative gains (losses) from settlement payments related to non-qualifying hedges for the years ended December 31, 2012, 2011 and 2010, respectively.

Non-Qualifying Derivatives and Derivatives for Purposes Other Than Hedging

  The following table presents the amount and location of gains (losses) recognized in income for derivatives that were not designated or qualifying as hedging instruments:

                                                        Net            Net
                                                     Derivative     Investment
                                                   Gains (Losses)   Income (1)
                                                   -------------- -------------
                                                           (In millions)
For the Year Ended December 31, 2012:
Interest rate derivatives......................... $         (29) $          --
Foreign currency exchange rate derivatives........            (3)            --
Credit derivatives................................             8             --
Equity derivatives................................            --             (1)
                                                   -------------  -------------
  Total........................................... $         (24) $          (1)
                                                   =============  =============
For the Year Ended December 31, 2011:
Interest rate derivatives......................... $         143  $          --
Foreign currency exchange rate derivatives........            --             --
Credit derivatives................................             1             --
Equity derivatives................................            --             (2)
                                                   -------------  -------------
  Total........................................... $         144  $          (2)
                                                   =============  =============
For the Year Ended December 31, 2010:
Interest rate derivatives......................... $         (16) $          --
Foreign currency exchange rate derivatives........            (3)            --
Credit derivatives................................             1             --
Equity derivatives................................            --             (1)
                                                   -------------  -------------
  Total........................................... $         (18) $          (1)
                                                   =============  =============

--------

(1)Changes in estimated fair value related to economic hedges of equity method investments in joint ventures.

Fair Value Hedges

  The Company designates and accounts for interest rate swaps to convert fixed rate assets to floating rate assets as fair value hedges when they have met the requirements of fair value hedging.

  The Company recognized ($1) million in net derivative gains (losses) representing the ineffective portion of all fair value hedges for the year ended December 31, 2012. The Company recognized insignificant amounts in net derivative gains (losses) representing the ineffective portion of all fair value hedges for the years ended

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

December 31, 2011 and 2010. Changes in the fair value of the derivatives recognized in net derivative gains (losses) were ($2) million for the year ended December 31, 2012, and insignificant for the years ended December 31, 2011 and 2010. Changes in the fair value of the hedged items recognized in net derivative gains (losses) were $1 million for the year ended December 31, 2012, and insignificant for the years ended December 31, 2011 and 2010.

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

Cash Flow Hedges

  The Company designates and accounts for the following as cash flow hedges when they have met the requirements of cash flow hedging: (i) foreign currency swaps to hedge the foreign currency cash flow exposure of foreign currency denominated assets and liabilities; (ii) interest rate forwards to lock in the price to be paid for forward purchases of investments; and (iii) interest rate swaps and interest rate forwards to hedge the forecasted purchases of fixed-rate investments.

  In certain instances, the Company discontinued cash flow hedge accounting because the forecasted transactions were no longer probable of occurring. Because certain of the forecasted transactions also were not probable of occurring within two months of the anticipated date, the Company reclassified $0, $1 million and $0 from AOCI into net derivative gains (losses) for the years ended December 31, 2012, 2011 and 2010, respectively, related to such discontinued cash flow hedges.

  At December 31, 2012 and 2011, the maximum length of time over which the Company was hedging its exposure to variability in future cash flows for forecasted transactions did not exceed seven years and five years, respectively.

  At December 31, 2012 and 2011, the balance in AOCI associated with cash flow hedges was $142 million and $126 million, respectively.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents the effects of derivatives in cash flow hedging relationships on the consolidated statements of operations and the consolidated statements of stockholder's equity:

                                        Amount of Gains (Losses)    Amount and Location of Gains
                                        Deferred in Accumulated      (Losses) Reclassified from
Derivatives in Cash Flow               Other Comprehensive Income Accumulated Other Comprehensive
Hedging Relationships                    (Loss) on Derivatives    Income (Loss) into Income (Loss)
-------------------------------------- -------------------------- --------------------------------
                                          (Effective Portion)           (Effective Portion)
                                       -------------------------- --------------------------------
                                                                           Net Derivative
                                                                           Gains (Losses)
                                                                  --------------------------------
                                                              (In millions)
For the Year Ended December 31, 2012:
 Interest rate swaps..................    $                 27          $                 --
 Interest rate forwards...............                      (1)                            1
 Foreign currency swaps...............                      (9)                           --
                                          --------------------          --------------------
   Total..............................    $                 17          $                  1
                                          ====================          ====================
For the Year Ended December 31, 2011:
 Interest rate swaps..................    $                 57          $                  1
 Interest rate forwards...............                     144                             9
 Foreign currency swaps...............                       7                            (1)
                                          --------------------          --------------------
   Total..............................    $                208          $                  9
                                          ====================          ====================
For the Year Ended December 31, 2010:
 Interest rate swaps..................    $                (21)         $                 --
 Interest rate forwards...............                     (48)                            2
 Foreign currency swaps...............                      (1)                           --
                                          --------------------          --------------------
   Total..............................    $                (70)         $                  2
                                          ====================          ====================

  All components of each derivative's gain or loss were included in the assessment of hedge effectiveness.

  At December 31, 2012, $1 million of deferred net gains (losses) on derivatives in AOCI was expected to be reclassified to earnings within the next 12 months.

Credit Derivatives

  In connection with synthetically created credit investment transactions, the Company writes credit default swaps for which it receives a premium to insure credit risk. Such credit derivatives are included within the non-qualifying derivatives and derivatives for purposes other than hedging table. If a credit event occurs, as defined by the contract, the contract may be cash settled or it may be settled gross by the Company paying the counterparty the specified swap notional amount in exchange for the delivery of par quantities of the referenced credit obligation. The Company's maximum amount at risk, assuming the value of all referenced credit obligations is zero, was $624 million and $469 million at December 31, 2012 and 2011, respectively. The Company can terminate these contracts at any time through cash settlement with the counterparty at an amount equal to the then current fair value of the credit default swaps. At December 31, 2012 and 2011, the Company would have received $5 million and paid $2 million, respectively, to terminate all of these contracts.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following table presents the estimated fair value, maximum amount of future payments and weighted average years to maturity of written credit default swaps at:

                                                                              December 31,
                                              -----------------------------------------------------------------------------
                                                               2012                                   2011
                                              -------------------------------------- --------------------------------------
                                                            Maximum                                Maximum
                                              Estimated    Amount of                 Estimated    Amount of
                                              Fair Value     Future       Weighted   Fair Value     Future       Weighted
                                              of Credit  Payments under   Average    of Credit  Payments under   Average
Rating Agency Designation of Referenced        Default   Credit Default   Years to    Default   Credit Default   Years to
Credit Obligations (1)                          Swaps      Swaps (2)    Maturity (3)   Swaps      Swaps (2)    Maturity (3)
---------------------------------------       ---------- -------------- ------------ ---------- -------------- ------------
                                                    (In millions)                          (In millions)
Aaa/Aa/A
Single name credit default swaps (corporate).  $     1      $    43           2.9     $     1      $    63           4.1
Credit default swaps referencing indices.....       --           42           1.8           1           43           2.8
                                               -------      -------                   -------      -------
  Subtotal...................................        1           85           2.3           2          106           3.6
                                               -------      -------                   -------      -------
Baa
Single name credit default swaps (corporate).        1           80           3.6          (1)          85           4.6
Credit default swaps referencing indices.....        3          423           4.5          (3)         278           4.7
                                               -------      -------                   -------      -------
  Subtotal...................................        4          503           4.4          (4)         363           4.6
                                               -------      -------                   -------      -------
B
Single name credit default swaps (corporate).       --           --            --          --           --            --
Credit default swaps referencing indices.....       --           36           5.0          --           --            --
                                               -------      -------                   -------      -------
  Subtotal...................................       --           36           5.0          --           --            --
                                               -------      -------                   -------      -------
    Total....................................  $     5      $   624           4.1     $    (2)     $   469           4.4
                                               =======      =======                   =======      =======

--------

(1)The rating agency designations are based on availability and the midpoint of the applicable ratings among Moody's Investors Service ("Moody's"), S&P and Fitch Ratings. If no rating is available from a rating agency, then an internally developed rating is used.

(2)Assumes the value of the referenced credit obligations is zero.

(3)The weighted average years to maturity of the credit default swaps is calculated based on weighted average notional amounts.

Credit Risk on Freestanding Derivatives

  The Company may be exposed to credit-related losses in the event of nonperformance by counterparties to derivatives. Generally, the current credit exposure of the Company's derivatives is limited to the net positive estimated fair value of derivatives at the reporting date after taking into consideration the existence of netting agreements and any collateral received pursuant to credit support annexes.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The Company manages its credit risk related to OTC derivatives by entering into transactions with creditworthy counterparties, maintaining collateral arrangements and through the use of master agreements that provide for netting of payments by product and currency for periodic settlements and a single net payment to be made by one party upon termination. Because exchange-traded futures are effected through regulated exchanges, and positions are marked to market on a daily basis, the Company has minimal exposure to credit-related losses in the event of nonperformance by counterparties to such derivatives. See Note 7 for a description of the impact of credit risk on the valuation of derivatives.

  The Company enters into various collateral arrangements which require both the pledging and accepting of collateral in connection with its OTC derivatives. At December 31, 2012 and 2011, the Company was obligated to return cash collateral under its control of $249 million and $243 million, respectively. This cash collateral is included in cash and cash equivalents or in short-term investments and the obligation to return it is included in payables for collateral under securities loaned and other transactions in the consolidated balance sheets. At December 31, 2012 and 2011, the Company had received collateral consisting of various securities with a fair market value of $64 million and $66 million, respectively, which were held in separate custodial accounts. Subject to certain constraints, the Company is permitted by contract to sell or repledge this collateral, but at December 31, 2012, none of the collateral had been sold or repledged.

  The Company's collateral arrangements for its OTC derivatives generally require the counterparty in a net liability position, after considering the effect of netting agreements, to pledge collateral when the fair value of that counterparty's derivatives reaches a pre-determined threshold. Certain of these arrangements also include credit-contingent provisions that provide for a reduction of these thresholds (on a sliding scale that converges toward zero) in the event of downgrades in the credit ratings of the Company and/or the counterparty. In addition, certain of the Company's netting agreements for derivatives contain provisions that require both the Company and the counterparty to maintain a specific investment grade credit rating from each of Moody's and S&P. If a party's credit ratings were to fall below that specific investment grade credit rating, that party would be in violation of these provisions, and the other party to the derivatives could terminate the transactions and demand immediate settlement and payment based on such party's reasonable valuation of the derivatives.

  The following table presents the estimated fair value of the Company's OTC derivatives that are in a net liability position after considering the effect of netting agreements, together with the estimated fair value and balance sheet location of the collateral pledged. The table also presents the incremental collateral that the Company would be required to provide if there was a one notch downgrade in the Company's credit rating at the reporting date or if the Company's credit rating sustained a downgrade to a level that triggered full overnight collateralization or termination of the derivative position at the reporting date. Derivatives that are not subject to collateral agreements are not included in the scope of this table.

                                                      Estimated Fair Value of         Fair Value of Incremental
                                                      Collateral Provided (2):        Collateral Provided Upon:
                                                      ------------------------ ----------------------------------------
                                                                                                   Downgrade in the
                                                                                  One Notch    Company's Credit Rating
                                                                                  Downgrade    to a Level that Triggers
                                     Estimated                                     in the           Full Overnight
                                   Fair Value of                                  Company's      Collateralization or
                                 Derivatives in Net        Fixed Maturity          Credit           Termination of
                               Liability Position (1)        Securities            Rating      the Derivative Position
                               ---------------------- ------------------------ --------------- ------------------------
                                                                    (In millions)
December 31, 2012.............    $           104        $             101     $            --    $                7
December 31, 2011.............    $            --        $              --     $            --    $               --

--------

(1)After taking into consideration the existence of netting agreements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


(2)Included in fixed maturity securities in the consolidated balance sheets. Subject to certain constraints, the counterparties are permitted by contract to sell or repledge this collateral. At both December 31, 2012 and 2011, the Company did not provide any cash collateral.

  The Company also has exchange-traded futures, which may require the pledging of collateral. At both December 31, 2012 and 2011, the Company did not pledge any securities collateral for exchange-traded futures. At December 31, 2012 and 2011, the Company provided cash collateral for exchange-traded futures of $2 million and $6 million, respectively, which is included in premiums, reinsurance and other receivables.

Embedded Derivatives

  The Company issues certain products or purchases certain investments that contain embedded derivatives that are required to be separated from their host contracts and accounted for as freestanding derivatives. These host contracts principally include: variable annuities with guaranteed minimum benefits, including GMWBs, GMABs and certain GMIBs; affiliated ceded reinsurance of guaranteed minimum benefits related to GMWBs, GMABs and certain GMIBs; and funds withheld on ceded reinsurance.

  The following table presents the estimated fair value and balance sheet location of the Company's embedded derivatives that have been separated from their host contracts at:

                                                                                                December 31,
                                                                                              -----------------
                                                           Balance Sheet Location               2012     2011
                                                 -------------------------------------------- -------- --------
                                                                                                (In millions)
Net embedded derivatives within asset host
contracts:
  Ceded guaranteed minimum benefits............. Premiums, reinsurance and other receivables. $  3,891 $  3,009
  Options embedded in debt or equity securities. Investments.................................      (5)       --
                                                                                              -------- --------
    Net embedded derivatives within asset host contracts.................................     $  3,886 $  3,009
                                                                                              ======== ========
Net embedded derivatives within liability host
contracts:
  Direct guaranteed minimum benefits............ PABs........................................ $    660 $  1,189
  Funds withheld on ceded reinsurance........... Other liabilities...........................      552      416
                                                                                              -------- --------
    Net embedded derivatives within liability host contracts.............................     $  1,212 $  1,605
                                                                                              ======== ========

  The following table presents changes in estimated fair value related to embedded derivatives:

                                                     Years Ended December 31,
                                                   -----------------------------
                                                     2012      2011      2010
                                                   --------- --------- ---------
                                                           (In millions)
Net derivative gains (losses) (1), (2)............ $   1,157 $     510 $     112

--------

(1)The valuation of direct guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment, were ($225) million, $346 million and ($140) million for the years ended December 31, 2012, 2011 and 2010, respectively. In

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

   addition, the valuation of ceded guaranteed minimum benefits includes a nonperformance risk adjustment. The amounts included in net derivative gains (losses) in connection with this adjustment, were $124 million, ($476) million and $210 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(2)See Note 4 for discussion of affiliated net derivative gains (losses) included in the table above.

7. Fair Value

  When developing estimated fair values, the Company considers three broad valuation techniques: (i) the market approach, (ii) the income approach, and
(iii) the cost approach. The Company determines the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs, giving priority to observable inputs. The Company categorizes its assets and liabilities measured at estimated fair value into a three-level hierarchy, based on the significant input with the lowest level in its valuation. The input levels are as follows:

Level 1  Unadjusted quoted prices in active markets for identical assets or liabilities. The Company defines active markets based on average trading volume for equity securities. The size of the bid/
         ask spread is used as an indicator of market activity for fixed maturity securities.

Level 2  Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. These inputs can include quoted prices for similar assets or liabilities other than quoted prices in Level 1, quoted prices in markets that are not active, or other significant inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3  Unobservable inputs that are supported by little or no market activity and are significant to the determination of estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

  Financial markets are susceptible to severe events evidenced by rapid depreciation in asset values accompanied by a reduction in asset liquidity. The Company's ability to sell securities, or the price ultimately realized for these securities, depends upon the demand and liquidity in the market and increases the use of judgment in determining the estimated fair value of certain securities.

  Considerable judgment is often required in interpreting market data to develop estimates of fair value, and the use of different assumptions or valuation methodologies may have a material effect on the estimated fair value amounts.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Recurring Fair Value Measurements

  The assets and liabilities measured at estimated fair value on a recurring basis were determined as described below. These estimated fair values and their corresponding placement in the fair value hierarchy are summarized as follows:

                                                                    December 31, 2012
                                                   ---------------------------------------------------
                                                          Fair Value Hierarchy
                                                   -----------------------------------
                                                                                          Total Estimated
                                                     Level 1     Level 2        Level 3     Fair Value
                                                   ----------- -----------    ----------- ---------------
                                                                      (In millions)
Assets:
Fixed maturity securities:
 U.S. corporate................................... $        -- $     4,475    $       233     $     4,708
 Foreign corporate................................          --       1,624            306           1,930
 RMBS.............................................          --       1,418             48           1,466
 U.S. Treasury and agency.........................         297         994             --           1,291
 State and political subdivision..................          --         924             --             924
 CMBS.............................................          --         516             11             527
 ABS..............................................          --         288             72             360
 Foreign government...............................          --         179              2             181
                                                   ----------- -----------    -----------     -----------
   Total fixed maturity securities................         297      10,418            672          11,387
                                                   ----------- -----------    -----------     -----------
Equity securities:
 Non-redeemable preferred stock...................          --          22              1              23
 Common stock.....................................          --          11             --              11
                                                   ----------- -----------    -----------     -----------
   Total equity securities........................          --          33              1              34
                                                   ----------- -----------    -----------     -----------
Short-term investments............................         245         477             --             722
Derivative assets: (1)
 Interest rate....................................          --         248             53             301
 Foreign currency exchange rate...................          --           3             --               3
 Credit...........................................          --           4              1               5
                                                   ----------- -----------    -----------     -----------
   Total derivative assets........................          --         255             54             309
Net embedded derivatives within asset host
 contracts (2)....................................          --          --          3,891           3,891
Separate account assets (3).......................          75      70,801             --          70,876
                                                   ----------- -----------    -----------     -----------
   Total assets................................... $       617 $    81,984    $     4,618     $    87,219
                                                   =========== ===========    ===========     ===========
Liabilities:
Derivative liabilities: (1)
 Interest rate.................................... $         1 $       103    $        --     $       104
 Foreign currency exchange rate...................          --          10             --              10
 Credit...........................................          --          --             --              --
                                                   ----------- -----------    -----------     -----------
   Total derivative liabilities...................           1         113             --             114
Net embedded derivatives within liability host
 contracts (2)....................................          --          --          1,212           1,212
                                                   ----------- -----------    -----------     -----------
 Total liabilities................................ $         1 $       113    $     1,212     $     1,326
                                                   =========== ===========    ===========     ===========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


                                                                    December 31, 2011
                                                   ---------------------------------------------------
                                                          Fair Value Hierarchy
                                                   -----------------------------------
                                                                                       Total Estimated
                                                     Level 1     Level 2     Level 3     Fair Value
                                                   ----------- ----------- ----------- ---------------
                                                                      (In millions)
Assets:
Fixed maturity securities:
 U.S. corporate................................... $        -- $     3,825 $       141      $    3,966
 Foreign corporate................................          --       1,628         144           1,772
 RMBS.............................................          --       1,280          33           1,313
 U.S. Treasury and agency.........................         625         902          --           1,527
 State and political subdivision..................          --         781          --             781
 CMBS.............................................          --         555          12             567
 ABS..............................................          --         310          55             365
 Foreign government...............................          --         164           2             166
                                                   ----------- ----------- -----------      ----------
   Total fixed maturity securities................         625       9,445         387          10,457
                                                   ----------- ----------- -----------      ----------
Equity securities:
 Non-redeemable preferred stock...................          --          --           1               1
 Common stock.....................................           1          --          --               1
                                                   ----------- ----------- -----------      ----------
   Total equity securities........................           1          --           1               2
                                                   ----------- ----------- -----------      ----------
Short-term investments............................         233         546          --             779
Derivative assets: (1)
 Interest rate....................................           1         255          87             343
 Foreign currency exchange rate...................          --           9          --               9
 Credit...........................................          --           3           1               4
                                                   ----------- ----------- -----------      ----------
   Total derivative assets........................           1         267          88             356
Net embedded derivatives within asset host
 contracts (2)....................................          --          --       3,009           3,009
Separate account assets (3).......................          96      56,724          --          56,820
                                                   ----------- ----------- -----------      ----------
   Total assets................................... $       956 $    66,982 $     3,485      $   71,423
                                                   =========== =========== ===========      ==========
Liabilities:
Derivative liabilities: (1)
 Interest rate.................................... $        -- $        13 $        --      $       13
 Foreign currency exchange rate...................          --           3          --               3
 Credit...........................................          --           5          --               5
                                                   ----------- ----------- -----------      ----------
   Total derivative liabilities...................          --          21          --              21
Net embedded derivatives within liability host
 contracts (2)....................................          --          --       1,605           1,605
                                                   ----------- ----------- -----------      ----------
 Total liabilities................................ $        -- $        21 $     1,605      $    1,626
                                                   =========== =========== ===========      ==========

--------

(1)Derivative assets are presented within other invested assets in the consolidated balance sheets and derivative liabilities are presented within other liabilities in the consolidated balance sheets. The amounts are presented gross in the tables above to reflect the presentation in the consolidated balance sheets, but are presented net for purposes of the rollforward in the Fair Value Measurements Using Significant Unobservable Inputs (Level 3) tables.

(2)Net embedded derivatives within asset host contracts are presented within premiums, reinsurance and other receivables in the consolidated balance sheets. Net embedded derivatives within liability host contracts are presented primarily within PABs and other liabilities in the consolidated balance sheets. At December 31, 2012, equity securities included embedded derivatives ($5) million. At December 31, 2011, there were no embedded derivatives included in equity securities.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


(3)Investment performance related to separate account assets is fully offset by corresponding amounts credited to contractholders whose liability is reflected within separate account liabilities. Separate account liabilities are set equal to the estimated fair value of separate account assets.

  The following describes the valuation methodologies used to measure assets and liabilities at fair value. The description includes the valuation techniques and key inputs for each category of assets or liabilities that are classified within Level 2 and Level 3 of the fair value hierarchy.

Investments

 Valuation Controls and Procedures

    On behalf of the Company and MetLife, Inc.'s Chief Investment Officer and Chief Financial Officer, a pricing and valuation committee that is independent of the trading and investing functions and comprised of senior management, provides oversight of control systems and valuation policies for securities, mortgage loans and derivatives. On a monthly basis, this committee reviews and approves new transaction types and markets, ensures that observable market prices and market-based parameters are used for valuation, wherever possible, and determines that judgmental valuation adjustments, when applied, are based upon established policies and are applied consistently over time. This committee also provides oversight of the selection of independent third party pricing providers and the controls and procedures to evaluate third party pricing. Periodically, the Chief Accounting Officer reports to MetLife Insurance Company of Connecticut's Audit Committee regarding compliance with fair value accounting standards.

    The Company reviews its valuation methodologies on an ongoing basis and revises those methodologies when necessary based on changing market conditions. Assurance is gained on the overall reasonableness and consistent application of input assumptions, valuation methodologies and compliance with fair value accounting standards through controls designed to ensure valuations represent an exit price. Several controls are utilized, including certain monthly controls, which include, but are not limited to, analysis of portfolio returns to corresponding benchmark returns, comparing a sample of executed prices of securities sold to the fair value estimates, comparing fair value estimates to management's knowledge of the current market, reviewing the bid/ask spreads to assess activity, comparing prices from multiple independent pricing services and ongoing due diligence to confirm that independent pricing services use market-based parameters. The process includes a determination of the observability of inputs used in estimated fair values received from independent pricing services or brokers by assessing whether these inputs can be corroborated by observable market data. The Company ensures that prices received from independent brokers, also referred to herein as "consensus pricing," represent a reasonable estimate of fair value by reviewing such pricing with the Company's knowledge of the current market dynamics and current pricing for similar financial instruments. While independent non-binding broker quotations are utilized, they are not used for a significant portion of the portfolio. For example, fixed maturity securities priced using independent non-binding broker quotations represent 0.2% of the total estimated fair value of fixed maturity securities and 4% of the total estimated fair value of Level 3 fixed maturity securities.

    The Company also applies a formal process to challenge any prices received from independent pricing services that are not considered representative of estimated fair value. If prices received from independent pricing services are not considered reflective of market activity or representative of estimated fair value, independent non-binding broker quotations are obtained, or an internally developed valuation is prepared. Internally developed valuations of current estimated fair value, which reflect internal estimates of liquidity and nonperformance risks, compared with pricing received from the independent pricing services, did not produce

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

  material differences in the estimated fair values for the majority of the portfolio; accordingly, overrides were not material. This is, in part, because internal estimates of liquidity and nonperformance risks are generally based on available market evidence and estimates used by other market participants. In the absence of such market-based evidence, management's best estimate is used.

 Securities and Short-term Investments

    When available, the estimated fair value of these investments are based on quoted prices in active markets that are readily and regularly obtainable. Generally, these are the most liquid of the Company's securities holdings and valuation of these securities does not involve management's judgment.

    When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, giving priority to observable inputs. The significant inputs to the market standard valuation methodologies for certain types of securities with reasonable levels of price transparency are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. When observable inputs are not available, the market standard valuation methodologies rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. These unobservable inputs can be based in large part on management's judgment or estimation and cannot be supported by reference to market activity. Even though these inputs are unobservable, management believes they are consistent with what other market participants would use when pricing such securities and are considered appropriate given the circumstances.

Level 2 Valuation Techniques and Key Inputs:

  This level includes fixed maturity securities and equity securities priced principally by independent pricing services using observable inputs. Short-term investments within this level are of a similar nature and class to the Level 2 fixed maturity securities and equity securities.

 U.S. corporate and foreign corporate securities

    These securities are principally valued using the market and income approaches. Valuations are based primarily on quoted prices in markets that are not active, or using matrix pricing or other similar techniques that use standard market observable inputs such as benchmark yields, spreads off benchmark yields, new issuances, issuer rating, duration, and trades of identical or comparable securities. Investment grade privately placed securities are valued using discounted cash flow methodologies using standard market observable inputs, and inputs derived from, or corroborated by, market observable data including market yield curve, duration, call provisions, observable prices and spreads for similar publicly traded or privately traded issues that incorporate the credit quality and industry sector of the issuer. This level also includes certain below investment grade privately placed fixed maturity securities priced by independent pricing services that use observable inputs.

 Structured securities comprised of RMBS, CMBS and ABS

    These securities are principally valued using the market and income approaches. Valuation is based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using standard market inputs including spreads for actively traded securities, spreads off benchmark yields, expected

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

  prepayment speeds and volumes, current and forecasted loss severity, rating, weighted average coupon, weighted average maturity, average delinquency rates, geographic region, debt-service coverage ratios and issuance-specific information, including, but not limited to: collateral type, payment terms of the underlying assets, payment priority within the tranche, structure of the security, deal performance and vintage of loans.

 U.S. Treasury and agency securities

    These securities are principally valued using the market approach. Valuation is based primarily on quoted prices in markets that are not active or using matrix pricing or other similar techniques using standard market observable inputs such as benchmark U.S. Treasury yield curve, the spread off the U.S. Treasury yield curve for the identical security and comparable securities that are actively traded.

 State and political subdivision and foreign government securities

    These securities are principally valued using the market approach. Valuation is based primarily on matrix pricing or other similar techniques using standard market observable inputs including benchmark U.S. Treasury yield or other yields, issuer ratings, broker-dealer quotes, issuer spreads and reported trades of similar securities, including those within the same sub-sector or with a similar maturity or credit rating.

 Non-redeemable preferred and common stock

    These securities are principally valued using the market approach where market quotes are available but are not considered actively traded. Valuation is based principally on observable inputs including quoted prices in markets that are not considered active.

Level 3 Valuation Techniques and Key Inputs:

  In general, fixed maturity securities and equity securities classified within Level 3 use many of the same valuation techniques and inputs as described in the Level 2 Valuation Techniques and Key Inputs. However, if key inputs are unobservable, or if the investments are less liquid and there is very limited trading activity, the investments are generally classified as Level 3. The use of independent non-binding broker quotations to value investments generally indicates there is a lack of liquidity or a lack of transparency in the process to develop the valuation estimates, generally causing these investments to be classified in Level 3.

  U.S. corporate and foreign corporate securities

    These securities, including financial services industry hybrid securities classified within fixed maturity securities, are principally valued using the market approach. Valuations are based primarily on matrix pricing or other similar techniques that utilize unobservable inputs or inputs that cannot be derived principally from, or corroborated by, observable market data, including illiquidity premium, delta spread adjustments or spreads over below investment grade curves to reflect industry trends or specific credit-related issues; and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain valuations are based on independent non-binding broker quotations.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Structured securities comprised of RMBS, CMBS and ABS

    These securities are principally valued using the market and income approaches. Valuation is based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques that utilize inputs that are unobservable or cannot be derived principally from, or corroborated by, observable market data including spreads over below investment grade curves to reflect industry trends on specific credit-related issues. Below investment grade securities, alternative residential mortgage loan RMBS and sub-prime RMBS included in this level are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2. Certain of these valuations are based on independent non-binding broker quotations.

  Foreign government securities

    These securities are principally valued using the market and income approaches. Valuation is based primarily on independent non-binding broker quotations and inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2.

  Non-redeemable preferred stock

    These securities, including privately held securities and financial services industry hybrid securities classified within equity securities, are principally valued using the market and income approaches. Valuations are based primarily on matrix pricing, discounted cash flow methodologies or other similar techniques using inputs such as comparable credit rating and issuance structure. Certain of these securities are valued based on inputs including quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2 and independent non-binding broker quotations.

 Separate Account Assets

  Separate account assets are carried at estimated fair value and reported as a summarized total on the consolidated balance sheets. The estimated fair value of separate account assets is based on the estimated fair value of the underlying assets. Assets within the Company's separate accounts include: mutual funds, fixed maturity securities, equity securities, derivatives, short-term investments and cash and cash equivalents.

  Level 2 Valuation Techniques and Key Inputs:

    These assets are comprised of investments that are similar in nature to the instruments described under "-- Securities and Short-term Investments." Also included are certain mutual funds without readily determinable fair values, as prices are not published publicly. Valuation of the mutual funds is based upon quoted prices or reported NAVs provided by the fund managers.

Derivatives

  The estimated fair value of derivatives is determined through the use of quoted market prices for exchange-traded derivatives or through the use of pricing models for OTC derivatives. The determination of estimated fair value, when quoted market values are not available, is based on market standard valuation methodologies and inputs that management believes are consistent with what other market participants would use when pricing such

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

instruments. Derivative valuations can be affected by changes in interest rates, foreign currency exchange rates, financial indices, credit spreads, default risk, nonperformance risk, volatility, liquidity and changes in estimates and assumptions used in the pricing models. The valuation controls and procedures for derivatives are described in "--Investments."

  The significant inputs to the pricing models for most OTC derivatives are inputs that are observable in the market or can be derived principally from, or corroborated by, observable market data. Significant inputs that are observable generally include: interest rates, foreign currency exchange rates, interest rate curves, credit curves and volatility. However, certain OTC derivatives may rely on inputs that are significant to the estimated fair value that are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant inputs that are unobservable generally include references to emerging market currencies and inputs that are outside the observable portion of the interest rate curve, credit curve, volatility or other relevant market measure. These unobservable inputs may involve significant management judgment or estimation. Even though unobservable, these inputs are based on assumptions deemed appropriate given the circumstances and management believes they are consistent with what other market participants would use when pricing such instruments.

  The credit risk of both the counterparty and the Company are considered in determining the estimated fair value for all OTC derivatives, and any potential credit adjustment is based on the net exposure by counterparty after taking into account the effects of netting agreements and collateral arrangements. The Company values its derivatives using the standard swap curve which includes a spread to the risk free rate. This credit spread is appropriate for those parties that execute trades at pricing levels consistent with the standard swap curve. As the Company and its significant derivative counterparties consistently execute trades at such pricing levels, additional credit risk adjustments are not currently required in the valuation process. The Company's ability to consistently execute at such pricing levels is in part due to the netting agreements and collateral arrangements that are in place with all of its significant derivative counterparties. An evaluation of the requirement to make additional credit risk adjustments is performed by the Company each reporting period.

  Most inputs for OTC derivatives are mid-market inputs but, in certain cases, bid level inputs are used when they are deemed more representative of exit value. Market liquidity, as well as the use of different methodologies, assumptions and inputs, may have a material effect on the estimated fair values of the Company's derivatives and could materially affect net income.

  Freestanding Derivatives

   Level 2 Valuation Techniques and Key Inputs:

     This level includes all types of derivatives utilized by the Company with the exception of exchange-traded derivatives included within Level 1 and those derivatives with unobservable inputs as described in Level 3. These derivatives are principally valued using the income approach.

    Interest rate

     Non-option-based. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve and London Interbank Offered Rate ("LIBOR") basis curves.

     Option-based. -- Valuations are based on option pricing models, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves and interest rate volatility.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


    Foreign currency exchange rate

     Non-option-based. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, LIBOR basis curves, currency spot rates and cross currency basis curves.

    Credit

     Non-option-based. -- Valuations are based on present value techniques, which utilize significant inputs that may include the swap yield curve, credit curves and recovery rates.

  Level 3 Valuation Techniques and Key Inputs:

    These derivatives are principally valued using the income approach. Valuations of non-option-based derivatives utilize present value techniques, whereas valuations of option-based derivatives utilize option pricing models. These valuation methodologies generally use the same inputs as described in the corresponding sections above for Level 2 measurements of derivatives. However, these derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data.

    Interest rate

     Non-option-based. -- Significant unobservable inputs may include the extrapolation beyond observable limits of the swap yield curve and LIBOR basis curves.

    Credit

     Non-option-based. -- Significant unobservable inputs may include credit spreads, repurchase rates and the extrapolation beyond observable limits of the swap yield curve and credit curves.

 Embedded Derivatives

  Embedded derivatives principally include certain direct and ceded variable annuity guarantees and embedded derivatives related to funds withheld on ceded reinsurance. Embedded derivatives are recorded at estimated fair value with changes in estimated fair value reported in net income.

  The Company issues certain variable annuity products with guaranteed minimum benefits. GMWBs, GMABs and GMIBs are embedded derivatives, which are measured at estimated fair value separately from the host variable annuity contract, with changes in estimated fair value reported in net derivative gains (losses). These embedded derivatives are classified within PABs in the consolidated balance sheets.

  The fair value of these embedded derivatives, estimated as the present value of projected future benefits minus the present value of projected future fees using actuarial and capital market assumptions including expectations concerning policyholder behavior, is calculated by the Company's actuarial department. The calculation is based on in-force business, and is performed using standard actuarial valuation software which projects future cash flows from the embedded derivative over multiple risk neutral stochastic scenarios using observable risk free rates.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Capital market assumptions, such as risk free rates and implied volatilities, are based on market prices for publicly traded instruments to the extent that prices for such instruments are observable. Implied volatilities beyond the observable period are extrapolated based on observable implied volatilities and historical volatilities. Actuarial assumptions, including mortality, lapse, withdrawal and utilization, are unobservable and are reviewed at least annually based on actuarial studies of historical experience.

  The valuation of these guarantee liabilities includes nonperformance risk adjustments and adjustments for a risk margin related to non-capital market inputs. The nonperformance adjustment is determined by taking into consideration publicly available information relating to spreads in the secondary market for MetLife's debt, including related credit default swaps. These observable spreads are then adjusted, as necessary, to reflect the priority of these liabilities and the claims paying ability of the issuing insurance subsidiaries compared to MetLife.

  Risk margins are established to capture the non-capital market risks of the instrument which represent the additional compensation a market participant would require to assume the risks related to the uncertainties of such actuarial assumptions as annuitization, premium persistency, partial withdrawal and surrenders. The establishment of risk margins requires the use of significant management judgment, including assumptions of the amount and cost of capital needed to cover the guarantees. These guarantees may be more costly than expected in volatile or declining equity markets. Market conditions including, but not limited to, changes in interest rates, equity indices, market volatility and foreign currency exchange rates; changes in nonperformance risk; and variations in actuarial assumptions regarding policyholder behavior, mortality and risk margins related to non-capital market inputs, may result in significant fluctuations in the estimated fair value of the guarantees that could materially affect net income.

  The Company ceded, to an affiliated reinsurance company, the risk associated with certain of the GMIBs, GMABs and GMWBs described above that are also accounted for as embedded derivatives. In addition to ceding risks associated with guarantees that are accounted for as embedded derivatives, the Company also cedes, to the same affiliated reinsurance company, certain directly written GMIBs that are accounted for as insurance (i.e., not as embedded derivatives), but where the reinsurance agreement contains an embedded derivative. These embedded derivatives are included within premiums, reinsurance and other receivables in the consolidated balance sheets with changes in estimated fair value reported in net derivative gains (losses). The value of the embedded derivatives on the ceded risk is determined using a methodology consistent with that described previously for the guarantees directly written by the Company with the exception of the input for nonperformance risk that reflects the credit of the reinsurer.

  The estimated fair value of the embedded derivatives within funds withheld related to certain ceded reinsurance is determined based on the change in estimated fair value of the underlying assets held by the Company in a reference portfolio backing the funds withheld liability. The estimated fair value of the underlying assets is determined as previously described in "-- Investments -- Securities and Short-term Investments." The estimated fair value of these embedded derivatives is included, along with their funds withheld hosts, in other liabilities in the consolidated balance sheets with changes in estimated fair value recorded in net derivative gains (losses). Changes in the credit spreads on the underlying assets, interest rates and market volatility may result in significant fluctuations in the estimated fair value of these embedded derivatives that could materially affect net income.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


 Embedded Derivatives Within Asset and Liability Host Contracts

  Level 3 Valuation Techniques and Key Inputs:

   Direct Guaranteed Minimum Benefits

     These embedded derivatives are principally valued using the income approach. Valuations are based on option pricing techniques, which utilize significant inputs that may include swap yield curve, currency exchange rates and implied volatilities. These embedded derivatives result in Level 3 classification because one or more of the significant inputs are not observable in the market or cannot be derived principally from, or corroborated by, observable market data. Significant unobservable inputs generally include: the extrapolation beyond observable limits of the swap yield curve and implied volatilities, actuarial assumptions for policyholder behavior and mortality and the potential variability in policyholder behavior and mortality, nonperformance risk and cost of capital for purposes of calculating the risk margin.

   Reinsurance Ceded on Certain Guaranteed Minimum Benefits

     These embedded derivatives are principally valued using the income approach. The valuation techniques and significant market standard unobservable inputs used in their valuation are similar to those described above in "-- Direct Guaranteed Minimum Benefits" and also include counterparty credit spreads.

Transfers between Levels

  Overall, transfers between levels occur when there are changes in the observability of inputs and market activity. Transfers into or out of any level are assumed to occur at the beginning of the period.

 Transfers between Levels 1 and 2:

    During 2012, there were no transfers between Levels 1 and 2 for assets and liabilities measured at estimated fair value and still held at December 31, 2012. During 2011, transfers between Levels 1 and 2 were not significant for assets and liabilities measured at estimated fair value and still held at December 31, 2011.

 Transfers into or out of Level 3:

  Transfers into or out of Level 3 are presented in the tables which follow. Assets and liabilities are transferred into Level 3 when a significant input cannot be corroborated with market observable data. This occurs when market activity decreases significantly and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred out of Level 3 when circumstances change such that a significant input can be corroborated with market observable data. This may be due to a significant increase in market activity, a specific event, or one or more significant input(s) becoming observable.

  Transfers into Level 3 for fixed maturity securities were due primarily to a lack of trading activity, decreased liquidity and credit ratings downgrades (e.g., from investment grade to below investment grade) which have resulted in decreased transparency of valuations and an increased use of independent non-binding broker quotations and unobservable inputs, such as illiquidity premiums, delta spread adjustments, or spreads from below investment grade curves.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Transfers out of Level 3 for fixed maturity securities resulted primarily from increased transparency of both new issuances that, subsequent to issuance and establishment of trading activity, became priced by independent pricing services and existing issuances that, over time, the Company was able to obtain pricing from, or corroborate pricing received from, independent pricing services with observable inputs or increases in market activity and upgraded credit ratings.

  Assets and Liabilities Measured at Fair Value Using Significant Unobservable Inputs (Level 3)

  The following table presents certain quantitative information about the significant unobservable inputs used in the fair value measurement for the more significant asset and liability classes measured at fair value on a recurring basis using significant unobservable inputs (Level 3) at December 31, 2012.

                                                                                                                      Weighted
                             Valuation Techniques               Significant Unobservable Inputs          Range        Average
                     ------------------------------------- --------------------------------------   ---------------   --------

Fixed maturity
 securities:

 U.S. corporate and  . Matrix pricing                      . Delta spread adjustments (1)                9  -     240     60
  foreign corporate
                                                           . Illiquidity premium (1)                    30  -      30
                                                           . Spreads from below investment grade        23  -     653    163
                                                            curves (1)
                     . Market pricing                      . Quoted prices (2)                         (40) -     477    143
                     . Consensus pricing                   . Offered quotes (2)                         68  -     103
                     ---------------------------------------------------------------------------------------------------------

 RMBS                . Matrix pricing and discounted cash  . Spreads from below investment grade       100  -   1,213    610
                      flow                                  curves (1)
                     . Market pricing                      . Quoted prices (2)                         100  -     100    100
                     ---------------------------------------------------------------------------------------------------------

 CMBS                . Matrix pricing and discounted cash  . Spreads from below investment grade       100  -   1,250  1,250
                      flow                                  curves (1)
                     . Market pricing                      . Quoted prices (2)                         100  -     104    104
                     ---------------------------------------------------------------------------------------------------------

 ABS                 . Matrix pricing and discounted cash  . Spreads from below investment grade       101  -     102    101
                      flow                                  curves (1)
                     . Market pricing                      . Quoted prices (2)                         100  -     101    100
                     . Consensus pricing                   . Offered quotes (2)                        111  -     111
                     ---------------------------------------------------------------------------------------------------------

Derivatives:

 Interest rate       . Present value techniques            . Swap yield (1)                            296  -     340
                     ---------------------------------------------------------------------------------------------------------

 Credit              . Present value techniques            . Credit spreads (1)                        100  -     100
                     ---------------------------------------------------------------------------------------------------------

Embedded
 derivatives:

 Direct and ceded    . Option pricing techniques           . Mortality rates:
  guaranteed
 minimum benefits                                            Ages 0 - 40                                0%  -   0.10%
                                                             Ages 41 - 60                            0.05%  -   0.64%
                                                             Ages 61 - 115                           0.32%  -    100%
                                                           . Lapse rates:
                                                             Durations 1 - 10                        0.50%  -    100%
                                                             Durations 11 - 20                          3%  -    100%
                                                             Durations 21 - 116                         3%  -    100%

                                                           . Utilization rates (3)                     20%  -     50%
                                                           . Withdrawal rates                        0.07%  -     10%
                                                           . Long-term equity volatilities          17.40%  -     25%
                                                           . Nonperformance risk spread              0.10%  -   0.67%
                     ---------------------------------------------------------------------------------------------------------


--------

(1)For this unobservable input, range and weighted average are presented in basis points.

(2)For this unobservable input, range and weighted average are presented in accordance with the market convention for fixed maturity securities of dollars per hundred dollars of par.

(3)This range is attributable to certain GMIBs and lifetime withdrawal benefits.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following is a summary of the valuation techniques and significant unobservable inputs used in the fair value measurement for other assets and liabilities classified within Level 3. These assets and liabilities are subject to the controls described under "-- Investments -- Valuation Controls and Procedures." Generally, all other classes of securities including those within separate account assets and embedded derivatives within funds withheld related to certain ceded reinsurance use the same valuation techniques and significant unobservable inputs as previously described for Level 3 fixed maturity securities. This includes matrix pricing and discounted cash flow methodologies, inputs such as quoted prices for identical or similar securities that are less liquid and based on lower levels of trading activity than securities classified in Level 2, as well as independent non-binding broker quotations. The sensitivity of the estimated fair value to changes in the significant unobservable inputs for these assets and liabilities is similar in nature to that described below. The valuation techniques and significant unobservable inputs used in the fair value measurement for the more significant assets measured at estimated fair value on a nonrecurring basis and determined using significant unobservable inputs (Level 3) are summarized in "-- Nonrecurring Fair Value Measurements."

  A description of the sensitivity of the estimated fair value to changes in the significant unobservable inputs for certain of the major asset and liability classes described above is as follows:

  Securities

  Significant spread widening in isolation will adversely impact the overall valuation, while significant spread tightening will lead to substantial valuation increases. Significant increases (decreases) in expected default rates in isolation would result in substantially lower (higher) valuations. Significant increases (decreases) in offered quotes in isolation would result in substantially higher (lower) valuations. For U.S. and foreign corporate securities, significant increases (decreases) in illiquidity premiums in isolation would result in substantially lower (higher) valuations. For RMBS, CMBS and ABS, changes in the assumptions used for the probability of default is accompanied by a directionally similar change in the assumption used for the loss severity and a directionally opposite change in the assumptions used for prepayment rates.

  Interest rate derivatives

  Significant increases (decreases) in the unobservable portion of the swap yield curve in isolation will result in substantial valuation changes.

  Credit derivatives

  Credit derivatives with significant unobservable inputs are primarily comprised of credit default swaps written by the Company. Significant credit spread widening in isolation will result in substantially higher adverse valuations, while significant spread tightening will result in substantially lower adverse valuations.

  Direct and ceded guaranteed minimum benefits

  For any increase (decrease) in mortality and lapse rates, the fair value of the guarantees will decrease (increase). For any increase (decrease) in utilization and volatility, the fair value of the guarantees will increase (decrease). Specifically for GMWBs, for any increase (decrease) in withdrawal rates, the fair value of the guarantees will increase (decrease). Specifically for GMABs and GMIBs, for any increase (decrease) in withdrawal rates, the fair value of the guarantees will decrease (increase).

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The following tables summarize the change of all assets and (liabilities) measured at estimated fair value on a recurring basis using significant unobservable inputs (Level 3), including realized and unrealized gains (losses) of all assets and (liabilities) and realized and unrealized gains (losses) of all assets and (liabilities) still held at the end of the respective periods:

                                          Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      --------------------------------------------------------------------------------
                                                                 Fixed Maturity Securities:
                                      --------------------------------------------------------------------------------

                                                                          State and
                                         U.S.       Foreign               Political                          Foreign
                                       Corporate   Corporate     RMBS    Subdivision     CMBS       ABS     Government
                                      ----------  ----------  ---------  -----------  ---------  ---------  ----------
                                                                       (In millions)
Year Ended December 31, 2012:
Balance, January 1,..................                                    $       --
                                      $      141  $      144  $      33               $      12  $      55   $      2
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income.............         --          --         --          --          --         --         --
   Net investment gains (losses).....         --          --         --          --          --         --         --
   Net derivative gains (losses).....         --          --         --          --          --         --         --
 Other comprehensive income (loss)...          9          16          3          --          --          2         --
Purchases (3)........................         75         121         19          --          --         26         --
Sales (3)............................        (11)         (1)        (7)         --         (11)        (6)        --
Issuances (3)........................         --          --         --          --          --         --         --
Settlements (3)......................         --          --         --          --          --         --         --
Transfers into Level 3 (4)...........         27          26         --          --          10         --         --
Transfers out of Level 3 (4).........         (8)         --         --          --          --         (5)        --
                                      ----------  ----------  ---------  ----------   ---------  ---------   --------
Balance, December 31,................ $      233  $      306  $      48  $       --   $      11  $      72   $      2
                                      ==========  ==========  =========  ==========   =========  =========   ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income............. $       --  $       --  $      --  $       --   $      --  $      --   $     --
   Net investment gains (losses)..... $       --  $       --  $      --  $       --   $      --  $      --   $     --
   Net derivative gains (losses)..... $       --  $       --  $      --  $       --   $      --  $      --   $     --

                                           Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------------------
                                      Equity Securities:                    Net Derivatives: (6)
                                      ------------------             -----------------------------------
                                             Non-                                  Foreign
                                          redeemable                               Currency
                                          Preferred      Short-term    Interest    Exchange               Net Embedded
                                            Stock        Investments     Rate        Rate       Credit   Derivatives (7)
                                      ------------------ ----------- -----------  ----------- ---------- ---------------
                                                                        (In millions)
Year Ended December 31, 2012:
Balance, January 1,..................   $           1    $        -- $        87  $        -- $        1 $        1,404
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income.............              --             --          --           --         --             --
   Net investment gains (losses).....              --             --          --           --         --             --
   Net derivative gains (losses).....              --             --           2           --         --          1,156
 Other comprehensive income (loss)...              --             --          (1)          --         --             --
Purchases (3)........................              --             --          --           --         --             --
Sales (3)............................              --             --          --           --         --             --
Issuances (3)........................              --             --          --           --         --             --
Settlements (3)......................              --             --         (35)          --         --            119
Transfers into Level 3 (4)...........              --             --          --           --         --             --
Transfers out of Level 3 (4).........              --             --          --           --         --             --
                                        -------------    ----------- -----------  ----------- ---------- --------------
Balance, December 31,................   $              1 $        -- $        53  $        -- $        1 $        2,679
                                        =============    =========== ===========  =========== ========== ==============
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............   $          --    $        -- $        --  $        -- $       -- $           --
   Net investment gains (losses).....   $          --    $        -- $        --  $        -- $       -- $           --
   Net derivative gains (losses).....   $          --    $        -- $        --  $        -- $       -- $        1,179

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


                                         Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------------
                                                               Fixed Maturity Securities:
                                      ----------------------------------------------------------------------------
                                                                         State and
                                                                         Political
                                         U.S.      Foreign              Subdivision                       Foreign
                                       Corporate  Corporate     RMBS    Securities    CMBS       ABS     Government
                                      ----------  ---------  ---------  ----------- --------  ---------  ----------
                                                                      (In millions)
Year Ended December 31, 2011:
Balance, January 1,.................. $      162  $      91  $      41   $      --  $      7  $      55   $      4
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income.............         --         --         --          --        --         --         --
   Net investment gains (losses).....         --         --         --          --         1         --         --
   Net derivative gains (losses).....         --         --         --          --        --         --         --
 Other comprehensive income (loss)...         11         (3)        --          --        --          1         --
Purchases (3)........................         34         70         10          --         7         49         --
Sales (3)............................         (7)       (15)        (8)         --        (3)        (9)        (2)
Issuances (3)........................         --         --         --          --        --         --         --
Settlements (3)......................         --         --         --          --        --         --         --
Transfers into Level 3 (4)...........         --          3         --          --        --         --         --
Transfers out of Level 3 (4).........        (59)        (2)       (10)         --        --        (41)        --
                                      ----------  ---------  ---------   ---------  --------  ---------   --------
Balance, December 31,................ $      141  $     144  $      33   $      --  $     12  $      55   $      2
                                      ==========  =========  =========   =========  ========  =========   ========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income............. $       --  $      --  $      --   $      --  $     --  $      --   $     --
   Net investment gains (losses)..... $       --  $      --  $      --   $      --  $     --  $      --   $     --
   Net derivative gains (losses)..... $       --  $      --  $      --   $      --  $     --  $      --   $     --

                                            Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ------------------------------------------------------------------------------------
                                      Equity Securities:                     Net Derivatives: (6)
                                      ------------------             -------------------------------------
                                             Non-                                    Foreign
                                          redeemable                                 Currency                    Net
                                          Preferred      Short-term                  Exchange                 Embedded
                                            Stock        Investments Interest Rate     Rate       Credit   Derivatives (7)
                                      ------------------ ----------- ------------- -----------  ---------- ---------------
                                                                         (In millions)
Year Ended December 31, 2011:
Balance, January 1,..................   $            1   $        6  $        (48) $        --  $        1  $        751
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income.............               --           --            --           --          --            --
   Net investment gains (losses).....               (1)          --            --           --          --            --
   Net derivative gains (losses).....               --           --             9           --          --           510
 Other comprehensive income (loss)...                1           --           135           --          --            --
Purchases (3)........................               --           --            --           --          --            --
Sales (3)............................               --           (6)           --           --          --            --
Issuances (3)........................               --           --            --           --          --            --
Settlements (3)......................               --           --            (9)          --          --           143
Transfers into Level 3 (4)...........               --           --            --           --          --            --
Transfers out of Level 3 (4).........               --           --            --           --          --            --
                                        --------------   ----------  ------------  -----------  ----------  ------------
Balance, December 31,................   $            1   $       --  $         87  $        --  $        1  $      1,404
                                        ==============   ==========  ============  ===========  ==========  ============
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............   $           --   $       --  $         --  $        --  $       --  $         --
   Net investment gains (losses).....   $           (1)  $       --  $         --  $        --  $       --  $         --
   Net derivative gains (losses).....   $           --   $       --  $         --  $        --  $       --  $        520

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


                                        Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      ----------------------------------------------------------------------------
                                                               Fixed Maturity Securities:
                                      ----------------------------------------------------------------------------
                                                                          State and
                                                                          Political
                                         U.S.       Foreign              Subdivision                     Foreign
                                       Corporate   Corporate     RMBS    Securities    CMBS      ABS    Government
                                      -----------  ---------  ---------  ----------- -------- --------- ----------
                                                                     (In millions)
Year Ended December 31, 2010:
Balance, January 1,.................. $       139  $      70  $      30   $      1   $      1 $      38 $      --
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income.............          --         --         --         --         --        --        --
   Net investment gains (losses).....          --          1         --         --         --        --        --
   Net derivative gains (losses).....          --         --         --         --         --        --        --
 Other comprehensive income (loss)...           4          7          7         --          1         4        --
Purchases, sales, issuances and
 settlements (3).....................          --         38        (11)        --          5        13         4
Transfers into Level 3 (4)...........          24         --         15         --         --        --        --
Transfers out of Level 3 (4).........          (5)       (25)        --         (1)        --        --        --
                                      -----------  ---------  ---------   --------   -------- --------- ---------
Balance, December 31,................ $       162  $      91  $      41   $     --   $      7 $      55 $       4
                                      ===========  =========  =========   ========   ======== ========= =========
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income............. $        --  $      --  $       1   $     --   $     -- $      -- $      --
   Net investment gains (losses)..... $        --  $      --  $      --   $     --   $     -- $      -- $      --
   Net derivative gains (losses)..... $        --  $      --  $      --   $     --   $     -- $      -- $      --

                                               Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
                                      -----------------------------------------------------------------------------------------
                                      Equity Securities:                           Net Derivatives: (6)
                                      ------------------                   -----------------------------------
                                             Non-                                        Foreign
                                          redeemable                                     Currency                     Net
                                          Preferred           Short-term     Interest    Exchange                  Embedded
                                            Stock             Investments      Rate        Rate       Credit    Derivatives (7)
                                      ------------------     ------------- -----------  ----------- ----------  ---------------
                                                                            (In millions)
Year Ended December 31, 2010:
Balance, January 1,..................        $             1 $          -- $        --  $        -- $        3   $        536
Total realized/unrealized gains
 (losses) included in:
 Net income (loss): (1), (2)
   Net investment income.............          --                       --          --           --         --             --
   Net investment gains (losses).....          --                       --          --           --         --             --
   Net derivative gains (losses).....          --                       --          --           --         (1)           112
 Other comprehensive income (loss)...          --                       --         (48)          --         --             --
Purchases, sales, issuances and
 settlements (3).....................          --                        6          --           --         (1)           103
Transfers into Level 3 (4)...........          --                       --          --           --         --             --
Transfers out of Level 3 (4).........          --                       --          --           --         --             --
                                             ----            ------------- -----------  ----------- ----------   ------------
Balance, December 31,................        $  1            $           6 $       (48) $        -- $        1   $        751
                                             ====            ============= ===========  =========== ==========   ============
Changes in unrealized gains (losses)
 included in net income (loss): (5)
   Net investment income.............        $ --            $          -- $        --  $        -- $       --   $         --
   Net investment gains (losses).....        $ --            $          -- $        --  $        -- $       --   $         --
   Net derivative gains (losses).....        $ --            $          -- $        --  $        -- $       (1)  $        120

--------

(1)Amortization of premium/discount is included within net investment income. Impairments charged to net income (loss) on securities are included in net investment gains (losses). Lapses associated with net embedded derivatives are included in net derivative gains (losses).

(2)Interest and dividend accruals, as well as cash interest coupons and dividends received, are excluded from the rollforward.

(3)The amount reported within purchases, sales, issuances and settlements is the purchase or issuance price and the sales or settlement proceeds based upon the actual date purchased or issued and sold or settled, respectively. Items purchased/issued and sold/settled in the same period are excluded from the rollforward. Fees attributed to embedded derivatives are included in settlements.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


(4)Gains and losses, in net income (loss) and OCI, are calculated assuming transfers into and/or out of Level 3 occurred at the beginning of the period. Items transferred into and then out of Level 3 in the same period are excluded from the rollforward.

(5)Relates to assets and liabilities still held at the end of the respective periods.

(6)Freestanding derivative assets and liabilities are presented net for purposes of the rollforward.

(7)Embedded derivative assets and liabilities are presented net for purposes of the rollforward.

Nonrecurring Fair Value Measurements

  The following table presents information for assets measured at estimated fair value on a nonrecurring basis during the periods presented; that is, they are not measured at fair value on a recurring basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The estimated fair values for these assets were determined using significant unobservable inputs (Level 3).

                                                                                            Years Ended December 31,
                                                   -----------------------------------------------------------------------
                                                                  2012                                2011
                                                   ----------------------------------- -----------------------------------
                                                    Carrying    Carrying                Carrying    Carrying
                                                      Value       Value                   Value       Value
                                                    Prior to      After       Gains     Prior to      After       Gains
                                                   Measurement Measurement    (Losses) Measurement Measurement    (Losses)
                                                   ----------- ----------- ----------- ----------- ----------- -----------
                                                                                                  (In millions)
Other limited partnership interests (1)...........   $   --      $   --      $   --      $   --      $   --      $   --
Real estate joint ventures (2)....................   $   --      $   --      $   --      $   --      $   --      $   --

                                                   ------------------------------------
                                                                  2010
                                                   -----------------------------------
                                                    Carrying    Carrying
                                                      Value       Value
                                                    Prior to      After       Gains
                                                   Measurement Measurement    (Losses)
                                                   ----------- ----------- -----------

Other limited partnership interests (1)...........    $   4       $   3      $   (1)
Real estate joint ventures (2)....................    $   3       $   1      $   (2)

--------

(1)These investments were accounted for using the cost method. Estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include private equity and debt funds that typically invest primarily in various strategies including domestic and international leveraged buyout funds; power, energy, timber and infrastructure development funds; venture capital funds; and below investment grade debt and mezzanine debt funds. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years.

(2)These investments were accounted for using the cost method. Estimated fair value is determined from information provided in the financial statements of the underlying entities including NAV data. These investments include several real estate funds that typically invest primarily in commercial real estate. Distributions will be generated from investment gains, from operating income from the underlying investments of the funds and from liquidation of the underlying assets of the funds. It is estimated that the underlying assets of the funds will be liquidated over the next two to 10 years.

Fair Value of Financial Instruments Carried at Other Than Fair Value

  The following tables provide fair value information for financial instruments that are carried on the balance sheet at amounts other than fair value. These tables exclude the following financial instruments: cash and cash equivalents, accrued investment income, payables for collateral under securities loaned and other transactions

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

and those short-term investments that are not securities, such as time deposits, and therefore are not included in the three level hierarchy table disclosed in the "-- Recurring Fair Value Measurements" section. The estimated fair value of these financial instruments, which are primarily classified in Level 2 and, to a lesser extent, in Level 1, approximate carrying value as they are short-term in nature such that the Company believes there is minimal risk of material changes in interest rates or credit quality. The tables below also exclude financial instruments reported at estimated fair value on a recurring basis. See "-- Recurring Fair Value Measurements." All remaining balance sheet amounts excluded from the table below are not considered financial instruments subject to this disclosure.

  The carrying values and estimated fair values for such financial instruments, and their corresponding placement in the fair value hierarchy, are summarized as follows at:

                                                                 December 31, 2012
                                              -------------------------------------------------------
                                                            Fair Value Hierarchy
                                                        -----------------------------
                                              Carrying                                Total Estimated
                                               Value     Level 1   Level 2   Level 3    Fair Value
                                              --------- --------- --------- --------- ---------------
                                                                   (In millions)
Assets:
Mortgage loans, net.......................... $   1,678 $      -- $      -- $   1,855    $   1,855
Policy loans................................. $     130 $      -- $      95 $      38    $     133
Real estate joint ventures................... $       7 $      -- $      -- $       9    $       9
Other limited partnership interests.......... $      12 $      -- $      -- $      13    $      13
Other invested assets........................ $     126 $      -- $     161 $      --    $     161
Premiums, reinsurance and other receivables.. $   5,387 $      -- $       2 $   6,195    $   6,197
Liabilities:
PABs......................................... $   7,497 $      -- $      -- $   8,237    $   8,237
Long-term debt............................... $      41 $      -- $      41 $      --    $      41
Other liabilities............................ $     169 $      -- $      13 $     156    $     169
Separate account liabilities................. $   1,030 $      -- $   1,030 $      --    $   1,030
Commitments: (1)
Mortgage loan commitments.................... $      -- $      -- $      -- $      --    $      --
Commitments to fund private corporate bond
 investments................................. $      -- $      -- $       8 $      --    $       8

                                                      December 31, 2011
                                                   -----------------------
                                                                Estimated
                                                    Carrying      Fair
                                                     Value        Value
                                                   ----------- -----------
                                                        (In millions)
     Assets:
     Mortgage loans, net.......................... $     1,508 $     1,617
     Policy loans................................. $       102 $       104
     Real estate joint ventures................... $         7 $         8
     Other limited partnership interests.......... $         9 $        11
     Other invested assets........................ $       125 $       139
     Premiums, reinsurance and other receivables.. $     5,379 $     6,167
     Liabilities:
     PABs......................................... $     6,316 $     6,954
     Long-term debt............................... $        42 $        50
     Other liabilities............................ $       147 $       147
     Separate account liabilities................. $       985 $       985
     Commitments: (1)
     Mortgage loan commitments.................... $        -- $        --
     Commitments to fund private corporate bond
      investments................................. $        -- $         9

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

--------

(1)Commitments are off-balance sheet obligations. Negative estimated fair values represent off-balance sheet liabilities. See Note 12 for additional information on these off-balance sheet obligations.

  The methods, assumptions and significant valuation techniques and inputs used to estimate the fair value of financial instruments are summarized as follows:

 Mortgage Loans

  The estimated fair value of mortgage loans is primarily determined by estimating expected future cash flows and discounting them using current interest rates for similar mortgage loans with similar credit risk.

 Policy Loans

  Policy loans with fixed interest rates are classified within Level 3. The estimated fair values for these loans are determined using a discounted cash flow model applied to groups of similar policy loans determined by the nature of the underlying insurance liabilities. Cash flow estimates are developed by applying a weighted-average interest rate to the outstanding principal balance of the respective group of policy loans and an estimated average maturity determined through experience studies of the past performance of policyholder repayment behavior for similar loans. These cash flows are discounted using current risk-free interest rates with no adjustment for borrower credit risk as these loans are fully collateralized by the cash surrender value of the underlying insurance policy. Policy loans with variable interest rates are classified within Level 2 and the estimated fair value approximates carrying value due to the absence of borrower credit risk and the short time period between interest rate resets, which presents minimal risk of a material change in estimated fair value due to changes in market interest rates.

 Real Estate Joint Ventures and Other Limited Partnership Interests

  The amounts disclosed in the preceding tables consist of those investments accounted for using the cost method. The estimated fair values for such cost method investments are generally based on the Company's share of the NAV as provided in the financial statements of the investees. In certain circumstances, management may adjust the NAV by a premium or discount when it has sufficient evidence to support applying such adjustments.

 Other Invested Assets

  Other invested assets within the preceding tables are principally comprised of loans to affiliates. The estimated fair value of loans to affiliates is determined by discounting the expected future cash flows using market interest rates currently available for instruments with similar terms and remaining maturities.

 Premiums, Reinsurance and Other Receivables

  Premiums, reinsurance and other receivables in the preceding tables are principally comprised of certain amounts recoverable under reinsurance agreements and amounts receivable for securities sold but not yet settled.

  Amounts recoverable under ceded reinsurance agreements, which the Company has determined do not transfer significant risk such that they are accounted for using the deposit method of accounting, have been classified as Level 3. The valuation is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using interest rates determined to reflect the appropriate credit standing of the assuming counterparty.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  PABs

  PABs in the preceding tables include investment contracts. Embedded derivatives on investment contracts and certain variable annuity guarantees accounted for as embedded derivatives are excluded from this caption in the preceding tables as they are separately presented in "-- Recurring Fair Value Measurements."

  The investment contracts primarily include fixed deferred annuities, fixed term payout annuities and total control accounts. The valuation of these investment contracts is based on discounted cash flow methodologies using significant unobservable inputs. The estimated fair value is determined using current market risk-free interest rates adding a spread to reflect the nonperformance risk in the liability.

  Long-term Debt

  The Company evaluates the specific terms, facts and circumstances of long-term debt to determine the appropriate estimated fair values, which are not materially different from the carrying values.

  Other Liabilities

  Other liabilities consist primarily of interest payable, amounts due for securities purchased but not yet settled and funds withheld amounts payable, which are contractually withheld by the Company in accordance with the terms of the reinsurance agreements. The Company evaluates the specific terms, facts and circumstances of each instrument to determine the appropriate estimated fair values, which are not materially different from the carrying values.

  Separate Account Liabilities

  Separate account liabilities included in the preceding tables represent those balances due to policyholders under contracts that are classified as investment contracts.

  Separate account liabilities classified as investment contracts primarily represent variable annuities with no significant mortality risk to the Company such that the death benefit is equal to the account balance and certain contracts that provide for benefit funding.

  Since separate account liabilities are fully funded by cash flows from the separate account assets which are recognized at estimated fair value as described in the section "-- Recurring Fair Value Measurements," the value of those assets approximates the estimated fair value of the related separate account liabilities. The valuation techniques and inputs for separate account liabilities are similar to those described for separate account assets.

  Mortgage Loan Commitments and Commitments to Fund Private Corporate Bond Investments

  The estimated fair values for mortgage loan commitments that will be held for investment and commitments to fund private corporate bonds that will be held for investment reflected in the above tables represent the difference between the discounted expected future cash flows using interest rates that incorporate current credit risk for similar instruments on the reporting date and the principal amounts of the commitments.

8. Long-term Debt

  In December 2010, Greater Sandhill I, LLC ("Greater Sandhill"), an affiliate, issued to a third party long-term notes for $45 million maturing in 2030 with an interest rate of 7.03%. The notes were issued in exchange for

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

certain investments, which are included in other invested assets. During the years ended December 31, 2012 and 2011, Greater Sandhill repaid $1 million and $3 million of the long term notes. The outstanding balance of the notes was $41 million and $42 million at December 31, 2012 and 2011, respectively.

  The aggregate maturities of long-term debt at December 31, 2012 are $1 million in each of 2013, 2014, 2015, 2016 and 2017 and $36 million thereafter.

  Interest expense related to the Company's indebtedness included in other expenses was $3 million, $3 million and less than $1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

9. Equity

Statutory Equity and Income

  Each U.S. insurance company's state of domicile imposes risk-based capital ("RBC") requirements that were developed by the National Association of Insurance Commissioners ("NAIC"). Regulatory compliance is determined by a ratio of a company's total adjusted capital, calculated in the manner prescribed by the NAIC ("TAC") to its authorized control level RBC, calculated in the manner prescribed by the NAIC ("ACL RBC"). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC ("Company Action RBC"). TAC for MLI-USA, was in excess of five times Company Action RBC for all periods presented.

  MLI-USA prepares statutory-basis financial statements in accordance with statutory accounting practices prescribed or permitted by the insurance department of its state of domicile. The NAIC has adopted the Codification of Statutory Accounting Principles ("Statutory Codification"). Statutory Codification is intended to standardize regulatory accounting and reporting to state insurance departments. However, statutory accounting principles continue to be established by individual state laws and permitted practices. Modifications by state insurance departments may impact the effect of Statutory Codification on the statutory capital and surplus of MLI-USA.

  Statutory accounting principles differ from GAAP primarily by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities using different actuarial assumptions, reporting surplus notes as surplus instead of debt, reporting of reinsurance agreements and valuing securities on a different basis.

  In addition, certain assets are not admitted under statutory accounting principles and are charged directly to surplus. The most significant assets not admitted by MLI-USA are net deferred income tax assets resulting from temporary differences between statutory accounting principles basis and tax basis not expected to reverse and become recoverable within three years.

  Statutory net income (loss) of MLI-USA, a Delaware domiciled insurer, was $84 million, $178 million and $2 million for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $1.7 billion at both December 31, 2012 and 2011. All such amounts are derived from the statutory-basis financial statements as filed with the Delaware Department of Insurance.

Dividend Restrictions

  Under Delaware State Insurance Law, MLI-USA is permitted, without prior insurance regulatory clearance, to pay a stockholder dividend to MICC as long as the amount of the dividend when aggregated with all other

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

dividends in the preceding 12 months does not exceed the greater of: (i) 10% of its surplus to policyholders as of the end of the immediately preceding calendar year; or (ii) its net statutory gain from operations for the immediately preceding calendar year (excluding realized capital gains). MLI-USA will be permitted to pay a dividend to MICC in excess of the greater of such two amounts only if it files notice of the declaration of such a dividend and the amount thereof with the Delaware Commissioner of Insurance (the "Delaware Commissioner") and the Delaware Commissioner either approves the distribution of the dividend or does not disapprove the distribution within 30 days of its filing. In addition, any dividend that exceeds earned surplus (defined as "unassigned funds (surplus)") as of the immediately preceding calendar year requires insurance regulatory approval. Under Delaware State Insurance Law, the Delaware Commissioner has broad discretion in determining whether the financial condition of a stock life insurance company would support the payment of such dividends to its stockholders. During the years ended December 31, 2012, 2011 and 2010, MLI-USA did not pay dividends to MICC. Because MLI-USA's statutory unassigned funds were negative at December 31, 2012, MLI-USA cannot pay any dividends in 2013 without prior regulatory approval.

Other Comprehensive Income (Loss)

  The following table sets forth the balance and changes in AOCI including reclassification adjustments required for the years ended December 31, 2012, 2011 and 2010 in OCI that are included as part of net income for the current year that have been reported as a part of OCI in the current or prior year:

                                                                                  Years Ended December 31,
                                                                                 -------------------------
                                                                                   2012     2011     2010
                                                                                 -------  -------  -------
                                                                                       (In millions)
Holding gains (losses) on investments arising during the year................... $   385  $   933  $   346
Income tax effect of holding gains (losses).....................................    (135)    (326)    (122)
Reclassification adjustments for recognized holding (gains) losses included in
  current year income                                                                (25)      (9)     (47)
Income tax effect of reclassification adjustments...............................       9        4       17
Allocation of holding (gains) losses on investments relating to other
  policyholder amounts..........................................................     (13)     (28)     (75)
Income tax effect of allocation of holding (gains) losses to other policyholder
  amounts.......................................................................       5        9       26
                                                                                 -------  -------  -------
Net unrealized investment gains (losses), net of income tax.....................     226      583      145
Foreign currency translation adjustments, net of income tax expense (benefit)
  of $0, $0 and $0..............................................................      (1)      (1)      --
                                                                                 -------  -------  -------
Other comprehensive income (loss), net of income tax............................ $   225  $   582  $   145
                                                                                 =======  =======  =======

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


10. Other Expenses

  Information on other expenses was as follows:

                                                   Years Ended December 31,
                                               -------------------------------
                                                  2012       2011       2010
                                               ---------  ---------  ---------
                                                        (In millions)
 Compensation................................. $     297  $     234  $     221
 Commissions..................................       809      1,253        774
 Volume-related costs.........................       118        121         92
 Affiliated interest costs on ceded
   reinsurance................................       211        211        102
 Capitalization of DAC........................      (805)    (1,247)      (769)
 Amortization of DAC..........................       773        681        367
 Interest expense on debt and debt issuance
   costs......................................         3          3         --
 Premium taxes, licenses and fees.............        52         56         34
 Professional services........................        18         16         13
 Rent.........................................        30         25         25
 Other........................................       297        242        220
                                               ---------  ---------  ---------
   Total other expenses....................... $   1,803  $   1,595  $   1,079
                                               =========  =========  =========

Capitalization and Amortization of DAC

  See Note 1 for information on the retrospective application of the adoption of new accounting guidance related to DAC. See Note 3 for additional information on DAC including impacts of capitalization and amortization.

Affiliated Expenses

  Commissions, capitalization of DAC and amortization of DAC include the impact of affiliated reinsurance transactions. See Notes 4, 8 and 13 for discussion of affiliated expenses included in the table above.

11. Income Tax

  The provision for income tax was as follows:

                                                          Years Ended December 31,
                                                        ----------------------------
                                                          2012      2011      2010
                                                        --------  --------  --------
                                                                (In millions)
Current:
  Federal.............................................. $    (80) $    (44) $    (18)
Deferred:
  Federal..............................................      439       242        84
                                                        --------  --------  --------
   Provision for income tax expense (benefit).......... $    359  $    198  $     66
                                                        ========  ========  ========

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  The reconciliation of the income tax provision at the U.S. statutory rate to the provision for income tax as reported was as follows:

                                                     Years Ended December 31,
                                                   ----------------------------
                                                     2012      2011      2010
                                                   --------  --------  --------
                                                           (In millions)
Tax provision at U.S. statutory rate.............. $    416  $    255  $    113
Tax effect of:
  Tax-exempt investment income....................      (48)      (45)      (43)
  Prior year tax..................................       (3)       (5)       --
  Tax credits.....................................       (6)       (7)       (4)
                                                   --------  --------  --------
   Provision for income tax expense (benefit)..... $    359  $    198  $     66
                                                   ========  ========  ========

  Deferred income tax represents the tax effect of the differences between the book and tax basis of assets and liabilities. Net deferred income tax assets and liabilities consisted of the following at:

                                                           December 31,
                                                        ------------------
                                                          2012        2011
                                                        --------    --------
                                                           (In millions)
     Deferred income tax assets:
       Investments, including derivatives.............. $     52    $    283
       Loss and tax credit carryforwards...............       65          96
                                                        --------    --------
        Total gross deferred income tax assets.........      117         379
     Deferred income tax liabilities:
       DAC.............................................      818         800
       Policyholder liabilities and receivables........      285         120
       Net unrealized investment gains.................      495         374
       Other...........................................        3           3
                                                        --------    --------
        Total deferred income tax liabilities..........    1,601       1,297
                                                        --------    --------
        Net deferred income tax asset (liability)...... $ (1,484)   $   (918)
                                                        ========    ========

  Tax credit carryforwards of $65 million at December 31, 2012 will expire beginning in 2026.

  The Company participates in a tax sharing agreement with MetLife. Under this agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. Pursuant to this tax sharing agreement, the amounts due from affiliates include $138 million and $92 million for 2012 and 2011, respectively.

  Prior to 2011, the Company participated in a tax sharing agreement with MICC. Under this agreement, current federal income tax expense (benefit) is computed on a separate return basis and provides that members shall make payments or receive reimbursements to the extent that their income (loss) contributes to or reduces consolidated federal tax expense. Pursuant to this tax sharing agreement, the amounts due from affiliates include $25 million for 2010.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Pursuant to Internal Revenue Service ("IRS") rules, MICC and its subsidiaries, including the Company, were excluded from MetLife's life/non-life consolidated federal tax return for the five years subsequent to MetLife's July 2005 acquisition of MICC. In 2011, MICC and its subsidiaries, including the Company, joined the consolidated return and became a party to the MetLife tax sharing agreement. Accordingly, the Company's losses will be eligible to be included in the consolidated return and the resulting tax savings to MetLife will generate a payment to the Company for the losses used.

  The Company files income tax returns with the U.S. federal government and various state and local jurisdictions. The Company is under continuous examination by the IRS and other tax authorities in jurisdictions in which the Company has significant business operations. The income tax years under examination vary by jurisdiction. With a few exceptions, the Company is no longer subject to U.S. federal, state and local income tax examinations by tax authorities for years prior to 2003. The IRS audit cycle for the years 2003 through 2005 and the period January 1, 2006 through October 11, 2006 (the date all of the outstanding stock of MLI-USA was acquired by MICC), which began in April 2010, is expected to conclude in 2013. In 2012, the Company and the IRS completed and settled substantially all the issues identified in the audit period October 12, 2006 through December 31, 2006. One issue not settled is under review at the IRS Appeals Division.

  The U.S. Treasury Department and the IRS have indicated that they intend to address through regulations the methodology to be followed in determining the dividends received deduction ("DRD"), related to variable life insurance and annuity contracts. The DRD reduces the amount of dividend income subject to tax and is a significant component of the difference between the actual tax expense and expected amount determined using the federal statutory tax rate of 35%. Any regulations that the IRS ultimately proposes for issuance in this area will be subject to public notice and comment, at which time insurance companies and other interested parties will have the opportunity to raise legal and practical questions about the content, scope and application of such regulations. As a result, the ultimate timing and substance of any such regulations are unknown at this time. For the years ended December 31, 2012 and 2011, the Company recognized an income tax benefit of $52 million and $46 million, respectively, related to the separate account DRD. The 2012 benefit included a benefit of $4 million related to a true-up of the 2011 tax return. The 2011 benefit included a benefit of $1 million related to a true-up of the 2010 tax return.

12. Contingencies, Commitments and Guarantees

Contingencies

 Litigation

  Unclaimed Property Inquiries

  In April 2012, MetLife, for itself and on behalf of entities including MetLife Investors USA Insurance Company, reached agreements with representatives of the U.S. jurisdictions that were conducting audits of MetLife and certain of its affiliates for compliance with unclaimed property laws, and with state insurance regulators directly involved in a multistate targeted market conduct examination relating to claim-payment practices and compliance with unclaimed property laws. As of year-end 2012, the unclaimed property regulators of 39 states and the District of Columbia, and the insurance regulators of 48 states and the District of Columbia have accepted the respective agreements. Pursuant to the agreements, MetLife will, among other things, take specified action to identify liabilities under life insurance, annuity, and retained asset contracts, to adopt specified procedures for seeking to contact and pay owners of the identified liabilities, and, to the extent that it is unable to locate such owners, to escheat these amounts with interest at a specified rate to the appropriate states. On November 14, 2012, the West

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)

Virginia Treasurer filed an action against the Company in West Virginia state court, alleging that the Company violated the West Virginia Uniform Unclaimed Property Act, seeking to compel compliance with the Act, and seeking payment of unclaimed property, interest, and penalties. At least one other jurisdiction is pursuing a similar market conduct examination. It is possible that other jurisdictions may pursue similar examinations, audits, or lawsuits and that such actions may result in additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws, administrative penalties, interest, and/or further changes to the Company's procedures. The Company is not currently able to estimate these additional possible costs.

  Sales Practices Claims

  Over the past several years, the Company has faced claims and regulatory inquires and investigations, alleging improper marketing or sales of individual life insurance policies, annuities, mutual funds or other products. The Company believes adequate provision has been made in its consolidated financial statements for all probable and reasonably estimable losses for sales practices matters.

  Summary

  Various litigation, claims and assessments against the Company, in addition to those discussed previously and those otherwise provided for in the Company's consolidated financial statements, have arisen in the course of the Company's business, including, but not limited to, in connection with its activities as an insurer, employer, investor, investment advisor, and taxpayer. Further, state insurance regulatory authorities and other federal and state authorities regularly make inquiries and conduct investigations concerning the Company's compliance with applicable insurance and other laws and regulations.

  It is not possible to predict the ultimate outcome of all pending investigations and legal proceedings. In some of the matters, very large and/or indeterminate amounts, including punitive and treble damages, are sought. Although, in light of these considerations it is possible that an adverse outcome in certain cases could have a material effect upon the Company's financial position, based on information currently known by the Company's management, in its opinion, the outcomes of such pending investigations and legal proceedings are not likely to have such an effect. However, given the large and/or indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation, it is possible that an adverse outcome in certain matters could, from time to time, have a material effect on the Company's consolidated net income or cash flows in particular annual periods.

Insolvency Assessments

  Most of the jurisdictions in which the Company is admitted to transact business require insurers doing business within the jurisdiction to participate in guaranty associations, which are organized to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer engaged. Some states permit member insurers to recover assessments paid through full or partial premium tax offsets.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  Assets and liabilities held for insolvency assessments were as follows:

                                                           December 31,
                                                        -------------------
                                                          2012      2011
                                                        --------- ---------
                                                           (In millions)
     Other Assets:
       Premium tax offset for future undiscounted
        assessments.................................... $       6 $       4
       Premium tax offsets currently available for
        paid assessments...............................         1         1
                                                        --------- ---------
                                                        $       7 $       5
                                                        ========= =========
     Other Liabilities:
       Insolvency assessments.......................... $      13 $      11
                                                        ========= =========

Commitments

 Commitments to Fund Partnership Investments

  The Company makes commitments to fund partnership investments in the normal course of business. The amounts of these unfunded commitments were $446 million and $489 million at December 31, 2012 and 2011, respectively. The Company anticipates that these amounts will be invested in partnerships over the next five years.

 Mortgage Loan Commitments

  The Company commits to lend funds under mortgage loan commitments. The amounts of these mortgage loan commitments were $59 million and $3 million at December 31, 2012 and 2011, respectively.

 Commitments to Fund Private Corporate Bond Investments

  The Company commits to lend funds under private corporate bond investments. The amounts of these unfunded commitments were $72 million and $64 million at December 31, 2012 and 2011, respectively.

Guarantees

  In the normal course of its business, the Company has provided certain indemnities, guarantees and commitments to third parties pursuant to which it may be required to make payments now or in the future. In the context of acquisition, disposition, investment and other transactions, the Company has provided indemnities and guarantees, including those related to tax, environmental and other specific liabilities, and other indemnities and guarantees that are triggered by, among other things, breaches of representations, warranties or covenants provided by the Company. In addition, in the normal course of business, the Company provides indemnifications to counterparties in contracts with triggers similar to the foregoing, as well as for certain other liabilities, such as third-party lawsuits. These obligations are often subject to time limitations that vary in duration, including contractual limitations and those that arise by operation of law, such as applicable statutes of limitation. In some cases, the maximum potential obligation under the indemnities and guarantees is subject to a contractual limitation, while in other cases such limitations are not specified or applicable. Since certain of these obligations are not subject to limitations, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these guarantees in the future. Management believes that it is unlikely the Company will have to make any material payments under these indemnities, guarantees, or commitments.

                    MetLife Investors USA Insurance Company
    (A Wholly-Owned Subsidiary of MetLife Insurance Company of Connecticut)

         Notes to the Consolidated Financial Statements -- (Continued)


  In addition, the Company indemnifies its directors and officers as provided in its charters and by-laws. Also, the Company indemnifies its agents for liabilities incurred as a result of their representation of the Company's interests. Since these indemnities are generally not subject to limitation with respect to duration or amount, the Company does not believe that it is possible to determine the maximum potential amount that could become due under these indemnities in the future.

  The Company had no liability for indemnities, guarantees and commitments at both December 31, 2012 and 2011.

13. Related Party Transactions

Service Agreements

  The Company has entered into various agreements with affiliates for services necessary to conduct its activities. Typical services provided under these agreements include management, policy administrative functions, personnel, investment advice and distribution services. For certain agreements, charges are based on various performance measures or activity-based costing. The bases for such charges are modified and adjusted by management when necessary or appropriate to reflect fairly and equitably the actual incidence of cost incurred by the Company and/or affiliate. Expenses incurred with affiliates related to these agreements, recorded in other expenses, were $1.4 billion, $1.6 billion and $1.1 billion for the years ended December 31, 2012, 2011 and 2010, respectively. Revenues received from affiliates related to these agreements, recorded in universal life and investment-type product policy fees, were $150 million, $115 million and $83 million for the years ended December 31, 2012, 2011 and 2010, respectively. Revenues received from affiliates related to these agreements, recorded in other revenues, were $133 million, $97 million and $63 million for the years ended December 31, 2012, 2011 and 2010, respectively.

  The Company had net receivables from affiliates of $125 million and $149 million at December 31, 2012 and 2011, respectively, related to the items discussed above. These amounts exclude affiliated reinsurance balances discussed in Note 4.

  See Notes 4 and 5 for additional information on related party transactions.

14. Subsequent Event

  The Company has evaluated events subsequent to December 31, 2012, through April 8, 2013, which is the date these consolidated financial statements were available to be issued, and has determined there are no material subsequent events requiring adjustment to or disclosure in the financial statements.

                                    PART C

                               OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS



a.   Financial Statements
     --------------------

The following financial statements comprising each of the Sub-Accounts of the Separate Account are included in Part B hereof:

1.   Report of Independent Registered Public Accounting Firm.

2.   Statements of Assets and Liabilities as of December 31, 2012.

3.   Statements of Operations for the year ended December 31, 2012.

4.   Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011.

5.   Notes to the Financial Statements.

The following consolidated financial statements of the Company are included in Part B hereof:

1.   Independent Auditors' Report.

2.   Consolidated Balance Sheets as of December 31, 2012 and 2011.

3.   Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010.

4.   Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010.

5.   Consolidated Statements of Stockholder's Equity for the years ended December 31, 2012, 2011 and
     2010.

6.   Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010.

7.   Notes to the Consolidated Financial Statements.




b.              Exhibits
                --------

1.              Certification of Restated Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account (adopted May 18, 2004) (3)

2.              Not Applicable.

3.   (i)        Principal Underwriter's and Selling Agreement (effective January 1, 2001) (3)

     (ii)       Amendment to Principal Underwriter's and Selling Agreement (effective January 1, 2002) (3)

     (iii)      Agreement and Plan of Merger (12-01-04) (MLIDC into GAD) (6)

     (iv)       Form of Enterprise Selling Agreement 09-12 (MetLife Investors Distribution Company Sales Agreement) (14)

4.   (i)        Individual Flexible Purchase Payment Deferred Variable Annuity Contract (1)

     (ii)       Death Benefit Rider - Principal Protection (1)

     (iii)      Death Benefit Rider - (Annual Step-Up) (1)

     (iv)       Additional Death Benefit Rider - (Earnings Preservation Benefit) (1)

     (v)        Waiver of Withdrawal Charge for Nursing Home or Hospital Confinement Rider (1)

     (vi)       Terminal Illness Rider (1)

     (vii)      Unisex Annuity Rates Rider (1)

     (viii)     Endorsement (Name Change - effective March 1, 2001. MetLife Investors USA Insurance Company;
                formerly Security First Life Insurance Company) MI - 2023 (2)

     (ix)       Individual Retirement Annuity Endorsement 8023.1 (9/02) (3)

     (x)        Roth Individual Retirement Annuity Endorsement 9024.1 (9/02) (3)

     (xi)       401(a)/403(a) Plan Endorsement 8025.1 (9/02) (3)

     (xii)      Tax Sheltered Annuity Endorsement 8026.1 (9/02) (3)

     (xiii)     Simple Individual Retirement Annuity Endorsement 8276 (9/02) (3)

     (xiv)      Form of Enhanced Dollar Cost Averaging Rider 8013-1 (05/05) (4)

     (xv)       Form of Three Month Market Entry Rider 8104-1 (05/05) (4)


      (xvi)     Designated Beneficiary Non-Qualified Annuity Endorsement MLIU-NQ-1 (11/05)-I (5)

      (xvii)    Fixed Account Rider 8012 (11/00) (6)

      (xviii)   Form of Spousal Continuation Endorsement MLIU-GMIB (2/10)-E (9)

      (xix)     Form of Tax-Sheltered Annuity Endorsement MLIU-398-3 (12/08) (10)

      (xx)      Form of 401(a)/403(a) Plan Endorsement MLIU-401-3 (5/11) (13)

      (xxi)     Guaranteed Withdrawal Benefit Rider MLIU-690-5 (4/13) (GWB v1) (14)

      (xxii)    Guaranteed Withdrawal Benefit Payment Enhancement Rider MLIU-NHR (4/13) (GWB v1) (14)

      (xxiii)   Form of Contract Schedule 8028-7 (4/13) (14)

      (xxiv)    Form of Contract Schedule for Guaranteed Withdrawal Benefit (GWB) Rider MLIU-GWB (4/13) (GWB v1) (14)

5.              Form of Variable Annuity Application 8029 (6/11) APPUSAVA Sep 2011 [VA, C, L] (11)

6.    (i)       Copy of Restated Articles of Incorporation of the Company (3)

      (ii)      Copy of the Bylaws of the Company (3)

      (iii)     Certificate of Amendment of Certificate of Incorporation filed 10/01/79 and signed 9/27/79 (3)

      (iv)      Certificate of Change of Location of Registered Office and/or Registered Agent filed 2/26/80 and effective 2/8/80 (3)

      (v)       Certificate of Amendment of Certification of Incorporation signed 4/26/83 and certified 2/12/85 (3)

      (vi)      Certificate of Amendment of Certificate of Incorporation filed 10/22/84 and signed 10/19/84 (3)

      (vii)     Certificate of Amendment of Certificate of Incorporation certified 8/31/94 and adopted 6/13/94 (3)

      (viii)    Certificate of Amendment of Certificate of Incorporation of Security First Life Insurance Company
                (name change to MetLife Investors USA Insurance Company) filed 1/8/01 and signed 12/18/00 (3)


7.    (i)(a)    Automatic Reinsurance Agreement between MetLife Investors USA Insurance Company and Exeter
                Reassurance Company, Ltd. (effective January 1, 2012) (13)

      (i)(b)    Amendment No. 1 to Automatic Reinsurance Agreement effective as of January 1, 2012 (Agreement)
                between MetLife Investors USA Insurance Company (Cedent) and Exeter Reassurance Company, Ltd.
                (Reinsurer) (14)

8.    (i)(a)    Participation Agreement Among Met Investors Series Trust, Met Investors Advisory Corp., MetLife
                Investors Distribution Company and MetLife Investors USA Insurance Company (effective 02-12-01) (3)

      (i)(b)    First Amendment to Participation Agreement (effective 02-12-01) Among Met Investors Series Trust,
                Met Investors Advisory Corp., MetLife Investors Distribution Company and MetLife Investors USA
                Insurance Company (effective 02-01-08); and Second Amendment to the Participation Agreement
                (effective 02-12-01) Among Met Investors Series Trust, MetLife Advisers, LLC, MetLife Investors
                Distribution Company, and MetLife Investors USA Insurance Company (effective 05-01-09) (8)

      (i)(c)    Amendment to Participation Agreement in effect Among Met Investors Series Trust, Met Investors
                Advisory Corp., MetLife Investors Distribution Company and MetLife Investors USA Insurance
                Company et al. (effective 04-30-10) (12)

      (ii)(a)   Participation Agreement Among Metropolitan Series Fund, Inc., MetLife Advisors, LLC, MetLife
                Investors Distribution Company and MetLife Investors USA Insurance Company (effective 08-31-07) (7)

      (ii)(b)   Amendment to Participation Agreement in effect Among Metropolitan Series Fund, Inc., MetLife
                Advisors, LLC, MetLife Investors Distribution Company and MetLife Investors USA Insurance
                Company et al. (effective 04-30-10) (12)

9.              Opinion of Counsel (filed herewith)

10.             Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP) (filed herewith)

11.             Not Applicable.

12.             Not Applicable.

13.             Powers of Attorney for Eric T. Steigerwalt, Susan A. Buffum, Elizabeth M. Forget, Jay S. Kaduson,
                Stephen M. Kessler, Lisa S. Kuklinski, Mark E. Rosenthal, Peter M. Carlson and James J. Reilly (filed herewith)


    (1)         incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-54464 and 811-03365) filed electronically on January 26, 2001.

    (2)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 1 to Form N-4 (File
                Nos. 333-54464 and 811-03365) filed electronically on April 13, 2001.

    (3)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 6 to Form N-4 (File
                Nos. 333-54464 and 811-03365) filed electronically on July 15, 2004.

    (4)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 8 to Form N-4 (File
                Nos. 333-54464 and 811-03365) filed electronically on January 18, 2005.

    (5)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 13 to Form N-4 (File
                Nos. 333-54464 and 811-03365) filed electronically on September 9, 2005.

    (6)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 18 to Form N-4 (File
                Nos. 333-54466 and 811-03365) filed electronically on April 16, 2007.

    (7)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 26 to Form N-4 (File
                Nos. 333-54464 and 811-03365) filed electronically on October 31, 2007.

    (8)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 33 to Form N-4 (File
                Nos. 333-54466 and 811-03365) filed electronically on April 22, 2009.

    (9)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 35 to Form N-4 (File
                Nos. 333-54466 and 811-03365) filed electronically on April 22, 2010.

   (10)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 2 to Form N-4 (File
                Nos. 333-156648 and 811-03365) filed electronically on March 22, 2011.

   (11)         incorporated herein by reference to Registrant's Form N-4 (File Nos. 333-176374 and 811-03365) filed electronically on August 17, 2011.

   (12)         incorporated herein by reference to Registrant's N-4 (File Nos. 333-179239 and 811-03365) filed electronically on January 30, 2012.

   (13)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 4 to Form N-4 (File
                Nos. 333-176374 and 811-03365) filed electronically on April 11, 2012.

   (14)         incorporated herein by reference to Registrant's Post-Effective Amendment No. 12 to Form N-4 (File
                Nos. 333-176374 and 811-03365) filed electronically on April 10, 2013.



ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR


The following are the Officers and Directors who are engaged directly or indirectly in activities relating to the Registrant or the variable annuity contracts offered by the Registrant and the executive officers of the Company:



Name and Principal Business Address   Positions and Offices with Depositor
-----------------------------------   ------------------------------------
  Eric T. Steigerwalt                 Director, Chairman of the Board, President, and Chief
  501 Route 22                        Executive Officer
  Bridgewater, NJ 08807

  Peter M. Carlson                    Executive Vice President and Chief Accounting Officer
  1095 Avenue of the Americas
  New York, NY 10036

  Susan A. Buffum                     Director
  10 Park Avenue
  Morristown, NJ 07962

  James J. Reilly                     Vice President-Finance (principal financial officer)
  501 Boylston Street
  Boston, MA 02116

  Jay S. Kaduson                      Director and Vice President
  1 MetLife Plaza
  27-01 Queens Plaza North
  Long Island City, NY 11101

  Stephen M. Kessler                  Director
  1 MetLife Plaza
  27-01 Queens Plaza North
  Long Island City, NY 11101


Name and Principal Business Address     Positions and Offices with Depositor
-----------------------------------     ------------------------------------
  Elizabeth M. Forget                   Director and Executive Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Lisa S. Kuklinski                     Director and Vice President
  1095 Avenue of the Americans
  New York, NY 10036

  Mark E. Rosenthal                     Director
  5 Park Plaza
  Suite 1900 EBS
  Irving, CA 92614

  Isaac Torres                          Secretary
  1095 Avenue of the Americas
  New York, NY 10036

  Debora L. Buffington                  Vice President, Director of Compliance
  5 Park Plaza
  Suite 1900
  Irvine, CA 92614

  Jonathan L. Rosenthal                 Vice President, Chief Hedging Officer
  10 Park Avenue
  Morristown, NJ 07962

  Christopher A. Kremer                 Vice President
  501 Boylston Street
  Boston, MA 02116

  Marian J. Zeldin                      Vice President
  501 Route 22
  Bridgewater, NJ 08807

  Karen A. Johnson                      Vice President
  501 Boylston Street
  Boston, MA 02116

  Roberto Baron                         Vice President
  1095 Avenue of the Americas
  New York, NY 10036

  Gregory E. Illson                     Vice President
  501 Boylston Street
  Boston, MA 02116

  Jeffrey P. Halperin                   Vice President
  334 Madison Avenue
  P O Box 1949
  Morristown, MJ 07960

  Marlene B. Debel                      Treasurer
  1095 Avenue of the Americas
  New York, NY 10036

  Mark S. Reilly                        Vice President
  1300 Hall Boulevard
  Bloomfield, CT 06002-2910

  Gene L. Lunman                        Vice President
  1300 Hall Boulevard
  Bloomfield, CT 06002-2910

  Robert L. Staffier, Jr.               Vice President
  501 Boylston Street
  Boston, MA 02116

  Scott E. Andrews                      Vice President
  4700 Westown Pkwy., Suite 200
  West Des Moines, IA 50266

  Manish P. Bhatt                       Vice President
  1095 Avenue of the Americas
  New York, NY 10036


Name and Principal Business Address        Positions and Offices with Depositor
-----------------------------------        ------------------------------------
         Henry W. Blaylock                 Vice President
         200 Park Avenue, 12th Floor
         New York, NY 10166

         Cynthia Mallett                   Vice President
         One Financial Center, 20th Floor
         Boston, MA 02111

         Sabrina K. Model                  Vice President
         501 Route 22
         Bridgewater, NJ 08807

         John J. Iwanicki                  Vice President
         18210 Crane Nest Drive
         Tampa, FL 33647

         Nan Tecotzky                      Vice President
         200 Park Avenue, 12th Floor
         New York, NY 10166

         Andrew Kaniuk                     Vice President
         501 Route 22
         Bridgewater, NJ 08807

         Jodi Anatole                      Vice President
         1095 Avenue of the Americas
         New York, NY 10036

         Geoffrey A. Fradkin               Vice President
         501 Route 22
         Bridgewater, NJ 08807

         Lynn A. Dumais                    Vice President
         18210 Crane Nest Drive
         Tampa, FL 33647

         Rashid Ismail                     Vice President
         5 Park Plaza
         Suite 1900
         Irvine, CA 92614

         Michael F. Rogalski               Vice President
         501 Route 22
         Bridgewater, NJ 08807

         Timothy J. McLinden               Vice President
         1095 Avenue of the Americas
         New York, NY 10036


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


    The Registrant is a separate account of MetLife Investors USA Insurance Company under Delaware insurance law. MetLife Investors USA Insurance Company is a wholly-owned direct subsidiary of MetLife Insurance Company of Connecticut which in turn is a direct subsidiary of MetLife, Inc., a publicly traded company. The following outline indicates those entities that are controlled by MetLife, Inc. or are under the common control of MetLife, Inc. No person is controlled by the Registrant.

           ORGANIZATIONAL STRUCTURE OF METLIFE, INC. AND SUBSIDIARIES
                              AS OF DECEMBER 31, 2012

The following is a list of subsidiaries of MetLife, Inc. updated as of December 31, 2012. Those entities which are listed at the left margin (labeled with capital letters) are direct subsidiaries of MetLife, Inc. Unless otherwise indicated, each entity which is indented under another entity is a subsidiary of that other entity and, therefore, an indirect subsidiary of MetLife, Inc. Certain inactive subsidiaries have been omitted from the MetLife, Inc. organizational listing. The voting securities (excluding directors' qualifying shares, if any) of the subsidiaries listed are 100% owned by their respective parent corporations, unless otherwise indicated. The jurisdiction of domicile of each subsidiary listed is set forth in the parenthetical following such subsidiary.


A.    MetLife Group, Inc. (NY)

B.    MetLife Bank, National Association (USA)

      1. MetLife Home Loans LLC (DE)

C.    Exeter Reassurance Company, Ltd. (Cayman Islands)

D.    Metropolitan Tower Life Insurance Company (DE)


      1.    EntreCap Real Estate II LLC (DE)

            a)    PREFCO Dix-Huit LLC (CT)

            b)    PREFCO X Holdings LLC (CT)

            c) PREFCO Ten Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Ten Limited Partnership is held by EntreCap Real Estate II LLC and 0.1% general partnership is held by PREFCO X Holdings LLC.

            d)    PREFCO Vingt LLC (CT)

            e) PREFCO Twenty Limited Partnership (CT) - a 99% limited partnership interest of PREFCO Twenty Limited Partnership is held by EntreCap Real Estate II LLC and 1% general partnership is held by PREFCO Vingt LLC.

     2.     Plaza Drive Properties, LLC (DE)

     3.     MTL Leasing, LLC (DE)

            a)    PREFCO IX Realty LLC (CT)

            b)    PREFCO XIV Holdings LLC (CT)

            c) PREFCO Fourteen Limited Partnership (CT) - a 99.9% limited partnership interest of PREFCO Fourteen Limited Partnership is held by MTL Leasing, LLC and 0.1% general partnership is held by PREFCO XIV Holdings LLC.

            d)    1320 Venture LLC (DE)

            e)    1320 GP LLC (DE)

            f) 1320 Owner LP (DE) - a 99.9% limited partnership of 1320 Owner LP is held by 1320 Venture LLC and 0.1% general partnership is held by 1320 GP LLC.

     4.     MetLife Reinsurance Company of Delaware (DE)

E. MetLife Chile Inversiones SpA (Chile) - 70.4345328853% of MetLife Chile Inversiones SpA is owned by MetLife, Inc., 26.6071557459% by American Life Insurance Company ("ALICO"), 2.9583113284% is owned by Inversiones MetLife Holdco Dos Limitada and 0.0000000404% is owned by Natilportem Holdings, Inc.

      1. MetLife Chile Seguros de Vida S.A. (Chile) - 99.9969% of MetLife Chile Seguros de Vida S.A. is held by MetLife Chile Inversiones SpA and 0.0031% by International Technical and Advisory Services Limited.

            a) MetLife Chile Administradora de Mutuos Hipotecarios S.A. (Chile) - 99.99% of MetLife Chile Administradora de Mutuos Hipotecarios S.A. is owned by MetLife Chile Seguros de Vida S.A. and 0.01% is owned by MetLife Chile Inversiones SpA.

      2. Legal Chile S.A. (Chile) - 51% of Legal Chile S.A. is owned by MetLife Chile Inversiones SpA and the remaining interest is owned by a third party.

            a) Legalgroup S.A. (Chile) - 99% of Legalgroup S.A. is owned by Legal Chile S.A. and the remaining interest is owned by a third party.

F. Metropolitan Life Seguros de Vida S.A. (Uruguay) - 99.9994% of Metropolitan Life Seguros de Vida S.A. is owned by MetLife, Inc. and 0.0006% is owned by Oscar Schmidt.

G.    MetLife Securities, Inc. (DE)

H.    Enterprise General Insurance Agency, Inc. (DE)

I.    Metropolitan Property and Casualty Insurance Company (RI)

      1.    Metropolitan General Insurance Company (RI)

      2.    Metropolitan Casualty Insurance Company (RI)

      3.    Metropolitan Direct Property and Casualty Insurance Company (RI)

      4.    Met P&C Managing General Agency, Inc. (TX)

      5.    MetLife Auto & Home Insurance Agency, Inc. (RI)

      6.    Metropolitan Group Property and Casualty Insurance Company (RI)

            a)    Metropolitan Reinsurance Company (U.K.) Limited (United
                  Kingdom)

      7.    Metropolitan Lloyds, Inc. (TX)

            a) Metropolitan Lloyds Insurance Company of Texas (TX)- Metropolitan Lloyds Insurance Company of Texas, an affiliated association, provides automobile, homeowner and related insurance for the Texas market. It is an association of individuals designated as underwriters. Metropolitan Lloyds, Inc., a subsidiary of Metropolitan Property and Casualty Insurance Company, serves as the attorney-in-fact and manages the association.

      8.    Economy Fire & Casualty Company (IL)

            a)    Economy Preferred Insurance Company (IL)

            b)    Economy Premier Assurance Company (IL)

J.    MetLife Investors Insurance Company (MO)

K.    First MetLife Investors Insurance Company (NY)

L.    Walnut Street Securities, Inc. (MO)

M.    Newbury Insurance Company, Limited (Bermuda)

N.    MetLife Investors Group, Inc. (DE)

      1.    MetLife Investors Distribution Company (MO)

      2.    MetLife Advisers, LLC (MA)

O.    MetLife International Holdings, Inc. (DE)

      1.    MetLife Mexico Cares, S.A. de C.V. (Mexico)

            a)    Fundacion MetLife Mexico, A.C. (Mexico)

      2.    Natiloportem Holdings, Inc. (DE)

            a)    Servicios Administrativos Gen, S.A. de C.V. (Mexico)

                  i) MLA Comercial, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

                  ii) MLA Servicios, S.A. de C.V. (Mexico) 99% is owned by Servicios Administrativos Gen, S.A. de C.V. and 1% is owned by MetLife Mexico Cares, S.A. de C.V.

      3. MetLife India Insurance Company Limited (India)- 26% is owned by MetLife International Holdings, Inc. and 74% is owned by third parties.


      4.    Metropolitan Life Insurance Company of Hong Kong Limited (Hong
            Kong)- 99.99935% is owned by MetLife International Holdings, Inc. and 0.00065% is owned by Natiloporterm Holdings, Inc.


      5. MetLife Seguros de Vida S.A. (Argentina)- 96.7372% is owned by MetLife International Holdings, Inc. and 3.2628% is owned by Natiloportem Holdings, Inc.


      6. Metropolitan Life Seguros e Previdencia Privada S.A. (Brazil)- 66.6617540% is owned by MetLife International Holdings, Inc., 33.3382457% is owned by MetLife Worldwide Holdings, Inc. and 0.0000003% is owned by Natiloportem Holdings, Inc.


      7.    MetLife Global, Inc. (DE)

      8. MetLife Administradora de Fundos Multipatrocinados Ltda. (Brazil) - 99.999998% of MetLife Administradora de Fundos Multipatrocinados Ltda. is owned by MetLife International Holdings, Inc. and 0.000002% by Natiloportem Holdings, Inc.

      9.    MetLife Services Limited (United Kingdom)

      10. MetLife Seguros de Retiro S.A. (Argentina) - 96.8488% is owned by MetLife International Holdings, Inc. and 3.1512% is owned by Natiloportem Holdings, Inc.

      11. Best Market S.A. (Argentina) - 5% of the shares are held by Natiloportem Holdings, Inc. and 95% is owned by MetLife International Holdings Inc.

      12. Compania Previsional MetLife S.A. (Brazil) - 95.46% is owned by MetLife International Holdings, Inc. and 4.54% is owned by Natiloportem Holdings, Inc.

            a) MetLife Servicios S.A. (Argentina) - 18.87% of the shares of MetLife Servicios S.A. are held by Compania Previsional MetLife S.A., 79.88% is owned by MetLife Seguros de Vida S.A., 0.99% is held by Natiloportem Holdings, Inc. and 0.26% is held by MetLife Seguros de Retiro S.A.

      13.   MetLife Worldwide Holdings, Inc. (DE)

            a)    MetLife Direct Co., LTD. (Japan)

            b)    MetLife Limited (Hong Kong)

      14.   MetLife International Limited, LLC (DE)

      15. MetLife Planos Odontologicos Ltda. (Brazil) - 99.999% is owned by MetLife International Holdings, Inc. and 0.001% is owned by Natiloportem Holdings, Inc.

      16.   MetLife Ireland Holdings One Limited (Ireland)

            a) MetLife Global Holdings Corporation S.A. de C.V. (Mexico) - 98.9% is owned by MetLife Ireland Holdings One Limited and 1.1% is owned by MetLife International Limited, LLC.

                  i)    MetLife Ireland Treasury Limited (Ireland)

                        a)    MetLife General Insurance Limited (Australia)

                        b)    MetLife Insurance Limited (Australia)

                              1)    The Direct Call Centre PTY Limited
                                    (Australia)

                              2)    MetLife Investments PTY Limited (Australia)

                                    aa)   MetLife Insurance and Investment Trust
                                          (Australia) - MetLife Insurance and
                                          Investment Trust is a trust vehicle,
                                          the trustee of which is MetLife
                                          Investments PTY Limited ("MIPL"). MIPL
                                          is a wholly owned subsidiary of
                                          MetLife Insurance Limited.

                  ii) Metropolitan Global Management, LLC (DE) - 99.7% is owned by MetLife Global Holdings Corporation, S.A. de C.V. and 0.3% is owned by MetLife International Holdings, Inc.

                        a) MetLife Pensiones Mexico S.A. (Mexico)- 97.4738% is owned by Metropolitan Global Management, LLC and 2.5262% is owned by MetLife International Holdings, Inc.

                        b) MetLife Mexico Servicios, S.A. de C.V. (Mexico) - 98% is owned by Metropolitan Global Management, LLC and 2% is owned by MetLife International Holdings, Inc.

                        c) MetLife Mexico S.A. (Mexico)- 99.050271% is owned by Metropolitan Global Management, LLC and 0.949729% is owned by MetLife International Holdings, Inc.

                              1) MetLife Afore, S.A. de C.V. (Mexico)- 99.99% is owned by MetLife Mexico S.A. and 0.01% is owned by MetLife Pensiones Mexico S.A.

                                    aa)    Met1 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    bb)    Met2 SIEFORE, S.A. de C.V. (Mexico)-
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    cc)    MetA SIEFORE Adicional, S.A. de C.V.
                                           (Mexico)- 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    dd)    Met3 SIEFORE Basica, S.A. de C.V.
                                           (Mexico) - 99.99% is owned by MetLife
                                           Afore, S.A. de C.V. and 0.01% is
                                           owned by MetLife Mexico S.A.

                                    ee)    Met4 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                                    ff)    Met5 SIEFORE, S.A. de C.V. (Mexico) -
                                           99.99% is owned by MetLife Afore,
                                           S.A. de C.V. and 0.01% is owned by
                                           MetLife Mexico S.A.

                              2)    ML Capacitacion Comercial S.A. de C.V.
                                    (Mexico) - 99% is owned by MetLife Mexico
                                    S.A. and 1% is owned by MetLife Mexico
                                    Cares, S.A. de C.V.

                        d) MetLife Saengmyoung Insurance Co. Ltd. (also known as MetLife Insurance Company of Korea Limited (South Korea)- 14.64% is owned by MetLife Mexico, S.A. and 85.36% is owned by Metropolitan Global Management, LLC.

      17. Inversiones Metlife Holdco Dos Limitada (Chile)- 99% is owned by Metlife International Holdings, Inc. and 1% is owned by Natiloportem Holdings, Inc.

      18.   MetLife Asia Pacific Limited (Hong Kong)

P.    Metropolitan Life Insurance Company (NY)

      1.    334 Madison Euro Investments, Inc. (DE)

      2.    St. James Fleet Investments Two Limited (Cayman Islands)

            a)    Park Twenty Three Investments Company (United Kingdom)

                  i) Convent Station Euro Investments Four Company (United Kingdom)

                        aa)    OMI MLIC Investments Limited (Cayman Islands)

      3.    CRB Co., Inc. (MA)

      4.    MLIC Asset Holdings II LLC (DE)

            a)    El Conquistador MAH II LLC (DE)

      5.    CC Holdco Manager (DE)

      6.    Alternative Fuel I, LLC (DE)

      7.    Transmountain Land & Livestock Company (MT)

      8.    MetPark Funding, Inc. (DE)

      9.    HPZ Assets LLC (DE)

      10.   Missouri Reinsurance, Inc. (Cayman Islands)

      11.   Metropolitan Tower Realty Company, Inc. (DE)

            a)    Midtown Heights, LLC (DE)

      12.   MetLife Real Estate Cayman Company (Cayman Islands)

      13.   MetCanada Investments Ltd. (Canada)

      14.   MetLife Private Equity Holdings, LLC (DE)

      15.   23rd Street Investments, Inc. (DE)

            a) MetLife Capital Credit L.P. (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

            b) MetLife Capital, Limited Partnership (DE)- 1% General Partnership interest is held by 23rd Street Investments, Inc. and 99% Limited Partnership interest is held by Metropolitan Life Insurance Company.

      16.   Hyatt Legal Plans, Inc. (DE)

            a)    Hyatt Legal Plans of Florida, Inc. (FL)

      17.   MetLife Holdings, Inc. (DE)

            a)    MetLife Credit Corp. (DE)

            b)    MetLife Funding, Inc. (DE)

      18.   MetLife Investments Asia Limited (Hong Kong)

      19. MetLife Investments Limited (United Kingdom)- 23rd Street Investments, Inc. holds one share of MetLife Investments Limited.

      20. MetLife Latin America Asesorias e Inversiones Limitada (Chile)- 23rd Street Investments, Inc. holds 0.01% of MetLife Latin America Asesorias e Inversiones Limitada.

      21.   New England Life Insurance Company (MA)

            a)    New England Securities Corporation (MA)

      22.   General American Life Insurance Company (MO)

            a)    GALIC Holdings LLC (DE)

      23.   Corporate Real Estate Holdings, LLC (DE)

      24. Ten Park SPC (Cayman Islands) - 1% voting control of Ten Park SPC is held by 23rd Street Investments, Inc.

      25.   MetLife Tower Resources Group, Inc. (DE)

      26.   Headland-Pacific Palisades, LLC (CA)

      27.   Headland Properties Associates (CA) - 1% is owned by
            Headland-Pacific Palisades, LLC and 99% is owned by Metropolitan Life Insurance Company.

      28.   WFP 1000 Holding Company GP, LLC (DE)

      29.   White Oak Royalty Company (OK)

      30.   500 Grant Street GP LLC (DE)

      31. 500 Grant Street Associates Limited Partnership (CT) - 99% of 500 Grant Street Associates Limited Partnership is held by Metropolitan Life Insurance Company and 1% by 500 Grant Street GP LLC.

      32.   MetLife Canada/MetVie Canada (Canada)

      33.   MetLife Retirement Services LLC (NJ)

            a)   MetLife Investment Funds Services LLC (NJ)

                 i)   MetLife Associates LLC (DE)

      34.   Euro CL Investments LLC (DE)

      35.   MEX DF Properties, LLC (DE)

      36. MSV Irvine Property, LLC (DE) - 4% of MSV Irvine Property, LLC is owned by Metropolitan Tower Realty Company, Inc. and 96% is owned by Metropolitan Life Insurance Company

      37.   MetLife Properties Ventures, LLC (DE)

            a)   Citypoint Holdings II Limited (United Kingdom)

      38.   Housing Fund Manager, LLC (DE)

            a) MTC Fund I, LLC (DE) 0.01% of MTC Fund I, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            b) MTC Fund II, LLC (DE) - 0.01% of MTC Fund II, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

            c) MTC Fund III, LLC (DE) - 0.01% of MTC Fund III, LLC is held by Housing Fund Manager, LLC. - Housing Fund Manager, LLC is the managing member LLC and the remaining interests are held by a third party member.

      39.   MLIC Asset Holdings LLC (DE)

      40.   85 Broad Street Mezzanine LLC (DE)

            a)   85 Broad Street LLC (DE)

      41.   The Building at 575 Fifth Avenue Mezzanine LLC (DE)

            a)   The Building at 575 Fifth LLC (DE)

      42. CML Columbia Park Fund I, LLC (DE)- 10% of membership interest is held by MetLife Insurance Company of Connecticut and 90% membership interest is held by Metropolitan Life Insurance Company.

      43. Para-Met Plaza Associates (FL)- 75% of the General Partnership is held by Metropolitan Life Insurance Company and 25% of the General Partnership is held by Metropolitan Tower Realty Company, Inc.

      44.   MLIC CB Holdings LLC (DE)

      45. Met II Office Mezzanine LLC (FL) - 10.4167% of the membership interest is owned by Metropolitan Tower Life Insurance Company and 89.5833% is owned by Metropolitan Life Insurance Company.

            a)   Met II Office, LLC (FL)

      46.   The Worthington Series Trust (DE)

      47. MetLife CC Member, LLC (DE) - 63.415% of MetLife CC Member, LLC is held by Metropolitan Life Insurance Company, 17.073% by MetLife Investors USA Insurance Company, 14.634% by MetLife Insurance Company of Connecticut and 4.878% by General American Life Insurance Company.

      48.   Oconee Hotel Company, LLC (DE)

      49.   Oconee Land Company, LLC (DE)

            a)  Oconee Land Development Company, LLC (DE)

            b)  Oconee Golf Company, LLC (DE)

            c)  Oconee Marina Company, LLC (DE)

      50.   1201 TAB Manager, LLC (DE)

      51. MetLife 1201 TAB Member, LLC (DE) - 66.67% of MetLife 1201 TAB Member, LLC is owned by Metropolitan Life Insurance Company, 18.18% is owned by MetLife Investors USA Insurance Company, 12.12% is owned by MetLife Insurance Company of Connecticut and 3.03% is owned by Metropolitan Property and Casualty Insurance Company.

      52. MetLife LHH Member, LLC (DE) - 69.23% of MetLife LHH Member, LLC is owned by Metropolitan Life Insurance Company, 19.78% is owned by MetLife Investors USA Insurance Company and 10.99% is owned by New England Life Insurance Company.

      53.   Ashton Southend GP, LLC (DE)

      54. Tremont Partners, LP (DE) - 99.9% LP interest of Tremont Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Ashton Southend GP, LLC.

      55. Riverway Residential, LP (DE) - 99.9% LP interest of Riverway Residential, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      56. 10420 McKinley Partners, LP (DE) - 99.9% LP interest of 10420 McKinley Partners, LP is owned by Metropolitan Life Insurance Company and 0.1% GP interest is owned by Metropolitan Tower Realty Company, Inc.

      57.   Ardrey Kell Townhomes, LLC (DE)

      58.   Boulevard Residential, LLC (DE)

      59.   465 N. Park Drive, LLC (DE)

Q.    MetLife Capital Trust IV (DE)

R. MetLife Insurance Company of Connecticut (CT) - 86.72% is owned by MetLife, Inc. and 13.28% by MetLife Investors Group, Inc.

      1.    MetLife Property Ventures Canada ULC (Canada)

      2.    Pilgrim Alternative Investments Opportunity Fund III Associates, LLC
            (CT) - 67% is owned by MetLife Insurance Company of Connecticut and 33% is owned by third party.

      3.    Metropolitan Connecticut Properties Ventures, LLC (DE)

      4.    MetLife Canadian Property Ventures LLC (NY)

      5.    Euro TI Investments LLC (DE)

      6.    Greenwich Street Investments, L.L.C. (DE)

            a)    Greenwich Street Capital Offshore Fund, Ltd. (Virgin
                  Islands)

            b)    Greenwich Street Investments, L.P. (DE)

      7. One Financial Place Corporation (DE) - 100% is owned in the aggregate by MetLife Insurance Company of Connecticut.

      8.    Plaza LLC (CT)

            a)    Tower Square Securities, Inc. (CT)

      9.    TIC European Real Estate LP, LLC (DE)

      10.   MetLife European Holdings, LLC (DE)

            a)    MetLife Assurance Limited (United Kingdom)

      11.   Travelers International Investments Ltd. (Cayman Islands)

      12.   Euro TL Investments LLC (DE)

      13.   Corrigan TLP LLC (DE)

      14.   TLA Holdings LLC (DE)

            a)    The Prospect Company (DE)

      15. TRAL & Co. (CT) - TRAL & Co. is a general partnership. Its partners are MetLife Insurance Company of Connecticut and Metropolitan Life Insurance Company.

      16.   MetLife Investors USA Insurance Company (DE)

            a)    MetLife Renewables Holding, LLC (DE)

                  i)    Greater Sandhill I, LLC (DE)

      17.   TLA Holdings II LLC (DE)

      18.   TLA Holdings III LLC (DE)

      19. MetLife Greenstone Southeast Venture, LLC (DE) - 95% of MetLife Greenstone Southeast Venture, LLC is owned by MetLife Insurance Company of Connecticut and 5% is owned by Metropolitan Connecticut Properties Ventures, LLC.

            a)    MLGP Lakeside, LLC (DE)

S.    MetLife Reinsurance Company of South Carolina (SC)

T.    MetLife Investment Management, LLC (DE)

U.    MetLife Standby I, LLC (DE)

      1.   MetLife Exchange Trust I (DE)

V.    MetLife Services and Solutions, LLC (DE)

      1.   MetLife Solutions Pte. Ltd. (Singapore)

           a)    MetLife Services East Private Limited (India)

           b) MetLife Global Operations Support Center Private Limited (India) - 99.99999% is owned by MetLife Solutions Pte. Ltd. and 0.00001% is owned by Natiloportem Holdings, Inc.

W.    SafeGuard Health Enterprises, Inc. (DE)

      1.   MetLife Health Plans, Inc. (DE)

      2.   SafeGuard Health Plans, Inc. (CA)

      3.   SafeHealth Life Insurance Company (CA)

      4.   SafeGuard Health Plans, Inc. (FL)

      5.   SafeGuard Health Plans, Inc. (NV)

      6.   SafeGuard Health Plans, Inc. (TX)

X.    MetLife Capital Trust X (DE)

Y.    Cova Life Management Company (DE)

Z.    MetLife Reinsurance Company of Charleston (SC)

AA.   MetLife Reinsurance Company of Vermont (VT)

AB.   Delaware American Life Insurance Company (DE)

      1.    GBN, LLC (DE)

AC.   Federal Flood Certification LLC (TX)

AD.   American Life Insurance Company (ALICO) (DE)

      1.    MetLife ALICO Life Insurance K.K. (Japan)

               a)  Nagasaki Operation Yugen Kaisha (Japan)

               b)  Communication One Kabushiki Kaisha (Japan)

               c)  Financial Learning Kabushiki Kaisha (Japan)

      2.    MetLife Global Holding Company I GmbH (Swiss I) (Switzerland)

               a)  MetLife Global Holding Company II GmbH (Swiss II)
                   (Switzerland)

                   1) MetLife EU Holding Company Limited (Ireland) - 18.234% of MetLife EU Holding Company Limited is owned by ALICO and the remaining interest is owned by MetLife Global Holding Company II GmbH.

                       aa) MetLife Europe Limited (Ireland)

                           ii. MetLife Pension Trustees Limited (United Kingdom)

                       bb) Agenvita S.r.l. (Italy)

                       cc) MetLife Europe Insurance Limited (Ireland)

                       dd) MetLife Europe Services Limited (Ireland)

                       ee) MetLife Insurance Limited (United Kingdom)

                       ff) MetLife Limited (United Kingdom)

                       gg) MetLife Services, Sociedad Limitada (Spain)

                       hh) MetLife Insurance S.A./NV (Belgium) - 99.99999% of
                           MetLife Insurance S.A./NV is owned by MetLife EU Holding Company Limited and 0.00001% is owned by Natilportem Holdings, Inc.

                   2)  MetLife S.A. (France)

                       aa) Hestis S.A.(France) - 66.06% of Hestis S.A. is owned
                           by ALICO and the remaining interests are owned by third parties.

                       bb) MetLife Solutions S.A.S. (France)

      3. Pharaonic American Life Insurance Company (Egypt) - 84.125% of Pharaonic American Life Insurance Company is owned by ALICO and the remaining interests are owned by third parties.

      4.    MetLife Holdings (Cyprus) Limited (Cyprus)

      5.    ALICO Limited (Nigeria)

      6.    American Life Limited (Nigeria)

      7. American Life Insurance Company (Pakistan) Ltd. (Pakistan) - 81.96% of American Life Insurance Company (Pakistan) Ltd. is owned by ALICO and the remaining interests are owned by third parties.

      8. MetLife Emeklilik ve Hayat A.S. (Turkey) - 99.972% of MetLife Emeklilik ve Hayat A.S. is owned by ALICO and the remaining interests are owned by third parties.

      9.    ALICO Zhivotozastrahovat elno Druzestvo EAD (Bulgaria)

      10.   Amcico pojist'ovna a.s. (Czech Republic)

            (a)   Metlife pojist'ovna a.s. (Czech Republic)

      11.   American Life Insurance Company (Cyprus) Limited (Cyprus)

      12.   MetLife Alico Life Insurance Company S.A. (Greece)

            a) ALICO Mutual Fund Management Company (Greece) - 90% of ALICO Mutual Fund Management Company is owned by MetLife Alico Life Insurance Company S.A. (Greece) and the remaining interests are owned by third parties.

      13. AHICO First American Hungarian Insurance Company (Elso Amerikai-Magyar Biztosito) Zrt. (Hungary)

            a)    First Hungarian-American Insurance Agency Limited (Hungary)

            b)    Metlife Biztosito Zrt. (Hungary)

      14. AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. (Poland)

            a)    Amplico Services Sp z.o.o. (Poland)

            b)    AMPLICO Towartzystwo Funduszky Inwestycyjnych, S.A. (Poland)

            c) AMPLICO Powszechne Towartzystwo Emerytalne S.A. (Poland) - 50% of AMPLICO Powszechne Towarzystwo Emerytalne S.A. is owned by AMPLICO Life-First American Polish Life Insurance & Reinsurance Company, S.A. and the remaining 50% is owned by ALICO.

      15. ALICO Asigurari Romania S.A. (Romania) - 99.99999726375% of ALICO Asigurari Romania S.A. is owned by American Life Insurance Company and the remaining 0.000001273625% is owned by International Technical and Advisory Services Limited.

            a) ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. (Romania) - 99.9748% of ALICO Societate de Administrare a unui Fond de Pensii Administrat Privat S.A. is owned by ALICO Asigurari Romania S.A. and 0.0252% is owned by AMPLICO Services Sp z.o.o.

            b)    Metropolitan Training and Consulting S.R.L. (Romania)

            c) Metropolitan Life Asigurari S.A. (Romania) - 99.9999% of Metropolitan Life Asigurari S.A. is owned by ALICO Asigurari Romania S.A. and 0.0001% is owned by International Technical and Advisory Services Limited.

      16.   International Investment Holding Company Limited (Russia)

      17.   ALICO European Holdings Limited (Ireland)

            a)    ZAO Master D (Russia)

                  i) ZAO ALICO Insurance Company (Russia) - 51% of ZAO ALICO Insurance Company is owned by ZAO Master D and 49% is owned by ALICO.

      18.   MetLife Akcionarska Drustvoza za Zivotno Osiguranje (Serbia)
            - 99.96% of MetLife Akcionarska Drustvoza za Zivotno Osiguranje is owned by ALICO and the remaining 0.04% is owned by International Technical and Advisory Services Limited.

      19.   MetLife AMSLICO poist'ovna a.s. (Slovakia)

            a)    ALICO Services Central Europe s.r.o. (Slovakia)

            b)    ALICO Funds Central Europe sprav. spol., a.s. (Slovakia)

      20.   ALICO Gestora de Fondos y Planos de Pensiones S.A. (Spain)

      21.   ALICO Management Services Limited (United Kingdom)

      22.   ZEUS Administration Services Limited (United Kingdom)

      23. ALICO Trustees Ltd. (United Kingdom) - 50% of ALICO Trustees (UK) Ltd. is owned by ALICO and the remaining interest is owned by International Technical and Advisory Services Limited.

      24. PJSC ALICO Ukraine (Ukraine) - 99.9990% of PJSC ALICO Ukraine is owned by ALICO 0.0005% is owned by International Technical and Advisory Services Limited and the remaining 0.0005% is owned by Borderland Investment Limited.

      25.   Borderland Investment Limited (USA-Delaware)

            a)    ALICO Hellas Single Member Limited Liability Company (Greece)

      26.   International Technical and Advisory Services Limited (USA-Delaware)

      27.   ALICO Operations Inc. (USA-Delaware)

            a)    ALICO Asset Management Corp. (Japan)

      28. ALICO Compania de Seguros de Retiro, S.A. (Argentina) - 90% of ALICO Compania de Seguros de Retiro, S.A. is owned by ALICO and the remaining interest by International Technical & Advisory Services.

      29. ALICO Compania de Seguros, S.A. (Argentina) - 90% of ALICO Compania de Seguros, S.A. is owned by ALICO and the remaining interest by International Technical & Advisory Services.

      30. MetLife Colombia Seguros de Vida S.A. (Colombia) - 94.989997% of MetLife Colombia Seguros de Vida S.A. is owned by ALICO, 5.01% is owned by International Technical and Advisory Services Limited and the remaining interests are owned by third parties.

      31. ALICO Mexico Compania de Seguros de Vida, S.A. de C.V. (Mexico) - 99.999998% of ALICO Mexico Compania de Seguros de Vida, SA de CV is owned by ALICO and 0.000002% is owned by International Technical and Advisory Services Limited.

      32.   MetLife Seguros de Vida, S.A. (Uruguay)

      33. ALICO Properties, Inc. (USA-Delaware) - 51% of ALICO Properties, Inc. is owned by ALICO and the remaining interests are owned by third parties.

            a)    Global Properties, Inc. (USA-Delaware)

      34.   Alpha Properties, Inc. (USA-Delaware)

      35.   Beta Properties, Inc. (USA-Delaware)

      36.   Delta Properties Japan, Inc. (USA-Delaware)

      37.   Epsilon Properties Japan, Inc. (USA-Delaware)

      38.   Iris Properties, Inc. (USA-Delaware)

      39.   Kappa Properties Japan, Inc. (USA-Delaware)

1) The voting securities (excluding directors' qualifying shares, if any) of each subsidiary shown on the organizational chart are 100% owned by their respective parent corporation, unless otherwise indicated.

2) The Metropolitan Money Market Pool and MetLife Intermediate Income Pool are pass-through investment pools, of which Metropolitan Life Insurance Company and/or its subsidiaries and/or affiliates are general partners.

3) The MetLife, Inc. organizational chart does not include real estate joint ventures and partnerships of which MetLife, Inc. and/or its subsidiaries is an investment partner. In addition, certain inactive subsidiaries have also been omitted.

4) MetLife Services EEIG is a cost-sharing mechanism used in the EU for EU-affiliated members.

ITEM 27. NUMBER OF CONTRACT OWNERS



As of January 31, 2013, there were 416,864 owners of qualified contracts and 187,319 owners of non-qualified contracts offered by the Registrant (MetLife Investors USA Separate Account A).


ITEM 28. INDEMNIFICATION


    The Depositor's parent, MetLife, Inc. has secured a Financial Institutions Bond in the amount of $50,000,000, subject to a $5,000,000 deductible. MetLife, Inc. also maintains a Directors and Officers Liability and Corporate Reimbursement Insurance Policy with limits of $400 million under which the Depositor and MetLife Investors Distribution Company, the Registrant's underwriter (the "underwriter"), as well as certain other subsidiaries of MetLife are covered. A provision in Metlife, Inc.'s by-laws provides for the indemnification (under certain circumstances) of individuals serving as directors or officers of certain organizations, including the Depositor and the Underwriter.

    A director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which would involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. The foregoing sentence notwithstanding, if the Delaware General Corporation Law hereafter is amended to authorized further limitations of the liability of a director of a corporation, then a director of the corporation, in addition to the circumstances in which a director is not personally liable as set forth in the preceding sentence, shall be held free from liability to the fullest extent permitted by the Delaware General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article 7 by the stockholders of the corporation shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.


    Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


ITEM 29. PRINCIPAL UNDERWRITERS


  (a) MetLife Investors Distribution Company is the principal underwriter for the following investment companies (other than Registrant):




Met Investors Series Trust
MetLife Investors USA Variable Life Account A
MetLife Investors Variable Annuity Account One
MetLife Investors Variable Life Account One
First MetLife Investors Variable Annuity Account One
General American Separate Account Eleven
General American Separate Account Twenty-Eight
General American Separate Account Twenty-Nine
General American Separate Account Two
Security Equity Separate Account Twenty-Six
Security Equity Separate Account Twenty-Seven
MetLife of CT Separate Account QPN for Variable Annuities
MetLife of CT Fund UL for Variable Life Insurance
MetLife of CT Fund UL III for Variable Life Insurance
Metropolitan Life Variable Annuity Separate Account II
MetLife of CT Separate Account Eleven for Variable Annuities
Metropolitan Life Separate Account E
Metropolitan Life Separate Account UL
Paragon Separate Account A
Paragon Separate Account B
Paragon Separate Account C
Paragon Separate Account D
Metropolitan Series Fund
Metropolitan Tower Life Separate Account One
Metropolitan Tower Life Separate Account Two


  (b) MetLife Investors Distribution Company is the principal underwriter for the Contracts. The following persons are the officers and directors of MetLife Investors Distribution Company. The principal business address for MetLife Investors Distribution Company is 5 Park Plaza, Suite 1900, Irvine, CA 92614.




NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------     --------------------------------------
Elizabeth M. Forget                     Director and Executive Vice President
1095 Avenue of the Americas
New York, NY 10036


NAME AND PRINCIPAL BUSINESS ADDRESS     POSITIONS AND OFFICES WITH UNDERWRITER
-----------------------------------     --------------------------------------
Paul A. LaPiana                         Director and Executive Vice President, National Sales Manager-Life
5 Park Plaza, Suite 1900
Irvine, CA 92614

Jay S. Kaduson                          Senior Vice President
1 MetLife Plaza
27-01 Queens Plaza North
Long Island City, NY 11101

Mark E. Rosenthal                       President
5 Park Plaza, Suite 1900 EBS
Irving, CA 92614

Isaac Torres                            Secretary
1095 Avenue of the Americas
New York, NY 10036

Marlene B. Debel                        Treasurer
1095 Avenue of the Americas
New York, NY 10036

John G. Martinez                        Vice President and Chief Financial Officer
18210 Crane Nest Dr.
Tampa, FL 33647

Debora L. Buffington                    Vice President, Director of Compliance
5 Park Plaza, Suite 1900
Irvine, CA 92614

David DeCarlo                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Rashid Ismail                           Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paul M. Kos                             Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Craig W. Markham                        Vice President
13045 Tesson Ferry Road
St. Louis, MO 63128

Cathy A. Sturdivant                     Vice President
5 Park Plaza, Suite 1900
Irvine, CA 92614

Paulina Vakouros                        Vice President
1095 Avenue of the Americas
New York, NY 10036



  (c) Compensation from the Registrant. The following commissions and other compensation were received by the Distributor, directly or indirectly, from the Registrant during the Registrant's last fiscal year:





                   (1)                           (2)              (3)            (4)           (5)
                                           Net Underwriting
                                            Discounts And     Compensation    Brokerage       Other
Name of Principal Underwriter                Commissions     On Redemption   Commissions   Compensation
----------------------------------------- ----------------- --------------- ------------- -------------
 MetLife Investors Distribution Company     $689,121,186         $0             $0            $0



ITEM 30. LOCATION OF ACCOUNTS AND RECORDS


    The following companies will maintain possession of the documents required by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder:


    (a) Registrant


    (b) MetLife Annuity Operations, 4700 Westown Parkway, Bldg. 4, Suite 200, West Des Moines, IA 50266

    (c) State Street Bank & Trust Company, 225 Franklin Street, Boston, MA
02110


    (d) MetLife Investors Distribution Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (e) MetLife Investors USA Insurance Company, 5 Park Plaza, Suite 1900, Irvine, CA 92614


    (f) MetLife, 18210 Crane Nest Drive, Tampa, FL 33647


    (g) MetLife, 501 Boylston Street, Boston, MA 02116


    (h) MetLife, 200 Park Avenue, New York, NY 10166


    (i) MetLife, 1125 17th Street, Denver, CO 80202


ITEM 31. MANAGEMENT SERVICES


    Not Applicable.


ITEM 32. UNDERTAKINGS


    a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.


    b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.


    c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.


                                REPRESENTATIONS


    MetLife Investors USA Insurance Company ("Company") hereby represents that the fees and charges deducted under the Contracts described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.


    The Company hereby represents that it is relying upon the Securities and Exchange Commission No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:


    1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;


    2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;


    3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;


    4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES


    As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this registration statement to be signed on its behalf, in the city of Boston, and The Commonwealth of Massachusetts, on the 10th day of April, 2013.



   METLIFE INVESTORS USA SEPARATE ACCOUNT A
   (Registrant)

   By:   METLIFE INVESTORS USA INSURANCE COMPANY

   By:   /s/ Gregory E. Illson
         ----------------------------------------
         Gregory E. Illson
         Vice President

   By:   METLIFE INVESTORS USA INSURANCE COMPANY
          (Depositor)

   By:   /s/ Gregory E. Illson
         ----------------------------------------
         Gregory E. Illson
         Vice President

    As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 10, 2013.


      /s/ Eric T. Steigerwalt*           Director, Chairman of the Board, President and Chief
      --------------------------------   Executive Officer
      Eric T. Steigerwalt

      /s/ Peter M. Carlson*              Executive Vice President and Chief Accounting Officer
      --------------------------------
      Peter M. Carlson

      /s/ James J. Reilly*               Vice President-Finance (principal financial officer)
      --------------------------------
      James J. Reilly

      /s/ Susan A. Buffum*               Director
      --------------------------------
      Susan A. Buffum

      /s/ Elizabeth M. Forget*           Director and Executive Vice President
      --------------------------------
      Elizabeth M. Forget

      /s/ Jay S. Kaduson*                Director and Vice President
      --------------------------------
      Jay S. Kaduson

      /s/ Stephen M. Kessler*            Director
      --------------------------------
      Stephen M. Kessler

      /s/ Lisa S. Kuklinski*             Director and Vice President
      --------------------------------
      Lisa S. Kuklinski

      /s/ Mark E. Rosenthal*             Director
      --------------------------------
      Mark E. Rosenthal



      *By:   /s/ Michele H. Abate
             --------------------------------
             Michele H. Abate, Attorney-In-Fact
             April 10, 2013

 *MetLife Investors USA Insurance Company. Executed by Michele H. Abate,
  Esquire on behalf of those indicated pursuant to powers of attorney filed herewtih.

                               INDEX TO EXHIBITS


9      Opinion of Counsel

10 Consent of Independent Registered Public Accounting Firm (Deloitte & Touche LLP)

13     Powers of Attorney